Form 20-F
period 2011-12-31
Xueda Education Group
filed 2012-04-27
CIK 1499619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-34914

Xueda Education Group
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

A-4 Xibahe Beili, Chaoyang District Beijing 100028, People’s Republic of China
(Address of principal executive offices)

Junfeng Gao Telephone: +(86-10) 6427-8899 Facsimile: +(86-10) 6427-8899 A-4 Xibahe Beili, Chaoyang District Beijing 100028, People’s Republic of China
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 133,505,836 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•      “we,” “us,” “our company” and “our” refer to Xueda Education Group and its subsidiaries, and in the context of describing our operations and consolidated financial data, also to our VIE and its subsidiaries;

•      “VIE” refers to Beijing Xueda Information Technology Co., Ltd., or Xueda Information, our variable interest entity, which is a domestic PRC company in which we do not have any equity interest but whose historical financial results have been consolidated in our financial statements in accordance with U.S. GAAP;

•      “ADSs” refers to our American depositary shares, each of which represents two ordinary shares;

•      “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•      “provinces and municipalities” refers to provinces, autonomous regions and municipalities directly administered by the PRC central government; there are a total of 31 provinces, autonomous regions and municipalities directly administered by the PRC central government.

•      “RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•      “shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share; “Series A1 preferred shares” refers to our Series A1 convertible redeemable preferred shares, par value $0.0001 per share, and “Series A2 preferred shares” refers to our Series A2 convertible redeemable preferred shares, par value $0.0001 per share. Series A1 preferred shares and Series A2 preferred shares have been converted into our ordinary shares upon completion of our initial public offering.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements of a forward-looking nature. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provision under Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “is expected to,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “is/are likely to” or the negative of these terms or other similar expressions. These forward-looking statements include, but are not limited to:

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

You should read these statements in conjunction with the risks disclosed in “Item 3.D. Risk Factors” of this annual report and other risks outlined in our other filings with the Securities and Exchange Commission. Moreover, we operate in an emerging and evolving environment. New risks may emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the impact of such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.                                    Selected Financial Data.

The following selected consolidated balance sheet data as of December 31, 2010 and 2011 and the selected consolidated statement of operations data for the years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected balance sheet data as of December 31, 2008 and 2009 and the selected statement of operations data for the year ended December 31, 2008 have been derived from our audited consolidated financial statements not included in this annual report. The following selected consolidated financial data as of and for the year ended December 31, 2007 have been derived from our unaudited consolidated financial information as of and for the year ended December 31, 2007 not included in this annual report and have been prepared on the same basis as our audited consolidated financial data. The unaudited consolidated financial information includes adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of $, except share and per share and per ADS numbers)
Consolidated Statement of Operations Data:
Net revenue	4,418	34,106	77,188	154,144	221,738
Cost of revenue(1)	(5,968)	(31,945)	(57,326)	(103,504)	(156,222)
Gross (loss)/profit	(1,550)	2,161	19,862	50,640	65,516
Operating expenses:
General and administrative expenses(1)	(2,325)	(6,871)	(9,912)	(23,790)	(36,425)
Selling and marketing expenses(1)	(1,773)	(7,271)	(10,624)	(16,179)	(25,940)
Total operating expenses	(4,098)	(14,142)	(20,536)	(39,969)	(62,365)
Government subsidies	—	52	83	26	357
Other income	—	—	—	76	—
(Loss)/profit from operations	(5,648)	(11,929)	(591)	10,773	3,508
Interest income	3	24	220	510	3,766
(Loss)/profit before income tax expense	(5,645)	(11,905)	(371)	11,283	7,274
Income tax expenses
Current	(384)	(547)	(1,320)	(3,455)	(4,562)
Deferred	—	—	83	2,465	2,078
Total income tax expenses	(384)	(547)	(1,237)	(990)	(2,484)
Net (loss)/income	(6,029)	(12,452)	(1,608)	10,293	4,790
Net (loss)/income attributable to Xueda Education Group shareholders	(6,029)	(12,821)	(2,585)	9,773	4,790
Net (loss)/income per share:
Basic	(0.09)	(0.19)	(0.04)	0.09	0.03
Diluted	(0.09)	(0.19)	(0.04)	0.09	0.03
Net (loss)/income per ADS:
Basic	(0.18)	(0.38)	(0.08)	0.18	0.07
Diluted	(0.18)	(0.38)	(0.08)	0.18	0.07
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic	66,670,000	66,670,000	68,865,200	80,407,581	137,745,176
Diluted	66,670,000	66,670,000	68,865,200	82,776,366	142,268,913

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands of $)
Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	5,724	11,930	36,436	211,370	217,746
Prepaid expenses and other current assets	756	2,861	4,587	8,398	18,645
Total current assets	6,669	14,994	42,593	242,910	247,996
Total assets	7,626	18,648	48,323	263,182	289,835
Current liabilities:
Deferred revenue — current	9,404	23,484	41,529	61,161	79,095
Total current liabilities	11,105	27,232	48,809	77,470	105,246
Deferred revenue — non-current	2,650	7,283	16,454	25,020	22,309
Total liabilities:	13,755	34,515	65,299	102,490	128,484
Net assets	(6,129)	(15,867)	(16,976)	160,692	161,351
Series A1 convertible redeemable preferred shares	—	2,526	3,037	—	—
Series A2 convertible redeemable preferred shares	—	1,109	1,103	—	—
Total Xueda Education Group shareholders’ equity	(6,129)	(19,502)	(21,116)	160,692	161,351

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
Selected Operating Data:
Total course hours delivered (in thousands)	295	1,845	3,907	7,043	9,029
Number of learning centers (at period end)	32	108	131	207	295
Number of students served	5,515	27,139	54,130	88,761	116,900
Average hourly course fee (in $)(2)	17	20	21	23	26

(1)                                  Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
Cost of revenue	—	—	—	3	6
General and administrative expenses	—	—	—	1,895	4,092
Selling and marketing expenses	—	—	—	6	11
Total share-based compensation expenses	—	—	—	1,904	4,109

(2)                                  Represents gross revenues, which is computed as net revenues plus business tax, divided by the total course hours delivered in the relevant period.

Exchange Rate Information

For your convenience, this annual report also contains translations of certain amounts in RMB into U.S. dollars at the rate of RMB6.2939 to $1.00, the noon buying rate for December 30, 2011, as set forth in the H.10 statistical release of the Federal Reserve Board.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.3080 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	Period End	Average(1)	Low	High
2007	7.2946	7.6058	7.2946	7.8127
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7671	6.6000	6.8330
2011	6.2939	6.4630	6.2939	6.6364
October	6.3547	6.3710	6.3534	6.3825
November	6.3765	6.3564	6.3400	6.3839
December	6.2939	6.3482	6.2939	6.3733
2012
January	6.3080	6.3119	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March	6.2975	6.3125	6.2975	6.3315
April (through April 20, 2012)	6.3080	6.3052	6.2975	6.3150

Source: Federal Reserve Bank of New York and Federal Reserve Board

(1)                              Annual averages are calculated by using the average of the daily exchange rates during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

The success of our business largely depends on our ability to attract new students and retain existing students as well as the amount of course fees our students are willing to pay, which in turn depends on a variety of factors. These factors include our ability to refine our personalized service model, improve our services, develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our service quality, effectively market our programs to a broader base of prospective students and respond to competitive pressures. If we are unable to continue to attract students to enroll in our programs or retain existing students without a significant decrease in course fees or a significant increase in selling and marketing expenses, our net revenue may decline and we may not be able to maintain profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

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

Historically, the attrition rates for our service professionals were 26.0%, 22.3% and 25.2% for 2009, 2010 and 2011, respectively. The attrition of our service professionals has generally resulted from our performance-driven salary structure that comprises of variable components, career development prospects perceived by our service professionals and our stringent performance evaluation process and is affected by seasonality associated with the academic calendar. We had a higher attrition rate in 2011 compared to 2010, which was primarily attributable to change in the compensation structure for our education consultants started in the first half of 2011.

Under our service model, education consultants are the first group of service professionals with direct contact with prospective students. Our education consultants provide preliminary consultation and assessment of the students, and help the students form a customized study plan. As such, education consultants are instrumental in both recruiting and retaining the students. Before the change to their compensation structure in the first half of 2011, our education consultants were paid immediately when students signed the service contracts and the course fees were collected. Under the changed compensation structure, a significant portion of our education consultants’ compensation would be paid on a continuous basis and as the course hours are delivered. Our goal was to require the education consultants to make more efforts retaining their students, improve customer service and foster sustainable growth. Although we anticipated a short-term increase in the resignations of education consultants following such change, the actual number of resignations in mid to late 2011 was more significant than we had anticipated. As a result, the growth in students served and course hours delivered in the second half of 2011 slowed down, which, in turn, caused a slowdown in the revenue growth in the second half of 2011 compared to the previous periods. We have taken the following measures to reverse such slowdown since the beginning of 2012: (1) vigorously recruiting new education consultants and (2) enhancing the training programs for our education consultants, with an emphasis on helping young education consultants advance in their career path and encouraging senior education consultants to be more proactive. As a general initiative, we also try to help our service professionals adapt to our business culture and enhance their internal career development opportunities in order to maintain a healthy level of attrition. However, we cannot assure you that the programs we have developed or may adopt to retain our service professionals (including the education consultants) will be effective in allowing us to maintain our target service professional attrition levels. If we are unable to retain qualified service professionals and reduce their attrition rate without incurring significant retention expenses, our business, results of operations and financial condition may be materially and adversely affected.

A small portion of our tutoring courses are delivered by instructors who are teachers at public schools and work at our learning centers on a contractual basis. The practice of paid tutoring by teachers of public schools has received increased regulatory scrutiny in recent years. Some provinces and municipalities where we have substantial business operations, such as Beijing, Tianjin, Jiangsu, Hunan, Guangdong and Shaanxi, have promulgated local regulations prohibiting public school teachers from providing paid tutoring services. Similar regulations may be adopted in more provinces and municipalities where we have substantial business operations or plan to expand our service network. In 2011, approximately 3.5%  of our total course hours were delivered by contract instructors who are teachers at public schools. If these instructors choose to, or are forced to, discontinue their employment relationship with us to comply with the relevant local regulations, we will need to seek new instructors to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all. In addition, we will experience a reduced supply of instructors in those provinces and municipalities, which will further increase the strain on and difficulty of our recruiting efforts. Furthermore, while none of the existing local regulations currently imposes any penalty on service providers like us for hiring full-time public school teachers, we cannot assure you that these regulations will not be amended, or that new regulations will not be adopted, to impose such penalties in the future.

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

Although our founders were in the educational service business since as early as 2001, we only started our personalized tutoring services in 2004 and have experienced significant growth only since 2007. Our limited operating history may not provide a meaningful basis on which to evaluate our business. Despite the growth in our revenue in recent years, we incurred net losses for the fiscal year ended December 31, 2007, 2008 and 2009. Although we recorded net income in 2010 and 2011, we cannot guarantee you that we will remain profitable or will not incur net losses in the future. We expect that both our cost and our operating expenses will increase as we continue our business expansions and that we may face difficulties maintaining profitability. Thus, our limited operating history may not provide you with a sufficient basis upon which to evaluate our future prospects, financial condition and results of operations.

We have incurred losses in the past and may incur losses in the future.

We incurred net losses attributable to our company of $12.5 million and $1.6 million in 2008 and 2009, respectively, and recorded an accumulated shareholders’ deficit of $21.7 million as of December 31, 2009. As we expect our costs to increase as we continue to expand our business and operations, we may incur losses in the future. Although we generated net income of $10.3 million and $4.8 million in 2010 and 2011, respectively, we cannot assure you that we will be able to sustain profitability in the future.

We may not be able to manage our business expansion and increasingly complicated operations effectively, which could harm our business.

We have expanded rapidly in recent years and plan to continue expanding our operations primarily through organic growth. The number of our learning centers increased from 108 as of December 31, 2008 to 295 as of December 31, 2011, and is expected to continue to grow. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. To manage the expected growth of our operations, we need to expand our existing operational, administrative, technological and financial systems, procedures and controls as well as expand, train and manage our employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned expansion of and upgrade in personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate any entities we may acquire or any strategic alliances we may form into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities and to manage our existing operations, which in turn may have a material adverse effect on our financial condition and results of operations.

In addition, as a part of our growth strategy, we intend to form strategic alliances and make selective complementary acquisitions and investments to help drive future growth. For example, in March 2012, Xueda Information and two individuals entered into a share transfer framework agreement with the selling shareholders of Beijing Weland International Education and Technology Corp., or Weland, a company incorporated in China that organizes Chinese students to attend various model United Nations conferences and the relevant training in the United States and China. Pursuant to this agreement, subject to certain conditions to be fulfilled by the selling shareholders of Weland, Xueda Information agrees to purchase and the selling shareholders agree to sell 60% of the equity interest in Weland for a consideration of RMB18.9 million ($3.0 million).We expect this acquisition to diversify our services. Our strategic alliances, acquisitions and investments involve substantial risks and uncertainties, including:

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

•                  failure to achieve the intended revenues and other benefits expected from the alliances, acquisitions and investments;

•                  our ability to generate sufficient revenues to offset the costs and expenses of alliances, acquisitions and investments; and

•                  potential loss of, or harm to, employee or customer relationships as a result of ownership changes.

If any one or more of these risks or uncertainties materialize or if any of the strategic objectives we contemplated is not achieved, our strategic alliances, acquisitions or investments may not be beneficial to us and may have a material adverse effect on our business, financial condition and results of operations.

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

Except for three learning centers in Hefei, Anhui Province, Jinan, Shandong Province and Hangzhou, Zhejiang Province, which have an aggregate space of 1,290 square meters, we currently lease all of the properties we use to operate our business. The term of our leases for the learning centers typically ranges from one to five years. Some of our learning centers have entered into multiple leases of multiple premises in the same building in order to obtain sufficient operational space. Some of our other learning centers operate in different buildings in the same geographic location, and therefore have multiple leases.

As a result, as of December 31, 2011, we had a total of 295 learning centers and 431 leases for these learning centers. Among these leases, 109 will expire by December 31, 2012 and 21 do not contain a priority renewal provision which provides the lessee with the right of first refusal to renew the lease on the terms and conditions offered by the lessor for renewal upon the expiration of the lease. At the end of the lease term, we may need to negotiate for a new lease or an extension of the existing lease and may be forced to find a new lease location, which could involve substantial rent increases and leasehold improvement costs. In addition, we compete with numerous other businesses for sites in a highly competitive market, and some landlords and developers may exclusively grant locations to our competitors. As a result, we may not be able to obtain new leases or renew existing ones on acceptable terms or at all, which could adversely affect our business, results of operations and financial condition.

Certain of our leases may subject us to government penalties or may be challenged by property owners or other third parties.

Some of the premises of our learning centers are located on land owned by villages and rural organizations, or collectively-owned land, which is not permitted to be leased for a non-agricultural use under PRC law. Certain other of our leased properties are located on land the use of which is restricted and not permitted for our current use. As of December 31, 2011, we operated a total of 295 learning centers. As of December 31, 2011, a total of approximately 7,800 square meters of our leased properties for these learning centers, representing approximately 3.2% of the total size of our learning center leases, were located on land that cannot be used for our current purpose. Our lease of properties located on such land may subject us to government penalties at a rate we believe, based on our review of the applicable regulations, up to RMB30 ($4.8) per square meter, or up to RMB234,000 ($37,206) in total. As of the date of this annual report, we have not been subject to any penalty for leasing properties built on such land.

In addition, some lessors of premises we lease for the operation of learning centers have not provided us with evidence of their valid and enforceable building ownership or evidence of their rights or authority to lease or sub-lease such properties. As of December 31, 2011, leases for properties with such lease right deficiencies amounted to approximately 15,560 square meters, representing approximately 6.3% of the total size of all of our learning center leases.

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

Our business depends on the strength of our reputation and brand in the marketplace. We may not be able to attract new students or to retain existing students if we cannot continue to protect, leverage and enhance our reputation and brand successfully in the marketplace.

Our operational and financial performance and the successful growth of our business are highly dependent on our reputation and market awareness of our “Xueda” brand. We believe maintaining and enhancing our reputation and our “Xueda” brand is critical to maintaining and enhancing our competitive advantage and growing our business. The personalized tutoring services we offer to primary and secondary school students throughout many provinces and municipalities in China place significant demands on us to maintain the consistency and quality of our services to ensure our reputation and brand do not suffer from any actual or perceived deterioration in the quality of our services. As we continue to grow in size, expand our services and extend our geographical reach, maintaining the quality and consistency of our services may be more difficult. Any alleged deterioration in the quality of our services or any negative publicity about our services or learning centers, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

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

The increasing use of the Internet and advances in Internet- and computer- related technologies are eliminating geographic and cost-entry barriers to providing tutoring services. As a result, many international companies that offer online test preparation and language training courses may decide to expand their presence in China or to try to penetrate the China market. Many of these international companies have strong education brands, and students and parents in China may be attracted to these companies’ programs for the perceived advantages these programs may offer. In addition, many smaller companies, both domestic and international, are able to use the Internet to quickly and cost-effectively offer their services to a large number of students with less capital expenditure than previously required.

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

Our future success depends heavily upon the continuing services of the members of our senior management team, as well as the local management teams that directly manage and operate our learning centers at the various locations throughout China. For example, Mr. Xin Jin, our co-founder and chief executive officer, and Mr. Junfeng Gao, our chief financial officer, are key to our business. If one or more members of our senior management team or a substantial number of the members of our local management teams are unable or unwilling to continue in their present positions, we may not be able to replace them easily, if at all. For instance, two of our former executive officers who served as our president and chief information officer resigned in February and March 2012, respectively, for personal reasons. We may also incur additional expenses to recruit and retain qualified replacements, which may materially and adversely affect our financial condition and results of operations.

In 2009, 2010 and 2011, the attrition rates of our senior management team were 17%, nil and 17%, respectively, and the attrition rates of our local management team were 17%, 9% and 20%, respectively, over the same period. In addition, although each of our employees has entered into a confidentiality and non-competition agreement with us, if any member of our senior management team or any of the key members of our local management teams breaches such obligations and joins a competitor or forms a competing company, we may lose students, instructors, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense, and the pool of qualified candidates is very limited. We may not be able to retain the services of our senior management team or key members of our local management teams, or attract and retain high-quality senior management team or key members of local management teams in the future, which could have a material adverse effect on our business and results of operations.

If we are not able to continually enhance our services and adapt them to rapid pedagogical innovations and evolving student needs and preferences, we may lose market share, and our business could be adversely affected.

Our services and customer satisfaction are vital to the success of our business. The market for such services is characterized by rapid pedagogical innovations and evolving user preferences. We must quickly identify areas for improvement and enhance our services to adapt to any pedagogical innovation, changes in curriculum and evolving student needs and preferences. For example, we expect to continue to invest in the development and launch of supplementary online service offerings in selected academic subjects on a pilot basis to augment our tutoring services and as an aid to our personalized content delivery, but the timing of the full-scale launch of such services will only be determined based on the results of this limited pilot test. We may not be able to adapt these planned supplementary online service offerings and other services in a timely and cost-effective manner. If improvements to our services are delayed or are not aligned with market expectations, needs or preferences, we may lose market share, and our business could be materially and adversely affected.

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

There have been continuous changes in the focus of the subjects and questions tested in high school and college entrance exams in China and the format of the tests and the manner in which the tests are administered. These changes require us to continually update and enhance our curriculum, test preparation materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees. Further, we understand the Chinese Ministry of Education, or the MOE, has been discussing reforms of the curriculum of primary and secondary schools. Therefore, school curriculum will likely undergo changes, and our tutoring programs and materials will need to be adapted for such changes. Failure to respond in a timely manner to such changes will adversely impact the marketability of our services.

A substantial number of our students enroll in our tutoring programs to achieve better exam performance in school and in entrance exams. However, educational institutions and government authorities in China have initiated discussions and conducted some early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2011, 80 universities and colleges were allowed to recruit up to 5% of their students through independently administered tests according to a notice promulgated by the MOE, although students admitted in this manner still need to meet certain thresholds in the national college entrance exam It has been reported that the number of such universities and colleges will further increase. If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for our tutoring services may deteriorate, and our business will be materially and adversely affected.

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

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the SOX. As required by Section 404 of the SOX and related rules as promulgated by the Securities and Exchange Commission, or the SEC, we are required to include a report of management on the effectiveness of our internal control over financial reporting in our annual report. In addition, under such rules, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting.

Using the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management assessed the effectiveness of our internal over financial reporting for the period covered by this annual report and has identified a material weakness in our internal control over financial reporting and has concluded that as of December 31, 2011, our disclosure controls and procedures and our internal control over financial reporting were not effective.  Our independent registered public accounting firm has expressed an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011. See “Item 15. Controls and Procedures.”

Despite our efforts to ensure the integrity of our financial reporting process, we cannot assure you that the material weakness identified in our internal control over financial reporting would be successfully remediated. Furthermore, we cannot assure you that additional weakness in our internal control over financial reporting will not be identified in the future. Any failure to maintain existing controls or implement new controls would result in additional material weakness and cause us fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the NYSE. In addition, any such failure could result in material misstatements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price or lawsuits being filed against us by our shareholders or otherwise harm our reputation. In addition, we may require more resources and incur more costs than currently expected to remediate our identified material weakness or any additional material weakness that may be identified in the future, which may adversely affect our results of operations.

We may not be able to adequately protect our intellectual property, and our current or future competitors may independently develop intellectual property similar to ours, which could cause us to be less competitive.

Our trademarks, trade names, copyrights, trade secrets and other intellectual property rights are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secret laws and confidentiality agreements with our employees and others to protect our intellectual property rights. Our PRC subsidiary, Xuecheng Century, has registered various trademarks and logos, including “ “, “Xueda,” ““ and ““, with the Trademark Office of the State Administration for Industry and Commerce in China, or the SAIC. In addition, Xuecheng Century is in the process of applying to the Trademark Office of SAIC for the registration of certain other trademarks and logos, including ““and “Elite Class” , which means “prime learning”,  for our small-group tutoring programs and other trademarks and logos for our operations. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks.

Our main website is located at www.21edu.com. In addition, although we are in the process of registering copyrights with respect to our internally developed data in our educational resource database and course materials, we may not be able to sufficiently protect these data and course materials. To date, we are not aware of any unauthorized use of or infringement upon our intellectual property. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is widespread in China, and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. Given the relative unpredictability of China’s legal system and potential difficulties in enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation. Failure to adequately protect our intellectual property could materially adversely affect our competitive position and our ability to attract students, which could in turn have a material adverse effect on our financial condition and results of operations.

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

We rely heavily on our information systems, and if we fail to further develop our technologies, or if our systems, software, applications, database or source code contain “bugs” or other undetected errors, our operations may be seriously disrupted.

The successful development and maintenance of our systems, software, applications and database, such as the information technology infrastructure underlying our personalized service delivery model, is critical to the attractiveness of our tutoring programs and management of our business operations. In order to achieve our strategic objectives and remain competitive, we must continue to develop and enhance our technology. These efforts may require us to acquire additional equipment and software and develop new applications. In addition, our technology platform, upon which our management systems and online programs operate, and our other databases, products, systems and source codes could contain undetected errors or “bugs” that could adversely affect their performance.

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

Any failure to maintain satisfactory performance, reliability, security or availability of our network infrastructure may cause significant damage to our reputation and our ability to attract and retain students. Major risks involving our network structure include:

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

To date, we have not encountered any material unexpected network interruptions, security breaches, computer virus attacks or system failures. However, any network interruption or inadequacy that causes interruptions in the availability of our websites or deterioration in the quality of access to our websites could reduce customer satisfaction and result in a decrease in the number of students using our services. In addition, we may be subject to security breach caused by a computer hacker, which could involve attempts to gain unauthorized access to our systems or personal information stored in our systems or cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Furthermore, increases in the volume of traffic on our websites could strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This result would cause a disruption or suspension in our internal management or our online presence and programs, which would harm our brand and reputation and thus negatively affect our net revenue growth. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if we anticipate our systems cannot handle higher volumes of traffic in the future.

All of our servers and routers, including backup servers, are currently hosted by us within China. We do not currently maintain any backup servers outside of China. To improve performance and prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our websites to mirror our online resources.

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

Any significant interruption in the operations of our call center could adversely affect our ability to respond to potential customers’ inquiries and other service requests in a timely manner.

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

U.S. GAAP prescribes how we account for share-based compensation and may have an adverse or negative impact on our results of operations or the price of our ADSs. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options, restricted shares or other stock-based awards under our 2009 share incentive plan. However, if we do not grant share options, restricted shares or other stock-based awards, or reduce the number of share options, restricted shares or other stock-based awards we grant, we may not be able to attract and retain key personnel. If we grant more share options, restricted shares or other stock-based awards to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Some of our learning centers may be deemed by government authorities to operate beyond their authorized business scope, which could expose us to certain risks.

Based on the advice of our PRC counsel, we understand that under the framework and general principles of the PRC Education Law and Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education, the operation of afterschool tutoring classes is not in violation of PRC laws and regulations. Under the relevant PRC laws, regulations and administrative requirements, if a company either obtains a permit from the relevant education authority to operate private tutoring schools or includes the relevant services in the authorized scope of business as specified in its business licenses, it could operate private learning centers. As of December 31, 2011, we operated a total of 295 learning centers. 187 of these learning centers had been either operated under private tutoring schools with the prerequisite permits or operated under the subsidiaries of our VIE with “tutoring services” in the business scope of their respective business licenses. However, 61 of these learning centers had included, among others, “education information” or “education technology related consultation” in their respective authorized scopes of business, but were not affiliated with private tutoring schools with the prerequisite permits, nor did they have “tutoring services” in their scope of business. The relevant PRC laws, regulations and administrative requirements do not clearly provide whether companies operating such private learning centers also need to specifically include “tutoring services” in their authorized scope of business. We cannot assure you that these of our VIE’s subsidiaries will not be deemed to have exceeded the authorized scope of their respective business licenses. In addition, 47 of our learning centers do not have “tutoring services” or any education related services in their authorized scope of their business licenses, nor are these learning centers operated by schools with the prerequisite licenses. For the latter 108 learning centers, we are in the process of expanding the authorized scope of business for relevant subsidiaries of our VIE and, as applicable, applying for the permit for their tutoring services at minimal cost. We are uncertain of the time it may take to expand the business scope of the relevant subsidiaries of our VIE. In addition, it normally takes three to six months to obtain such permit or expand the relevant business scope.

Our VIE, Xueda Information’s subsidiaries engaging in services exceeding the authorized business scope stated in their business licenses may be ordered to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 to RMB100,000. Under the PRC Administrative Penalties Law, these fines would not be assessed multiple times against the same entity for the same non-compliant act. In addition, under the PRC Regulations on Company Registration, or the Company Registration Regulations, and other relevant regulations, if a company conducts its business beyond its authorized business scope and in violation of other relevant regulations, it may be ordered to cease its operation. To date, none of our existing learning centers operated by Xueda Information and its subsidiaries has been imposed any administrative penalties including fines.

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

Certain local government authorities had in the past issued notices or rules which prohibit private schools from offering after-school tutoring services by themselves or through cooperation with public schools. However, local government practices are inconsistent among the cities where we operate in implementing and enforcing such notices or rules. We have obtained the required education permits or business licenses for our tutoring services in most of these cities. None of our local operations has been subject to any penalties or other regulatory actions for violation of such notices or rules. In July 2010, the MOE issued the National Guidance on Mid- to Long-term Education Reform and Development, or the National Education Guidance, which expressly requires, among others, governments at various levels to subject private after-school tutoring service providers to appropriate regulation. We believe that the National Education Guidance reflects the latest developments of the PRC central government’s policy, which supports an appropriately regulated after-school tutoring sector rather than prohibits the after-school tutoring business. Based on the above reasons, we do not believe that these prohibitive local notices and rules will likely have any material effect on our business operations or expansion. However, if the local government authorities in any of the relevant cities start strictly enforcing the existing prohibitive notices or rules, or if future government rules and regulations entirely prohibit us from offering after-class tutoring services or impose more stringent limitations on the type or range of after-class tutoring services that we may offer, our business, results of operations and financial condition will be materially and adversely affected.

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

Recent global market and economic conditions have been unprecedented and challenging with recession in most major economies persisting in 2009 and significant market volatility since then. Continued concerns about the systemic impact of a potentially long-term and widespread recession, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to unprecedented volatility levels. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not work effectively or quickly enough to maintain economic growth in China or avert a severe economic downturn.

Since we derive all of our revenues from our operations in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business and results of operations. Our revenues depend on our students’ spending on tutoring services, which in turn depends on the level of current and expected household disposable income and willingness to spend of the students’ families. As there are still substantial uncertainties in the current and future conditions of global and Chinese economies, our potential customers may reduce their spending on tutoring services or seek less expensive alternatives. Moreover, since we require prepayment of course fees, certain potential customers who prefer installment payments due to economic and other concerns may be or may become unwilling or unable to purchase our services. Further disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions, if and when such financing is needed.

We generate a substantial portion of our revenues from a small number of cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our business and results of operations.

For the fiscal year ended December 31, 2011, we generated approximately 12.9% of our net revenue from learning centers located in Beijing. The next five cities where we derived most revenues, including Xi’an, Shanghai, Guangzhou, Tianjin and Nanjing, collectively contributed approximately 31.5% of our net revenue for 2011. We expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a severe economic downturn, a natural disaster or outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

Risks Related to Regulation of Our Business and Our Corporate Structure

All aspects of our business are subject to extensive regulation in China. We may not be in full compliance with these regulations, and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

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

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our PRC subsidiary, Xuecheng Century, is a foreign-invested enterprise. Due to PRC legal restrictions on foreign ownership and investment in the education business in China, we conduct our learning center business in China primarily through a series of contractual arrangements between Xuecheng Century, and its affiliated entities and persons in China such as our VIE, Xueda Information, and its shareholders. Our VIE and its subsidiaries are the entities that hold certain licenses and permits relating to our tutoring business in China. We have been and expect to continue to be dependent on our VIE and its subsidiaries to operate our business.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, (i) the ownership structures of Xueda Information and its subsidiaries, and our PRC subsidiary, are in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements among our PRC subsidiary, Xueda Information, and the shareholders of Xueda Information are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel.

For example, the Ministry of Commerce, or the MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises having “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our tutoring services fall into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. As we have already obtained the “de facto control” over our VIE prior to the effectiveness of these circulars and rules, we do not believe we are required to submit our existing contractual arrangement to the MOFCOM for security review. However, we are advised by our PRC legal counsel that, as these circulars and rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

In addition, various media sources have recently reported that the China Securities Regulatory Commission, or the CSRC, has prepared a report for the State Council suggesting regulating the use of the VIE structure, such as ours, in the context of foreign investment in China and overseas listings. However, it is unclear whether the CSRC has officially submitted such a report, what specific content such report contains and whether and when any further action will be taken by the State Council, the CSRC, the MOFCOM or any other PRC government authority regarding the use of the VIE structure.

Accordingly, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, including the MOFCOM Security Review Rules and any future regulations regarding the use of the VIE structure promulgated by any PRC government authority, or we fail to obtain or maintain any of the required licenses or permits, the relevant PRC regulatory authorities including the MOE and the MOFCOM, which regulate the education industry and foreign investment in China, respectively, would have broad discretion in dealing with such violations, including:

•                  revoking the business and operating licenses of our PRC subsidiary and affiliated entities;

•                  discontinuing or restricting the operations of any related party transactions among our PRC subsidiary and affiliated entities;

•                  imposing fines or other requirements with which we or our PRC subsidiary and affiliated entities may not be able to comply;

•                  requiring us or our PRC subsidiary and affiliated entities to restructure or unwind the relevant ownership structure or operations; or

•                  restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China.

The imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for substantially all of our China operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to operate our education business. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE and its subsidiaries. If we had direct ownership of our VIE and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE and its subsidiaries, which could then effect changes, subject to any applicable fiduciary duties, at the management level.

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

In addition, these contractual arrangements, including the Amended and Restated Exclusive Technology Consulting and Management Service Agreement, the Amended and Restated Pledge Agreement, the Amended and Restated Exclusive Purchase Right Contract and the related powers of attorney, are governed by PRC law, and all but the powers of attorney provide for the resolution of disputes through arbitration before the China International Economic and Trade Arbitration Center, or CIETAC, in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these arrangements would be resolved through arbitration before CIETAC or, in the case of disputes arising from the powers of attorney, through litigation in the PRC, in each case in accordance with PRC legal procedures. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Furthermore, although CIETAC may award the same type of relief to the prevailing party in an arbitration proceeding as that granted by a court in a civil action, CIETAC does not have the authority to enforce arbitral awards. In the event that we prevail in an arbitration proceeding before CIETAC, we may nevertheless have to apply to a PRC court for the enforcement of the arbitral award relating to the contractual arrangements. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially and adversely affected.

Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition.

Currently, the major shareholders of our VIE are also principal beneficial owners of our company. Certain shareholders of our VIE also are directors and/or employees of our company. Conflicts of interest between their duties to our company and those as the major shareholders of our VIE may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our VIE or its subsidiaries to breach or refuse to renew existing contractual arrangements that allow us to effectively control our VIE and its subsidiaries and to receive economic benefits from them. Currently, we do not have existing arrangements to address such potential conflicts of interest between these individuals and our company. We rely on those of our VIE’s shareholders who are also our directors to abide by the laws of the Cayman Islands and China, both of which provide that directors owe a fiduciary duty to our company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

The contractual arrangements our PRC subsidiary has entered into with our VIE and its shareholders may result in adverse tax consequences to us; such arrangements may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIE and its shareholders owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties should be priced on an arm’s-length basis and may be subject to audit or challenge by PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xuecheng Century and our VIE and its shareholders do not represent an arm’s-length price and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities for our VIE. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits or pay additional taxes for prior tax years and impose late payment fees and other penalties on our VIE and its subsidiaries for underpayment of prior taxes. Similar contractual arrangements have been used by many other overseas-listed China-based companies and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies to date. However, we cannot assure you that such penalties will not be imposed on us in the future and we are not able to assess with any degree of certainty the likelihood or remoteness of regulatory authorities implementing the relevant laws and regulations in a way that would materially and adversely affect our business. Our consolidated net income may be materially and adversely affected if our VIE’s and its subsidiaries’ tax liabilities increase or if our VIE or its subsidiaries are found to be subject to additional taxes, late payment fees or other penalties.

Our VIE and its subsidiaries may be subject to significant limitations on their ability to sponsor and operate private tutoring schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004), or PE Implementation Rules. Under these laws and regulations, a private school may elect to be a school that does not distribute reasonable returns or a school that distributes reasonable returns. As of December 31, 2011, 75 of our 77 schools were registered as private schools that distribute reasonable returns, and the remaining 2 of our schools were registered as schools that do not distribute reasonable returns.

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

All of the private tutoring schools controlled by our VIE and its respective subsidiaries currently comply with the existing laws and regulations regarding the allocation of their development funds. A private school that distributes reasonable returns must publicly disclose such election and additional information required under the regulations. A private school should consider factors such as the school’s tuition fees, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.”

In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. New laws or regulations might be adopted to:

•                  impose significant limitations on the ability of our private tutoring schools to operate their business, charge course fees or make payments to related parties; or

•                  specify the formula for calculating “reasonable returns.” We cannot predict the timing and effects or assess the likelihood or remoteness, of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our VIE’s and its subsidiaries’ operations could have a material adverse effect on our business, prospects and results of operations.

If our VIE or any of its subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by our VIE or any of its subsidiaries, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

We currently conduct our operations in China through contractual arrangements with our VIE and its shareholders. As part of these arrangements, our VIE and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIE or any of its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

Risk Factors Relating to Doing Business in China

Our operations may be adversely affected by changes in China’s political, economic and social conditions.

Currently, all of our operations are conducted in China, and all of our revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to political, economic and social developments in China.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, foreign exchange control and allocation of resources. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Our results of operations and financial condition may be materially and adversely affected by a tightening or other changes of these policies and controls.

China’s social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China’s political system or the occurrence of widespread social unrest could have material adverse effects on our business and results of operations.

In addition, while the Chinese economy has experienced significant growth in the past several decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services depends, in large part, on economic conditions in China. Any slowdown in China’s economic growth may cause our potential customers to delay or cancel their plans to purchase our services, which in turn could reduce our revenue.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits.

Under the EIT Law and the EIT Implementation Rules, the profits of a foreign invested enterprise generated in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company. Our PRC subsidiary is currently wholly-owned by our Hong Kong subsidiary. However, the 5% withholding tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy any benefits under the relevant taxation treaties. Moreover, according to the Notice of the State Administration of Taxation on Issues Regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, for a tax treaty to be applicable, certain requirements must be satisfied, including: (1) the taxpayer must be the beneficial owner of the relevant dividends; (2) for corporate recipients to enjoy the favorable tax treatment under the tax treaty as direct owners of a PRC enterprise, such corporate recipients must satisfy the direct ownership thresholds at all times during the 12 consecutive months preceding the receipt of the dividends. On August 24, 2009, the State Administration of Taxation, or the SAT, issued the Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective on October 1, 2009, requiring non-resident enterprises to obtain an approval from the competent tax authority in order to enjoy the treatments under tax treaties. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and set forth certain adverse factors on the recognition of such “Beneficial Owner.” Our PRC subsidiary has not yet applied for such approvals because it has not declared or paid dividends, and does not intend to declare or pay dividends. Our PRC subsidiary will apply for such approvals when it intends to declare and pay dividends. There is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiary.

Under the EIT Law, we may be classified as a “resident enterprise” of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Following Circular 82, on August 3, 2011, the SAT issued Administrative Measures on Income Taxes of Resident Enterprises Incorporated outside Mainland China and Are Controlled by Chinese Enterprises (Trial Implementation), or Resident Enterprise Administrative Measures, which was effective as of September 1, 2011.  This Resident Enterprise Administrative Measures provides clarification of resident status determination, post-determination administration, as well as competent tax authorities. However, Circular 82 and Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” for the company of our type. We do not believe we are a resident enterprise defined and regulated by the aforesaid regulations as none of our shareholders is a PRC company or PRC corporate group. However, it remains unclear how PRC tax authorities will determine the tax residency status of companies like us. If the PRC authorities were to subsequently determine, or any future regulation provides, that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income, which will significantly increase our tax burden and could materially and adversely affect our financial condition and results of operations.

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

On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the laws that it replaced, the Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, contract-based employment, probation, consultation with the labor union and employee representative’s council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on the number of years the employee has worked for the employer. Employees who waive such vacation time at the request of employers are entitled to compensation equal to three times their regular daily salary for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs have increased and could further increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

As our main operating entities and a substantial majority of our assets are located in China, PRC laws and the PRC legal system in general may have a significant impact on our business operations. Although China’s legal system has developed over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to those of the United States. Moreover, PRC laws and regulations change frequently and their interpretation and enforcement involve uncertainties. For example, the interpretation or enforcement of PRC laws and regulations may be subject to government rules or policies, some of which are not published on a timely basis or at all. In addition, the relative inexperience of China’s judiciary in some cases may add to the uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce our legal or contractual rights or otherwise adversely affect our business and operations. Furthermore, due to the existence of unpublished rules and policies, and since newly issued PRC laws and regulations may have a retroactive effect, we may not be aware of our violation of certain PRC laws, regulations, policies or rules until after the fact.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Because currently all of our revenue is denominated in RMB, restrictions on currency exchange may limit our ability to use net income generated in RMB to fund any business activities we may have outside China in the future. The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules (1996), as amended. Under these rules, RMB is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions, but not for direct investment, or loan or investment in securities outside China unless the prior approval of China’s State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our VIE and its subsidiaries generate revenues in RMB. We receive substantially all of our VIE’s and its subsidiaries’ economic benefits in the form of service fees they pay to our PRC subsidiary in RMB pursuant to a series of contractual arrangements. As we do not own any equity interest in our VIE and its subsidiaries, we do not receive any dividends or other direct distributions from them. If and when our PRC subsidiary declares and pays dividends to Xueda Hong Kong, by virtue of its status as a wholly foreign-owned enterprise, it will be permitted under applicable regulations to convert the RMB dividends into a foreign currency and remit to its shareholder outside of the PRC. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Dividend Distribution” for additional requirements for distribution of dividends by a wholly foreign-owned enterprise. In addition, in the event that our PRC subsidiary liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside of China to Xueda Hong Kong. The shareholders of our VIE have undertaken to distribute the proceeds from liquidation of our VIE, if any, to our PRC subsidiary. Our PRC subsidiary then may distribute such proceeds to us after converting them into foreign currency and remit them outside of China in the form of dividends or other distributions to us. Once remitted outside of the PRC, dividends and proceeds from liquidation paid to us will not be subject to further restrictions under PRC regulations with respect to its further transfer or use.

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

In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material changes relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees or other material events. Although our beneficial owners who are known to us to be PRC residents have registered with SAFE and have completed their current amendment registrations under SAFE Circular 75, if any of them or our future beneficial owners who are PRC residents fails to complete any applicable registration or amend previously filed registrations as required under SAFE Circular 75, our onshore subsidiary, Xuecheng Century, is required to report the non-compliance to the local branch of SAFE. Failure or inability to comply with the registration procedures may restrict our cross-border investment activities and result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

Fluctuations in the value of the RMB may have a material adverse effect on your investment.

The change in value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, which was suspended in 2008 due to the worldwide financial crisis, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In June 2010, the PRC government announced its intentions to again allow the RMB to fluctuate within the 2005 parameters. Since July 21, 2005, there has been a more than 20% appreciation of the RMB against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

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

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules promulgated by SAFE on January 5, 2007, and the Circular on Relevant Issues Relating to the Administration of Foreign Exchange Regarding PRC Individuals’ Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas Listed Companies issued by SAFE on February 15, 2012 and effective as of the same date, which replaced the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas Listed Companies issued by SAFE on March 28, 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to file with the applicable local branch of SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Rules (1996), as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. Currently, the foreign exchange proceeds from the sales of stock or dividends distributed by the overseas-listed company can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account opened at a PRC domestic bank. In the case of an exercise of the options on a non-cash basis, PRC citizens are required to remit the proceeds to special foreign currency accounts. We and our PRC citizen employees are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we received from our initial public offering, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we received from our initial public offering, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or consolidated PRC affiliated entities are subject to PRC regulations and approvals or registration. For example, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts. In addition, loans by us to our VIE and its subsidiaries, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts. Any capital contribution to our PRC subsidiary and VIE are subject to the approvals of MOFCOM or its local counterparts. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB and converted from foreign currencies may be used only for purposes within the business scope stated on the business license of the company and, unless otherwise permitted by other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including the substantial fines set forth in the Foreign Exchange Administration Rules (1996), as amended. Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

As stated on its business license, Xuecheng Century’s scope of business is the research, development and design of computer software and hardware, network technologies, communication technologies and products; the provision of technology transfer, technology services, technology consulting, training in computer technologies related to these products; as well as the sale of proprietary products. We currently expect that a substantial portion of the proceeds of our initial public offering we received will be used by Xuecheng Century to meet its working capital needs and for general corporate expenses in connection with its business expansion through providing better support to the operations of our VIE and its subsidiaries. Specifically, Xuecheng Century will make substantial investments to improve our operating platform and technology infrastructure. Xuecheng Century will also make significant investments in developing and offering new services and products to our students through our VIE and its subsidiaries to enhance our tutoring services. In addition, Xuecheng Century will enhance its services to our VIE and subsidiaries through establishing operations in selected locations where our VIE and its subsidiaries operate their business and providing other services as needed. These uses of proceeds are for purposes within the business scope of Xuecheng Century. Meanwhile, we believe that our VIE will have adequate cash from its operations to support its own operation and expansion. Therefore, we do not expect to transfer any significant amount of the proceeds of our initial public offering we received to our VIE or its subsidiaries. However, to the extent we need to transfer any proceeds of our initial public offering to our VIE or its subsidiaries through our PRC subsidiary, Circular 142 and Circular 59 may significantly limit our ability to do so. In such an event, we may have to obtain external financing for our VIE or its subsidiaries. We cannot assure you that we will have timely access to such funding on reasonable terms, in a sufficient amount, or at all.

Restrictions under PRC law on our PRC subsidiary’s ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders or meet other potential future cash needs, we will rely on dividend payment and other distributions made by our PRC subsidiary. As of the date of this annual report, our PRC subsidiary has not paid any dividend to us. Although we believe our PRC subsidiary has the ability to pay dividends to us upon our request, we do not expect to request dividends from our PRC subsidiary in the near future because we plan to have our PRC subsidiary retain all its accumulated profits for its own business operation and expansion. Furthermore, PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory reserve fund until the cumulative amount in such fund reaches 50% of the company’s registered capital. Our PRC subsidiary currently has a registered capital of $420,000 and is in compliance with all applicable PRC laws and regulations relating to the allocation of statutory funds. Allocations to this statutory fund can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. Our PRC subsidiary was established in 2009 and did not realize any after-tax profits in 2009 and, therefore, no such allocation was required. As of December 31, 2011, our PRC subsidiary had allocated $0.2 million to these statutory reserve funds. As a result, not all funds of our PRC subsidiary are available to us and our access to such funds is restricted. These and any other limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

We may have been required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the NYSE.

On August 8, 2006, six PRC regulatory authorities, including MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce, or the SAIC, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006 and were amended on June 22, 2009. These regulations, among other things, include provisions that purport to require that an offshore special purpose vehicle, or SPV formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange, including the case where the SPV acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies. The application of the M&A Regulations is subject to interpretation. On December 14, 2006, the CSRC published procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC, and it would take several months to complete the approval process.

Under the M&A Regulations, “mergers and acquisitions of domestic enterprises by foreign investors” refers to a situation where a foreign investor purchases by agreement the equity interests of a domestic non-foreign-invested enterprise, or a domestic company, or subscribes to the increased capital of a domestic company, and thus changes the domestic company into a foreign-invested enterprise; where a foreign investor establishes a foreign-funded enterprise, through which the foreign investor purchases by agreement the assets of a domestic enterprise and operates its assets; or where a foreign investor purchases by agreement the assets of a domestic enterprise, and then invests such assets to establish a foreign-funded enterprise to operate the assets.

While the exact perimeters of the M&A Regulations remain unclear, based on the advice of our PRC counsel, because the M&A Regulations only apply to transactions involving “mergers and acquisitions of domestic enterprises by foreign investors,” we believe that (i) the M&A Regulations were not applicable to our corporate restructuring in 2009 and 2010 and (ii) CSRC approval was not required in the context of our initial public offering in 2010, for the following reasons: (a) we established our PRC subsidiary by means of direct investment, not through merger or acquisition of any PRC domestic companies and (b) we control our VIE and its subsidiaries through contractual arrangements, not through “mergers and acquisitions of domestic enterprises by foreign investors” as defined under the M&A Regulations. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel did. If the CSRC or another PRC regulatory body subsequently determines that we should have obtained the CSRC’s approval for our initial public offering either by interpretation, clarification or amendment of the M&A Regulations or by any new rules, regulations or directives or in any other ways promulgated after the issuance date of the legal opinion of our PRC counsel, we may face sanctions by the CSRC or other PRC regulatory agencies. In such an event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Relating to Our ADSs

The trading price for our ADSs may fluctuate significantly.

The market price for our ADSs has been and may continue to be subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly operating results, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other education companies, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between the RMB and the U.S. dollar, intellectual property litigation, announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors, changes in the economic or political conditions in China and the impact of global macroeconomic conditions. For example, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011. These broad market fluctuations may also adversely affect the market price of our ADSs.

In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs regardless of our actual operating performance. In recent years, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on the U.S. stock markets. Some of these companies have experienced significant volatility in the prices of their securities, including significant price declines in connection with and following their initial public offerings, due to various reasons, including actual or perceived inadequacy in corporate governance, accounting or business practices or financial reporting. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs, regardless of whether we have engaged in any inappropriate activities. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs.

Future sales or perceived sales of our ADSs or ordinary shares by existing shareholders or option holders could cause our ADSs’ price to decline.

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market and other legal restrictions on resale lapse, the trading price of our ADSs could decline. As of December 31, 2011, we had 133,505,836 outstanding ordinary shares. Of these shares, only 33,594,566 ordinary shares represented by ADSs were freely tradable without restriction in the public market. The other 99,911,270 outstanding ordinary shares were eligible for sale in the public market, subject to limitations under Rule 144 under the Securities Act. In addition, an additional 9,550,652 ordinary shares subject to outstanding options and the 1,487,418 unvested restricted shares granted under our 2009 share incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADSs could decline.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments. If our internal resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and may result in operating and financing covenants that would restrict our operations or our ability to pay dividends. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

•                  investors’ perception of, and demand for, securities of educational service providers;

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

Based on the nature of our business and the projected composition of our income and valuation of our assets, including goodwill, and although it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the passive foreign investment company, or PFIC, rules, we do not believe that we were a PFIC for 2011, although there can be no assurance in this regard. If we are a PFIC, United States Holders, as defined under “Item 10. Additional Information — E. Taxation—Certain United States Federal Income Tax Consequences,” of our ordinary shares or ADSs may be subject to increased tax liabilities under United States federal income tax laws and regulations and will be subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value (determined on a quarterly average) in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Consequences — Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2012 or in future taxable year. As the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

•                  our ability to attract and retain qualified service professionals; and

•                  increased competition.

Our ADSs could be subject to significant price volatility should our earnings fail to meet the expectations of the investment community. Any of these events could cause the price of our ADSs to fall.

Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders’ opportunities to sell their shares at a premium.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our third amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote, and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not instruct the depositary how to vote at shareholders’ meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not instruct the depositary how to vote, unless:

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

Restructuring

PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China. However, many local government authorities have different views and understandings of the relevant rules and regulations and have adopted different practices in granting licenses and permits for entities providing tutoring services. As a result, it became uncertain whether Xueda Technology, a Sino-foreign equity joint venture company, could obtain the requisite licenses and permits to provide tutoring services as it expanded its business into new geographic areas. In addition, we may decide to expand our business into business areas in which foreign ownership and investment are expressly restricted, such as online education services. To address the uncertainties in our business expansion to build a national tutoring service network and to minimize regulatory risks relating to restrictions on foreign ownership and investment in business areas we may expand into in the future, we undertook a restructuring during 2009 and 2010. Under this restructuring, we established Xueda Hong Kong, our Hong Kong holding company, and Xuecheng Century, our PRC subsidiary. Our VIE, Xueda Information, was also established by shareholders of Xueda Technology or their designated parties. We control Xueda Information through a series of contractual arrangements, and provide our tutoring services through Xueda Information, its subsidiaries and their schools, all of which are PRC domestic entities.

Xueda Hong Kong

We hold 100% of the equity interest of Xuecheng Century through our wholly-owned subsidiary, Xueda Hong Kong. Xueda Hong Kong may qualify for the preferential PRC tax treatment for dividend payments from PRC companies to certain shareholders that are Hong Kong resident enterprises. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Taxation — Income tax” for information on the preferential PRC tax treatment for certain Hong Kong resident enterprises. In addition, while we do not currently have plans to do so, Xueda Hong Kong would allow us to pursue future business expansion opportunities in Hong Kong.

Xuecheng Century

Xuecheng Century was established on August 17, 2009 with a business term of 20 years from August 17, 2009 to August 16, 2029. Xuecheng Century does not provide any tutoring services or educational services and therefore is not required to have an authorized business scope that covers such services. As stated on its business license, Xuecheng Century’s scope of business is the research, development and design of computer software and hardware, network technologies, communication technologies and products; the provision of technology transfer, technology services, technology consulting, training in computer technologies related to these products; as well as the sale of proprietary products. Xuecheng Century provides a wide range of technology consulting and management services to our VIE and VIE’s subsidiaries within this business scope.

Xueda Information

On July 13, 2009, the shareholders of Xueda Technology, by themselves or through their respective designated parties, established Xueda Information to replace Xueda Technology as our primary operating entity. Starting from November 2009, Xueda Information and its subsidiaries began to assume substantially all of Xueda Technology’s business, assets and personnel.

For the historical periods in which Xueda Technology and its learning centers provided tutoring services, they were reflected in the description of our business and their results of operations and financial position were consolidated in our historical financial statements. The business, assets and personnel of Xueda Technology and the legal entities through which the businesses of its learning centers were conducted have been completely transferred to and assumed by Xueda Information, and the relevant physical facilities continue to operate under Xueda Information with the same infrastructure, resources and geographical coverage as before.

Currently, all of our tutoring services are provided by our VIE, Xueda Information and its subsidiaries, directly or through their schools. All of our revenue is generated by Xueda Information and its subsidiaries and schools, in which we do not hold any equity interest. The contractual arrangements between Xueda Information and its shareholders, on the one hand, and Xuecheng Century, on the other hand, allow us to consolidate the economic benefits of our PRC operations without foreign equity ownership in the PRC domestic entities that provide tutoring services.

As of December 31, 2011, we operated 295 learning centers in the PRC through Xueda Information’s 48 wholly-owned PRC subsidiaries and 77 training schools. In August 2009 and July and December 2010, we entered into a series of contractual arrangements with Xueda Information and its shareholders, which provide us with effective control over Xueda Information and enable us to receive substantially all of the economic benefits from Xueda Information and its subsidiaries.

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

ADS Repurchases

On September 27, 2011, we announced the implementation of a share repurchase program of up to $30 million worth of our outstanding ADSs representing our ordinary shares on the open market at prevailing market prices, in block trades or otherwise. Pursuant to this program, we had repurchased an aggregate of 3,596,262 of our ADSs at an average price of $3.5026 per ADS on the open market for approximately $12.6 million as of April 23, 2012.

B.                                    Business Overview

Overview

We are the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. We are the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2011, based on publicly available information as of December 31, 2011. We believe our leadership position and the fragmentation of the market provide us with significant growth opportunities. Since opening our first learning center in 2004, we have organically built an extensive tutoring service network comprised of 295 learning centers and approximately 11,700 full-time service professionals, serving customers located in 63 economically developed cities across 28 of China’s 31 provinces and municipalities as of December 31, 2011.

We have established “Xueda” as a leading brand in China’s tutoring sector. In 2010, we were named an “Education Institution with A Top National Brand” by Tencent.com, one of the largest and most used Internet service providers in China. In 2011, Sina.com, one of the most visited Internet portals in China, named us one of the “2010 A-List After-School Education Institutions”, “2010 Most Influential ‘Word-of-Mouth’ Reputation in After-School Tutoring”, and “2011 Leading Education Institution in China”. In 2011, Sohu.com, another most visited Internet portal in China, named us one of the “China’s Top 10 Brands in After-School Tutoring.” In August 2011, in recognition of our leading role in personalized education, we were selected to serve as the organizer of the “2011 International Conference on Personalized Education” in Beijing, China, jointly presented by the Chinese Society of Education and the Chinese Association for Non-Government Education. We believe our strong brand helps us reach a broad customer base and has contributed to our rapid growth.

As a pioneer in providing personalized tutoring services in China, we strive to help students improve their academic performance and reach their potential by building on their strengths, filling in knowledge gaps, inspiring interest in learning, cultivating good study habits and fostering self-confidence. We have developed and implemented a results-oriented, student-centric service delivery model. Compared to the conventional, class-based tutoring, our service model features personalized tutoring services tailored to each of our students’ needs and preferences and delivered by a dedicated team of full-time service professionals primarily through one-on-one tutoring. As such, we believe we are a provider of premium tutoring services. By helping students improve academic performance and become motivated and well-rounded learners, we have won the trust of tens of thousands of students and parents, which has in turn helped us further enhance our brand awareness and customer loyalty.

As a result of our strong brand and effective service model, our business has experienced rapid growth:

•                  Service Network.  We expanded our tutoring service network from 131 learning centers in 33 cities in 2009 to 207 learning centers in 53 cities in 2010, and 295 learning centers in 63 cities in 2011, including some of China’s most economically developed cities such as Beijing, Guangzhou, Shanghai, Tianjin, Shenzhen, Chongqing, Nanjing and Wuhan.

•                  Students Served.  We increased the number of students served each year from approximately 54,100 in 2009 to approximately 89,000 in 2010 and approximately 117,000 in 2011.

•                  Course Hours Delivered.  We increased the course hours delivered each year from approximately 3.9 million hours in 2009 to approximately 7.0 million hours in 2010 and approximately 9.0 million hours in 2011.

•                  Financial Performance.  Our net revenue increased significantly from $77.2 million in 2009 to $154.1 million in 2010 and to $221.7 million in 2011, representing a compound annual growth rate, or CAGR, of 69.5%. We recorded annual net loss of $1.6 million in 2009. For 2010 and 2011, we recorded net income of $10.3 million and $4.8 million, respectively.  For the reason of the decrease in net income from 2010 to 2011, see “Item 5.  Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

We conduct our tutoring business through our variable interest entity, or VIE, and its subsidiaries and schools located in 63 cities in China as of December 31, 2011. Although we do not hold any equity interest in our VIE, we exercise effective control over and receive substantially all of the economic benefits from our VIE and its subsidiaries and schools through a series of contractual arrangements with our VIE and its shareholders.

Our Services

We offer personalized tutoring services to primary and secondary school students in China. We believe that many factors affect a student’s academic performance and that our customized tutoring service can improve our students’ academic performance by, among other things, selectively targeting each student’s weak areas of academic knowledge and test-taking skills and building self-confidence.

Our Service Model

Our personalized service model consists of four main components: consultation and assessment, formulation of a customized study plan, personalized tutoring and delivery of student-oriented supporting services. We also seek to involve the parents of our students in each of these components.

Consultation and assessment.  For each new student, we commence our services with a consultation by one of our education consultants. During the consultation, we discuss with the student and his or her parents the student’s past and current academic performance, future academic goals, specific subject and grade level tutoring needs, and any pertinent personal circumstances such as scheduling constraints. We also provide the student with an overview of our personalized service model and explain how we can design a study plan tailor-made to help the student improve their academic performance and achieve their goals. A comprehensive assessment test is administered as part of the consultation session, which consists of questions designed to evaluate the student’s existing academic knowledge, test-taking skills and psychological and behavioral patterns. Our education consultants use the results of the consultation and the assessment test to analyze the student’s academic strengths and weaknesses, establish a profile of the student’s study preferences and habits, and help the student set or refine their academic objectives.

Formulation of a customized study plan.  Based on a student’s individual needs and their parents’ input, our education consultants, instructors and study counselors jointly craft a customized study plan specifically designed for each student. The study plan includes identifying the subject areas in which the student needs tutoring, assembling a team of instructors who have a solid command of the relevant subject areas and whose styles of instruction are likely to be most effective for this student, establishing a timeline to reach key milestones and developing a weekly tutoring schedule that complements the student’s regular school schedule.

Personalized tutoring.  Guided by the customized study plan, our instructors work with our students primarily on a one-on-one basis to deliver personalized content, optimized exercises and customized study guidance to help student fill knowledge gaps, inspire academic interest and cultivate good learning habits. In executing the customized study plan, our instructors seek to enhance a student’s understanding of a specific academic subject, problem-solving techniques and test-taking skills through a combination of pedagogical tools including one-one-one lectures, discussions, experiments, problem sets and tests. In addition, our instructors conduct small group tutoring in circumstances where group interaction and peer-inspired learning are conducive to the best results.

Delivery of supporting services.  Our customized tutoring services also include a comprehensive package of student-oriented supporting services that complements one-on-one tutoring. In addition to the education consultants who provide the initial consultation and our instructors who deliver our educational content, our professional team also consists of study counselors and psychological counselors. Each of our students is assigned to a study counselor, who tracks the student’s progress and achievements throughout his or her learning process and adjusts his or her study plan from time to time to match the student’s progress. Each student also has unrestricted access to optional, free Q&A sessions in study rooms at our learning center, where our instructors are present and available to answer questions and provide additional guidance on study material and general study methods. Our students also have access to our team of psychological counselors, who work with our students to help relieve anxiety, maintain motivation and build self-confidence. Each of our students also benefits from the services of our dedicated team of educational research specialists, who continually monitor the progress of our tutoring programs, develop and update tutoring and training materials based on curricular changes and trends in students’ needs, and fine-tune our service model.

We also seek to involve the parents of our students in each component of the tutoring process. Prior to, or in conjunction with, the consultation and assessment test, we discuss with the parents their observations of the student’s academic performance, study habits and behavioral patterns to supplement the consultation and assessment test results and to formulate a more complete and accurate profile of the student. In our customized study plan, we consult with the parents on their objectives and expectations, and encourage the parents to provide additional input to optimize the study plan’s fit given the student’s and the parents’ unique circumstances. During the tutoring sessions and throughout our service period, we periodically communicate with the parents to provide them with updates on the progress of their children in our tutoring program and seek additional input from them regarding any potential adjustments to the study plan. Parents also have the opportunity to interact with members of our professional team, including instructors and study counselors, on an ad hoc basis in addition to the regularly scheduled meetings. We also host seminars on parenting skills for parents from time to time.

Our Course Offerings and Course Materials

Course Offerings.  Our personalized service model enables us to respond to the unique circumstances and serve the diverse needs of our students. We offer a customized study plan to each of our students, tailored to fit the student’s aptitude, grade level, study habits, past academic performance, future academic goals and other pertinent factors, and assemble a team of service professionals that we deem to be best suited to effectively execute the study plan and deliver our services. Our course offerings cover all academic subjects taught in primary and secondary schools in the markets where we operate, such as Mathematics, English, Physics, Chinese and Chemistry. We also offer self-designed courses beyond the standard curriculum in certain subjects, as well as in subjects not usually taught at public primary and secondary schools.

Course Materials.  We take a personalized approach with respect to the course materials we use in our tutoring services. For each of our students, we work with standard text books and course materials adopted by the school in which the student is enrolled or is expected to enroll as well as commercially available study aids, and supplement them with selected materials from our educational resources database that we deem to be the best fit for the student’s needs and circumstances. Prior to each tutoring session, our instructors prepare an instruction outline of the course materials to be used at that session, including key knowledge points, examples and illustrations, and questions and exercises. We have built a sizable database that contains these outlines and other course materials and as a result, may not be able to effectively protect this database and course materials. We are currently in the process of registering our copyrights with respect to these database and course materials. We rely on trade secret laws and confidentiality agreements with our employees, contractors and others to protect our copyrights in these proprietary database and course materials.

We currently have 56 employees focused on the research and development of course content and delivery method at our headquarters. In addition, we have research and development personnel in all of our subsidiaries to coordinate the efforts of many of our instructors who regularly participate in research and development projects. We regularly update our educational resources database and supplement it with feedback from our instructors and students. Leveraging this consolidated educational resource database, our content research and development team develops course materials based on students’ needs and preferences.

Service Pricing and Course Fees

We charge for our services by tutoring hours and adjust the hourly rates for the students’ grade levels, the number of course hours purchased, the experience levels of the instructors and local market conditions. Historically, we have observed a certain level of inelasticity in demand for our services and have been able to steadily raise our course fees.

We typically price our services based on an agreed-upon number of tutoring hours over a period of two to eight months and require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. In addition to course fees, each of our new students is required to pay a non-refundable registration fee at the time such student enters into the first service contract with us. The registration fee varies from location to location and normally ranges from RMB300 ($47.7) to RMB500 ($79.4). Students who are unable or unwilling to complete all of the prepaid tutoring hours and wish to terminate the services may be eligible to receive a partial refund, subject to the terms of the agreement they have entered into with us that restrict refunds under certain circumstances and depending on our practice of whether to seek enforcement of these restrictive terms.

Service Professionals

We help our students enhance their academic performance and become well-rounded learners through a combination of services and pedagogical methods. To that end, we assemble for each of our students a team of service professionals consisting of instructors, education consultants, study counselors and psychological counselors.

As of December 31, 2011, our team of full-time service professionals consisted of the following:

Instructors(1)	8,329
Education consultants	1,937
Study counselors	1,371
Psychological counselors	59
Total	11,696

(1)                                  Our full-time instructors collectively delivered 83.4% of our course hours for the year ended December 31, 2011. Our contract instructors collectively delivered 16.6% of our course hours for the same period.

These service professionals are critical to maintaining the quality of our services and to protecting and enhancing our brand and reputation.

Our instructors play a key role in delivering our premium, personalized tutoring services by interacting with students on a regular basis. We seek to attract and retain qualified instructors with solid academic qualifications and teaching experience who are enthusiastic about working with students and can adapt to each of our students’ unique circumstances. In particular, we target new or recent college graduates because they are more likely to adapt to our personalized service model, bond with our students and effectively deliver personalized tutoring services than are long-time teachers more familiar with traditional classroom settings. Over time, we have organically built up a young, energetic and well-qualified team of instructors. As of December 31, 2011, 71.2% of our full-time instructors were under the age of 30. Based on our track record of recruiting from this demographic group, we are developing collaborative programs with a number of teacher’s colleges in China, at which we conduct early campus recruitment and provide pre-graduation training for prospective instructors.

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

By drawing upon decades of experience and insights from our more experienced instructors, as well as the enthusiasm and adaptability of our younger team of instructors located throughout the country, we are able to deliver high-quality personalized tutoring services cost-effectively and at scale. This combination of a smaller team of highly experienced instructors and a larger team of younger instructors also allows us to largely avoid the intense competition for hiring star teachers from elite schools as instructors, and enables us to primarily rely on a candidate pool where supply is far less limited.

Our study counselors are also instrumental to our service model. Our study counselors track the students’ progress and achievements and adjust study plans from time to time. They also serve as a helpful resource to students and parents and provide them with advice on study methods and learning habits. In addition, our study counselors act as a conduit for students and parents to provide feedback on our services. Their services distinguish us from many providers of tutoring services who do not have service professionals dedicated to similar functions.

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

Our Service Network

We deliver our services to students through an extensive physical network, consisting of 295 learning centers as of December 31, 2011, all of which are operated by us, in 63 economically developed cities in China. We select new locations based on a variety of factors, including the income level and trend, demographics (in particular, primary and secondary school enrollment), local regulations, rules and implementations relating to after-school tutoring, as well as the presence of competing offerings in the area. We expect to continue to open new learning centers in cities in which we currently have a presence and which exhibit strong enrollment potential. We also expect to continue our expansion into to new geographic locations.

All of our learning centers are directly operated by us under our “Xueda” brand. The following table sets forth the locations of our learning centers and the number of our learning centers at each location as of December 31, 2011.

City	Number of Learning Centers
Beijing	30
Shanghai	23
Guangzhou	14
Hangzhou	11
Suzhou	11
Tianjin	11
Shenzhen	10
Xi’an	9
Chengdu	8
Changchun	7
Nanjing	7
Ningbo	7
Taiyuan	7
Wuhan	7
Changsha	6
Harbin	6
Jinan	6
Shenyang	6
Chongqing	5
Fuzhou	5
Hefei	5
Kunming	5
Nanchang	5
Zhengzhou	5
Dalian	4
Dongguan	4
Foshan	4
Hohhot	4
Lanzhou	4
Qingdao	4
Shijiazhuang	4
Daqing	3
Huizhou	3
Nanning	3
Wenzhou	3
Wuxi	3
Baoding	2
Baotou	2
Changzhou	2
Guiyang	2
Langfang	2
Nantong	2
Tangshan	2
Xiamen	2
Yantai	2
Anshan	1
Dongying	1
Fushu	1
Fuxin	1
Jilin	1
Luoyang	1
Ma’anshan	1
Shaoxing	1
Taizhou (Zhejiang Province)	1
Taizhou (Jiangsu Province)	1
Xianyang	1
Yangzhou	1
Yibin	1
Yichang	1
Yinchuan	1
Yuxi	1
Zhenjiang	1
Zhuzhou	1

Total	295

Our tutoring service network has experienced a rapid growth during the recent years. However, we had not historically developed adequate controls and procedures regarding due diligence and screening process for opening new learning centers to cope with our rapid business expansion. In addition, there still exist significant uncertainties in local governments’ practice in issuing relevant regulatory approvals and permits, as evidenced by our experience of obtaining relevant approvals and permits for learning centers with similar facilities and other conditions in most but not all of the cities where we operate. As a result, certain of our learning centers commenced operations without education permits or “tutoring services” or any other education related services in their authorized business scope or prerequisite education permits. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — Some of our learning centers may be deemed by government authorities to operate beyond their authorized business scope, which could expose us to certain risks.” We have been undertaking measures to rectify the potential non-compliance issues and strengthen our risk management relating to the lack of relevant business scope or permits. In order to further control risks relating to potential noncompliance by our existing learning centers, we are in the process of expanding the authorized scope of business for relevant subsidiaries and, as applicable, applying for permits for their tutoring services. In addition, we are strengthening the implementation of the following controls and procedures for the establishment of new learning centers. We require our local management teams to follow more stringent screening procedures and conduct thorough due diligence in connection with opening new learning centers. In order to identify potential noncompliance risks, the management teams are required to further enhance communications with relevant government authorities to gauge local compliance requirements and regulatory practices. Under our reporting and assessment system, the local management teams are required to report their findings to the senior management team at our headquarters in a timely manner. The senior management team then makes final decisions after consulting our legal counsel and assessing all relevant potential risks and available compliance options.

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

For the year ended December 31, 2011, we delivered tutoring services to approximately 117,000 students. Of these students, approximately 16.9% were at the primary school level, 42.0% were at the middle school level, and 41.1% were at the high school level. In the same year, we delivered approximately 9.0 million course hours. The following tables set forth the course hours delivered contributed by various geographic areas in China in 2011.

For the Year Ended December 31, 2011

Geographic Area	% of Course Hours Delivered
North China	24.1%
Beijing	10.6%
East China	30.5%
Shanghai	6.0%
Northeast China	8.7%
Southwest China	6.2%
South China	11.5%
Guangzhou	6.4%
Northwest China	10.9%
Xi’an	8.9%
Central China	8.1%

Competition

We are uniquely positioned in the tutoring services market in China. We offer premium, personalized tutoring services through our national network, consisting of 295 learning centers in 63 cities across China as of December 31, 2011, and our course offerings cover the full range of academic subjects taught at primary and secondary schools in markets where we operate. Although we compete with many other tutoring service providers for the same customer base, currently we are the only national player in this market to offer personalized tutoring services across a broad range of academic subjects. Our competitors include educational service providers who offer tutoring services in multiple academic subjects in a limited number of geographic locations, such as Ambow Education Holdings Ltd. and TAL Education Group. We also compete with educational service providers who have a national service network but only offer limited personalized tutoring services, such as New Oriental Education & Technology Group, Inc.

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

We believe that our primary competitive advantages are our well-known “Xueda” brand, our personalized service model, our ability to deliver personalized curriculum with consistent, high quality across our national network of learning centers, and our team of experienced service and management professionals. However, some of our existing and potential competitors may have more programs, services and products than we do or have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. They also compete with us in recruiting qualified service and management professionals and may attempt to solicit our employees. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets.

Strategic Investment

As part of our growth strategy, we intend to form strategic alliances and make selective complementary acquisitions and investments to help drive future growth. In March 2012, Xueda Information and two individuals, one of whom is the wife of Mr. Xin Jin, our co-founder and chief executive officer, and Mr. Junbo Song, one of the shareholders of our VIE, entered into a share transfer framework agreement with the selling shareholders of Beijing Weland International Education and Technology Corp., or Weland, a company incorporated in China that organizes Chinese students to attend various model United Nations conferences and the relevant training in the United States and China. Pursuant to this agreement, subject to certain prerequisite conditions to be fulfilled by the selling shareholders of Weland, Xueda Information agrees to acquire and the selling shareholders agree to sell 60% of the equity interest in Weland for a consideration of RMB18.9 million ($3.0 million). The two individuals agree to acquire and the selling shareholders agree to sell an aggregate of 10% of the equity interest in Weland for an aggregate consideration of RMB3.1 million ($0.5 million). We expect this acquisition, if completed, to diversify our services.

Regulation

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under the State Council’s authority, including the MOE, the MIIT, SAIC, the Ministry of Civil Affairs, or the MCA, the MOFCOM, the SAFE, and their respective authorized local counterparts. This section summarizes principal PRC regulations related to our business.

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and the PE Implementation Rules.

Education Law of the PRC

On March 18, 1995, the National People’s Congress enacted the Education Law of the PRC. The Education Law of the PRC sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law of the PRC provides that the government formulates plans for the development of education and establishes and operates schools and other institutions of education. It also provides that enterprises, social organizations and individuals are generally encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Although no organization or individual may establish or operate a school or any other institution of education for profit-making purposes, investors are permitted to receive “reasonable returns” on their investment in private schools, as described in more detail below.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the PE Implementation Rules became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds.

Under relevant PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with respect to legal, regulatory and tax matters. The major differences between sponsorship and ownership are as follows:

•                  Right to receive return on investment.  The portion of after-tax profits that can be distributed by a company to its owner is different from that distributed by a school to its sponsor. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds, while under the Law for Promoting

Private Education, a school that distributes reasonable returns is required to allocate no less than 25% of its annual net profit to its development fund as well as make allocation for mandatory expenses as required by applicable laws and regulations. In addition, although the decision-making body of the school has the power to determine what constitutes “reasonable returns,” none of the current PRC laws and regulations provides a formula or guidelines for such determination.

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

Despite the above differences between sponsorship and ownership, the sponsor of a private school has effective control over such private school under the Law for Promoting Private Education through controlling the executive council or board of directors of such school, which is the decision-making body of the school. Through the school’s decision-making body, the sponsor exercises a broad range of powers, including (i) the appointment and dismissal of the school principal, (ii) the amendment of articles of association of the school and formulation of rules and regulations of the school, (iii) the adoption of development plans and approval of annual work plans, (iv) raising funds for school operations and adoption of budgets and final accounts, (v) making decisions on the size and compensation of the staff, (vi) making decisions on the division, merger or termination of the school, and (vii) making decisions on other important matters of the school. In addition, through controlling the decision-making body, the sponsor also has the power to use and manage the properties of the school in accordance with relevant laws and regulations.

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

Private schools are divided into three categories: private schools established with donated funds, private schools that distribute reasonable returns and private schools that do not distribute reasonable returns. In the case of private schools that distribute “reasonable returns,” sponsors of these schools may choose to seek the distribution of “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations.

A private school that distributes “reasonable returns” to its sponsors must be permitted to do so by explicit provisions of its articles of association. The percentage of the school’s annual net balance that can be distributed as a reasonable return should be determined by the school’s board of directors, taking into consideration the following factors: (i) the school’s tuition and fees, (ii) the ratio of the school’s expenses used for educational activities and improvement of the educational conditions to the total tuition and fees collected; and (iii) the admission standards and educational quality. Certain information relating to the factors discussed above is required to be publicly disclosed before the board of the school may determine the amount of reasonable returns for distribution. Such information and the decision to distribute reasonable returns is also required to be filed with the approval authorities within 15 days of the board’s decision. However, none of the current PRC laws and regulations provides a formula for or clear guidelines on determining what constitutes “reasonable returns.” In addition, none of the current PRC laws and regulations regulates the business operations of private schools that distribute reasonable returns any differently than those that do not.

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

As of December 31, 2011, 75 of our 77 schools were registered as private schools that distribute reasonable returns, and the remaining 2 of our schools were registered as schools that do not distribute reasonable returns.

Regulations on Internet Information Services

Subsequent to the State Council’s promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations.

The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications regulatory authorities in order to provide any commercial Internet information services in the PRC. ICP providers are required to display their ICP license number in a conspicuous location on their homepage. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must also obtain additional approvals from the relevant authorities in charge of those sectors. Under the Internet Information Measures, non-commercial Internet information services, referring to information services generally available to the public free of charge, do not require prior approval and may be provided upon completion of record filing with the appropriate telecommunications regulatory authorities.

In July 2006, the MIIT posted on its website the Notice on Strengthening Management of Foreign Investment in Operating Value-added Telecom Services. The notice prohibits PRC ICP providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any foreign investors. The notice states that PRC ICP providers or their shareholders should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites.

The information we currently provide via Internet and the supplementary online services we plan to continue to invest in and launch on a pilot basis are non-commercial Internet information services. We have completed the required record filing for such services. We do not currently conduct commercial online education business and will obtain the relevant approvals and licenses as required by relevant PRC laws and regulations when we intend to conduct such business.

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

Regulations on Dividend Distribution

The PRC Wholly Foreign-owned Enterprise Law (1986), as amended, and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended, are the principal regulations governing the distribution of dividends of wholly foreign-owned enterprises in China. Under these regulations, wholly foreign-owned enterprises, such as our PRC subsidiary, in China may, subject to the ongoing compliance with the applicable foreign exchange regulations, distribute dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each wholly foreign-owned enterprise in China is required to contribute at least 10% of its annual after-tax profits each year, if any, determined in accordance with PRC accounting standards to its general reserves fund until the cumulative amount in the reserve fund reaches 50% of the enterprise’s registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to fund its employee welfare fund. These reserve funds can only be used for the specified purposes and are not transferable to the company’s shareholders in the form of loans, advances, dividends or otherwise. As discussed below, under the Foreign Exchange Administration Rules (1996), as amended, RMB is freely convertible into foreign exchange for dividend distribution.

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

Under current PRC regulations, foreign-invested enterprise such as our PRC subsidiary is required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-invested Enterprise. With such a certificate, which is subject to review and renewal by SAFE on an annual basis, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency denominated capital of a foreign-invested company may only be used for purposes within the business scope stated on the business license of the company and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of Renminbi converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and such Renminbi may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules. Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular 59, which tightens the regulation over settlement of net proceeds from overseas offerings like our initial public offering and requires that the settlement or net proceeds must be consistent with the description in the prospectus for the initial public offering.

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

Our beneficial owners who are known to us to be PRC residents have registered with SAFE and have completed their amendment registrations under SAFE Circular 75 with regard to our initial public offering.

Employee Stock Option Plans

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Regulations, setting forth the requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the Implementation Rules for the Individual Foreign Exchange Regulations, which, among other things, specified the approval and registration requirement for certain capital account transactions such as a PRC citizen’s participation in employee share ownership and share option plans of overseas-listed companies.

On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange for PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules. Under the Share Option Rules, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to file with the applicable local branch of SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or a qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Rules (1996), as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, to date, SAFE has not issued any implementation rules in respect of depositing the foreign exchange proceeds abroad. Currently, the foreign exchange proceeds from the sales of shares or dividends distributed by the overseas-listed company can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account maintained at a PRC domestic bank. In the case of an exercise of the options on a non-cash basis, PRC citizens are required to remit the proceeds to special foreign currency accounts. On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Relating to the Administration of Foreign Exchange Regarding PRC Individuals’ Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Share Option Circular, which replaced the Share Option Rules. We believe that we and our PRC citizen employees are subject to these rules. If we and/or our PRC citizen employees fail to comply with the Share Option Circular, we and/or our PRC citizen employees may face sanctions imposed by SAFE or any other PRC government authorities.

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

Under the M&A Regulations, “mergers and acquisitions of domestic enterprises by foreign investors” refers to a situation where a foreign investor purchases by agreement the equity interests of a domestic company or subscribes to the increased capital of a domestic company, and thus changes the domestic company into a foreign-invested enterprise; or where a foreign investor establishes a foreign-funded enterprise, and through which the foreign investor purchases by agreement the assets of a domestic company and operates its assets; or where a foreign investor purchases by agreement the assets of a domestic company, and then invests such assets to establish a foreign-funded enterprise to operate the assets.

While the exact perimeters of the M&A Regulations remain unclear, based on the advice of our PRC counsel, because the M&A Regulations only apply to transactions involving “mergers and acquisitions of domestic enterprises by foreign investors,” we believe that (a) the M&A Regulations are not applicable to our corporate restructuring in 2009 and 2010 and (b) CSRC approval is not required in the context of our initial public offering, for the following reasons: (i) we established our PRC subsidiary by means of direct investment, not through merger or acquisition of any PRC domestic companies and (ii) we control our VIE and its subsidiaries through contractual arrangements, not through “mergers and acquisitions of domestic enterprises by foreign investors” as defined under the M&A Regulations. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel did. If the CSRC or another PRC regulatory body subsequently determines that we should have obtained the CSRC’s approval for our initial public offering either by interpretation, clarification or amendment of the M&A Regulations or by any new rules, regulations or directives or in any other ways promulgated in the future, we may face sanctions by the CSRC or other PRC regulatory agencies. In such an event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

•                  To qualify for preferential treatments, an enterprise must be recognized as a software enterprise by governmental authorities. A software enterprise is subject to annual inspection, failure to pass such inspection in a given year would cause the enterprise to lose the relevant benefits. Xuecheng Century, our PRC subsidiary, was qualified as a software enterprise in April 2010 and is entitled to enjoy these preferential treatments including tax incentives. If Xuecheng Century fails to pass the annual inspection in any year, it will not be able to enjoy these preferential treatments.

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

Software Copyright

The State Council promulgated the Regulations on the Protection of Computer Software, or the Software Protection Regulations, on December 20, 2001, which became effective on January 1, 2002. The Software Protection Regulations were promulgated, among other things, to protect the copyright of computer software in China. According to the Software Protection Regulations, computer software that is independently developed and attached to physical goods will be protected. However, such protection does not apply to any ideas, mathematical concepts, processing and operation methods used in the development of software solutions. Under the Software Protection Regulations, PRC citizens, legal persons and organizations will enjoy copyright protection for computer software that they have developed, regardless of whether the software has been published. Foreigners or any person without a nationality will enjoy copyright protection over computer software that they have developed, as long as such computer software was first distributed in China. Software of foreigners or any person without a nationality will enjoy copyright protection in China under these regulations in accordance with a bilateral agreement, if any, executed by and between China and the country to which the developer is a citizen of or in which the developer resides, or in accordance with an international treaty to which China is a party. Under the Software Protection Regulations, owners of software copyright will enjoy the rights of publication, authorship, modification, duplication, issuance, lease, transmission on the information network, translation, licensing and transfer. Software copyright protection takes effect on the day of completion of the software’s development. The protection period for software developed by legal persons and other organizations is fifty years and ends on December 31 of the fiftieth year from the date the software solution was first published. However, the Software Protection Regulations will not protect the software if it is not published within fifty years from the date of the completion of its development. Civil remedies available under the Software Protection Regulations against copyright infringements include cessation of the infringement, elimination of the effects, apology and monetary compensation. The copyright administrative authorities may order the infringer to stop all infringing acts, confiscate illegal gains, confiscate and destroy infringing copies, and may impose a fine on the offender under certain circumstances.

Software Copyright Registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to facilitate the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant should be granted a registration certificate by the China Copyright Protection Center. As of the date of this annual report, we have obtained eight registration certificates for computer software copyrights.

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

Regulation of Copyright Protection

The National People’s Congress amended the Copyright Law in 2001 to widen the scope of works and rights eligible for copyright protection and to extend copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. In February 2010, the National People’s Congress further amended the Copyright Law to regulate the registration of pledge of copyright, which amendment came into force on April 1, 2010.

Regulation of Trademark Protection

The PRC Trademark Law, adopted in 1982 and amended in 2001, protects the proprietary rights to registered trademarks. The Trademark Office of SAIC, handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. Our PRC subsidiary, Xuecheng Century, has registered various trademarks and logos, including ““, “Xueda,” ““ and ““, with the Trademark Office of SAIC in China. In addition, Xuecheng Century is in the process of applying to the Trademark Office of SAIC for the registration of certain other trademarks and logos, including ““ and “Elite Class”, which means “prime learning”, for our small-group tutoring programs and other trademarks and logos for our operations. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks.

Regulation of Employment

On June 29, 2007, the National People’s Congress promulgated the Employment Contract Law of the People’s Republic of China, or ECL, which became effective on January 1, 2008. On September 18, 2008, the State Council issued the People’s Republic of China Employment Contract Law Implementation Rules, or ECL Implementation Rules, which became effective on September 18, 2008, the date of issuance. The ECL and ECL Implementation Rules require employers to enter into written contracts with their employees, restrict the use of temporary workers and aim to give employees long-term job security.

Pursuant to the ECL, employment contracts lawfully entered into prior to the implementation of the ECL and continuing as of the date of its implementation will continue to be valid. Where an employment relationship was established prior to the implementation of the ECL but no written employment contract was entered into, a contract must be entered into within one month after the ECL’s implementation.

As of December 31, 2011, December 31, 2010 and December 31, 2009, we had 15,074, 12,930 and 8,077 full-time employees, respectively, including 8,329, 7,575 and 4,580 instructors, respectively. As of December 31, 2011, we had the following full-time employees by department: 8,329 instructors, 1,371 study counselors, 1,937 education consultants, 59 psychological counselors, 751 in sales and marketing and 2,627 in general and administrative functions, including 56 education research specialists.

C.                                    Organizational Structure

We are a holding company and were incorporated in the Cayman Islands on April 24, 2009. We own 100% of the equity interests in China Xueda Corporation Limited, a holding company incorporated in Hong Kong, or Xueda Hong Kong, which owns 100% of the equity interests in Xuecheng Century (Beijing) Information Technology Co. Ltd., a wholly foreign-owned enterprise, or Xuecheng Century or our PRC subsidiary, incorporated in the PRC by us on August 17, 2009.

The following chart sets forth our corporate and operational structure as of March 31, 2012:

Currently, we conduct all of our operations in China through Xuecheng Century, our PRC subsidiary, as well as through a series of contractual arrangements with Xueda Information, our VIE, and its shareholders. Our tutoring business is directly operated by and, as a result, all of our revenue is generated from Xueda Information and its subsidiaries, in which we do not hold any equity interest.

We do not have equity interests in Xueda Information or its subsidiaries. However, as a result of the contractual arrangements described below, we have the power to direct the activities of Xueda Information that most significantly impact its economic performance and the right to receive economic benefits from Xueda Information that could potentially be significant to Xueda information. Therefore, we treat Xueda Information as our variable interest entity under U.S. GAAP.

Moreover, the shareholders of Xueda Information are substantially the same as the beneficial owners of our shares, and have aligned interests in performing the contractual arrangements. Outstanding equity interests in Xueda Information are held by Rubin Li, Xin Jin, Jinbo Yao, Changyong Zhu, Qiang Deng, Yafei Wang, Chaoming Chai, Junbo Song and Junhong Piao. Each of these individuals except for Junhong Piao is also a beneficial owner of our shares. Each of Messrs Li and Yao and Ms. Wang is a director of our company; Mr. Jin is a director and an officer of our company and Mr. Deng is an officer of our company. See “Item 3. Key Information — D. Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure — Certain shareholders of our VIE may have potential conflict of interest with us, which may harm our business and financial condition.”

We have consolidated the net revenues of Xueda Information and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For the years ended December 31, 2009, 2010 and 2011, $77.2 million,

$154.1 million and $221.7 million, or 100%, 100% and 100%, respectively, of our total net revenues are attributable to Xueda Information and its subsidiaries.

Exclusive Technology Consulting and Management Services Agreement.  Pursuant to the Exclusive Technology Consulting and Management Services Agreement entered into on August 28, 2009 as amended and restated on July 28, 2010 between Xuecheng Century and Xueda Information, Xuecheng Century has the exclusive right to provide technical consulting and management services to Xueda Information. Such services include course material research and development, employee training, technology development, transfer and consulting services, public relation services, market development and planning services, and other services as the parties may mutually agree from time to time. The Exclusive Technology Consulting and Management Service Agreement entitles Xuecheng Century to charge Xueda Information annual service fees that amount to substantially all of the net income of Xueda Information before the service fees. Xuecheng Century has the right to terminate this agreement, at anytime during the term of this agreement, by 30-day prior written notice to Xueda Information, whereas Xueda Information may not terminate this agreement except on the ground of Xuecheng Century’s gross negligence, fraud or other illegal act, or bankruptcy, lawful dissolution or termination of Xueda Information. Unless terminated earlier in accordance with the above provisions, this agreement has a term of ten years and can be extended automatically, unless indicated otherwise by Xuecheng Century.  Xuecheng Century recognized service fees in the total amount of RMB195.1 million ($30.2 million) for the year ended December 31, 2011 in consideration for services provided to Xueda Information. This amount is still outstanding and has been eliminated upon consolidation. This amount is currently expected to be paid by the end of 2012 by Xueda Information.

Pledge Agreement.  Pursuant to the Pledge Agreement entered into on August 28, 2009, as amended and restated on December 31, 2010, among Xuecheng Century and each of the shareholders of Xueda Information, each shareholder of Xueda Information has agreed to pledge his or her equity interest in Xueda Information to Xuecheng Century to secure the performance of Xueda Information’s obligations with respect to the fees payable under the Exclusive Technology Consulting and Management Services Agreement, and each shareholder of Xueda Information has agreed not to transfer, pledge or otherwise create any encumbrance on his or her equity interest in Xueda Information without the prior written consent of Xuecheng Century. This agreement has a term of ten years, and will be extended automatically if the Exclusive Technology Consulting and Management Services Agreement was extended upon expiry. Our PRC counsel has advised us that the pledge was created and is effective, as such pledge has been registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive Purchase Right Agreement.  Pursuant to the Exclusive Purchase Right Agreement entered into on August 28, 2009, as amended and restated on July 28, 2010, among Xuecheng Century, Xueda Information and its shareholders, each shareholder of Xueda Information is obligated to sell to Xuecheng Century, and Xuecheng Century has an exclusive and irrevocable right to purchase, or cause its designated party to purchase, from such shareholder, in Xuecheng Century’s sole discretion, all or part of such shareholder’s equity interest in Xueda Information, when and to the extent that then applicable PRC law permits. The purchase price to be paid by Xuecheng Century will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs. This agreement will be valid until Xuecheng Century or its designated party purchases all of Xueda Information’s equity interests from shareholders of Xueda Information. Currently, we do not expect to exercise this purchase right in the foreseeable future. At a time we determine suitable after considering all relevant factors including the needs of our business operations and the regulatory environment, we will exercise such purchase right in the manner set forth in this agreement and in accordance with applicable PRC laws and regulations.

Powers of Attorney.  Pursuant to the powers of attorney executed on August 28, 2009 by each of the shareholders of Xueda Information, each such shareholder irrevocably entrusted Xuecheng Century to exclusively exercise such shareholder’s rights in Xueda Information, including without limitation, the power to participate in and vote at shareholders’ meetings and execute shareholders’ resolutions; the power to sell, transfer, pledge or dispose of, in whole or in part, such shareholder’s equity interest in Xueda Information; and the power to nominate and appoint the legal representative, the chairperson of the board of directors, directors, executive directors, supervisors, general managers and other senior management of Xueda Information for so long as he or she remains a shareholder of Xueda Information. The Articles of Association of Xueda Information provides that the major rights of its shareholders include the right to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Xuecheng Century has the ability to exercise effective control over Xueda Information through shareholder votes and, through such votes, to also control the composition of Xueda Information’s board of directors. As a result of these contractual rights, we have the power to direct the activities of Xueda Information that most significantly impact its economic performance and exercise control.

These contractual arrangements between our PRC subsidiary and Xueda Information and its shareholders enables us to:

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

In the opinion of our PRC legal counsel:

•                  the ownership structures of Xueda Information and its subsidiaries, and our wholly owned subsidiary in the PRC are in compliance with existing PRC laws and regulations; and

•                  the contractual arrangements among our wholly owned subsidiary in the PRC, Xueda Information, and the shareholders of Xueda Information are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure — All aspects of our business are subject to extensive regulation in China. We may not be in full compliance with these regulations, and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

D.                                    Property, Plant and Equipment

Except for three learning centers in Hefei, Anhui Province, Jinan, Shandong Province and Hangzhou, Zhejiang Province, which have an aggregate space of 1,290 square meters, we currently lease all of the properties we use to operate our business. Our headquarters are located in Beijing, China, where we lease approximately 3,106 square meters of office space. As of December 31, 2011, we leased an aggregate of approximately 246,970 square meters of space for our learning centers.

All of our learning centers operate under our “Xueda” brand. A typical learning center consists of tutoring rooms, customer service operations and administrative facilities. Since 2009, we have implemented a standardized interior design at our new learning center across the country, and we plan to renovate our existing learning centers for the standardized interior design over time.

Item 4A.  Unresolved Staff Comments

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors” or in other parts of this annual report.

A.                                    Operating Results

Overview

We are the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. We derive our revenue from providing services through a results-oriented, student-centric service delivery model that features personalized tutoring. Since opening our first learning center in 2004, we have organically built an extensive tutoring service network comprised of 295 learning centers and approximately 11,700 full-time service professionals, serving customers located in 63 economically developed cities across 28 of China’s 31 provinces and municipalities as of December 31, 2011.

Our business continued to grow rapidly in the year ended December 31, 2011. In this year, we opened 88 new learning centers, bringing our total number of learning centers to 295. In addition, we served approximate 117,000 students and delivered a total of approximately 9.0 million course hours during this year.

Factors Affecting Our Results of Operations

The major factors affecting our results of operations and financial condition include:

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

•                  Regulatory Environment.  Adverse changes in the regulatory environment in China may have a material adverse effect on the education industry in China, which in turn may harm our business and results of operations. The Chinese government regulates all aspects of our business and operations, including the qualification and licensing requirements for entities providing educational services, standards for the operations of learning centers and foreign investments in the education industry, as well as our corporate structure and contractual arrangements with our VIE and its shareholders. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to changes from time to time. Any such change may have a material adverse effect on our business, results of operations and financial condition, either retroactively or prospectively.

•                  Competition.  The educational services market in China, particularly the tutoring sector, is highly fragmented, competitive and rapidly evolving. Our competitors consist of private schools, public and private companies that provide tutoring services and individual private tutors. Although we have not faced significant direct competition from other tutoring service providers on a national scale, changes to the overall competitive landscape in China’s tutoring service market may affect our ability to compete successfully against current and future competitors, resulting in adverse effects on our market share and results of operations.

•                  Course Hours Delivered Related Factors.  Over the past few years, the growth of our net revenue has been driven primarily and directly by increased course hours purchased by and delivered to students served in our tutoring programs. Total course hours delivered reflect the overall revenue-generating services provided across our tutoring service network. The increase in the number of course hours delivered has primarily been driven by the expansion of our tutoring service network and is also dependent upon the number of students we serve network wide, the “size” of our service contracts and the supply of instructors. These factors, in turn, largely depend on the demand for our tutoring services, the effectiveness of our marketing and brand promotion, the demographic composition of the geographic locations of our learning centers and our ability to respond to competitive pressure. Neither we nor any of our students receive financial assistance for our tutoring services; therefore, third-party financial assistance has not been a contributing factor to our course hours delivered or number of students served.

For the years ended December 31, 2009, 2010 and 2011, our annual course hours delivered increased significantly, from approximately 3.9 million hours in 2009 to approximately 7.0 million hours in 2010, and then to approximately 9.0 million hours in 2011. The increase in our course hours delivered was primarily the result of the following factors.

•                  Number of learning centers.  The increase in our course hours delivered has been driven to a substantial extent by the expansion of our tutoring service network. The total number of learning centers in operation increased from 131 in 2009 to 207 in 2010 and 295 as of December 31, 2011. The number of cities covered by our tutoring service network increased from 33 at the end of 2009 to 53 at the end of 2010 and to 63 as of December 31, 2011. We believe the increase in the number of learning centers and the geographic expansion of our service network have significantly enhanced our brand recognition across the country, which has in turn contributed to the increase in the number of course hours delivered.

•                  Number of students served.  The increase in the number of students we serve is also an important driving force of our course hours delivered. We have increased the number of students served through increasing both the capacity and utilization of our existing learning centers, as well as through opening new learning centers. The number of our annual students served increased from approximately 54,100 in 2009 to approximately 89,000 students in 2010 and to approximately 117,000 in 2011.

•                  “Size” of service contracts.  The “size” of our service contracts refers to both the total course hours purchased and service periods under the service contracts. In 2011, the average number of course hours purchased under each service contract ranged from 80 to 100 hours. The service periods under our service contracts are stipulated based on the needs of our students, which may be longer than one year and typically range from two to eight months, a decrease from three to ten months in 2010. The decrease in the length of the service periods is primarily a result of our continuous efforts to strengthen our course planning by further fine-tuning our consultation session with potential students which enables the students to complete purchased course hours more efficiently and in a shorter period. We consider the “size” of our service contracts as another important factor affecting our business operations, particularly the results of the immediately succeeding fiscal period. First, service contracts with a large “size” help us secure course hours purchased and longer term revenue. Second, revenue not recognized in the current fiscal period as a result of a service term that lasts beyond the end of the current fiscal period will be recorded as deferred revenue, which does not directly impact the results of operations of the current fiscal period, but provides us with a reasonable level of revenue visibility into the succeeding fiscal periods. By analyzing the amount and composition of such deferred revenue, we can plan our operation and resource allocation accordingly, which helps us enhance our overall operating efficiency.

•                  Course Fee Related Factors.  Our results of operations are affected by the following course fee related factors:

•                  Average hourly course fee.  Our ability to maintain and increase our hourly course fees is an important factor that affects our net revenue. We determine hourly course fees on the basis of a number of factors, primarily the students’ grade levels, the number of course hours purchased and the experience levels of the instructors. We adjust hourly course fees based on local market conditions. Due to the increasing demand for tutoring services, our reputation in the tutoring market and the high quality of our tutoring programs, we were able to steadily raise hourly course fees in the past few years. Our average hourly course fee increased from $21 in 2009 to close to $23 in 2010 and further to $26 in 2011. Under favorable conditions and after taking into consideration such factors as the expected level of competition and the demand and supply situation in the tutoring market, we may decide to further raise our hourly course fees in a disciplined manner in selected geographic markets.

•                  Course fee payment and refund.  We require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. In addition to course fees, each of our new students is required to pay a non-refundable registration fee at the time such student enters into their first service contract with us. The registration fee varies by location and normally ranges from RMB300 ($47.7) to RMB500 ($79.4).

Students who are unable to complete all of the prepaid course hours within the service period set forth in the service contract may choose to extend the service period for up to 40 days according to the contractual terms upon prior notice to us, or they may choose to terminate the service contract prior to the expiration of the service period and receive a refund for the course hours prepaid but not delivered. Course fees prepaid for courses purchased but not delivered due to reasons attributable to the students will not be refundable after 26 months of the expiration of the service period set forth in the service contract. Refunds do not affect our reported revenue as the refunded course fees are not yet recognized as revenue before the services are delivered, but have an adverse effect on our cash flow for the period in which the refunds are made. In 2009, 2010 and 2011, course fees refunded amounted to $10.8 million, $18.7 million and $18.7 million, respectively. The increase in the amount of fees refunded was primarily due to the increased number of students served in these periods. The total amount of course fees in cash we received amounted to $118.7 million, $206.9 million and $262.9 million in 2009, 2010 and 2011, respectively. For the same periods, our refund rate, defined as the percentage of course fee refunded in a period out of the total amount of course fees collected in such period, was 9.1%, 9.1% and 7.1%, respectively. The refund rate is a cash management measure which only reflects the impact of the refunds on our cash flow.

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

•                  Start-up learning centers.  We refer to learning centers in the first six months of their operations as “start-up learning centers.” Typically, a start-up learning center incurs significant fixed costs and operating expenses, yet it takes longer for its students served and course hours delivered to ramp up.

•                  Ramp-up learning centers.  We refer to learning centers in operation between six and twelve months as “ramp-up learning centers.” A learning center at this development stage typically starts rapidly ramping up its students served and course hours delivered to generate more revenue, but the revenue may or may not fully cover its fixed costs and operating expenses.

•                  Growth learning centers.  We refer to learning centers in operation between 12 and 24 months as “growth learning centers.” A growth learning center typically starts generating and continually growing its net income.

•                  Mature learning centers.  We refer to learning centers with an operating history of 24 months or longer as “mature learning centers.” A mature learning center typically is capable of achieving consistently healthy levels of profitability.

The table below sets forth the numbers of learning centers at various development stages as of the dates indicated.

	As of December 31,
	2009(1)		2010(2)		2011(3)
Development Stage	Number	% of Total	Number	% of Total	Number	% of Total
Start-up learning centers	17	13.0	50	24.1	68	23.1
Ramp-up learning centers	7	5.3	26	12.6	29	9.8
Growth learning centers	75	57.3	24	11.6	67	22.7
Mature learning centers	32	24.4	107	51.7	131	44.4
Total	131	100.0	207	100.0	295	100.0

(1)          Excluding one learning center we closed in 2009.

(2)          Excluding one learning center we closed in 2010.

(3)          Excluding one learning center we closed in 2011.

A learning center incurs a substantial amount of fixed costs and expenses throughout its development stages. Such fixed cost and expenses primarily consist of teaching staff’s base salaries, rental and office expenses and expenses related to management team and administrative staff. As a result of such fixed costs and expenses and the substantial differences in revenue generating capabilities among learning centers at various development stages, a large number of start-up and ramp-up learning centers may lower our overall profitability on a consolidated basis. In addition, the variation in proportions of learning centers at various development stages in any specific period may affect our overall results of operations and profitability in such period. As our business continues to grow and the base of growth and mature learning centers expands, we expect that the adverse impact of start-up and ramp-up learning centers on our overall results of operations will be less significant over time.

Typically, it takes two to three months for a learning center’s leasehold improvements to be completed and become a start-up learning center. Learning centers start incurring rental expense during the leasehold improvement period. They also incur small amounts of expenses related to staff members. As such, a large number of learning centers under leasehold improvement in a given period may have an adverse effect on our results of operations. The number of our learning centers increased by 23, 76 and 88 for the years ended December 31, 2009, 2010 and 2011, respectively. In addition, we closed a small number of learning centers shortly after their opening to move to better locations. In 2011, we closed one learning center, compared to one in 2010 and one in 2009. The closure of learning centers did not affect our results of operations to a material extent.

In addition, the average cost for opening new learning centers as reflected by capital expenditures increased significantly from 2009 and remained stable in 2010 and 2011. Capital expenditures per learning centre, including expenditures incurred for leasehold improvement and property and equipment, ranged from RMB400,000 ($63,554) to RMB600,000 ($95,330) in 2009, compared to approximately RMB1.2 million ($0.2 million) in 2010 and 2011, respectively. The increase in capital expenditures per learning center from 2009 to 2010 was primarily the result of our efforts to upgrade our tutoring facilities with increased investment in leasehold improvements. For learning centers opened since the beginning of 2009, we made significant investment in upgraded renovation, furniture, information technology systems, air conditioning systems and other improved facilities. We also implemented more stringent fire prevention compliance measures starting from 2009, which required us to incur additional expenditures for fire prevention infrastructures. In addition, the space of the majority of newly opened learning centers increased significantly from 2009 to 2011. The space of our learning centers opened in and prior to 2008 ranged between 300 and 700 square meters, compared to the space between 700 and 900 square meters for learning centers opened from 2009 to 2011. Increased capital expenditures associated with improvements and upgrades of tutoring facilities will increase our depreciation and amortization costs. However, we believe these upgrades and improvements were important to improve customer experience, maintain the attractiveness of our tutoring programs, enhance our competitiveness and meet the growing demand for our services. As a result, we believe such improvements and upgrades have contributed and will continue to contribute to the increase of our revenue and profitability, although we are not able to quantify such increase in revenue or profitability. We expect our capital expenditures incurred on a per-learning-center basis to decrease to approximately $0.1 million starting from 2012, primarily attributable to our implementation of budget control on leasehold improvements, including a decrease in average lease space per learning center from 700-900 square meters in 2009, 2010 and 2011 to 300-500 square meters starting from 2012.

Primarily as a result of the rapid expansion and development of our business, starting from 2012, we divide our learning centers into two categories based on their development stages: start-up learning centers, which refer to learning centers in the first year of their operations, and mature learning centers, which refer to learning centers with an operating history of one year or longer. We believe such re-categorization better represents the different performance, characteristics and effects on our results of operations among our learning centers going forward.

•                  Seasonality.  Our results of operations are also affected by seasonal factors. On an individual learning center basis, our net revenue is typically relatively higher in the second quarter compared to the other quarters in the year, because our learning centers generally have the largest number of students served and the highest course hours delivered in the second quarter of each year, the time when most primary and secondary school students prepare for the final exams in the spring semester and, particularly, ninth-grade and 12th-grade students are about to take the high school and college entrance exams in China. Our individual learning centers generally have the lowest number of students served and course hours delivered in September as fewer students use tutoring services immediately after school year starts at the beginning of that month. The first quarter generally is also a slow quarter as fewer new students are served immediately before and around the Chinese New Year holiday season, which is typically in January or February of each year. As a result, on an individual learning center basis, our revenue is typically relatively lower in the first quarter and September of the year.

On the other hand, our costs and expenses generally are not significantly affected by seasonal factors, as a significant portion of such costs and expense are fixed, except that we typically incur larger amounts of selling and marketing expense in the third quarter of the year to attract and recruit students around the time a new school year starts at the beginning of September. As a result, our profitability in the third quarter of the year is typically affected the most by such adverse seasonal factors.

We expect the seasonal pattern of our results of operations to continue, although the impact of seasonal factors may not be as prominent in all periods as other factors due to our rapid business expansion.

Revenues

Our source of revenue is course fees collected from students, which is a function of course hours delivered in the period and the average hourly course fee. We offer tutoring programs that cover all academic curriculum subjects taught in primary and secondary schools in the markets where we operate. Our tutoring programs typically range in term from two to eight months. The table below sets forth our net revenue, total course hours delivered and other correlated data for the periods indicated.

	For the Year Ended December 31,
	2009	2010	2011
Net revenue (in thousands of $)	77,188	154,144	221,738
Total course hours delivered (in thousands)	3,907	7,043	9,029
Number of students served	54,130	88,761	116,900
Number of learning centers (at period end)	131	207	295
Average hourly course fee (in $)(1)	21	23	26

(1)          Represents gross revenue which is computed as net revenues plus business tax, divided by the total course hours delivered in the relevant period.

Cost of Revenue and Operating Expenses

Our costs and expenses consist of cost of revenue, general and administrative expenses and selling and marketing expenses.

	For the Year Ended December 31,
	2009		2010		2011
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Cost of revenue:
Teaching staff cost	43,592	56.5	77,471	50.3	115,931	52.3
Rental	10,050	13.0	15,932	10.3	26,920	12.2
Depreciation and amortization	778	1.0	3,078	2.0	6,682	3.0
Other	2,906	3.8	7,023	4.5	6,689	3.0
Total cost of revenue	57,326	74.3	103,504	67.1	156,222	70.5
Operating expenses:
General and administrative expenses	9,912	12.8	23,790	15.4	36,425	16.4
Selling and marketing expenses	10,624	13.8	16,179	10.5	25,940	11.7
Total operating expenses	20,536	26.6	39,969	25.9	62,365	28.1

Cost of revenue.  Our cost of revenue primarily consists of:

•                  Teaching staff cost, which consists of base salaries, performance-based teaching fees, and bonuses and benefits paid to or for our full-time teaching staff, as well as performance-based teaching fees paid to our contract instructors. Our teaching staff includes our instructors, study counselors and education consultants. Unlike many tutoring service providers in China, we have a large full-time service team that delivered 81.7%, 84.4% and 83.4% of our course hours for the years ended December 31, 2009, 2010 and 2011, respectively. Our service model features personalized tutoring services delivered by a dedicated team of full-time service professionals primarily through one-on-one tutoring; therefore, teaching staff cost has been, and is expected to continue to be, a major component of our cost of revenue. As more learning centers become growth and mature learning centers and we further enhance the utilization of our instructors, we expect teaching staff cost as a percentage of net revenue to decrease to a stable level in the long term. In addition, we expect that our gradual roll-out of small-group teaching throughout our tutoring service network will help effectively increase our business and expand our customer base. We have been offering small-group tutoring courses in 21 of our learning centers on a pilot basis since the second half of 2010. Such roll-out does not subject us to any additional PRC regulations or restrictions.

•                  Rental cost, which increases primarily as we expand our tutoring service network by opening new learning centers and to a lesser extent, expanding our existing learning centers. In 2009, 2010 and 2011, we opened 23, 76 and 88 new learning centers, respectively. As of December 31, 2009, 2010 and 2011, we had 131, 207 and 295 learning centers in operation, respectively. We expect rental cost as a percentage of net revenue to decrease over time as more learning centers become growth and mature learning centers and improve their revenue generating capability.

•                  Depreciation and amortization, which relates to, as to depreciation charges, furniture, fixture and equipment used in rendering tutoring service and, as to amortization charges, leasehold improvement for our learning centers. Historically, depreciation and amortization have not been an important component of our cost of revenue. As we open new learning centers and strive to improve the facilities of our learning centers to enhance students’ learning experience, we expect our investment in furniture, fixture, equipment and leasehold improvement to increase, which will cause depreciation and amortization to increase in absolute amounts. However, as we further standardize our operation procedures and apply them throughout our tutoring service network, we believe depreciation and amortization will remain a small percentage of our cost of revenue.

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

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands. For the year ended December 31, 2011, the net loss before tax was $0.5 million.

Hong Kong

Xueda Hong Kong is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. Xueda Hong Kong was incorporated in 2009 and had no assessable profits during the years ended December 31, 2010 and 2011 and accordingly we have made no provision for its income tax. For the year ended December 31, 2011, the net income before tax was $4.7 million.

PRC

Business tax.  Currently, the learning centers we operate in China are subject to a 3% to 5% business tax on gross revenue generated from providing tutoring services, plus related surcharges.

Income tax.  Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our PRC subsidiary and our VIE and its subsidiaries in China are subject to enterprise income tax at a statutory rate of 25%. Xuecheng Century was certified as a “software enterprise” for tax purposes in April 2010 and as a result is eligible for a two-year exemption of income tax in 2010 and 2011, followed by a 12.5% income tax rate for 2012, 2013 and 2014. For the year ended December 31, 2011, the total taxable income for our PRC subsidiaries and our VIE and its subsidiaries in China was $16.2 million.

Income tax is assessed and paid at subsidiary or branch level; therefore, the net loss from operations generated by a particular entity cannot be transferred to or utilized by other entities within our consolidated company. As a result, our effective tax rate for 2011 was 34.1%.

Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Following Circular 82, on August 3, 2011, the SAT issued Administrative Measures on Income Taxes of Resident Enterprises Incorporated outside Mainland China and Are Controlled by Chinese Enterprises (Trial Implementation), or Resident Enterprise Administrative Measures, which was effective as of September 1, 2011. This Resident Enterprise Administrative Measures provides clarification of resident status determination, post-determination administration, as well as competent tax authorities. However, Circular 82 and Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” for the company of our type. We do not believe we are a resident enterprise defined and regulated by the aforesaid regulations as none of our shareholders is a PRC company or PRC corporate group. However, it remains unclear how PRC tax authorities will determine the tax residency status of companies like us. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.” Under the EIT Law and the EIT Implementation Rules, the profits of a foreign invested enterprise generated in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company during the 12 consecutive months preceding the receipt of the dividends. Our PRC subsidiary is currently wholly owned by our Hong Kong subsidiary. However, there is no assurance the PRC tax authorities will grant approvals on the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiary. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits.”

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

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that could reasonably have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this annual report.

Revenue Recognition

We derive our revenues from personalized tutoring services and through collecting registration fees and course fees from our students.

We charge each new student a non-refundable registration fee ranging from RMB300 ($47.7) to RMB500 ($79.4) primarily for the consultation and assessment we provide to the student and design of a personalized study plan. We believe that the registration fee is, in substance, an advance payment for future tutoring services, and accordingly recognized over the estimated customer relationship period. The customer relationship period is estimated based on our historical data with respect to service period. The customer relationship period is currently determined to be nine months, a decrease from 15 months in 2010, primarily attributable to our continuous efforts to strengthen our course planning by further fine-tuning our consultation sessions with potential students since the first half of 2011, which enables the students to complete purchased course hours in a more efficient manner, significantly reduces the number of students with a small number of course hours unfinished for extended periods and in turn shortens our average service period. We believe such adjustment enables us to achieve better customer satisfaction and is beneficial to the long term development of our business. The customer relationship period is subject to annual assessment or when an event or other changes indicate the estimate is no longer reasonable.

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

Marsh used the option-pricing method to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats ordinary shares and preferred shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares.

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

•                 Gross margin

Gross margin for the first quarter of 2010 reached 33%. However, we did not believe that this gross margin was indicative of the full year gross margin for the following two major reasons:

Seasonality of the business.  On an individual learning center basis, the second quarter of each year typically is our peak business season, whereas the third quarter typically sees the lowest number of students served and course hours delivered on an individual learning center basis. On the other hand, our costs were not significantly affected by seasonal factors as a significant portion of such costs are fixed. This is due to the fact that the significant majority of our teaching staff members are full time employees and there is a minimum level of base salaries paid to them regardless of actual student served. In addition, our rental costs and depreciation and amortization costs associated with leasehold improvements are largely fixed. See “— Factors Affecting Our Results of Operations — Seasonality.”

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

We have considered the guidance prescribed by the Practice Aid in determining the fair value of our ordinary shares as of various dates before our initial public offering. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through March 16, 2010 was set out above. Paragraph 113 of the Practice Aid states that “the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise.” We, therefore, believed the ultimate price of our initial public offering would generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before our initial public offering.

Nevertheless, we believed that the increase in fair value of our ordinary shares from $1.89 per ordinary share as of March 16, 2010 to $4.75 per ordinary share, the initial public offering price divided by the number of ordinary shares represented by each ADS, was primarily attributable to the following factors:

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

•                  Learning centers in several cities raised course fees beginning in late second and third quarters of 2010.  The average hourly course fee during the second and third quarters of 2010 was higher than previously forecasted. Although we raised course fees throughout our tutoring network in 2009, we did not believe market conditions would support further significant increase in course fees and did not plan for any course fee increase for 2010. However, in late second quarter and the third quarter, learning centers located in several cities raised course fees in response to local market conditions. Increases in course fees in these cities were well received by the customers. These increases in course fees were not planned by the senior management ahead of time and were initiated by local management teams in response to local market conditions. Therefore the increase in fees was not included in the March 2010 forecast. We believed that the success in raising course fees in those cities indicated favorable market conditions and provided strong support for our plan to raise course fees on a much large scale and in more cities covered by our national tutoring network.

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

•                  Reduced discount rate.  We believed that the rapid and substantial expansion since March 2010 had proven the viability of our business strategy and execution capability and had enhanced our credibility, which was expected to reduce the perceived risk of meeting the financial forecast going forward and thus a reduced discount rate will be expected for the valuation in connection with our initial public offering. In addition, we expected that the completion of our initial public offering would allow us to have easier access to the capital markets to raise funds, including equity financing and bank borrowing with lower cost of financing. Therefore, our weighted average cost of capital, which was also a component of the March 2010 forecast, was expected to be favorably affected by our initial public offering and thus would increase our enterprise and value of ordinary shares.

•                  Enhanced liquidity and access to capital.  Our initial public offering was expected to provide us with additional capital and will enhance our ability to access the capital markets to grow our business and provide our shareholders with greater liquidity. In particular, the 11% discount for lack of marketability used to in the March 2010 forecast would no longer be applicable after our initial public offering.

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

The fair values of our option awards were estimated on the date of grant using the binomial option pricing model that uses assumptions including the fair value of the ordinary shares underlying the options, expected volatility expected risk free interest rate, expected dividend yield and exercise multiple. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the contractual term of the options. We choose the comparable companies by considering synthesis effect of the characteristics including industry, stage of life cycle, size and financial leverage. Risk-free interest rate was estimated based on the yield of China international government bonds denominated in U.S. dollars with a maturity period similar to the contractual term of the options. The dividend yield was estimated by us based on its expected dividend policy over the contractual term of the options. Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

In determining the fair value of the share options granted on March 16, 2010, we used the fair value of our ordinary shares as determined through a retrospective valuation by an independent appraiser. For more information, see “— Fair Value of Ordinary Shares.”

After our initial public offering completed in November 2010, we granted 290,000, 489,000 and 1,195,368 restricted shares to employees in February, May and June 2011, respectively. The fair value of the restricted shares granted was estimated based on the market closing price of our ADSs on the New York Stock Exchange as of the grant date.

Share-based compensation expense, based on the estimated fair value of share awards granted and the estimated forfeiture rate, will be recorded over vesting periods after the grant date on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the share awards vested during that period. The estimate of forfeiture rate is reviewed and adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimate. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

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

Uncertainties exist with respect to how the EIT Law applies to our overall operations, and more specifically, with regard to our tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The EIT Implementation Rules provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for purposes of the EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors— Risk Factors Relating to Doing Business in China — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2009, 2010 and 2011. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The years 2009 to 2011 remain subject to examination by the PRC tax authorities.

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

	For the Year Ended December 31,
	2009		2010		2011
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Net revenue	77,188	100.0	154,144	100.0	221,738	100.0
Cost of revenue(1):
Teaching staff cost	(43,592)	(56.5)	(77,471)	(50.3)	(115,931)	(52.3)
Rental	(10,050)	(13.0)	(15,932)	(10.3)	(26,920)	(12.2)
Depreciation and amortization	(778)	(1.0)	(3,078)	(2.0)	(6,682)	(3.0)
Other	(2,906)	(3.8)	(7,023)	(4.5)	(6,689)	(3.0)
Total cost of revenue	(57,326)	(74.3)	(103,504)	(67.1)	(156,222)	(70.5)
Gross profit	19,862	25.7	50,640	32.9	65,516	29.5
Operating expenses:
General and administrative expenses(1)	(9,912)	(12.8)	(23,790)	(15.4)	(36,425)	(16.4)
Selling and marketing expenses(1)	(10,624)	(13.8)	(16,179)	(10.5)	(25,940)	(11.7)
Total operating expenses	(20,536)	(26.6)	(39,969)	(25.9)	(62,365)	(28.1)
Government subsidies	83	0.1	26	0.0	357	0.2
Other income	—	—	76	0.0	—	—
(Loss)/income from operations	(591)	(0.8)	10,773	7.0	3,508	1.6
Interest income	220	0.3	510	0.3	3,766	1.7
(Loss)/income before income tax expenses	(371)	(0.5)	11,283	7.3	7,274	3.3
Income tax expenses
Current	(1,320)	(1.7)	(3,455)	(2.2)	(4,562)	(2.1)
Deferred	83	0.1	2,465	1.6	2,078	1.0
Total income tax expenses	(1,237)	(1.6)	(990)	(0.6)	(2,484)	(1.1)
Net (loss)/income	(1,608)	(2.1)	10,293	6.7	4,790	2.2

Selected Operating Data:	2009	2010	2011
Course hours delivered (in thousands)	3,907	7,043	9,029
Number of learning centers (at period end)	131	207	295
Number of students served	54,130	88,761	116,900
Average hourly course fee (in $)(2)	21	23	26
Number of teaching staff members (at period end)	6,021	9,650	11,696

(1)          Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year ended December 31,
	2009	2010	2011
Cost of revenue	—	3	6
General and administrative expenses	—	1,895	4,092
Selling and marketing expenses	—	6	11
Total share-based compensation expenses	—	1,904	4,109

(2)                                  Represents gross revenue, which is computed as net revenue plus business tax, divided by the total course hours delivered in the relevant period.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net revenue.  Our total net revenue increased by 43.9% to $221.7 million for the year ended December 31, 2011 from $154.1 million for the year ended December 31, 2010, compared to a 99.7% increase from 2009 to 2010. The slowdown in our revenue growth was primarily a result of the significant scale of operations we have achieved.

$40.2 million, or 59.5%, of the increase in net revenue for the year ended December 31, 2011, was contributed by the increase in course hours delivered and the other $27.4 million, or 40.5%, of the increase was contributed by the increase in the average hourly course fee from the year ended December 31, 2010 to the year ended December 31, 2011. Course hours delivered increased from approximately 7.0 million hours for the year ended December 31, 2010 to approximately 9.0 million hours for the year ended December 31, 2011, primarily attributable to the increases in the total number of learning centers as well as in the number of growth and mature learning centers, which also contributed to the increase in the number of students served from approximately 89,000 for the year ended December 31, 2010 to approximately 117,000 for the year ended December 31, 2011. However, the growth in the course hours delivered and the students served from 2010 to 2011 slowed down compared to the growth from 2009 to 2010, primarily a result of resignation of a significant number of education consultants in mid to late 2011 due to changes to their compensation structure starting from the first half of 2011. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — We may not be able to continue to attract and retain qualified service professionals. As a result, we may not be able to maintain consistent service quality throughout our service network, and our brand, business and results of operations may be materially and adversely affected.”

The number of our learning centers in operation increased from 207 as of December 31, 2010 to 295 as of December 31, 2011. The number of growth and mature learning centers increased from 131 as of December 31, 2010 to 198 as of December 31, 2011. In addition, the increase in net revenue for the year ended December 31, 2011 was attributable to the increase in our average hourly course fee from $23 for the year ended December 31, 2010 to $26 for the year ended December 31, 2011, which was caused by the increase in hourly course fee and exchange rate fluctuations. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information.”

Cost of revenue.  Our cost of revenue increased by 50.9% to $156.2 million for the year ended December 31, 2011 from $103.5 million for the year ended December 31, 2010. This increase was primarily due to (i) the significant increase in teaching staff cost increased by 49.5% from $77.5 million for the year ended December 31, 2010 to $115.9 million for the year ended December 31, 2011 as the headcount of our full-time instructors, study counselors and education consultants increased by 20.6% from December 31, 2010 to December 31, 2011 and performance-based teaching fees and bonuses also increased significantly as the result of increased course hours delivered, and (ii) a 69.0% increase in rental cost from $15.9 million for the year ended December 31, 2010 to $26.9 million for the year ended December 31, 2011 as we leased premises for the 88 new learning centers opened in 2011. Cost of revenue as a percentage to net revenue increased to 70.5% for the year ended December 31, 2011 from 67.1% for the year ended December 31, 2010.

Gross profit.  Our gross profit increased by 29.4% to $65.5 million for the year ended December 31, 2011 from $50.6 million for the year ended December 31, 2010. Gross margin decreased to 29.5% for the year ended December 31, 2011 from 32.9% for the year ended December 31, 2010. The decrease in gross margin was primarily due to the larger number of learning centers we opened in 2011 compared to 2010. As a result, our mature learning centers, which have higher utilization of our facilities and teaching staff, constituted a smaller portion of our learning centers in 2011 compared to 2010, which in turn caused the decrease in gross margin. As of December 31, 2010, 107, or 51.7%, of our learning centers were mature learning centers. By comparison, as of December 31, 2011, 131, or only 44.4%, of our learning centers were mature learning centers.

Operating expenses.  Our total operating expenses increased by 56.0% to $62.4 million for the year ended December 31, 2011 from $40.0 million for the year ended December 31, 2010. Operating expenses as a percentage of net revenue increased to 28.1% for the year ended December 31, 2011 from 25.9% for the year ended December 31, 2010, primarily because our net revenue grew at a slower rate in 2011 compared to the net revenue growth in 2010, whereas a substantial portion of our operating expenses, including compensation and benefits paid to administrative staff and rental expenses, increased in line with the expansion of our business and did not vary in tandem with the growth rate of net revenue.

•                  General and administrative expenses.  Our general and administrative expenses increased significantly by 53.1% to $36.4 million for the year ended December 31, 2011 from $23.8 million for the year ended December 31, 2010. The increase was primarily due to an increase in the total compensation and benefits paid to our administrative staff as a result of our hiring of new employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations, as well as the share-based compensation expenses incurred in this period.

•                  Selling and marketing expenses.  Our selling and marketing expenses increased significantly by 60.3% to $25.9 million for the year ended December 31, 2011 from $16.2 million for the year ended December 31, 2010. This increase was due to the increase in expenses relating to advertising, marketing and brand promotion activities from the year ended December 31, 2010 to the year ended December 31, 2011. The increase in selling and marketing expenses was also due to the expansion of our marketing team and the related office expenses, which was in line with the expansion of our tutoring service network and operations.

Government subsidies.  Certain of Xueda Information’s subsidiaries received approximately $202 thousand and approximately $26 thousand of government subsidies for the year ended December 31, 2011 and 2010, respectively, from local government authorities in a district in Shanghai to encourage our business development in that district. In 2011, Xueda Information received $155 thousand of government subsidies from local government in Beijing. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject us to any additional governmental regulations or future obligations. Government subsidies have been granted based on local business incentive policies and may not be received in the future.

Income from operations.  Our income from operations decreased to $3.5 million for the year ended December 31, 2011 from $10.8 million for the year ended December 31, 2010.

Income tax expenses.  Our income tax expenses increased to $2.5 million for the year ended December 31, 2011 from $1.0 million for the year ended December 31, 2010, primarily due to the full allowance provision for deferred tax assets for some of our VIE’s subsidiaries, which transferred all of their operations to their training schools and are not expected to generate any taxable income after 2011.

Net income.  As a result of the foregoing, we generated net income of $4.8 million for the year ended December 31, 2011 and $10.3 million for the year ended December 31, 2010, respectively.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net revenue.  Our total net revenue increased by 99.7% to $154.1 million for the year ended December 31, 2010 from $77.2 million for the year ended December 31, 2009. $63.1 million, or 82.0%, of the increase in net revenue was contributed by the increase in course hours delivered and the other $13.8 million, or 18.0%, of the increase was contributed by the increase in the average hourly course fee from the year ended December 31, 2009 to the year ended December 31, 2010. Course hours delivered increased significantly from approximately 3.9 million hours for the year ended December 31, 2009 to approximately 7.0 million hours for the year ended December 31, 2010, primarily attributable to the increases in the total number of learning centers as well as in the number of growth and mature learning centers, which also significantly contributed to the increase in the number of students served from approximately 54,100 for the year ended December 31, 2009 to approximately 89,000 for the year ended December 31, 2010. The number of our learning centers in operation increased from 131 as of December 31, 2009 to 207 as of December 31, 2010. The number of growth and mature learning centers increased from 107 as of December 31, 2009 to 131 as of December 31, 2010. In addition, the increase in net revenue for the year ended December 31, 2010 was attributable to the increase in our average hourly course fee from $21 for the year ended December 31, 2009 to $23 for the year ended December 31, 2010, which was caused by the increase in hourly course fee and exchange rate fluctuations. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information.”

Cost of revenue.  Our cost of revenue increased by 80.6% to $103.5 million for the year ended December 31, 2010 from $57.3 million for the year ended December 31, 2009. This increase was primarily due to (i) the significant increase in teaching staff cost from $43.6 million for the year ended December 31, 2009 to $77.5 million for the year ended December 31, 2010 as our full-time instructors, study counselors and education consultants increased by 60.3% from December 31, 2009 to December 31, 2010 and performance-based teaching fees and bonuses also increased significantly as the result of increased course hours delivered, and (ii) a 58.5% increase in rental cost from $10.1 million for the year ended December 31, 2009 to

$15.9 million for the year ended December 31, 2010 as we leased premises for the 76 new learning centers opened in 2010. Cost of revenue as a percentage to net revenue decreased to 67.1% for the year ended December 31, 2010 from 74.3% for the year ended December 31, 2009.

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

B.                                    Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities and from issuance and sale of our Series A1 and Series A2 preferred shares, as well as from proceeds of our initial public offering and the investment by Warburg Pincus. We received course fee in cash of $118.7 million, $206.9 million and $262.9 million in the years ended December 31, 2009, 2010, and 2011, respectively. We currently do not have any bank loans, nor did we have any bank loans in 2009, 2010 or 2011. As of December 31, 2011, we had $217.7 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand bank deposit or liquid investments that are placed with banks and other financial institutions and are unrestricted as to withdrawal or use or have maturities of three months or less. Although we consolidate the results of the learning centers controlled by Xueda Information, our VIE, our access to the cash and cash equivalents and future earnings of these leaning centers is indirect through dividends we receive from Xuecheng Century, our PRC subsidiary. Xuecheng Century, in turn, receives capital resources from Xueda Information in the form of a “consulting and technical service fee” pursuant to the Amended and Restated Exclusive Technology Consulting and Management Service Agreement.

When considering our liquidity position and our future capital resources and needs, we take into account the economic benefits we are entitled to receive from our PRC subsidiary attributable to the economic benefits we may receive from our VIE and its subsidiaries under the contractual arrangements with our VIE. Although our PRC subsidiary has not paid any dividend to us as of the date of this annual report, we have not encountered any difficulties in meeting our cash obligations. While we believe our PRC subsidiary has the ability to pay dividends to us, we do not expect dividends from our PRC subsidiary in the near future because we plan to have our PRC subsidiary retain all its accumulated profits for its own business operation and expansion.

In addition, as the result of the restrictions under PRC law on our PRC subsidiary’s ability to make dividend payments and other distributions to us, not all funds of our PRC subsidiary are available to us and our access to such funds is restricted. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China — Restrictions under PRC law on our PRC subsidiary’s ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands of $)
Net cash provided by operating activities	26,747	42,967	24,898
Net cash used in investing activities	(2,752)	(35,521)	(11,635)
Net cash provided by (used in) financing activities	500	166,156	(9,159)
Effect of exchange rate changes	11	1,332	2,272
Net increase in cash and cash equivalents	24,506	174,934	6,376
Cash and cash equivalents, beginning of period	11,930	36,436	211,370
Cash and cash equivalents, end of period	36,436	211,370	217,746

Operating Activities

Our largest source of operating cash flows is course fees paid in cash by our students. We require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. Our primary uses of cash in operating activities are teaching staff and employee compensation, rental and renovation cost for leased premises and selling and marketing expenses. As a public company, we also incur additional costs and expenses, including costs to prepare for our SOX Section 404 compliance testing and additional legal and accounting costs to comply with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that apply to us. We currently anticipate that we will be able to meet our needs to fund operations within at least the next 12 months with operating cash flow and existing cash balances.

We had net cash provided by operating activities in an amount of $24.9 million for the year ended December 31, 2011, primarily attributable to the following factors (i) course fees received in cash in an amount of $262.9 million as a result of our expanded operations, (ii) interests received in cash in an amount of $3.2 million, and (iii) government subsidies received in cash in an amount of $0.4 million, offset by (i) cash paid for staff compensation in an amount of $136.5 million, (ii) rental cost and expenses paid in cash in an amount of $31.8 million, (iii) advertising and market expenses paid in cash in an amount of $22.0 million, (iv) course fee refund paid in cash in an amount of $18.7 million, (v) office related expenses paid in cash of $15.8 million, (vi) taxes paid in cash of $14.5 million and (vii) other operation expenses paid in cash of $2.3 million, all in line with the expansion of our operations. Net cash provided by operating activities decreased by $18.1 million between the years ended December 31, 2010 and 2011, primarily because of the cash payment for staff compensation, rental and marketing expenses increased by $70.2 million in line with our business expansion, which was at a higher rate compared with the increase in courses fee received in cash.

We had net cash provided by operating activities in an amount of $43.0 million for the year ended December 31, 2010, primarily attributable to the following factors (i) course fees received in cash in an amount of $206.9 million as a result of our expanded operations, and (ii) interests received in cash in an amount of $0.3 million, offset by (i) cash paid for staff compensation in the amount of $87.7 million, (ii) rental cost and expenses paid in cash in an amount of $20.9 million, (iii) course fee refund paid in cash in an amount of $18.7 million, (iv) office related expenses paid in cash in an amount of $15.2 million, (v) advertising and market expenses paid in cash in an amount of $11.5 million, (vi) taxes paid in cash of $8.7 million and (vii) other operation expenses paid in cash of $1.5 million, all in line with the expansion of our operations. Net cash provided by operating activities increased by $16.3 million between the years ended December 31, 2009 and 2010, primarily attributable to course fees received in cash increased by $88.2 million in line with our business expansion, which was at a higher rate compared with the cash payment for staff compensation, office related and other operation cost and expenses.

We had net cash provided by operating activities in an amount of $26.7 million for the year ended December 31, 2009, primarily attributable to the following factors (i) course fees received in cash in an amount of $118.7 million as a result of our expanded operations, and (ii) interests and government subsidies received in cash in an amount of $0.2 million, offset by (i) cash paid for staff compensation in an amount of $47.8 million, (ii) rental cost and expenses paid in cash in an amount of $11.3 million, (iii) course fee refund paid in cash in an amount of $10.8 million, (iv) advertising and market expenses paid in cash in an amount of $8.1 million, (v) office related expenses paid in cash of $6.9 million, (vi) taxes paid in cash of $5.0 million and (vii) other operation cost and expenses paid in cash of $2.3 million, all in line with the expansion of our operations.

Investing Activities

Our cash used in investing activities normally is related to the purchase of short-term investments, property and equipment used by our learning centers in their operations, which include leasehold improvement.

Net cash used in investing activities amounted to $11.6 million for the year ended December 31, 2011, primarily resulted from (i) the purchase of short-term investments in an amount of $31.2 million, and (ii) loan extended to a third party in the amount of $30.5 million, and (iii) the purchase of property and equipment in an amount of $26.3 million, offset by (i) the proceeds of $45.0 million from maturity of short-term investments and (ii)proceeds from maturity of loan to a third party in the amount of $31.4 million.

Net cash used in investing activities amounted to $35.5 million for the year ended December 31, 2010, primarily resulted from (i) the purchase of $20.8 million short-term investments, and (ii) the purchase of property and equipment in an amount of $15.4 million, offset by the proceeds of $0.7 million from maturity of short-term investments.

Net cash used in investing activities amounted to $2.8 million for the year ended December 31, 2009, primarily resulted from (i) the purchase of $9.5 million short-term investments, and (ii) the purchase of property and equipment in an amount of $2.2 million, offset by the proceeds of $8.9 million from maturity of short-term investments.

Financing Activities

Our financing activities consist of repurchase of our ADSs, payment of deferred consideration for acquisition of business, and issuance and sale of our Series A1 and Series A2 preferred shares, as well as proceeds from our initial public offering and issuance of ordinary shares to Warburg Pincus.

Net cash used in financing activities for the year ended December 31, 2011 was $9.2 million, primarily resulted from cash paid for ADSs repurchases of $8.8 million and payment of issuance cost in connection with IPO of $0.7 million, partially offset by proceeds from exercise of share options of $0.3 million.

For the year ended December 31, 2010, proceeds from our initial public offering net of the payment of issuance cost and issuance of ordinary shares to Warburg Pincus, amounted to $133.6 million and $32.8 million, respectively. Cash used in the year of 2010 primarily resulted from the payment of $0.2 million of deferred consideration for business acquisition.

Net cash provided by financing activities was $0.5 million in 2009, primarily attributable to cash investment in our Series A1 and Series A2 preferred shares by our Series A1 and Series A2 preferred shareholders.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through Xuecheng Century, our principal operating subsidiary in China, and the learning centers operated by Xueda Information, our

VIE. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by Xuecheng Century, which in turn depend on service fees paid by Xueda Information to Xuecheng Century under our contractual arrangements with Xueda Information.

If Xuecheng Century incurs debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us. In addition, under PRC laws and regulations, the maximum amount of dividends payable by Xuecheng Century to us is calculated based on its retained earnings as set forth in Xuecheng Century’s statutory financial statements, which are prepared under accounting principles generally accepted in the PRC. Prior to the payment of dividends, Xuecheng Century is required to pay income taxes according to PRC laws and make allocations of retained earnings to the reserve fund, enterprise development fund and employee bonus and welfare fund, each at a percentage decided by its board of directors each fiscal year. Xuecheng Century may not distribute any profit to us until any losses incurred in previous fiscal years are fully recovered. As a result of these PRC laws and regulations, Xuecheng Century may be restricted in its ability to transfer its net profit to us in the form of dividends in any given year.

Xueda Information’s ability to pay service fees to Xuecheng Century depends on (i) dividends paid by Xueda Information’s subsidiaries and (ii) returns distributed by the private schools consolidated by Xueda Information directly or through its subsidiaries. Such subsidiaries are subject to the same restrictions as discussed above when paying dividends to Xueda Information. The private schools controlled by Xueda Information directly or through its subsidiaries are also subject to certain regulations regarding distributing returns to their sponsors. Under the relevant PRC laws and regulations, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment before distributing returns to its sponsors. In the case of a private school that requires reasonable returns, this amount must be not less than 25% of such school’s annual net income (as determined under the generally accepted accounting principles of the PRC), if any. See “Item 3. Key Information — D. Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure — Our VIE and its subsidiaries may be subject to significant limitations on their ability to sponsor and operate private tutoring schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investment in equipment for our learning centers. We opened 23, 76 and 88 learning centers in 2009, 2010 and 2011, respectively. Our capital expenditures were $2.3 million, $15.4 million and $26.3 million in the years ended December 31, 2009, 2010 and 2011, respectively, representing 2.9%, 10.0% and 11.9% of our net revenue in such periods, respectively. The increase in capital expenditures per learning center from 2009 to 2010 was primarily the result of our efforts to upgrade our tutoring facilities with increased investment in leasehold improvements. In 2010 and 2011, we incurred approximately $0.2 million and $0.2 million in capital expenditures per new learning center, respectively. Our capital expenditures have been primarily funded by cash generated from our operations and, to a much lesser degree, from our financing activities.

We expect to incur about $0.1 million in capital expenditures per new learning center depending primarily on the size and geographic location of the learning center, for a total capital expenditures of approximately $22.2 million in the year ending December 31, 2012 in connection with our proposed investments in leasehold improvement and in property and equipment to meet the expected growth of our operations. The decrease in the expected capital expenditure per new learning center from $0.2 million in 2010 and 2011 to $0.1 million in 2012 is primarily attributable to our implementation of budget control on a per-learning-center basis, including a decrease in average lease space. The lease space on a per-learning-center basis for the learning centers opened since 2012 is expected to be ranged between 300 and 500 square meters, compared to between 700 and 900 square meters for the learning centers opened from 2009 to 2011. In addition, we expect to continue to invest in the development and launch of supplementary online service offerings in selected academic subjects on a pilot basis. We intend to cost-efficiently allocate our capital resources by continuing to lease most of our new facilities in the foreseeable future. We have not encountered any difficulties in meeting our cash obligations to date and believe that we will be able to fund our capital needs for at least the next 12 months through cash generated from our operating activities as well as net proceeds from our initial public offering.

Recent Accounting Pronouncements

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                                          Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                                          Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met.  When the criteria are met, an entity can measure the fair value of the net risk position.

•                                          Premiums or discounts in fair value measure - the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity…) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

•                                          Fair value of an instrument classified in a reporting entity’s shareholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                                          Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs.  Required disclosures include:

For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is effective for interim and annual periods beginning after December 15, 2011.  Early adoption is not permitted.  The guidance should be applied prospectively. We will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on our financial condition or results of operations.

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity.  These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The guidance should be applied retrospectively.  For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011.  Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement, deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in accounting standards update.  This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented.  We do not expect these pronouncements to have a significant impact on our financial condition or results of operations.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment.  The guidance is intended to simplify how entities test goodwill for impairment.  The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued.

We will adopt this pronouncement effective January 1, 2012, which is not expected to have a significant impact on our financial condition or results of operations.

C.                                    Research and Development, Patents and Licenses, etc.

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

Our operations management platform integrates our key management and administrative functions and consists of technology applications that address our key business needs, including school management, financial reporting, sales and operational management and human resources management. Our educational resources database consists of an extensive collection of sample questions and exercises, course outlines, and other tutoring materials and is easily accessible by our service professionals across the country. Our websites present information about our personalized tutoring services, our professional service team, our company and other pertinent information.

We aim to continue to improve and upgrade our technology platform. In 2011, we completed the development of our proprietary enterprise resource planning system, Xueda ERP 2.0, or ERP, and started rolling out the whole ERP system to all of our learning centers, which is expected to improve and modulize our educational resources database to allow easier access, faster retrieval and better reliability. In addition, we continue to refine our websites to offer our students complementary online services, a broader array of pedagogical product lines and more advanced personalized services.

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

Our PRC subsidiary, Xuecheng Century, has registered various trademarks and logos, including “”, “Xueda,” “” and “”,, with the Trademark Office of SAIC. In addition, Xuecheng Century is in the process of applying to the Trademark Office of SAIC for the registration of certain other trademarks and logos, including “”,and “Elite Class” ,which means “prime learning”, for our small-group tutoring programs and other trademarks and logos for our operations. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks. Our main website is located at www.21edu.com. In addition, we have registered certain domain names, including 21edu.com, xueda.com, ejiajiao.com and exueda.com.

We have obtained from relevant government agencies Software Product Certificates for eight sets of software programs developed by us, including Xueda Education Educational Resource Integration System Software V1.0 and Xueda Education Student Personalized Performance Testing System Software v1.0.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                      Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                                      Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
	(in thousands of $)
Operating leasing obligations	97,027	28,781	39,419	21,037	7,790

G.                                    Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Rubin Li	34	Chairman of board of directors
Xin Jin	35	Director, chief executive officer and president
Jinbo Yao	35	Director
William Hsu	46	Director
Yafei Wang	57	Independent Director
Sean Shao	55	Independent Director
Cheung Kin Au-Yueng	63	Independent Director
Cheung Lun Julian Cheng	38	Director
Junfeng Gao	39	Chief financial officer
Wei Zhang	53	Vice president
Qiang Deng	44	Vice president

Biographical Information

Mr. Rubin Li is a co-founder and chairman of the board of directors of our company. Since 2001, Mr. Li has served as co-president, director and chairman of the board of directors of our company. Prior to founding our company, from 2000 to 2001, Mr. Li was a computer engineer of Tsinghua Tong Fang Co., Ltd., a corporation listed on the Shanghai Securities Exchange in the PRC. Mr. Li received his bachelor’s degree in thermal energy and engineering from the University of Science and Technology Beijing in China in 2000. He completed his studies in master’s courses in educational economics and management at Beijing Normal University in China from 2006 to 2008.

Mr. Xin Jin is a co-founder, director and the chief executive officer and president of our company. Since 2002, Mr. Jin has served in various other managerial positions at our company, including general manager and co-president. Prior to founding our company, he served as a marketing director and product director of www.net.cn, a China-based Internet application service provider from 1999 to 2002. Mr. Jin received his bachelor’s degree in economics and business from the Capital University of Economics and Business in China in 1999.

Mr. Jinbo Yao is a co-founder of our company and has served as a director of our company since 2001. Mr. Yao currently also serves as chief executive officer of www.58.com, a China-based classified information website founded by him in

2005. From 2000 to 2005, Mr. Yao served as product manager, chief director and vice president of marketing at www.net.cn, a China-based Internet application service provider. Prior to that, in 2000, Mr. Yao founded www.domain.cn, which was subsequently acquired by www.net.cn. Mr. Yao received his bachelor’s degree in computer science and chemistry from the Ocean University of China in Qingdao, China in 1999.

Mr. William Hsu has served as a director of our company since June 2011. Mr. Hsu is a general partner at CDH Venture Partners. Prior to joining CDH Venture Partners in 2007, Mr. Hsu was a senior vice president at GIC Special Investments Pte. Ltd., the private equity arm of the Government of Singapore Investment Corporation, from 1996 to 2006. Mr. Hsu worked in the Singapore, Hong Kong and Beijing offices of GIC Special Investments Pte. Ltd., where he focused his investment activities on the Greater China market and played an instrumental role in a number of successful investments, covering a wide range of sectors, such as semiconductor, electronics, software, financial services, industrial and consumer products. Mr. Hsu has over 10 years of investment experience in both venture capital and traditional business sectors in China. Mr. Hsu received his bachelor’s and master’s degrees in engineering from University of California, Berkeley in the United States in 1986 and 1989, respectively.

Ms. Yafei Wang has served as a director of our company since 2008 and was determined to be an independent director in February 2011. Ms. Wang has over 20 years of experience in management and corporate finance matters. She has been an associate professor of the Guanghua School of Management of Peking University since 1995 and an independent director of Li Ning Company Limited since 2002. Ms. Wang received her MBA degree from Lancaster University Management School in the United Kingdom in 1990 and her bachelor’s degree in international politics from Fudan University in China in 1981. From 1985 to 1986, Ms. Wang was a visiting scholar at the University of Maryland, College Park in the United States.

Mr. Sean Shao has served as an independent director of our company and chairman of the audit committee since 2010. Mr. Sean Shao currently serves as (i) independent director and chairman of the audit committee of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ, since July 2008 and Yongye International, Inc., a Chinese agricultural company listed on NASDAQ, since April 2009; (ii) independent director and chairman of the compensation committee of AsiaInfo-Linkage, Inc., a Chinese telecom software solutions provider listed on NASDAQ, since July 2010 (iii) independent director and chairman of the nominating committee of Agria Corporation, a Chinese agricultural company listed on NYSE, since November 2008; and (iv) independent director and chairman of the audit committee and compensation committee of China Nuokang Bio-Pharmaceutical, Inc., a biopharmaceutical company listed on NASDAQ, since September 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

Mr. Cheung Kin Au-Yueng has served as an independent director of our company since October 2011. Mr. Au-Yueng has been an executive director of various companies in the Morningside Group, a privately-owned investment company, since late 1996. He has more than 30 years of general management experience gained through working with Morningside Group and several other major multi-national companies. Prior to joining Morningside, he had been serving as head of Gillette’s operations in China for five years. While with Morningside, Mr. Au-Yueng has been overseeing the operations of the Morningside Group and its portfolio companies in China. He had served on the board of directors of a portfolio company listed on the Growth Enterprise Market of the Hong Kong Stock Exchange for over four years and had also been seconded to a company listed on NASDAQ as chief operating officer for about half year. He is currently a director of The9 Limited a NASDAQ-listed company. Mr. Au-Yueng holds a master’s degree in physics and an MBA degree from Indiana University.

Mr. Cheung Lun Julian Cheng has served as a director of our company since 2010. Mr. Cheng is a managing director in the China group at Warburg Pincus LLC, which he joined in 2000. Mr. Cheng is also a director for a number of other private companies. Prior to joining Warburg Pincus Asia LLC, Mr. Cheng worked for the capital markets and investment banking divisions of Salomon Smith Barney and Bankers Trust in Hong Kong. Mr. Cheng received his bachelor’s degree in economics from Harvard University in the United States in 1996.

Mr. Junfeng Gao has served as our chief financial officer since 2010. Prior to joining our company, Mr. Gao served as finance director of ATA Inc., a corporation listed on the NASDAQ that primarily provides computer-based testing and educational services in China from 2008 to 2010. From 2007 to 2008, Mr. Gao served as a director of Assurance and Advisory Business Services of Ernst & Young’s Beijing office. From 1996 to 2007, he worked at PricewaterhouseCoopers’s offices in Shanghai, Philadelphia and Beijing, including serving as a senior manager of Assurance and Advisory Business Services from 2003 to 2007. Mr. Gao received his bachelor’s degree in accounting from the Shanghai University of Finance and Economy in

1996. Mr. Gao is a member of the Association of Chartered Certified Accountants and the Chinese Institute of Certified Public Accountants.

Ms. Wei Zhang has served as a vice president of our company since 2008. Prior to joining our company in 2006, Ms. Zhang served as a vice president and director of the education management department of Shanxi Dongda Enterprise Group from 2003 to 2005. From 2000 to 2003, she served as a vice president of Sichuan Enlide Education Group. From 1998 to 2000, Ms. Zhang served as a teaching director and the principal of Shanxi Dongda School. From 1982 to 1998, Ms. Zhang worked with schools affiliated with the Third Engineering Bureau of the Ministry of Railway of the PRC in various capacities, including as a teacher, teaching director, and educational research and development director. Ms. Zhang graduated from Hegang Teachers’ College in Heilongjiang, China in 1979 and also studied at the biology department of Harbin Normal University in China in 1981.

Mr. Qiang Deng has served as a vice president of our company since 2007 and joined our company in 2005. From 2001 to 2005, Mr. Deng worked in various managerial positions at long distance learning companies including Peking University-Affiliated Schools Lianxiang Long-distance Education Co., Ltd. and Internet School of Beijing No. 4 High School. From 1998 to 2001, Mr. Deng served as the director for www.chinaedu.com. From 1996 to 1998, he served as a physics teacher at Beijing Huicai Private School. From 1990 to 1996, he worked as a sales manager at Huahai Computer Co., Ltd. Mr. Deng received his bachelor’s degree in mechanical engineering from Beijing University of Civil Engineering and Architecture in 1990 and completed the master’s courses in developing and educational psychology in the Beijing Normal University in 2008.

The business address of each of our directors and executive officers is c/o Xueda Education Group, A-4 Xibahe Beili, Chaoyang District, Beijing, 100028, People’s Republic of China.

Two of our former executive officers who served as our president and chief information officer resigned in February and March 2012, respectively, for personal reasons.

B.                                    Compensation

Compensation of Directors and Executive Officers

During 2011, the aggregate cash compensation that we paid to our executive officers as a group was RMB2.7 million ($0.4 million). We did not pay any cash compensation to our non-executive directors as a group in 2011. We paid RMB300,000 ($46,418) cash compensation to non-employee directors in 2011. Walkers, our Cayman Islands counsel, has advised us that Cayman Islands law does not require an exempted company incorporated in the Cayman Islands, such as our company, to disclose the individual compensation of its executive officers and directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. During 2011, the total amount we set aside/accrued for such benefits for our executive officers was RMB 100,580 ($15,562). We do not provide our directors with any pension, retirement or similar benefits. As of the date of this annual report:

•                  Options to purchase an aggregate of 10,320,097 ordinary shares have been granted under our 2009 share incentive plan to our directors, executive officers and employees. These options were granted on March 16, 2010 at an original exercise price of $0.99 per share and an expiration period of ten years. On September 20, 2010, the exercise price of the 3,343,845 share options granted to a former officer on March 16, 2010 was increased to $1.89 per share from $0.99 per share. 2,089,905 of such re-priced share options were forfeited upon this officer’s resignation in February 2012. As of the date of this annual report, options to purchase 6,931,598 ordinary shares were outstanding.

•                  In February, May and June 2011, we granted a total of 1,974,368 restricted shares to our directors, executive officers and employees. As of the date of this annual report, 128,498 of such shares have vested.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the executive officer, including but not limited to a conviction to a felony, or willful gross misconduct by the executive officer in connection with his or her employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the executive officer is generally entitled to a severance pay of at least one month’s salary.

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

Stock-Based Compensation Plans

Our amended and restated equity incentive plan adopted in November 2009, or the 2009 share incentive plan, provides for the grant of options, share appreciation rights, or other share-based awards, collectively referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors and shareholders initially authorized the issuance of up to 11,146,151 ordinary shares upon exercise of awards granted under the 2009 share incentive plan. The total number of ordinary shares that may be issued under the plan shall automatically increase on January 1 of each calendar year, commencing with January 1, 2011, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of ordinary shares as may be established by the board of directors or its compensation committee. As of the date of this annual report, the total number of ordinary shares that may be issued under the plan is 13,879,370. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company as a result of their proprietary interest in the company’s success.

Termination of Awards.  Options have specified terms set forth in a share option agreement. If the recipient’s employment with the company is terminated for any reason, the recipient’s vested options will remain exercisable subject to the provisions of the plan and the option agreement and the recipient’s unvested options will terminate without consideration. If the options are not exercised or purchased by the last day of the exercise period, they will terminate.

Administration.  The 2009 share incentive plan is administered by the compensation committee of our board of directors. Our board of directors or the compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. Our board of directors or the compensation committee will determine the provisions, terms and conditions of each award consistent with the provisions of the plan, including, but not limited to, the exercise price for an option, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.

Options.  We may grant share options under the 2009 share incentive plan. The exercise price of the share options shall be no less than, (i) with respect to share options granted to individuals subject to taxation in the United States, 100% of the fair market value of a Share, and with respect to all other share options, 85% of the fair market value of a share, in each case, on the date the share option is granted. The term of options granted under the 2009 share incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, consideration received by us in a cashless exercise and, to the extent permitted by our compensation committee and subject to the provisions of the option agreement, ordinary shares or a combination of ordinary shares and cash or cash-equivalent.

Restricted shares. Restricted shares may be granted under our 2009 share incentive plan. Restricted share awards are ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Restricted shares will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established at the time of grant. Recipients of restricted share awards generally will have voting rights upon grant without regard to vesting, but will have no dividend rights with respect to restricted shares that have not vested. Restricted shares that do not vest upon the termination of the grantee’s employment or service will be forfeited without consideration.

Restricted share units. Restricted share units may be granted as one of the other stock-based awards under our 2009 share incentive plan. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of the right upon termination of employment or service during the applicable restriction period. The awards may be settled in shares, cash, or a combination of both, as the compensation committee may determine.

Change in Control.  If a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination or if during any two consecutive year period individuals who at the beginning of such period constituted the board of directors cease for any reason to constitute a majority of our board of directors, then, if so determined by our board of directors or the compensation committee with respect to the applicable award agreement or otherwise, any outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control. Our board of directors or the compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control, but not thereafter.

Amendment and Termination of Plan.  Our board of directors may at any time amend, alter or discontinue the 2009 share incentive plan. Amendments or alterations to the 2009 share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant. Any amendment, alteration or termination of the 2009 share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier by our board of directors, the 2009 share incentive plan will continue in effect for a term of ten years from the date of its adoption.

Granted Options.  As of the date of this annual report, we have granted options to purchase an aggregate of 10,320,097 ordinary shares to our directors, officers and employees, options to purchase 6,931,598 of which are outstanding. Such options have an exercise price of $0.99 to $1.89 per share and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date.

C.                                    Board Practices

We have eight directors, three of whom are independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of all of the remaining directors. Each of our directors holds office until such director resigns or is removed by way of an ordinary resolution of shareholders. We have no service contracts with any of our directors that provide benefits to them upon termination.

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

Audit Committee

Our audit committee consists of Mr. Sean Shao, Mr. Cheung Kin Au-Yueng and Ms. Yafei Wang. Mr. Sean Shao is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the Securities and Exchange Commission, or the SEC. Our board of director has determined that each of Mr. Shao, Mr. Au-Yueng and Ms. Wang satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our board of directors has determined that the simultaneous service by Mr. Sean Shao on the audit committee of three other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•                  reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

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

Compensation Committee

Our compensation committee consists of Mr. William Hsu, Ms. Yafei Wang and Mr. Jinbo Yao. Our board of directors has determined that Ms. Yafei Wang satisfies the requirements for an “independent director” within the meaning of section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

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

Terms of Directors and Executive Officers

We currently have eight directors, three of whom are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of all of the remaining directors. Each of our directors holds office until such director resigns or is removed by way of an ordinary resolution of shareholders.

All of our executive officers are appointed by and serve at the discretion of our board of directors. Our executive officers are elected by and may be removed by a majority vote of our board of directors.

D.                                    Employees

Employees

As of December 31, 2011, December 31, 2010 and December 31, 2009, we had 15,074, 12,930 and 8,077 full-time employees, respectively, including 8,329, 7,575 and 4,580 instructors, respectively. As of December 31, 2011, we had the following full-time employees by function:

Instructors	8,329
Education consultants	1,937
Study counselors	1,371
Psychological counselors	59
Sales and marketing	751
General and administration staff	2,627
Total	15,074

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

E.                                     Share Ownership

There are no different voting rights among our shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For information regarding the share ownership of our directors and officers, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees—B. Compensation — Stock-Based Compensation Plans.”

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis, as of April 23, 2012, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculation in the table below is based on 131,672,580 ordinary shares outstanding as of April 23, 2012(excluding 1,322,120 unvested restricted shares).

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

The business address of each of our directors and executive officers is c/o Xueda Education Group, A-4 Xibahe Beili, Chaoyang District, Beijing 100028, People’s Republic of China.

	Number	%
Directors and Executive Officers:
Rubin Li(1)	20,484,930	15.6
Xin Jin(2)	27,039,680	20.5
Jinbo Yao(3)	13,202,980	10.0
William Hsu(4)	21,555,920	16.4
Yafei Wang(5)	3,518,770	2.7
Sean Shao	*	*
Cheung Kin Au-Yueng	—	—
Cheung Lun Julian Cheng(6)	14,624,000	11.1
Junfeng Gao	*	*
Wei Zhang	*	*
Qiang Deng	*	*
All directors and executive officers as a group	101,311,270	76.9

Principal Shareholders:
Golden Section Holding Corporation(7)	27,039,680	20.5
CDH Xueda Limited(8)	21,555,920	16.4
Goodor Corporation(9)	20,484,930	15.6
WP X Investments IV Ltd.(10)	14,624,000	11.1
Nihao China Corporation(11)	13,202,980	10.0

*                 Beneficially owns less than 1% of our outstanding ordinary shares.

(1)          Includes 20,484,930 ordinary shares owned by Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Li’s family trust.

(2)          Includes 27,039,680 ordinary shares owned by Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jin’s family trust.

(3)          Includes 13,202,980 ordinary shares owned by Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Yao’s family trust.

(4)          Includes 21,555,920 ordinary shares issued upon conversion at the time of our initial public offering of the same number of Series A1 preferred shares owned by CDH Xueda Limited. See note 9 below. Mr. William Hsu disclaims beneficial ownership of any of the shares held by CDH Xueda Limited except to the extent of his pecuniary interest therein.

(5)          Includes 3,518,770 ordinary shares issued upon conversion at the time of our initial public offering of the same number of Series A2 preferred shares owned by Happyall Ltd, a British Virgin Islands company 100% beneficially owned by Ms. Yafei Wang.

(6)          Includes 12,624,000 ordinary shares and 1,000,000 ADSs representing 2,000,000 ordinary shares held by WP X Investments IV Ltd. See note 10 below. Mr. Cheng disclaims beneficial ownership of any of the shares held by WP X Investments IV Ltd. except to the extent of his pecuniary interest therein.

(7)          Includes 27,039,680 ordinary shares owned by Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Xin Jin. The mailing address of Golden Section Holding Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(8)          Includes 21,555,920 ordinary shares issued upon conversion at the time of our initial public offering of the same number of Series A1 preferred shares owned by CDH Xueda Limited, a British Virgin Islands company 100% beneficially owned by CDH Venture Partners. CDH Venture GP I Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners, L.P. and has the power to direct CDH Venture Partners as to the voting and disposition of shares directly and indirectly held by CDH Venture Partners, L.P. Mr. Gongquan Wang is a director and a member of the investment committee of CDH Venture GP I Company Limited. Mr. William Hsu disclaims beneficial ownership of any of the shares held by CDH Xueda Limited except to the extent of his pecuniary interest therein. The mailing address of CDH Xueda Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(9)          Includes 20,484,930 ordinary shares owned by Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Rubin Li. The mailing address of Goodor Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(10)    Includes 12,624,000 ordinary shares and 1,000,000 ADSs representing 2,000,000 ordinary shares held by WP X Investments IV Ltd., a Cayman Islands company. Based on the Schedule 13D file with the Securities and Exchange Commission on November 12, 2010, WP X Investments IV Ltd., is a wholly owned subsidiary of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership and Warburg Pincus X Partners, L.P., a Delaware limited partnership, both of which are managed by Warburg Pincus LLC, a New York limited liability company. Warburg Pincus X, L.P., a Delaware limited partnership, is the sole general partner of each of Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. Warburg Pincus X LLC, a New York limited liability company, is the sole general partner of Warburg Pincus X, L.P. Warburg Pincus Partners, LLC, a New York limited liability company, is the sole member of Warburg Pincus X LLC. Warburg Pincus & Co., a New York general partnership, is the managing member of Warburg Pincus Partners, LLC. Each Messrs. Charles R. Kaye and Joseph P. Landy is a managing general partner of Warburg Pincus & Co. and co-president and managing member of Warburg Pincus LLC. The address of the principal business and principal office of WP X Investments IV Ltd. is c/o Warburg Pincus Asia Ltd, 8th Floor, Newton Tower, Sir William Newton Street, Port Louis, Mauritius. The address of the principal business and principal office of each of the other entities and persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

(11)    Includes 13,202,980 ordinary shares owned by Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jinbo Yao. The mailing address of Nihao China Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

As of April 23, 2012, other than the 24.1% of our ordinary shares underlying our ADSs which were held by Citibank, N.A. — Hong Kong, as the custodian on behalf of Citibank, N.A., the depositary, none of our ordinary shares were held in the United States. Our ADSs, representing 19,858,685 ordinary shares, or 14.9% of our total issued and outstanding ordinary shares, were held by two registered holders of record in the United States. Since these ADSs are held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or their country of residence.

None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.                                    Related Party Transactions

Contractual Arrangements relating to Certain Affiliated Entities

For a description of the contractual arrangements among our PRC subsidiary, Xuecheng Century, our VIE, Xueda Information and its shareholders, see “Item 4. Information on the Company — C. Organizational Structure.”

In 2008, we extended a personal loan, which was unsecured, free of interest and repayable on demand, in an amount of $203 thousand to Mr. Jinbo Yao, one of our directors and a beneficial owner of our ordinary shares. This loan was repaid in October 2010.

We use advertising services provided by 58.com, a PRC-incorporated Internet-based classified information provider in which Mr. Jinbo Yao is a major shareholder. In 2009, 2010 and 2011, we paid advertising service fee in amounts of $42 thousand, $565 thousand and $493 thousand, respectively, to 58.com. There was no unsettled balance as of December 31, 2009, 2010 or 2011. We may continue to use advertising services provided by 58.com in the future.

In 2009, Xueda Technology extended loans to its shareholders in a total amount of $567 thousand to increase the registered capital of Xueda Information pursuant to the contractual arrangement. These loans were free of interest and had no definite terms of repayment. The total amount of the loans was held by Mr. Xin Jin, our director, chief executive officer and a beneficial owner of our ordinary shares, on behalf of such shareholders. The amount of these loans was raised to $587 thousand in 2010. Upon the increase in Xueda Information’s registered capital in August 2010, these loans were settled as the cash advanced to Mr. Xin Jin had been invested in Xueda Information.

In the first half of 2010, we extended loans in a total amount of $41 thousand to Shanghai Chuan Xue Network Technology Co., Ltd., a company majority owned by Mr. Xin Jin. These loan are free of interest and have no definite terms of repayment. These loans were outstanding as of December 31, 2011 and will be repaid in full in 2012.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements.”

Stock Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Stock Based Compensation Plans.”

Shareholders of our VIE

All but one of the shareholders of our VIE are also beneficial owners of our shares. See “Item 4. Information on the Company — C. Organizational Structure.” We have not created any additional incentives, whether financial, contractual or otherwise, to encourage the shareholders of our VIE, in their capacity as such, to act in the best interest of our company.

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

Piggyback Registration Rights

Holders of registrable securities also have “piggyback” registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any ordinary shares, but excluding registration relating to any employee benefit plan or relating to a corporate reorganization. Registration pursuant to piggyback registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may request registration of their registrable securities pursuant to their piggyback registration rights. The underwriters of any underwritten offering have the right to limit the number of shares to be included in the applicable registration statement so long as they determine in good faith that marketing factors require such a limitation, provided that:

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

See “Item 18. Financial Statements.”

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiary. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Allocations to this statutory fund can only be used for specific purposes and are not transferable to the company’s shareholders in the form of loans, advances or dividends. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China — Restrictions under PRC law on our PRC subsidiary’s ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.”

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details.

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 2, 2010 under the symbol “XUE.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs as of April 23, 2012.

	Sale price
	High	Low
	(in $)
Annual highs and lows
2010	14.73	8.86
2011	11.57	2.41

Quarterly highs and lows
Fourth quarter 2010	14.73	8.86
First quarter 2011	11.43	8.00
Second quarter 2011	11.57	7.31
Third quarter 2011	9.12	2.55
Fourth quarter 2011	5.33	2.41
First quarter 2012	4.92	3.01

Monthly highs and lows
October 2011	3.55	2.41
November 2011	4.05	2.75
December 2011	5.33	3.44
January 2012	4.92	3.44
February 2012	4.73	3.50
March 2012	4.23	3.01
April 2012 (through April 23, 2012)	4.07	3.24

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 2, 2010 under the symbol “XUE.”

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

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our third amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-169971), initially filed with the Commission on October 15, 2010. Our shareholders adopted our third amended and restated memorandum and articles of association by unanimous resolutions on October 8, 2010.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.                                    Exchange Controls

See “Item 4.  Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange.”

E.                                      Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

If a liability arises, the normal profits tax rates applicable to corporations for the year of assessment of 2011/2012 is 16.5% and the normal profits tax rates applicable to individual for the year of assessment of 2011/2012 is 15%.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and we may gain substantial income by way of dividends from our PRC subsidiary. The EIT Law and the EIT Implementation Rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has an applicable tax treaty with China that provides for a different withholding arrangement.

Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Following Circular 82, on August 3, 2011, the SAT issued Administrative Measures on Income Taxes of Resident Enterprises Incorporated outside Mainland China and Are Controlled by Chinese Enterprises (Trial Implementation), or Resident Enterprise Administrative Measures, which was effective as of September 1, 2011.  This Resident Enterprise Administrative Measures provides clarification of resident status determination, post-determination administration, as well as competent tax authorities. However, Circular 82 and Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” for the company of our type. If the PRC authorities were to subsequently determine, or any future regulation provides, that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income, which will significantly increase our tax burden and could materially and adversely affect our financial condition and results of operations.

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

See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China —Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.”

United States Federal Income Taxation

The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

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

•                  a partnership or other pass-through entity for United States federal income tax purposes; or

•                  a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and final and proposed regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, but not our ordinary shares, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information — Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held our ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

Based on the nature of our business and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for 2011, although there can be no assurance in this regard. Moreover, as the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, all as discussed below, our U.S. counsel expresses no opinion with respect to our PFIC status.

In general, we will be a PFIC for any taxable year in which:

•                  at least 75% of our gross income is passive income, or

•                  at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. However, it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of the affiliated consolidated entities for United States federal income tax purposes, we would likely be treated as a PFIC.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. This particular risk may have been heightened due to the recent volatility in the price of our ADSs. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. In addition, under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury may require.

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

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs are “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not our ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or become a PFIC.

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

Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “— Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                    Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-169971), as amended. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we previously filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this website.

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. Recently, the People’s Bank of China has decided to proceed further with reform of the Renminbi exchange regime and to enhance the Renminbi exchange rate flexibility. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward. To the extent that we need to convert U.S. dollars we receive into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Considering the amount of our cash and cash equivalents as of December 31, 2011, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of $2.2 million or $2.1 million to our total cash and cash equivalents. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

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

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for any expenses related to the administration and maintenance of the facility in an amount of $1.2 million, after deduction of applicable US taxes, as of December 31, 2011.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 2, 2010 under the symbol “XUE”. We completed our initial public offering of 15,444,500 ADSs, each representing two ordinary shares, at $9.50 per ADS on November 5, 2010 after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The effective date of our registration statement on Form F-1 (File number: 333-169971) was November 1, 2010. Goldman Sachs (Asia) L.L.C. was the sole bookrunner and Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C. were the other underwriters for the initial public offering of our ADSs.

As of December 31, 2011, we had used $8.8 million of the proceeds of our initial public offering in repurchasing our ADSs under our announced share repurchase program. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2011. Based on such evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by paragraph (b) of Rules 13a-15 or 15d-15 were not effective due to the material weaknesses described in “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment identified the following control deficiency that constitutes a material weakness: insufficient accounting personnel with appropriate U.S. GAAP knowledge.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based on our assessment, and because of the material weakness described above, we have concluded that our internal control over financial reporting was not effective at December 31, 2011.

Remediation Plan

We have undertaken or are in the process of undertaking measures to address the material weakness identified above.  We will more actively recruit qualified individuals with experience with U.S. GAAP and SEC reporting to support and improve our financial reporting department.  We will continue to regularly attend live training seminars hosted by accredited third parties to stay current with U.S GAAP and SEC reporting requirements. We will continue to encourage more of our key financial reporting personnel to become U.S. certified public accountants (CPA); as of the date of this annual report, two of our key financial reporting personnel are in the process of applying for the Uniform CPA Examination. Additionally, we will provide quarterly financial reporting training for all accounting and financial reporting personnel.

Changes in Internal Control over Financial Reporting

There were no adverse changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In response to the material weakness described in “Management’s Report on Internal Controls over Financial Reporting” for the year ended December 31, 2011, we have taken and/or plan to take the following actions:

•      actively recruit qualified individuals with experience with U.S. GAAP and SEC reporting to support and improve our financial reporting department;

•      regularly attend live training seminars hosted by accredited third parties to stay current with U.S GAAP and SEC reporting requirements;

•      encourage more of our key financial reporting personnel to become U.S. certified public accountants (CPA); and

•      provide quarterly financial reporting training for all accounting and financial reporting personnel.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited our internal control over financial reporting as of December 31, 2011 and has issued an attestation report set forth below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Xueda Education Group

We have audited internal control over financial reporting of Xueda Education Group (the “ Company”), its subsidiaries, its variable interest entity (“VIE”) and its VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified and included in management’s assessment relates to insufficient accounting personnel with appropriate U.S. GAAP knowledge. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2011, of the Group and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011, of the Group and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 27, 2012

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Sean Shao qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. All of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our F-1 registration statement (File No. 333-169971), as amended, initially filed with the Commission on October 15, 2010. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2010	2011
	(in thousands of $)
Audit Fees(1)	1,298	1,490
Audit-related Fees(2)	114	84
Tax Fees	48	—
All Other Fees	—	251
Total	1,460	1,825

(1)          “Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)          “Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally limited reviews performed on our consolidated financial statements.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd., including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Period	Total Number of ADSs Repurchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Program(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
October 2011	1,144,730	$2.94	1,144,730	$26,634,494
November 2011	737,283	$3.18	737,283	$24,289,934
December 2011	723,071	$4.26	723,071	$21,209,652
January 2012	370,310	$3.92	370,310	$19,758,037
February 2012	238,293	$4.11	238,293	$18,778,653
March 2012	326,785	$3.37	326,785	$17,677,388
April 2012 (as of April 23, 2012)	55,790	$3.54	55,790	$17,479,891

(1)          Each of our ADSs represents two ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)          We announced a share repurchase program approved by our board of directors on September 27, 2011. Under the terms of the approved program, we may repurchase up to $30 million worth of our issued and outstanding ADSs. The repurchases have been, made from time to time on the open market at prevailing market prices and have been made subject to restrictions relating to volume, price and timing. This share repurchase plan was implemented over the course of seven months starting from October 2011, in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act. Our board of directors review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The share repurchase program may be suspended or discontinued at any time.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

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

ITEM 18.  FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2010 and 2011

•                  Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011

•                  Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2009, 2010 and 2011

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011

•                  Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS.

Exhibit Number	Description of Document
1.1*	Third Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1*	Registrant’s Form of Ordinary Share Certificate

2.2†	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary

2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.4*	Shareholders Agreement, dated as of August 28, 2009

4.1*	Form of Indemnification Agreement between the Registrant and its directors

4.2*	Form of Employment Agreement between the Registrant and its executive officers

4.3*

English translation of Amended and Restated Exclusive Technology Consulting and Management Service Agreement, dated as of July 28, 2010, between Xuecheng Century (Beijing) Information Technology Co., Ltd. and Beijing Xueda Information Technology Co., Ltd.

4.4*

English translation of Amended and Restated Pledge Agreement, dated as of December 31, 2010, between Xuecheng Century (Beijing) Information Technology Co., Ltd. and shareholders of Beijing Xueda Information Technology Co., Ltd.

4.5*

English translation of Amended and Restated Exclusive Purchase Right Contract, dated as of July 28, 2010, between Xuecheng Century (Beijing) Information Technology Co., Ltd. and shareholders of Beijing Xueda Information Technology Co., Ltd.

4.6*	English translations of form of powers of attorney executed by shareholders of Beijing Xueda Information Technology Co. Ltd. in favor of Xuecheng Century (Beijing) Information Technology Co., Ltd.

4.7*	Amended and Restated 2009 Equity Incentive Plan of the Registrant

4.8*	Subscription Agreement, dated as of October 20, 2010, between the Registrant and WP X Investments IV Ltd.

4.9*	Investor and Registration Rights Agreement, dated as of October 20, 2010, between the Registrant and WP X Investment IV Ltd.

4.10

English translation of Share Transfer Framework Agreement, dated March 30, 2012, among Xueda Information, shareholders of Beijing Weland International Education and Technology Corp. and the other parties thereto

8.1	List of Subsidiaries of the Registrant

11.1**	Code of Business Conduct and Ethics of the Registrant

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                                         Previously filed with the Registration Statement on Form F-1 (File No. 333-169971), initially filed on October 15, 2010 and incorporated herein by reference.

†                                          Previously filed with the Registration Statement on Form F-6 (File No. 333-169976), dated October 15, 2010 and incorporated herein by reference.

**                                  Previously filed with the annual report on Form 20-F (File No. 001-34914), dated May 23, 2011 and incorporated herein by reference.

***                           XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xueda Education Group

	By:	/s/ Xin Jin
		Name:	Xin Jin
		Title:	Chief Executive Officer and Director
Date: April 27, 2012

XUEDA EDUCATION GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
XUEDA EDUCATION GROUP

We have audited the accompanying consolidated balance sheets of Xueda Education Group (the “ Company”), its subsidiaries, its variable interest entity (“VIE”) and its VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2010 and 2011 and the related consolidated statements of operations, shareholders’ equity and comprehensive (loss) income, and cash flows for the years ended December 31, 2009, 2010 and 2011. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an adverse opinion on the Group’s internal control over financial reporting, because of a material weakness.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, the People’s Republic of China

April 27, 2012

XUEDA EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	December 31,
	2010	2011

Assets

Current assets:
Cash and cash equivalents	211,370	217,746
Short-term investments	21,212	7,944
Prepaid expenses and other current assets	8,398	18,645
Amounts due from related party	41	43
Deferred tax assets	1,889	3,618

Total current assets	242,910	247,996

Property and equipment, net	15,775	35,613
Deferred tax assets	659	1,008
Rental deposits	2,391	3,787
Goodwill	823	863
Other non-current assets	624	568

Total assets	263,182	289,835

Liabilities

Current liabilities:
Deferred revenue-current (including deferred revenue of the consolidated VIE without recourse to the Company of $61,161 and $79,095 as of December 31, 2010 and 2011, respectively)	61,161	79,095
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $10,184 and $17,482 as of December 31, 2010 and 2011, respectively)	11,815	19,753
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $2,120 and $4,047 as of December 31, 2010 and 2011, respectively)	2,120	4,047
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Company of $1,473 and $1,663 as of December 31, 2010 and 2011, respectively)	2,374	1,980
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2010 and 2011, respectively)	—	371

Total current liabilities	77,470	105,246

Deferred revenue-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Company of $25,020 and $22,309 as of December 31, 2010 and 2011, respectively)	25,020	22,309
Deferred income-noncurrent (including deferred tax liabilities of the consolidated VIE without recourse to the Company of $nil and $nil as of December 31, 2010 and 2011, respectively)	—	929

Total liabilities	102,490	128,484

XUEDA EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except for shares and per share data)

	December 31,
	2010	2011

Commitments (Note 17)

Equity
Ordinary shares (par value $0.0001 per share; 469,647,160 shares authorized; 138,328,640 and 139,679,890 shares issued; 138,328,640 and 133,505,836 shares outstanding as of December 31, 2010 and 2011, respectively)	14	14
Treasury shares, at cost	—	(8,846)
Additional paid-in capital	173,616	178,058
Subscription receivable	(155)	—
Statutory reserves	523	1,544
Accumulated deficits	(12,296)	(8,527)
Accumulated other comprehensive loss	(1,010)	(892)

Total Xueda Education Group shareholders’ equity	160,692	161,351

Total liabilities and equity	263,182	289,835

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Years ended December 31,
	2009	2010	2011

Net revenues	77,188	154,144	221,738
Cost of revenues (including share-based compensation expenses of $nil, $3 and $6 for 2009, 2010 and 2011, respectively)	(57,326)	(103,504)	(156,222)

Gross profit	19,862	50,640	65,516

Operating expenses:
General and administrative (including share-based compensation expenses of $nil, $1,895 and $4,092 for 2009, 2010 and 2011, respectively)	(9,912)	(23,790)	(36,425)
Selling and marketing (including share-based compensation expenses of $nil, $6 and $11 for 2009, 2010 and 2011, respectively)	(10,624)	(16,179)	(25,940)

Total operating expenses	(20,536)	(39,969)	(62,365)

Government subsidies	83	26	357
Other income	—	76	—

(Loss) income from operations	(591)	10,773	3,508
Interest income	220	510	3,766

(Loss) income before income tax expenses	(371)	11,283	7,274
Income tax expenses	(1,237)	(990)	(2,484)

Net (loss) income	(1,608)	10,293	4,790
Deemed dividend on Series A1 convertible redeemable preferred shares - accretion of redemption premium	(367)	(382)	—
Deemed dividend on Series A2 convertible redeemable preferred shares - accretion of redemption premium	(150)	(138)	—
Deemed dividend on Series A1 convertible redeemable preferred shares - beneficial conversion feature	(460)	—	—

Net (loss) income attributable to Xueda Education Group ordinary shareholders	(2,585)	9,773	4,790

Net (loss) income per ordinary share:
Net (loss) income attributable to Xueda Education Group ordinary shareholders
Basic	(0.04)	0.09	0.03
Diluted	(0.04)	0.09	0.03

Weighted average shares used in calculating net (loss) income per ordinary share
Basic	68,865,200	80,407,581	137,745,176
Diluted	68,865,200	82,776,366	142,268,913

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE (LOSS) INCOME

(In thousands of U.S. dollars, except for shares and per share data)

								Accumulated		Total
				Additional				other		comprehensive
	Ordinary		Treasury	paid-in	Subscription	Statutory	Accumulated	comprehensive	Total	(loss)/income
	Shares	Amount	stock	capital	receivable	reserve	deficits	loss	equity	for the year

Balance at January 1, 2009	66,670,000	7	—	274	—	—	(18,961)	(822)	(19,502)
Deemed dividend on Series A1 convertible redeemable preferred shares-accretion of redemption premium	—	—	—	—	—	—	(367)	—	(367)
Deemed dividend on Series A2 convertible redeemable preferred shares-accretion of redemption premium	—	—	—	—	—	—	(150)	—	(150)
Deemed dividend on Series A1 convertible redeemable preferred shares-beneficial conversion feature	—	—	—	460	—	—	(460)	—	—
Conversion of series A1 convertible redeemable preferred shares	3,126,920	—		356	—	—	—	—	356
Conversion of series A2 convertible redeemable preferred shares	1,373,080	—	—	156	—	—	—	—	156
Repurchase and cancellation of shares	(1,207,200)	—	—	—	—	—	—	—	—
Provision for statutory reserve	—	—		—	—	144	(144)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	(1)	(1)	(1)
Net loss	—	—	—	—	—	—	(1,608)	—	(1,608)	(1,608)

Balance at December 31, 2009	69,962,800	7	—	1,246	—	144	(21,690)	(823)	(21,116)	(1,609)

Deemed dividend on Series A1 convertible redeemable preferred shares-accretion of redemption premium	—	—	—	—	—	—	(382)	—	(382)
Deemed dividend on Series A2 convertible redeemable preferred shares-accretion of redemption premium	—	—	—	—	—	—	(138)	—	(138)
Provision for statutory reserve	—	—	—	—	—	379	(379)	—	—
Share-based compensation	—	—	—	1,904	—	—	—	—	1,904
Conversion of Series A1 and A2 preferred shares upon the completion of the initial public offering (“IPO”)	30,352,840	3	—	4,657	—	—	—	—	4,660
Issuance of ordinary shares upon the completion of IPO (net of issuance cost of $3,464)	30,889,000	3	—	132,986	(155)	—	—	—	132,834
Issuance of ordinary shares to Warburg Pincus (net of issuance cost of $nil)	7,124,000	1	—	32,823	—	—	—	—	32,824
Foreign currency translation adjustments	—	—	—	—	—	—	—	(187)	(187)	(187)
Net income	—	—	—	—	—	—	10,293	—	10,293	10,293

Balance at December 31, 2010	138,328,640	14	—	173,616	(155)	523	(12,296)	(1,010)	160,692	10,106

Repurchase of ordinary shares	(5,210,168)	—	(8,846)	—	—	—	—	—	(8,846)
Provision for statutory reserve	—		—		—	1,021	(1,021)	—	—
Share-based compensation	—	—	—	4,109	—	—	—	—	4,109
Nonvested shares vested	51,250	—	—	—	—	—	—	—	—
Option exercised	336,114	—	—	333	—	—	—		333
Payment of subscription receivable	—	—	—	—	155	—	—	—	155
Foreign currency translation adjustments	—	—	—	—	—	—	—	118	118	118
Net income	—	—	—	—	—	—	4,790	—	4,790	4,790

Balance at December 31, 2011	133,505,836	14	(8,846)	178,058	—	1,544	(8,527)	(892)	161,351	4,908

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31,
	2009	2010	2011

Cash flows from operating activities:
Net (loss) income	(1,608)	10,293	4,790
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,087	3,551	8,109
Loss on disposal of property, plant and equipment	6	24	425
Share-based compensation expense	—	1,904	4,109
Deferred income taxes	(83)	(2,404)	(2,078)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(1,128)	(2,524)	(8,850)
Amounts due from related parties	(568)	749	—
Rental deposits	(158)	(1,051)	(1,246)
Other non-current assets	9	(548)	84
Deferred revenue	26,001	25,846	10,742
Accrued expenses and other current liabilities	2,138	4,432	6,234
Income tax payable	576	1,405	1,776
Other taxes payable	475	1,290	(497)
Deferred income	—	—	1,300

Net cash provided by operating activities	26,747	42,967	24,898

Cash flows from investing activities:
Purchase of short-term investments	(9,516)	(20,850)	(31,175)
Proceeds from maturity of short-term investments	8,886	742	45,026
Loan to third party	—	—	(30,542)
Proceeds from maturity of loan to third party	—	—	31,375
Purchase of property and equipment	(2,257)	(15,419)	(26,331)
Proceeds from disposal of property and equipment	6	6	12
Net cash acquired on acquisition of business with deferred consideration	129	—	—

Net cash used in investing activities	(2,752)	(35,521)	(11,635)

Cash flows from financing activities:
Repurchase of ordinary shares	—	—	(8,846)
Payment of issuance cost in connection with initial public offering (“IPO”)	—	(2,732)	(733)
Payment received for shares subscribed during IPO	—	—	155
Proceeds from exercise of options	—	—	265
Proceeds from IPO	—	136,299	—
Proceeds from issuance of ordinary shares to Warburg Pincus	—	32,824	—
Proceeds from issuance of Series A1 convertible preferred shares	500	—	—
Payment of deferred consideration for acquisition of Taiyuan Xueda	—	(235)	—

Net cash provided by (used in) financing activities	500	166,156	(9,159)

Effect of exchange rate changes	11	1,332	2,272
Net increase in cash and cash equivalents	24,506	174,934	6,376
Cash and cash equivalents, beginning of year	11,930	36,436	211,370

Cash and cash equivalents, end of year	36,436	211,370	217,746

Supplemental disclosure of cash flow information
Income taxes paid	409	1,975	2,635
Major non-cash investing activity:
Accounts payable for property and equipment	152	1,103	2,871

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

Xueda Education Group (the “Company”) was incorporated under the laws of the Cayman Islands on April 24, 2009. The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Group”) are primarily engaged in providing private personalized tutoring services for primary and secondary school students in the People’s Republic of China (“PRC”).

As of December 31, 2011, details of the Company’s subsidiaries and VIE and VIE’s significant subsidiaries were as follows:

		Place of
	Incorporation	establishment/
Name	or acquisition date	incorporation	Legal ownership

Subsidiaries:
Xuecheng Century (Beijing) Information Technology Co., Ltd.	Aug 17, 2009	PRC	100%
China Xueda Corporation Limited	May 13, 2009	Hong Kong	100%
Beijing Xueda Education & Training Consulting Co., Ltd.	Oct 31, 2011	PRC	100%

VIE:
Beijing Xueda Information Technology Co., Ltd.	Jul 13, 2009	PRC	0	%*

VIE’s subsidiaries:
Beijing Xuecheng Shidai Information Technology Co., Ltd.	Oct 28, 2009	PRC	0	%*
Changchun Xueda Education & Training School(1)	Jun 11, 2010	PRC	0	%*
Changsha Xuezhi Information Technology Co., Ltd.	Nov 3, 2009	PRC	0	%*
Chengdu Xueda Information Technology Co., Ltd.	Nov 30, 2009	PRC	0	%*
Dalian Shahekou Xueda Education & Training School(1)	Mar 5, 2010	PRC	0	%*
Guangzhou Xueda Educational Technology Co., Ltd.	Nov 24, 2009	PRC	0	%*
Hangzhou Xueda Education Consulting Co., Ltd.	Mar 9, 2010	PRC	0	%*
Hefei Xueda Information Technology Co., Ltd.	Oct 12, 2009	PRC	0	%*
Jinan Xueda Education& Training School(1)	Dec 17, 2009	PRC	0	%*
Nanjing Xueda Education& Training School(1)	Sep 30, 2010	PRC	0	%*
Qingdao Xueda Pre-exam Tutoring School(1)	May 18, 2009	PRC	0	%*
Shaanxi Xueda Information Technology Co., Ltd.	Oct 29, 2009	PRC	0	%*
Shanghai Jinshan District Xueda
Education School of Continuing Studies(1)	Nov 1, 2010	PRC	0	%*
Shanghai Xueda Information Technology Co., Ltd.	Oct 20, 2009	PRC	0	%*
Shenyang Xueda Education& Training School(1)	Aug 10, 2010	PRC	0	%*
Shenzhen Xueda Information Technology Co., Ltd.	Nov 25, 2009	PRC	0	%*
Suzhou Xuecheng Information Technology Co., Ltd.	Sep 28, 2009	PRC	0	%*
Taiyuan Xueda Education& Training School(1)	Dec 8, 2008	PRC	0	%*
Tianjin Xueda Educational Information Consulting Co., Ltd.	Oct 26, 2009	PRC	0	%*
Xi’an Yanta Xueda Education & Training School(1)	Feb 24, 2011	PRC	0	%*

*                                         These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

(1)                                 These private schools are established and controlled by Beijing Xueda Information Technology Co., Ltd. or its subsidiaries. Under PRC laws and regulations, entities who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders”. The economic substance of “sponsorship” in respect of private schools is substantially similar to that of ownership with respect to legal, regulatory and tax matters.

History of the Group and corporate reorganization

The Group’s history began with the commencement of operation of Xueda Education Technology (Beijing) Co., Ltd. (“Xueda Technology”), a limited liability company incorporated by a group of individuals in the PRC in September 2001 to provide private personalized tutoring services for primary and secondary school students.

In March 2008, CDH Xueda Education Limited (“CDH Xueda Education”) and Beijing Century Hui Ce Investment Consultancy Co., Ltd (“Century Hui Ce”), a company owned by three individual investors, subscribed for convertible redeemable preferred share interests in Xueda Technology, which represented 23.16% and 10.17%, respectively, of the total equity interest on an as converted basis, with cash of $2,269 and $996, respectively.

The equity interest structure of Xueda Technology had been as follows since the incorporation of Xueda Technology till CDH Xueda Education and Century Hui Ce becoming investors:

Percentage
Beneficial owners	of ownership
%

Rubin Li	33.00
Xin Jin	38.00
Jinbo Yao	22.00
Changyong Zhu	4.00
Qiang Deng	3.00

Total	100.00

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

History of the Group and corporate reorganization - continued

Upon the investments of CDH Xueda Education and Century Hui Ce, the equity interest structure of Xueda Technology was as follows:

	Percentage	Percentage
	of ownership	of ownership
	in ordinary	on an as
Beneficial owners	share interest	converted basis
	%	%

Rubin Li	33.00	22.00
Xin Jin	38.00	25.33
Jinbo Yao	22.00	14.67
Changyong Zhu	4.00	2.67
Qiang Deng	3.00	2.00
Century Hui Ce	—	10.17
CDH Xueda Education	—	23.16

Total	100.00	100.00

On April 24, 2009, Xueda Education Group (the “Company”) was incorporated in the Cayman Islands to be the holding company of the Group. The individual ordinary shareholders subscribed for 100% of the ordinary shares of the Company issued and outstanding, and CDH Xueda Education and Century Hui Ce subscribed for convertible redeemable preferred shares, all in the same proportions as they held in Xueda Technology.

The equity structure of the Company was therefore identical with that of Xueda Technology upon the incorporation of the Company and was as follows:

	Percentage	Percentage
	of ownership	of ownership
	in ordinary	on an as
Beneficial owners	share interest	converted basis
	%	%

Rubin Li	33.00	22.00
Xin Jin	38.00	25.33
Jinbo Yao	22.00	14.67
Changyong Zhu	4.00	2.67
Qiang Deng	3.00	2.00
Century Hui Ce	—	10.17
CDH Xueda Education	—	23.16

Total	100.00	100.00

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

History of the Group and corporate reorganization - continued

The Company subsequently incorporated two wholly owned holding subsidiaries, China Xueda Corporation Limited (“Xueda HK”) in Hong Kong, and Xuecheng Century (Beijing) Information Technology Co., Ltd. (“Xuecheng Century”) in the PRC.

In July 2009, Beijing Xueda Information Technology Co., Ltd. (“Xueda Information”) was established to carry on the business of Xueda Technology. In August 2009, the Company, through Xuecheng Century, entered into a series of contractual agreements with Xueda Information whereby Xueda Information became a consolidated variable interest entity (“VIE”) of the Company. (See below for a description of the VIE arrangements under which the Company, or its subsidiary, is the primary beneficiary of its consolidated VIE.) From November 2009 to June 2010, all business, assets and liabilities held by Xueda Technology were transferred to Xueda Information.

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

The VIE arrangements

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from holding equity interest in PRC education companies. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, Xuecheng Century, the Company’s wholly owned subsidiary in the PRC, as a foreign invested company, may be deemed to be ineligible to engage in education business in the PRC.

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

•                                          Agreements that transfer economic benefits to Xuecheng Century

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Exclusive technology consulting and management service agreement

Pursuant to the exclusive consulting and management service agreement between Xueda Information and Xuecheng Century, Xuecheng Century has the exclusive right to provide to Xueda Information consulting services, technical support and training services, including industry and customer research, employee training, IT system maintenance and support, website and network construction and maintenance, and other services. Xuecheng Century is entitled to charge Xueda Information an annual service fee and adjust the service fee rate from time to time according to the amount of services it has provided to Xueda Information. The annual service fee amounts to substantially all of the net income of Xueda Information before the service fee. The terms of the exclusive consulting and management service agreement are 10 years and can be automatically extended for an additional 10 years at Xuecheng Century’s discretion.  In no situation will Xueda Information have the unilateral right to terminate such agreement.

Exclusive purchase right agreement on the equity interest of Xueda Information

Pursuant to the purchase option agreement, Xuecheng Century has the unconditional right to purchase from the nominee shareholders the equity interest in Xueda Information at the lowest amount of consideration permitted by the PRC law when and to the extent that applicable PRC law permits Xuecheng Century to own all or part of such equity interest in Xueda Information.  This agreement is terminated upon the lawful transfer of all equity interests in Xueda Information to Xuecheng Century.

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

The Articles of Incorporation of Xueda Information states that the major rights of the shareholders include the power to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Xuecheng Century has the ability to exercise effective control over Xueda Information through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of Xueda Information is the same as that of Xuecheng Century. The power of

XUEDA EDUCATION GROUP

attorneys will remain effective for as long as the nominee shareholders are shareholders of Xueda Information.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Pledge agreement

Pursuant to the equity pledge agreement between Xuecheng Century and the shareholders of Xueda Information, the shareholders of Xueda Information pledged all of their equity interests in Xueda Information to Xuecheng Century to guarantee Xueda Information’s performance of its obligations under the exclusive technology consulting and service agreement. If Xueda Information breaches its contractual obligations under that agreement, Xuecheng Century, as the pledge, will be entitled to certain rights, including the right to sell the pledged equity interests.  The shareholders of Xueda Information agree that, without prior written consent of Xuecheng Century, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Xuecheng Century’s interest. During the term of the equity pledge agreement, Xuecheng Century is entitled to receive all the dividends paid on the pledged equity interests. The pledge agreement has a term of 10 years, and will effective for as long as the exclusive technology consulting and management services agreement are effective.

As a result of these contractual arrangements, Xuecheng Century is the primary beneficiary of Xueda Information, which obtained the business, assets and liabilities from Xueda Technology, and accordingly, the Company has consolidated the financial results of Xueda Technology, Xueda Information and its subsidiaries in the consolidated financial statements for all the periods presented.

In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendment effectively replaces the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. The new guidance also requires additional disclosures about a reporting entity’s involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

The new guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. The Company adopted the new guidance effective from January 1, 2010. Because the Company, through its subsidiary, has (1) the power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive benefits from the VIE. The Company continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, had no accounting impact.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure

The Company’s ability to control the VIE also depends on the power of attorney the Xuecheng Century has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and

•                  revoke the business and operating licenses of our PRC subsidiaries or consolidated affiliated entities;

•                  restrict the rights to collect revenues from any of our PRC subsidiaries;

•                  discontinue or restrict the operations of any related-party transactions among our PRC subsidiaries or consolidated affiliated entities;

•                  require our PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;

•                  take other regulatory or enforcement actions, including levying fines that could be harmful to our business; or

•                  impose additional conditions or requirements with which we may not be able to comply.

The imposition of any of these penalties may result in a material adverse effect on the Company’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE and their subsidiaries or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

The Group’s tutoring business has been directly operated by (and as a result all of the Group’s revenues have been generated from) the VIE and its subsidiaries. The financial information of the Company’s VIE and VIE’s subsidiaries as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 is as follows:

	As of December 31,
	2010	2011

Cash and cash equivalents	38,695	50,346
Prepaid expense and other current assets	6,834	15,489
Total current assets	68,671	77,336
Total assets	87,925	113,157
Deferred revenue	86,181	101,404
Total current liabilities	75,124	105,624
Total liabilities	100,144	127,933
Total equity	(12,219)	(14,776)

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

	For the year ended December 31,
	2009	2010	2011

Net revenues	77,188	155,019	223,379
Net (loss) income	(1,592)	3,550	(2,056)
Net cash provided by operating activities	26,763	35,510	17,355
Net cash used in investing activities	(2,752)	(34,374)	(7,095)
Net cash provided by financing activities	—	353	—
Effects of exchange rate changes	11	1,254	1,391

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits or liquid investments that are placed with banks and other financial institutions and are unrestricted as to withdrawal or use, or have remaining maturities of three months or less.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Short-term investments

Short-term investments consist of term deposits and held-to-maturity securities. Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year. Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the security to maturity, and are recorded at amortized cost.

The Group reviews its short-term investments for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the issuers.

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

Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

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

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

Financial instruments include cash and cash equivalents, short-term investments, and amounts due from and due to related parties. The carrying values of cash and cash equivalents, short-term investments, and amounts due from and to related parties approximate their fair values due to their short-term maturities.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and the accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, valuation allowance for deferred tax assets, share-based compensation, and fair value of ordinary shares. Actual results could differ from those estimates.

Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization.  Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Building	20~40 years
Furniture, fixtures and equipment	3 years
Motor vehicles	5 years
Leasehold improvements	Shorter of useful life of the assets or the lease term

Goodwill

Goodwill is not amortized but is evaluated at least annually for impairment following a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenues are recognized when earned and are reported net of business taxes.

The primary sources of the Group’s revenues are as follows:

(a)                                  Registration fees

The Group charges each new student a non-refundable registration fee ranging from $47.67 (RMB300) to $79.44 (RMB500) for diagnosis and designing a personalized tutoring plan for the student. The nonrefundable registration fee is amortized over the estimated average customer relationship life. The average customer relationship life is estimated based on the Group’s historical data and the estimate is subject to annual assessment or when an event or other changes indicate the estimate is no longer reasonable.

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

The Group’s PRC subsidiary, VIE and VIE’s subsidiaries are subject to business tax including business tax and other related surcharges at a rate of 3.3% or 5.5% of total revenues generated from its private personalized tutoring service. Business tax is reported as a deduction to revenues when incurred. Business tax amounted to $4,431, $8,429 and $11,723 for the years ended December 31, 2009, 2010 and 2011, respectively.

Advertising costs

Advertising costs are expensed as incurred. The Group incurred advertising costs totaling $8,263, $10,971 and $21,471 for the years ended December 31, 2009, 2010 and 2011, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Capitalization of software developed for internal use

The Group has capitalized certain costs of software developed for internal use in accordance with the accounting guidance under US GAAP in amounts of $nil, $167 and $674 for the years ended December 31, 2009, 2010 and 2011, respectively and are included in property and equipment.  These costs mainly include payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-used software projects during the application development stage, commencing from the completion of preliminary project stage. The Group starts to amortize the capitalized development costs when the related computer software is completed and put into its intended use. The estimated useful life of software development costs is determined to be three years. The amortization expense for capitalized software amounted to $nil, $nil and $85 for the years ended December 31, 2009, 2010 and 2011, respectively.

Lease accounting

The Group evaluates each lease for classification as either a capital lease or an operating lease. If substantially all of the benefits and risks of ownership have been transferred to the lessee, the Group records the lease as a capital lease at its inception. The Group performs this evaluation at the inception of the lease and when a modification is made to a lease. If an operating lease agreement calls for a scheduled rent increase during the lease term, the Group recognizes the lease expense on a straight-line basis over the lease term. The term of the Group’s leases typically ranges from one to five years and some of them are subject to renewal at fair market value.

Government Subsidies

The Company receives government subsidies from the local government authorities for encouraging local area development and technology development. Government subsidy income is recognized upon receipt as there were no specific expenses required to be incurred by the Company to obtain the subsidiaries.

Foreign currency translation

The functional and reporting currency of the Company and Xueda HK is US dollar. The functional currency of the Company’s subsidiary, VIE and VIE’s subsidiaries in the PRC is Renminbi (“RMB”).

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of shareholders’ equity and comprehensive income.

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

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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

XUEDA EDUCATION GROUP

Comprehensive income (loss)

Comprehensive income (loss) includes net income and foreign currency translation adjustments.  Comprehensive income (loss) is reported as a component of the consolidated statements of shareholders’ equity and comprehensive income.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net income (loss) per share

The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis.  Accordingly, the Group used the two-class method of computing net income (loss) per share, for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares was allocated on a pro rata basis to the holders of ordinary and preferred shares to the extent that each class may share income for the period; whereas undistributed net loss was allocated to ordinary shares because preferred shares were not contractually obligated to share the loss.

Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of stock options is computed using treasury stock method. The dilutive effect of convertible redeemable preferred shares is computed using as-if converted method.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of $145,337 and $216,342, which were denominated in RMB, at December 31, 2010 and 2011, respectively, representing 68.8% and 99.4% of the cash and cash equivalents balances as of December 31, 2010 and 2011, respectively. The Group’s short-term investments of $21,212 and $7,944 as of December 31, 2010 and 2011, respectively, were also denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. The Group’s cash and cash equivalents and short-term investments denominated in RMB, which represent substantially all of the Group’s cash and cash equivalents and short-term investments, are held by financial institutions located within the PRC.  Financial institutions in the PRC do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

3.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                                          Highest-and-best-use and valuation-premise concepts for nonfinancial assets - the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                                          Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk - the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met.  When the criteria are met, an entity can measure the fair value of the net risk position.

•                                          Premiums or discounts in fair value measure - the guidance states that “premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity…) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.”

•                                          Fair value of an instrument classified in a reporting entity’s shareholders’ equity - the guidance prescribes a model for measuring the fair value of an instrument classified in shareholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                                          Disclosures about fair value measurements - the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

•                                          For fair value measurements categorized in level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

•                                          The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is effective for interim and annual periods beginning after December 15, 2011.  Early adoption is not permitted. The guidance should be applied prospectively. The Company will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its financial condition or results of operations.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

3.                                      RECENTLY ISSUED ACCOUNTING STANDARDS - continued

In June 2011, the FASB issued an authoritative pronouncement to allow an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. These amendments do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the amendments are effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement, deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income in accounting standards update. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. The Company does not expect the adoption of these pronouncements will have a significant impact on financial condition or results of operations.

In September 2011, the FASB has issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities test goodwill for impairment. The pronouncement permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company will adopt this pronouncement effective January 1, 2012, which will not have a significant impact on its financial condition or results of operations.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

4.                                      ACQUISITION

In January 2009, Xueda Technology acquired Taiyuan Xueda Education Company (“Taiyuan Xueda”) with a cash consideration of $440 (RMB3 million). $205 was paid in 2009 and the remaining was paid in 2010. There was no further payment contingency. This transaction was considered an acquisition of business and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at fair value at the date of acquisition, resulting in a goodwill balance of $796. The combination of Taiyuan Xueda’s operations with the Group has strengthened the Group’s nationwide learning center network and overall position in the PRC.

The acquisition consideration of $440 was allocated as follows as of the acquisition date:

Cash	$334
Other receivable	513
Property and equity, net	9
Deferred revenue and other liabilities assumed	(1,212)
Goodwill	796
Total	$440

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

5.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	December 31,
	2010	2011

Prepaid rental expenses	3,213	5,864
Prepaid advertisement expenses	469	928
Prepayment for property and equipment	1,129	2,019
Staff advances and others	740	723
Other receivable (i)	1,712	6,323
Business tax prepaid	379	—
Short-term deposits (ii)	536	828
Interest receivable	220	806
Advanced to third party for stock repurchase (iii)	—	1,154
	8,398	18,645

(i)                                     Other receivable consists of cash that had been received from students but held by the electronic payment processors. The funds are transferred to the Group within two weeks after payments are received by electronic payment processors. The balance as of December 31, 2011was fully received by the Group in January 2012.

(ii)                                  Short-term deposits consist of deposits paid for property management, office equipment and other miscellaneous purposes relating to leased offices.

(iii)                               Advanced to third party for stock repurchase is the cash disbursed to an independent investment bank for the future repurchases of the Company’s outstanding ADSs, which is refundable at the discretion of the Company.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

6.                                      PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2010	2011

Buildings	1,530	4,782
Furniture, fixtures and equipment	6,888	15,922
Motor vehicles	1,218	1,571
Leasehold improvements	11,682	26,270
Less: accumulated depreciation and amortization	(5,543)	(12,932)
	15,775	35,613

Depreciation and amortization expenses for the years ended December 31, 2009, 2010 and 2011 were $1,087, $3,551 and $8,109, respectively.

7.                                      GOODWILL

The Group has only one reporting unit which has goodwill and the changes in the carrying amount of goodwill for the years ended December 31, 2009, 2010 and 2011 were as follows:

	Year ended December 31,
	2010	2011

Gross amount:
Beginning balance	796	823
Exchange differences	27	40
Ending balance	823	863

Accumulated impairment loss:
Beginning balance	—	—
Ending balance	—	—
Goodwill, net	823	863

The Group performs its annual goodwill impairment tests on December 31 of each year. No impairment charges were recognized for the years ended December 31, 2009, 2010 and 2011.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

8.                                      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2010	2011

Accrued rental expenses	564	1,737
Accrued employee payroll and welfare benefits	8,368	13,259
Accrued advertisement expenses	182	344
Payable for property and equipment	1,103	2,871
Accrued professional service fee	961	472
Accrued other service fee (i)	284	222
Other	353	848
	11,815	19,753

(i)                                     Accrued other service fee is the service fee accrued for the electronic payment processors.

9.                                      OTHER TAXES PAYABLE

Other taxes payable consisted of the following:

	December 31,
	2010	2011

Business taxes and other tax payable	1,990	1,460
Individual income taxes payable	384	520
	2,374	1,980

The Group is subject to business taxes and surcharges at a rate of 3.3% or 5.5%, which are applied to service revenues generated from tutoring program. The Group is also required to withhold PRC individual income taxes on employees’ payroll for remittance to tax authorities.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

10.                               INCOME TAXES

The current and deferred components of income tax expense (benefit) were as follows:

	Year ended December 31,
	2009	2010	2011

Current	1,320	3,455	4,562

Deferred	(83)	(2,465)	(2,078)

Total income taxes	1,237	990	2,484

The Company is a tax-exempt entity incorporated in the Cayman Islands.

Xueda HK located in Hong Kong and applies an income tax rate of 16.5% for Hong Kong onshore revenue.

Xuecheng Century, Xueda Information and its subsidiaries, which were incorporated in the PRC (“PRC subsidiaries”), are subject to PRC Enterprise Income Tax (EIT), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

Xuecheng Century was certified as a “software enterprise” and was exempt from income taxes in 2010 and 2011, followed by a 12.5% of income tax rate for 2012, 2013, and 2014.

Xueda Information and its subsidiaries are subject to the statutory rate of 25% for 2010 and 2011.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

10.                               INCOME TAXES - continued

The principal components of deferred income taxes were as follows:

	Year ended December 31,
	2010	2011

Current deferred tax assets
Deferred income-current	—	111
Accrued expenses	1,975	3,669
Less: Valuation allowance	(86)	(162)

Net current deferred tax assets	1,889	3,618

Non-current deferred tax assets
Deferred income-noncurrent	—	279
Net operating loss carry forwards	1,030	2,692
Less: valuation allowance	(371)	(1,963)

Net non-current deferred tax assets	659	1,008

The net operating loss carry forwards for Xueda Information and its subsidiaries was $10,768 as of December 31, 2011 and will expire on various dates through 2016. The valuation allowances as of December 31, 2010 and 2011 were primarily related to net operating losses generated by certain subsidiaries of Xueda Information. The related deferred tax assets were not considered realizable in future years because the business held by these subsidiaries were transferred to private schools and they are not expected to generate taxable PRC statutory income.

The tax basis of the investment of Xuecheng Century in Xueda Information has been greater than the carrying value of this investment. Under US GAAP, a deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

10.                               INCOME TAXES - continued

Reconciliation between total income tax expense and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Year ended December 31,
	2009	2010	2011

Expected income tax expense at PRC EIT statutory rate of 25%	(98)	2,821	1,819
Effect of preferential tax rate and tax holiday	(60)	(2,608)	(760)
Effect on tax rates in different tax jurisdiction	(4)	(122)	121
Tax effect of income that is not taxable	—	—	(1,173)
Tax effect of expenses that are not deductible in determining taxable profit	525	161	809
Changes in valuation allowance	874	738	1,668

Total income tax expense	1,237	990	2,484

Expenses not deductible for tax purposes include entertainment expenses, welfare and education expenses that are not deductible in computation net income before income taxes.

If the tax holidays granted to Xuecheng Century and Xueda Technology were not available, income tax provision and earnings per share amounts would be as follows:

	Years ended December 31,
	2009	2010	2011

Increase in income tax expense	60	2,608	760
Reduction in net income per share-basic	0.00	0.03	0.01
Reduction in net income per share-diluted	0.00	0.03	0.01

In accordance with relevant PRC tax administration law, tax years from 2006 to 2011 of the Group’s PRC entities remain subject to tax audits as of December 31, 2011, at the tax authority’s discretion.

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2011.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

10.                               INCOME TAXES - continued

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties occurs within the PRC. On April 22, 2009, the State Administration of Taxation (the “SAT”) issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China.  In addition, on August 3, 2011, the SAT issued a bulletin to made clarification in the areas of resident status determination, post-determination administration, as well as competent tax authorities. The Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. However, if the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

If the Company were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that is subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which our Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

Aggregate undistributed earnings of the Company’s subsidiary located in the PRC that is available for distribution to the Company of approximately $12,009 at December 31, 2011 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

11.                               GOVERNMENT SUBSIDIES

In 2009, 2010 and 2011, certain Xueda Information’s subsidiaries received $83, $26 and $202 of government subsidies for the years ended December 31, 2009, 2010 and 2011, respectively, from a district authority in Shanghai to encourage its business development in that district. In 2011, Xueda Information received $155 of government subsidies from Zhongguancun management committee as a reward for the successful IPO on NYSE in 2010. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject the Group to any additional governmental regulations or future obligations. Government subsidy income is recognized upon receipt.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

12.                               ORDINARY SHARES

Upon incorporation of the Company in April 2009, the individual ordinary shareholders of Xueda Technology subscribed for 66,670,000 ordinary shares of the Company, which represented the identical equity interests held by them in Xueda Technology. The Company’s share capital was reflected in the calculation of weighted average number of shares as if those shares had been in issuance for all periods presented.

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

In May 2009, as approved by the board of directors and shareholders of the Company, the 1,207,200 shares owned by Yao Jinbo, an individual ordinary shareholder, were repurchased with $nil consideration. The repurchased shares were cancelled immediately in May 2009.

Upon the completion of the Company’s IPO in November 2010, 19,006,500 American Depositary Shares (representing 38,013,000 Ordinary Shares) were issued. At the same time, 21,555,920 Series A1 Preferred Shares and 8,796,920 Series A2 convertible redeemable preferred Shares were automatically converted into 30,352,840 ordinary shares.

As of December 31, 2011, the Company transferred 1,300,000 ordinary shares to its depositary bank for future exercise of share options. Out of these 1,300,000, 336,114 shares had been issued to the employees upon exercise of their share options. 963,886 shares remain available for future issuances, which were not considered as outstanding shares as of December 31, 2011, and were excluded from the computation of earnings per share.

In September 2011, the board of directors approved a shares repurchase program to repurchase up to $30,000 of its outstanding ADSs (“ADSs” refers to the Company’s American depositary shares, each of which represents two ordinary shares). The Company engaged an independent investment bank to act as broker-dealer in connection with such repurchases. As of December 31, 2011, 2.6 million ADSs, representing 5,210,168 ordinary shares, were repurchased from existing shareholders at an average price of $3.40 per ADS. The repurchased shares were accounted for as treasury stock and recorded at an aggregate cost of $8,846.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

13.                               NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share for the periods indicated:

	For the years December 31,
	2009	2010	2011

Net (loss) income-basic (numerator):
Net (loss) income allocated to Xueda Education Group shareholders	(2,585)	9,773	4,790
Net (loss) income allocated to Series A1 preferred shareholders	—	1,678	—
Net (loss) income allocated to Series A2 preferred shareholders	—	685	—

Net (loss) income allocated ordinary shareholders	(2,585)	7,410	4,790

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net (loss) income per share-basic	68,865,200	80,407,581	137,745,176
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options and nonvested shares using the treasury stock method	—	2,368,785	4,523,737

Weighted average ordinary shares outstanding used in computing diluted net (loss) income per share-diluted	68,865,200	82,776,366	142,268,913

Net (loss) income per ordinary share-basic	(0.04)	0.09	0.03
Net (loss) income per ordinary share-diluted	(0.04)	0.09	0.03

The ordinary shares and convertible redeemable preferred shares subscribed prior to August 2009 were not issued until August 2009. The calculation of the weighted average number of shares for the purpose of basic net loss per share has reflected the effect of the issuance of shares as if the corresponding number of shares were issued in relevant periods.

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

The Group had the Series A1 and A2 convertible redeemable preferred shares outstanding which could potentially dilute basic net income per share. For the period ended December 31, 2009, 21,555,920 of Series A1 and 8,796,920 Series A2 shares were excluded from the computation of diluted net loss per share because its effect would be anti-dilutive.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

In December 2010, the Company revised the Stock Incentive plan. According to Amended and Restated 2009 Equity Incentive Plan, the share limit shall initially be 11,146,151 and shall automatically increase on January 1 of each calendar year during the term of this plan, commencing with January 1, 2011, by an amount equal to the lesser of (i) 1% of the total number of shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares as may be established by the Board of Directors or the Compensation Committee. Moreover, the option price per share shall be determined by the Compensation Committee, but shall not be less than, (i) with respect to Options granted to individuals subject to taxation in the United States, 100% of the fair market value of a share, and (ii) with respect to all other Options, 85% of the fair market value of a share, in each case, on the date an option is granted. The share limit was increased by 1,383,286 automatically and 234,972 shares were available for future grant as of December 31, 2011.

Stock options

On March 16, 2010, the Company granted a total of 10,320,097 share options to employees at an exercise price of $0.99 per share. 25% of the share options granted vest on each of the first four anniversaries of the grant date.

On September 20, 2010, 3,343,845 share options with an exercise price of $0.99 per share granted to an officer of the Company on March 16, 2010 were replaced with the same number of share options with an exercise price of $1.89 per share; all other terms of the share options remain the same. This modification did not result in incremental share-based compensation expense as the fair value of the modified award measured immediately after the modification was less than the fair value of the original award measured immediately before the modification. The unrecognized compensation expenses of $3,612 relating to the original award as of the modification date are recognized over the remaining vesting period.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

14.                               SHARE-BASED COMPENSATION - continued

Stock options - continued

A summary of the share option activities is as follows:

	Outstanding options
		Weighted	Weighted
		average	average
	Number of	exercise	grant-date
	options	price	fair value

Options outstanding at January 1, 2010	—	$—	$—
Granted	13,663,942	$1.21	$1.24
Cancelled	(3,343,845)	$0.99	$1.24
Forfeited	(11,035)	$0.99	$1.24
Options outstanding at December 31, 2010	10,309,062	$1.28	$1.24
Granted	—	$—	$—
Exercised	(336,114)	$0.99	$1.24
Forfeited	(422,296)	$0.99	$1.24
Options outstanding at December 31, 2011	9,550,652	$1.31	$1.24

The total intrinsic value of options exercised during the year ended December 31, 2010 and 2011 were $nil and $1,080, respectively. The total fair value of shares vested during the year ended December 31, 2010 and 2011 were $nil and $3,191, respectively.

The following table summarizes information with respect to stock options outstanding and stock options exercisable as of December 31, 2011:

	Number	Weighted	Weighted	Weighted
	of	average remaining	average	average
	shares	contractual life	exercise price	intrinsic value
		years	$	$

Option outstanding	9,550,652	8.21	1.31	0.49
Option Exercisable	2,191,017	8.21	1.33	0.47

The Company recorded share-based compensation expenses of $nil, $1,904 and $3,242 for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31 2011, there was $4,107 of share-based compensation related to nonvested stock options that is expected to be recognized over a weighted average period of 2.2 years.

To the extent the actual forfeiture rate is different from the Company’s original estimated, share-based compensation related to these awards may require to be adjusted.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

14.                               SHARE-BASED COMPENSATION - continued

Stock options - continued

The fair value of each option granted on March 16, 2010 was estimated on the date of grant using the binomial option pricing model with the following assumptions:

Expected volatility	54.1%
Risk-free interest rate	4.36%
Expected dividend yield	0%
Exercise price	$ 0.99 per share
Fair value of the underlying ordinary shares	$ 1.89 per share
Exercise multiple	1.5 times

(1)                                 Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the contractual term of the options.

(2)                                 Risk-free interest rate

Risk-free interest rate was estimated based on the yield of China international government bonds denominated in U.S. dollars with a maturity period similar to the contractual term of the options.

(3)                                 Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the contractual term of the options.

(4)                                 Exercise price

The exercise price of the options was determined by the Company’s Board of Directors.

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

(6)                                 Exercise multiple

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

14.                               SHARE-BASED COMPENSATION - continued

Nonvested shares

On February 25, 2011, the Company granted 290,000 nonvested shares to employees, or which 25% will vest on November 24 of each year from 2011 to 2014 respectively.

On May 27, 2011, the Company granted 489,000 nonvested shares to employees, of which 25% will vest on 1st April of each year from 2012 to 2015.

On June 30, 2011, the Company granted 1,195,368 nonvested shares to employees, of which 25% will vest on 30th June of each year from 2012 to 2015.

For the nonvested shares granted in 2011, the fair market value of the grant date was used to determine the cost of the nonvested shares.

A summary of the nonvested shares activity is as follows:

	Number of	Weighted average
	Nonvested	grant-date
	shares outstanding	fair value
Nonvested shares outstanding at January 1, 2011	—	—
Granted	1,974,368	4.24
Forfeited	(435,700)	4.47
Vested	(51,250)	4.84

Nonvested shares outstanding at December 31, 2011	1,487,418	4.15

The total fair value of shares vested during the year ended December 31, 2011 was $248. The total intrinsic value of nonvested shares outstanding as of December 31, 2011 was $2,596. The Company recorded share-based compensation expenses of $nil and $867 for the years ended December 31, 2010 and 2011, respectively. As of December 31, 2011, there was $4,849 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 3.4 years.

To the extent the actual forfeiture rate is different from the Company’s original estimated, share-based compensation related to these awards may require to be adjusted.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

On April 24, 2009, the Company was established as the holding company of the Group. The convertible redeemable preferred share interests held by CDH Xueda Education and Century Hui Ce in Xueda Technology were exchanged for the identical number of convertible redeemable preferred shares of the Company. After the performance adjustment (see below for performance adjustment term), 20,033,080 Series A1 convertible redeemable preferred shares were held by CDH Xueda Limited, the beneficial owner of CDH Xueda Education; 3,518,770, 2,262,570, and 3,015,580 Series A2 convertible redeemable preferred shares were held by the three individual beneficial owners of Century Hui Ce, respectively.

In addition, on August 28, 2009, CDH Xueda Limited contributed cash of $500 into the Company in return for 1,522,840 Series A1 convertible redeemable preferred shares.

On November 5, 2010, the Company succeeded in its IPO, 21,555,920 Series A1 Preferred Shares and 8,796,920 Series A2 convertible redeemable preferred Shares were automatically converted into 30,352,840 ordinary shares.

The significant terms of the Series A1 and Series A2 convertible redeemable preferred shares (collectively, “Series A preferred shares”) during the period when they were outstanding are summarized as follows.

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

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

15.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Voting rights

Each Series A convertible redeemable preferred share carried a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A convertible redeemable preferred shares generally voted together with the ordinary shares and not as a separate class.

Conversion rights

Each holder of the Series A convertible redeemable preferred shares could convert the preferred shares into ordinary shares at any time. The initial conversion ratio was on a one for one basis, subject to certain anti-dilution adjustments and adjustments for future issuance of shares (including those deemed to be issued, such as issue any options or convertible securities) at a price lower than the preferred shares conversion price in effect as of then.

Automatic conversion

The Series A convertible redeemable preferred shares were automatically converted into ordinary shares upon a qualified public offering, which means a firm commitment underwritten initial public offering and listing on an internationally recognized stock exchange by the Group of its ordinary shares representing at least 15% ordinary shares (on a fully diluted basis immediately prior to such initial public officering) at a price per share implying the valuation of the Group immediately prior to such offering of at least $100,000.

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

Performance adjustment

If the revenues of 2007 and 2008, and net profit of 2009 met certain targets, CDH Xueda Education and Century Hui Ce should transfer certain percentage equity interest to the individual ordinary shareholders in proportion to their equity interests in the Company. The Group’s performance met the targets for 2007 and 2008 as determined in April 2009, and accordingly a total of 4.5% equity interest in the Company held by CDH Xueda Education and Century Hui Ce was transferred to the individual ordinary shareholders, which resulted in 3,126,920 Series A1 convertible redeemable preferred shares held by CDH Xueda Education and 1,373,080 Series A2 convertible redeemable preferred shares held by Century Hui Ce being converted to ordinary shares and transferred to the individual ordinary shareholders.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

15.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

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

The Group accrued the 15% premium over the redemption period as deemed dividends with debits to accumulated deficit of $517, $520 and $nil for the years ended December 31, 2009, 2010, 2011, respectively.

16.                               MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $4,570, $10,035 and $18,435 for the years ended December 31, 2009, 2010 and 2011, respectively.

17.                               COMMITMENTS

The Group leases offices under non-cancelable operating leases agreements. Rent expenses under operating leases for the years ended December 31, 2009, 2010 and 2011 were $10,979, $17,412, and $28,927, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,
2012	28,781
2013	22,458
2014	16,961
2015	13,388
2016 and thereafter	15,439
97,027

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

18.                               RELATED PARTY TRANSACTIONS

Details of related party balances as of December 31, 2010 and 2011 and transactions for years ended December 31, 2009, 2010 and 2011 are as follows:

(1)                                 Amounts due from related party

	Amounts due from
	related party
	December 31,
	2010	2011
Amounts due from Shanghai Chuanxue Net Technology Co., Ltd (“Shanghai Chuanxue”) (i)	41	43
	41	43

(i)                                     Shanghai Chuanxue is a company majority owned by a director of the Company, who is also the chief executive officer and a beneficial owner of the Company’s ordinary shares. The balance as of December 31, 2010 and 2011 was unsecured, interest free and repayable on demand.

(2)                                 Transactions with related party

	Years ended December 31,
	2009	2010	2011
Advertising services provided by Beijing 58 City Information and Technology Co., Ltd. (“58 City”) (ii)	42	565	493
	42	565	493

(ii)                                  58 City is wholly owned by Yao Jinbo, a beneficial owner and individual ordinary shareholders of the Group. 58 City provided advertisement services to the Group.  There was no un-settled balance as of December 31, 2009, 2010 and 2011.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

19.                               STATUTORY RESERVES

Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, (ii) enterprise expansion reserve, and (iii) a staff bonus and welfare reserve.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end; the other reserve appropriations are at the Company’s discretion.  These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends.

In private school, that requires reasonable return, the PRC laws and regulations require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment, while in the case of a private school that does not require reasonable return, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC.

The Company’s PRC entities made appropriations to the general reserve and development fund of $144, $379 and $1,021 for the years ended December 31, 2009, 2010 and 2011, respectively.

20.                               RESTRICTED NET ASSETS

Under the PRC laws and regulations, distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, and the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC entities. The total of restricted net assets was $29,299 as of December 31, 2011.

21.                               SEGMENT INFORMATION

The Group is mainly engaged in private personalized tutoring services in the PRC. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews results of operations by geographic location (i.e. city rather than learning centers), each location constituting a subsidiary of Xueda Information, when making decisions about allocating resources and assessing performance of the Group. Consequently, the Group has determined that each location represents an operating segment. However, under the aggregation criteria set forth in the US GAAP with respect to segment reporting, the Group operates in only one reportable segment as all of its operating segments have similar economic characteristics and provide the same tutoring services.

XUEDA EDUCATION GROUP

The Group’s net revenues for the years ended December 31, 2009, 2010 and 2011 were all generated from the services provided in the PRC. The Group’s long-lived assets as of December 31, 2010 and 2011 were all located in the PRC.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(In thousands of U.S. dollars, except for shares and per share data)

22.                               SUBSEQUENT EVENTS

(1)                                 Repurchase of ADSs

During the period from January 1, 2012 to April 23, 2012, 1.0 million ADSs, representing 1,982,356 ordinary shares, were repurchased from existing shareholders at a weighted average price of $3.78 per ADS. The repurchased ADSs were recorded as treasury stock at the cost of repurchase and related commission totaling $3,750.

(2)                                 Modification of share options granted to Mr. Jun Wang and Mr. Hai Yang

In January of 2012, the board of directors approved the resignation of Mr. Jun Wang (former President and director) and Mr. Hai Yang (former Chief Technology Officer) and made the following modification to their stock based awards.

417,979 options issued to Mr. Wang to purchase the Company’s ordinary shares, which would have been forfeited on February 1, 2012, the effective date of Mr. Wang’s resignation, became vested and exercisable on March 15, 2012. In addition, Mr. Wang is permitted to exercise his vested options through September 30, 2012, rather than June 15, 2012 as stated in the original agreement.

Mr. Yang, whose employment with the Company was terminated on March 30, 2012, is permitted to exercise his vested options through December 31, 2012, rather than June 30, 2012, as stated in the original agreement.

The above changes will be accounted for as modifications to their stock based awards. The Group is in the process of determining the related incremental cost, which will be recognized in the period of modification.

(3)                                 Strategic Investment

In March 2012, Xueda Information entered into a share transfer framework agreement with the shareholders of Beijing Weland International Education and Technology Corp., or Weland, a company incorporated in the PRC that provides services to students in the PRC for short-term overseas studies, including hosting the Model United Nations Conference, the largest Model United Nations conference in Asia. Xueda Information is expected to acquire 60% of the equity interest in Weland for a consideration of RMB18.9 million ($2,994). Pursuant to this framework agreement, Xueda Information paid a deposit of RMB3.9 million ($611) to the shareholders of Weland on April 5, 2012.