Form 20-F
period 2012-12-31
Xueda Education Group
filed 2013-04-03
CIK 1499619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-34914

Xueda Education Group
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

A-4 Xibahe Beili, Chaoyang District Beijing 100028, People’s Republic of China
(Address of principal executive offices)

Christine Lu-Wong, Chief Financial Officer Telephone: +(86-10) 6427-8899 Facsimile: +(86-10) 6427-8899 A-4 Xibahe Beili, Chaoyang District Beijing 100028, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	New York Stock Exchange
American Depositary Shares, each representing two Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 130,377,436 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes   ☐ No

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

•                  “RMB” or “Renminbi” refers to the legal currency of China; “$”, “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•                  “shares” or “ordinary shares” refers to our ordinary shares, par value $0.0001 per share; “Series A1 preferred shares” refers to our Series A1 convertible redeemable preferred shares, par value $0.0001 per share, and “Series A2 preferred shares” refers to our Series A2 convertible redeemable preferred shares, par value $0.0001 per share. Series A1 preferred shares and Series A2 preferred shares have been converted into our ordinary shares upon completion of our initial public offering.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012 and as of December 31, 2011 and 2012.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.                                    Selected Financial Data.

The following selected consolidated balance sheet data as of December 31, 2011 and 2012 and the selected consolidated statement of operations data for the years ended December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected balance sheet data as of December 31, 2008, 2009 and 2010 and the following selected statement of operations data for the years ended December 31, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report.

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

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of $, except share and per share numbers)
Consolidated Statement of Operations Data:
Net revenue	34,106	77,188	154,144	221,738	293,157
Cost of revenue(1)	(31,945)	(57,326)	(103,504)	(156,222)	(219,655)
Gross profit	2,161	19,862	50,640	65,516	73,502
Operating expenses:
General and administrative expenses(1)	(6,871)	(9,912)	(23,790)	(36,425)	(46,427)
Selling and marketing expenses(1)	(7,271)	(10,624)	(16,179)	(25,940)	(31,336)
Total operating expenses	(14,142)	(20,536)	(39,969)	(62,365)	(77,763)
Government subsidies	52	83	26	357	164
Other income	—	—	76	—	—
(Loss)/profit from operations	(11,929)	(591)	10,773	3,508	(4,097)
Interest income	24	220	510	3,766	6,722
(Loss)/profit before income tax expense	(11,905)	(371)	11,283	7,274	2,625
Income tax expenses
Current	(547)	(1,320)	(3,455)	(4,562)	(3,179)
Deferred	—	83	2,465	2,078	2,303
Total income tax expenses	(547)	(1,237)	(990)	(2,484)	(876)
Net (loss)/income	(12,452)	(1,608)	10,293	4,790	1,749
Net loss attributable to the noncontrolling interests	—	—	—	—	216
Net (loss)/income attributable to Xueda Education Group shareholders	(12,821)	(2,585)	9,773	4,790	1,965
Net (loss)/income per share:
Basic	(0.19)	(0.04)	0.09	0.03	0.01
Diluted	(0.19)	(0.04)	0.09	0.03	0.01
Net (loss)/income per ADS:
Basic	(0.38)	(0.08)	0.18	0.07	0.03
Diluted	(0.38)	(0.08)	0.18	0.07	0.03
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic	66,670,000	68,865,200	80,407,581	137,745,176	131,316,004
Diluted	66,670,000	68,865,200	82,776,366	142,268,913	131,776,207

	As of December 31,
	2008	2009	2010	2011	2012
	(in thousands of $)
Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	11,930	36,436	211,370	217,746	211,944
Short-term investments	—	—	21,212	7,944	26,126
Prepaid expenses and other current assets	2,861	4,587	8,398	18,645	12,911
Total current assets	14,994	42,593	242,910	247,996	256,908
Total assets	18,648	48,323	263,182	289,835	316,265
Current liabilities:
Deferred revenue — current	23,484	41,529	61,161	79,095	105,027
Total current liabilities	27,232	48,809	77,470	105,246	157,525
Deferred revenue — non-current	7,283	16,454	25,020	22,309	28,765
Total liabilities	34,515	65,299	102,490	128,484	187,038
Net assets	(15,867)	(16,976)	160,692	161,351	129,227
Series A1 convertible redeemable preferred shares	2,526	3,037	—	—	—
Series A2 convertible redeemable preferred shares	1,109	1,103	—	—	—
Noncontrolling interests	—	—	—	—	1,363
Total Xueda Education Group shareholders’ equity	(19,502)	(21,116)	160,692	161,351	127,864

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
Selected Operating Data:
Total course hours (2) delivered (in thousands)	1,845	3,907	7,043	9,029	10,622
Number of learning centers (at period end)	108	131	207	295	383
Number of students served	27,139	54,130	88,761	116,900	138,688
Average hourly course fee (in $)(3)	20	21	23	26	28

(1)                                 Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of $)
Cost of revenue	—	—	3	6	5
General and administrative expenses	—	—	1,895	4,092	3,156
Selling and marketing expenses	—	—	6	11	5
Total share-based compensation expenses	—	—	1,904	4,109	3,166

(2)                                 Refers to 60 minutes of tutoring.

(3)                                 Represents gross revenues, which is computed as net revenues plus business tax, divided by the total course hours delivered in the relevant period.

Exchange Rate Information

For your convenience, this annual report also contains translations of certain amounts in RMB into U.S. dollars at the rate of RMB6.2301 to $1.00, the noon buying rate for December 31, 2012, as set forth in the H.10 statistical release of the Federal Reserve Board.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 26, 2013, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2108 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	Period End	Average(1)	Low	High
2008	6.8225	6.9477	6.7800	7.2946
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7671	6.6000	6.8330
2011	6.2939	6.4630	6.2939	6.6364
2012	6.2301	6.3093	6.2221	6.3879
September	6.2848	6.3200	6.2848	6.3489
October	6.2372	6.2627	6.2372	6.2877
November	6.2265	6.2338	6.2221	6.2454
December	6.2301	6.2328	6.2251	6.2502
2013
January	6.2186	6.2215	6.2134	6.2303
February	6.2213	6.2323	6.2213	6.2438
March (through March 26, 2013)	6.2108	6.2159	6.2105	6.2246

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

Historically, the attrition rates for our service professionals were 22.3%, 25.2% and 24.8% for 2010, 2011 and 2012, respectively. The attrition of our service professionals has generally resulted from our performance-driven salary structure that comprises of variable components, career development prospects perceived by our service professionals and our stringent performance evaluation process and is affected by seasonality associated with the academic calendar. We had a higher attrition rate in 2011 compared to 2010 and 2012, which was primarily attributable to change in the compensation structure for our education consultants in the first half of 2011.

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

The employment agreements we have entered into with all of our employees (including education consultants) contain non-competition provisions. Under the PRC law, to fully enforce a non-competition agreement, the employer must pay reasonable compensation to the terminated employee on a monthly basis throughout the non-competition period. Given the large number of education consultants and the small number of prospective students each education consultant can influence, we typically do not decide to enforce the non-competition provision against resigned education consultants and do not normally pay them the monthly non-competition compensation. Although the departure of the large number of resigned education consultants adversely affected our student recruitment, we do not believe that our decision not to enforce the non-competition provisions against them significantly affected our student retention, as the refund rate, defined as the percentage of course fee refunded in a period out of the total amount of course fees collected in such period, was 7.1% in 2011 and 7.9% in 2012, compared to 9.1% in 2010.

We have taken the following measures to try to reverse such slowdown since the beginning of 2012: (1) adopting a set of guidelines and autonomy framework for our local operations, which provides our regional management team with more flexibility in structuring the compensation of education consultants to better align with local market conditions; (2) vigorously recruiting new education consultants and (3) enhancing the training programs for our education consultants, with an emphasis on helping young education consultants advance in their career path and encouraging senior education consultants to be more proactive. As a general initiative, we also try to help our service professionals adapt to our business culture and enhance their internal career development opportunities in order to maintain a healthy level of attrition. As a result, the attrition rate for our service professionals decreased to 24.8% in 2012. However, we cannot assure you that the programs we have developed or may adopt to retain our service professionals (including the education consultants) will be effective in allowing us to maintain our target service professional attrition levels. If we are unable to retain qualified service professionals and reduce their attrition rate without incurring significant retention expenses, our business, results of operations and financial condition may be materially and adversely affected.

A small portion of our tutoring courses are delivered by instructors who are teachers at public schools and work at our learning centers on a contractual basis. The practice of paid tutoring by teachers of public schools has received increased regulatory scrutiny in recent years. Some provinces and municipalities where we have substantial business operations, such as Beijing, Tianjin, Jiangsu, Hunan, Guangdong and Shaanxi, have promulgated local regulations prohibiting public school teachers from providing paid tutoring services. Similar regulations may be adopted in more provinces and municipalities where we have substantial business operations or plan to expand our service network. In 2012, only a very small percentage of our total course hours were delivered by contract instructors who are teachers at public schools. If these instructors choose to, or are forced to, discontinue their employment relationship with us to comply with the relevant local regulations, we may need to seek new instructors to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all. In addition, we may experience a reduced supply of instructors in those provinces and municipalities, which may further increase the strain on and difficulty of our recruiting efforts. Furthermore, while none of the existing local regulations currently imposes any penalty on service providers like us for hiring full-time public school teachers, we cannot assure you that these regulations will not be amended, or that new regulations will not be adopted, to impose such penalties in the future.

There is an abundant supply of teachers in our resource pool, however, we may not be able to hire and retain enough qualified service professionals to keep pace with our anticipated growth at acceptable costs and on a timely basis while maintaining consistency in the quality of our services across our learning center network. Shortages of qualified service professionals, actual or perceived decreases in the quality of our services or increases in recruiting, compensation or retention costs in one or more of our current or future markets may impede our expansion efforts and may have a material adverse effect on our business prospects and results of operations.

Our limited history of offering personalized tutoring services may not serve as an adequate basis for evaluating our future prospects, financial condition and results of operations.

Although our founders were in the educational service business since as early as 2001, we only started our personalized tutoring services in 2004 and have experienced significant growth only since 2007. Our limited operating history may not provide a meaningful basis on which to evaluate our business. Despite the growth in our revenue in recent years, we incurred net losses for the fiscal year ended December 31, 2007, 2008 and 2009. Although we recorded net income in 2010, 2011 and 2012, we cannot guarantee you that we will remain profitable or will not incur net losses in the future. We expect that both our cost and our operating expenses will increase as we continue our business expansions and that we may face difficulties maintaining profitability. Thus, our limited operating history may not provide you with a sufficient basis upon which to evaluate our future prospects, financial condition and results of operations.

We have incurred losses in the past and may incur losses in the future.

We incurred net losses attributable to our company of $12.5 million and $1.6 million in 2008 and 2009, respectively, and recorded an accumulated shareholders’ deficit of $12.3 million, $8.5 million and $7.0 million as of December 31, 2010, 2011 and 2012, respectively. As we expect our costs to increase as we continue to expand our business and operations, we may incur losses in the future. Our net income decreased from $10.3 million in 2010 to $4.8 million in 2011 and $2.0 million in 2012. We cannot assure you that we will be able to sustain profitability in the future.

We may not be able to manage our business expansion and increasingly complicated operations effectively, which could harm our business.

We have expanded rapidly in recent years and plan to continue expanding our operations primarily through organic growth. The number of our learning centers increased from 108 as of December 31, 2008 to 383 as of December 31, 2012, and is expected to continue to grow. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. To manage the expected growth of our operations, we need to expand our existing operational, administrative, technological and financial systems, procedures and controls as well as expand, train and manage our employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned expansion of and upgrade in personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate any entities we may acquire or any strategic alliances we may form into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities and to manage our existing operations, which in turn may have a material adverse effect on our financial condition and results of operations.

In addition, we intend to form strategic alliances and make selective complementary acquisitions and investments to help drive future growth. For example, in June 2012, Xueda Information acquired a 60%  equity interest in Beijing Weland International Education and Technology Corp., or Weland, for a consideration of RMB 18.9 million ($3.0 million). Weland is a company incorporated in China and organizes Chinese students to attend various model United Nations conferences and the relevant training in the United States and China. We expect this acquisition to diversify our services. In August 2012, we purchased, for a consideration of $4.8 million, a 12.72% equity interest in Firstleap Education, a company incorporated in the Cayman Islands that provides English tutoring services to two- to ten-year-old children in China. We expect this investment in the long term to expand our service offerings, strengthen our position in the Chinese private tutoring sector and diversify our revenue streams. Our strategic alliances, acquisitions and investments involve substantial risks and uncertainties, including:

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

Except for four learning centers in Hefei, Anhui Province, Jinan, Shandong Province, Hangzhou, Zhejiang Province and Yancheng, Jiangsu Province, which own an aggregate space of 2,358 square meters, we currently lease all of the properties we use to operate our business. The term of our leases for the learning centers typically ranges from one to five years.  Some of our learning centers have entered into multiple leases of multiple premises in the same building in order to obtain sufficient operational space. Some of our other learning centers operate in different buildings in the same geographic location, and therefore have multiple leases.

As a result, as of December 31, 2012, we had a total of 383 learning centers established and operated by our VIE’s subsidiaries or private schools, and 535 leases for these learning centers, representing all properties leased by our VIE, its subsidiaries and schools for the tutoring services we provide. Among these leases, 118 will expire by December 31, 2013 and 19 do not contain a priority renewal provision which provides the lessee with the right of first refusal to renew the lease on the terms and conditions offered by the lessor for renewal upon the expiration of the lease. At the end of the lease term, we may need to negotiate for a new lease or an extension of the existing lease and may be forced to find a new lease location, which could involve substantial rent increases and leasehold improvement costs. In addition, we compete with numerous other businesses for sites in a highly competitive market, and some landlords and developers may exclusively grant locations to our competitors. As a result, we may not be able to obtain new leases or renew existing ones on acceptable terms or at all, which could adversely affect our business, results of operations and financial condition.

Certain of our leases may subject us to government penalties or may be challenged by property owners or other third parties.

Some of the premises of our learning centers are located on land owned by villages and rural organizations, or collectively-owned land, which is not permitted to be leased for a non-agricultural use under PRC law. Certain other of our leased properties are located on land the use of which is restricted and not permitted for our current use. As of December 31, 2012, we operated a total of 383 learning centers. As of December 31, 2012, a total of approximately 7,300 square meters of our leased properties for these learning centers, representing 2.5% of the total size of our learning center leases, were located on land that cannot be used for our current purpose. Our lease of properties located on such land may subject us to government penalties at a rate we believe, based on our review of the applicable regulations, up to RMB30 ($4.8) per square meter, or up to RMB219,000 ($35,152) in total. As of the date of this annual report, we have not been subject to any penalty for leasing properties built on such land.

In addition, some lessors of premises we lease for the operation of learning centers have not provided us with evidence of their valid and enforceable building ownership or evidence of their rights or authority to lease or sub-lease such properties. As of December 31, 2012, leases for properties with such lease right deficiencies amounted to approximately 20,770 square meters, representing approximately 7.0% of the total size of all of our learning center leases.

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

Our future success depends heavily upon the continuing services of the members of our senior management team, as well as the local management teams that directly manage and operate our learning centers at the various locations throughout China. For example, Mr. Xin Jin, our co-founder and chief executive officer, and Ms. Christine Lu-Wong, our chief financial officer since November 2012, are key to our business. If one or more members of our senior management team or a substantial number of the members of our local management teams are unable or unwilling to continue in their present positions, we may not be able to replace them easily, if at all.

In 2010, 2011 and 2012, the attrition rates of our senior management team were nil, 17% and 13%, respectively, and the attrition rates of our local management team were 9%, 20% and 14%, respectively, over the same period. In addition, although the employment agreement we enter into with each of our employees contains confidentiality and non-competition provisions and we pay the required compensation to resigned senior management team members in consideration for the non-competition provisions, if any resigned member of our senior management team or any resigned key member of our local management teams breaches such obligations and joins a competitor or forms a competing company, we may lose students, instructors, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense, and the pool of qualified candidates is very limited. We may not be able to retain the services of our senior management team or key members of our local management teams, or attract and retain high-quality senior management team or key members of local management teams in the future, which could have a material adverse effect on our business and results of operations.

If we are not able to continually enhance our services and adapt them to rapid pedagogical innovations and evolving student needs and preferences, we may lose market share, and our business could be adversely affected.

Our services and customer satisfaction are vital to the success of our business. The market for such services is characterized by rapid pedagogical innovations and evolving user preferences. We must quickly identify areas for improvement and enhance our services to adapt to any pedagogical innovation, changes in curriculum and evolving student needs and preferences. However, we may not be able to continue to enhance our service offerings or adapt them to such innovation or changes in a timely and cost-effective manner or at all. If improvements to our services are delayed or are not aligned with market expectations, needs or preferences, we may lose market share, and our business could be materially and adversely affected.

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

A substantial number of our students enroll in our tutoring programs to achieve better exam performance in school and in entrance exams. However, educational institutions and government authorities in China have initiated discussions and conducted some early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2012, 89 universities and colleges were allowed to recruit up to 5% of their students through independently administered tests according to a notice promulgated by the MOE, although students admitted in this manner still need to meet certain thresholds in the national college entrance exam. It has been reported that the number of such universities and colleges will further increase.  If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for our tutoring services may deteriorate, and our business will be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the SOX. As required by Section 404 of the SOX and related rules as promulgated by the Securities and Exchange Commission, or the SEC, we are required to include a report of management on the effectiveness of our internal control over financial reporting in our annual report. Under such rules, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2012, and our independent registered public accounting firm also attested to the effectiveness of our internal control over financial reporting. However, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. As effective internal control over financial reporting is necessary for us to produce reliable financial reports, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the SOX and other requirements going forward.

We may not be able to adequately protect our intellectual property, and our current or future competitors may independently develop intellectual property similar to ours, which could cause us to be less competitive.

Our trademarks, trade names, copyrights, trade secrets and other intellectual property rights are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secret laws and confidentiality agreements with our employees and others to protect our intellectual property rights. Our PRC subsidiary, Xuecheng Century (Beijing) Information Technology Co., Ltd., or Xuecheng Century, has registered various trademarks and logos, including “ “, “Xueda,” ““ and ““, with the Trademark Office of the State Administration for Industry and Commerce in China, or the SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of other trademarks and logos, including ““and “Elite Class”, which means “prime learning”, for our small-group tutoring programs and other trademarks and logos which we believe are material for our operations. Normally it takes two to three years to obtain the registration after application. We expect the registration of these trademarks and logos to be completed during the period from 2013 to 2015 depending on the time each application was submitted. As our business grows and branding strategy develops, we may apply for the registration of additional trademarks and logos. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks.

Our main websites are www.21edu.com and www.xueda.com. We have also registered certain other domain names, including ejiajiao.com, exueda.com and xue.com. In addition, we have successfully registered copyrights with respect to certain of our internally developed software and our course materials that we believe are material to our business operations, including our proprietary personalized teaching system, educational resource integration system, personalized performance testing system, enterprise resource planning system, or ERP system, office administration system and course materials for the subjects of English, Mathematics and Chinese.

Despite all our efforts to register our trademarks, logos, software and course materials, we may not be able to sufficiently protect all our data and course materials. To date, we are not aware of any unauthorized use of or infringement upon our intellectual property. It may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is widespread in China, and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. Given the relative unpredictability of China’s legal system and potential difficulties in enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation. Failure to adequately protect our intellectual property could materially adversely affect our competitive position and our ability to attract students, which could in turn have a material adverse effect on our financial condition and results of operations.

We may be exposed to infringement claims by third parties, which claims could cause us to pay significant damage awards or settlement payments.

Third parties may initiate litigation against us alleging infringement upon their intellectual property rights. For example, our service professionals may use third-party copyrighted materials without proper authorization in providing tutoring services. We may incur liabilities for unauthorized use of third-party copyrighted materials, such as photos, videos or student-generated content, posted on our websites or used in our marketing materials. In the event we are required to pay significant damage awards or settlement payments, our results of operations and financial condition may be materially and adversely affected. To date, no material infringement claims has been brought against us. However, in the event that we are prevented from using certain intellectual property rights and fail to develop or license alterative intellectual property rights on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

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

The learning centers of some of our VIE’s subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.

Based on the advice of our PRC counsel, Commerce & Finance Law Offices, we understand that under the framework and general principles of  the Education Law of the PRC, which became effective on September 1, 1995 and was amended on August 27, 2009, the Law for Promoting Private Education, which became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules, which became effective on April 1, 2004, the operation of after-class tutoring business is not in violation of PRC laws and regulations. Under the relevant PRC laws, regulations and administrative requirements, to provide tutoring services, a company may, in the capacity of a school sponsor, obtain a school permit from the education authorities above county level to establish a private tutoring school under Article 17 of the Law for Promoting Private Education as the first step. Such school can then establish and operate learning centers to provide tutoring services. It normally takes four to 12 months to obtain a school permit. In addition, all learning centers of a private school are required to be registered with the local educational authorities. Alternatively, a company may obtain approval from the industry and commerce administration authorities above county level to include the relevant services in the authorized scope of business as specified in its business licenses under Article 3 of the Regulations on Administration of Enterprise Business Scope Registration. A company with “education services” or “tutoring services” included in its approved scope of business can directly establish and operate learning centers to provide tutoring services.

However, many local government authorities have different views and understandings of the relevant rules and regulations and have adopted different practices in granting school permits or issuing licenses for businesses that provide tutoring services. When we applied for school permits or registration of learning centers, the local education authorities in many cities in China have either informed us that no school permits will be issued to new private schools in their jurisdictions or do not permit learning centers established by private schools to be registered if such learning centers are not located in the same district as the private schools. In addition, the industry and commerce administration authorities in certain areas have adopted regional regulations of not allowing “education services” or “tutoring services” to be included in the business scope of any company. These regional policies and practices adopted by local education authorities and industry and commerce administration authorities that vary from one geographic area to another in China have created significant obstacles for us to comply with all applicable rules and regulations for all of our local operations.

Our VIE uses both ways discussed above to establish learning centers to provide tutoring services. As of December 31, 2012, we operated a total of 383 learning centers, 240 of which were established and operated by our VIE’s 97 schools and 143 of which were established and operated by our VIE’s subsidiaries. 237 of these 383 learning centers had been either established and operated by private schools with the prerequisite permits or by the subsidiaries of our VIE with “tutoring services” included in their approved business scope, and are therefore in full compliance under relevant laws and regulations. 67 of these 383 learning centers were established and operated by our VIE’s subsidiaries that had included, among others, “education information” or “education technology related consultation,” rather than “education services” or “tutoring services,” in their respective approved business scope. The relevant PRC laws, regulations and administrative requirements do not clearly provide whether such companies also need to specifically include “tutoring services” in their authorized scope of business in order to operate private learning centers. We cannot assure you that these of our VIE’s subsidiaries will not be deemed to have exceeded their authorized scope of business. These 67 learning centers contributed a total of 17.0% of our revenue for 2012. In addition, 79 of our 383 learning centers were either established by our VIE’s subsidiaries that do not have any education related services in their approved scope of business, or were established by some of our VIE’s schools but were not properly registered as required. These 79 learning centers contributed a total of 9.3% of our revenue for 2012.

For the latter 146 learning centers discussed above, we have been taking various actions to address their potential or existing compliance issues. Given the regional regulations in many geographic areas that do not allow “education services” or “tutoring services” to be included in the business scope of any company, we currently primarily focus on establishing new schools to take over the operations of the affected learning centers from the relevant VIE’s subsidiaries or transferring their operations from the VIE’s subsidiaries to some of our VIE’s existing schools.

Specifically, we have taken, or are in the process of taking, the following measures to address the potential or existing compliance issues of these 146 learning centers:

•                  We planned to establish 40 new schools to take over the operations of a total of 40 learning centers from our VIE’s subsidiaries that may not be in full compliance as discussed above. As of the date of this annual report, we had obtained school permits for 3 new schools which had taken over the operations of 3 learning centers. We had submitted application materials for another 11 new schools which are expected to take over the operations of 11 learning centers. We expect to obtain school permits for these schools within 12 months from the date of application. We also plan to submit application materials to the local education authorities for another 26 new schools in the near future.

•                  We were also in the process of transferring the operations of 92 learning centers to some of our VIE’s existing schools. As of the date of this annual report, we had submitted application materials to local education authorities for transferring 3 learning centers to one of our VIE’s existing schools, and were planning to submit application materials to local education authorities in the near future for the transfer of another 89 learning centers to our VIE’s existing schools.

•                  For the remaining 14 of the 146 learning centers, as the local education authorities in the cities where these learning centers are located currently do not issue new school permits, we plan to establish new schools to take over these learning centers as soon as such restrictions are lifted.

Despite our efforts discussed above, we are uncertain of the time it may take to fully address the potential or existing compliance issues of all our learning centers, if at all.

Our VIE’s subsidiaries engaging in services exceeding the authorized business scope stated in their business licenses may be ordered to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 to RMB100,000. Under the PRC Administrative Penalties Law, which became effective on October 1, 1996 and was amended on August 27, 2009, these fines would not be assessed multiple times against the same entity for the same non-compliant act. In addition, under the PRC Regulations on Company Registration, which became effective on July 1, 1994 and was amended on December 18, 2005, and other relevant regulations, if a company conducts its business beyond its authorized business scope and in violation of other relevant regulations, it may be ordered to cease its operation. To date, none of our existing learning centers have been imposed any administrative penalties including fines.

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

China passed the Enterprise Income Tax Law, or the EIT Law, and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives previously granted to foreign-invested enterprises in China. The EIT Law (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

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

For the fiscal year ended December 31, 2012, we generated approximately 12% of our net revenue from learning centers located in Beijing. The next five cities where we derived most revenues, including Xi’an, Shanghai, Guangzhou, Nanjing and Tianjin, collectively contributed approximately 31% of our net revenue for 2012. We expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a severe economic downturn, a natural disaster or outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our PRC subsidiary, Xuecheng Century, is a foreign-invested enterprise. PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China. However, many local government authorities have different views and understandings of the relevant rules and regulations and have adopted different practices in granting licenses and permits for entities (particularly, foreign-invested entities) providing tutoring services. As a result, we conduct our tutoring business in China primarily through a series of contractual arrangements between Xuecheng Century, and its affiliated entities and persons in China such as our VIE, Xueda Information, and its shareholders. Our VIE and its subsidiaries and schools are the entities that hold certain licenses and permits relating to our tutoring business in China. We have been and expect to continue to be dependent on our VIE and its subsidiaries and schools to operate our business.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, (i) the ownership structures of our VIE and its subsidiaries and schools, and our PRC subsidiary, are in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements among our PRC subsidiary, our VIE, and the shareholders of our VIE are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

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

In addition, various media sources reported in 2011 that the China Securities Regulatory Commission, or the CSRC, has prepared a report for the State Council suggesting regulating the use of the VIE structure, such as ours, in the context of foreign investment in China and overseas listings. However, it is unclear whether the CSRC has officially submitted such a report, what specific content such report contains and whether and when any further action will be taken by the State Council, the CSRC, the MOFCOM or any other PRC government authority regarding the use of the VIE structure.

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

The imposition of any of these penalties could materially and adversely affect our ability to conduct our business and our results of operations. If any of these penalties results in our inability (i) to direct the activities of Xueda Information and its subsidiaries and schools that most significantly impact their economic performance, and/or (ii) to receive the economic benefits from Xueda Information and its subsidiaries and schools, we may no longer be able to consolidate Xueda Information and its subsidiaries and schools in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIE and its shareholders for substantially all of our China operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to operate our education business. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE and its subsidiaries and schools. If we had direct ownership of our VIE and its subsidiaries and schools, we would be able to exercise our rights as a shareholder to effect changes in the board of directors or executive council of our VIE and its subsidiaries and schools, which could then effect changes, subject to any applicable fiduciary duties, at the management level.

We may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with our VIE and its shareholders in the event of a breach or non-compliance by our VIE or its shareholders.

If our VIE or any of its shareholders fails to perform its, his or her respective obligations under the contractual arrangements with our VIE and its shareholders, we may have to incur substantial costs and expend significant resources to enforce such arrangements. We may also rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, but these remedies may not be effective. For example, provided that the then-applicable laws permit, if the shareholders of our VIE were to refuse to transfer their equity interest in the VIE to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

In addition, these contractual arrangements, including the Amended and Restated Exclusive Technology Consulting and Management Service Agreement, or the Exclusive Service Agreement, the Amended and Restated Pledge Agreement, or the Pledge Agreement, the Amended and Restated Exclusive Purchase Right Contract, or the Exclusive Purchase Right Contract,  and the related Powers of Attorney, are governed by PRC law, and all but the Powers of Attorney provide for the resolution of disputes through arbitration before the China International Economic and Trade Arbitration Center, or CIETAC, in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these arrangements would be resolved through arbitration before CIETAC or, in the case of disputes arising from the Powers of Attorney, through litigation in the PRC, in each case in accordance with PRC legal procedures. Furthermore, although CIETAC may award the same type of relief to the prevailing party in an arbitration proceeding as that granted by a court in a civil action, CIETAC does not have the authority to enforce arbitral awards. In the event that we prevail in an arbitration proceeding before CIETAC, we may nevertheless have to apply to a PRC court for the enforcement of the arbitral award relating to the contractual arrangements. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. See “— Risk Factors Relating to Doing Business in China — The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.” As a result, although the enforceability of the contractual arrangements is not affected, it might be less certain as to how these contractual arrangements would be enforced. In the event that we are unable to enforce these contractual arrangements to the fullest extent, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially and adversely affected.

Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition.

Currently, certain shareholders of our VIE, namely Xin Jin, Rubin Li, Jinbo Yao, Qiang Deng, Yafei Wang, Chaoming Chai and CDH (through Junhong Piao, its designated holder) are also beneficial owners of our company. Certain shareholders of our VIE are also directors (namely, Xin Jin, Rubin Li, Jinbo Yao and Yafei Wang) or have appointed a director of our company (namely, CDH) or are employees of our company (namely, Qiang Deng). In addition, Rubin Li, Xin Jin, Jinbo Yao, Yafei Wang and Junhong Piao are directors of our VIE, Xin Jin is the chairman of our VIE’s board of directors and Rubin Li is the general manager of our VIE. Conflicts of interest between (i) their duties to our company and shareholders (including the holders of our ADSs who are not otherwise affiliated with our VIE) and (ii) those as the major shareholders, directors and officers of our VIE may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company and our shareholders, or that conflicts of interest will be resolved in our favor.

For example, these parties with dual roles may decide to transfer significant business or assets of the VIE to other legal entities they own or control but are not controlled by us, or opportunities may arise in the future for these individuals to sell the VIE or its significant business or assets to third parties at a premium. Under either circumstance, the consideration of such a transfer or sale would be paid to the shareholders of the VIE (including these parties), not to our company or our other shareholders, yet our company would lose all or a significant portion of our underlying business, which would be materially detrimental to our other shareholders. Decisions relating to the VIE like this would be controlled by our company under our contractual arrangements with the VIE and its shareholders. Two of our company’s independent directors, Mr. Sean Shao and Mr. Cheung Kin Au-Yueng, do not own any equity interest or hold any office in the VIE and therefore are also independent of the parties with dual roles as discussed above. In situations such as the above discussed potential transactions, these two independent directors are the only fiduciaries our unaffiliated shareholders may rely on to safeguard their interests. However, due to the majority seats on our board of directors held by the parties with dual roles and their control over our company, there would be no effective way for these two independent directors or the other shareholders of our company to prevent the parties with dual roles from making decisions on behalf our company that only favor themselves as shareholders of the VIE.

In addition, these individuals may breach or cause our VIE or its subsidiaries or schools to breach or refuse to renew existing contractual arrangements that allow us to effectively control our VIE and its subsidiaries and schools, and to receive economic benefits from them. Currently, we do not have existing arrangements to address such potential conflicts of interest between these individuals and our company. We rely on those of our VIE’s shareholders who are also our directors to abide by the laws of the Cayman Islands and China, both of which provide that a company’s directors and officers owe a fiduciary duty to such company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain.

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

Under PRC laws and regulations, arrangements and transactions among related parties should be priced on an arm’s-length basis and may be subject to audit or challenge by PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xuecheng Century and our VIE and its shareholders do not represent an arm’s-length price and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities for our VIE and its subsidiaries and schools. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits or pay additional taxes for prior tax years and impose late payment fees and other penalties on our VIE and its subsidiaries and schools for underpayment of prior taxes. Similar contractual arrangements have been used by many other overseas-listed China-based companies and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies to date. However, we cannot assure you that such penalties will not be imposed on us or our VIE and its subsidiaries and schools in the future, nor are we able to assess with any degree of certainty the likelihood or remoteness of regulatory authorities implementing the relevant laws and regulations in a way that would materially and adversely affect our business. Our consolidated net income may be materially and adversely affected if our VIE’s and its subsidiaries’ and schools’ tax liabilities increase or if our VIE or its subsidiaries or schools are found to be subject to additional taxes, late payment fees or other penalties.

Our VIE and its subsidiaries may be subject to significant limitations on their ability to distribute economic returns of their private tutoring schools or otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal laws and regulations governing private education in China are The Law for Promoting Private Education and the PE Implementation Rules. Under these laws and regulations, a private school may elect to be a school that does not distribute reasonable returns or a school that distributes reasonable returns. As of December 31, 2012, 95 of our VIE’s 97 schools were registered as private schools that distribute reasonable returns, and the remaining 2 of our schools were registered as schools that do not distribute reasonable returns.

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

All of our VIE’s private tutoring schools are controlled by our VIE or its respective subsidiaries or schools and are currently in compliance with the existing laws and regulations regarding the allocation of their development funds. A private school that distributes reasonable returns must publicly disclose such election and additional information required under the regulations. A private school should consider factors such as the school’s tuition fees, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to its sponsors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” None of the current PRC laws and regulations sets forth sponsors’ economic rights in schools that do not distribute reasonable returns. These requirements and the lack of clear guidance may limit the ability of the private tutoring schools established and operated by the VIE and its subsidiaries to distribute their economic returns.

In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. New laws or regulations might be adopted to:

•                  impose significant limitations on the ability of our private tutoring schools to operate their business, charge course fees or make payments to related parties; or

•                  specify the formula for calculating reasonable returns.

We cannot predict the timing and effects or assess the likelihood or remoteness, of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our VIE’s and its subsidiaries’ operations of private tutoring schools could have a material adverse effect on our business, prospects and results of operations.

If our VIE or any of its subsidiaries or schools becomes the subject of a bankruptcy or liquidation proceeding, or if we fail to prevent our VIE or any of its subsidiaries or schools from entering into third-party liens or assigning other rights to third parties without our permission and approval, we may lose the ability to use and enjoy assets held by our VIE or any of its subsidiaries or schools, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

We currently conduct our operations in China through contractual arrangements with our VIE and its shareholders. As part of these arrangements, our VIE and its subsidiaries and schools hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIE or any of its subsidiaries or schools undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

Under Section 2.1 of the Exclusive Purchase Right Contract, our VIE undertakes that, before the proposed purchase, (i) it will prudentially and effectively conduct its business, deal with its affairs and maintain its existence in accordance with good financial and commercial standards and practices; and (ii) it will at all times conduct all of its operations during the ordinary course of business so as to maintain the value of its assets and will refrain from any action or inaction sufficient to affect its operating conditions or asset value. Under Section 2.2 of the Exclusive Purchase Right Contract, each of our VIE’s shareholders further undertakes that, other than the pledge created on the equity interest of our VIE under the Pledge Agreement, (i) without prior written consent of Xuecheng Century, such shareholder will not sell, transfer, mortgage or otherwise dispose of any legal or beneficial interest in our VIE or allow the creation of any encumbrance thereon; and (ii) such shareholder will cause the shareholders’ meeting of our VIE not to approve, in the absence of Xuecheng Century’s prior written consent, sale, transfer, mortgage or other disposal of any legal or beneficial interest in our VIE or creation of any encumbrance thereon. Under the above undertakings, our VIE and its shareholders cannot enter into any third-party lien on, or assign to third parties other rights relating to, any physical assets our VIE directly owns if such lien or assignment would cause them to breach these undertakings. In addition, as our VIE holds all the equity interest in its subsidiaries or all the sponsorship interest in its schools, and as such, has full control over its subsidiaries’ and schools’ decisions to make any such lien or assignment under both the PRC law and internal decision-making policies of the VIE’s subsidiaries and schools, the above undertakings also prevent the VIE from permitting any of its subsidiaries or schools to enter into such lien or make such assignment if it would cause our VIE to breach these undertakings.

In addition, under Section 7.1.10 of the Pledge Agreement, it would constitute an event of default if the property of the pledgors (i.e., the shareholders of the VIE) is adversely affected, causing the pledgee (i.e., Xuecheng Century) to believe that the ability of the pledgors to perform under the Pledge Agreement has been adversely affected.  As the executive director of each of our VIE’s subsidiaries and the majority of the decision-making body of most of the schools are also the pledgors under the Pledge Agreement, the above event of default provision also prevents such director or member of the decision-making body from making any decision on behalf any of our VIE’s subsidiaries or schools if such decision would adversely affect the pledgor’s property.

Furthermore, pursuant to paragraph 2 of the Powers of Attorney executed by each of our VIE’s shareholders, each such shareholder authorizes Xuecheng Century to exclusively exercise his or her shareholder’s right in our VIE, including but not limited to the power to vote at shareholders’ meetings and execute shareholders’ resolutions, and the power to nominate and appoint board members and senior management of our VIE, thus granting Xuecheng Century effective control over the decision making process of our VIE.  Therefore, in addition to the several contractual provisions that prevent our VIE and its shareholders to enter into liens or transfer other rights as discussed above, Xuecheng Century also directly controls the VIE and its subsidiaries and schools through its control over our VIE’s board and management under the Powers of Attorney.

Last but not least, the internal policies adopted by Xuecheng Century for the VIE and its subsidiaries and schools also provide that any disposition of properties or assets by any of our VIE’s subsidiaries or schools, including then entry into any third-party liens or assigning other rights to third parties, requires either Xuecheng Century’s approval if the amount is over RMB5,000, or approval by the Xuecheng Century-appointed manager at such subsidiary or school, if the amount is under RMB5,000.

Based on the foregoing, we believe that we have effectively eliminated the possibility that our VIE or its subsidiaries or schools would enter into third-party liens or assign other rights to third parties without our permission and approval. However, if due to any reason we fail to prevent our VIE or its subsidiaries or schools from entering into liens or assigning other rights relating to any assets or business that are material to our company as a whole, we may lose the control of those affected assets or business, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

If we lose control over controlling non-tangible assets of our VIE and its subsidiaries and schools, including their chops, seals and business licenses or non-corporate entity registration certificates, our business and operations could be materially and adversely affected.

Our VIE and its subsidiaries and schools have certain controlling non-tangible assets, such as chops, seals and their business licenses (for our VIE and its subsidiaries) or non-corporate entity registration certificates (for our VIE’s private schools), for entering into contracts, dealing with banks or taking certain official actions including registering any change to the composition of the board or senior management team with relevant PRC authorities.

Under the PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant industry and commerce administration authorities. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Our VIE and its subsidiaries and schools have four types of chops and seals: the entity chop, the contract chop, the legal representative seal and the finance chop. The entity chop is generally used for documents to be submitted to government agencies, such as applications for changing business scope, directors or entity name, and for other legal letters. The contract chop is used for executing leases and commercial contracts, including service contracts with our students. The legal reprehensive seal is normally used for issuing checks. The finance chop is generally used for making and collecting payments, including, but not limited to issuing invoices. Our VIE’s and its subsidiaries’ business licenses and the schools’ non-corporate entity registration certificates are required to be presented for (i) annual inspection by the industry and commerce administration authorities or the civil affairs administration authorities, as applicable, in order to maintain valid existence; (ii) application, registration and modification of other licenses and qualifications; (iii) opening bank accounts and (iv) purchase of real properties or motor vehicles.

Under the internal policies adopted by us for our VIE and its subsidiaries and schools, the use of chops and seals must be approved by specifically designated managers before the custodians of these assets may affix the chops and seals to legal documents for approved uses. Xuecheng Century’s prior written approval is required before the business licenses of our VIE and its subsidiaries or the schools’ non-corporate entity registration certificates can be taken offsite.

Similar to the other aspects of our VIE’s business operations, we control our VIE’s and its subsidiaries’ and schools’ controlling non-tangible assets through our control over our VIE and its subsidiaries and schools, which in turn is based on our contractual arrangements with our VIE and its shareholders, rather than through direct ownership. As one of the measures to maintain the control over local subsidiaries and schools of our VIE, we appoint the legal representatives and the senior management team for each of our VIE’s subsidiaries and schools. To maintain the control over their chops and seals and business licenses or non-corporate entity registration certificates, we also appoint the designated manager, normally one of the top-ranking managers in each of our VIE’s subsidiaries and schools, who approves the use of these assets, and appoints custodians of these assets. To maintain their physical security, we require all chops, seals, business licenses and non-corporate entity registration certificates to be stored in secured locations accessible only to the designated custodians.

Although we believe we have maintained effective control over our controlling nontangible assets through the procedure and measures described above, these procedures and measures may not be sufficient to prevent all instances of abuse or unauthorized actions. If we fail to maintain effective control over these controlling non-tangible assets for any reason, or if any of these controlling non-tangible assets were misused or misappropriated by the authorized users, whether as a result of labor disputes or other disputes, such persons’ malfeasance or any other reason, these controlling non-tangible assets may be used to (i) transfer assets of the affected entities without our approval, (ii) bind the affected entities with obligations against our interest which we would be forced to fulfill, (iii) obstruct the affected entities’ cash flow and financing, or (iv) prevent the affected entities from completing the required annual inspection or other administrative procedures, which will result in the loss of such entities’ valid existence. If the legal representative or person designated with the responsibility to control the non-tangible assets of a local entity of our VIE misuses or misappropriates the controlling intangible assets in any manner, or otherwise acts against our instruction in an effort to seize control over such entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal actions to seek the return of these assets, apply to the relevant authorities for new chops, seals, business licenses or non-corporate entity registration certificates, or otherwise seek legal remedies against such person, which may be time-consuming and may not be sufficient or timely to remedy all the harms caused. During any period in which we lose effective control of the activities as a result of such loss of control over or misuse or misappropriation of these non-tangible assets, the business activities of the affected entity may be severely disrupted and we could lose the economic benefits of that aspect of our VIE’s business, which may materially and adversely affect our overall business operations, our financial position and results of operations.

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

Under the EIT Law and the EIT Implementation Rules, the profits of a foreign invested enterprise generated in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company. Our PRC subsidiary is currently wholly-owned by our Hong Kong subsidiary, China Xueda Corporation Limited (Hong Kong), or Xueda Hong Kong. However, the 5% withholding tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy any benefits under the relevant taxation treaties. Moreover, according to the Notice of the State Administration of Taxation on Issues Regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, for a tax treaty to be applicable, certain requirements must be satisfied, including: (1) the taxpayer must be the beneficial owner of the relevant dividends; (2) for corporate recipients to enjoy the favorable tax treatment under the tax treaty as direct owners of a PRC enterprise, such corporate recipients must satisfy the direct ownership thresholds at all times during the 12 consecutive months preceding the receipt of the dividends. On August 24, 2009, the State Administration of Taxation, or the SAT, issued the Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective on October 1, 2009, requiring non-resident enterprises to obtain an approval from the competent tax authority in order to enjoy the treatments under tax treaties. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and set forth certain adverse factors on the recognition of such “Beneficial Owner.” Our PRC subsidiary has not yet applied for such approvals because it has not declared or paid dividends, and does not intend to declare or pay dividends. Our PRC subsidiary will apply for such approvals when it intends to declare and pay dividends. There is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiary.

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

Therefore, if we are regarded as a PRC resident enterprise, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be decreased, although dividends distributed from our PRC subsidiary, Xuecheng Century, to us could be exempted from the PRC dividend withholding tax, since such income is exempted under the EIT Law and the EIT Implementation Rules to a PRC resident recipient. If the PRC tax authorities determine we are a PRC resident enterprise for EIT purposes, we may be required to withhold a PRC withholding tax of 10% from dividends we pay to our non-PRC enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

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

Our VIE and its subsidiaries and schools generate revenues in RMB. We receive substantially all of our VIE’s and its subsidiaries’ and schools’ economic benefits in the form of service fees they pay to our PRC subsidiary in RMB pursuant to a series of contractual arrangements. As we do not own any equity interest in our VIE, its subsidiaries or schools, we do not receive any dividends or other direct distributions from them. If and when our PRC subsidiary declares and pays dividends to Xueda Hong Kong, by virtue of its status as a wholly foreign-owned enterprise, it will be permitted under applicable regulations to convert the RMB dividends into a foreign currency and remit to its shareholder outside of the PRC. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Dividend Distribution” for additional requirements for distribution of dividends by a wholly foreign-owned enterprise. In addition, in the event that our PRC subsidiary liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside of China to Xueda Hong Kong. The shareholders of our VIE have undertaken to distribute the proceeds from liquidation of our VIE, if any, to our PRC subsidiary. Our PRC subsidiary then may distribute such proceeds to us after converting them into foreign currency and remit them outside of China in the form of dividends or other distributions to us. Once remitted outside of the PRC, dividends and proceeds from liquidation paid to us will not be subject to further restrictions under PRC regulations with respect to its further transfer or use.

Other than the above distributions by and through our PRC subsidiary expressly permitted to be made without the necessity to obtain further approvals, any direct conversion of the RMB-denominated revenue generated by our VIE and its subsidiaries and schools for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. We do not anticipate the need to directly convert other RMB-denominated revenue for these purposes as we expect to rely on such permitted dividend distributions by and through our PRC subsidiary to meet our future cash needs. However, we cannot assure you that such a need will not arise in the future as a result of unexpected future circumstances. To the extent we need to convert and use any RMB-denominated revenue generated by our VIE and its subsidiaries and schools not paid to our PRC subsidiary, or by our PRC subsidiary not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected.

We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Public shareholders of China-based, U.S.-listed companies and other market participants may no longer have access to a wide array of corporate records of such listed companies’ PRC entities filed with industry and commerce administration authorities in China. Loss of, or limit in, the access to such information may adversely affect overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

All PRC corporate entities, including Xuecheng Century, our VIE and its subsidiaries, maintain corporate records and filings with industry and commerce administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

There have been regulations promulgated by various government authorities in China that govern the public access to corporate records and filings. Under the Measures for Accessing Corporate Records and Filings promulgated on December 16, 1996 by the SAIC, or the SAIC measures, a wide range of basic corporate records, except for such restricted information as business results and financial reports, can be inspected by the public without restrictions. Under these SAIC measures, a company’s restricted information can only be inspected by authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation. In practice, local industry and commerce administration authorities in different cities have adopted various regional regulations which impose more stringent restrictions than the SAIC measures by expanding the scope of restricted information that the public cannot freely access. Many local industry and commerce administration authorities only allow unrestricted public access to such basic corporate information as name, legal representative, registered capital and business scope of a company. Under these local regulations, access to the other corporate records and filings (many of which are not restricted information under the SAIC measures) is only granted to authorized government officers and officials from judicial authorities or lawyers involved in pending litigation relating to such company and with court-issued proof of such litigation.

However, neither the SAIC nor the local industry and commerce administration authorities were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed companies’ PRC entities maintained with the industry and commerce administration authorities. Such records and filings were reported to have formed important components of researches on certain China-based, U.S.-listed companies, which researches claimed to have uncovered wrongdoings and fraud committed by these companies on the basis of (i) the disparities found between the listed companies’ reported results and their PRC entities’ financial reports filed with industry and commerce administration authorities, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the industry and commerce administration authorities but not properly disclosed by such listed companies as required under the U.S. securities law and the SEC’s disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies’ reported results and other disclosure and (ii) their PRC entities’ financial reports and other records filed with industry and commerce administration authorities were also reported to have formed the basis of several class actions against such listed companies in the United States.

It was reported that, since the first half of 2012, local industry and commerce administration authorities in a number of cities in China had started strictly implementing the above restrictions and had significantly curtailed public access to corporate records and filings. There have also been reports saying that only the limited scope of basic corporate records and filings are still accessible by the public, and much of the previously publically accessible information, such as financial reports and changes to equity interests, now can only be accessed by the parties specified in, and in strict accordance with the restrictions under, the various regional regulations. Such reported limitation on the public access to corporate records and filings and the resulting concerns over the loss of, or limit in, an otherwise available source of information to verify and evaluate the soundness of China-based, U.S.-listed companies’ business operations in China may have a significant adverse effect on the overall investor confidence in China-based, U.S.-listed companies’ reported results or other disclosures, including those of our company, and may cause the trading price of our ADSs to decline.

A failure by our shareholders or beneficial owners who are PRC citizens or residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

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

In utilizing the proceeds we received from our initial public offering, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or consolidated PRC affiliated entities are subject to PRC regulations and approvals or registration. For example, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts. In addition, loans by us to our VIE and its subsidiaries and schools, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts. Any capital contribution to our PRC subsidiary and VIE are subject to the approvals of MOFCOM or its local counterparts. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB and converted from foreign currencies may be used only for purposes within the business scope stated on the business license of the company and, unless otherwise permitted by other regulations, may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including the substantial fines set forth in the Foreign Exchange Administration Rules. In addition, SAFE promulgated a circular on November 19, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

As stated on its business license, Xuecheng Century’s scope of business is the research, development and design of computer software and hardware, network technologies, communication technologies and products; the provision of technology transfer, technology services, technology consulting, training in computer technologies related to these products; as well as the sale of proprietary products. We currently expect that a substantial portion of the proceeds of our initial public offering we received will be used by Xuecheng Century to meet its working capital needs and for general corporate expenses in connection with its business expansion through providing better support to the operations of our VIE and its subsidiaries and schools. Specifically, Xuecheng Century will make substantial investments to improve our operating platform and technology infrastructure. Xuecheng Century will also make significant investments in developing and offering new services and products to our students through our VIE and its subsidiaries and schools to enhance our tutoring services. In addition, Xuecheng Century will enhance its services to our VIE and subsidiaries and schools through establishing operations in selected locations where our VIE and its subsidiaries and schools operate their business and providing other services as needed. These uses of proceeds are for purposes within the business scope of Xuecheng Century. Meanwhile, we believe that our VIE will have adequate cash from its operations to support its own operation and expansion. Therefore, we do not expect to transfer any significant amount of the proceeds of our initial public offering we received to our VIE, its subsidiaries or schools in any manner that would result in any violation of Circulars 142, 59 or 45. However, to the extent we need to transfer any proceeds of our initial public offering to our VIE, its subsidiaries or schools through our PRC subsidiary, Circulars 142, 59 and 45 may significantly limit our ability to do so. In such an event, we may have to obtain external financing for our VIE, its subsidiaries or schools, or use our PRC subsidiary’s cash generated from its operations (primarily the service fees to be paid by our VIE under the Exclusive Service Agreement) to extend entrusted loans to our VIE, its subsidiaries and schools. We cannot assure you that we will have timely access to such funding on reasonable terms, in a sufficient amount, or at all.

Restrictions under PRC law on our PRC subsidiary’s ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders or meet other potential future cash needs, we will rely on dividend payment and other distributions made by our PRC subsidiary. As of the date of this annual report, our PRC subsidiary has not paid any dividend to us. Although we believe our PRC subsidiary has the ability to pay dividends to us upon our request, we do not expect to request dividends from our PRC subsidiary in the near future because we plan to have our PRC subsidiary retain all its accumulated profits for its own business operation and expansion. Furthermore, PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory reserve fund until the cumulative amount in such fund reaches 50% of the company’s registered capital. Our PRC subsidiary has recently increased its registered capital from $420,000 to $30.0 million (approximately 20.1% of the increased registered capital has been contributed and the remaining portion is required to be contributed no later than May 2014 under the relevant PRC laws and regulations) and is in compliance with all applicable PRC laws and regulations relating to the allocation of statutory funds. Allocations to this statutory fund can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. As of December 31, 2012, our PRC subsidiary had allocated $0.2 million to these statutory reserve funds. As a result, not all funds of our PRC subsidiary are available to us and our access to such funds is restricted. These and any other limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

We may have been required to obtain prior approval of the CSRC of the listing and trading of our ADSs on the NYSE.

On August 8, 2006, six PRC regulatory authorities, including MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006 and were amended on June 22, 2009. These regulations, among other things, include provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, must obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange, including the case where the SPV acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies. The application of the M&A Regulations is subject to interpretation. On December 14, 2006, the CSRC published procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC, and it would take several months to complete the approval process.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board, or the PCAOB, and as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

The SEC’s recent administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, may affect our ability to meet our reporting obligations as a reporting company.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the SOX against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditor, and also against BDO China Dahua. The Rule 102(e) proceedings initiated by the SEC related to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the SOX, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditor, or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of our ADSs may be adversely affected.

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

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market and other legal restrictions on resale lapse, the trading price of our ADSs could decline. As of December 31, 2012, we had 130,377,436 outstanding ordinary shares. Of these shares, only 28,466,166 ordinary shares represented by ADSs were freely tradable without restriction in the public market. The other 101,911,270 outstanding ordinary shares were eligible for sale in the public market, subject to limitations under Rule 144 under the Securities Act. In addition, an additional 7,275,320 ordinary shares subject to outstanding options and the 2,752,366 unvested restricted shares granted under our 2009 share incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADSs could decline.

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

As a foreign private issuer, we are permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the NYSE corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards. For example, the NYSE Standards require U.S. domestic issuers to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors. We are not subject to these requirements under the Cayman Islands law. Currently, we have a compensation committee composed of one independent director and two non-independent directors. We do not have, nor do we intend to establish, a nominating/corporate governance committee. We believe that the composition of our board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards applicable to U.S. domestic issuers. For example, the NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. The NYSE Standards require shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We intend to comply with the requirements of Cayman Islands law in determining whether shareholder approval is required.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders.

Based on the nature of our business and the projected composition of our income and valuation of our assets, including goodwill, and although it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the passive foreign investment company, or PFIC, rules, we do not believe that we were a PFIC for 2012, although there can be no assurance in this regard. If we are a PFIC, United States Holders, as defined under “Item 10. Additional Information — E. Taxation— United States Federal Income Taxation,” of our ordinary shares or ADSs may be subject to increased tax liabilities under United States federal income tax laws and regulations and will be subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value (determined on a quarterly average) in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2013 or in future taxable year. As the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

Since its inception, Xueda Technology had been our primary operating entity, through which, along with its branches, we conducted all of our operations in the PRC, until the restructuring described below.

Restructuring

PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China. Under the relevant PRC national laws, regulations and administrative requirements, a company may either (i) in the capacity of a school sponsor, obtains a permit from the relevant education authorities to establish private tutoring schools, and use such schools to establish and operate learning centers to provide tutoring services, or (ii) obtains approval from industry and commerce administration authorities to include the relevant services in the authorized scope of business as specified in its business licenses, and directly establish and operate learning centers to provide tutoring services. However, many local government authorities have different views and understandings of the relevant national rules and regulations and have adopted different practices in granting licenses and permits to entities (particularly, foreign-invested entities) providing tutoring services. The local education authorities in many geographic areas have long maintained a local policy of not granting school permits to foreign invested entities. For instance, in response to Xueda Technology’s inquiries, the local education authorities in Beijing and Shanghai, two of Xueda Technology’s key markets, advised Xueda Technology that such local authorities normally would not issue school permits to private schools to be established by Sino-foreign equity joint venture companies. In addition, the industry and commerce administration authorities in certain areas have adopted regional regulations of not allowing “education services” or “tutoring services” to be included in the business scope of any company. As a result, Xueda Technology, as a Sino-foreign equity joint venture company, was not able to obtain school permits to establish and operate private schools, nor could it obtain approval to include education or tutoring service in the authorized scope of business of its subsidiaries, in all geographic areas where it operated.

As Xueda Technology planned on further expanding its business, it became increasingly uncertain whether Xueda Technology could address the then existing compliance issues or obtain the requisite licenses and permits to provide tutoring services in new geographic areas. In addition, we may decide to expand our business into business areas in which foreign ownership and investment are expressly restricted, such as online education services.

To address the uncertainties in our business expansion and to build a national tutoring service network and to minimize regulatory risks relating to restrictions on foreign ownership and investment in business areas we may expand into in the future, we undertook a restructuring during 2009 and 2010. Under this restructuring, we established Xueda Hong Kong, our Hong Kong holding company, and Xuecheng Century, our PRC subsidiary. Our VIE, Xueda Information, was also established by shareholders of Xueda Technology or their designated parties. We control Xueda Information through a series of contractual arrangements, and provide our tutoring services through Xueda Information, its subsidiaries and schools, all of which are PRC domestic entities.

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

Xuecheng Century

Xuecheng Century was established on August 17, 2009 with a business term of 20 years from August 17, 2009 to August 16, 2029. Xuecheng Century does not provide any tutoring services or educational services and therefore is not required to have an authorized business scope that covers such services. As stated on its business license, Xuecheng Century’s scope of business is the research, development and design of computer software and hardware, network technologies, communication technologies and products; the provision of technology transfer, technology services, technology consulting, training in computer technologies related to these products; as well as the sale of proprietary products. Xuecheng Century provides a wide range of technology consulting and management services to our VIE and VIE’s subsidiaries and schools within this business scope.

Xueda Information

On July 13, 2009, the shareholders of Xueda Technology, by themselves or through their respective designated parties, established Xueda Information to replace Xueda Technology as our primary operating entity. Starting from November 2009, Xueda Information and its subsidiaries and schools began to assume substantially all of Xueda Technology’s business, assets and personnel.

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

Currently, all of our tutoring services are provided by Xueda Information and its subsidiaries and schools, through their learning centers. In August 2009, we entered into a series of contractual arrangements with Xueda Information and its shareholders, which provide us with effective control over Xueda Information and enable us to receive substantially all of the economic benefits from Xueda Information and its subsidiaries and schools. Therefore, we treat Xueda Information as our variable interest entity under U.S. GAAP and consolidate Xueda Information and its subsidiaries and schools in China, in which we do not hold any equity or sponsorship interest.

As of December 31, 2012, we operated 383 learning centers in the PRC through Xueda Information’s 48 wholly-owned PRC subsidiaries and 97 tutoring schools.

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

ADS Repurchases

On September 27, 2011, we announced the implementation of a share repurchase program of up to $30 million worth of our outstanding ADSs representing our ordinary shares on the open market at prevailing market prices, in block trades or otherwise. Pursuant to this program, we had repurchased an aggregate of 4,683,016 of our ADSs at an average price of $3.42 per ADS on the open market for approximately $16.0 million as of November, 2012, excluding commissions paid to brokers. The share repurchase program was concluded in November 2012.

B.                                    Business Overview

Overview

We are the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. We are the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2012, based on publicly available information as of December 31, 2012. We believe our leadership position and the fragmentation of the market provide us with significant growth opportunities. Since opening our first learning center in 2004, we have organically built an extensive tutoring service network comprised of 383 learning centers and approximately 13,280 full-time service professionals, serving customers located in 73 economically developed cities across 28 of China’s 31 provinces and municipalities as of December 31, 2012.

We have established “Xueda” as a leading brand in China’s tutoring sector. In 2010, we were named an “Education Institution with A Top National Brand” by Tencent.com, one of the largest and most used Internet service providers in China. In 2011, Sina.com, one of the most visited Internet portals in China, named us one of the “2010 A-List After-School Education Institutions”, “2010 Most Influential ‘Word-of-Mouth’ Reputation in After-School Tutoring”, and “2011 Leading Education Institution in China”. In 2011, Sohu.com, another most visited Internet portal in China, named us one of the “China’s Top 10 Brands in After-School Tutoring.” In August 2011, in recognition of our leading role in personalized education, we were selected to serve as the organizer of the “2011 International Conference on Personalized Education” in Beijing, China, jointly presented by the Chinese Society of Education and the Chinese Association for Non-Government Education. In 2012, Sina.com named us a “2012 Leading Educational Institution In China”, “2012 ‘Five-Star Gold Medal’ After-School Tutoring Team” and “2012 Most Influential ‘Word-of-Mouth’ Reputation in After-School Tutoring”.  In the same year, NetEase, Inc., operator of 163.com, another popular Internet portal in China, named us one of the “2012 Top 10 Brands in After-School Education”, www.eol.cn, the largest online education portal in China, named us one of the “2012 Most Influential After-School Tutoring Institutions”, and China.com.cn, authorized Internet portal established by the Chinese government, named us one of the “2012 Most Recognized Brand In After-School Tutoring by Parents”. We believe our strong brand helps us reach a broad customer base and has contributed to our rapid growth.

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

As a result of our strong brand and effective service model, our business has experienced rapid growth:

•                  Service Network.  We expanded our tutoring service network from 207 learning centers in 53 cities in 2010 to 383 learning centers in 73 cities in 2012, including some of China’s most economically developed cities such as Beijing, Guangzhou, Shanghai, Tianjin, Shenzhen, Chongqing, Nanjing and Wuhan.

•                  Students Served.  We increased the number of students served each year from approximately 89,000 in 2010 to approximately 138,690 in 2012.

•                  Course Hours Delivered.  We increased the course hours delivered each year from approximately 7.0 million hours in 2010 to approximately 10.6 million hours in 2012.

•                  Financial Performance.  Our net revenue increased significantly from $154.1 million in 2010 to $293.2 million in 2012, representing a compound annual growth rate, or CAGR, of 37.9%. For 2010, 2011 and 2012, we recorded net income of $10.3 million, $4.8 million and $2.0 million, respectively.  For the reason of the decrease in net income from 2010 to 2012, see “Item 5.  Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

We conduct our tutoring business through our variable interest entity, or VIE, and its subsidiaries and schools located in 73 cities in China as of December 31, 2012. Although we do not hold any equity interest in our VIE, we exercise effective control over and receive substantially all of the economic benefits from our VIE and its subsidiaries and schools through a series of contractual arrangements with our VIE and its shareholders.

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

Our Service Model

Our personalized service model consists of six main components: assessment, consultation, formulation of a customized study plan, personalized tutoring, delivery of student-oriented supporting services and results. We also seek to involve the parents of our students in each of these components.

Assessment.  For each new student, we commence our services with an assessment by one of our education consultants. A comprehensive assessment test is administered, which consists of questions designed to evaluate the student’s existing academic knowledge, test-taking skills and psychological and behavioral patterns. Our education consultants use the results of the assessment test to analyze the student’s academic strengths and weaknesses, establish a profile of the student’s study preferences and habits, and help the student set or refine his or her academic objectives.

Consultation.  During the consultation, we discuss with the student and his or her parents the student’s past and current academic performance, future academic goals, specific subject and grade level tutoring needs, and any pertinent personal circumstances such as scheduling constraints. We also provide the student with an overview of our personalized service model and explain how we can design a study plan tailor-made to help the student improve his or her academic performance and achieve academic goals.

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

Delivery of supporting services.  Our customized tutoring services also include a comprehensive package of student-oriented supporting services that complements one-on-one tutoring. In addition to the education consultants who provide the initial consultation and our instructors who deliver our educational content, our professional team also consists of study counselors and psychological counselors. Each of our students is assigned to a study counselor, who tracks the student’s progress and achievements throughout his or her learning process and adjusts his or her study plan from time to time to match the student’s progress. Each student also has unrestricted access to optional, free Q&A sessions in study rooms at our learning center, where our instructors are present and available to answer questions and provide additional guidance on study material and general study methods. Our students also have access to our team of psychological counselors, who work with our students to help relieve anxiety, maintain motivation and build self-confidence. We do not include any hours relating to these supporting services in the calculation of our total course hours delivered. Each of our students also benefits from the services of our dedicated team of educational research specialists, who continually monitor the progress of our tutoring programs, develop and update tutoring and training materials based on curricular changes and trends in students’ needs, and fine-tune our service model.

Results.  Throughout the previous several steps, we keep updating the students’ profile and crafting tailor-made study plans for our students on a timely manner. With the joint efforts of our professional team and students’ parents, we target to enhance students’ academic performance and cultivate their good learning habits.

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

Course Materials.  We take a personalized approach with respect to the course materials we use in our tutoring services. For each of our students, we work with standard text books and course materials adopted by the school in which the student is enrolled or is expected to enroll as well as commercially available study aids, and supplement them with selected materials from our educational resources database that we deem to be the best fit for the student’s needs and circumstances. Prior to each tutoring session, our instructors prepare an instruction outline of the course materials to be used at that session, including key knowledge points, examples and illustrations, and questions and exercises. We have built a sizable database that contains these outlines and other course materials and as a result, may not be able to effectively protect this database and course materials. We have registered copyrights with respect to our course materials for the subjects of English, Mathematics and Chinese, which we believe are material to our business operations. We rely on trade secret laws and confidentiality agreements with our employees, contractors and others to protect our copyrights in these proprietary database and course materials.

We currently have 70 employees focused on the research and development of course content and delivery method at our headquarters. In addition, we have research and development personnel in all of our subsidiaries to coordinate the efforts of many of our instructors who regularly participate in research and development projects. We regularly update our educational resources database and supplement it with feedback from our instructors and students. Leveraging this consolidated educational resource database, our content research and development team develops course materials based on students’ needs and preferences.

Service Pricing and Course Fees

We charge for our services by tutoring hours and adjust the hourly rates for the students’ grade levels, the number of course hours purchased, the experience levels of the instructors and local market conditions. Historically, we have observed a certain level of inelasticity in demand for our services and have been able to steadily raise our course fees.

We typically price our services based on an agreed-upon number of tutoring hours over a period of two to eight months and require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. In addition to course fees, each of our new students is required to pay a non-refundable registration fee at the time such student enters into the first service contract with us. The registration fee varies from location to location and normally ranges from RMB300 ($48.2) to RMB500 ($80.3). Students who are unable or unwilling to complete all of the prepaid tutoring hours and wish to terminate the services may be eligible to receive a partial refund, subject to the terms of the agreement they have entered into with us that restrict refunds under certain circumstances and depending on our practice of whether to seek enforcement of these restrictive terms.

Service Professionals

We help our students enhance their academic performance and become well-rounded learners through a combination of services and pedagogical methods. To that end, we assemble for each of our students a team of service professionals consisting of instructors, education consultants, study counselors and psychological counselors.

As of December 31, 2012, our team of full-time service professionals consisted of the following:

Instructors(1)	9,517
Education consultants	2,096
Study counselors	1,597
Psychological counselors	66
Total	13,276

(1)                                 Our full-time instructors collectively delivered 87.1% of our course hours for the year ended December 31, 2012. Our contract instructors collectively delivered 12.9% of our course hours for the same period.

These service professionals are critical to maintaining the quality of our services and to protecting and enhancing our brand and reputation.

Our instructors play a key role in delivering our premium, personalized tutoring services by interacting with students on a regular basis. We seek to attract and retain qualified instructors with solid academic qualifications and teaching experience who are enthusiastic about working with students and can adapt to each of our students’ unique circumstances. In particular, we target new or recent college graduates because they are more likely to adapt to our personalized service model, bond with our students and effectively deliver personalized tutoring services than are long-time teachers more familiar with traditional classroom settings. Over time, we have organically built up a young, energetic and well-qualified team of instructors. As of December 31, 2012, 81.0% of our full-time instructors were under the age of 30. Based on our track record of recruiting from this demographic group, we are developing collaborative programs with a number of teacher’s colleges in China, at which we conduct early campus recruitment and provide pre-graduation training for prospective instructors.

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

Our Service Network

We deliver our services to students through an extensive physical network, consisting of 383 learning centers as of December 31, 2012, all of which are operated by us, in 73 economically developed cities in China. We select new locations based on a variety of factors, including the income level and trend, demographics (in particular, primary and secondary school enrollment), local regulations, rules and implementations relating to after-school tutoring, as well as the presence of competing offerings in the area. We expect to continue to open new learning centers in cities in which we currently have a presence and which exhibit strong enrollment potential. We also expect to continue our expansion into to new geographic locations.

All of our learning centers are directly operated by us under our “Xueda” brand. The following table sets forth the locations of our learning centers and the number of our learning centers at each location as of December 31, 2012.

City	Number of Learning Centers
Beijing	34
Shanghai	28
Guangzhou	18
Tianjin	18
Shenzhen	16
Xi’an	16
Suzhou	12
Changchun	10
Hangzhou	10
Nanjing	10
Taiyuan	10
Dalian	9
Ningbo	9
Wuhan	9
Chengdu	8
Changsha	7
Hohhot	7
Nanchang	7
Shenyang	7
Jinan	6
Wenzhou	6
Chongqing	5
Dongguan	5
Fuzhou	5
Harbin	5
Hefei	5
Kunming	5
Nantong	5
Qingdao	5
Wuxi	5
Zhengzhou	5
Foshan	4
Lanzhou	4
Nanning	4
Daqing	3
Huizhou	3
Baotou	3
Changzhou	3
Guiyang	3
Langfang	3
Shijiazhuang	3
Tangshan	3
Xiamen	3
Baoding	2
Baoji	2
Jilin	2
Luoyang	2
Yangzhou	2
Yantai	2
Yinchuan	2
Anshan	1
Datong	1
Dongying	1
Fushun	1
Fuxin	1
Huaian	1
Jinhua	1
Ma’anshan	1
Qigihar	1
Qujing	1
Shaoxing	1
Taizhou (Zhejiang Province)	1
Taizhou (Jiangsu Province)	1
Weinan	1
Wuhu	1
Xianyang	1
Yancheng	1
Yibin	1
Yichang	1
Yulin	1
Yuxi	1
Zhenjiang	1
Zhuzhou	1
Total	383

Our tutoring service network has experienced a rapid growth during the recent years. However, we had not historically developed adequate controls and procedures regarding due diligence and screening process for opening new learning centers to cope with our rapid business expansion. In addition, there still exist significant uncertainties in local governments’ practice in issuing relevant regulatory approvals and permits, as evidenced by our experience of obtaining relevant approvals and permits for learning centers with similar facilities and other conditions in most but not all of the cities where we operate. As a result, certain of our learning centers commenced operations without education permits or “tutoring services” or any other education related services in their authorized business scope or prerequisite education permits. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — The learning centers of some of our VIE’s subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.” We have been undertaking measures to rectify the potential non-compliance issues and strengthen our risk management relating to the lack of relevant business scope or permits. In order to further control risks relating to potential noncompliance by our existing learning centers, we are in the process of transferring a majority of the incompliant learning centers to our existing tutoring schools or to new tutoring schools to be established. In addition, we are strengthening the implementation of the following controls and procedures for the establishment of new learning centers. We require our local management teams to follow more stringent screening procedures and conduct thorough due diligence in connection with opening new learning centers. In order to identify potential noncompliance risks, the management teams are required to further enhance communications with relevant government authorities to gauge local compliance requirements and regulatory practices. Under our reporting and assessment system, the local management teams are required to report their findings to the senior management team at our headquarters in a timely manner. The senior management team then makes final decisions after consulting our legal counsel and assessing all relevant potential risks and available compliance options.

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

For the year ended December 31, 2012, we delivered tutoring services to approximately 138,690 students. Of these students, approximately 15.9% were at the primary school level, 40.0% were at the middle school level, and 44.1% were at the high school level. In the same year, we delivered approximately 10.6 million course hours. The following tables set forth the course hours delivered contributed by various geographic areas in China in 2012.

For the Year Ended December 31, 2012

Geographic Area	% of Course Hours Delivered
North China	23.1%
Beijing	9.5%
East China	30.7%
Shanghai	5.3%
Northeast China	8.9%
Southwest China	6.6%
South China	11.4%
Guangzhou	6.0%
Northwest China	12.1%
Xi’an	10.0%
Central China	7.2%

Competition

We are uniquely positioned in the tutoring services market in China. We offer premium, personalized tutoring services through our national network, consisting of 383 learning centers in 73 cities across China as of December 31, 2012, and our course offerings cover the full range of academic subjects taught at primary and secondary schools in markets where we operate. Although we compete with many other tutoring service providers for the same customer base, currently we are the only national player in this market to offer personalized tutoring services across a broad range of academic subjects. Our competitors include educational service providers who offer tutoring services in multiple academic subjects in a limited number of geographic locations, such as Ambow Education Holdings Ltd. and TAL Education Group. We also compete with educational service providers who have a national service network but only offer limited personalized tutoring services, such as New Oriental Education & Technology Group, Inc.

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

Strategic Investment

As part of our growth strategy, we intend to form strategic alliances and make selective complementary acquisitions and investments to help drive future growth. In March 2012, Xueda Information and two individuals, one of whom is the wife of Mr. Xin Jin, our co-founder and chief executive officer, and Mr. Junbo Song, one of the shareholders of our VIE, entered into a share transfer framework agreement with the selling shareholders of Beijing Weland International Education and Technology Corp., or Weland, a company incorporated in China that organizes Chinese students to attend various model United Nations conferences and the relevant training in the United States and China. Pursuant to this agreement, in June 2012, Xueda Information acquired 60% of the equity interest in Weland for a consideration of RMB18.9 million ($3.0 million). The two individuals acquired an aggregate of 10% of the equity interest in Weland for an aggregate consideration of RMB3.1 million ($0.5 million). We expect this acquisition to diversify our services. In August 2012, we purchased, for a consideration of $4.8 million, a 12.72% equity interest in Firstleap Education, a company incorporated in the Cayman Islands that provides English tutoring services to two- to ten-year-old children in China. We expect this investment in the long term to expand our service offerings, strengthen our position in the Chinese private tutoring sector and diversify our revenue streams.

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

Regulations on Private Education

The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education and the PE Implementation Rules.

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

The Law for Promoting Private Education and the PE Implementation Rules

The Law for Promoting Private Education became effective on September 1, 2003, and the PE Implementation Rules became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds.

Under relevant PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” Accordingly, a sponsor holds “sponsorship interest” in a school, as opposed to “equity interest” an owner holds in a company. The economic substance of “sponsorship” with respect of private schools is substantially similar to that of ownership with respect to legal, regulatory and tax matters. The major differences between sponsorship and ownership are as follows:

•                  Right to receive return on investment.  The portion of after-tax profits that can be distributed by a company to its owner is different from that distributed by a school to its sponsor. Under the PRC Company Law, which became effective on January 1, 2006, a company is required to allocate 10% of its after-tax profits to statutory reserve funds, while under the Law for Promoting Private Education, a school that distributes reasonable returns is required to allocate no less than 25% of its annual net profit to its development fund as well as make allocation for mandatory expenses as required by applicable laws and regulations. In addition, although the decision-making body of the school has the power to determine what constitutes “reasonable returns,” none of the current PRC laws and regulations provides a formula or guidelines for such determination.

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

Despite the above differences between sponsorship and ownership, the sponsor of a private school has effective control over such private school under the Law for Promoting Private Education through controlling the executive council or board of directors of such school, which is the decision-making body of the school, in the same manner as a shareholder controls a company’s board of directors. Through the school’s decision-making body, the sponsor exercises a broad range of powers, including (i) the appointment and dismissal of the school principal, (ii) the amendment of articles of association of the school and formulation of rules and regulations of the school, (iii) the adoption of development plans and approval of annual work plans, (iv) raising funds for school operations and adoption of budgets and final accounts, (v) making decisions on the size and compensation of the staff, (vi) making decisions on the division, merger or termination of the school, and (vii) making decisions on other important matters of the school. In addition, through controlling the decision-making body, the sponsor also has the power to use and manage the properties of the school in accordance with relevant laws and regulations.

Private schools providing certifications, pre-school education, education for self-study aid and other academic education are subject to approval by the education authorities, while private vocational schools are subject to approvals from the authorities in charge of labor and social welfare. A duly-approved private school will be granted a permit for operating a private school, and must be registered with the MCA or its local counterparts as a privately-run non-corporate entity. These regulations also provide that, with respect to for-profit, private training centers registered at SAIC or its local counterparts, separate administration measures will be formulated by PRC State Council. However, as of the date of this annual report, no such administrative measures have been promulgated by PRC State Council or other competent authorities.

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

As of December 31, 2012, 95 of our 97 schools were solely sponsored and established either directly by our VIE or by one of our VIE’s subsidiaries, and two of our 97 schools were sponsored and established directly by one of our VIE’s schools. The sole sponsors of 93 of the 97 schools are either our VIE or one of its wholly-owned subsidiaries or schools in China. The sole sponsors of the remaining four schools are Rubin Li, chairman of our board of directors, Xin Jin, our chief executive officer, and another individual who is a manager of one of the subsidiaries of the VIE, respectively. These individuals hold the sponsorship interests of these four schools on behalf of our VIE under certain nominee agreements between our VIE and these individuals, as the local education authorities in certain districts of these the cities where these three schools are located require that (i) the sponsor of a private school must be an individual (not an enterprise) or (ii) the sponsor of a private school must be a local resident, which makes it impossible for our VIE or any of its subsidiaries to serve as a sponsor of these schools.

Private schools are divided into three categories: (i) private schools established with donated funds, (ii) private schools that distribute reasonable returns and (iii) private schools that do not distribute reasonable returns. As of December 31, 2012, 95 of our 97 schools were registered as private schools that distribute reasonable returns, and the remaining two of our 97 schools were registered as schools that do not distribute reasonable returns.

As none of our schools were established with donated funds, we discuss the major differences between private schools that distribute reasonable returns and those that do not as follows:

•                  Economic rights.

In the case of private schools that distribute reasonable returns, sponsors of these schools have the right to seek the distribution of reasonable returns from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations.  A private school that distributes reasonable returns to its sponsors must be permitted to do so by explicit provisions of its articles of association. The percentage of the school’s annual net balance that can be distributed as reasonable returns should be determined by the school’s board of directors or executive council, taking into consideration the following factors: (i) the school’s tuition and fees, (ii) the ratio of the school’s expenses used for educational activities and improvement of the educational conditions to the total tuition and fees collected; and (iii) the admission standards and educational quality. Certain information relating to the factors discussed above is required to be publicly disclosed before the board of the school may determine the amount of reasonable returns for distribution. Such information and the decision to distribute reasonable returns is also required to be filed with the approval authorities within 15 days of the board’s decision. However, none of the current PRC laws and regulations provides a formula for or clear guidelines on determining what constitutes reasonable returns.

Currently, none of the PRC laws or regulations sets forth sponsors’ economic rights in schools that do not distribute reasonable returns.

•                  Allocation of development fund.  At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. As of December 31, 2012, all of our 97 schools were in compliance with the existing laws and regulations regarding the allocation of their development funds.

In the case of a private school that distributes reasonable returns, this amount must be at least 25% of the annual net income of the school, as determined in accordance with generally accepted accounting principles in the PRC.

In the case of a private school that does not distribute reasonable returns, this amount must be at least 25% of the annual increase in the net assets of the school, if any, as determined in accordance with generally accepted accounting principles in the PRC.

•                  Tax status.

The PE Implementation Rules provide that the preferential tax treatment policies applicable to private schools that distribute reasonable returns are to be formulated by the finance, tax and administration departments of the State Council. However, to date, no such regulations have been promulgated.

The PE Implementation Rules provide that private schools that do not distribute reasonable returns are entitled to the same preferential tax treatment as public schools. According to the Notice of the Ministry of Finance and the State Administration of Taxation on Education Tax Policies issued in 2004, public schools are exempt from business tax, income tax and other taxes. However, the above mentioned preferential tax treatments applicable to public schools are not part of the preferential tax treatments stipulated in the EIT Law, resulting in different interpretations and implementations of these laws and regulations by local tax authorities in practice.

Due to the uncertainties as to what preferential tax treatments are applicable to our schools discussed above, we do not adopt any preferential tax treatment in our tax policy. Instead, all of our schools, including our schools that distribute reasonable returns and those that do not, have accrued and paid all taxes that are applicable to an enterprise.

•                  Right to the distribution of residual properties.

Regardless of whether distributing reasonable return or not, the Law for Promoting Private Education provides that properties that remain upon termination and liquidation of a school after payment of relevant fees and compensations shall be made in accordance with other relevant laws and regulations. However, there have been no other relevant national laws and regulations addressing the distribution of residual properties upon termination and liquidation of a private school.

•                  Business operations.

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

The information we currently provide via Internet is non-commercial Internet information services. We have completed the required record filing for such services. We do not currently conduct commercial online education business and will obtain the relevant approvals and licenses as required by relevant PRC laws and regulations when we intend to conduct such business.

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

Regulations on Foreign Exchange

Under the Foreign Exchange Administration Rules (1996), as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade related receipts and payments, interest payments and dividend distributions. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi from or into a foreign currency, such as U.S. dollars, and remittance of the foreign currency into or out of the PRC.

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

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency denominated capital of a foreign-invested company may only be used for purposes within the business scope stated on the business license of the company and may not be used for equity investments within the PRC unless specifically provided for otherwise. SAFE also strengthened its oversight over the flow and use of Renminbi converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and such Renminbi may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules. In addition, SAFE promulgated a circular on November 19, 2010, or Circular 59, which tightens the regulation over settlement of net proceeds from overseas offerings like our initial public offering and requires that the settlement or net proceeds must be consistent with the description in the prospectus for the initial public offering. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties. On November 19, 2012, SAFE promulgated the Circular on Further Improvement and Adjustment of the Foreign Exchange Administration Policy for Foreign Direct Investments, or Circular 59. Although Circular 59 deepens the reform of the foreign exchange administration system and simplifies the foreign exchange approval procedure for foreign direct investments in China, the restrictions imposed by Circulars 142, 59 and 45 regarding the conversion by a foreign-invested company of foreign currencies into Renminbi remain unchanged.

We expected that a substantial portion of the proceeds of our initial public offering will be used by our PRC subsidiary to meet its working capital needs and for general corporate expenses in connection with its business expansion.  Meanwhile, we believe that our VIE will have adequate cash from its operations to support its own operation and expansion. Therefore, we do not expect to transfer any significant amount of the proceeds of our initial public offering to our VIE or its subsidiaries or schools. However, to the extent we need to transfer any proceeds of our initial public offering to our VIE, its subsidiaries or schools through our PRC subsidiary, Circulars 142, 59 and 45 may significantly limit our ability to do so. In such an event, we may have to obtain external financing for our VIE, its subsidiaries or schools or use our PRC subsidiary’s cash generated from its operations (primarily the service fees to be paid by our VIE under the Exclusive Service Agreement) to extend entrusted loans to our VIE, its subsidiaries and schools, and we cannot assure you that we will have timely access to such funding on reasonable terms, in a sufficient amount, or at all.

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

We have registered certain domain names, including 21edu.com, xueda.com, ejiajiao.com, exueda.com and xue.com in accordance with such regulations relating to domain names and website names.

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

Regulation of Trademark Protection

The PRC Trademark Law, adopted in 1982 and amended in 2001, protects the proprietary rights to registered trademarks. The Trademark Office of SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. Our PRC subsidiary, Xuecheng Century, has registered various trademarks and logos, including ““, “Xueda,” ““ and ““, with the Trademark Office of SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of certain other trademarks and logos, including ““ and “Elite Class”, which means “prime learning”, for our small-group tutoring programs and other trademarks and logos for our operations.  Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks.

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

As of December 31, 2012, 2011 and 2010, we had 16,454, 15,074 and 12,930 full-time employees, respectively, including 9,517, 8,329 and 7,575 instructors, respectively. As of December 31, 2012, we had the following full-time employees by department: 9,517 instructors, 1,597 study counselors, 2,096 education consultants, 66 psychological counselors, 692 in sales and marketing and 2,486 in general and administrative functions, including 70 education research specialists.

C.                                    Organizational Structure

We are a holding company and were incorporated in the Cayman Islands on April 24, 2009. We own 100% of the equity interests in China Xueda Corporation Limited, a holding company incorporated in Hong Kong, or Xueda Hong Kong, which owns 100% of the equity interests in Xuecheng Century, our PRC subsidiary, incorporated in the PRC by us on August 17, 2009.

The following chart sets forth our corporate and operational structure as of December 31, 2012:

Equity interest.

Sponsorship interest.

Contractual arrangements, including the Exclusive Service Agreement, the Pledge Agreement, the Exclusive Purchase Right Contract and the Powers of Attorney.

(1)	Beijing Xueda Education & Training Consulting Co., Ltd. was established in October 2011 and has not started business operation as of the date of this annual report.

(2)	These 2 subsidiaries only provide supplementary services and do not directly operate any school or learning center.

(3)

These 23 schools include:

(a)            19 schools directly held by our VIE, one of which is registered as a school that does not distribute reasonable returns; and

(b)            2 schools held by Mr. Xin Jin, our co-founder and chief executive officer; 1 school held by Mr. Rubin Li, chairman of our board of directors, which is registered as a school that does not distribute reasonable returns; and 1 school held by a manager of one of our VIE’s subsidiaries. These individuals hold these 4 schools on behalf of our VIE under certain nominee agreements between these individuals and our VIE.

(4)	These 97 schools include 95 that distribute reasonable returns and 2 that do not distribute reasonable returns.

(5)

These 82 learning centers include:

(a)           8 learning centers established and operated by the school held by Mr. Xin Jin (see note 3 above);

(b)           5 learning centers established and operated by the school held by Mr. Rubin Li (see note 3 above); and

(c)            1 learning center established and operated by the school held by the other individual (see note 3 above).

These 14 learning centers held by these individuals under nominee agreements contributed an aggregate of 3.9% of our consolidated net revenues in 2012.

(6)

These 82 learning centers also include 9 learning centers established and operated by the 2 schools that do not distribute reasonable returns (see note 4 above). These 9 learning centers contributed an aggregate of 3.1% of our consolidated net revenues in 2012.

(7)

These 143 learning centers established and operated by our VIE’s subsidiaries include (i) 58 learning centers that do not have any education related services in their approved scope of business and (ii) 67 learning centers that have included, among others, “education information” or “education technology related consultation” rather than “education services” or “tutoring services” in their respective approved business scope. These 58 and 67 learning centers contributed 8.0% and 17.0%, respectively, of our consolidated net revenues in 2012.  See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — The learning centers of some of our VIE’s subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.”

(8)

These 240 learning centers established and operated by our VIE’s schools include 21 learning centers which were not properly registered as required. These 21 learning centers contributed an aggregate of 1.3% of our consolidated net revenues in 2012. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — Some of our subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.”

Currently, we conduct all of our operations in China through Xuecheng Century, our PRC subsidiary, as well as through a series of contractual arrangements with Xueda Information, our VIE, and its shareholders. Our tutoring business is directly operated by and, as a result, all of our revenue is generated from Xueda Information and its subsidiaries and schools, in which we do not hold any equity or sponsorship interest, as the case may be. As of February 28, 2013, we had a total of 386 learning centers in 73 cities which were established and operated by 48 subsidiaries and 99 schools of our VIE.

PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China. However, many local government authorities have different views and understandings of the relevant rules and regulations and have adopted different practices in granting licenses and permits for foreign-invested entities providing tutoring services. As a result, there remain significant uncertainties as to whether Xuecheng Century, a wholly foreign owned enterprise under the PRC law, could obtain the requisite licenses and permits to provide tutoring services. See “Item 4. Information on the Company — A. History and Development of the Company — Restructuring.” In addition, we may decide to expand our business into business areas in which foreign ownership and investment are expressly restricted, such as online education services. To address these uncertainties and minimize regulatory risks relating to restrictions on foreign ownership and investment in business areas we may expand into in the future, we have adopted the current organizational structure.

We do not have equity or sponsorship interests in Xueda Information, its subsidiaries or schools. However, as a result of the contractual arrangements described below, we have the power to direct the activities of Xueda Information that most significantly impact its economic performance and the right to receive substantially all of Xueda Information’s economic benefits. Therefore, we treat Xueda Information as our variable interest entity under U.S. GAAP.

We have consolidated the net revenues of Xueda Information and its subsidiaries and schools in our consolidated financial statements in accordance with U.S. GAAP. For the years ended December 31, 2010, 2011 and 2012, $155.0 million, $223.4 million and $294.0 million, or 100%, 100% and 100%, respectively, of our total net revenues are attributable to Xueda Information and its subsidiaries and schools as they conduct all of our tutoring business. As of December 31, 2011 and 2012, Xueda Information and its subsidiaries and schools accounted for an aggregate of 39% and 49%, respectively, of our consolidated total assets, and 99% and 86%, respectively, of our consolidated total liabilities. The assets not associated with Xueda Information and its subsidiaries and schools in these years primarily consisted of cash held by Xueda Education Group, Xueda Hong Kong and Xuecheng Century. The table below sets forth a summary of the cash balances by currency held by Xueda Education Group, Xueda Hong Kong and Xuecheng Century as of December 31, 2011 and 2012, respectively. All of the cash amounts held by Xueda Education Group and Xueda Hong Kong set forth below related to the proceeds from our initial public offering completed in November 2010 and the Warburg Pincus investment completed in conjunction with our initial public offering.

	As of December 31,
	2011	2012
	(in thousands of $)
Xueda Education Group	154,055	140,965
Denominated in $	695	24,948
Denominated in RMB	153,360	116,017

Xueda Hong Kong	9,686	207
Denominated in $	—	64
Denominated in RMB	9,686	143

Xuecheng Century	1,273	9,350
Denominated in $	421	6,318
Denominated in RMB	852	3,032

Currently we do not anticipate requesting Xuecheng Century to transfer any cash outside of China to meet our cash needs. However, should such a need arise in the future, we may meet such need with dividend distributions from Xuecheng Century as described under “Item 3.D. Risk Factors—Risk Factors Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.” Any dividend distribution by Xuecheng Century will incur certain cost in the form of withholding tax as discussed under “Item 3.D. Risk Factors—Risk Factors Relating to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits.”

Exclusive Technology Consulting and Management Services Agreement.  Pursuant to the Amended and Restated Exclusive Technology Consulting and Management Services Agreement, or the Exclusive Service Agreement, entered into on August 28, 2009 as amended and restated on July 28, 2010 between Xuecheng Century and Xueda Information, Xuecheng Century has the exclusive right to provide technical consulting and management services to Xueda Information. Such services include course material research and development, employee training, technology development, transfer and consulting services, public relation services, market development and planning services, and other services as the parties may mutually agree from time to time. The Exclusive Service Agreement entitles Xuecheng Century to charge Xueda Information annual service fees that amount to substantially all of the net income of Xueda Information before the service fees. Xuecheng Century has the right to terminate this agreement, at any time during the term of this agreement, by 30-day prior written notice to Xueda Information, whereas Xueda Information may only terminate this agreement on the ground of Xuecheng Century’s gross negligence, fraud or other illegal act, or bankruptcy, lawful dissolution or termination of Xueda Information. Unless terminated earlier in accordance with the above provisions, this agreement has a term of ten years and can be extended automatically, unless indicated otherwise by Xuecheng Century.  Xuecheng Century recognized service fees in the total amount of RMB119.0 million ($18.9 million) for the year ended December 31, 2012, in consideration for services provided to Xueda Information. The service fees recognized in 2012 were eliminated upon consolidation and had been paid by Xueda Information to Xuecheng Century as of December 31, 2012.

Pledge Agreement.  Pursuant to the Amended and Restated Pledge Agreement, or the Pledge Agreement, entered into on August 28, 2009, as amended and restated on December 31, 2010, among Xuecheng Century and each of the shareholders of Xueda Information, each shareholder of Xueda Information has agreed to pledge his or her equity interest in Xueda Information to Xuecheng Century to secure the performance of Xueda Information’s obligations with respect to the fees payable under the Exclusive Service Agreement, and each shareholder of Xueda Information has agreed not to transfer, pledge or otherwise create any encumbrance on his or her equity interest in Xueda Information without the prior written consent of Xuecheng Century. The Pledge Agreement also provides that, starting from the date of its execution, Xuecheng Century is entitled to all income in cash or otherwise, such as all dividends, generated by the pledged equity interest. This agreement has a term of ten years, which will be extended automatically if the Exclusive Service Agreement is extended upon expiry. Our PRC counsel has advised us that the pledges were created and are effective, as such pledges have been registered with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive Purchase Right Contract.  Pursuant to the Amended and Restated Exclusive Purchase Right Contract, or the Exclusive Purchase Right Contract, entered into on August 28, 2009, as amended and restated on July 28, 2010, among Xuecheng Century, Xueda Information and its shareholders, each shareholder of Xueda Information is obligated to sell to Xuecheng Century, and Xuecheng Century has an exclusive and irrevocable right to purchase from such shareholder, or cause such shareholders to sell or transfer to Xuecheng Century’s designated party, all or part of such shareholder’s equity interest in Xueda Information to the extent permissible under applicable PRC law. The purchase price to be paid by Xuecheng Century or its designated party will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.  Currently, PRC national laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China, nor would the exercise of the purchase price by Xuecheng Century be restricted under PRC national laws and regulations. However, as there remain uncertainties as to whether Xuecheng Century, a wholly foreign owned enterprise under the PRC law, could obtain the requisite licenses and permits to provide tutoring services in practice, we do not expect Xuecheng Century to exercise this purchase right in the foreseeable future. Even if these uncertainties no longer exist in the future, before we determine whether and when to exercise this purchase right, we will also consider all relevant factors including the needs of our business operations and the regulatory environment, and will exercise such purchase right in the manner set forth in this agreement and in accordance with applicable PRC laws and regulations. We do not believe that our right to exercise this purchase right will be affected by the current uncertainties as this agreement will remain in force until Xuecheng Century or its designated party purchases all of Xueda Information’s equity interests from shareholders of Xueda Information.

Under the Exclusive Purchase Right Contract, Xueda Information undertakes that, before the purchase by Xuecheng Century or its designated party, (i) it will prudentially and effectively conduct its business, deal with its affairs and maintain its existence in accordance with good financial and commercial standards and practices; and (ii) it will at all times conduct all of its operations during the ordinary course of business so as to maintain the value of the assets of Xueda Information and will refrain from any action or inaction sufficient to affect the operating conditions and asset value of Xueda Information. In addition, the shareholders of Xueda Information undertake that, other than the pledges created on the equity interest of Xueda Information under the Pledge Agreement, (i) without prior written consent of Xuecheng Century, it will not sell, transfer, mortgage or otherwise dispose of any legal or beneficial interest in Xueda Information or allow the creation of any encumbrance thereon; and (ii) it will cause the shareholders’ meeting of Xueda Information not to approve, in the absence of prior written consent of Xuecheng Century, sale, transfer, mortgage or other disposal of any legal or beneficial interest in Xueda Information or creation of any encumbrance thereon.

Powers of Attorney.  Pursuant to the Powers of Attorney executed on August 28, 2009 by each of the shareholders of Xueda Information, each such shareholder irrevocably entrusted Xuecheng Century to exclusively exercise such shareholder’s rights in Xueda Information, including without limitation, the power to participate in and vote at shareholders’ meetings and execute shareholders’ resolutions; exercise all shareholders’ rights under the law and Xueda Information’s constitutional documents; the power to nominate and appoint the legal representative, the chairperson of the board of directors, directors, executive directors, supervisors, general managers and other senior management of Xueda Information for so long as he or she remains a shareholder of Xueda Information; and the right to sign the transfer agreement on behalf of the shareholders that is necessary to enforce the Pledge Agreement and the Exclusive Purchase Right Contract. The Articles of Association of Xueda Information provide that the major rights of its shareholders include the right to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Xuecheng Century has the ability to exercise effective control over Xueda Information through shareholder votes and, through such votes, to also control the composition of Xueda Information’s board of directors. As a result of these contractual rights, we have the power to direct the activities of Xueda Information that most significantly impact its economic performance and exercise control.

These contractual arrangements between our PRC subsidiary and Xueda Information and its shareholders enable us to:

•                  exercise effective control over Xueda Information and its subsidiaries and schools;

•                  receive substantially all of the economic benefits from Xueda Information and its subsidiaries and schools in consideration for the services provided by Xuecheng Century; and

•                  have an exclusive and irrevocable right to purchase all or part of the equity interests in Xueda Information at a time we determine suitable after considering all relevant factors, including the needs of our business operations and the regulatory environment.

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

D.                                    Property, Plant and Equipment

Except for four learning centers in Hefei, Anhui Province, Jinan, Shandong Province, Hangzhou, Zhejiang Province and Yancheng, Jiangsu Province, which have an aggregate space of 2,358 square meters, we currently lease all of the properties we use to operate our business. Our headquarters are located in Beijing, China, where we lease approximately 3,106 square meters of office space. As of December 31, 2012, we leased an aggregate of approximately 293,850 square meters of space for our learning centers.

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

A.                                   Operating Results

Overview

We are the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. We derive our revenue from providing services through a results-oriented, student-centric service delivery model that features personalized tutoring. Since opening our first learning center in 2004, we have organically built an extensive tutoring service network comprised of 383 learning centers (240 of which were established and operated by our VIE’s or its subsidiaries’ 97 schools and 143 of which were established and operated by our VIE’s subsidiaries) and approximately 13,280 full-time service professionals, serving customers located in 73 economically developed cities across 28 of China’s 31 provinces and municipalities as of December 31, 2012.

Our business continued to grow rapidly in the year ended December 31, 2012. In 2012, we added 88 new learning centers, bringing our total number of learning centers to 383. In addition, we served approximate 138,690 students and delivered a total of approximately 10.6 million course hours during this year.

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

For the years ended December 31, 2010, 2011 and 2012, our annual course hours delivered increased from approximately 7.0 million hours in 2010 to approximately 9.0 million hours in 2011, and then to approximately 10.6 million hours in 2012.  The increase in our course hours delivered was primarily the result of the following factors.

•                  Number of learning centers.  The increase in our course hours delivered has been driven to a substantial extent by the expansion of our tutoring service network. The total number of learning centers in operation increased from 207 in 2010 to 295 in 2011 and to 383 as of December 31, 2012. The number of cities covered by our tutoring service network increased from 53 at the end of 2010 to 63 at the end of 2011 and 73 as of December 31, 2012. We believe the increase in the number of learning centers and the geographic expansion of our service network have significantly enhanced our brand recognition across the country, which has in turn contributed to the increase in the number of course hours delivered.

•                  Number of students served.  The increase in the number of students we serve is also an important driving force of our course hours delivered. We have increased the number of students served through opening new learning centers to further expand our capacity and increasing the utilization of the capacity of our existing learning centers. The number of our annual students served increased from approximately 89,000 in 2010 to approximately 117,000 in 2011 and to approximately 138,690 in 2012.

•                  “Size” of service contracts.  The “size” of our service contracts refers to both the total course hours purchased and service periods under the service contracts. In 2012, the average number of course hours purchased under each service contract ranged from 80 to 100 hours. The service periods under our service contracts are stipulated based on the needs of our students, which may be longer than one year and typically range from two to eight months, a decrease from three to ten months in 2010.  The decrease in the length of the service periods is primarily a result of our continuous efforts to strengthen our course planning by further fine-tuning our consultation session with potential students which enables the students to complete purchased course hours more efficiently and in a shorter period. We consider the “size” of our service contracts as an important factor affecting our business operations, particularly the results of the immediately succeeding fiscal period. First, service contracts with a large “size” help us secure course hours purchased and longer term revenue. Second, revenue not recognized in the current fiscal period as a result of a service term that lasts beyond the end of the current fiscal period will be recorded as deferred revenue, which does not directly impact the results of operations of the current fiscal period, but provides us with a reasonable level of revenue visibility into the succeeding fiscal periods. By analyzing the amount and composition of such deferred revenue, we can plan our operation and resource allocation accordingly, which helps us enhance our overall operating efficiency.

•                  Course hours delivered per full-time instructor and course hours delivered per square meter of learning centers.  We believe course hours delivered per full-time instructor provides a meaningful measure to assess the utilization rate of our service professionals, and course hours delivered per square meter of learning centers helps us assess the utilization rate of our physical premises and facilities. As such, we believe these two measures help us assess and monitor our operating efficiency and started considering these two measures in early 2013 in our results of operations analysis. Course hours delivered per full-time instructor increased by 6.8% to 975 hours in 2012 from 913 hours in 2011. Over the same period, course hours delivered per square meter of learning centers decreased 15.3% from 43.3 hours in 2011 to 36.7 hours in 2012.

•                  Course Fee Related Factors.  Our results of operations are affected by the following course fee related factors:

•                  Average hourly course fee.  Our ability to maintain and increase our hourly course fees is an important factor that affects our net revenue. We determine hourly course fees on the basis of a number of factors, primarily the students’ grade levels, the number of course hours purchased and the experience levels of the instructors. We adjust hourly course fees based on local market conditions. Due to the increasing demand for tutoring services, our reputation in the tutoring market and the high quality of our tutoring programs, we were able to steadily raise hourly course fees in the past few years. Our average hourly course fee increased from close to $23 in 2010 to $26 in 2011 and further to $28 in 2012. Under favorable conditions and after taking into consideration such factors as the expected level of competition and the demand and supply situation in the tutoring market, we may decide to further raise our hourly course fees in a disciplined manner in selected geographic markets.

•                  Course fee payment and refund.  We require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. In addition to course fees, each of our new students is required to pay a non-refundable registration fee at the time such student enters into their first service contract with us. The registration fee varies by location and normally ranges from RMB300 ($48.2) to RMB500 ($80.3).

Students who are unable to complete all of the prepaid course hours within the service period set forth in the service contract may choose to extend the service period for up to 40 days according to the contractual terms upon prior notice to us, or they may choose to terminate the service contract prior to the expiration of the service period and receive a refund for the course hours prepaid but not delivered. Course fees prepaid for courses purchased but not delivered due to reasons attributable to the students will not be refundable after 26 months of the expiration of the service period set forth in the service contract. Refunds do not affect our reported revenue as the refunded course fees are not yet recognized as revenue before the services are delivered, but have an adverse effect on our cash flow for the period in which the refunds are made. In 2010, 2011 and 2012, course fees refunded amounted to $18.7 million, $18.7 million and $29.0 million, respectively. The increase in the amount of course fees refunded was primarily due to the increased number of students served in these periods. The total amount of course fees in cash we received amounted to $206.9 million, $262.9 million and $366.6 million in 2010, 2011 and 2012, respectively. For the same periods, our refund rate, defined as the percentage of course fee refunded in a period out of the total amount of course fees collected in such period, was 9.1%, 7.1% and 7.9%, respectively. The refund rate is a cash management measure which only reflects the impact of the refunds on our cash flow.

•                  Proportions of Learning Centers at Various Development Stages.  When we open new learning centers, it takes time to build management and service teams, accumulate local experience, establish track records and fully ramp up their operation. Learning centers at various development stages have different performance, characteristics and effects on our results of operations. We historically divided our learning centers into four categories based on their development stage. Primarily as a result of the rapid expansion and development of our business, starting from 2012, we divide our learning centers into the following three categories based on their development stages. We believe such re-categorization better represents the different performance, characteristics and effects on our results of operations among our learning centers going forward.

•                  Start-up learning centers.  We refer to learning centers in the first 12 months of their operations as “start-up learning centers.” Typically, a start-up learning center incurs significant fixed costs and operating expenses, yet it takes longer for its students served and course hours delivered to ramp up.

•                  Growth learning centers. We refer to learning centers in operation between 12 and 36 months as “growth learning centers.” Typically, both the revenue and net income of a growth learning center increase rapidly.

•                  Mature learning centers.  We refer to learning centers with an operating history of 36 months or longer as “mature learning centers.” A mature learning center typically is capable of achieving consistently healthy levels of profitability.

The table below sets forth the numbers of learning centers at various development stages as of the dates indicated, applying the new categorization.

	As of December 31,
	2010		2011		2012
		% of		% of		% of
Development Stage	Number	Total	Number	Total	Number	Total
Start-up learning centers	76	36.7	97	32.8	109	28.5
Growth learning centers	99	47.8	99	33.6	142	37.1
Mature learning centers	32	15.5	99	33.6	132	34.4
Total	207	100.0	295	100.0	383	100.0

A learning center incurs a substantial amount of fixed costs and expenses throughout its various stages. Such fixed costs and expenses primarily consist of teaching staff’s base salaries, rental and office expenses, leasehold improvement depreciation, and expenses related to management team and administrative staff. With such fixed costs and expenses, and with the fact that a start-up learning center typically has relatively lower utilization at its earlier stage of development, a large number of newly-opened learning centers may lower our overall profitability on a consolidated basis in the first 12 to 18 months after their opening. For example, we opened 88 and 100 new learning centers in 2011 and 2012, respectively (we also closed 12 learning centers in the second half of 2012), whereas 76 and 88 new learning centers were opened in 2010 and 2011, respectively. Compared to the 164 learning centers opened in 2010 and 2011, the 188 learning centers opened in 2011 and 2012, which were start-up learning centers for the most part in 2011 and 2012, had a more significant adverse effect on the gross margin in 2012. In addition, the variation in proportions of learning centers at various development stages in any specific period may affect our overall results of operations and profitability in such period. As our business continues to grow and the base of mature learning centers expands, we expect that the adverse impact of start-up learning centers on our overall results of operations will be less significant over time.

Furthermore, the average cost for opening new learning centers as reflected by capital expenditures remained stable in 2010 and 2011, and decreased from 2011 to 2012. Capital expenditures per learning center, including expenditures incurred for leasehold improvement and property and equipment, were approximately RMB1.2 million ($0.2 million) in 2010 and 2011, and RMB 0.8 million ($0.1 million) in 2012. The decrease in capital expenditures per learning center was primarily attributable to our implementation of budget control on leasehold improvements, including a decrease in average lease space per learning center from 700-900 square meters for learning centers opened in 2010 and 2011 to 400-600 square meters for learning centers opened starting from 2012. The smaller average size of the learning centers opened in 2012 is due to the fact that most of these learning centers are added to markets where we have already established a presence, in order to meet the market demand not yet fully satisfied by our existing learning centers in those markets. Going forward, we will determine the size of our learning centers taking into consideration of the operation needs and market demand of our services in the various geographic areas.

We believe that, the average hourly course fee aside, a learning center’s revenue-generating capacity depends on the maximum course hours that can possibly be delivered at such learning center in a given period, which in turn is a function of (i) the space/size of such learning center, which translates into the maximum student space (i.e., the number of students that can be housed at a time); and (ii) the maximum number of course hours that can be scheduled for each student space in such period. Although by improving the learning center’s course scheduling capability and increase the average number of course hours delivered for each student space, it is possible to increase the revenue-generating capacity, we believe that a learning center’s revenue-generating capacity is largely determined by its space/size, which is not affected by the development stage of such learning center. The development stage of a learning center affects the utilization of its revenue-generating capacity: at a learning center’s early development stage when its operation is not fully ramped up yet, the learning center’s utilization of its revenue-generating capacity is low. As such learning center becomes mature, the utilization of its revenue-generating capacity increases.

Although the new learning centers opened in 2012 and onwards may have a smaller average size compared to learning centers opened in prior years, we expect our overall revenue generating capacity to increase as we continue to open new learning centers. We also expect the overall utilization of our existing revenue generating capacity to increase as more learning centers become mature.

•                  Seasonality.  Our results of operations are also affected by seasonal factors. On an individual learning center basis, our net revenue is typically relatively higher in the second quarter compared to the other quarters in the year, because our learning centers generally have the largest number of students served and the highest course hours delivered in the second quarter of each year, the time when most primary and secondary school students prepare for the final exams in the spring semester and, particularly, ninth-grade and 12th-grade students are about to take the high school and college entrance exams in China. Our individual learning centers generally have the lowest number of students served and course hours delivered in September as fewer students use tutoring services immediately after school year starts at the beginning of that month. The month in which the Chinese New Year falls in generally is also a slow month as fewer new students are served immediately before and around the holiday season, which is typically in January or February of each year. As a result, on an individual learning center basis, our revenue is typically relatively lower in the January or February and September of the year.

On the other hand, our costs and expenses generally are not significantly affected by seasonal factors, as a significant portion of such costs and expense are fixed. As a result, our profitability in January or February (depending on which month the Chinese New Year falls in) and September of the year is typically affected the most by such adverse seasonal factors.

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

	For the Year Ended December 31,
	2010	2011	2012
Net revenue (in thousands of $)	154,144	221,738	293,157
Total course hours delivered (in thousands)	7,043	9,029	10,622
Number of students served	88,761	116,900	138,688
Number of learning centers (at period end)	207	295	383
Average hourly course fee (in $)(1)	23	26	28

(1)         Represents gross revenue which is computed as net revenues plus business tax, divided by the total course hours delivered in the relevant period.

Cost of Revenue and Operating Expenses

Our costs and expenses consist of cost of revenue, general and administrative expenses and selling and marketing expenses.

	For the Year Ended December 31,
	2010		2011		2012
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Cost of revenue:
Teaching staff cost	77,471	50.3	115,931	52.3	157,101	53.6
Rental	15,932	10.3	26,920	12.2	38,182	13.0
Depreciation and amortization	3,078	2.0	6,682	3.0	13,256	4.5
Other	7,023	4.5	6,689	3.0	11,116	3.8
Total cost of revenue	103,504	67.1	156,222	70.5	219,655	74.9
Operating expenses:
General and administrative expenses	23,790	15.4	36,425	16.4	46,427	15.8
Selling and marketing expenses	16,179	10.5	25,940	11.7	31,336	10.7
Total operating expenses	39,969	25.9	62,365	28.1	77,763	26.5

Cost of revenue.  Our cost of revenue primarily consists of:

•                  Teaching staff cost, which consists of base salaries, performance-based teaching fees, and bonuses and benefits paid to or for our full-time teaching staff, as well as performance-based teaching fees paid to our contract instructors. Performance-based teaching fees include teaching fees paid to our teaching staff in relation to work performed during our optional, free Q&A sessions in study rooms at our learning centers which we provide as part of our supporting services to our students. Our teaching staff includes our instructors, study counselors and education consultants. Unlike many tutoring service providers in China, we have a large full-time service team that delivered 84.4%, 83.4% and 87.1% of our course hours for the years ended December 31, 2010, 2011 and 2012, respectively. Our service model features personalized tutoring services delivered by a dedicated team of full-time service professionals primarily through one-on-one tutoring; therefore, teaching staff cost has been, and is expected to continue to be, a major component of our cost of revenue. As more learning centers become growth and mature learning centers and we further enhance the utilization of our instructors, we expect teaching staff cost as a percentage of net revenue to decrease to a stable level in the long term. In addition, we expect that our small-group teaching throughout our tutoring service network will help effectively meet students’ personality and subject needs and expand our customer base. We have been offering small-group tutoring courses in 13 of our learning centers on a pilot basis since the second half of 2010. Such roll-out does not subject us to any additional PRC regulations or restrictions.

•                  Rental cost, which increases primarily as we expand our tutoring service network by opening new learning centers and to a lesser extent, expanding our existing learning centers. In 2010, 2011 and 2012, we added 76, 88 and 88 learning centers to our tutoring service network, respectively. As of December 31, 2010, 2011 and 2012, we had 207, 295 and 383 learning centers in operation, respectively. We expect rental cost as a percentage of net revenue to decrease over time as more learning centers become growth and mature learning centers, improve the utilization of their revenue generating capacity and generate revenues at a rate faster than the increase in rental cost.

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

We expect our total cost of revenue to increase in absolute amounts as we continue to open new learning centers, better utilize the capacity of our existing learning centers and hire additional instructors, study counselors and education consultants. Although we anticipate that in the long term our revenue growth rate will start declining gradually as the revenue base becomes larger and an increasing portion of our learning centers become mature, we expect the growth rate of our revenue to be faster than the growth rate of our cost of revenue. As a result, we expect our cost of revenue to decrease over time as a percentage of our net revenue as an increasing number of learning centers become growth and mature learning centers and we enhance the utilization of both our instructors and our physical premises and facilities, enhance operating efficiency by applying standardized operation procedures and achieve economies of scale.

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

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands. For the year ended December 31, 2012, our Cayman holding company’s net income before tax was $0.9 million, representing interest income and exchange gain.

Hong Kong

Xueda Hong Kong is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. Xueda Hong Kong was incorporated in 2009 and had no assessable profits during the years ended December 31, 2010, 2011 and 2012 and accordingly we have made no provision for its income tax.  For the year ended December 31, 2012, the net income before tax was $3,952, representing interest income and exchange gain that were not subject to income tax in Hong Kong.

PRC

Business tax.  Pursuant to the Interim Regulations on Business Tax of PRC, which became effective on January 1, 1994 and was amended on January 1, 2009, all entities and individuals who engage in the provision of services, the transfer of intangible assets or the sale of real properties within PRC are required to pay PRC business tax. Currently, the learning centers established and operated by our VIE and its subsidiaries and schools in China are subject to a 3% to 5% business tax on gross revenue generated from providing tutoring services, plus related surcharges. Xuecheng Century is subject to a 5% business tax on its gross revenue, which consists of service fees recognized in consideration of technology consulting and management services provided to Xueda Information, plus related surcharges.

Value-Added Tax.  In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, which became effective from January 1,2012, or the Pilot Plan. As approved by the PRC State Council on July 25, 2012, this Pilot Plan was first launched in Shanghai and was expanded to ten other provinces and municipalities, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong, Xiamen and Shenzhen, or collectively, the Ten Pilot Regions, in batches from August 1, 2012 through the end of 2012.

As of December 31,2012, our PRC subsidiary and VIE’s certain subsidiaries directly operating learning centers located in certain of the Ten Pilot Regions have been required by local tax authority to apply a VAT rate of 6% or 3% on certain service revenues which were previously subject to business tax.

Income tax.  Pursuant to the EIT Law, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our PRC subsidiary and our VIE and its subsidiaries in China are subject to enterprise income tax at a statutory rate of 25%. Xuecheng Century was certified as a “software enterprise” for tax purposes in April 2010 and as a result is eligible for a two-year exemption of income tax for 2010 and 2011 followed by a 12.5% income tax rate for 2012, 2013 and 2014. In light of the uncertainties as to what preferential tax treatments are applicable to our schools, all of our VIE’s schools have also accrued and paid income tax at the statutory rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulation—the Law for Promoting Private Education and the PE Implementation Rules.” For the year ended December 31, 2012, the total taxable income for our PRC subsidiaries and our VIE and its subsidiaries and schools in China was $12.7 million.

Income tax is assessed and paid at subsidiary or branch level; therefore, the net loss from operations generated by a particular entity cannot be transferred to or utilized by other entities within our consolidated company. As a result, our effective tax rate for 2012 was 33.4%.

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

Consolidation of Variable Interest Entity

We conduct substantially all of our education business through Xueda Information, our variable interest entity, and its subsidiaries and schools. We have, through our wholly owned subsidiary, Xuecheng Century, in the PRC, entered into contractual arrangements with Xueda Information, its subsidiaries and schools and its shareholders such that Xueda Information and its subsidiaries and schools are considered variable interest entities for which we are considered primary beneficiary. These contractual arrangements include the Exclusive Service Agreement, Powers of Attorney, Exclusive Purchase Right Contract and Pledge Agreement. We believe that the Powers of Attorney are valid, binding and enforceable under existing PRC laws and regulations and enable Xuecheng Century to vote on all matters requiring Xueda Information’s shareholder approval. We also believe that the Exclusive Purchase Right Contract provide us with a substantive kick out right. More specifically, we believe that the terms of the Exclusive Purchase Right Contracts are exercisable and enforceable under current PRC laws and regulations, and the minimum amount of consideration permitted by the applicable PRC law to exercise such purchase right does not represent a financial barrier or disincentive for us to exercise our rights under the Exclusive Purchase Right Contract. Our rights under the Powers of Attorney and the Exclusive Purchase Right Contract give us the power to control the shareholders of Xueda Information and thus the power to direct the activities that most significantly impact Xueda Information’s economic performance. We believe that our ability to exercise control, together with the Exclusive Service Agreement and the Pledge Agreement, gives us the rights to receive substantially all of the economic benefits of Xueda Information and its schools and subsidiaries in consideration for the services provided by Xuecheng Century. Accordingly, as the primary beneficiary of Xueda Information and its subsidiaries and schools and in accordance with U.S. GAAP, we consolidate Xueda Information’s financial results and assets and liabilities in our consolidated financial statements.

As advised by Commerce & Finance Law Offices, our PRC counsel, (i) the ownership structures of our VIE and its subsidiaries and schools, and our PRC subsidiary, are in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements among our PRC subsidiary, our VIE, and the shareholders of our VIE are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. The relevant government authorities may have broad discretion in interpreting the PRC laws and regulations governing the validity of these contractual arrangements. See “Item 3. Key Information — D. Risk Factors — Risk Related to Regulation of Our Business and Our Corporate Structure — We rely on contractual arrangements with our VIE and its shareholders for substantially all of our China operations, which may not be as effective as direct ownership in providing operational control”, “— We may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with our VIE and its shareholders in the event of a breach or non-compliance by our VIE or its shareholders”, and “— Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition”.

For the years ended December 31, 2010, 2011 and 2012, Xueda Information and its subsidiaries and schools contributed in aggregate 100%, 100% and 100%, respectively, of our total net revenues. As of December 31, 2011 and 2012, Xueda Information and its subsidiaries and schools accounted for an aggregate of 39% and 49%, respectively, of our total assets, and 99% and 86%, respectively, of our total liabilities. The assets not associated with Xueda Information and its subsidiaries and schools primarily consist of cash held by us.

Revenue Recognition

We derive our revenues from personalized tutoring services and through collecting registration fees and course fees from our students.

We charge each new student a non-refundable registration fee ranging from RMB300 ($48.2) to RMB500 ($80.3) primarily for the consultation and assessment we provide to the student and design of a personalized study plan. We believe that the registration fee is, in substance, an advance payment for future tutoring services, and accordingly recognized over the estimated customer relationship period. The customer relationship period is estimated based on our historical data with respect to service period. The customer relationship period is currently determined to be nine months, a decrease from 15 months in 2010, primarily attributable to our continuous efforts to strengthen our course planning by further fine-tuning our consultation sessions with potential students since the first half of 2011, which enables the students to complete purchased course hours in a more efficient manner, significantly reduces the number of students with a small number of course hours unfinished for extended periods and in turn shortens our average service period. We believe such adjustment enables us to achieve better customer satisfaction and is beneficial to the long term development of our business. The customer relationship period is subject to annual assessment or when an event or other changes indicate the estimate is no longer reasonable.

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

Goodwill

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

We complete a two-step goodwill impairment test. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We perform goodwill impairment tests annually on December 31 by comparing the carrying value to the fair value of each reporting unit.

We had two reporting units that had goodwill as of December 31, 2012, Taiyuan Xueda and Weland. In the goodwill impairment test, we used the income approach, which we believed to be more reliable than the market approach in determining the fair value of our reporting units. Accordingly, we adopted the discount cash flow method under the income approach, which considers a number of factors including expected future cash flows, growth rates and discount rates, and requires us to make certain assumptions and estimates regarding industry and economic factors and the future profitability of our business. The assumptions are inherently uncertain and subjective. The discounted cash flow for Taiyuan Xueda and Weland were based on discrete five years’ financial forecast developed by our management. Cash flows beyond the forecasted period were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends. Specifically, the income approach valuations included cash flow discount rates of 18.6% and 20.5% and terminal value growth rates of 3% and 3%, for Taiyuan Xueda and Weland, respectively.

We performed an assessment of the carrying value of goodwill as of December 31, 2011 and 2012. Based on that assessment, no impairment charges were recognized for the years ended December 31, 2011 and 2012.

Available-for-sale securities

In July 2012, we entered into a preferred share purchase agreement with the shareholders of Firstleap Education, a company incorporated in the Cayman Islands that provides English training program to two- to ten-year-old children in China. We purchased, for a consideration of $4.8 million, 1,272,000 convertible preferred shares, which were equivalent to a 12.72% equity interest in Firstleap Education. The investment is classified as available-for-sale securities and is carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

We measured available-for-sale securities at fair value on a recurring basis as of December 31, 2012. The available-for-sale securities do not have a quoted market price in an active market. We used the income approach, which we believed to be more reliable than the market approach in determining the fair value of the investment. Accordingly, we adopted a discounted cash flow method under the income approach, which considers a number of factors including expected future cash flows, growth rates and discount rates estimated based on publicly traded companies in the industry and requires us to make certain assumptions and estimates regarding industry economic factors and future profitability. The assumptions are inherently uncertain and subjective. The discounted cash flows for Firstleap Education were based on discrete eight years’ financial forecasts. Cash flows beyond the forecasted period were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends and considered long-term earnings growth rates for comparable publicly traded companies. Specifically, the income approach valuations included cash flow discount rate of 21.53%, and terminal value growth rate of 3%.

We estimated the fair value of the investment to be $5.1 million as of December 31, 2012. An unrealized holding gain of $339,000 is reported in other comprehensive income.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as a compensation expense over the requisite service period based on a graded vesting schedule, with a corresponding impact reflected in additional paid-in capital.

The fair values of our option awards were estimated on the date of grant using the binomial option pricing model that uses assumptions including the fair value of the ordinary shares underlying the options, volatility, risk free interest rate, dividend yield and exercise multiple. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of our company and comparable listed companies over a period comparable to the contractual term of the options. We choose the comparable companies by considering synthesis effect of the characteristics including industry, stage of life cycle, size and financial leverage. Risk-free interest rate was estimated based on the yield of China international government bonds denominated in U.S. dollars and the yield of treasury bonds of the United States with a maturity period similar to the contractual term of the options. The dividend yield was estimated by us based on its expected dividend policy over the contractual term of the options. Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

In determining the fair value of the share options granted on March 16, 2010, we used the fair value of our ordinary shares as determined through a retrospective valuation with the assistance of Marsh Valuation Services Practice, or Marsh, a third party appraisal firm.

Marsh used the discounted cash flow method of the income approach to derive the fair value of our ordinary shares. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects, and we therefore only used the results obtained from the market approach to assess the reasonableness of the results obtained from the income approach.

The major assumptions used in determining the fair value of our ordinary shares include:

•      Weighted average cost of capital, or WACC, of 24%.

•      Comparable companies: In deriving the WACC, which was used as the discount rate under the income approach, certain publicly traded companies in the education industry were selected for reference as our guideline companies.

•      Discount for lack of marketability, or DLOM: We quantified DLOM using the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held ordinary shares can be sold, was considered as a basis to determine the DLOM. The DLOM was estimated to be 11% as of March 16, 2010. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

The income approach involved applying appropriate discount rate to estimated cash flows that were based on earnings forecasts. The assumptions used in deriving the fair value were consistent with our business plan. However, these assumptions were inherently uncertain and highly subjective.

In determining the fair value of share options granted after our initial public offering completed in November 2010, we used the quoted price of our ordinary shares on the grant date of grant.

We also granted 1,974,368 and 1,888,313 nonvested shares to emplyees in 2011 and 2012, respectively. The fair value of the nonvested shares granted was estimated based on the market closing price of our ADSs on the New York Stock Exchange as of the grant date.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2010, 2011 and 2012. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months.

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

	For the Year Ended December 31,
	2010		2011		2012
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Net revenue	154,144	100.0	221,738	100.0	293,157	100.0
Cost of revenue(1):
Teaching staff cost	(77,471)	(50.3)	(115,931)	(52.3)	(157,101)	(53.6)
Rental	(15,932)	(10.3)	(26,920)	(12.2)	(38,182)	(13.0)
Depreciation and amortization	(3,078)	(2.0)	(6,682)	(3.0)	(13,256)	(4.5)
Other	(7,023)	(4.5)	(6,689)	(3.0)	(11,116)	(3.8)
Total cost of revenue	(103,504)	(67.1)	(156,222)	(70.5)	(219,655)	(74.9)
Gross profit	50,640	32.9	65,516	29.5	73,502	25.1
Operating expenses:
General and administrative expenses(1)	(23,790)	(15.4)	(36,425)	(16.4)	(46,427)	(15.8)
Selling and marketing expenses(1)	(16,179)	(10.5)	(25,940)	(11.7)	(31,336)	(10.7)
Total operating expenses	(39,969)	(25.9)	(62,365)	(28.1)	(77,763)	(26.5)
Government subsidies	26	0.0	357	0.2	164	0.1
Other income	76	0.0	—	—	—	—
Income/(loss) from operations	10,773	7.0	3,508	1.6	(4,097)	(1.3)
Interest income	510	0.3	3,766	1.7	6,722	2.2
Income before income tax expenses	11,283	7.3	7,274	3.3	2,625	0.9
Income tax expenses
Current	(3,455)	(2.2)	(4,562)	(2.1)	(3,179)	(1.1)
Deferred	2,465	1.6	2,078	1.0	2,303	0.8
Total income tax expenses	(990)	(0.6)	(2,484)	(1.1)	(876)	(0.3)
Net income	10,293	6.7	4,790	2.2	1,749	0.6
Net loss attributable to the noncontrolling interests	—	—	—	—	216	0.1
Net income attributable to Xueda Education Group	10,293	6.7	4,790	2.2	1,965	0.7

Selected Operating Data:	2010	2011	2012
Course hours(2) delivered (in thousands)	7,043	9,029	10,622
Number of learning centers (at period end)	207	295	383
Number of students served	88,761	116,900	138,688
Average hourly course fee (in $)(3)	23	26	28
Number of teaching staff members (at period end)	9,650	11,696	13,210

(1)         Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year ended December 31,
	2010	2011	2012
	(in thousands of $)
Cost of revenue	3	6	5
General and administrative expenses	1,895	4,092	3,156
Selling and marketing expenses	6	11	5
Total share-based compensation expenses	1,904	4,109	3,166

(2)                                 Refers to 60 minutes of tutoring.

(3)                                 Represents gross revenue, which is computed as net revenue plus business tax, divided by the total course hours delivered in the relevant period.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net revenue.  Our total net revenue increased by 32.2% to $293.2 million for the year ended December 31, 2012 from $221.7 million for the year ended December 31, 2011, compared to a 43.9% increase from 2010 to 2011. The slowdown in our revenue growth was primarily a result of the significant scale of operations we have achieved.

$45.6 million, or 63.8%, of the increase in net revenue for the year ended December 31, 2012, was contributed by the increase in course hours delivered and the other $25.9 million, or 36.2%, of the increase was contributed by the increase in the average hourly course fee from the year ended December 31, 2011 to the year ended December 31, 2012. Course hours delivered increased from approximately 9.0 million hours for the year ended December 31, 2011 to approximately 10.6 million hours for the year ended December 31, 2012, primarily attributable to the increases in the total number of learning centers as well as in the number of mature learning centers, which also contributed to the increase in the number of students served from approximately 117,000 for the year ended December 31, 2011 to approximately 138,690 for the year ended December 31, 2012.

The number of our learning centers in operation increased from 295 as of December 31, 2011 to 383 as of December 31, 2012. In addition, the increase in net revenue for the year ended December 31, 2012 was attributable to the increase in our average hourly course fee from $26 for the year ended December 31, 2011 to $28 for the year ended December 31, 2012, which was caused by the increase in hourly course fee and exchange rate fluctuations. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information.”

Cost of revenue.  Our cost of revenue increased by 40.6% to $219.7 million for the year ended December 31, 2012 from $156.2 million for the year ended December 31, 2011. This increase was primarily due to (i) a significant increase of 35.5% in teaching staff cost from $115.9 million for the year ended December 31, 2011 to $157.1 million for the year ended December 31, 2012 as the headcount of our full-time instructors, study counselors and education consultants increased by 12.9% from December 31, 2011 to December 31, 2012 and performance-based teaching fees and bonuses also increased significantly as the result of increased course hours delivered, and (ii) a 41.8% increase in rental cost from $26.9 million for the year ended December 31, 2011 to $38.2 million for the year ended December 31, 2012 as we leased premises for the 88 learning centers newly added in 2012. Cost of revenue as a percentage to net revenue increased to 74.9% for the year ended December 31, 2012 from 70.5% for the year ended December 31, 2011.

Gross profit.  Our gross profit increased by 12.2% to $73.5 million for the year ended December 31, 2012 from $65.5 million for the year ended December 31, 2011. Gross margin decreased to 25.1% for the year ended December 31, 2012 from 29.5% for the year ended December 31, 2011. The decrease in gross margin was due to the decrease in the utilization of our learning centers, as reflected in the course hours delivered per square meter, which decreased by 15.3% from 2011 to 2012, partially offset by the improved utilization of our service professionals, as reflected in the course hours delivered per full-time instructor, which increase by 6.8% over the same period.

Operating expenses.  Our total operating expenses increased by 24.7% to $77.8 million for the year ended December 31, 2012 from $62.4 million for the year ended December 31, 2011. Operating expenses as a percentage of net revenue decreased to 26.5% for the year ended December 31, 2012 from 28.1% for the year ended December 31, 2011, primarily as a result of our cost control measures and a higher operating leverage in 2012.

•                  General and administrative expenses.  Our general and administrative expenses increased by 27.5% to $46.4 million for the year ended December 31, 2012 from $36.4 million for the year ended December 31, 2011. The increase was primarily due to a decrease in foreign exchange gain and an increase in the total compensation and benefits paid to our administrative staff as a result of our hiring of new employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations, as well as the share-based compensation expenses incurred in this period.

•                  Selling and marketing expenses.  Our selling and marketing expenses increased by 20.8% to $31.3 million for the year ended December 31, 2012 from $25.9 million for the year ended December 31, 2011. This increase was due to the increase in expenses relating to advertising, marketing and brand promotion activities from the year ended December 31, 2011 to the year ended December 31, 2012. The increase in selling and marketing expenses was also due to the expansion of our marketing team and the related office expenses, which was in line with the expansion of our tutoring service network and operations.

Government subsidies.  Certain of Xueda Information’s subsidiaries received $164 thousand and $202 thousand of government subsidies for the year ended December 31, 2012 and 2011, respectively, from local government authorities in a district in Shanghai to encourage our business development in that district.  In 2011, Xueda Information received $155 thousand of government subsidies from local government in Beijing in a lump sum. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject us to any additional governmental regulations or future obligations. Government subsidies have been granted based on local business incentive policies and may not be received in the future.

(Loss)/Income from operations.  As a result of the above, we incurred loss from operations in the amount of $4.1 million for the year ended December 31, 2012, as compared to profit from operations in the amount of $3.5 million for the year ended December 31, 2011.

Interest income.  Our interest income primarily consists of short-term investment income, current account interests and term deposit interests. Interest income increased to $6.7 million for the year ended December 31, 2012 from $3.8 million for the year ended December 31, 2011, primarily as a result of our investment in financial products offered by banks and other financial institutions that had higher yields compared to those in 2011.

Income tax expenses.  Income tax expenses at our company level include income taxes payable by (i) Xueda Education Group, which is a tax-exempt company incorporated in the Cayman Islands and as such, was not subject to any income taxes in the Cayman Islands in 2011 and 2012; (ii) Xueda Hong Kong, which is subject to a corporate income tax rate of 16.5% on profits derived from its Hong Kong operations, and did not incur any income tax expenses in 2011 and 2012 because its income in 2011 and 2012 was not derived from its Hong Kong operations; (iii) Xuecheng Century, which was certified as a software enterprise in April 2010 and as a result is eligible for an exemption of income tax in 2011 followed by a reduced tax rate of 12.5% in 2012;  and (iv) Xueda Information and its subsidiaries and schools, at the uniform income tax rate of 25%. As Xueda Education Group and Xueda Hong Kong did not pay any income taxes and Xuecheng Century incurred tax benefits in 2012, our income tax expenses in 2011 and 2012 consisted of taxes incurred by Xueda Information and its subsidiaries and schools under the relevant tax laws and regulations in the PRC. Our income tax expenses decreased to $0.9 million for the year ended December 31, 2012 from $2.5 million for the year ended December 31, 2011, primarily due to the decrease in taxable income of Xueda Information and its subsidiaries and schools to $12.7 million for the year ended December 31, 2012 from $16.2 million for the year ended December 31, 2011.

Net income attributable to Xueda Education Group.  As a result of the foregoing, we generated net income of $2.0 million for the year ended December 31, 2012 and $4.8 million for the year ended December 31, 2011, respectively.

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

$40.2 million, or 59.5%, of the increase in net revenue for the year ended December 31, 2011, was contributed by the increase in course hours delivered and the other $27.4 million, or 40.5%, of the increase was contributed by the increase in the average hourly course fee from the year ended December 31, 2010 to the year ended December 31, 2011. Course hours delivered increased from approximately 7.0 million hours for the year ended December 31, 2010 to approximately 9.0 million hours for the year ended December 31, 2011, primarily attributable to the increases in the total number of learning centers as well as in the number of growth and mature learning centers, which also contributed to the increase in the number of students served from approximately 89,000 for the year ended December 31, 2010 to approximately 117,000 for the year ended December 31, 2011. However, the growth in the course hours delivered and the students served from 2010 to 2011 slowed down compared to the growth from 2009 to 2010, primarily a result of resignation of a significant number of education consultants in mid to late 2011 due to changes to their compensation structure starting from the first half of 2011. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — We may not be able to continue to attract and retain qualified service professionals. As a result, we may not be able to maintain consistent service quality throughout our service network, and our brand, business and results of operations may be materially and adversely affected.” As education consultants are instrumental in both recruiting and retaining our students, the resignation of a significant number of education consultants reduced our direct contact with prospective students, which adversely affected our student recruitment and the growth of course hours delivered in 2011. We do not believe that the resignation of these education consultants had any material adverse effect on our student retention, as our refund rate, defined as the percentage of course fee refunded in a period out of the total amount of course fees collected in such period, decreased to 7.1% in 2011 from 9.1% in 2010.

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

Cost of revenue.  Our cost of revenue increased by 50.9% to $156.2 million for the year ended December 31, 2011 from $103.5 million for the year ended December 31, 2010. This increase was primarily due to (i) the significant increase in teaching staff cost increased by 49.5% from $77.5 million for the year ended December 31, 2010 to $115.9 million for the year ended December 31, 2011 as the headcount of our full-time instructors, study counselors and education consultants increased by 20.6% from December 31, 2010 to December 31, 2011 and performance-based teaching fees and bonuses also increased significantly as the result of increased course hours delivered, and (ii) a 69.0% increase in rental cost from $15.9 million for the year ended December 31, 2010 to $26.9 million for the year ended December 31, 2011 as we leased premises for the 88 learning centers newly added in 2011. Cost of revenue as a percentage to net revenue increased to 70.5% for the year ended December 31, 2011 from 67.1% for the year ended December 31, 2010.

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

•                  Selling and marketing expenses.  Our selling and marketing expenses increased significantly by 60.3% to $25.9 million for the year ended December 31, 2011 from $16.2 million for the year ended December 31, 2010. This increase was due to the increase in expenses relating to advertising, marketing and brand promotion activities from the year ended December 31, 2010 to the year ended December 31, 2011. The increase in selling and marketing expenses was also due to the expansion of our marketing team and the related office expenses, which was in line with the expansion of our tutoring service network and operations. In addition, due to the resignation of a significant number of education consultants, who were instrumental in recruiting students and whose compensation is not accounted for as selling and marketing expenses, in mid to late 2011, we increased our selling and marketing expenses to expand our reach to prospective students in the second half of 2011.

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

Income tax expenses.  Income tax expenses at our company level include income taxes payable by (i) Xueda Education Group, which is a tax-exempt company incorporated in the Cayman Islands and as such, was not subject to any income taxes in the Cayman Islands in 2010 and 2011; (ii) Xueda Hong Kong, which is subject to a corporate income tax rate of 16.5% on profits derived from its Hong Kong operations, and did not incur any income tax expenses in 2010 and 2011 because it incurred losses in 2010 and its income in 2011 was not derived from its Hong Kong operations; (iii) Xuecheng Century, which was certified as a software enterprise in April 2010 and as a result is eligible for a two-year exemption of income tax in 2010 and 2011, and did not incur any income tax expenses in either 2010 or 2011 in the PRC; and (iv) Xueda Information and its subsidiaries and schools, at the uniform income tax rate of 25%. As the first three entities did not pay any income taxes, our income tax expenses in 2010 and 2011 consisted of taxes incurred by Xueda Information and its subsidiaries and schools under the relevant tax laws and regulations in the PRC. Our income tax expenses increased to $2.5 million for the year ended December 31, 2011 from $1.0 million for the year ended December 31, 2010, primarily due to the full allowance provision for deferred tax assets for some of our VIE’s subsidiaries, which transferred all of their operations (representing 73 learning centers) to their tutoring schools and are not expected to generate any taxable income after 2011. For reasons of the operation transfer by these VIE’s subsidiaries to tutoring schools, see “Item 3. Key Information — D. Risk Factors —  Risk Factors Relating to Our Business and Industry — The learning centers of some of our VIE’s subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.”

Net income attributable to Xueda Education Group.  As a result of the foregoing, we generated net income of $4.8 million for the year ended December 31, 2011 and $10.3 million for the year ended December 31, 2010, respectively.

B.                                    Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities and from issuance and sale of our Series A1 and Series A2 preferred shares, as well as from proceeds of our initial public offering and the investment by Warburg Pincus. We received course fee in cash of $206.9 million, $262.9 million and $366.6 million in the years ended December 31, 2010, 2011 and 2012, respectively. We currently do not have any bank loans, nor did we have any bank loans in 2010, 2011 or 2012. As of December 31, 2012, we had $211.9 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand bank deposit or liquid investments that are placed with banks and other financial institutions and are unrestricted as to withdrawal or use or have maturities of three months or less. Although we consolidate the results of the learning centers controlled by Xueda Information, our VIE, our access to the cash and cash equivalents and future earnings of these leaning centers is indirect through dividends we receive from Xuecheng Century, our PRC subsidiary. Xuecheng Century, in turn, receives capital resources from Xueda Information in the form of a “consulting and technical service fee” pursuant to the Exclusive Service Agreement.

When considering our liquidity position and our future capital resources and needs, we view as a source of cash the dividends we are entitled to receive from our PRC subsidiary. Although our PRC subsidiary has not paid any dividend to us as of the date of this annual report, we have not encountered any difficulties in meeting our cash obligations. While we believe our PRC subsidiary has the ability to pay dividends to us, we do not expect dividends from our PRC subsidiary in the near future because (i) we plan to have our PRC subsidiary retain all its accumulated profits for its own business operation and expansion, and (ii) we have been holding sufficient cash (excluding the cash held by our PRC subsidiary) for our own anticipated cash needs.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	(in thousands of $)
Net cash provided by operating activities	42,967	24,898	54,644
Net cash used in investing activities	(35,521)	(11,635)	(43,743)
Net cash provided by (used in) financing activities	166,156	(9,159)	(17,084)
Effect of exchange rate changes	1,332	2,272	381
Net increase (decrease) in cash and cash equivalents	174,934	6,376	(5,802)
Cash and cash equivalents, beginning of period	36,436	211,370	217,746
Cash and cash equivalents, end of period	211,370	217,746	211,944

Operating Activities

Our largest source of operating cash flows is course fees paid in cash by our students. We require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. Our primary uses of cash in operating activities are teaching staff and employee compensation, rental and renovation cost for leased premises and selling and marketing expenses. As a public company, we also incur additional costs and expenses, including costs to prepare for our SOX Section 404 compliance testing and additional legal and accounting costs to comply with the requirements of the Exchange Act that apply to us. We currently anticipate that we will be able to meet our needs to fund operations within at least the next 12 months with operating cash flow and existing cash balances.

We had net cash provided by operating activities in an amount of $54.6 million for the year ended December 31, 2012, primarily attributable to the following factors (i) course fees received in cash in an amount of $366.6 million as a result of our expanded operations and (ii) interests received in cash in an amount of $7.1 million, offset by (i) cash paid for staff compensation in an amount of $184.2 million, (ii) rental cost and expenses paid in cash in an amount of $41.5 million, (iii) course fee refund paid in cash in an amount of $29.0 million, (iv) advertising and market expenses paid in cash in an amount of $26.2 million, (v) office related expenses paid in cash of $18.2 million, (vi) taxes paid in cash of $16.2 million and (vii) other operation expenses paid in cash of $3.8 million, all in line with the expansion of our operations. Net cash provided by operating activities increased by $29.7 million between the years ended December 31, 2011 and 2012, primarily due to the increase of $103.7 million in course fees received in cash largely attributable to our strengthened fee collection efforts.

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

Net cash used in investing activities amounted to $43.7 million for the year ended December 31, 2012, primarily resulted from (i) the purchase of short-term investments in an amount of $128.3 million, (ii) the purchase of property and equipment in an amount of $19.1 million and (iii) two loans extended to a related party in May and November 2012, respectively, in an aggregate amount of $4.8 million, (iv) purchase of available-for-sale securities in an amount of $4.8 million and (v) payment for business acquisition of Weland in an amount of $1.2 million, offset by (i) proceeds of $111.3 million from maturity of short-term investments and (ii) proceeds from maturity of loan to a related party in the amount of $3.2 million.

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

Financing Activities

Our financing activities consisted of repurchase of our ADSs, payment of cash dividends, our initial public offering and issuance of ordinary shares to Warburg Pincus.

Net cash used in financing activities for the year ended December 31, 2012 was $17.1 million, primarily resulted from payment of special cash dividends to our shareholders in the amount of $9.9 million and cash paid for ADSs repurchases of $7.3 million, partially offset by proceeds from exercise of share options of $0.1 million.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investment in equipment for our learning centers. We added 76, 88 and 88 learning centers in, 2010, 2011 and 2012, respectively. Our capital expenditures were $15.4 million, $26.3 million and $19.1 million in the years ended December 31, 2010, 2011 and 2012, respectively, representing 10.0%, 11.9% and 6.5%  of our net revenue in such periods, respectively. In 2010, 2011 and 2012, we incurred approximately $0.2 million, $0.2 million and $0.1 million in capital expenditures per new learning center, respectively. Our capital expenditures have been primarily funded by cash generated from our operations and, to a much lesser degree, from our financing activities. The decrease in the capital expenditure per new learning center from $0.2 million in 2010 and 2011 to $0.1 million in 2012 is primarily attributable to our implementation of budget control on a per-learning-center basis, including a decrease in average lease space. The lease space on a per-learning-center basis for the learning centers opened since 2012 is expected to be ranged between 400 and 600 square meters, compared to between 700 and 900 square meters for the learning centers opened in 2010 and 2011. We intend to cost-efficiently allocate our capital resources by continuing to lease most of our new facilities in the foreseeable future. We have not encountered any difficulties in meeting our cash obligations to date and believe that we will be able to fund our capital needs for at least the next 12 months through cash generated from our operating activities as well as net proceeds from our initial public offering.

Recent Accounting Pronouncements

Accounting pronouncements recently adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                                          Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                                          Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•                                          Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                                          Fair value of an instrument classified in a reporting entity’s stockholders’ equity-the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                                          Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)                                     For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)                                  The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We adopted this pronouncement effective January 1, 2012, which did not have a significant effect on our consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before update the pronouncement issued in June 2011. We adopted this guidance effective January 1, 2012 and presented the total consolidated statements of comprehensive income in two separate but consecutive statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. We adopted this pronouncement effective January 1, 2012, which did not have a significant effect on our consolidated financial statements, as we chose to directly perform the two-step goodwill impairment test for 2012.

Recent accounting pronouncements not yet adopted

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•      Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•      Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, the guidance is effective for reporting periods beginning after December 15, 2012. Early adoption is permitted. We will adopt this pronouncement on January 1, 2013, and do not expect the adoption of this pronouncement to have a significant impact on our financial condition or results of operations.

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

We aim to continue to improve and upgrade our technology platform. In 2012, we upgraded our ERP system to roll out such new functions as customer relationship management and complaint processing, which we expect to further improve and modularize our educational resources database to allow easier access, faster retrieval and better reliability. In addition, we continue to refine our websites to offer our students complementary online services, a broader array of pedagogical product lines and more advanced personalized services.

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

Our PRC subsidiary, Xuecheng Century, has registered various trademarks and logos, including “”, “Xueda,” “” and “”, with the Trademark Office of SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of certain other trademarks and logos, including “”,and “Elite Class”, which means “prime learning”, for our small-group tutoring programs and other trademarks and logos which we believe are material for our operations. As our business grows and branding strategy develops, we may apply for the registration of additional trademarks and logos. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks. Our main websites are www.21edu.com and www.xueda.com, which are currently identical. We plan to designate www.21edu.com as our online portal and www.xueda.com as our dedicated customer relations website in the future. In addition, we have registered certain other domain names, including ejiajiao.com, exueda.com and xue.com.

We have obtained from relevant government agencies Software Product Certificates for ten sets of software programs developed by us that we believe are material to our business operations, including Xueda Education Perfect Personalized Teaching System, Xueda Education Educational Resource Integration System Software V1.0, Xueda Education Student Personalized Performance Testing System Software v1.0,  Xueda Education ERP System, Xueda Office Administration System and Xueda Human Resources Management System.

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

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
	(in thousands of $)
Operating leasing obligations	115,829	33,108	48,256	21,935	12,530

G.                                   Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Rubin Li	35	Chairman of board of directors
Xin Jin	36	Director, chief executive officer and president
Jinbo Yao	36	Director
William Hsu	47	Director
Yafei Wang	58	Independent Director
Sean Shao	56	Independent Director
Cheung Kin Au-Yueng	64	Independent Director
Cheung Lun Julian Cheng	39	Director
Christine Lu-Wong	44	Chief financial officer
Wei Zhang	54	Vice president
Qiang Deng	45	Vice president
Zhijun Diao	38	Vice president

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

Mr. Sean Shao has served as an independent director of our company and chairman of the audit committee since 2010. Mr. Sean Shao currently serves as (i) independent director and chairman of the audit committee of: UTStarcom Holdings Corp., a provider of interactive, IP-based network solutions listed on NASDAQ, since October 2012; Yongye International, Inc., a Chinese agricultural nutrient company listed on NASDAQ, since April 2009 and China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ, since July 2008; (ii) independent director and chairman of the compensation committee of AsiaInfo-Linkage, Inc., a Chinese telecom software solutions provider listed on NASDAQ, since July 2010, and (iii) independent director and chairman of the nominating committee of Agria Corporation, a Chinese agricultural company listed on NYSE, since November 2008. Mr. Shao served as the chief financial officer of Trina Solar Limited, a manufacturer of integrated solar-power products, from 2006 to 2008. In addition, he served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP, formally Deloitte Touche Tohmatsu CPA Ltd., for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Ms. Christine Lu-Wong has served as our chief financial officer since November 2012. Ms. Lu-Wong has over 19 years of finance operation and management experience with multinational corporations, public accounting firms and U.S.-listed Chinese enterprises. Her broad professional expertise covers financial planning and reporting, accounting, internal controls, M&A, tax and capital raising. Prior to joining our company, Ms. Lu-Wong was chief financial officer of NASDAQ-listed Pactera Technology International Ltd. (formerly, HiSoft Technology International Limited), a global consulting and technology services provider. From 2007 to 2009, she served as vice president of finance at NYSE-listed WuXi PharmaTech Inc., a China-based research and development outsourcing company. Ms. Lu-Wong also held various positions at major global companies and accounting firms, including Hewlett-Packard Company, Sun Microsystems, Inc. and PricewaterhouseCoopers. She received her bachelor’s degree in international trade and economics from Guangdong University of Foreign Studies, and an M.B.A. in Accounting from Golden Gate University. Ms. Lu-Wong is a Certified Public Accountant in the State of California, USA.

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

Mr. Zhijun Diao has served as a vice president of our company since January 2013. Mr. Diao joined our company in June 2009 as assistant to the president. From December 2009 to April 2011, he served as the general manager of our Tianjin location. From April 2011 to January 2013, he worked as the general manager of our business operations in Beijing and Tianjin. Mr. Diao received his bachelor’s degree in mathematics education from Shanxi Normal University in1998 and completed the master’s courses in industrial economics from Capital University of Economics and Business in 2005.

The business address of each of our directors and executive officers is c/o Xueda Education Group, A-4 Xibahe Beili, Chaoyang District, Beijing, 100028, People’s Republic of China.

Three of our former executive officers who served as our president, chief information officer and chief financial officer resigned in February, March and November 2012, respectively, for personal reasons.

B.                                    Compensation

Compensation of Directors and Executive Officers

During 2012, the aggregate cash compensation that we paid to our directors and officers as a group was RMB2.8 million ($0.4 million). Walkers, our Cayman Islands counsel, has advised us that Cayman Islands law does not require an exempted company incorporated in the Cayman Islands, such as our company, to disclose the individual compensation of its executive officers and directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. During 2012, the total amount we set aside/accrued for such benefits for our executive officers was RMB162,253 ($25,717). We do not provide our directors with any pension, retirement or similar benefits. As of the date of this annual report:

•                  Options to purchase an aggregate of 13,065,903 ordinary shares have been granted under our 2009 share incentive plan to our directors, executive officers and employees. These options were granted on March 16, 2010 and August 22 and December 18, 2012, at an original exercise price of $0.99, $1.645 and $1.26 per share, respectively, and an expiration period of ten years. On September 20, 2010, the exercise price of the 3,343,845 share options granted to a former officer on March 16, 2010 was increased to $1.89 per share from $0.99 per share. 2,089,905 of such re-priced share options were forfeited upon this officer’s resignation in February 2012, and the remaining options to purchase 1,253,740 ordinary shares were cancelled in October 2012. As of March 26, 2013, options to purchase 6,421,513 ordinary shares were outstanding.

•                  In February, May and June 2011 and November and December 2012, we granted a total of 3,862,681 restricted shares to our directors, executive officers and employees. As of March 26, 2013, 429,342 of such shares have vested.

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

Stock-Based Compensation Plans

Our amended and restated equity incentive plan adopted in November 2009, or the 2009 share incentive plan, provides for the grant of options, share appreciation rights, or other share-based awards, collectively referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors and shareholders initially authorized the issuance of up to 11,146,151 ordinary shares upon exercise of awards granted under the 2009 share incentive plan. The total number of ordinary shares that may be issued under the plan shall automatically increase on January 1 of each calendar year, commencing with January 1, 2011, by an amount equal to the lesser of (i) 1% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, or (ii) such number of ordinary shares as may be established by the board of directors or its compensation committee. The cancelled options and restricted shares are considered to be available for further awards. As of the date of this annual report, the total number of ordinary shares that may be issued under the plan is 4,432,210. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company as a result of their proprietary interest in the company’s success.

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

Granted Options.  As of March 26, 2013, we have granted options to purchase an aggregate of 13,065,903 ordinary shares to our directors, officers and employees, options to purchase 6,421,513 of which are outstanding. Among these options:

•                  Options to purchase 2,089,904 ordinary shares  have an exercise price of $1.645 per share and are subject to a two-year vesting schedule, with 50% vesting on May 22, 2013 and 2014, respectively;

•                  Options to purchase 655,902 ordinary shares have an exercise price of $1.26 per share and are subject to a four-year vesting schedule, vesting in eight equal installments on each date that is six months after the prior vesting date, with the first installment vesting after the first full six months after November 22, 2012; and

•                  Options to purchase 3,675,707 ordinary shares have an exercise price of $0.99 per share and are subject to a four-year vesting schedule, with 25% vesting on March 16, 2011, 2012, 2013 and 2014, respectively.

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

D.                                    Employees

Employees

As of December 31, 2012, December 31, 2011 and December 31, 2010, we had 16,454, 15,074 and 12,930 full-time employees, respectively, including 9,517, 8,329 and 7,575 instructors, respectively. As of December 31, 2012, we had the following full-time employees by function:

Instructors	9,517
Education consultants	2,096
Study counselors	1,597
Psychological counselors	66
Sales and marketing	692
General and administration staff	2,486
Total	16,454

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis, as of March 26, 2013, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculation in the table below is based on 130,669,020 ordinary shares outstanding as of March 26, 2013 (excluding 2,608,135 unvested restricted shares).

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

	Number	%
Directors and Executive Officers:
Rubin Li(1)	20,710,730	15.8
Xin Jin(2)	27,592,154	21.1
Jinbo Yao(3)	13,202,980	10.1
William Hsu(4)	21,555,920	16.5
Yafei Wang(5)	3,533,785	2.7
Sean Shao	—	—
Cheung Kin Au-Yueng	*	*
Cheung Lun Julian Cheng(6)	14,624,000	11.2
Christine Lu-Wong	—	—
Wei Zhang	—	—
Qiang Deng	*	*
Zhijun Diao	*	*
All directors and executive officers as a group	102,134,574	78.2

Principal Shareholders:
Golden Section Holding Corporation(7)	27,592,154	21.1
CDH Xueda Limited(8)	21,555,920	16.5
Goodor Corporation(9)	20,710,730	15.8
WP X Investments IV Ltd.(10)	14,624,000	11.2
Nihao China Corporation(11)	13,202,980	10.1

*                 Beneficially owns less than 1% of our outstanding ordinary shares.

(1)              Represents 20,710,730 ordinary shares, including 225,800 ordinary shares represented by 112,900 ADSs which were purchased from the open market, owned by Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Li’s family trust.  See also footnote 9 below.

(2)              Represents 27,592,154 ordinary shares, including 552,474 ordinary shares represented by 276,237 ADSs which were purchased from the open market, owned by Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jin’s family trust. See also footnote 7 below.

(3)              Includes 13,202,980 ordinary shares owned by Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Yao’s family trust.  See also footnote 11 below.

(4)              Includes 21,555,920 ordinary shares issued upon conversion at the time of our initial public offering of the same number of Series A1 preferred shares owned by CDH Xueda Limited.  See also footnote 8 below.  Mr. William Hsu disclaims beneficial ownership of any of the shares held by CDH Xueda Limited, except to the extent of his pecuniary interest in that entity as a whole.

(5)              Includes 3,518,770 ordinary shares issued upon conversion at the time of our initial public offering of the same number of Series A2 preferred shares owned by Happyall Ltd, a British Virgin Islands company 100% beneficially owned by Ms. Yafei Wang, and 15,015 ordinary shares held by Ms. Wang.

(6)              Includes 12,624,000 ordinary shares and 1,000,000 ADSs representing 2,000,000 ordinary shares held by WP X Investments IV Ltd. See also footnote 10 below. Mr. Cheng is a managing director in the China group at Warburg Pincus LLC and disclaims beneficial ownership of any of the shares held by WP X Investments IV Ltd., except to the extent of his pecuniary interest in that entity as a whole.

(7)              Includes 27,592,154 ordinary shares , including 552,474 ordinary shares represented by 276,237 ADSs which were purchased from the open market, owned by Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Xin Jin. The mailing address of Golden Section Holding Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(8)              Includes 21,555,920 ordinary shares issued upon conversion at the time of our initial public offering of the same number of Series A1 preferred shares owned by CDH Xueda Limited, a British Virgin Islands company 100% beneficially owned by CDH Venture Partners. CDH Venture GP I Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners, L.P. and has the power to direct CDH Venture Partners as to the voting and disposition of shares directly and indirectly held by CDH Venture Partners, L.P. Mr. William Hsu is a director and a member of the investment committee of CDH Venture GP I Company Limited. Mr. William Hsu disclaims beneficial ownership of any of the shares held by CDH Xueda Limited, except to the extent of his pecuniary interest in that entity. The mailing address of CDH Xueda Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(9)              Represents 20,710,730 ordinary shares, including 225,800 ordinary shares represented by 112,900 ADSs which were purchased from the open market, owned by Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Rubin Li. The mailing address of Goodor Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(10)       Includes 12,624,000 ordinary shares and 1,000,000 ADSs representing 2,000,000 ordinary shares held by WP X Investments IV Ltd., a Cayman Islands company. Based on the Schedule 13D/A filed with the Securities and Exchange Commission on June 23, 2011, WP X Investments IV Ltd., is a wholly owned subsidiary of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership and Warburg Pincus X Partners, L.P., a Delaware limited partnership, both of which are managed by Warburg Pincus LLC, a New York limited liability company. Warburg Pincus X, L.P., a Delaware limited partnership, is the sole general partner of each of Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. Warburg Pincus X LLC, a New York limited liability company, is the sole general partner of Warburg Pincus X, L.P. Warburg Pincus Partners, LLC, a New York limited liability company, is the sole member of Warburg Pincus X LLC. Warburg Pincus & Co., a New York general partnership, is the managing member of Warburg Pincus Partners, LLC. Each of Messrs. Charles R. Kaye and Joseph P. Landy is a managing general partner of Warburg Pincus & Co. and co-president and managing member of Warburg Pincus LLC. The address of the principal business and principal office of WP X Investments IV Ltd. is c/o Warburg Pincus Asia Ltd, 8th Floor, Newton Tower, Sir William Newton Street, Port Louis, Mauritius. The address of the principal business and principal office of each of the other entities and persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

(11)       Includes 13,202,980 ordinary shares owned by Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jinbo Yao. The mailing address of Nihao China Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

As of March 26, 2013, other than the 31.4% of our ordinary shares underlying our ADSs which were held by Citibank, N.A. — Hong Kong, as the custodian on behalf of Citibank, N.A., the depositary, none of our ordinary shares were held in the United States. Our ADSs, representing 41,017,370 ordinary shares, or 31.4% of our total issued and outstanding ordinary shares, were held by two registered holders of record in the United States. Since these ADSs are held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or their country of residence.

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

We use advertising services provided by 58.com and Beijing City Wanglin Information and Technology Co., Ltd, or City Wanglin, two PRC-incorporated Internet-based classified information providers of which Mr. Jinbo Yao is a major shareholder. In 2010, 2011 and 2012, we paid advertising service fee in amounts of $565 thousand, $493 thousand and $141 thousand , respectively, to 58.com, and $nil, $nil and $153 to City Wanglin, respectively. There was no unsettled balance as of December 31, 2010, 2011 or 2012. We may continue to use advertising services provided by 58.com and City Wanglin in the future.

In 2009, Xueda Technology extended loans to its shareholders in a total amount of $567 thousand to increase the registered capital of Xueda Information pursuant to the contractual arrangement. These loans were free of interest and had no definite terms of repayment. The total amount of the loans was held by Mr. Xin Jin, our director, chief executive officer and a beneficial owner of our ordinary shares, on behalf of such shareholders. The amount of these loans was raised to $587 thousand in 2010. Upon the increase in Xueda Information’s registered capital in December 2010, these loans were settled as the cash advanced to Mr. Xin Jin had been invested in Xueda Information.

In the first half of 2010 and before we became a public company, we extended loans in a total amount of $41 thousand to Shanghai Chuan Xue Network Technology Co., Ltd., or Chuan Xue, a company majority owned by Mr. Xin Jin, to fund its development of course materials which we had expected to use in the tutoring services we provided to our students. As of the date of this annual report, Chuan Xue has developed certain multi-media course materials for us which we plan to acquire. The loans to Chuan Xue were free of interest and had no definite terms of repayment. These loans were repaid in December 2012. We did not make any other loans similar to the Chuan Xue loans, nor do we intend to continue to make similar loans, to our directors or executive officers or entities they control.

In March 2012, Xueda Information and two individuals, one of whom is the wife of Mr. Xin Jin, our co-founder and chief executive officer, and Mr. Junbo Song, a shareholder of our VIE, entered into a share transfer framework agreement with the selling shareholders of Beijing Weland International Education and Technology Corp., or Weland, a company incorporated in China that organizes Chinese students to attend various model United Nations conferences and relevant trainings in the United States and China. Pursuant to this agreement, in June 2012, Xueda Information acquired 60% of the equity interest in Weland for a consideration of RMB18.9 million ($3.0 million). The two individuals acquired an aggregate of 10% of the equity interest in Weland for an aggregate consideration of RMB3.1 million ($0.5 million).

In May and November 2012, Xueda Information extended two entrusted loans to Beijing Lebai Education Consulting Co., Ltd., or Lebai, an affiliate of Firstleap Education (a company in which we hold a 12.72% equity interest since August 2012), in an amount of RMB20 million ($3.2 million) and RMB10 million ($1.6 million), respectively, to fund Lebai’s business operations. Each of these loans had a term of six months and bore an interest rate of 10% per annum. The RMB20 million ($3.2 million) loan was fully repaid in November 2012. In 2012, Xuecheng Century generated rental income of $99 thousand from Lebai for one of its learning centers located in Beijing leased by Lebai.

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

Dividend Policy

On November 19, 2012, our board of directors declared a special cash dividend in the amount of $0.25 per ordinary share, or $0.50 per ADS to shareholders of record at the close of business on December 19, 2012. The aggregate amount of cash dividends paid was approximately $32.6 million, which was funded by surplus cash on Cayman holding company’s balance sheet. $9.9 million of the cash dividends was paid on December 31, 2012, and the remaining $22.7 million was paid in January 2013.

Other than the special cash dividend described in the preceding paragraph, we have not declared or paid any dividends on our ordinary shares. We have no present plan to declare any additional dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Any determination to declare and pay dividends is made at the discretion of our board of directors and may be based on a number of factors, including our operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiary. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Allocations to this statutory fund can only be used for specific purposes and are not transferable to the company’s shareholders in the form of loans, advances or dividends. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China — Restrictions under PRC law on our PRC subsidiary’s ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.”

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details.

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 2, 2010 under the symbol “XUE.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs as of March 26, 2013.

	Sale price
	High	Low
	(in $)
Annual highs and lows
2010	14.73	8.86
2011	11.57	2.41
2012	4.92	2.30

Quarterly highs and lows
First quarter 2011	11.43	8.00
Second quarter 2011	11.57	7.31
Third quarter 2011	9.12	2.55
Fourth quarter 2011	5.33	2.41
First quarter 2012	4.92	3.01
Second quarter 2012	4.16	2.92
Third quarter 2012	3.99	2.47
Fourth quarter 2012	3.50	2.30
First quarter 2013 (through March 26, 2013)	3.17	2.45

Monthly highs and lows
September 2012	3.47	2.92
October 2012	3.50	2.80
November 2012	3.28	2.38
December 2012	2.99	2.30
January 2013	3.17	2.45
February 2013	3.08	2.83
March 2013 (through March 26, 2013)	3.15	2.63

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

D.                                   Exchange Controls

See “Item 4.  Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, Hong Kong, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

If a liability arises, the normal profits tax rates applicable to corporations for the year of assessment of 2012/2013 is 16.5% and the normal profits tax rates applicable to individual for the year of assessment of 2012/2013 is 15%.

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

Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Following Circular 82, on August 3, 2011, the SAT issued Administrative Measures on Income Taxes of Resident Enterprises Incorporated outside Mainland China and Are Controlled by Chinese Enterprises (Trial Implementation), or Resident Enterprise Administrative Measures, which was effective as of September 1, 2011.  This Resident Enterprise Administrative Measures provides clarification of resident status determination, post-determination administration, as well as competent tax authorities. However, Circular 82 and Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” for the company of our type. We do not believe we are a resident enterprise defined and regulated by the aforesaid regulations as none of our shareholders is a PRC company or PRC corporate group. However, it remains unclear how PRC tax authorities will determine the tax resident status of companies like us. If the PRC authorities were to subsequently determine, or any future regulation provides, that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income, which will increase our tax burden and could adversely affect our financial condition and results of operations.

Therefore, if we are regarded as a PRC resident enterprise, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be decreased, although dividends distributed from our PRC subsidiary, Xuecheng Century, to us could be exempted from the PRC dividend withholding tax, since such income is exempted under the EIT Law and the EIT Implementation Rules to a PRC resident recipient. If the PRC tax authorities determine we are a PRC resident enterprise for EIT purposes, we may be required to withhold a PRC withholding tax of 10% from dividends we pay to our non-PRC enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information — Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held our ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any foreign taxes imposed on dividends paid on our ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of capital, causing a reduction in the adjusted basis of your ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of your ADSs or ordinary shares), and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Passive Foreign Investment Company

Based on the nature of our business and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a passive foreign investment company, or PFIC, for 2012, although there can be no assurance in this regard. Moreover, as the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, all as discussed below, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. In addition, under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury may require.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “E. Taxation—People’s Republic of China Taxation”) and PRC taxes were imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

Considering the amount of our cash and cash equivalents as of December 31, 2012, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of $1.8 million  to our total cash and cash equivalents. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for any expenses related to the administration and maintenance of the facility in an amount of $1.2 million, after deduction of applicable U.S. taxes, as of December 31, 2012.

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

As of December 31, 2012, we had used $16.1 million of the proceeds of our initial public offering in repurchasing our ADSs under our announced share repurchase program. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2012, and have concluded that our disclosure controls and procedures were effective.

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. Based on its assessment, our management concluded that, as of the end of our most recent fiscal year, December 31, 2012, our internal control over financial reporting was effective based on the above criteria.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting. The attestation report appears below.

Changes in Internal Control over Financial Reporting

A material weakness was disclosed in our Form 20-F for 2011 as follows: We did not have sufficient accounting personnel with appropriate knowledge of U.S. GAAP.

We have taken the following remedial measures to address this material weakness:

•                  In November 2012, we recruited a new CFO with U.S. CPA qualification, knowledge and professional experience in U.S. GAAP and SEC reporting.

•                  In September 2012, we recruited a financial analyst with U.S. CPA qualification.

•                  Our finance team continued to attain U.S. GAAP and SEC reporting continuing professional education. Key members of the finance team have monitored the developments and updates and studied the U.S. GAAP training materials made available on-line by accredited institutions.

•                  Our financial controller passed all parts of the Uniform CPA Examination in November 2012. Our reporting manager had passed three sections of the Uniform CPA Examination as of December 31, 2012, and passed the remaining section in February 2013.

As of December 31, 2012, our management concluded that the aforementioned material weakness had been remediated.

Except for the remedial measures described above, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Xueda Education Group

We have audited the internal control over financial reporting of Xueda Education Group (the “Company”), its subsidiaries, its variable interest entity (“VIE”) and its VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Group and our report dated April 3, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Group’s adoption of the authoritative guidance on the presentation of comprehensive income.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 3, 2013

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Sean Shao qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. All of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our annual report on Form 20-F for the year of 2011 (File No. 001-34914), filed with the Commission on April 27, 2011. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

At the direction of the government of the People’s Republic of China in accordance with the Scheme of the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, Deloitte Touche Tohmatsu CPA Limited, our principal external auditors, has restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Limited for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Limited with effect from January 1, 2013. Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu Certified Public Accountants LLP are hereinafter referred to as “Deloitte”.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2011	2012
	(in thousands of $)
Audit Fees(1)	1,490	1,378
Audit-related Fees(2)	84	53
Tax Fees	—	52
All Other Fees	251	—
Total	1,825	1,483

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Period	Total Number of ADSs Repurchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Program(2)(3)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program
October 2011	1,144,730	$2.94	1,144,730	$26,634,494
November 2011	737,283	$3.18	1,882,013	$24,289,934
December 2011	723,071	$4.26	2,605,084	$21,209,652
January 2012	370,310	$3.92	2,975,394	$19,758,037
February 2012	238,293	$4.11	3,213,687	$18,778,653
March 2012	326,785	$3.37	3,540,472	$17,677,388
April 2012	55,790	$3.54	3,596,262	$17,479,891
May 2012	45,551	$3.32	3,641,813	$17,328,662
June 2012	124,788	$3.69	3,766,601	$16,868,194
July 2012	185,170	$3.45	3,951,771	$16,229,358
August 2012	277,477	$2.90	4,229,248	$15,424,675
September 2012	158,742	$3.20	4,387,990	$14,916,701
October 2012	214,437	$3.25	4,602,427	$14,219,781
November 2012	80,589	$3.04	4,683,016	$13,974,790
Total	4,683,016	$3.42	4,683,016	—

(1)         Each of our ADSs represents two ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)         We announced a share repurchase program approved by our board of directors on September 27, 2011. Under the terms of the approved program, we may repurchase up to $30 million worth of our issued and outstanding ADSs. The repurchases were made from time to time on the open market at prevailing market prices and were made subject to restrictions relating to volume, price and timing. This share repurchase plan was implemented over the course of 14 months from October 2011 to November 2012, in a manner consistent with market conditions, the interest of the shareholders, the trading price of the ADSs and in compliance with relevant rules under the Exchange Act. The share repurchase program was concluded in November 2012.

(3)         The ADSs repurchased are being held as treasury shares.

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law of the Cayman Islands, our home country. Currently, our compensation committed is composed of three members, only one of whom is an independent directors. We do not have, nor do we intend to establish, a nominating/corporate governance committee. Our board of directors performs the duties of the nominating/corporate governance committee and regularly reviews our corporate governance principles and practice. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

ITEM 16H.  MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2011 and 2012

•                  Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012

•                  Consolidated Statements of comprehensive income for the years ended December 31, 2010, 2011 and 2012

•                  Consolidated Statements of  changes in equity for the years ended December 31, 2010, 2011 and 2012

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012

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

4.10††

English translation of Share Transfer Framework Agreement, dated March 30, 2012, among Xueda Information, shareholders of Beijing Weland International Education and Technology Corp. and the other parties thereto

4.11	Firstleap Education Series A Preferred Shares Purchase Agreement, dated July 9, 2012, among Firstleap Education, Xueda Education Group and other parties thereto

4.12	English translation of Entrusted Loan Agreement, dated May 4, 2012, among Xueda Information, Bank of Beijing and Beijing Lebai Education Consulting Co., Ltd.

4.13	English translation of Entrusted Loan Agreement, dated November 28, 2012, among Xueda Information, Bank of Beijing and Beijing Lebai Education Consulting Co., Ltd.

8.1††	List of Subsidiaries of the Registrant

11.1**	Code of Business Conduct and Ethics of the Registrant

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

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

††                                  Previously filed with the annual report on Form 20-F (File No. 001-34914), dated April 27, 2012 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xueda Education Group

	By:	/s/ Xin Jin
		Name:	Xin Jin
		Title:	Chief Executive Officer and Director
Date: April 3, 2013

XUEDA EDUCATION GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

XUEDA EDUCATION GROUP

We have audited the accompanying consolidated balance sheets of Xueda Education Group (the “Company”), its subsidiaries, its variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2010, 2011 and 2012. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, such statements have been adjusted for the retrospective application of the authoritative guidance regarding the presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

April 3, 2013

XUEDA EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	December 31,
	2011	2012
Assets

Current assets:
Cash and cash equivalents	217,746	211,944
Short-term investments	7,944	26,126
Prepaid expenses and other current assets	18,645	12,911
Amounts due from related parties	43	1,592
Deferred tax assets-current	3,618	4,335
Total current assets	247,996	256,908
Property and equipment, net	35,613	40,616
Acquired intangible assets, net	—	563
Deferred tax assets-noncurrent	1,008	2,585
Rental deposits	3,787	4,493
Available-for-sale securities	—	5,125
Goodwill	863	3,729
Other noncurrent assets	568	2,246
Total assets	289,835	316,265

Liabilities

Current liabilities:
Deferred revenue-current (including deferred revenue of the consolidated VIE without recourse to the Company of $79,095 and $105,027 as of December 31, 2011 and 2012, respectively)	79,095	105,027
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $19,145 and $23,051 as of December 31, 2011 and 2012, respectively)	21,733	25,157
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $4,047 and $4,329 as of December 31, 2011 and 2012, respectively)	4,047	4,329
Dividends payable (including dividends payable of the consolidated VIE without recourse to the Company of nil and nil as of December 31, 2011 and 2012, respectively)	—	22,665
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of December 31, 2011 and 2012, respectively)	371	347
Total current liabilities	105,246	157,525
Deferred revenue-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Company of $22,309 and $28,765 as of December 31, 2011 and 2012, respectively)	22,309	28,765
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of December 31, 2011 and 2012, respectively)	929	607
Deferred tax liabilities-noncurrent (including deferred tax liabilities of the consolidated VIE without recourse to the Company of nil and $141 as of December 31, 2011 and 2012, respectively)	—	141
Total liabilities	128,484	187,038

XUEDA EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except for shares and per share data)

	December 31,
	2011	2012
Commitments (Note 18)

Equity
Ordinary shares (par value $0.0001 per share; 469,647,160 shares authorized; 139,679,890 and 140,027,952 shares issued; 133,505,836 and 130,377,436 shares outstanding as of December 31, 2011 and 2012, respectively)	14	14
Treasury shares, at cost	(8,846)	(16,124)
Additional paid-in capital	178,058	149,303
Statutory reserves	1,544	2,028
Accumulated deficits	(8,527)	(7,046)
Accumulated other comprehensive loss	(892)	(311)
Total Xueda Education Group shareholders’ equity	161,351	127,864
Noncontrolling interests	—	1,363
Total equity	161,351	129,227
Total liabilities and equity	289,835	316,265

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Years ended December 31,
	2010	2011	2012
Net revenues	154,144	221,738	293,157
Cost of revenues (including share-based compensation expenses of $3, $6 and $5 for 2010, 2011 and 2012, respectively)	(103,504)	(156,222)	(219,655)
Gross profit	50,640	65,516	73,502
Operating expenses:
General and administrative (including share-based compensation expenses of $1,895, $4,092 and $3,156 for 2010, 2011 and 2012, respectively)	(23,790)	(36,425)	(46,427)
Selling and marketing (including share-based compensation expenses of $6, $11 and $5 for 2010, 2011 and 2012, respectively)	(16,179)	(25,940)	(31,336)
Total operating expenses	(39,969)	(62,365)	(77,763)
Government subsidies	26	357	164
Other income	76	—	—
Income (loss) from operations	10,773	3,508	(4,097)
Interest income	510	3,766	6,722
Income before income tax expenses	11,283	7,274	2,625
Income tax expenses	(990)	(2,484)	(876)
Net income	10,293	4,790	1,749
Net loss attributable to the noncontrolling interests	—	—	216
Net income attributable to Xueda Education Group	10,293	4,790	1,965
Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	(382)	—	—
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	(138)	—	—
Net income attributable to Xueda Education Group ordinary shareholders	9,773	4,790	1,965
Net income per ordinary share:
Net income attributable to Xueda Education Group ordinary shareholders
Basic	0.09	0.03	0.01
Diluted	0.09	0.03	0.01
Weighted average shares used in calculating net income per ordinary share
Basic	80,407,581	137,745,176	131,316,004
Diluted	82,776,366	142,268,913	131,776,207

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for shares and per share data)

	Years ended December 31,
	2010	2011	2012
Net income	10,293	4,790	1,749
Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustments	(187)	118	250
Unrealized gain on available-for-sale securities, net of tax effects of nil, nil and nil for the year ended December 31, 2010, 2011 and 2012, respectively	—	—	339
Total comprehensive income	10,106	4,908	2,338
Comprehensive loss attributable to the noncontrolling interests	—	—	208
Total comprehensive income attributable to Xueda Education Group	10,106	4,908	2,546

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

								Accumulated
				Additional				other	Total Xueda
	Ordinary		Treasury	paid-in	Subscription	Statutory	Accumulated	comprehensive	shareholders’	Noncontrolling
	Shares	Amount	stock	capital	receivable	reserve	deficits	loss	equity	interest	Total equity
Balance at January 1, 2010	69,962,800	7	—	1,246	—	144	(21,690)	(823)	(21,116)	—	(21,116)
Deemed dividend on Series A1 convertible redeemable preferred shares-accretion of redemption premium	—	—	—	—	—	—	(382)	—	(382)	—	(382)
Deemed dividend on Series A2 convertible redeemable preferred shares-accretion of redemption premium	—	—	—	—	—	—	(138)	—	(138)	—	(138)
Provision for statutory reserve	—	—	—	—	—	379	(379)	—	—	—	—
Share-based compensation	—	—	—	1,904	—	—	—	—	1,904	—	1,904
Conversion of Series A1 and A2 preferred shares upon the completion of the initial public offering (“IPO”)	30,352,840	3	—	4,657	—	—	—	—	4,660	—	4,660
Issuance of ordinary shares upon the completion of IPO (net of issuance cost of $3,464)	30,889,000	3	—	132,986	(155)	—	—	—	132,834	—	132,834
Issuance of ordinary shares to Warburg Pincus (net of issuance cost of nil)	7,124,000	1	—	32,823	—	—	—	—	32,824	—	32,824
Foreign currency translation adjustments	—	—	—	—	—	—	—	(187)	(187)	—	(187)
Net income	—	—	—	—	—	—	10,293	—	10,293	—	10,293
Balance at December 31, 2010	138,328,640	14	—	173,616	(155)	523	(12,296)	(1,010)	160,692	—	160,692
Repurchase of ordinary shares	(5,210,168)	—	(8,846)	—	—	—	—	—	(8,846)	—	(8,846)
Provision for statutory reserve	—		—		—	1,021	(1,021)	—	—	—	—
Share-based compensation	—	—	—	4,109	—	—	—	—	4,109	—	4,109
Nonvested shares vested	51,250	—	—	—	—	—	—	—	—	—	—
Option exercised	336,114	—	—	333	—	—	—		333	—	333
Payment of subscription receivable	—	—	—	—	155	—	—	—	155	—	155
Foreign currency translation adjustments	—	—	—	—	—	—	—	118	118	—	118
Net income	—	—	—	—	—	—	4,790	—	4,790	—	4,790
Balance at December 31, 2011	133,505,836	14	(8,846)	178,058	—	1,544	(8,527)	(892)	161,351	—	161,351
Repurchase of ordinary shares	(4,155,864)	—	(7,278)	—	—	—	—	—	(7,278)	—	(7,278)
Provision for statutory reserve	—	—	—	—	—	484	(484)	—	—	—	—
Share-based compensation	—	—	—	3,166	—	—	—	—	3,166	—	3,166
Nonvested shares vested	348,062	—	—	—	—	—	—	—	—	—	—
Option exercised	679,402	—	—	673	—	—	—	—	673	—	673
Foreign currency translation adjustments	—	—	—	—	—	—	—	242	242	8	250
Dividends distribution	—	—	—	(32,594)	—	—	—	—	(32,594)	—	(32,594)
Acquisition of Weland International	—	—	—	—	—	—	—	—	—	1,571	1,571
Net unrealized gain on available-for-sale securities, net of tax effects of nil for the year	—	—	—	—	—	—	—	339	339	—	339
Net income	—	—	—	—	—	—	1,965	—	1,965	(216)	1,749
Balance at December 31, 2012	130,377,436	14	(16,124)	149,303	—	2,028	(7,046)	(311)	127,864	1,363	129,227

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income	10,293	4,790	1,749
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	3,551	8,109	15,308
Amortization of acquired intangible assets	—	—	47
Loss on disposal of property and equipment	24	425	690
Share-based compensation expense	1,904	4,109	3,166
Deferred income taxes	(2,404)	(2,078)	(2,303)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(2,524)	(8,850)	4,275
Amounts due from related parties	749	—	56
Rental deposits	(1,051)	(1,246)	(660)
Other non-current assets	(548)	84	(1,652)
Deferred revenue	25,846	10,742	30,486
Accrued expenses and other current liabilities	5,722	5,737	3,591
Income tax payable	1,405	1,776	237
Deferred income	—	1,300	(346)
Net cash provided by operating activities	42,967	24,898	54,644
Cash flows from investing activities:
Purchase of short-term investments	(20,850)	(31,175)	(128,307)
Proceeds from maturity of short-term investments	742	45,026	111,266
Acquisition of businesses (net of cash acquired of nil, nil and $1,765 for the years ended December 31, 2010, 2011, and 2012, respectively)	—	—	(1,196)
Purchases of available-for-sale securities	—	—	(4,786)
Loan to third party	—	(30,542)	—
Proceeds from maturity of loan to third party	—	31,375	—
Loan to a related party	—	—	(4,777)
Proceeds from maturity of loan to a related party	—	—	3,185
Purchase of property and equipment	(15,419)	(26,331)	(19,145)
Proceeds from disposal of property and equipment	6	12	17
Net cash used in investing activities	(35,521)	(11,635)	(43,743)
Cash flows from financing activities:
Repurchase of ordinary shares	—	(8,846)	(7,278)
Payment of issuance cost in connection with initial public offering (“IPO”)	(2,732)	(733)	—
Payment received for shares subscribed during IPO	—	155	—
Proceeds from exercise of options	—	265	123
Proceeds from IPO	136,299	—	—
Proceeds from issuance of ordinary shares to Warburg Pincus	32,824	—	—
Payment of dividend distribution	—	—	(9,929)
Payment of deferred consideration for acquisition of Taiyuan Xueda	(235)	—	—
Net cash provided by (used in) financing activities	166,156	(9,159)	(17,084)
Effect of exchange rate changes	1,332	2,272	381
Net increase (decrease) in cash and cash equivalents	174,934	6,376	(5,802)
Cash and cash equivalents, beginning of year	36,436	211,370	217,746
Cash and cash equivalents, end of year	211,370	217,746	211,944
Supplemental disclosure of cash flow information
Income taxes paid	1,975	2,635	2,897
Major non-cash investing activity:
Payable for property and equipment	1,103	2,871	2,393

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES

Xueda Education Group (the “Company”) was incorporated under the laws of the Cayman Islands on April 24, 2009.  The Company, its subsidiaries, its consolidated variable interest entity (“VIE”) and VIE’s subsidiaries and schools (collectively the “Group”) are primarily engaged in providing private personalized tutoring services for primary and secondary school students in the People’s Republic of China (“PRC”).

As of December 31, 2012, details of the Company’s subsidiaries and VIE and VIE’s significant subsidiaries and schools were as follows:

Place of
	Incorporation	establishment/
Name	or acquisition date	incorporation	Legal ownership

Subsidiaries:
Xuecheng Century (Beijing) Information Technology Co., Ltd. (“Xuecheng Century”)	Aug 17, 2009	PRC	100%
China Xueda Corporation Limited (“Xueda HK”)	May 13, 2009	Hong Kong	100%
Beijing Xueda Education & Training Consulting Co., Ltd.	Oct 31, 2011	PRC	100%

VIE:
Beijing Xueda Information Technology Co., Ltd. (“Xueda Information”)	Jul 13, 2009	PRC	Nil	*

VIE’s significant subsidiaries and schools:
Taiyuan Xueda Education & Training School(1)	Dec 8, 2008	PRC	Nil	*
Suzhou Xuecheng Information Technology Co., Ltd.	Sep 28, 2009	PRC	Nil	*
Tianjin Xueda Educational Information Consulting Co., Ltd.	Oct 26, 2009	PRC	Nil	*
Guangzhou Xueda Educational Technology Co., Ltd.	Nov 24, 2009	PRC	Nil	*
Shenzhen Xueda Information Technology Co., Ltd.	Nov 25, 2009	PRC	Nil	*
Jinan Xueda Education & Training School(1)	Dec 17, 2009	PRC	Nil	*
Hangzhou Xueda Education Consulting Co., Ltd.	Mar 09, 2010	PRC	Nil	*
Changchun Xueda Education & Training School(1)	Jun 11, 2010	PRC	Nil	*
Shenyang Xueda Education & Training School(1)	Aug 10, 2010	PRC	Nil	*
Nanjing Xueda Education & Training School(1)	Sep 30, 2010	PRC	Nil	*
Xi’an Beilin District Xueda Education & Training School(1)	Dec 14, 2010	PRC	Nil	*
Xi’an Yanta Xueda Education & Training School(1)	Feb 24, 2011	PRC	Nil	*
Shanghai Jinshan District Xueda Education School of Continuing Studies(1)	Dec 16, 2010	PRC	Nil	*
Beijing Chaoyang Xueda Training School(1)	Jan 25, 2011	PRC	Nil	*
Beijing Haidian Xueda Training School(1)	May 31, 2011	PRC	Nil	*

*                                         These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

(1)                                     These private schools are established and controlled by Xueda Information or its subsidiaries.  Under PRC laws and regulations, entities who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders”.  The economic substance of “sponsorship” in respect of private schools is substantially similar to that of ownership with respect to legal, regulatory and tax matters.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The equity interest structure of Xueda Technology had been as follows since the incorporation of Xueda Technology till March 2008:

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Company subsequently incorporated two wholly owned holding subsidiaries, Xueda HK in Hong Kong, and Xuecheng Century in the PRC.

In July 2009, Xueda Information was established to carry on the business of Xueda Technology.  In August 2009, Xuecheng Century entered into a series of contractual agreements with Xueda Information whereby Xueda Information became a VIE of Xuecheng Century.  (See below for a description of the VIE arrangements under which Xuecheng Century, ultimately the company, becomes the primary beneficiary of the VIE.) From November 2009 to June 2010, all business, assets and liabilities held by Xueda Technology were transferred to Xueda Information.

At the time of concluding the VIE arrangements, the ultimate beneficial shareholders of Xueda Information and Xueda Technology were identical with no shareholder having, before or after the reorganization, a controlling interest.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Company therefore conducts substantially all of its activities through the VIE, Xueda Information, and its subsidiaries and schools in the PRC.  The VIE and its subsidiaries and schools hold leases and other assets necessary to operate the Company’s learning centers, provide tutoring services and generate all of the Company’s revenues. To provide the Company the power to control and the ability to receive substantially all of the expected residual returns of the VIE and its subsidiaries and schools, Xuecheng Century entered into a series of contractual arrangements with Xueda Information and its shareholders in August 2009.

•                                          Agreements that transfer economic benefits to Xuecheng Century

Exclusive technology consulting and management service agreement

Pursuant to the exclusive consulting and management service agreement between Xueda Information and Xuecheng Century, Xuecheng Century has the exclusive right to provide to Xueda Information consulting services, technical support and training services, including industry and customer research, employee training, IT system maintenance and support, website and network construction and maintenance, and other services.  Xuecheng Century is entitled to charge Xueda Information an annual service fee and adjust the service fee rate from time to time according to the amount of services it has provided to Xueda Information.  The annual service fee amounts are determined at Xuecheng Century’s sole discretion. The terms of the exclusive consulting and management service agreement are 10 years and can be automatically extended for an additional 10 years at Xuecheng Century’s discretion.  Xuecheng Century has the right to terminate this agreement, at any time during the term of this agreement, by 30-day prior written notice to Xueda Information, whereas Xueda Information may only terminate this agreement on the ground of Xuecheng Century’s gross negligence, fraud or other illegal act, or bankruptcy, lawful dissolution or termination of Xueda Information.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Pledge agreement

Pursuant to the equity pledge agreement between Xuecheng Century and the nominee shareholders of Xueda Information, the nominee shareholders of Xueda Information pledged all of their equity interests in Xueda Information to Xuecheng Century to guarantee Xueda Information’s performance of its obligations under the exclusive technology consulting and management service agreement. If Xueda Information breaches its contractual obligations under that agreement, Xuecheng Century, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of Xueda Information agree that, without prior written consent of Xuecheng Century, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Xuecheng Century’s interest. During the term of the equity pledge agreement, Xuecheng Century is entitled to receive all income in cash or otherwise generated from the pledged equity interests, such as all dividends paid on the pledged equity interests. The pledge agreement has an initial term of 10 years, and will remain effective for as long as the exclusive technology consulting and management service agreement is effective.

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

The Articles of Incorporation of Xueda Information states that the major rights of the shareholders include the power to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan.  Therefore, through the irrevocable power of attorney arrangement, Xuecheng Century has the ability to exercise effective control over Xueda Information through shareholder votes and, through such votes, to also control the composition of the board of directors and thus appoint the senior management of Xueda Information. The power of attorneys will remain effective for as long as the nominee shareholders are shareholders of Xueda Information.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Exclusive purchase right contract

Pursuant to the exclusive purchase right contract, Xuecheng Century has the exclusive and irrevocable right to purchase or designate another party to purchase from the nominee shareholders the equity interest in Xueda Information at the lowest amount of consideration permitted by the PRC law when and to the extent that applicable PRC law permits Xuecheng Century to own all or part of such equity interest in Xueda Information. This agreement will terminate upon the lawful transfer of all equity interests in Xueda Information to Xuecheng Century. Through the exclusive purchase right contract, each of Xueda Information’s shareholders irrevocably granted Xuecheng Century an exclusive right to acquire, at any time, for its own account or through one or more PRC individuals or entities as nominee shareholders of its choice to replace the existing shareholders of Xueda Information, which constitutes a substantive kick-out right that is exercisable and enforceable under current PRC laws and regulations. This kickout right reinforces Xuecheng Century’s ability to direct the activities that most significantly impact Xueda Information’s economic performance.

As a result of these contractual arrangements, Xuecheng Century has (1) the power to direct the activities of Xueda Information that most significantly impact Xueda Information’s economic performance through its control over the board of directors and management of Xueda Information and (2) the right to receive economic benefits from Xueda Information, and accordingly, the Company has consolidated the financial results of Xueda Information and its subsidiaries and schools in the consolidated financial statements for all the periods presented.

In concluding that the Company is the primary beneficiary of Xueda Information, the Company believes that the powers of attorney are valid, binding and enforceable under existing PRC laws and regulations and enable the Company, through Xuecheng Century, to vote on all matters requiring shareholder approval for Xueda Information. In addition, the Company believes that the exclusive purchase right contract provides the Company, through Xuecheng Century, with a substantive kickout right. More specifically, the terms of the exclusive purchase right contract are exercisable and enforceable under current PRC laws and regulations, and the minimum amount of consideration permitted by the applicable PRC laws to exercise such purchase right does not represent a financial barrier or disincentive for the Company, through Xuecheng Century, to exercise such purchase right. The Company’s rights under the powers of attorney and the exclusive purchase right contract provide the Company with control over the shareholders of Xueda Information and thus provide the Company with the power to direct the activities that most significantly impact Xueda Information’s economic performance.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with Xueda Information and its shareholders are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations currently in effect. However, substantial uncertainties exist regarding the interpretation of current and future PRC laws, regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

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

The imposition of any of these penalties may result in a material adverse effect on the Company’s ability to conduct its business.  In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE and its subsidiaries and schools or the right to receive their economic benefits, the Company would no longer be able to consolidate the financial results of the VIE, its subsidiaries or schools.

The Company’s ability to control Xueda Information depends on the powers of attorney that enable Xuecheng Century to vote on all matters requiring shareholder approval for Xueda Information. As noted above, the Company believes these powers of attorney are valid, binding and enforceable under existing PRC laws and regulations but may not be as effective as direct equity ownership.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

Certain shareholders of Xueda Information are also beneficial owners or directors of the Company. In addition, certain beneficial owners and directors of the Company are also directors or officers of Xueda Information. Their interests as beneficial owners of Xueda Information may differ from the interests of the Company as a whole. The Company cannot be certain that if conflicts of interest arise, these parties will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest these parties may encounter in their capacity as beneficial owners of Xueda Information, on the one hand, and as beneficial owners of the Company, on the other hand. The Company believes the shareholders of Xueda Information will not act contrary to any of the contractual arrangements and the exclusive purchase right contract provides the Company with a mechanism to remove them as shareholders of Xueda Information should they act to the detriment of the Company. If any conflict of interest or dispute between the Company and the shareholders of Xueda Information arises and the Company is unable to resolve it, the Company would have to rely on legal proceedings in the PRC. Such legal proceedings could result in disruption of its business; moreover, there is substantial uncertainty as to the ultimate outcome of any such legal proceedings.

The Group’s tutoring business has been directly operated by (and as a result all of the Group’s revenues have been generated from) the VIE and its subsidiaries and schools. The Company has consolidated the net revenues of Xueda Information and its subsidiaries and schools in its consolidated financial statements in accordance with U.S. GAAP. For the years ended December 31, 2010, 2011 and 2012, $155,019, $223,379 and $294,047, or 100%, 100% and 100%, respectively, of the Company’s total net revenues were attributable to Xueda Information and its subsidiaries and schools as they conducted all of the tutoring business. As of December 31, 2011 and 2012, Xueda Information and its subsidiaries and schools accounted for an aggregate of 39% and 49%, respectively, of the Group’s consolidated total assets, and 99% and 86%, respectively, of the Group’s consolidated total liabilities. The assets not associated with the Xueda Information and its subsidiaries and schools primarily consisted of cash held by Xueda Education Group, Xueda HK and Xuecheng Century. The financial information of the VIE and VIE’s subsidiaries and schools as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 were as follows:

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	December 31,
	2011	2012

Cash and cash equivalents	50,346	61,418
Prepaid expense and other current assets	15,489	11,402
Total current assets	77,336	107,348
Total assets	113,157	154,133
Deferred revenue	101,404	133,792
Total current liabilities	105,624	132,407
Total liabilities	127,933	161,313
Total equity	(14,776)	(7,180)

	Years ended December 31,
	2010	2011	2012

Net revenues	155,019	223,379	294,047
Net income (loss)	3,550	(2,056)	6,282
Net cash provided by operating activities	35,510	17,355	48,370
Net cash used in investing activities	(34,374)	(7,095)	(37,363)
Net cash provided by financing activities	353	—	—

There are no consolidated VIE’s assets that are collateral for the VIE’s obligations and which can only be used to settle the VIE’s obligations. No creditors (or beneficial interest holders) of the VIE have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIE. However, if the VIE ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Noncontrolling interest

Noncontrolling interests is separately presented as a component of equity in the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits or liquid investments that are placed with banks and other financial institutions and are unrestricted as to withdrawal or use, or have original maturity terms of three months or less.

Investments

Investments consist of held-to-maturity securities and available-for-sale securities. The Group’s held-to-maturity securities consist of short-term investments placed with financial institutions with original maturity terms of greater than three months but less than one year. Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the security to maturity, and are recorded at amortized cost. Investments classified as available-for-sale securities are carried at their fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

The Group reviews its investments for other-than-temporary impairment (“OTTI”) based on the specific identification method.  The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its investments.  If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group’s intent and ability to hold the investment, and the financial condition and near term prospects of the issuers.

If there is OTTI on debt securities, the Group separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security’s amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Financial instruments

Financial instruments include cash and cash equivalents, short-term investments, amounts due from related parties and available-for-sale securities. The carrying values of cash and cash equivalents, short-term investments, and amounts due from related parties approximate their fair values due to their short-term maturities. Available-for-sale securities are carried at fair value, as discussed in Note 9.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and the accompanying notes.  Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, valuation allowance for deferred tax assets, share-based compensation, fair value of available-for-sale securities and goodwill impairment. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost less accumulated depreciation and amortization.  Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Building	20~40 years
Furniture, fixtures and equipment	3 years
Motor vehicles	5 years
Leasehold improvements	Shorter of useful life of the assets or the lease term

Acquired intangible assets

Intangible assets with definite lives are carried at cost less accumulated amortization. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives, which are as follows:

Trademark	10 years
Non-Compete Agreement	5 years

Impairment of long-lived assets with definite lives

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the difference between the fair value and the carrying amount of the assets.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenues are recognized when earned and are reported net of business taxes and value added taxes.

The primary sources of the Group’s revenues are as follows:

(a)                                 Registration fees

The Group charges each new student a non-refundable registration fee ranging from $48.15 (RMB300) to $80.26 (RMB500) for diagnosis and designing a personalized tutoring plan for the student.  The nonrefundable registration fee is amortized over the estimated average customer relationship life.  The average customer relationship life is estimated based on the Group’s historical data and the estimate is subject to annual assessment or when an event or other changes indicate the estimate is no longer reasonable.

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

The Group’s PRC subsidiaries, VIE and VIE’s subsidiaries and schools are subject to business taxes and other related surcharges at a rate of 3.3% or 5.5% of gross revenues generated from its private personalized tutoring service. Business taxes are reported as a deduction to revenue when incurred and amounted to $8,429, $11,723 and $13,834 for the years ended December 31, 2010, 2011 and 2012, respectively.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of value added taxes (“VAT”) in lieu of business tax in certain areas and industries in the PRC. Such VAT pilot program is to be phased in Beijing, Jiangsu, Anhui, Fujian, Guangdong, Tianjin, Zhejiang, and Hubei between September and December 2012. Starting from September 1, 2012, one PRC subsidiary and the VIE’s certain subsidiaries became subject to VAT at the rates of 6% or 3%, on certain service revenues which were previously subject to business tax. VAT is also reported as a deduction to revenue when incurred and amounted to $67 for the year ended December 31, 2012.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. However,  entities that are VAT small scale taxpayers, cannot offset their input VAT against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in either other current liabilities or other current assets on the consolidated balance sheets.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

Advertising costs are expensed as incurred.  The Group incurred advertising costs totaling $10,971, $21,471 and $26,448 for the years ended December 31, 2010, 2011 and 2012, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

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

Government subsidies

The Company receives government subsidies from the local government authorities for encouraging local area development and technology development.  Government subsidies are recognized upon receipt as other operating income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. For the years ended December 31, 2010, 2011 and 2012, $26, $357 and $164 were received and recognized in other operating income, respectively.

Foreign currency translation

The functional and reporting currency of the Company and Xueda HK is US dollar.  The functional currency of the Company’s subsidiaries, VIE and VIE’s subsidiaries and schools in the PRC is Renminbi (“RMB”).

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Deferred income taxes are recognized when temporary differences exist between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

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

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), gain (loss) on available-for-sale securities and foreign currency translation adjustments. Beginning on January 1, 2012, the Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements. The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income (loss).

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

Basic net income (loss) per share attributable to Xueda Education Group is computed by dividing net income (loss) attributable to Xueda Education Group by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of stock options is computed using treasury stock method.  The dilutive effect of convertible redeemable preferred shares is computed using as-if converted method.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of $216,342 and $180,272, which were denominated in RMB, at December 31, 2011 and 2012, respectively, representing 99.4% and 85.1% of the cash and cash equivalents balances as of December 31, 2011 and 2012, respectively. The Group’s short-term investments of $7,944 and $26,126 as of December 31, 2011 and 2012, respectively, were also denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, amount due from related parties and available-for-sale securities.  The Group’s cash and cash equivalents and short-term investments denominated in RMB, which represent substantially all of the Group’s cash and cash equivalents and short-term investments, are held by financial institutions located within the PRC. Financial institutions in the PRC do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America. The Group’s investment policy limits its exposure to concentrations of credit risks in relation to its investments.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting pronouncements recently adopted

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in US GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments, mainly including:

•                                          Highest-and-best-use and valuation-premise concepts for nonfinancial assets-the guidance indicates that the highest-and-best-use and valuation-premise concepts only apply to measuring the fair value of nonfinancial assets.

•                                          Application to financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risk-the guidance permits an exception to fair value measurement principles for financial assets and financial liabilities (and derivatives) with offsetting positions in market risks or counterparty credit risk when several criteria are met. When the criteria are met, an entity can measure the fair value of the net risk position.

•                                          Premiums or discounts in fair value measure-the guidance provides that premiums or discounts that reflect size as a characteristic of the reporting entity’s holding (specifically, a blockage factor that adjusts the quoted price of an asset or a liability because the market’s normal daily trading volume is not sufficient to absorb the quantity held by the entity) rather than as a characteristic of the asset or liability (for example, a control premium when measuring the fair value of a controlling interest) are not permitted in a fair value measurement.

•                                          Fair value of an instrument classified in a reporting entity’s stockholders’ equity-the guidance prescribes a model for measuring the fair value of an instrument classified in stockholders’ equity; this model is consistent with the guidance on measuring the fair value of liabilities.

•                                          Disclosures about fair value measurements-the guidance expands disclosure requirements, particularly for Level 3 inputs. Required disclosures include:

(i)                                     For fair value measurements categorized in Level 3 of the fair value hierarchy: (1) a quantitative disclosure of the unobservable inputs and assumptions used in the measurement, (2) a description of the valuation process in place (e.g., how the entity decides its valuation policies and procedures, as well as changes in its analyses of fair value measurements, from period to period), and (3) a narrative description of the sensitivity of the fair value to changes in unobservable inputs and interrelationships between those inputs.

(ii)                                  The level in the fair value hierarchy of items that are not measured at fair value in the statement of financial position but whose fair value must be disclosed.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounting pronouncements recently adopted - continued

The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group adopted this pronouncement effectively January 1, 2012, which did not have a significant effect on the Group’s consolidated financial statements.

In June 2011, the FASB issued an authoritative pronouncement to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The guidance should be applied retrospectively. For public entities, the guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. In December 2011, the FASB issued an authoritative pronouncement related to deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. This guidance allows the FASB to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect update the pronouncement issued in June 2011. The Group adopted this guidance effective January 1, 2012 and presented the total consolidated statements of comprehensive income in two separate but consecutive statements.

In September 2011, the FASB issued an authoritative pronouncement related to testing goodwill for impairment. The guidance is intended to simplify how entities, both public and nonpublic, test goodwill for impairment. The guidance permits an entity to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Group adopted this pronouncement effective January 1, 2012, which did not have a significant effect on the Group’s consolidated financial statements, as the Group chose to directly perform the two-step goodwill impairment test for 2012.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements not yet adopted

In February 2013, the FASB issued an authoritative pronouncement related to reporting of amounts reclassified out of accumulated other comprehensive income, to improve the transparency of reporting these reclassifications. Other comprehensive income includes gains and losses that are initially excluded from net income for an accounting period. Those gains and losses are later reclassified out of accumulated other comprehensive income into net income.

The guidance expands the exiting disclosure requirement for reporting net income or other comprehensive income in financial statements, including:

•                  Present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

•                  Cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense.

For public entities, the guidance is effective for reporting periods beginning after December 15, 2012. Early adoption is permitted. The Group will adopt this pronouncement on January 1, 2013, and do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

3.                                      ACQUISITION

In effort to diversify its service offerings to primary and secondary school students, in June 2012, Xueda Information acquired 60% of the equity interest of Beijing Weland International Education and Technology Corp., (“Weland”) for a total cash consideration of $2,961. Weland provides services to students in the PRC for short-term overseas studies, including hosting the Model United Nations Conference. This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at fair value at the date of acquisition, resulting in a goodwill balance of $2,795. The net revenue and net loss of Weland in the amount of $831 and $540, respectively, have been included in the consolidated statement of operations for the year ended December 31, 2012.

With the assistance of a third party appraiser, the Group allocated the purchase price to assets acquired and liabilities assumed as follows:

Purchase price allocation		Useful life

Cash and cash equivalents	$1,765
Advance to suppliers	62
Acquired intangible assets
- Trademark	408	10 years
- Non-compete agreement	188	5 years
Fixed assets	4
Total assets acquired	2,427
Deferred tax liabilities	(150)
Liabilities assumed	(540)
Noncontrolling interest	(1,571)
Total net assets	166
Goodwill	2,795
Total	$2,961

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

3.                                      ACQUISITION - continued

The following summary of unaudited pro forma results of operations for the years ended December 31, 2011 and 2012 were presented with the assumption that the significant acquisitions during the year ended December 31, 2012 occurred as of January 1, 2011. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisitions occurred as of January 1, 2012, nor are they indicative of future operating results.

	Years ended December 31,
	2011	2012

Pro forma net revenue	227,436	296,548
Pro forma net income attributable to Xueda Education Group	4,999	2,414
Pro forma net income per ordinary share-basic	0.04	0.02
Pro forma net income per ordinary share-diluted	0.04	0.02

4.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	December 31,
	2011	2012

Other receivable (i)	6,323	1,794
Prepaid rental expenses	5,864	6,857
Advance to suppliers	2,019	1,532
Advanced to third party for stock repurchase (ii)	1,154	46
Prepaid advertisement expenses	928	513
Short-term deposits	828	461
Interest receivable	806	458
Staff advances and others	723	1,250
	18,645	12,911

(i)                                     Other receivable consists of cash that had been received from students but held by the electronic payment processors. The funds are transferred to the Group shortly after payments are received by electronic payment processors.

(ii)                                  Advanced to third party for stock repurchase is the cash disbursed to an independent investment bank for the future repurchases of the Company’s outstanding ADSs, which is refundable at the discretion of the Company.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

5.                                      PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31,
	2011	2012

Buildings	4,782	5,800
Furniture, fixtures and equipment	15,922	21,603
Motor vehicles	1,571	2,146
Leasehold improvements	26,270	37,217
Less: accumulated depreciation and amortization	(12,932)	(26,150)
	35,613	40,616

Depreciation and amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $3,551, $8,109 and $15,308, respectively.

6.                                      ACQUIRED INTANGIBLE ASSETS

Acquired intangible assets arose from the acquisitions of Weland in 2012 and consisted of the following:

	December 31,
	2011	2012

Trademark	—	408
Non-Compete Agreement	—	188
	—	596
Less: Accumulated amortization	—	(47)
Exchange difference	—	14
Acquired intangible assets, net	—	563

Amortization expense for the years ended December 31, 2010, 2011 and 2012 was nil, nil and $47, respectively. Future amortization expenses of acquired intangible assets with determinable lives are $80, $80, $80, $80 and $229 for 2013, 2014, 2015, 2016, 2017 and thereafter, respectively.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

7.                                      GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 were as follows:

	2011			2012
	Taiyuan			Taiyuan
	Xueda	Weland	Total	Xueda	Weland	Total

Gross amount
Beginning balance at January 1	823	—	823	863	—	863
Acquisition (Note 3)	—	—	—	—	2,795	2,795
Exchange difference	40	—	40	9	62	71
Ending balance at December 31	863	—	863	872	2,857	3,729
Accumulated impairment loss
Beginning balance at January 1	—	—	—	—	—	—
Charge for the year	—	—	—	—	—	—
Exchange difference	—	—	—	—	—	—
Ending balance at December 31	—	—	—	—	—	—
Goodwill, net	863	—	863	872	2,857	3,729

The Group performs its annual goodwill impairment tests on December 31 of each year.  No impairment charges were recognized for the years ended December 31, 2010, 2011 and 2012.

8.                                      SHORT-TERM INVESTMENTS

As of December 31, 2011 and 2012, the Group’s short term investments consisted of held-to-maturity securities issued by banks at amortized cost of $7,944 and $26,126, respectively. The carrying amounts of the held-to-maturity securities approximate their fair values due to their short-term nature. Income of $214, $593 and $2,074 from held-to-maturity securities were recognized in interest income in the consolidated statement of operations for the years ended December 31, 2010, 2011 and 2012, respectively.

9.                                      AVAILABLE-FOR-SALE SECURITIES

In July 2012, the Company entered into a preferred share purchase agreement with the shareholders of Firstleap Education (“Firstleap”), a company incorporated in the Cayman Islands that provides English training program to children aged from 2 to 10 years in the PRC. The Company purchased, for consideration of $4,786, 1,272,000 convertible preferred shares, which is equivalent to a 12.72% equity ownership interest in Firstleap. The investment is classified as available-for-sale securities and is measured at fair value as of the balance sheet date.  Unrealized holding gains and losses are excluded from earnings and are reported in other comprehensive income until realized. With the assistance of a third party appraiser, the Company estimated the fair value of the investment to be $5,125 as of December 31, 2012. An unrealized holding gain of $339 is reported in other comprehensive income.

The following table provides additional information, concerning the Company’s available-for-sale securities.

	December 31, 2012
		Gross
	Cost	unrealized gain	Fair value

Available for sale securities	4,786	339	5,125

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

10.                               FAIR VALUE MEASUREMENT

Measured on a recurring basis

The Group measured available-for-sale securities at fair value on a recurring basis as of December 31, 2012. The available-for-sale securities do not have a quoted market price in an active market.  The Group used the income approach, which it believed to be more reliable than the market approach in determining the fair value of the investment. Accordingly, it adopted a discounted cash flow method under the income approach, which considers a number of factors that include expected future cash flows, growth rates and discount rates estimated based on publicly traded companies in the industry and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability. The assumptions are inherently uncertain and subjective. The discounted cash flows for Firstleap were based on discrete eight years financial forecasts developed by management for planning purposes.  Cash flows beyond the forecasted period and discrete forecast were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends and considered long-term earnings growth rates for publicly traded comparable companies. Specifically, the income approach valuations included cash flow discount rate of 21.53%, and terminal value growth rate of 3%.

The following table summarizes the Group’s financial assets measured and recorded at fair value on a recurring basis as of December 31, 2012.

	Quoted price in	Significant
	active markets	other	Significant
	for identical	observable	unobservable
	investments	inputs	inputs	Total
	Level 1	Level 2	Level 3

As of December 31, 2012
Assets:
Available-for-sale securities	—	—	5,125	5,125
Total assets at fair value	—	—	5,125	5,125

Measured on non-recurring basis

The Group’s financial assets and liabilities measured at fair value on a non-recurring basis include acquired assets and liabilities at initial recognition based on Level 3 inputs in connection with business acquisitions.

The Group measured the fair value of the purchased intangible using the “cost,” “income approach-excess earnings” or “with & without” valuation methods. These purchased intangible assets are considered Level 3 assets because the Company used unobservable inputs, such as forecast financial performance of the acquired business and discount rates, to determine the fair value of these purchased assets/liabilities.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

11.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2011	2012

Accrued employee payroll and welfare benefits	13,259	14,459
Payable for property and equipment	2,871	2,393
Accrued rental expenses	1,737	3,344
Business taxes and other tax payable	1,460	1,970
Individual income taxes payable	520	513
Accrued professional service fees	472	933
Accrued advertisement expenses	344	124
Accrued other service fees	222	343
Others	848	1,078
	21,733	25,157	`

12.                               INCOME TAXES

The current and deferred components of income tax expense (benefit) were as follows:

	Years ended December 31,
	2010	2011	2012
Current	3,455	4,562	3,179
Deferred	(2,465)	(2,078)	(2,303)
Total income taxes	990	2,484	876

The Company is a tax-exempt entity incorporated in the Cayman Islands.

Xueda HK located in Hong Kong and applies an income tax rate of 16.5% for Hong Kong onshore revenue. Xueda HK recorded income tax expense of nil, nil and nil during the years ended December 31, 2010, 2011 and 2012 because Xueda Hong Kong is an investment holding company with no substantive business operations in Hong Kong.

The Company’s subsidiaries, VIE and VIE’s subsidiaries and schools, which were incorporated in the PRC (“PRC subsidiaries”), are subject to PRC Enterprise Income Tax (EIT), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008.

Xuecheng Century was certified as a “software enterprise” and was exempt from income taxes in 2010 and 2011, followed by a 12.5% of income tax rate for 2012, 2013, and 2014.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

12.                               INCOME TAXES - continued

The principal components of deferred income taxes were as follows:

	December 31,
	2011	2012
Current deferred tax assets
Deferred income-current	111	104
Accrued expenses (i)	3,669	4,420
Less: Valuation allowance	(162)	(189)
Net current deferred tax assets	3,618	4,335
Non-current deferred tax assets
Deferred income-noncurrent	279	182
Net operating loss carry forwards	2,692	3,816
Less: valuation allowance	(1,963)	(1,413)
Net non-current deferred tax assets	1,008	2,585
Non-current deferred tax liabilities
Acquired intangible assets	—	(141)
Net non-current deferred tax liabilities	—	(141)

(i)                                     Accrued expense deferred tax assets relate to accrued advertising, payroll and welfare expenses. According to the EIT law, accrued payments related to certain employee expenses, including employee payroll and certain welfare expenses, are not deductible for tax until the actual payments occur. The EIT law also limits the amount of advertising expenses deductible for any period to no more than 15% of gross revenue of such period and permits the amount of the advertising expense in excess of such 15% limit to be carried forward to future periods.

The net operating loss carry forwards for Xueda Information and its subsidiaries and schools was $15,264 as of December 31, 2012 and will expire on various dates through 2017. The valuation allowances as of December 31, 2011 and 2012 were primarily related to net operating losses generated by certain subsidiaries and schools of Xueda Information because the Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future.

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

12.                               INCOME TAXES - continued

Reconciliation between total income tax expense and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2010	2011	2012

Expected income tax expense at PRC EIT statutory rate of 25%	2,821	1,819	656
Effect of preferential tax rate and tax holiday	(2,608)	(760)	745
Effect on tax rates in different tax jurisdiction	(122)	121	(228)
Tax effect of income that is not taxable (i)	—	(1,173)	—
Tax effect of expenses that are not deductible in determining taxable profit (ii)	161	809	226
Changes in valuation allowance	738	1,668	(523)
Total income tax expense	990	2,484	876

(i)                                     Tax effect on income that is not taxable relates to the interest income and exchange gains generated by Xueda Hong Kong from its RMB-denominated deposits, which are not subject to Hong Kong income taxes in accordance with the Hong Kong Inland Revenue Ordinance as Xueda Hong Kong is an investment holding company with no substantive business operations in Hong Kong.

(ii)                                  Expenses not deductible for tax purposes include entertainment expenses, employees’ training expenses that are not deductible in the computation of net income before income taxes.

If the tax holidays granted to Xuecheng Century and Xueda Technology were not available, income tax provision and earnings per share amounts would be as follows:

	Years ended December 31,
	2010	2011	2012

Increase (Decrease) in income tax expense	2,608	760	(745)
(Reduction) Increase in net income per share-basic	(0.03)	(0.01)	0.01
(Reduction) Increase in net income per share-diluted	(0.03)	(0.01)	0.01

According to the PRC Tax Administration and Collection Law, the tax authority may require the taxpayer or the withholding agent to make delinquent tax payment within three years if the underpayment of taxes is resulted from the tax authority’s act or error. No late payment surcharge will be assessed under such circumstances. The statute of limitation will be three years if the underpayment of taxes is due to the computational errors made by the taxpayer or the withholding agent. Late payment surcharge will be assessed in such case. The statute of limitation will be extended to five years under special circumstances which are not clearly defined (but an underpayment of tax liability exceeding US$16 (RMB0.1 million) is specifically listed as a “special circumstance”). The statute of limitation for transfer pricing related issue is ten years. There is no statute of limitation in the case of tax evasion. Therefore, the Group’s PRC domiciled entities are subject to examination by the PRC tax authorities based on the above.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

12.                               INCOME TAXES - continued

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2010, 2011 and 2012. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2012.

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

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned by PRC subsidiary after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.  Accumulated deficit of the Company’s subsidiaries located in the PRC was $9,055 at December 31, 2012. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

In April 2009, CDH Xueda Education and Century Hui Ce converted 3,126,920 Series A1 convertible redeemable preferred shares and 1,373,080 Series A2 convertible redeemable preferred shares (see Note 16), respectively, into an aggregate of 4,500,000 ordinary shares of the Company, which were then transferred to the individual ordinary shareholders in proportion to their equity interests in the Company.

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

In 2011, the Company issued 1,300,000 ordinary shares to its depositary bank for future exercise of share options which are not considered as outstanding shares until they are delivered to the employees upon exercise of vested stock options. Out of these 1,300,000, 1,015,516 shares had been issued to the employees upon exercise of their share options as of December 31, 2012. 284,484 shares remain available for future issuances, which were not considered as outstanding shares as of December 31, 2012, and therefore were excluded from the computation of earnings per share.

In September 2011, the board of directors approved a shares repurchase program to repurchase up to $30,000 of its outstanding ADSs (“ADSs” refers to the Company’s American depositary shares, each of which represents two ordinary shares).  The Company engaged an independent investment bank to act as broker-dealer in connection with such repurchases. There were 5,210,168 and 4,155,864 ordinary shares were repurchased from existing shareholders at an average price of $1.70 and $1.75 per share for the years ended December 31, 2011 and 2012, respectively. The repurchased shares were accounted for as treasury stock and recorded at an aggregate cost of $16,124.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

14.                               NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended December 31,
	2010	2011	2012

Net income-basic (numerator):
Net income allocated to Xueda Education Group shareholders	9,773	4,790	1,965
Net income allocated to Series A1 preferred shareholders	1,678	—	—
Net income allocated to Series A2 preferred shareholders	685	—	—
Net income allocated to ordinary shareholders	7,410	4,790	1,965
Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share-basic	80,407,581	137,745,176	131,316,004
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options and nonvested shares using the treasury stock method	2,368,785	4,523,737	460,203
Weighted average ordinary shares outstanding used in computing diluted net income per share-diluted	82,776,366	142,268,913	131,776,207
Net income per ordinary share-basic	0.09	0.03	0.01
Net income per ordinary share-diluted	0.09	0.03	0.01

As of December 31, 2012, 356,219 options and 1,248,944 nonvested shares were excluded in computation of diluted net income per share, because their effects were anti-dilutive. There were no anti-dilutive options and nonvested shares as of December 31, 2010 and 2011.

15.                               SHARE-BASED COMPENSATION

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

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

15.                               SHARE-BASED COMPENSATION - continued

In December 2010, the Company revised the Stock Incentive plan.  According to Amended and Restated 2009 Equity Incentive Plan, the share limit shall initially be 11,146,151 and shall automatically increase on January 1 of each calendar year during the term of this plan, commencing with January 1, 2011, by an amount equal to the lesser of (i) 1% of the total number of shares issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares as may be established by the Board of Directors or the Compensation Committee.  Moreover, the option price per share shall be determined by the Compensation Committee, but shall not be less than, (i) with respect to Options granted to individuals subject to taxation in the United States, 100% of the fair market value of a share, and (ii) with respect to all other Options, 85% of the fair market value of a share, in each case, on the date an option is granted.   The share limit was increased by 1,383,286 and 1,335,058 for the year 2011 and 2012 automatically and 2,421,981 shares were available for future grant as of December 31, 2012.

Stock options

On March 16, 2010, the Company granted a total of 10,320,097 share options to employees at an exercise price of $0.99 per share.  25% of the share options granted vest on each of the first four anniversaries of the grant date.

On September 20, 2010, 3,343,845 share options with an exercise price of $0.99 per share granted to an officer of the Company on March 16, 2010 were replaced with the same number of share options with an exercise price of $1.89 per share; all other terms of the share options remain the same. This modification did not result in incremental share-based compensation expense as the fair value of the modified award measured immediately after the modification was less than the fair value of the original award measured immediately before the modification. The unrecognized compensation expense of $3,612 relating to the original award as of the modification date was recognized over the remaining vesting period. Concurrent with this officer’s resignation in February 2012, 417,979 of his share options, which would have been forfeited upon his resignation, were modified to vest on March 15, 2012 and all vested options were exercisable within six months of his resignation.  The incremental share-based compensation expenses of $339 as of the modification date were recognized immediately.

On August 22, 2012, the Company granted 2,089,904 share options to an employee with an exercise price of $1.65 per share, for which 50% of the share options will vest on May 22, 2013 and 2014.

On December 18, 2012, the Company granted 655,902 share options to another employee with an exercise price of $1.26 per Share. 1/8 of the shares will vest on May 22, 2013, and 1/8 of the shares subject to the option shall vest every six months thereafter over next 3.5 years.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

15.                               SHARE-BASED COMPENSATION - continued

Stock options - continued

A summary of the share option activities is as follows:

	Outstanding options
		Weighted	Weighted average	Weighted average	Aggregate
	Number of	average	grant-date	remaining contractual	intrinsic
	options	exercise price	fair value	Term (Years)	value
Options outstanding at January 1, 2010	—	—	—
Granted	13,663,942	$1.21	$1.24
Cancelled	(3,343,845)	$0.99	$1.24
Forfeited	(11,035)	$0.99	$1.24
Options outstanding at December 31, 2010	10,309,062	$1.28	$1.24
Granted	—	$—	$—
Exercised	(336,114)	$0.99	$1.24
Forfeited	(422,296)	$0.99	$1.24
Options outstanding at December 31, 2011	9,550,652	$1.31	$1.24
Granted	2,745,806	$1.55	$0.66
Exercised	(679,402)	$0.99	$1.24
Forfeited	(4,341,736)	$1.68	$1.24
Options outstanding at December 31, 2012	7,275,320	$1.20	$1.02	8.15	$1,064
Options vested and expected to vest as of December 31, 2012	6,831,655	$1.22	$1.01	8.21	$960
Option exercisable as of December 31, 2012	2,311,186	$0.99	$1.24	7.20	$543

The total intrinsic value of options exercised during the year ended December 31, 2010, 2011 and 2012 were $nil, $1,080 and $345, respectively.  The total fair value of share options vested during the year ended December 31, 2010, 2011 and 2012 were $nil, $3,191 and $1,687, respectively.

The Company recorded share-based compensation expenses of $1,904, $3,242 and $1,752 for the years ended December 31, 2010, 2011 and 2012, respectively.  As of December 31 2012, there was $4,184 of share-based compensation related to stock options that is expected to be recognized over a weighted average period of 1.6 years.

The fair value of options granted was estimated on the date of grant using the binomial option pricing model with the following assumptions:

	Years ended December 31,
	2010	2011	2012
Expected volatility	54.1%	—	57.9%
Risk-free interest rate	4.36%	—	1.8%
Expected dividend yield	0%	—	0%
Exercise price	$0.99 per share	—	$1.55 per share
Fair value of the underlying ordinary shares	$1.89 per share	—	$1.21 per share
Exercise multiple	1.5 times	—	2.8 times

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

15.                               SHARE-BASED COMPENSATION - continued

Stock options - continued

(1)                                 Volatility

The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company and comparable listed companies over a period comparable to the contractual term of the options.

(2)                                 Risk-free interest rate

Risk-free interest rate was estimated based on the yield of China international government bonds denominated in U.S. dollars and the yield of treasury bonds of the United States with a maturity period similar to the contractual term of the options.

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

(6)                                 Exercise multiple

Exercise multiple represents the value of the underlying share or stock price as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

15.                               SHARE-BASED COMPENSATION - continued

Nonvested shares

On February 25, 2011, the Company granted 290,000 nonvested shares to employees, or which 25% will vest on 24th November of each year from 2011 to 2014 respectively.

On May 27, 2011, the Company granted 489,000 nonvested shares to employees, of which 25% will vest on 1st April of each year from 2012 to 2015.

On June 30, 2011, the Company granted 1,195,368 nonvested shares to employees, of which 25% will vest on 30th June of each year from 2012 to 2015.

On November 1, 2012, the Company granted 653,343 nonvested shares to employees, of which 50% will vest on 31st March of each year from 2013 to 2014.

On December 21, 2012, the Company granted 1,234,970, nonvested shares to employees, of which 25% will vest on 31st March of each year from 2013 to 2016.

For the nonvested shares granted in 2011 and 2012, the fair market value of the grant date was used to determine the cost of the nonvested shares.

A summary of the nonvested shares activity is as follows:

	Number of	Weighted average	Aggregate
	Nonvested	grant-date	intrinsic
	shares outstanding	fair value	value

Nonvested shares outstanding at January 1, 2011	—	—
Granted	1,974,368	4.24
Forfeited	(435,700)	4.47
Vested	(51,250)	4.84
Nonvested shares outstanding at December 31, 2011	1,487,418	4.15
Granted	1,888,313	1.32
Forfeited	(275,303)	4.30
Vested	(348,062)	4.16
Nonvested shares outstanding at December 31, 2012	2,752,366	2.19	$3,372
Nonvested shares vested and expected to vest at December 31, 2012	1,969,884	2.13	$2,413

The total fair value of shares vested during the year ended December 31, 2010, 2011 and 2012 was $nil, $248 and $1,448, respectively.  The Company recorded share-based compensation expenses of $nil, $867 and $1,414 for the years ended December 31, 2010, 2011 and 2012, respectively.  As of December 31, 2012, there was $3,017 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 2.5 years.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

16.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES

On March 26, 2008, CDH Xueda Education and Century Hui Ce, which was owned by three individual investors, subscribed for convertible redeemable preferred share interests in Xueda Technology, which represented 23.16% and 10.17%, respectively, of the total equity interest on an as converted basis, with cash of $2,269 and $996, respectively.

On April 24, 2009, the Company was established as the holding company of the Group.  The convertible redeemable preferred share interests held by CDH Xueda Education and Century Hui Ce in Xueda Technology were exchanged for the identical number of convertible redeemable preferred shares of the Company.  After the performance adjustment in 2009, 20,033,080 Series A1 convertible redeemable preferred shares were held by CDH Xueda Limited, the beneficial owner of CDH Xueda Education; 3,518,770, 2,262,570, and 3,015,580 Series A2 convertible redeemable preferred shares were held by the three individual beneficial owners of Century Hui Ce, respectively.

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

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

16.                               CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

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

The Group accrued the 15% premium over the redemption period as deemed dividends with debits to accumulated deficit of $520, nil and nil for the years ended December 31, 2010, 2011, 2012, respectively.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

17.                               MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $10,035, $18,435 and $24,214 for the years ended December 31, 2010, 2011 and 2012, respectively.

18.                               COMMITMENTS

The Group leases offices under non-cancelable operating leases agreements.  Rent expenses under operating leases for the years ended December 31, 2010, 2011 and 2012 were $17,412, $28,927, and $40,490, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,
2013	33,108
2014	26,936
2015	21,320
2016	14,692
2017 and thereafter	19,773
115,829

19.                               RELATED PARTY TRANSACTIONS

Details of related party balances as of December 31, 2011 and 2012 and transactions for years ended December 31, 2010, 2011 and 2012 are as follows:

(1) Amounts due from related party

	Amounts due from
	related party
	December 31,
	2011	2012

Amounts due from Shanghai Chuanxue Net Technology Co., Ltd (“Shanghai Chuanxue”) (i)	43	—
Amounts due from Beijing Lebai Education Consulting Co., Ltd. (“Beijing Lebai”) (ii)	—	1,592
	43	1,592

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

19.                               RELATED PARTY TRANSACTIONS - continued

(1)                                 Amounts due from related party - continued

(i)                                     Shanghai Chuanxue is a company majority owned by a director of the Company, who is also the chief executive officer and a beneficial owner of the Company’s ordinary shares. The balance as of December 31, 2011 was unsecured, interest free and repayable on demand.

(ii)                                  In August 2012, the Company purchased, for consideration of $4,786, a 12.72% equity interest in Firstleap Education and Jin Xin, the president of Xueda, is appointed the board member of Firstleap.

In November 2012, Xueda Information signed a three-party loan agreement with Lebai, an affiliate of Firstleap and Bank of Beijing whereby the Company loaned RMB10 million (equivalent to $1,592) to Lebai through Bank of Beijing for a period from November 18, 2012 to May 28, 2013 at an annual interest rate of 10%.

(2) Transactions with related party

	Years ended December 31,
	2010	2011	2012
Advertising services provided by Beijing 58 City Information and Technology Co., Ltd. (“58 City”) (iii)	565	493	141
Advertising services provided by Beijing City Wanglin Information and Technology Co., Ltd. (“City Wanglin”) (iii)	—	—	153

Total	—	—	294

Rental income generated from Lebai	—	—	99

Total	—	—	99

(iii)                             58 City and City Wanglin is wholly owned by Yao Jinbo, a beneficial owner and individual ordinary shareholders of the Group. 58 City and City Wanglin provided advertisement services to the Group. There was no un-settled balance as of December 31, 2010, 2011 and 2012.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(In thousands of U.S. dollars, except for shares and per share data)

20.                               STATUTORY RESERVES

Prior to payment of dividends, pursuant to the PRC laws and regulations, enterprises incorporated in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company.  These reserves include (i) general reserve, and (ii) other reserves at the discretion of the Board of Director.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion.  These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company’s subsidiaries, the VIE and the VIE’s subsidiaries contributed $283, $108 and $370 to the general reserve during the years ended December 31, 2010, 2011 and 2012, respectively.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment.  For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. The Group’s private schools made appropriation to the reserve of $96, $913 and $114 for the years ended December 31, 2010, 2011 and 2012, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity and comprehensive income. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

21.                               RESTRICTED NET ASSETS

Under the PRC laws and regulations, distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, and the PRC entities are restricted from transferring a portion of their net assets to the Company.  Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC entities. The balance of restricted net assets was $29,767 as of December 31, 2012. Except for the restricted net assets, the Company is able to receive the Group’s PRC entities’ accumulated profits without the consent of a third party.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group’s net revenues for the years ended December 31, 2010, 2011 and 2012 were all generated from the services provided in the PRC.  The Group’s long-lived assets as of December 31, 2011 and 2012 were all located in the PRC.