Form 20-F
period 2013-12-31
Xueda Education Group
filed 2014-03-31
CIK 1499619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

133,610,982 Ordinary Shares

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

☐ Yes   ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 and as of December 31, 2012 and 2013.

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

•                  expected changes in our revenue and certain cost and expense items;

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.                                    Selected Financial Data.

The following selected consolidated balance sheet data as of December 31, 2012 and 2013 and the selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected balance sheet data as of December 31, 2009, 2010 and 2011 and the following selected statement of operations data for the years ended December 31, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report.

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

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of $, except share and per share numbers)
Consolidated Statement of Operations Data:
Net revenue	77,188	154,144	221,738	293,157	347,047
Cost of revenue(1)	(57,326)	(103,504)	(156,222)	(219,655)	(239,948)
Gross profit	19,862	50,640	65,516	73,502	107,099
Operating expenses:
General and administrative expenses(1)	(9,912)	(23,790)	(36,425)	(46,427)	(52,716)
Selling and marketing expenses(1)	(10,624)	(16,179)	(25,940)	(31,336)	(36,308)
Impairment loss on goodwill	—	—	—	—	(2,923)
Impairment loss on acquired intangible assets	—	—	—	—	(494)
Total operating expenses	(20,536)	(39,969)	(62,365)	(77,763)	(92,411)
Government subsidies	83	26	357	164	439
Other income	—	76	—	—	—
(Loss)/profit from operations	(591)	10,773	3,508	(4,097)	15,097
Interest income	220	510	3,766	6,722	7,279
(Loss)/profit before income tax expense	(371)	11,283	7,274	2,625	22,376
Income tax expenses
Current	(1,320)	(3,455)	(4,562)	(3,179)	(8,302)
Deferred	83	2,465	2,078	2,303	820
Total income tax expenses	(1,237)	(990)	(2,484)	(876)	(7,482)
Net (loss)/income	(1,608)	10,293	4,790	1,749	14,894
Net loss attributable to the noncontrolling interests	—	—	—	216	1,257
Net (loss)/income attributable to Xueda Education Group shareholders	(2,585)	9,773	4,790	1,965	16,151
Net (loss)/income per share:
Basic	(0.04)	0.09	0.03	0.01	0.12
Diluted	(0.04)	0.09	0.03	0.01	0.12
Net (loss)/income per ADS:
Basic	(0.08)	0.18	0.07	0.03	0.25
Diluted	(0.08)	0.18	0.07	0.03	0.24
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic	68,865,200	80,407,581	137,745,176	131,316,004	131,681,540
Diluted	68,865,200	82,776,366	142,268,913	131,776,207	134,466,868

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands of $)
Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	36,436	211,370	217,746	211,944	117,063
Short-term investments	—	21,212	7,944	26,126	129,619
Prepaid expenses and other current assets	4,587	8,398	18,645	12,911	16,642
Total current assets	42,593	242,910	247,996	256,908	272,094
Total assets	48,323	263,182	289,835	316,265	331,618
Current liabilities:
Deferred revenue — current	41,529	61,161	79,095	105,027	103,871
Total current liabilities	48,809	77,470	105,246	157,525	148,876
Deferred revenue — non-current	16,454	25,020	22,309	28,765	29,983
Total liabilities	65,299	102,490	128,484	187,038	179,119
Net assets	(16,976)	160,692	161,351	129,227	152,499
Series A1 convertible redeemable preferred shares	3,037	—	—	—	—
Series A2 convertible redeemable preferred shares	1,103	—	—	—	—
Noncontrolling interests	—	—	—	1,363	112
Total Xueda Education Group shareholders’ equity	(21,116)	160,692	161,351	127,864	152,387

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
Selected Operating Data:
Number of learning centers (at period end)	131	207	295	383	408
Number of students served	54,130	88,761	116,900	138,688	149,882
Average hourly course fee (in $)(2)	21	23	26	28	30

(1)                                 Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of $)
Cost of revenue	—	3	6	5	10
General and administrative expenses	—	1,895	4,092	3,156	5,368
Selling and marketing expenses	—	6	11	5	4
Total share-based compensation expenses	—	1,904	4,109	3,166	5,382

(2)                                 Represents gross revenue, which is computed as net revenue plus business tax, divided by the total course hours delivered in the relevant period.

Exchange Rate Information

For your convenience, this annual report also contains translations of certain amounts in RMB into U.S. dollars at the rate of RMB6.0537 to $1.00, the noon buying rate for December 31, 2013, as set forth in the H.10 statistical release of the Federal Reserve Board.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 21, 2014, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2248 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	Period End	Average(1)	Low	High
2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7671	6.6000	6.8330
2011	6.2939	6.4630	6.2939	6.6364
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
September	6.1200	6.1198	6.1178	6.1213
October	6.0943	6.1032	6.0815	6.1209
November	6.0922	6.0929	6.0903	6.0993
December	6.0537	6.0738	6.0537	6.0927
2014
January	6.0590	6.0509	6.0402	6.0600
February	6.1448	6.0816	6.0591	6.1448
March (through March 21, 2014)	6.2248	6.1590	6.1183	6.2273

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

Historically, the attrition rates for our service professionals were 25.2%, 24.8% and 23.6% for 2011, 2012 and 2013, respectively. The attrition of our service professionals has generally resulted from our performance-driven salary structure that comprises of variable components, career development prospects perceived by our service professionals and our stringent performance evaluation process and is affected by seasonality associated with the academic calendar.

Under our service model, education consultants are the first group of service professionals with direct contact with prospective students. Our education consultants provide preliminary consultation and assessment of the students and help the students form a customized study plan. As such, education consultants are instrumental in both recruiting and retaining the students. Before the change to their compensation structure in the first half of 2011, our education consultants were paid immediately when students signed the service contracts and the course fees were collected. Under the changed compensation structure, a significant portion of our education consultants’ compensation would be paid on a continuous basis and as the course hours are delivered. Our goal was to require the education consultants to make more efforts retaining their students, improve customer service and foster sustainable growth. Although we anticipated a short-term increase in the resignations of education consultants following such change, the actual number of resignations in mid to late 2011 was more significant than we had anticipated. As a result, the growth in students served and course hours delivered in the second half of 2011 slowed down, which, in turn, caused a slowdown in the revenue growth in the second half of 2011 compared to the previous periods.

The employment agreements we have entered into with all of our employees (including education consultants) contain non-competition provisions. Under the PRC law, to fully enforce a non-competition agreement, the employer must pay reasonable compensation to the terminated employee on a monthly basis throughout the non-competition period. Given the large number of education consultants and the small number of prospective students each education consultant can influence, we typically do not decide to enforce the non-competition provision against resigned education consultants and do not normally pay them the monthly non-competition compensation. We believe that our decision not to enforce the non-competition provisions against the resigned education consultants did not significantly affect our student retention, as the refund rate, defined as the percentage of course fee refunded in a period out of the total amount of course fees collected in such period, was 7.1% in 2011, 7.9% in 2012 and 8.6% in 2013, respectively.

We have taken the following measures to try to reverse such slowdown since 2012: (1) adopting a set of guidelines and autonomy framework for our local operations, which provides our regional management team with more flexibility in structuring the compensation of education consultants to better align with local market conditions; (2) vigorously recruiting new education consultants and (3) enhancing the training programs for our education consultants, with an emphasis on helping young education consultants advance in their career path and encouraging senior education consultants to be more proactive. As a general initiative, we also try to help our service professionals adapt to our business culture and enhance their internal career development opportunities in order to maintain a healthy level of attrition. In 2013, we continued to improve our employee incentive systems by enhancing training programs and improving recruitment quality. We also established an employee appeal system in order to facilitate efficient internal communication. As a result, the attrition rate for our service professionals decreased to 24.8% in 2012 and further decreased to 23.6% in 2013. However, we cannot assure you that the programs we have developed or may adopt to retain our service professionals (including the education consultants) will continue to be effective in allowing us to maintain our target service professional attrition levels. If we are unable to retain qualified service professionals and reduce their attrition rate without incurring significant retention expenses, our business, results of operations and financial condition may be materially and adversely affected.

A small portion of our tutoring courses are delivered by instructors who are teachers at public schools and work at our learning centers on a contractual basis. The practice of paid tutoring by teachers of public schools has received increased regulatory scrutiny in recent years. Some provinces and municipalities where we have substantial business operations, such as Beijing, Tianjin, Jiangsu, Hunan, Guangdong, Anhui, Zhejiang, Hebei and Shaanxi, have promulgated local regulations prohibiting public school teachers from providing paid tutoring services. Similar regulations may be adopted in more provinces and municipalities where we have substantial business operations or plan to expand our service network. In 2012 and 2013, only a very small percentage of our total course hours were delivered by contract instructors who are teachers at public schools. If these instructors choose to, or are forced to, discontinue their employment relationship with us to comply with the relevant local regulations, we may need to seek new instructors to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all. In addition, we may experience a reduced supply of instructors in those provinces and municipalities, which may further increase the strain on and difficulty of our recruiting efforts. Furthermore, while none of the existing local regulations currently imposes any penalty on service providers like us for hiring full-time public school teachers, we cannot assure you that these regulations will not be amended, or that new regulations will not be adopted, to impose such penalties in the future.

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

Although our founders were in the educational service business since as early as 2001, we only started our personalized tutoring services in 2004 and have experienced significant growth only since 2007. Our limited operating history may not provide a meaningful basis on which to evaluate our business. Despite the growth in our revenue in recent years, we incurred net losses for the fiscal years ended December 31, 2007, 2008 and 2009. Although we recorded net income since 2010, we cannot guarantee you that we will remain profitable or will not incur net losses in the future. We expect that both our cost and our operating expenses will increase as we continue our business expansions and that we may face difficulties maintaining profitability. Thus, our limited operating history may not provide you with a sufficient basis upon which to evaluate our future prospects, financial condition and results of operations.

We have incurred losses in the past and may incur losses in the future.

We incurred net losses attributable to our company of $12.5 million and $1.6 million in 2008 and 2009, respectively, and recorded an accumulated shareholders’ deficit of $12.3 million, $8.5 million and $7.0 million as of December 31, 2010, 2011 and 2012, respectively. As we expect our costs to increase as we continue to expand our business and operations, we may incur losses in the future. Our net income attributable to Xueda Education Group’s ordinary shareholders decreased from $10.3 million in 2010 to $4.8 million in 2011 and further decreased to $2.0 million in 2012. Although we generated net income of $16.2 million in 2013, we cannot assure you that we will be able to sustain profitability in the future.

We may not be able to manage our business expansion and increasingly complicated operations effectively, which could harm our business.

We have expanded rapidly in recent years and plan to continue expanding our operations primarily through organic growth. The number of our learning centers increased from 108 as of December 31, 2008 to 408 as of December 31, 2013, and is expected to continue to grow. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. To manage the expected growth of our operations, we need to expand our existing operational, administrative, technological and financial systems, procedures and controls as well as expand, train and manage our employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned expansion of and upgrade in personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate any entities we may acquire or any strategic alliances we may form into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities and to manage our existing operations, which in turn may have a material adverse effect on our financial condition and results of operations.

In addition, we intend to form strategic alliances and make selective complementary acquisitions and investments to help drive future growth. For example, in June 2012, Xueda Information acquired a 60% equity interest in Beijing Weland International Education and Technology Corp., or Weland, for a consideration of RMB18.9 million. Weland is a company incorporated in China and organizes Chinese students to attend various model United Nations conferences and the relevant training in the United States and China. However, as a result of the increasingly competitive environment in the short-term overseas studies industry, Weland’s estimated growth rates and profit margins for future periods were expected to be lower than that of prior years’ forecast.  Accordingly, we recognized a goodwill impairment loss of $2,923 in the year ended December 31, 2013.  In August 2012 and July 2013, we purchased, for a consideration of $4.8 million and $1.6 million, respectively, equity interests in the aggregate of 16.11% in Firstleap Education, a company incorporated in the Cayman Islands that provides English tutoring services to two- to ten-year-old children in China. We expect this investment in the long term to expand our service offerings, strengthen our position in the Chinese private tutoring sector and diversify our revenue streams. Our strategic alliances, acquisitions and investments involve substantial risks and uncertainties, including:

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

•                  failure to achieve the intended revenue and other benefits expected from the alliances, acquisitions and investments;

•                  our ability to generate sufficient revenue to offset the costs and expenses of alliances, acquisitions and investments; and

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

As a result, as of December 31, 2013, we had a total of 408 learning centers established and operated by our VIE’s subsidiaries or private schools, and 507 leases for these learning centers, representing all properties leased by our VIE, its subsidiaries and schools for the tutoring services we provide. Among these leases, 89 will expire by December 31, 2014 and 22 do not contain a priority renewal provision which provides the lessee with the right of first refusal to renew the lease on the terms and conditions offered by the lessor for renewal upon the expiration of the lease. At the end of the lease term, we may need to negotiate for a new lease or an extension of the existing lease and may be forced to find a new lease location, which could involve substantial rent increases and leasehold improvement costs. In addition, we compete with numerous other businesses for sites in a highly competitive market, and some landlords and developers may exclusively grant locations to our competitors. As a result, we may not be able to obtain new leases or renew existing ones on acceptable terms or at all, which could adversely affect our business, results of operations and financial condition.

Certain of our leases may subject us to government penalties or may be challenged by property owners or other third parties.

Some of the premises of our learning centers are located on land owned by villages and rural organizations, or collectively-owned land, which is not permitted to be leased for a non-agricultural use under PRC law. Certain other of our leased properties are located on land the use of which is restricted and not permitted for our current use. As of December 31, 2013, we operated a total of 408 learning centers. As of December 31, 2013, a total of approximately 4,919 square meters of our leased properties for these learning centers, representing 1.78% of the total size of our learning center leases, were located on land that cannot be used for our current purpose. Our lease of properties located on such land may subject us to government penalties at a rate we believe, based on our review of the applicable regulations, up to RMB30 ($4.96) per square meter, or up to RMB147,570 ($24,398) in total. As of the date of this annual report, we have not been subject to any penalty for leasing properties built on such land.

In addition, some lessors of premises we lease for the operation of learning centers have not provided us with evidence of their valid and enforceable building ownership or evidence of their rights or authority to lease or sub-lease such properties. As of December 31, 2013, leases for properties with such lease right deficiencies amounted to approximately 20,738 square meters, representing approximately 7.5% of the total size of all of our learning center leases.

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

Competition could result in loss of market share and revenue, higher expenses and lower profit margins; it could also limit our future growth. A number of our current and potential future competitors may have greater financial and other resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards or new technologies. They also compete with us in recruiting qualified service and management professionals and may attempt to solicit our employees.

In response to competition, we may have to reduce course fees or increase spending in order to retain or attract students or to pursue new market opportunities. We may also have to incur additional recruiting, compensation and retention expenses in order to attract and retain service professionals and management personnel. We cannot assure you that we will be able to compete successfully against current and future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures in a timely and effective manner, we may lose market share, and our results of operations and financial condition may be materially and adversely affected.

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

In 2011, 2012 and 2013, the attrition rates of our senior management team were 17%, 13% and 3%, respectively, and the attrition rates of our local management team were 20%, 14% and 14%, respectively, over the same period. In addition, although the employment agreement we enter into with each of our employees contains confidentiality and non-competition provisions and we pay the required compensation to resigned senior management team members in consideration for the non-competition provisions, if any resigned member of our senior management team or any resigned key member of our local management teams breaches such obligations and joins a competitor or forms a competing company, we may lose students, instructors, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense, and the pool of qualified candidates is very limited. We may not be able to retain the services of our senior management team or key members of our local management teams, or attract and retain high-quality senior management team or key members of local management teams in the future, which could have a material adverse effect on our business and results of operations.

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

A substantial number of our students enroll in our tutoring programs to achieve better exam performance in school and in entrance exams. However, educational institutions and government authorities in China have initiated discussions and conducted some early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. In 2013, 90 universities and colleges were allowed to recruit up to 5% of their students through independently administered tests according to a notice promulgated by the MOE, although students admitted in this manner still need to meet certain thresholds in the national college entrance exam. It has been reported that the number of such universities and colleges will further increase.  If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for our tutoring services may deteriorate, and our business will be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the SOX. As required by Section 404 of the SOX and related rules as promulgated by the Securities and Exchange Commission, or the SEC, we are required to include a report of management on the effectiveness of our internal control over financial reporting in our annual report. Under such rules, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2013, and our independent registered public accounting firm also attested to the effectiveness of our internal control over financial reporting. However, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. As effective internal control over financial reporting is necessary for us to produce reliable financial reports, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the SOX and other requirements going forward.

We may not be able to adequately protect our intellectual property, and our current or future competitors may independently develop intellectual property similar to ours, which could cause us to be less competitive.

Our trademarks, trade names, copyrights, trade secrets and other intellectual property rights are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secret laws and confidentiality agreements with our employees and others to protect our intellectual property rights. Our PRC subsidiary, Xuecheng Century (Beijing) Information Technology Co., Ltd., or Xuecheng Century, has registered various trademarks and logos, including “,” “ ,” “Xueda,” “,” ““ and “,” with the Trademark Office of the State Administration for Industry and Commerce in China, or the SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of other trademarks and logos, including “prime learning,” for our small-group tutoring programs and other trademarks and logos which we believe are material for our operations. Normally it takes two to three years to obtain the registration after application. We expect the registration of these trademarks and logos to be completed during the period from 2014 to 2015 depending on the time each application was submitted. As our business grows and branding strategy develops, we may apply for the registration of additional trademarks and logos. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks.

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

Third parties may initiate litigation against us alleging infringement upon their intellectual property rights. For example, our service professionals may use third-party copyrighted materials without proper authorization in providing tutoring services. We may incur liabilities for unauthorized use of third-party copyrighted materials, such as photos, videos or student-generated content, posted on our websites or used in our marketing materials. In the event we are required to pay significant damage awards or settlement payments, our results of operations and financial condition may be materially and adversely affected. To date, no material infringement claims have been brought against us. However, in the event that we are prevented from using certain intellectual property rights and fail to develop or license alterative intellectual property rights on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

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

Based on the advice of our PRC counsel, Commerce & Finance Law Offices, we understand that under the framework and general principles of the Education Law of the PRC, which became effective on September 1, 1995 and was amended on August 27, 2009, the Law for Promoting Private Education, which became effective on September 1, 2003, and the Implementation Rules for the Law for Promoting Private Education, or the PE Implementation Rules, which became effective on April 1, 2004, the operation of after-school tutoring business is not in violation of PRC laws and regulations. Under the relevant PRC laws, regulations and administrative requirements, to provide tutoring services, a company may, in the capacity of a school sponsor, obtain a school permit from the education authorities above county level to establish a private tutoring school under Article 17 of the Law for Promoting Private Education as the first step. Such school can then establish and operate learning centers to provide tutoring services. It normally takes four to 12 months to obtain a school permit. In addition, all learning centers of a private school are required to be registered with the local educational authorities. Alternatively, a company may obtain approval from the industry and commerce administration authorities above county level to include the relevant services in the authorized scope of business as specified in its business licenses under Article 3 of the Regulations on Administration of Enterprise Business Scope Registration. A company with “education services” or “tutoring services” included in its approved scope of business can directly establish and operate learning centers to provide tutoring services.

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

Our VIE uses both ways discussed above to establish learning centers to provide tutoring services. As of December 31, 2013, we operated a total of 408 learning centers, 265 of which were established and operated by our VIE’s 111 schools and 143 of which were established and operated by our VIE’s subsidiaries. 261 of these 408 learning centers had been either established and operated by private schools with the prerequisite permits or by the subsidiaries of our VIE with “tutoring services” included in their approved business scope, and are therefore in full compliance under relevant laws and regulations. Among these 408 learning centers, 64 were established and operated by our VIE’s subsidiaries that had included, among others, “education information” or “education technology related consultation,” rather than “education services” or “tutoring services,” in their respective approved business scope. The relevant PRC laws, regulations and administrative requirements do not clearly provide whether such companies also need to specifically include “tutoring services” in their authorized scope of business in order to operate private learning centers. We cannot assure you that these of our VIE’s subsidiaries will not be deemed to have exceeded their authorized scope of business. These 64 learning centers contributed a total of 15.6% of our revenue for 2013. In addition, 83 of our 408 learning centers were either established by our VIE’s subsidiaries that do not have any education related services in their approved scope of business, or were established by some of our VIE’s schools but were not properly registered as required. These 83 learning centers contributed a total of 10.1% of our revenue for 2013.

As compared with the 146 learning centers with non-compliance issues among all the 383 learning centers as of December 31, 2012, we have, through our consistent efforts,  improved the compliance status of such learning centers as evidenced by the fact that we only have 147 learning centers with non-compliance issues among all the 408 learning centers as of December 31, 2013.

For the current 147 learning centers discussed above, we have taken, or are in the process of taking the measures including but not limited to the establishment of new schools to take over the operations of the affected learning centers from the relevant VIE’s subsidiaries or the transfer of their operations from the VIE’s subsidiaries to some of our VIE’s existing schools.

Despite our improved compliance and continuing efforts discussed above, we are uncertain of the time it may take to fully address the potential or existing compliance issues of all our learning centers, if at all.

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

Rules and regulations issued by certain government authorities may restrict or prohibit after-school tutoring services. Similar or more stringent rules or regulations that limit our ability to offer our services may be introduced in the future and materially and adversely affect our business, results of operations and financial condition.

Certain local government authorities had in the past issued notices or rules which prohibit private schools from offering after-school tutoring services by themselves or through cooperation with public schools. However, local government practices are inconsistent among the cities where we operate in implementing and enforcing such notices or rules. We have obtained the required education permits or business licenses for our tutoring services in most of these cities. None of our local operations has been subject to any penalties or other regulatory actions for violation of such notices or rules. In July 2010, the MOE issued the National Guidance on Mid- to Long-term Education Reform and Development, or the National Education Guidance, which expressly requires, among others, governments at various levels to subject private after-school tutoring service providers to appropriate regulation. We believe that the National Education Guidance reflects the latest developments of the PRC central government’s policy, which supports an appropriately regulated after-school tutoring sector rather than prohibits the after-school tutoring business. Based on the above reasons, we do not believe that these prohibitive local notices and rules will likely have any material effect on our business operations or expansion. However, if the local government authorities in any of the relevant cities start strictly enforcing the existing prohibitive notices or rules, or if future government rules and regulations entirely prohibit us from offering after-school tutoring services or impose more stringent limitations on the type or range of after-school tutoring services that we may offer, our business, results of operations and financial condition will be materially and adversely affected.

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

Since we derive all of our revenue from our operations in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business and results of operations. Our revenue depend on our students’ spending on tutoring services, which in turn depends on the level of current and expected household disposable income and willingness to spend of the students’ families. As there are still substantial uncertainties in the current and future conditions of global and Chinese economies, our potential customers may reduce their spending on tutoring services or seek less expensive alternatives. Moreover, since we require prepayment of course fees, certain potential customers who prefer installment payments due to economic and other concerns may be or may become unwilling or unable to purchase our services. Further disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions, if and when such financing is needed.

We generate a substantial portion of our revenue from a small number of cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our business and results of operations.

For the fiscal year ended December 31, 2013, we generated approximately 11.0% of our net revenue from learning centers located in Beijing. The next five cities where we derived most revenue, including Xi’an, Shanghai, Guangzhou, Tianjin and Nanjing, collectively contributed approximately 29.4% of our net revenue for 2013. We expect these cities to continue to constitute important sources of our revenue. If any of these cities experiences an event negatively affecting its private education industry, such as a severe economic downturn, a natural disaster or outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

Our new courses and services may compete with our existing course offerings.

We are constantly developing new courses and services to meet changes in student demands, testing materials, admission standards, market trends and evolving technologies. While some of the courses and services that we develop will expand our current course offerings and increase student enrollment, some may compete with or render obsolete our existing offerings without increasing our overall student enrollment. For example, our small-group tutoring service might attract students away from our one-on-one tutoring services. If we are unable to increase our overall student enrollment and profitability as we expand our course and service offerings, our business and growth may be adversely affected.

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

Currently, certain shareholders of our VIE, namely Xin Jin, Rubin Li, Jinbo Yao, Qiang Deng, Yafei Wang, Chaoming Chai and CDH Xueda Limited (through Junhong Piao, its designated holder) are also beneficial owners of our company. Certain shareholders of our VIE are also directors (namely, Xin Jin, Rubin Li, Jinbo Yao and Yafei Wang) or have appointed a director of our company (namely, CDH Xueda Limited) or are employees of our company (namely, Qiang Deng). In addition, Rubin Li, Xin Jin, Jinbo Yao, Yafei Wang and Junhong Piao are directors of our VIE, Xin Jin is the chairman of our VIE’s board of directors and Rubin Li is the general manager of our VIE. Conflicts of interest between (i) their duties to our company and shareholders (including the holders of our ADSs who are not otherwise affiliated with our VIE) and (ii) those as the major shareholders, directors and officers of our VIE may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company and our shareholders, or that conflicts of interest will be resolved in our favor.

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

The principal laws and regulations governing private education in China are The Law for Promoting Private Education and the PE Implementation Rules. Under these laws and regulations, a private school may elect to be a school that does not distribute reasonable returns or a school that distributes reasonable returns. As of December 31, 2013, 106 of our VIE’s 111 schools were registered as private schools that distribute reasonable returns, and the remaining five of our schools were registered as schools that do not distribute reasonable returns.

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

Currently, all of our operations are conducted in China, and all of our revenue is derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to political, economic and social developments in China.

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

Our VIE and its subsidiaries and schools generate revenue in RMB. We receive substantially all of our VIE’s and its subsidiaries’ and schools’ economic benefits in the form of service fees they pay to our PRC subsidiary in RMB pursuant to a series of contractual arrangements. As we do not own any equity interest in our VIE, its subsidiaries or schools, we do not receive any dividends or other direct distributions from them. If and when our PRC subsidiary declares and pays dividends to Xueda Hong Kong, by virtue of its status as a wholly foreign-owned enterprise, it will be permitted under applicable regulations to convert the RMB dividends into a foreign currency and remit to its shareholder outside of the PRC. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Dividend Distribution” for additional requirements for distribution of dividends by a wholly foreign-owned enterprise. In addition, in the event that our PRC subsidiary liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside of China to Xueda Hong Kong. The shareholders of our VIE have undertaken to distribute the proceeds from liquidation of our VIE, if any, to our PRC subsidiary. Our PRC subsidiary then may distribute such proceeds to us after converting them into foreign currency and remit them outside of China in the form of dividends or other distributions to us. Once remitted outside of the PRC, dividends and proceeds from liquidation paid to us will not be subject to further restrictions under PRC regulations with respect to its further transfer or use.

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

However, neither the SAIC nor the local industry and commerce administration authorities were reported to have strictly implemented the restrictions under either the SAIC measures or the various regional regulations before early 2012. As a result, before early 2012, the public, including public shareholders of China-based, U.S.-listed companies and other market participants, such as lawyers and research firms, were reported to be able to access all or most corporate records and filings of these listed companies’ PRC entities maintained with the industry and commerce administration authorities. Such records and filings were reported to have formed important components of research on certain China-based, U.S.-listed companies, which researches claimed to have uncovered wrongdoings and fraud committed by these companies on the basis of (i) the disparities found between the listed companies’ reported results and their PRC entities’ financial reports filed with industry and commerce administration authorities, and (ii) information on material changes of the PRC entities, such as transfers of equity interests of significant PRC subsidiaries, that were filed with the industry and commerce administration authorities but not properly disclosed by such listed companies as required under the U.S. securities law and the SEC’s disclosure requirements. The significant disparities found between (i) certain China-based, U.S.-listed companies’ reported results and other disclosure and (ii) their PRC entities’ financial reports and other records filed with industry and commerce administration authorities were also reported to have formed the basis of several class actions against such listed companies in the United States.

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

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB and converted from foreign currencies may be used only for purposes within the business scope stated on the business license of the company and, unless otherwise permitted by other regulations, may not be used for equity investments within the PRC. SAFE also strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including the substantial fines set forth in the Foreign Exchange Administration Rules. In addition, SAFE promulgated a circular on November 19, 2010, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version of Circular 45 made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders or meet other potential future cash needs, we will rely on dividend payment and other distributions made by our PRC subsidiary. As of the date of this annual report, our PRC subsidiary has not paid any dividend to us. Although we believe our PRC subsidiary has the ability to pay dividends to us upon our request, we do not expect to request dividends from our PRC subsidiary in the near future because we plan to have our PRC subsidiary retain all its accumulated profits for its own business operation and expansion. Furthermore, PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory reserve fund until the cumulative amount in such fund reaches 50% of the company’s registered capital. From early 2013, our PRC subsidiary has increased its registered capital from $420,000 to $30.0 million (approximately 20.1% of the increased registered capital has been contributed and the remaining portion is required to be contributed no later than May 2014 under the relevant PRC laws and regulations) and is in compliance with all applicable PRC laws and regulations relating to the allocation of statutory funds. Allocations to this statutory fund can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. As of December 31, 2013, our PRC subsidiary had allocated $0.6 million to these statutory reserve funds. As a result, not all funds of our PRC subsidiary are available to us and our access to such funds is restricted. These and any other limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the “PCAOB”, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the “big four” accounting firms should be barred from practicing before the SEC for six months.  However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the initial decision and pending that review the effect of the initial decision is suspended. The SEC commissioners will review the initial decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the US Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market and other legal restrictions on resale lapse, the trading price of our ADSs could decline. As of December 31, 2013, we had 133,610,982 outstanding ordinary shares. Of these shares, only 35,401,906 ordinary shares represented by ADSs were freely tradable without restriction in the public market. The other 98,209,076 outstanding ordinary shares were eligible for sale in the public market, subject to limitations under Rule 144 under the Securities Act. In addition, an additional 4,570,380 ordinary shares subject to outstanding options and the 7,567,784 unvested restricted shares granted under our 2009 share incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADSs could decline.

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

Based on the nature of our business and the composition of our income and valuation of our assets, including goodwill, we believe that we were a passive foreign investment company, or PFIC, for 2013 and may be a PFIC in 2014 or the future. If we are a PFIC for any taxable year during which a United States Holder, as defined under “Item 10. Additional Information — E. Taxation— United States Federal Income Taxation,” holds our ordinary shares or ADSs, such United States Holder may be subject to increased tax liabilities under United States federal income tax laws and regulations and will be subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value (determined on a quarterly average) in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2014 or in future taxable year. As the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenue and costs and expenses as a percentage of net revenue may be significantly different from our historical or projected rates. Our quarterly and annual net revenue and gross margins may fluctuate due to a number of factors, including:

•                  expansion and related costs in a given period;

•                  seasonality associated with the academic calendar with decreased net revenue specifically during Chinese New Year and over the summer;

•                  our ability to reduce our costs as a percentage of our net revenue;

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

Restructuring

PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China. Under the relevant PRC national laws, regulations and administrative requirements, a company may either (i) in the capacity of a school sponsor, obtain a permit from the relevant education authorities to establish private tutoring schools, and use such schools to establish and operate learning centers to provide tutoring services or (ii) obtain approval from industry and commerce administration authorities to include the relevant services in the authorized scope of business as specified in its business licenses, and directly establish and operate learning centers to provide tutoring services. However, many local government authorities have different views and understandings of the relevant national rules and regulations and have adopted different practices in granting licenses and permits to entities (particularly, foreign-invested entities) providing tutoring services. The local education authorities in many geographic areas have long maintained a local policy of not granting school permits to foreign invested entities. For instance, in response to Xueda Technology’s inquiries, the local education authorities in Beijing and Shanghai, two of Xueda Technology’s key markets, advised Xueda Technology that such local authorities normally would not issue school permits to private schools to be established by Sino-foreign equity joint venture companies. In addition, the industry and commerce administration authorities in certain areas have adopted regional regulations of not allowing “education services” or “tutoring services” to be included in the business scope of any company. As a result, Xueda Technology, as a Sino-foreign equity joint venture company, was not able to obtain school permits to establish and operate private schools, nor could it obtain approval to include education or tutoring service in the authorized scope of business of its subsidiaries, in all geographic areas where it operated.

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

As of December 31, 2013, we operated 408 learning centers in the PRC through Xueda Information’s 49 wholly-owned PRC subsidiaries and 111 tutoring schools.

Initial Public Offering and Warburg Pincus Investment

In November 2010, we completed our initial public offering, in which we offered and sold 30,889,000 ordinary shares in the form of ADSs, raising $136.5 million in proceeds before expenses to us.

In conjunction with our initial public offering, WP X Investments IV Ltd., a company incorporated in the Cayman Islands and affiliated with Warburg Pincus LLC, or Warburg Pincus, purchased 7,124,000 ordinary shares for an aggregate purchase price of $32.8 million from us and 3,000,000 ordinary shares from Goodor Corporation, one of our principal shareholders, which is 100% beneficially owned by the family trust of Mr. Rubin Li, chairman of our board of directors.

ADS Repurchases

On September 27, 2011, we announced the implementation of a share repurchase program of up to $30 million worth of our outstanding ADSs representing our ordinary shares on the open market at prevailing market prices, in block trades or otherwise. Pursuant to this program, we had repurchased an aggregate of 4,683,016 of our ADSs at an average price of $3.42 per ADS on the open market for approximately $16.0 million by November 2012, excluding commissions paid to brokers. The share repurchase program was concluded in November 2012.

B.                                    Business Overview

Overview

We are the leading national provider of tutoring services for primary and secondary school students in China. We are the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2013, based on publicly available information as of December 31, 2013. We believe our leadership position and the fragmentation of the market provide us with significant growth opportunities. Since opening our first learning center in 2004, we have organically built a national network of 408 learning centers and approximately 11,200 full-time service professionals, serving customers located in 77 cities across 28 of China’s 31 provinces and municipalities, as of December 31, 2013.

We have established “Xueda” as a leading brand in China’s tutoring sector. In 2011, Sina.com, one of the most visited Internet portals in China, named us one of the “2010 A-List After-School Education Institutions,” “2010 Most Influential ‘Word-of-Mouth’ Reputation in After-School Tutoring,” and “2011 Leading Education Institution in China,” and Sohu.com, another most visited Internet portal in China, named us one of the “China’s Top 10 Brands in After-School Tutoring.” In recognition of our leading role in personalized education, we were selected in August 2011 to serve as the organizer of the “2011 International Conference on Personalized Education” in Beijing, China, jointly presented by the Chinese Society of Education and the Chinese Association for Non-Government Education. In 2012, Sina.com named us a “2012 Leading Educational Institution In China,” “2012 ‘Five-Star Gold Medal’ After-School Tutoring Team” and “2012 Most Influential ‘Word-of-Mouth’ Reputation in After-School Tutoring.”  In the same year, NetEase, Inc., operator of 163.com, another popular Internet portal in China, named us one of the “2012 Top 10 Brands in After-School Education,” www.eol.cn, the largest online education portal in China, named us one of the “2012 Most Influential After-School Tutoring Institutions,” and China.com.cn, authorized Internet portal established by the Chinese government, named us one of the “2012 Most Recognized Brand In After-School Tutoring by Parents.” In 2013, Sina.com named us the “Education Company with Most Comprehensive Strength” and “Most Influential After-School Tutoring Brand,” and Xinhuanet.com, an important central news service-oriented website, named us one of the “2013 Leading After-School Tutoring Institutions.” We believe our strong brand helps us reach a broad customer base and has contributed to our rapid growth.

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

As a result of our strong brand and effective service model, our business has experienced rapid growth:

•                  Service Network.  We expanded our tutoring service network from 295 learning centers in 63 cities in 2011 to 408 learning centers in 77 cities in 2013, including cities such as Beijing, Guangzhou, Shanghai, Tianjin, Shenzhen, Chongqing, Nanjing and Wuhan.

•                  Students Served.  We increased the number of students served each year from approximately 117,000 in 2011 to approximately 150,000 in 2013.

•                  Financial Performance.  Our net revenue increased significantly from $221.7 million in 2011 to $347.0 million in 2013, representing a compound annual growth rate, or CAGR, of 25%. For 2011, 2012 and 2013, we recorded net income attributable to Xueda Education Group’s ordinary shareholders of $4.8 million, $2.0 million and $16.2 million, respectively.  For the reasons of the decrease in net income from 2011 to 2012 and the increase from 2012 to 2013, see “Item 5.  Operating and Financial Review and Prospects — A. Operating Results — Results of Operations.”

We conduct our tutoring business through our variable interest entity, or VIE, and its subsidiaries and schools located in 77 cities in China as of December 31, 2013. Although we do not hold any equity interest in our VIE, we exercise effective control over and receive substantially all of the economic benefits from our VIE and its subsidiaries and schools through a series of contractual arrangements with our VIE and its shareholders.

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

Delivery of supporting services.  Our customized tutoring services also include a comprehensive package of student-oriented supporting services that complements one-on-one tutoring. In addition to the education consultants who provide the initial consultation and our instructors who deliver our educational content, our professional team also consists of study counselors and psychological counselors. Each of our students is assigned to a study counselor, who tracks the student’s progress and achievements throughout his or her learning process and adjusts his or her study plan from time to time to match the student’s progress. Each student also has unrestricted access to optional, free Q&A sessions in study rooms at our learning center, where an instructor is present and available to answer questions and provide additional guidance on study material and general study methods. Our students also have access to our team of psychological counselors, who work with our students to help relieve anxiety, maintain motivation and build self-confidence. We do not include any hours relating to these supporting services in the calculation of our total course hours delivered. Each of our students also benefits from the services of our dedicated team of educational research specialists, who continually monitor the progress of our tutoring programs, develop and update tutoring and training materials based on curricular changes and trends in students’ needs, and fine-tune our service model.

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

Our Course Offerings and Course Materials

Course Offerings.  Our personalized service model enables us to respond to the unique circumstances and serve the diverse needs of our students. We offer a customized study plan to each of our students, tailored to fit the student’s aptitude, grade level, study habits, past academic performance, future academic goals and other pertinent factors, and assemble a team of service professionals that we deem to be best suited to effectively execute the study plan and deliver our services. Our course offerings cover all academic subjects taught in primary and secondary schools in the markets where we operate, such as Mathematics, English, Physics, Chinese and Chemistry. We also offer self-designed courses beyond the standard curriculum in certain subjects, as well as in subjects not usually taught at public primary and secondary schools. In addition to academic subjects, we started to design and offer extensive interest and personal development courses in 2013, such as personalized study abroad consulting courses, art training courses, psychology courses and attention skills training courses, catering to the evolving students’ needs. We believe that such extensive courses will also provide us with synergy opportunities by leveraging our existing large number of students served.

Course Materials.  We take a personalized approach with respect to the course materials we use in our tutoring services. For each of our students, we work with standard text books and course materials adopted by the school in which the student is enrolled or is expected to enroll as well as commercially available study aids, and supplement them with selected materials from our educational resources database that we deem to be the best fit for the student’s needs and circumstances. Prior to each tutoring session, our instructors prepare an instruction outline of the course materials to be used at that session, including key knowledge points, examples and illustrations, and questions and exercises. We have built a sizable database that contains these outlines and other course materials and as a result, may not be able to effectively protect this database and course materials. We have registered copyrights with respect to our course materials for the subjects of English, Mathematics and Chinese, which we believe are material to our business operations. We rely on trade secret laws and confidentiality agreements with our employees, contractors and others to protect our copyrights in these proprietary database and course materials. In addition, since 2013, we have also commenced to offer our students tablet devices to better facilitate their study.

We currently have 73 employees focused on the research and development of course content and delivery method at our headquarters. In addition, we have research and development personnel in all of our subsidiaries to coordinate the efforts of many of our instructors who regularly participate in research and development projects. We regularly update our educational resources database and supplement it with feedback from our instructors and students. Leveraging this consolidated educational resource database, our content research and development team develops course materials based on students’ needs and preferences.

Service Pricing and Course Fees

We charge for our services by tutoring hours and adjust the hourly rates for the students’ grade levels, the number of course hours purchased, the experience levels of the instructors and local market conditions. Historically, we have observed a certain level of inelasticity in demand for our services and have been able to steadily raise our course fees.

We typically price our services based on an agreed-upon number of tutoring hours over a period of two to eight months and require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. In addition to course fees, each of our new students is required to pay a non-refundable registration fee at the time such student enters into the first service contract with us. The registration fee varies from location to location and normally ranges from RMB300 ($49.6) to RMB1,000 ($165.2). Students who are unable or unwilling to complete all of the prepaid tutoring hours and wish to terminate the services may be eligible to receive a partial refund, subject to the terms of the agreement they have entered into with us that restrict refunds under certain circumstances and depending on our practice of whether to seek enforcement of these restrictive terms.

Service Professionals

We help our students enhance their academic performance and become well-rounded learners through a combination of services and pedagogical methods. To that end, we assemble for each of our students a team of service professionals consisting of instructors, education consultants, study counselors and psychological counselors.

As of December 31, 2013, our team of full-time service professionals consisted of the following:

Instructors	8,080
Education consultants	1,693
Study counselors	1,391
Psychological counselors	75
Total	11,239

These service professionals are critical to maintaining the quality of our services and to protecting and enhancing our brand and reputation.

Our instructors play a key role in delivering our premium, personalized tutoring services by interacting with students on a regular basis. We seek to attract and retain qualified instructors with solid academic qualifications and teaching experience who are enthusiastic about working with students and can adapt to each of our students’ unique circumstances. In particular, we target new or recent college graduates because they are more likely to adapt to our personalized service model, bond with our students and effectively deliver personalized tutoring services than are long-time teachers more familiar with traditional classroom settings. Over time, we have organically built up a young, energetic and well-qualified team of instructors. As of December 31, 2013, 71.1% of our full-time instructors were under the age of 30. Based on our track record of recruiting from this demographic group, we are developing collaborative programs with a number of teacher’s colleges in China, at which we conduct early campus recruitment and provide pre-graduation training for prospective instructors.

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

Our Service Network

We deliver our services to students through a national network, consisting of 408 learning centers as of December 31, 2013, all of which are operated by us, in 77 cities in China. We select new locations based on a variety of factors, including the income level and trend, demographics (in particular, primary and secondary school enrollment), local regulations, rules and implementations relating to after-school tutoring, as well as the presence of competing offerings in the area. We expect to continue to open new learning centers in cities in which we currently have a presence and which exhibit strong enrollment potential. We also expect to continue our expansion into to new geographic locations.

All of our learning centers are directly operated by us under our “Xueda” brand. The following table sets forth the locations of our learning centers and the number of our learning centers at each location as of December 31, 2013.

City	Number of Learning Centers
Beijing	34
Shanghai	29
Tianjin	21
Guangzhou	18
Shenzhen	16
Xi’an	15
Suzhou	13
Changchun	10
Nanjing	10
Ningbo	10
Hangzhou	9
Wuhan	9
Dalian	9
Taiyuan	8
Chengdu	8
Changsha	8
Shenyang	8
Hohhot	8
Qingdao	8
Nanchang	7
Hefei	7
Fuzhou	6
Zhengzhou	6
Jinan	5
Wenzhou	5
Harbin	5
Kunming	5
Dongguan	5
Nanning	5
Shijiazhuang	5
Taizhou (Zhejiang Province)	5
Chongqing	4
Wuxi	4
Foshan	4
Lanzhou	4
Nantong	3
Daqing	3
Huizhou	3
Baotou	3
Changzhou	3
Guiyang	3
Langfang	3
Tangshan	3
Xiamen	3
Yinchuan	3
Baoding	2
Yantai	2
Jilin	2
Luoyang	2
Yangzhou	2
Baoji	2
Anshan	2
Dongying	2
Taizhou (Jiangsu Province)	2
Datong	2
Huaian	2
Jinhua	2
Wuhu	2
Fushun	1
Fuxin	1
Ma’anshan	1
Shaoxing	1
Xianyang	1
Yibin	1
Yichang	1
Yuxi	1
Zhenjiang	1
Zhuzhou	1
Yancheng	1
Qigihar	1
Qujing	1
Weinan	1
Yulin	1
Jinzhong	1
Dali	1
Hanzhong	1
Xining	1
Total	408

Our tutoring service network has experienced a rapid growth during the recent years. However, we have not historically fully developed adequate controls and procedures regarding due diligence and screening process to cope with our rapid business expansion. In addition, there still exist significant uncertainties in local governments’ practice in issuing relevant regulatory approvals and permits, as evidenced by our experience of obtaining relevant approvals and permits for learning centers with similar facilities and other conditions in most, but not all of the cities where we operate. As a result, certain of our learning centers commenced operations without education permits or “tutoring services” or any other education related services in their authorized business scope or prerequisite education permits. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — The learning centers of some of our VIE’s subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.” We have been undertaking measures to rectify the potential non-compliance issues and strengthen our risk management relating to the lack of relevant business scope or permits. In order to further control risks relating to potential non-compliance by our existing learning centers, we are in the process of transferring a majority of the non-compliant learning centers to our existing tutoring schools or to new tutoring schools to be established. In addition, we are strengthening the implementation of the following controls and procedures for the establishment of new learning centers. We require our local management teams to follow more stringent screening procedures and conduct thorough due diligence in connection with opening new learning centers. In order to identify potential non-compliance risks, the management teams are required to further enhance communications with relevant government authorities to gauge local compliance requirements and regulatory practices. Under our reporting and assessment system, the local management teams are required to report their findings to the senior management team at our headquarters in a timely manner. The senior management team then makes final decisions after consulting our legal counsel and assessing all relevant potential risks and available compliance options.

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

For the year ended December 31, 2013, we delivered tutoring services to approximately 150,000 students. Of these students, approximately 16% were at the primary school level, 41% were at the middle school level, and 43% were at the high school level.

Competition

We are uniquely positioned in the tutoring services market in China. We offer premium, personalized tutoring services through our national network of 408 learning centers located in 77 cities across China as of December 31, 2013. Our course offerings cover the full range of academic subjects taught at primary and secondary schools in markets where we operate. Although we compete with many other tutoring service providers for the same customer base, currently we are the only national service provider to offer personalized tutoring services across a broad range of academic subjects. Our competitors include educational service providers who offer tutoring services in multiple academic subjects in a limited number of geographic locations, such as TAL Education Group as well as personalized tutoring services, such as New Oriental Education & Technology Group, Inc.

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

Strategic Investment

As part of our growth strategy, we intend to form strategic alliances and make selective complementary acquisitions and investments to help drive future growth. In March 2012, Xueda Information and two individuals, one of whom is the wife of Mr. Xin Jin, our co-founder and chief executive officer, and Mr. Junbo Song, one of the shareholders of our VIE, entered into a share transfer framework agreement with the selling shareholders of Beijing Weland International Education and Technology Corp., or Weland, a company incorporated in China that organizes Chinese students to attend various model United Nations conferences and the relevant training in the United States and China. Pursuant to this agreement, in June 2012, Xueda Information acquired 60% of the equity interest in Weland for a consideration of RMB18.9 million. The two individuals acquired an aggregate of 10% of the equity interest in Weland for an aggregate consideration of RMB3.1 million. We expect this acquisition to diversify our services. In August 2012 and July 2013, we purchased, for a consideration of $4.8 million and $1.6 million, respectively, equity interests in the aggregate of 16.11% in Firstleap Education, a company incorporated in the Cayman Islands that provides English tutoring services to two- to ten-year-old children in China. We expect this investment in the long term to expand our service offerings, strengthen our position in the Chinese private tutoring sector and diversify our revenue streams.

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

As of December 31, 2013, 109 of our 111 schools were solely sponsored and established either directly by our VIE or by one of our VIE’s subsidiaries, and two of our 111 schools were sponsored and established directly by one of our VIE’s schools. The sole sponsors of 107 of the 111 schools are either our VIE or one of its wholly-owned subsidiaries or schools in China. The sole sponsors of the remaining four schools are Rubin Li, chairman of our board of directors, Xin Jin, our chief executive officer, and another individual who is a manager of one of the subsidiaries of the VIE, respectively. These individuals hold the sponsorship interests of these four schools on behalf of our VIE under certain nominee agreements between our VIE and these individuals, as the local education authorities in certain districts of these the cities where these three schools are located require that (i) the sponsor of a private school must be an individual (not an enterprise) or (ii) the sponsor of a private school must be a local resident, which makes it impossible for our VIE or any of its subsidiaries to serve as a sponsor of these schools.

Private schools are divided into three categories: (i) private schools established with donated funds, (ii) private schools that distribute reasonable returns and (iii) private schools that do not distribute reasonable returns. As of December 31, 2013, 106 of our 111 schools were registered as private schools that distribute reasonable returns, and the remaining five schools were registered as schools that do not distribute reasonable returns.

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

•                  Allocation of development fund.  At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. As of December 31, 2013, all of our 408 schools were in compliance with the existing laws and regulations regarding the allocation of their development funds.

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

On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency denominated capital of a foreign-invested company may only be used for purposes within the business scope stated on the business license of the company and may not be used for equity investments within the PRC unless specifically provided for otherwise. SAFE also strengthened its oversight over the flow and use of Renminbi converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and such Renminbi may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules. In addition, SAFE promulgated a circular on November 19, 2010, or Circular 59, which tightens the regulation over settlement of net proceeds from overseas offerings like our initial public offering and requires that the settlement or net proceeds must be consistent with the description in the prospectus for the initial public offering. Furthermore, it has recently come to our attention that SAFE issued an internal guideline to its local counterparts, referred to as Circular 45, in November 2011. Circular 45 has never been formally announced by SAFE to the public or posted on SAFE’s website. Based on the version made publicly available by certain local governmental authorities on their websites, we understand that Circular 45 requires SAFE’s local counterparts to strengthen the control imposed by Circulars 142 and 59 over the conversion of a foreign-invested company’s capital contributed in foreign currency into RMB. Circular 45 stipulates that a foreign-invested company’s RMB funds, if converted from such company’s capital contributed in foreign currency, may not be used by such company to (i) extend loans (in the form of entrusted loans), (ii) repay borrowings between enterprises, or (iii) repay bank loans it has obtained and on-lent to third parties. On November 19, 2012, SAFE promulgated the Circular on Further Improvement and Adjustment of the Foreign Exchange Administration Policy for Foreign Direct Investments, or Circular 59. Although Circular 59 deepens the reform of the foreign exchange administration system and simplifies the foreign exchange approval procedure for foreign direct investments in China, the restrictions imposed by Circulars 142, 59 and 45 regarding the conversion by a foreign-invested company of foreign currencies into Renminbi remain unchanged. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local counterparts over direct investment by foreign investors in the PRC are to be conducted by way of registration and banks are to process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its local counterparts.

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

Software Copyright Registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to facilitate the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant should be granted a registration certificate by the China Copyright Protection Center. As of the date of this annual report, we had obtained ten registration certificates for computer software copyrights.

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

Regulation of Trademark Protection

The PRC Trademark Law, adopted in 1982 and amended in 2001, protects the proprietary rights to registered trademarks. The Trademark Office of SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. Our PRC subsidiary, Xuecheng Century, has registered various trademarks and logos, including “,” “,” “Xueda,” “,” ““ and “,” with the Trademark Office of SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of certain other trademarks and logos, including “prime learning,” for our small-group tutoring programs and other trademarks and logos for our operations.  Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks.

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

As of December 31, 2013, 2012 and 2011, we had 15,025, 16,454 and 15,074 full-time employees, respectively, including 8,080, 9,517 and 8,329 instructors, respectively. As of December 31, 2013, we had the following full-time employees by department: 8,080 instructors, 1,391 study counselors, 1,693  education consultants, 75 psychological counselors, 650 in sales and marketing and 3,136 in general and administrative functions, including 19 education research specialists.

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

The following chart sets forth our corporate and operational structure as of December 31, 2013:

Equity interest.

Sponsorship interest.

Contractual arrangements, including the Exclusive Service Agreement, the Pledge Agreement, the Exclusive Purchase Right Contract and the Powers of Attorney.

(1)	Beijing Xueda Education & Training Consulting Co., Ltd. was established in October 2011 and has not started business operation as of the date of this annual report.

(2)	These three subsidiaries only provide supplementary services and do not directly operate any school or learning center.

(3)	These 27 schools include:
(a) 23 schools directly held by our VIE, three of which are registered as schools that do not distribute reasonable returns; and

(b)         two schools held by Mr. Xin Jin, our co-founder and chief executive officer; one school held by Mr. Rubin Li, chairman of our board of directors, which is registered as a school that does not distribute reasonable returns; and one school held by a manager of one of our VIE’s subsidiaries. These individuals hold these four schools on behalf of our VIE under certain nominee agreements between these individuals and our VIE.

(4)	One of these 73 schools is registered as a school that does not distribute reasonable returns.

(5)	These 111 schools include 106 schools that distribute reasonable returns and five that do not distribute reasonable returns.

(6)

These 120 learning centers also include one learning center established and operated by a school that does not distribute reasonable returns (see note (5) above). This learning center contributed less than 0.1% of our consolidated net revenue in 2013.

(7)	These 84 learning centers include:
(a) 8 learning centers established and operated by the school held by Mr. Xin Jin (see note 3 above);
(b) 7 learning centers established and operated by the school held by Mr. Rubin Li (see note 3 above); and
(c) one learning center established and operated by the school held by the other individual (see note 3 above).
These 16 learning centers held by these individuals under nominee agreements contributed an aggregate of 3.5% of our consolidated net revenue in 2013.

(8)

These 84 learning centers also include 20 learning centers established and operated by the four schools that do not distribute reasonable returns (see note 5 above). These 20 learning centers contributed an aggregate of 5.7% of our consolidated net revenue in 2013.

(9)

These 143 learning centers established and operated by our VIE’s subsidiaries include (i) 60 learning centers that do not have any education related services in their approved scope of business and (ii) 64 learning centers that have included, among others, “education information” or “education technology related consultation” rather than “education services” or “tutoring services” in their respective approved business scope. These 60 and 64 learning centers contributed 8.1% and 15.6%, respectively, of our consolidated net revenue in 2013. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — The learning centers of some of our VIE’s subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.”

(10)

These 265 learning centers established and operated by our VIE’s schools include 23 learning centers which were not properly registered as required. These 23 learning centers contributed an aggregate of 2.1% of our consolidated net revenue in 2013. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — Some of our subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.”

Currently, we conduct all of our operations in China through Xuecheng Century, our PRC subsidiary, as well as through a series of contractual arrangements with Xueda Information, our VIE, and its shareholders. Our tutoring business is directly operated by and, as a result, all of our revenue is generated from Xueda Information and its subsidiaries and schools, in which we do not hold any equity or sponsorship interest, as the case may be. As of December 31, 2013, we had a total of 408 learning centers in 77 cities which were established and operated by 49 subsidiaries and 111 schools of our VIE.

In addition, in order to support our continuous growth and expansion, Xueda Information and Xueda Hong Kong each established a wholly owned subsidiary in February 2014, which currently have not commenced operation as of the date of this annual report.

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

We have consolidated the net revenue of Xueda Information and its subsidiaries and schools in our consolidated financial statements in accordance with U.S. GAAP. For the years ended December 31, 2011, 2012 and 2013, $223.4 million, $294.0 million and $347.0 million, or 100%, 100% and 100%, respectively, of our total net revenue is attributable to Xueda Information and its subsidiaries and schools as they conduct all of our tutoring business. As of December 31, 2012 and 2013, Xueda Information and its subsidiaries and schools accounted for an aggregate of 49% and 53%, respectively, of our consolidated total assets, and 86% and 96%, respectively, of our consolidated total liabilities. The assets not associated with Xueda Information and its subsidiaries and schools in these years primarily consisted of cash held by Xueda Education Group, Xueda Hong Kong and Xuecheng Century. The table below sets forth a summary of the cash balances by currency held by Xueda Education Group, Xueda Hong Kong and Xuecheng Century as of December 31, 2012 and 2013, respectively. All of the cash amounts held by Xueda Education Group and Xueda Hong Kong set forth below related to the proceeds from our initial public offering completed in November 2010 and the Warburg Pincus investment completed in conjunction with our initial public offering.

	As of December 31,
	2012	2013
	(in thousands of $)
Xueda Education Group	140,965	12,626
Denominated in $	24,948	439
Denominated in RMB	116,017	12,187

Xueda Hong Kong	207	40,467
Denominated in $	64	64
Denominated in RMB	143	40,403

Xuecheng Century	9,350	6,880
Denominated in $	6,318	6,376
Denominated in RMB	3,032	504

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

Exclusive Technology Consulting and Management Services Agreement.  Pursuant to the Amended and Restated Exclusive Technology Consulting and Management Services Agreement, or the Exclusive Service Agreement, entered into on August 28, 2009 as amended and restated on July 28, 2010 between Xuecheng Century and Xueda Information, Xuecheng Century has the exclusive right to provide technical consulting and management services to Xueda Information. Such services include course material research and development, employee training, technology development, transfer and consulting services, public relation services, market development and planning services, and other services as the parties may mutually agree from time to time. The Exclusive Service Agreement entitles Xuecheng Century to charge Xueda Information annual service fees that amount to substantially all of the net income of Xueda Information before the service fees. Xuecheng Century has the right to terminate this agreement, at any time during the term of this agreement, by 30-day prior written notice to Xueda Information, whereas Xueda Information may only terminate this agreement on the ground of Xuecheng Century’s gross negligence, fraud or other illegal act, or bankruptcy, lawful dissolution or termination of Xueda Information. Unless terminated earlier in accordance with the above provisions, this agreement has a term of ten years and can be extended automatically, unless indicated otherwise by Xuecheng Century.  Xuecheng Century recognized service fees in the total amount of RMB139.6 million ($22.7 million) for the year ended December 31, 2013, in consideration for services provided to Xueda Information. The service fees recognized in 2013 were eliminated upon consolidation and had been paid by Xueda Information to Xuecheng Century as of December 31, 2013.

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

Exclusive Purchase Right Contract.  Pursuant to the Amended and Restated Exclusive Purchase Right Contract, or the Exclusive Purchase Right Contract, entered into on August 28, 2009, as amended and restated on July 28, 2010, among Xuecheng Century, Xueda Information and its shareholders, each shareholder of Xueda Information is obligated to sell to Xuecheng Century, and Xuecheng Century has an exclusive and irrevocable right to purchase from such shareholder, or cause such shareholders to sell or transfer to Xuecheng Century’s designated party, all or part of such shareholder’s equity interest in Xueda Information to the extent permissible under applicable PRC law. The purchase price to be paid by Xuecheng Century or its designated party will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs.  Currently, PRC national laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China, nor would the exercise of the purchase price by Xuecheng Century be restricted under PRC national laws and regulations. However, as there remain uncertainties as to whether Xuecheng Century, a wholly foreign owned enterprise under the PRC law, could obtain the requisite licenses and permits to provide tutoring services in practice, we do not expect Xuecheng Century to exercise this purchase right in the foreseeable future. Even if these uncertainties no longer exist in the future, before we determine whether and when to exercise this purchase right, we will also consider all relevant factors including the needs of our business operations and the regulatory environment, and will exercise such purchase right in the manner set forth in this agreement and in accordance with applicable PRC laws and regulations. We believe that our right to exercise this purchase right will not be affected by the current uncertainties as this agreement will remain in force until Xuecheng Century or its designated party purchases all of Xueda Information’s equity interests from shareholders of Xueda Information.

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

D.                                    Property, Plant and Equipment

Except for four learning centers in Hefei, Anhui Province, Jinan, Shandong Province, Hangzhou, Zhejiang Province and Yancheng, Jiangsu Province, which have an aggregate space of 2,358 square meters, we currently lease all of the properties we use to operate our business. Our headquarters are located in Beijing, China, where we lease approximately 2,331 square meters of office space. As of December 31, 2013, we leased an aggregate of approximately 280,413 square meters of space for our learning centers.

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

A.                                   Operating Results

Overview

We are the leading national provider of tutoring services for primary and secondary school students in China. We derive our revenue from providing personalized tutoring services that are results-oriented and student-centric. Since opening our first learning center in 2004, we have organically built a national network of 408 learning centers (265 of which were established and operated by our VIE’s or its subsidiaries’ 111 schools and 143 of which were established and operated by our VIE’s subsidiaries) and approximately 11,200 full-time service professionals, serving customers located in 77 cities across 28 of China’s 31 provinces and municipalities, as of December 31, 2013.

Our business continued to grow in the year ended December 31, 2013. In 2013, we added 25 new learning centers, bringing our total number of learning centers to 408. During the same year, we served approximately 150,000 students.

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

•                  Course Hours Delivered Related Factors.  Over the past few years, the growth of our net revenue has been driven primarily and directly by increased course hours purchased by and delivered to students served in our tutoring programs. Total course hours delivered reflect the overall revenue-generating services provided across our tutoring service network. The increase in the course hours delivered has primarily been driven by the expansion of our tutoring service network and is also dependent upon the number of students we serve network wide, the “size” of our service contracts and the supply of instructors. These factors, in turn, largely depend on the demand for our tutoring services, the effectiveness of our marketing and brand promotion, the demographic composition of the geographic locations of our learning centers and our ability to respond to competitive pressure. Neither we nor any of our students receive financial assistance for our tutoring services; therefore, third-party financial assistance has not been a contributing factor to our course hours delivered or number of students served.

The increase in our course hours delivered was primarily the result of the following factors.

•                  Number of learning centers.  The increase in our course hours delivered has been driven to a substantial extent by the expansion of our tutoring service network. The total number of learning centers in operation increased from 295 in 2011 to 383 in 2012 and further increased to 408 as of December 31, 2013. The number of cities covered by our tutoring service network increased from 63 at the end of 2011 to 73 at the end of 2012 and further increased to 77 as of December 31, 2013. We believe the increase in the number of learning centers and the geographic expansion of our service network have significantly enhanced our brand recognition across the country, which has in turn contributed to the increase in the number of course hours delivered.

•                  Number of students served.  The increase in the number of students we serve is also an important driving force of our course hours delivered. We have increased the number of students served through opening new learning centers to further expand our capacity and increasing the utilization of the capacity of our existing learning centers. The number of our annual students served increased from approximately 117,000 in 2011 to approximately 138,690 in 2012 and further increased to approximately 150,000 in 2013.

•                  Net revenue generated per full-time instructor and net revenue generated per square meter of learning centers.  We believe net revenue generated per full-time instructor provides a meaningful measure to assess the utilization rate of our service professionals, and net revenue per square meter of learning centers, on the other hand, helps us to assess the utilization rate of our physical premises and facilities. As such, we believe these two measures facilitate our assessment and monitoring of our operating efficiency. Net revenue generated per full-time instructor increased by 24.4% to $33,470 in 2013 from $26,910 in 2012. Over the same period, Net revenue generated per square meter of learning centers increased 19.8% from $1,010 in 2012 to $1,210 in 2013.

•                  Course Fee Related Factors.  Our results of operations are affected by the following course fee related factors:

•                  “Size” of service contracts.  The “size” of our service contracts refers to both the total course fees purchased and service periods under the service contracts. In 2013, the average amount of course fees purchased under each service contract ranged from RMB10,000 to RMB30,000 ($1,652 to $4,956). The service periods under our service contracts are stipulated based on the needs of our students, which may be longer than one year and typically range from two to eight months, a decrease from three to ten months in 2010.  The decrease in the length of the service periods is primarily a result of our continuous efforts to strengthen our course planning by further fine-tuning our consultation session with potential students which enables the students to complete purchased course hours more efficiently and in a shorter period. We consider the “size” of our service contracts as an important factor affecting our business operations, particularly the results of the immediately succeeding fiscal period. First, service contracts with a large “size” help us secure longer term revenue. Second, revenue not recognized in the current fiscal period as a result of a service term that lasts beyond the end of the current fiscal period will be recorded as deferred revenue, which does not directly impact the results of operations of the current fiscal period, but provides us with a reasonable level of revenue visibility into the succeeding fiscal periods. By analyzing the amount and composition of such deferred revenue, we can plan our operation and resource allocation accordingly, which helps us enhance our overall operating efficiency.

•                  Average hourly course fee.  Our ability to maintain and increase our hourly course fees is an important factor that affects our net revenue. We determine hourly course fees on the basis of a number of factors, primarily the students’ grade levels, the number of course hours purchased and the experience levels of the instructors. We adjust hourly course fees based on local market conditions. Due to the increasing demand for tutoring services, our reputation in the tutoring market and the high quality of our tutoring programs, we were able to steadily raise hourly course fees in the past few years. Our average hourly course fee increased from approximately $26 in 2011 to $28 in 2012 and further increased to $30 in 2013. Under favorable conditions and after taking into consideration such factors as the expected level of competition and the demand and supply situation in the tutoring market, we may decide to further raise our hourly course fees in a disciplined manner in selected geographic markets.

•                  Course fee payment and refund.  We require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. In addition to course fees, each of our new students is required to pay a non-refundable registration fee at the time such student enters into their first service contract with us. The registration fee varies by location and normally ranges from RMB300 ($49.6) to RMB1,000 ($165.2).

Students who are unable to complete all of the prepaid course hours within the service period set forth in the service contract may choose to extend the service period for up to 40 days according to the contractual terms upon prior notice to us, or they may choose to terminate the service contract prior to the expiration of the service period and receive a refund for the course hours prepaid but not delivered. Course fees prepaid for courses purchased but not delivered due to reasons attributable to the students will not be refundable after 26 months of the expiration of the service period set forth in the service contract. Refunds do not affect our reported revenue as the refunded course fees are not yet recognized as revenue before the services are delivered, but have an adverse effect on our cash flow for the period in which the refunds are made. In 2011, 2012 and 2013, course fees refunded amounted to $18.7 million, $29.0 million and $33.5 million, respectively. The increase in the amount of course fees refunded was primarily due to the increased number of students served in these periods. The total amount of course fees in cash we received amounted to $262.9 million, $366.6 million and $390.1 million in 2011, 2012 and 2013, respectively. For the same periods, our refund rate, defined as the percentage of course fee refunded in a period out of the total amount of course fees collected in such period, was 7.1%, 7.9% and 8.6%, respectively. The refund rate is a cash management measure which only reflects the impact of the refunds on our cash flow.

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

The table below sets forth the numbers of learning centers at various development stages as of the dates indicated, applying the new categorization.

	As of December 31,
	2011		2012		2013
		% of		% of		% of
Development Stage	Number	Total	Number	Total	Number	Total
Start-up learning centers	97	32.8	109	28.5	38	9.3
Growth learning centers	99	33.6	142	37.1	167	40.9
Mature learning centers	99	33.6	132	34.4	203	49.7
Total	295	100.0	383	100.0	408	100.0

A learning center incurs a substantial amount of fixed costs and expenses throughout its various stages. Such fixed costs and expenses primarily consist of teaching staff’s base salaries, rental and office expenses, leasehold improvement depreciation, and expenses related to management team and administrative staff. With such fixed costs and expenses, and with the fact that a start-up learning center typically has relatively lower utilization at its earlier stage of development, a large number of newly-opened learning centers may lower our overall profitability on a consolidated basis in the first 12 to 18 months after their opening. The number of our learning centers increased by a net of 88, 88 and 25 for the years ended December 31, 2011, 2012 and 2013, respectively. Compared to the 88 learning centers opened in 2012, the 25 learning centers opened in 2013 had a less adverse effect on our gross margin in the relevant year.  In the same period, we closed a small number of learning centers for relocation purpose. We closed 13 learning centers in 2013, compared to 12 in 2012 and one in 2011. The closure of learning centers did not have a material effect on our results of operations.  In addition, the variation in proportions of learning centers at various development stages in any specific period may affect our overall results of operations and profitability in such period. As our business continues to grow and the base of mature learning centers expands, we expect that the adverse impact of start-up learning centers on our overall results of operations will be less significant over time.

Furthermore, the average cost for opening new learning centers as reflected by capital expenditures decreased from 2011 to 2012 and remained relatively stable from 2012 to 2013. Capital expenditures per learning center, including expenditures incurred for leasehold improvement and property and equipment, were approximately RMB1.2 million, RMB0.8 million and RMB0.8 million in 2011, 2012 and 2013, respectively. The decrease in capital expenditures per learning center was primarily attributable to our implementation of budget control on leasehold improvements, including a decrease in average lease space per learning center from 700-900 square meters for learning centers opened in 2011 and 400-600 square meters for learning centers opened starting in 2012 to 300-600 square meters for learning centers opened starting from 2013. The smaller average size of the learning centers opened in 2013 is due to the fact that most of these learning centers are added to markets where we have already established a presence, in order to meet the market demand not yet fully satisfied by our existing learning centers in those markets. Going forward, we will determine the size of our learning centers taking into consideration of the operation needs and market demand of our services in the various geographic areas.

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

Although the new learning centers opened in 2013 and onwards may have a smaller average size compared to learning centers opened in prior years, we expect our overall revenue generating capacity to increase as we continue to open new learning centers. We also expect the overall utilization of our existing revenue generating capacity to increase as more learning centers become mature.

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

Revenue

Our source of revenue is course fees collected from students, which is a function of course hours delivered in the period and the average hourly course fee. We offer tutoring programs that cover all academic curriculum subjects taught in primary and secondary schools in the markets where we operate. Our tutoring programs typically range in term from two to eight months. The table below sets forth our net revenue and other correlated data for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
Net revenue (in thousands of $)	221,738	293,157	347,047
Number of students served	116,900	138,688	149,882
Number of learning centers (at period end)	295	383	408
Average hourly course fee (in $)(1)	26	28	30

(1)         Represents gross revenue derived from one-on-one tutoring, divided by the total hours of one-on-one tutoring in the relevant period.

Cost of Revenue and Operating Expenses

Our costs and expenses consist of cost of revenue, general and administrative expenses and selling and marketing expenses.

	For the Year Ended December 31,
	2011		2012		2013
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Cost of revenue:
Teaching staff cost	115,931	52.3	157,101	53.6	171,940	49.5
Rental	26,920	12.2	38,182	13.0	40,958	11.8
Depreciation and amortization	6,682	3.0	13,256	4.5	13,946	4.0
Other	6,689	3.0	11,116	3.8	13,104	3.8
Total cost of revenue	156,222	70.5	219,655	74.9	239,948	69.1
Operating expenses:
General and administrative expenses	36,425	16.4	46,427	15.8	52,716	15.1
Selling and marketing expenses	25,940	11.7	31,336	10.7	36,308	10.5
Impairment loss on goodwill	—	—	—	—	2,923	0.8
Impairment loss on acquired intangible assets	—	—	—	—	494	0.1
Total operating expenses	62,365	28.1	77,763	26.5	92,441	26.5

Cost of revenue.  Our cost of revenue primarily consists of:

•                  Teaching staff cost, which consists of base salaries, performance-based teaching fees, and bonuses and benefits paid to or for our full-time teaching staff, as well as performance-based teaching fees paid to our contract instructors. Performance-based teaching fees include teaching fees paid to our teaching staff in relation to work performed during our optional, free Q&A sessions in study rooms at our learning centers which we provide as part of our supporting services to our students. Our teaching staff includes our instructors, study counselors and education consultants. Unlike many tutoring service providers in China, we have a large full-time service team that generated 83.9%, 87.0% and 83.8% of our net revenue for the years ended December 31, 2011, 2012 and 2013, respectively. Our service model features personalized tutoring services delivered by a dedicated team of full-time service professionals primarily through one-on-one tutoring; therefore, teaching staff cost has been, and is expected to continue to be, a major component of our cost of revenue. As more learning centers become growth and mature learning centers and we further enhance the utilization of our instructors, we expect teaching staff cost as a percentage of net revenue to decrease to a stable level in the long term.

•                  Rental cost, which increases primarily as we expand our tutoring service network by opening new learning centers and to a lesser extent, expanding our existing learning centers. In 2011, 2012 and 2013, we added 88, 88 and 25 learning centers to our tutoring service network, respectively. As of December 31, 2011, 2012 and 2013, we had 295, 383 and 408 learning centers in operation, respectively. We expect rental cost as a percentage of net revenue to decrease over time as more learning centers become growth and mature learning centers, improve the utilization of their revenue generating capacity and generate revenue at a rate faster than the increase in rental cost.

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

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands. For the year ended December 31, 2013, our Cayman holding company’s net loss before tax was $1.1 million.

Hong Kong

Xueda Hong Kong is subject to a corporate income tax of 16.5%. Xueda Hong Kong was incorporated in 2009 and had no assessable profits during the years ended December 31, 2011, 2012 and 2013 and accordingly we have made no provision for its income tax.  For the year ended December 31, 2013, the net income before tax was $1,835, representing interest income and exchange gain that were not subject to income tax in Hong Kong.

PRC

Business tax.  Pursuant to the Interim Regulations on Business Tax of PRC, which became effective on January 1, 1994 and was amended on January 1, 2009, all entities and individuals who engage in the provision of services, the transfer of intangible assets or the sale of real properties within PRC are required to pay PRC business tax. Currently, the learning centers established and operated by our VIE and some of its subsidiaries and all the schools in China are subject to a 3% to 5% business tax on gross revenue generated from providing tutoring services, plus related surcharges.

Value-Added Tax.  In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, which became effective from January 1,2012, or the Pilot Plan. As approved by the PRC State Council on July 25, 2012, this Pilot Plan was first launched in Shanghai and was expanded to ten other provinces and municipalities, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong, Xiamen and Shenzhen, or collectively, the Ten Pilot Regions, in batches from August 1, 2012 through the end of 2012. The Ministry of Finance and the SAT issued a circular, or the National Rollout Circular, on May 24, 2013, announcing that the Pilot Plan would be rolled out nationwide from August 1, 2013. The National Rollout Circular formalizes the national implementation of the replacement of Business Tax to Value-Added Tax reform, or the VAT reform, under which value-added tax, or VAT, would be applied on certain service revenue which were previously subject to business tax, from a legislative perspective and also provides detailed implementation rules on the national rollout. With many provisions of the National Rollout Circular remaining intact, the Ministry of Finance and the SAT issued a guidance on December 13, 2013 which contains the expansion of the VAT reform in the sectors of railway transportation and postal services from January 1, 2014 to replace the National Rollout Circular.

As of December 31, 2013, our PRC subsidiary and certain VIE’s subsidiaries have been required by local tax authorities to apply a VAT rate of 3%, 6% or 17% on certain service revenue which was previously subject to business tax.

Income tax.  Pursuant to the EIT Law, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our PRC subsidiary and our VIE and its subsidiaries in China are subject to enterprise income tax at a statutory rate of 25%. Xuecheng Century was certified as a “software enterprise” for tax purposes in April 2010 and as a result is eligible for a two-year exemption of income tax for 2010 and 2011 followed by a 12.5% income tax rate for 2012, 2013 and 2014. In light of the uncertainties as to what preferential tax treatments are applicable to our schools, all of our VIE’s schools have also accrued and paid income tax at the statutory rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulation—the Law for Promoting Private Education and the PE Implementation Rules.” For the year ended December 31, 2013, the total taxable income for our PRC subsidiaries and our VIE and its subsidiaries and schools in China was $37.7 million.

Income tax is assessed and paid at subsidiary or branch level; therefore, the net loss from operations generated by a particular entity cannot be transferred to or utilized by other entities within our consolidated company. As a result, our effective tax rate for 2013 was 33.4%.

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

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenue and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Since our financial reporting process inherently relies on the use of estimates and assumptions, actual results may differ from these estimates under different assumptions or conditions.

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

For the years ended December 31, 2011, 2012 and 2013, Xueda Information and its subsidiaries and schools contributed in aggregate 100%, 100% and 100%, respectively, of our total net revenue. As of December 31, 2012 and 2013, Xueda Information and its subsidiaries and schools accounted for an aggregate of 49% and 53%, respectively, of our total assets, and 86% and 96%, respectively, of our total liabilities. The assets not associated with Xueda Information and its subsidiaries and schools primarily consist of cash held by us.

Revenue Recognition

We derive our revenue from personalized tutoring services and through collecting registration fees and course fees from our students.

We charge each new student a non-refundable registration fee ranging from RMB300 ($49.6) to RMB1,000 ($165.2) primarily for the consultation and assessment we provide to the student and design of a personalized study plan. We believe that the registration fee is, in substance, an advance payment for future tutoring services, and accordingly recognized over the estimated customer relationship period. The customer relationship period is estimated based on our historical data with respect to service period. The customer relationship period is currently determined to be nine months, a decrease from 15 months in 2010, primarily attributable to our continuous efforts to strengthen our course planning by further fine-tuning our consultation sessions with potential students since the first half of 2011, which enables the students to complete purchased course hours in a more efficient manner, significantly reduces the number of students with a small number of course hours unfinished for extended periods and in turn shortens our average service period. We believe such adjustment enables us to achieve better customer satisfaction and is beneficial to the long term development of our business. The customer relationship period is subject to annual assessment or when an event or other changes indicate the estimate is no longer reasonable.

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

Goodwill impairment is tested using a two-step process. The first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We perform goodwill impairment tests annually on December 31 by comparing the carrying value to the fair value of each reporting unit.

We had two reporting units that carried goodwill balances as of December 31, 2013, namely Taiyuan Xueda Education & Training School, or Taiyuan Xueda, and Weland. In the goodwill impairment test, we adopted the discounted cash flow method under the income approach, which considers a number of factors including expected future cash flows, growth rates and discount rates, and requires us to make certain assumptions and estimates regarding industry and economic factors and the future profitability of our business. The assumptions are inherently uncertain and subjective. The discounted cash flow for Taiyuan Xueda and Weland were based on discrete five years’ financial forecast developed by our management. Cash flows beyond the forecasted period were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends. Specifically, the income approach valuations included cash flow discount rates of 19.14% and 21.14% and terminal value growth rates of 3% and 3%, for Taiyuan Xueda and Weland, respectively.

As a result of the goodwill impairment test performed as of December 31, 2013, the goodwill of Weland was fully impaired due to the lowered earnings forecast and increased competition in the industry.

Available-for-sale securities

In July 2012, we entered into a preferred share purchase agreement with the shareholders of Firstleap Education, a company incorporated in the Cayman Islands that provides English training program to two- to ten-year-old children in China. In August 2012, we purchased, for a consideration of $4.8 million, 1,272,000 convertible preferred shares, which were equivalent to a 12.72% equity interest in Firstleap Education. In July 2013, we purchased additional preferred shares of Firstleap Education for a consideration of $1.6 million. As such, we acquired in aggregate a 16.11% equity interest in Firstleap Education. The investment is classified as available-for-sale securities and is carried at fair values. The unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

We measured available-for-sale securities at fair value on a recurring basis as of December 31, 2013. The available-for-sale securities do not have a quoted market price in an active market. Accordingly, we adopted a discounted cash flow method under the income approach, which considers a number of factors including expected future cash flows, growth rates and discount rates estimated based on publicly traded companies in the industry and requires us to make certain assumptions and estimates regarding industry economic factors and future profitability. The assumptions are inherently uncertain and subjective. The discounted cash flows for Firstleap Education were based on discrete eight years’ financial forecasts. Cash flows beyond the forecasted period were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends and considered long-term earnings growth rates for comparable publicly traded companies. Specifically, the income approach valuations included cash flow discount rate of 21.14%, and terminal value growth rate of 3%.

The estimated fair value of the investment was $6.9 million as of December 31, 2013. An unrealized holding gain of $432,000 was reported in accumulated other comprehensive income.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as a compensation expense over the requisite service period based on a graded vesting schedule, with a corresponding impact reflected in additional paid-in capital.

The fair values of our option awards were estimated on the date of grant using the binomial option pricing model that uses assumptions including the fair value of the ordinary shares underlying the options, volatility, risk free interest rate, dividend yield and exercise multiple. The fair value of our ordinary shares is determined based on the market closing price of our ADSs on the New York Stock Exchange as of the grant date. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of our Company and comparable listed companies over a period comparable to the contractual term of the options. We choose the comparable companies by considering synthesis effect of the characteristics including industry, stage of life cycle, size and financial leverage. Risk-free interest rate was estimated based on the yield of treasury bonds of the United States with a maturity period similar to the contractual term of the options. The dividend yield was estimated by us based on our expected dividend policy over the contractual term of the options. Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

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

For awards with performance condition vesting provision, when achievement of the performance condition is considered probable, we recognize compensation cost on a straight-line basis over the awards vesting periods.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2011, 2012 and 2013. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months.

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

	For the Year Ended December 31,
	2011		2012		2013
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Net revenue	221,738	100.0	293,157	100.0	347,047	100.0
Cost of revenue(1):
Teaching staff cost	(115,931)	(52.3)	(157,101)	(53.6)	(171,940)	(49.5)
Rental	(26,920)	(12.2)	(38,182)	(13.0)	(40,958)	(11.8)
Depreciation and amortization	(6,682)	(3.0)	(13,256)	(4.5)	(13,946)	(4.0)
Other	(6,689)	(3.0)	(11,116)	(3.8)	(13,304)	(3.8)
Total cost of revenue	(156,222)	(70.5)	(219,655)	(74.9)	(239,948)	(69.1)
Gross profit	65,516	29.5	73,502	25.1	107,099	30.9
Operating expenses:
General and administrative expenses(1)	(36,425)	(16.4)	(46,427)	(15.8)	(52,716)	(15.1)
Selling and marketing expenses(1)	(25,940)	(11.7)	(31,336)	(10.7)	(36,308)	(10.5)
Impairment loss on goodwill	—	—	—	—	(2,923)	(0.8)
Impairment loss on acquired intangible assets	—	—	—	—	(494)	(0.1)
Total operating expenses	(62,365)	(28.1)	(77,763)	(26.5)	(92,441)	(26.5)
Government subsidies	357	0.2	164	0.1	439	0.1
Income/(loss) from operations	3,508	1.6	(4,097)	(1.3)	15,097	4.5
Interest income	3,766	1.7	6,722	2.2	7,279	2.0
Income before income tax expenses	7,274	3.3	2,625	0.9	22,376	6.5
Income tax expenses
Current	(4,562)	(2.1)	(3,179)	(1.1)	(8,302)	(2.4)
Deferred	2,078	1.0	2,303	0.8	820	0.2
Total income tax expenses	(2,484)	(1.1)	(876)	(0.3)	(7,482)	(2.2)
Net income	4,790	2.2	1,749	0.6	14,894	4.3
Net loss attributable to the noncontrolling interests	—	—	216	0.1	1,257	0.4
Net income attributable to Xueda Education Group	4,790	2.2	1,965	0.7	16,151	4.7

Selected Operating Data:	2011	2012	2013
Number of learning centers (at period end)	295	383	408
Number of students served	116,900	138,688	149,882
Average hourly course fee (in $)(2)	26	28	30
Number of teaching staff members (at period end)	11,696	13,210	11,873

(1)         Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year ended December 31,
	2011	2012	2013
	(in thousands of $)
Cost of revenue	6	5	10
General and administrative expenses	4,092	3,156	5,368
Selling and marketing expenses	11	5	4
Total share-based compensation expenses	4,109	3,166	5,382

(2)                                 Represents gross revenue derived from one-on-one tutoring, divided by the total hours of one-on-one tutoring in the relevant period.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net revenue.  Our total net revenue increased by 18.4% to $347.0 million for the year ended December 31, 2013 from $293.2 million for the year ended December 31, 2012, compared to a 32.2% increase from 2011 to 2012. The slowdown in our revenue growth was primarily a result of the significant scale of operations we have achieved.

The increase in net revenue was primarily attributable to the increase in the total number of learning centers as well as in the number of mature learning centers, which also contributed to the increase in the number of students served from approximately 138,690 for the year ended December 31, 2012 to approximately 150,000 for the year ended December 31, 2013. The number of our learning centers in operation increased from 383 as of December 31, 2012 to 408 as of December 31, 2013. The number of mature learning centers increased from 132 as of December 31, 2012 to 203 as of December 31, 2013. In addition, the increase in net revenue for the year ended December 31, 2013 was also attributable to the increase in our average hourly course fee from $28 for the year ended December 31, 2012 to $30 for the year ended December 31, 2013, which was due to the increase in hourly course fee and exchange rate fluctuations. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information.”

Cost of revenue.  Our cost of revenue increased by 9.2% to $239.9 million for the year ended December 31, 2013 from $219.7 million for the year ended December 31, 2012. This increase was primarily due to (i) an increase of 9.4% in teaching staff cost from $157.1 million for the year ended December 31, 2012 to $171.9 million for the year ended December 31, 2013 as the performance-based teaching bonuses increased as the result of increased net revenue generated, and (ii) a 7.3% increase in rental cost from $38.2 million for the year ended December 31, 2012 to $41.0 million for the year ended December 31, 2013 as we leased additional premises for the 25 learning centers newly added in 2013. Cost of revenue as a percentage to net revenue decreased to 69.1% for the year ended December 31, 2013 from 74.9% for the year ended December 31, 2012.

Gross profit.  Our gross profit increased by 45.7% to $107.1 million for the year ended December 31, 2013 from $73.5 million for the year ended December 31, 2012. Gross margin increased to 30.9% for the year ended December 31, 2013 from 25.1% for the year ended December 31, 2012. The increase in gross margin was attributable to the increase in the utilization of our service professionals, as reflected in the net revenue per full-time instructor, which increased by 24.4%  from 2012 to 2013, and the improved utilization of our learning centers, as reflected in the net revenue per square meter of learning centers, which increase by 19.8% over the same period.

Operating expenses.  Our total operating expenses increased by 18.9% to $92.4 million for the year ended December 31, 2013 from $77.8 million for the year ended December 31, 2012. Operating expenses for the year of 2013 represented 26.5% of total net revenue, remained stable from the previous year, primarily a result of our cost control measures and a higher operating leverage in 2012.

•                  General and administrative expenses.  Our general and administrative expenses increased by 13.5% to $52.7 million for the year ended December 31, 2013 from $46.4 million for the year ended December 31, 2012. The increase was primarily due to an increase in the total compensation and benefits paid to our administrative staff as a result of our hiring of new employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations, as well as the share-based compensation expenses incurred in this period.

•                  Selling and marketing expenses.  Our selling and marketing expenses increased by 15.9% to $36.3 million for the year ended December 31, 2013 from $31.3 million for the year ended December 31, 2012. This increase was due to the increase in expenses relating to advertising, marketing and brand promotion activities from the year ended December 31, 2012 to the year ended December 31, 2013. The increase in selling and marketing expenses was also due to the expansion of our marketing team, which was in line with the expansion of our tutoring service network and operations.

Impairment loss on goodwill. As a result of the lowered earnings forecast and increased competition in the industry, Weland’s earnings forecast for future periods was lower than previous estimation, therefore a goodwill impairment loss of $2.9 million was recognized in the year ended December 31, 2013.  See “Item 5. Operating and financial review and prospects—A. Operating results—Goodwill.” We did not incur such loss in the year ended December 31, 2012.

Impairment loss on acquired intangible assets. As a result of the lowered earnings forecast and increased competition in the industry, in December 2013, we performed an impairment test of the carrying value of the Weland’s trademarks and non-compete agreement and recognized an impairment write-down of $0.5 million for the year ended December 31, 2013. We did not incur such loss in the year ended December 31, 2012.

Income/(loss) from operations.  As a result of the above, operating income for the year ended December 31, 2013 increased by $19.2 million to $15.1 million from a net operating loss of $4.1 million for the year ended December 31, 2012. The substantial improvement was largely attributable to the impact of our “focus-on-profit” strategy adopted in 2013. The strategy centered on a wide base of initiative and key performance indicators designed to drive our profitability.

Interest income.  Our interest income primarily generated from cash and cash equivalents, short-term investment and long-term investment. Interest income increased to $7.3 million for the year ended December 31, 2013 from $6.7 million for the year ended December 31, 2012, primarily as a result of our investment in financial products offered by banks and other financial institutions that had higher yields compared to those in 2012.

Income tax expenses.  Income tax expenses at our company level include income taxes payable by (i) Xueda Education Group, which is a tax-exempt company incorporated in the Cayman Islands and as such, was not subject to any income taxes in the Cayman Islands in 2012 and 2013, (ii) Xueda Hong Kong, which is subject to a corporate income tax rate of 16.5% on profits derived from its Hong Kong operations, and did not incur any income tax expenses in 2012 and 2013 because its income in 2012 and 2013 was not derived from its Hong Kong operations, (iii) Xuecheng Century, which was certified as a software enterprise in April 2010 and as a result is eligible for a reduced tax rate of 12.5% in 2012 and 2013, and (iv) Xueda Information and its subsidiaries and schools, at the uniform income tax rate of 25%. As Xueda Education Group and Xueda Hong Kong did not pay any income taxes and Xuecheng Century incurred tax benefits in 2012, our income tax expenses in 2011 and 2012 consisted of taxes incurred by Xueda Information and its subsidiaries and schools under the relevant tax laws and regulations in the PRC. Our income tax expenses increased to $7.5 million for the year ended December 31, 2013 from $0.9 million for the year ended December 31, 2012, primarily due to the increase in taxable income of Xueda Information and its subsidiaries and schools to $28.0 million for the year ended December 31, 2013 from $12.7 million for the year ended December 31, 2012.

Net income attributable to Xueda Education Group.  As a result of the foregoing, we generated net income of $16.2 million for the year ended December 31, 2013 and $2.0 million for the year ended December 31, 2012, respectively.

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

The increase in net revenue was primarily attributable to the increase in the total number of learning centers as well as in the number of mature learning centers, which also contributed to the increase in the number of students served from approximately 117,000 for the year ended December 31, 2011 to approximately 138,690 for the year ended December 31, 2012. The number of our learning centers in operation increased from 295 as of December 31, 2011 to 383 as of December 31, 2012. The number of mature learning centers increased from 99 as of December 31, 2011 to 132 as of December 31, 2012. In addition, the increase in net revenue for the year ended December 31, 2012 was also attributable to the increase in our average hourly course fee from $26 for the year ended December 31, 2011 to $28 for the year ended December 31, 2012, which was due to the increase in hourly course fee and exchange rate fluctuations. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information.”

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

Gross profit.  Our gross profit increased by 12.2% to $73.5 million for the year ended December 31, 2012 from $65.5 million for the year ended December 31, 2011. Gross margin decreased to 25.1% for the year ended December 31, 2012 from 29.5% for the year ended December 31, 2011. The decrease in gross margin was due to the decrease in the utilization of our learning centers, which was at a higher rate compared with the increase in the utilization of our service professionals. The utilization of our learning centers, as reflected in the net revenue per square meter of learning centers, decreased by 20.5% from 2011 to 2012. The utilization of our service professionals, as reflected in the net revenue per full-time instructor, increased by 18.9% over the same period.

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

B.                                    Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities and from issuance and sale of our Series A1 and Series A2 preferred shares, as well as from proceeds of our initial public offering and the investment by Warburg Pincus. We received course fee in cash of $262.9 million, $366.6 million and $390.1 million in the years ended December 31, 2011, 2012 and 2013, respectively. We currently do not have any bank loans, nor did we have any bank loans in 2011, 2012 or 2013. As of December 31, 2013, we had $117.1 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, demand deposits, term deposits and debt securities with original maturities of three months or less. Although we consolidate the results of the learning centers controlled by Xueda Information, our VIE, our access to the cash and cash equivalents and future earnings of these learning centers is indirect through dividends we receive from Xuecheng Century, our PRC subsidiary. Xuecheng Century, in turn, receives capital resources from Xueda Information in the form of a “consulting and technical service fee” pursuant to the Exclusive Service Agreement.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of $)
Net cash provided by operating activities	24,898	54,644	46,756
Net cash used in investing activities	(11,635)	(43,743)	(120,814)
Net cash used in financing activities	(9,159)	(17,084)	(22,419)
Effect of exchange rate changes	2,272	381	1,596
Net increase (decrease) in cash and cash equivalents	6,376	(5,802)	(94,881)
Cash and cash equivalents, beginning of period	211,370	217,746	211,944
Cash and cash equivalents, end of period	217,746	211,944	117,063

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

We had net cash provided by operating activities in an amount of $46.8 million for the year ended December 31, 2013, primarily attributable to (a) course fees received in cash in an amount of $390.1 million as a result of our expanded operations and (b) interests received in cash in an amount of $5.8 million, offset by (i) cash paid for staff compensation in an amount of $198.4 million, (ii) rental cost and expenses paid in cash in an amount of $43.1 million, (iii) course fee refund paid in cash in an amount of $33.5 million, (iv) advertising and market expenses paid in cash in an amount of $29.0 million, (v) office related expenses paid in cash of $24.6 million, (vi) taxes paid in cash of $17.6 million and (vii) other operation expenses paid in cash of $2.9 million, all in line with the expansion of our operations. Net cash provided by operating activities decreased by $7.8 million between the years ended December 31, 2012 and 2013, primarily because of the cash payment for staff compensation, rental, marketing expenses, and office related expenses which increased by $25.0 million as a result of our business expansion, which was at a higher rate compared with the increase in courses fee received net off refund paid in cash.

We had net cash provided by operating activities in an amount of $54.6 million for the year ended December 31, 2012, primarily attributable to (a) course fees received in cash in an amount of $366.6 million as a result of our expanded operations and (b) interests received in cash in an amount of $7.1 million, offset by (i) cash paid for staff compensation in an amount of $184.2 million, (ii) rental cost and expenses paid in cash in an amount of $41.5 million, (iii) course fee refund paid in cash in an amount of $29.0 million, (iv) advertising and market expenses paid in cash in an amount of $26.2 million, (v) office related expenses paid in cash of $18.2 million, (vi) taxes paid in cash of $16.2 million and (vii) other operation expenses paid in cash of $3.8 million, all in line with the expansion of our operations. Net cash provided by operating activities increased by $29.7 million between the years ended December 31, 2011 and 2012, primarily due to the increase of $103.7 million in course fees received in cash largely attributable to our strengthened fee collection efforts.

We had net cash provided by operating activities in an amount of $24.9 million for the year ended December 31, 2011, primarily attributable (a) course fees received in cash in an amount of $262.9 million as a result of our expanded operations, (b) interests received in cash in an amount of $3.2 million, and (c) government subsidies received in cash in an amount of $0.4 million, offset by (i) cash paid for staff compensation in an amount of $136.5 million, (ii) rental cost and expenses paid in cash in an amount of $31.8 million, (iii) advertising and market expenses paid in cash in an amount of $22.0 million, (iv) course fee refund paid in cash in an amount of $18.7 million, (v) office related expenses paid in cash of $15.8 million, (vi) taxes paid in cash of $14.5 million and (vii) other operation expenses paid in cash of $2.3 million, all in line with the expansion of our operations.

Investing Activities

Our cash used in investing activities normally is related to the purchase of investments, property and equipment used by our learning centers in their operations, which include leasehold improvement.

Net cash used in investing activities amounted to $120.8 million for the year ended December 31, 2013, primarily resulting from (a) the purchase of short-term investments in an amount of $291.4 million, (b) the purchase of property and equipment in an amount of $10.5 million and (c) two loans extended to a related party in December 2013, respectively, in an aggregate amount of $2.6 million and (iv) purchase of long term investments in an amount of $9.8 million, offset by (i) proceeds of $191.9 million from maturity of short-term investments and (ii) proceeds from maturity of loan to a related party in the amount of $1.6 million.

Net cash used in investing activities amounted to $43.7 million for the year ended December 31, 2012, primarily resulting from (a) the purchase of short-term investments in an amount of $128.3 million, (b) the purchase of property and equipment in an amount of $19.1 million and (c) two loans extended to a related party in May and November 2012, respectively, in an aggregate amount of $4.8 million, (d) purchase of available-for-sale securities in an amount of $4.8 million and (e) payment for business acquisition of Weland in an amount of $1.2 million, offset by (i) proceeds of $111.3 million from maturity of short-term investments and (ii) proceeds from maturity of loan to a related party in the amount of $3.2 million.

Net cash used in investing activities amounted to $11.6 million for the year ended December 31, 2011, primarily resulting from (a) the purchase of short-term investments in an amount of $31.2 million, and (b) loan extended to a third party in the amount of $30.5 million, and (iii) the purchase of property and equipment in an amount of $26.3 million, offset by (i) the proceeds of $45.0 million from maturity of short-term investments and (ii)proceeds from maturity of loan to a third party in the amount of $31.4 million.

Financing Activities

Our financing activities consisted of payment of cash dividends, repurchase of our ADSs and proceeds from exercise of share options.

Net cash used in financing activities for the year ended December 31, 2013 was $22.4 million, primarily resulting from payment of special cash dividends to our shareholders in the amount of $22.7 million, partially offset by proceeds from exercise of share options of $0.3 million.

Net cash used in financing activities for the year ended December 31, 2012 was $17.1 million, primarily resulting from payment of special cash dividends to our shareholders in the amount of $9.9 million and cash paid for ADSs repurchases of $7.3 million, partially offset by proceeds from exercise of share options of $0.1 million.

Net cash used in financing activities for the year ended December 31, 2011 was $9.2 million, primarily resulting from cash paid for ADSs repurchases of $8.8 million and payment of issuance cost in connection with IPO of $0.7 million, partially offset by proceeds from exercise of share options of $0.3 million.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through Xuecheng Century, our principal operating subsidiary in China, and the learning centers operated by Xueda Information, our VIE. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by Xuecheng Century, which in turn depends on service fees paid by Xueda Information to Xuecheng Century under our contractual arrangements with Xueda Information.

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

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investment in equipment for our learning centers. We added 88, 88 and 25 learning centers in, 2011, 2012 and 2013, respectively. Our capital expenditures were $26.3 million, $19.1 million and $10.5 million in the years ended December 31, 2011, 2012 and 2013, respectively, representing 11.9%, 6.5% and 3.0% of our net revenue in such periods, respectively. In 2011, 2012 and 2013, we incurred approximately $0.2 million, $0.1 million and $0.1 million in capital expenditures per new learning center, respectively. Our capital expenditures have been primarily funded by cash generated from our operations and, to a much lesser degree, from our financing activities. The decrease in the capital expenditure per new learning center from $0.2 million in 2011 to $0.1 million in both 2012 and 2013 was primarily attributable to our implementation of budget control on a per-learning-center basis, including a decrease in average lease space. The lease space on a per-learning-center basis for the learning centers opened since 2013 is expected to be ranged between 300 and 600 square meters, compared to between 400 and 600 square meters for the learning centers opened in 2012 and 700 and 900 square meters in 2011. We intend to cost-efficiently allocate our capital resources by continuing to lease most of our new facilities in the foreseeable future. We have not encountered any difficulties in meeting our cash obligations to date and believe that we will be able to fund our capital needs for at least the next 12 months through cash generated from our operating activities as well as net proceeds from our initial public offering.

Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board, or FASB, has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. We will adopt this pronouncement on January 1, 2014 and do not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this Accounting Standards Update, or ASU, is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. We will adopt this pronouncement on January 1, 2014 and do not expect the adoption of this pronouncement will have a significant impact on its consolidated financial statements.

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

In 2013, we developed a new cloud-based e-learning platform, or the Smart Tutoring System, which was launched in our learning centers nationwide in March 2014.  The Smart Tutoring System upgrades our entire teaching system from the personalized tutoring model to a cloud-based, mobile application delivery format that allows students to study anywhere, anytime.  Our entire curriculum is available to students in digital interactive format as part of the Smart Tutoring System. The pilot phase of the Smart Tutoring System was well received by our students, parents and instructors.  All our instructors are equipped with tablet devices to teach, and our learning centers are all fully equipped to support an e-learning environment. Furthermore, our digital curriculum is enhanced with more than 10,000 short, five-to-ten minute length videos. Embedded with key knowledge points, these short videos give students immediate and precise assistance. From our cloud-based Smart Tutoring System platform, all students have the option to study using their mobile devices, or any Internet enabled device. By blending the benefits of personal instruction in the learning centers with the benefits of the quick responsiveness of the digital interactive format, we enhance our tutoring services.

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

Our PRC subsidiary, Xuecheng Century, has registered various trademarks and logos, including “,” “,” “Xueda,” “,” ““ and “,” with the Trademark Office of SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of certain other trademarks and logos, including “prime learning,” for our small-group tutoring programs and other trademarks and logos which we believe are material for our operations. As our business grows and branding strategy develops, we may apply for the registration of additional trademarks and logos. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks. Our current main websites are www.xueda.com and www.exueda.com.  www.xueda.com is our official website, promoting our corporate identity and providing various marketing information. www.exueda.com is the site for our newly launched e-learning platform.  In addition, we have registered certain other domain names, including www.21edu.com, xue.com and ejiajiao.com.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
	(in thousands of $)
Operating leasing obligations	117,862	36,271	51,088	20,258	10,245

G.                                   Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                   Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Rubin Li	36	Chairman of board of directors
Xin Jin	37	Director and chief executive officer
Jinbo Yao	37	Director
William Hsu	48	Director
Yafei Wang	59	Independent Director
Sean Shao	57	Independent Director
Cheung Kin Au-Yueng	65	Independent Director
Cheung Lun Julian Cheng	40	Director
Christine Lu-Wong	45	Chief financial officer
Wei Zhang	55	Vice president
Qiang Deng	46	Vice president
Zhijun Diao	39	Vice president

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

Mr. William Hsu has served as a director of our company since June 2011. Mr. Hsu is a managing director at CDH China Management Company Limited, or CDH. Prior to joining CDH in 2007, Mr. Hsu was a senior vice president at GIC Special Investments Pte. Ltd., the private equity arm of the Government of Singapore Investment Corporation, from 1996 to 2006. Mr. Hsu worked in the Singapore, Hong Kong and Beijing offices of GIC Special Investments Pte. Ltd., where he focused his investment activities on the Greater China market and played an instrumental role in a number of successful investments, covering a wide range of sectors, such as semiconductor, electronics, software, financial services, industrial and consumer products. Mr. Hsu has over 10 years of investment experience in both venture capital and traditional business sectors in China. Mr. Hsu received his bachelor’s and master’s degrees in engineering from University of California, Berkeley in the United States in 1986 and 1989, respectively.

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

Mr. Sean Shao has served as an independent director of our company and chairman of the audit committee since 2010. Mr. Sean Shao currently serves as (i) independent director and chairman of the audit committee of: UTStarcom Holdings Corp., a provider of interactive, IP-based network solutions listed on NASDAQ, since October 2012; Yongye International, Inc., a Chinese agricultural nutrient company listed on NASDAQ, since April 2009 and China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ, since July 2008 and (ii) independent director and chairman of the nominating committee of Agria Corporation, a Chinese agricultural company listed on NYSE, since November 2008. Mr. Shao served as the chief financial officer of Trina Solar Limited, a manufacturer of integrated solar-power products, from 2006 to 2008. In addition, he served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu Certified Public Accountants LLP, formally Deloitte Touche Tohmatsu CPA Ltd., for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

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

Mr. Qiang Deng has served as a vice president of our company since 2007 and joined our company in 2005. From 2001 to 2005, Mr. Deng worked in various managerial positions at long distance learning companies including Peking University-Affiliated Schools Lianxiang Long-distance Education Co., Ltd. and Internet School of Beijing No. 4 High School. From 1998 to 2001, Mr. Deng served as the director for www.chinaedu.com, a provider of distance education services. From 1996 to 1998, he served as a physics teacher at Beijing Huicai Private School. From 1990 to 1996, he worked as a sales manager at Huahai Computer Co., Ltd. Mr. Deng received his bachelor’s degree in mechanical engineering from Beijing University of Civil Engineering and Architecture in 1990 and completed the master’s courses in developing and educational psychology in the Beijing Normal University in 2008.

Mr. Zhijun Diao has served as a vice president of our company since January 2013. Mr. Diao joined our company in June 2009 as assistant to the president. From December 2009 to April 2011, he served as the general manager of our Tianjin region. From April 2011 to January 2013, he worked as the general manager of our business operations in Beijing and Tianjin. Mr. Diao received his bachelor’s degree in mathematics education from Shanxi Normal University in1998 and completed the master’s courses in industrial economics from Capital University of Economics and Business in 2005.

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

B.                                    Compensation

Compensation of Directors and Executive Officers

During 2013, the aggregate cash compensation that we paid to our directors and officers as a group was RMB3.0 million ($0.4 million). Walkers, our Cayman Islands counsel, has advised us that Cayman Islands law does not require an exempted company incorporated in the Cayman Islands, such as our company, to disclose the individual compensation of its executive officers and directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. During 2013, the total amount we set aside/accrued for such benefits for our executive officers was RMB183,646 ($29,872). We do not provide our directors with any pension, retirement or similar benefits. As of the date of this annual report:

•                  Options to purchase an aggregate of 13,065,903 ordinary shares have been granted under our 2009 share incentive plan to our directors, executive officers and employees. These options were granted on March 16, 2010 and August 22 and December 18, 2012, at an original exercise price of $0.99, $1.645 and $1.26 per share, respectively, and an expiration period of ten years. On September 20, 2010, the exercise price of the 3,343,845 share options granted to a former officer on March 16, 2010 was increased to $1.89 per share from $0.99 per share. 2,089,905 of such re-priced share options were forfeited upon this officer’s resignation in February 2012, and the remaining options to purchase 1,253,740 ordinary shares were cancelled in October 2012. As of March 20, 2014, options to purchase 4,535,686 ordinary shares were outstanding.

•                  From February 2011 to the date of this annual report, we had granted a total of 10,494,538 restricted shares and restricted share units to our directors, executive officers and employees. As of March 20, 2014, 1,797,894 of such shares have vested.

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

Stock-Based Compensation Plans

Our amended and restated equity incentive plan adopted in November 2009, or the 2009 share incentive plan, provides for the grant of options, share appreciation rights, or other share-based awards, collectively referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors and shareholders initially authorized the issuance of up to 11,146,151 ordinary shares upon exercise of awards granted under the 2009 share incentive plan. The total number of ordinary shares that may be issued under the plan shall automatically increase on January 1 of each calendar year, commencing with January 1, 2011, by an amount equal to (i) 1% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, and (ii) such number of ordinary shares as may be established by the board of directors or its compensation committee. The cancelled options and restricted shares are considered to be available for further awards. As of the date of this annual report, the total number of ordinary shares that may be issued under the plan is 2,087,324. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company as a result of their proprietary interest in the company’s success.

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

Granted Options.  As of March 20, 2014, we had granted options to purchase an aggregate of 13,065,903 ordinary shares to our directors, officers and employees, options to purchase 4,535,686 of which are outstanding. Among these options:

•                  Options to purchase 2,089,904 ordinary shares have an exercise price of $1.645 per share and are subject to a two-year vesting schedule, with 50% vesting on May 22, 2013 and 2014, respectively;

•                  Options to purchase 491,930 ordinary shares have an exercise price of $1.26 per share and are subject to a four-year vesting schedule, vesting in eight equal installments on each date that is six months after the prior vesting date, with the first installment vesting after the first full six months after November 22, 2012; and

•                  Options to purchase 1,953,852 ordinary shares have an exercise price of $0.99 per share and are subject to a four-year vesting schedule, with 25% vesting on March 16, 2011, 2012, 2013 and 2014, respectively.

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

Audit Committee

Our audit committee consists of Mr. Sean Shao, Mr. Cheung Kin Au-Yueng and Ms. Yafei Wang. Mr. Sean Shao is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the Securities and Exchange Commission, or the SEC. Our board of directors has determined that each of Mr. Shao, Mr. Au-Yueng and Ms. Wang satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our board of directors has determined that the simultaneous service by Mr. Sean Shao on the audit committee of three other public companies would not impair his ability to effectively serve on our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Mr. William Hsu, Ms. Yafei Wang and Mr. Jinbo Yao. Mr. William Hsu is the chairman of our compensation committee.  Our board of directors has determined that Ms. Yafei Wang satisfies the requirements for an “independent director” within the meaning of section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D.                                    Employees

Employees

As of December 31, 2013, 2012 and 2011, we had 15,025, 16,454 and 15,074 full-time employees, respectively, including 8,080, 9,517 and 8,329 instructors, respectively. As of December 31, 2013, we had the following full-time employees by function:

Instructors	8,080
Education consultants	1,693
Study counselors	1,391
Psychological counselors	75
Sales and marketing	650
General and administration staff	3,136
Total	15,025

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis, as of March 28, 2014, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculation in the table below is based on 122,860,624 ordinary shares outstanding as of March 28, 2014 (excluding 7,587,784 unvested restricted shares).

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

	Number	%
Directors and Executive Officers:
Rubin Li(1)	21,150,930	17.2
Xin Jin(2)	28,180,098	22.9
Jinbo Yao(3)	10,972,720	8.9
William Hsu(4)	14,429,502	11.7
Yafei Wang(5)	2,237,585	1.8
Sean Shao	—	—
Cheung Kin Au-Yueng	*	*
Cheung Lun Julian Cheng(6)	8,624,000	7.0
Christine Lu-Wong	*	*
Wei Zhang	*	*
Qiang Deng	*	*
Zhijun Diao	*	*
All directors and executive officers as a group	86,585,840	70.5

Principal Shareholders:
Golden Section Holding Corporation(7)	28,180,098	22.9
CDH Xueda Limited(8)	14,429,502	11.7
Goodor Corporation(9)	21,150,930	17.2
WP X Investments IV Ltd.(10)	8,624,000	7.0
Nihao China Corporation(11)	10,972,720	8.9

*                 Beneficially owns less than 1% of our outstanding ordinary shares.

(1)              Represents 21,150,930 ordinary shares, including 666,000 ordinary shares represented by 333,000 ADSs which were purchased from the open market, owned by Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Li’s family trust.  See also footnote 9 below.

(2)              Represents 28,180,098 ordinary shares, including 740,418 ordinary shares represented by 370,209 ADSs which were purchased from the open market, owned by Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jin’s family trust. See also footnote 7 below.

(3)              Includes 10,972,720 ordinary shares owned by Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Yao’s family trust.  See also footnote 11 below.

(4)              Includes 14,429,502 ordinary shares issued upon conversion at the time of our initial public offering of the same number of Series A1 preferred shares owned by CDH Xueda Limited.  See also footnote 8 below.  Mr. William Hsu disclaims beneficial ownership of any of the shares held by CDH Xueda Limited, except to the extent of his pecuniary interest in that entity as a whole.

(5)              Includes 2,237,585 ordinary shares issued upon conversion at the time of our initial public offering of the same number of Series A2 preferred shares owned by Happyall Ltd, a British Virgin Islands company 100% beneficially owned by Ms. Yafei Wang, and 15,015 ordinary shares held by Ms. Wang.

(6)              Includes 6,624,000 ordinary shares and 1,000,000 ADSs representing 2,000,000 ordinary shares held by WP X Investments IV Ltd. See also footnote 10 below. Mr. Cheng is a managing director in the China group at Warburg Pincus LLC and disclaims beneficial ownership of any of the shares held by WP X Investments IV Ltd., except to the extent of his pecuniary interest in that entity as a whole.

(7)              Includes 28,180,098 ordinary shares , including 740,418 ordinary shares represented by 370,209 ADSs which were purchased from the open market, owned by Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Xin Jin. The mailing address of Golden Section Holding Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(8)              Includes 14,429,502 ordinary shares issued upon conversion at the time of our initial public offering of the same number of Series A1 preferred shares owned by CDH Xueda Limited, a British Virgin Islands company 100% beneficially owned by CDH Venture Partners. CDH Venture GP I Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners, L.P. and has the power to direct CDH Venture Partners as to the voting and disposition of shares directly and indirectly held by CDH Venture Partners, L.P. Mr. William Hsu is a director and a member of the investment committee of CDH Venture GP I Company Limited. Mr. William Hsu disclaims beneficial ownership of any of the shares held by CDH Xueda Limited, except to the extent of his pecuniary interest in that entity. The mailing address of CDH Xueda Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(9)              Represents 21,150,930 ordinary shares, including 666,000 ordinary shares represented by 333,000 ADSs which were purchased from the open market, owned by Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Rubin Li. The mailing address of Goodor Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(10)       Includes 6,624,000 ordinary shares and 1,000,000 ADSs representing 2,000,000 ordinary shares held by WP X Investments IV Ltd., a Cayman Islands company. Based on the Schedule 13D/A filed with the Securities and Exchange Commission on June 23, 2011, WP X Investments IV Ltd., is a wholly owned subsidiary of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership and Warburg Pincus X Partners, L.P., a Delaware limited partnership, both of which are managed by Warburg Pincus LLC, a New York limited liability company. Warburg Pincus X, L.P., a Delaware limited partnership, is the sole general partner of each of Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. Warburg Pincus X LLC, a New York limited liability company, is the sole general partner of Warburg Pincus X, L.P. Warburg Pincus Partners, LLC, a New York limited liability company, is the sole member of Warburg Pincus X LLC. Warburg Pincus & Co., a New York general partnership, is the managing member of Warburg Pincus Partners, LLC. Each of Messrs. Charles R. Kaye and Joseph P. Landy is a managing general partner of Warburg Pincus & Co. and co-president and managing member of Warburg Pincus LLC. The address of the principal business and principal office of WP X Investments IV Ltd. is c/o Warburg Pincus Asia Ltd, 8th Floor, Newton Tower, Sir William Newton Street, Port Louis, Mauritius. The address of the principal business and principal office of each of the other entities and persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.

(11)       Includes 10,972,720 ordinary shares owned by Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jinbo Yao. The mailing address of Nihao China Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

As of March 28, 2014, other than the 39.7% of our ordinary shares underlying our ADSs which were held by Citibank, N.A. — Hong Kong, as the custodian on behalf of Citibank, N.A., the depositary, none of our ordinary shares were held in the United States. Our ADSs, representing 48,752,102 ordinary shares, or 39.7% of our total issued and outstanding ordinary shares, were held by two registered holders of record in the United States. Since these ADSs are held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or their country of residence.

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

We use advertising services provided by Beijing 58 Information and Technology Co., Ltd, or Beijing 58, and Beijing Chengshi Wanglin Information and Technology Co., Ltd., or Chengshi Wanglin, two PRC-incorporated Internet-based classified information providers of which Mr. Jinbo Yao is a major shareholder. In 2011, 2012 and 2013, we paid advertising service fee in amounts of $493 thousand, $141 thousand and $101 thousand, respectively, to Beijing 58 and nil, $153 and $11 to Chengshi Wanglin, respectively. There was no unsettled balance as of December 31, 2011, 2012 and 2013. We may continue to use advertising services provided by Beijing 58 and Chengshi Wanglin in the future.

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

In May and November 2012, Xueda Information extended two entrusted loans to Beijing Lebai Education Consulting Co., Ltd., or Lebai, an affiliate of Firstleap Education (a company in which we acquired an aggregated of 16.11% equity interest in August 2012 and July 2013), in an amount of RMB20 million ($3.2 million) and RMB10 million ($1.6 million), respectively, to fund Lebai’s business operations. Each of these loans had a term of six months and bore an interest rate of 10% per annum. The RMB20 million ($3.2 million) loan was fully repaid in November 2012 and the RMB10 million ($1.6 million) loan was fully repaid in May 2013. In December 2013, Xuecheng Century provided two unsecured loans to Lebai in a total amount of RMB16 million ($2.6 million), to support Lebai’s business operations. Such loans are for a period from December 2013 to April 2014 and bear an interest rate of 4% per annum. In 2012 and 2013, Xuecheng Century generated rental income of $99 thousand and $159 thousand, respectively, from Lebai for one of its learning centers located in Beijing leased by Lebai. In 2013, Xuecheng Century and Xueda Information’s subsidiaries generated the tutoring related services income of $117 thousand from Lebai.

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

Dividend Policy

On November 19, 2012, our board of directors declared a special cash dividend in the amount of $0.25 per ordinary share, or $0.50 per ADS to shareholders of record at the close of business on December 19, 2012. The aggregate amount of cash dividends paid was approximately $32.6 million, which was funded by surplus cash on Cayman holding company’s balance sheet. $9.9 million of the cash dividends was paid on December 31, 2012, and the remaining $22.7 million was paid in January 2013. On February 26, 2014, our board of directors authorized the payment of a dividend of $0.16 per ADS, or $0.08 per ordinary share. The dividend will be payable on or about April 15, 2014 to holders of ordinary shares (which includes holders of ADSs) on record as of the close of business on March 28, 2014, which will be funded by surplus cash on our Cayman holding company’s balance sheet.  The aggregate amount of cash dividends to be paid is approximately $11 million.

Other than as described in the preceding paragraph, we have not declared or paid any dividends on our ordinary shares. We have no present plan to declare any additional dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

ITEM 9.  THE OFFER AND LISTING

A.                                    Offer and Listing Details.

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 2, 2010 under the symbol “XUE.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs.

	Sale price
	High	Low
	(in $)
Annual highs and lows
2011	11.57	2.41
2012	4.92	2.30
2013	7.25	2.45

Quarterly highs and lows
First quarter 2012	4.92	3.01
Second quarter 2012	4.16	2.92
Third quarter 2012	3.99	2.47
Fourth quarter 2012	3.50	2.30
First quarter 2013	3.17	2.45
Second quarter 2013	3.50	2.84
Third quarter 2013	5.00	3.18
Fourth quarter 2013	7.25	4.11
First quarter 2014 (through March 20, 2014)	7.70	5.10
Monthly highs and lows
September 2013	5.00	3.75
October 2013	5.20	4.11
November 2013	5.77	4.46
December 2013	7.25	5.43
January 2014	7.70	5.82
February 2014	7.04	5.75
March 2014 (through March 28, 2014)	5.97	5.10

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

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

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

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion of PFICs below, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. Subject to the discussion of PFICs below, a qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Notwithstanding the foregoing, however, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (as discussed under “— Passive Foreign Investment Company” below).  Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

Based on the nature of our business and the composition of our income and valuation of our assets, including goodwill, we believe that we were a PFIC for 2013 and may be a PFIC in 2014 or the future. As the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, all as discussed below, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. This risk is particularly heightened due to the recent volatility in the price of our ADSs. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

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

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will generally be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

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

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of non-corporate United States Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Item 10. Additional Information — E. Taxation—People’s Republic of China Taxation”) and PRC taxes were imposed on any gain, and if you are eligible for the benefits of the income tax treaty between the United States and the PRC, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, all of our revenue and substantially all of our expenses are denominated in Renminbi. Accordingly, changes in the value of Renminbi against U.S. dollar may have a material effect on our reported and consolidated revenue, costs and expenses, gross margin and net income. Moreover, the value of assets and liabilities denominated in Renminbi fluctuates along with changes in the exchange rates.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. Recently, the People’s Bank of China has decided to proceed further with reform of the Renminbi exchange regime and to enhance the Renminbi exchange rate flexibility. In April 2013, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. In March 2014, the People’s Bank of China announced that it would further expand the floating range of the trading price of the Renminbi against the U.S. dollar from 1.0% to 2.0%, beginning on March 17, 2014. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward. To the extent that we need to convert U.S. dollars we receive into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Considering the amount of our cash and cash equivalents as of December 31, 2013, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of $1.1 million to our total cash and cash equivalents. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for any expenses related to the administration and maintenance of the facility in an amount of $1.2 million, after deduction of applicable U.S. taxes, as of December 31, 2013.

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

As of December 31, 2013, we had used $16.1 million of the proceeds of our initial public offering in repurchasing our ADSs under our announced share repurchase program. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

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

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2013, and have concluded that our disclosure controls and procedures were effective.

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. Based on its assessment, our management concluded that, as of the end of our most recent fiscal year, December 31, 2013, our internal control over financial reporting was effective based on the above criteria.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting. The attestation report appears below.

There were no significant changes in our internal control over financial reporting during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Xueda Education Group

We have audited the internal control over financial reporting of Xueda Education Group (the “Company”), its subsidiaries, its variable interest entity (“VIE”) and its VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2013 based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Group and our report dated March 31, 2014 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

March 31, 2014

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Sean Shao qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. All of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We filed our code of business conduct and ethics, as amended and restated, as an exhibit to this annual report.  We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	Year Ended December 31,
	2012	2013
	(in thousands of $)
Audit Fees(1)	1,378	1,373
Audit-related Fees(2)	53	—
Tax Fees	52	25
Total	1,483	1,398

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

In September 2011, we announced a share repurchase program approved by our board of directors. The share repurchase program was concluded in November 2012.

In March 2014, we announced privately-negotiated repurchases and purchases by us and certain members of our senior management of 12 million ordinary shares from one of our co-founders and certain pre-IPO investors, at a total consideration of approximately $31.1 million.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a compensation committee and a nominating/corporate governance committee, each composed entirely of independent directors, which are not required under the Companies Law of the Cayman Islands, our home country. Currently, our compensation committee is composed of three members, only one of whom is an independent directors. We do not have, nor do we intend to establish, a nominating/corporate governance committee. Our board of directors performs the duties of the nominating/corporate governance committee and regularly reviews our corporate governance principles and practice. The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

ITEM 16H.  MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS.

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2012 and 2013

•	Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013

•	Consolidated Statements of Comprehensive Income for the years ended December 31, 2011, 2012 and 2013

•	Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013

•	Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013

•	Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS.

Exhibit Number	Description of Document
1.1*	Third Amended and Restated Memorandum and Articles of Association of the Registrant as currently in effect

2.1*	Registrant’s Form of Ordinary Share Certificate

2.2†	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary

2.3†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 2.2)

2.4*	Shareholders Agreement, dated as of August 28, 2009

4.1*	Form of Indemnification Agreement between the Registrant and its directors

4.2*	Form of Employment Agreement between the Registrant and its executive officers

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

4.11†††	Firstleap Education Series A Preferred Shares Purchase Agreement, dated July 9, 2012, among Firstleap Education, Xueda Education Group and other parties thereto

4.12†††	English translation of Entrusted Loan Agreement, dated May 4, 2012, among Xueda Information, Bank of Beijing and Beijing Lebai Education Consulting Co., Ltd.

4.13†††	English translation of Entrusted Loan Agreement, dated November 28, 2012, among Xueda Information, Bank of Beijing and Beijing Lebai Education Consulting Co., Ltd.

8.1††	List of Subsidiaries of the Registrant

11.1	English translation of Amended and Restated Code of Business Conduct and Ethics of the Registrant

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*                                         Previously filed with the Registration Statement on Form F-1 (File No. 333-169971), initially filed on October 15, 2010 and incorporated herein by reference.

**                                  XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

†                                         Previously filed with the Registration Statement on Form F-6 (File No. 333-169976), dated October 15, 2010 and incorporated herein by reference.

††                                  Previously filed with the annual report on Form 20-F (File No. 001-34914), dated April 27, 2012 and incorporated herein by reference.

†††                           Previously filed with the annual report on Form 20-F (File No. 001-34914), dated April 3, 2013 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xueda Education Group

	By:	/s/ Xin Jin
		Name:	Xin Jin
		Title:	Chief Executive Officer and Director

Date: March 31, 2014

XUEDA EDUCATION GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

XUEDA EDUCATION GROUP

We have audited the accompanying consolidated balance sheets of Xueda Education Group (the “Company”), its subsidiaries, its variable interest entity (“VIE”) and the VIE’s subsidiaries (collectively, the “Group”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

March 31, 2014

XUEDA EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	December 31,
	2012	2013
Assets

Current assets:
Cash and cash equivalents	211,944	117,063
Short-term investments	26,126	129,619
Prepaid expenses and other current assets	12,911	16,642
Amounts due from related parties	1,592	2,631
Deferred tax assets-current	4,335	6,139

Total current assets	256,908	272,094

Property and equipment, net	40,616	34,826
Acquired intangible assets, net	563	—
Deferred tax assets-noncurrent	2,585	1,460
Rental deposits	4,493	4,807
Long-term investments	5,125	15,197
Goodwill	3,729	897
Other noncurrent assets	2,246	2,337

Total assets	316,265	331,618

Liabilities

Current liabilities:
Deferred revenue-current (including deferred revenue of the consolidated VIE without recourse to the Company of $105,027 and $103,871 as of December 31, 2012 and 2013, respectively)	105,027	103,871
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $23,051 and $29,993 as of December 31, 2012 and 2013, respectively)	25,157	35,275
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $4,329 and $8,675 as of December 31, 2012 and 2013, respectively)	4,329	9,383
Dividends payable (including dividends payable of the consolidated VIE without recourse to the Company of nil and nil as of December 31, 2012 and 2013, respectively)	22,665	—
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of December 31, 2012 and 2013, respectively)	347	347

Total current liabilities	157,525	148,876

Deferred revenue-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Company of $28,765 and $29,983 as of December 31, 2012 and 2013, respectively)	28,765	29,983
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of December 31, 2012 and 2013, respectively)	607	260
Deferred tax liabilities-noncurrent (including deferred tax liabilities of the consolidated VIE without recourse to the Company of $141 and nil as of December 31, 2012 and 2013, respectively)	141	—

Total liabilities	187,038	179,119

XUEDA EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except for shares and per share data)

	December 31,
	2012	2013
Commitments (Note 16)

Equity
Ordinary shares (par value $0.0001 per share; 469,647,160 shares authorized; 140,027,952 and 144,243,870 shares issued; 130,377,436 and 133,610,982 shares outstanding as of December 31, 2012 and 2013, respectively)	14	14
Treasury shares, at cost	(16,124)	(16,124)
Additional paid-in capital	149,303	157,149
Statutory reserves	2,028	3,952
(Accumulated deficits) retained earnings	(7,046)	7,181
Accumulated other comprehensive (loss) income	(311)	215

Total Xueda Education Group shareholders’ equity	127,864	152,387

Noncontrolling interests	1,363	112

Total equity	129,227	152,499

Total liabilities and equity	316,265	331,618

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Years ended December 31,
	2011	2012	2013

Net revenues	221,738	293,157	347,047
Cost of revenues (including share-based compensation expenses of $6, $5 and $10 for 2011, 2012 and 2013, respectively)	(156,222)	(219,655)	(239,948)

Gross profit	65,516	73,502	107,099

Operating expenses:
General and administrative (including share-based compensation expenses of $4,092, $3,156 and $5,368 for 2011, 2012 and 2013, respectively)	(36,425)	(46,427)	(52,716)
Selling and marketing (including share-based compensation expenses of $11, $5 and $4 for 2011, 2012 and 2013, respectively)	(25,940)	(31,336)	(36,308)
Impairment loss on goodwill	—	—	(2,923)
Impairment loss on acquired intangible assets	—	—	(494)

Total operating expenses	(62,365)	(77,763)	(92,441)
Government subsidies	357	164	439

Income (loss) from operations	3,508	(4,097)	15,097
Interest income	3,766	6,722	7,279

Income before income tax expenses	7,274	2,625	22,376
Income tax expenses	(2,484)	(876)	(7,482)

Net income	4,790	1,749	14,894
Net loss attributable to the noncontrolling interests	—	216	1,257

Net income attributable to Xueda Education Group ordinary shareholders	4,790	1,965	16,151

Net income per ordinary share:
Net income attributable to Xueda Education Group ordinary shareholders
Basic	0.03	0.01	0.12
Diluted	0.03	0.01	0.12

Weighted average shares used in calculating net income per ordinary share
Basic	137,745,176	131,316,004	131,681,540
Diluted	142,268,913	131,776,207	134,466,868

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for shares and per share data)

	Years ended December 31,
	2011	2012	2013

Net income	4,790	1,749	14,894
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	118	250	439
Unrealized gain on available-for-sale securities, net of tax effects of nil, nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively	—	339	93

Total comprehensive income	4,908	2,338	15,426
Comprehensive loss attributable to noncontrolling interests	—	208	1,251

Total comprehensive income attributable to Xueda Education Group	4,908	2,546	16,677

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Xueda Education Group’s Shareholders
							(Accumulated	Accumulated
				Additional			deficits)	other	Total Xueda
	Ordinary		Treasury	paid-in	Subscription	Statutory	retained	comprehensive	shareholders’	Noncontrolling
	Shares	Amount	stock	capital	receivable	reserve	earnings	(loss) income	equity	interests	Total equity

Balance at January 1, 2011	138,328,640	14	—	173,616	(155)	523	(12,296)	(1,010)	160,692	—	160,692
Repurchase of ordinary shares	(5,210,168)	—	(8,846)	—	—	—	—	—	(8,846)	—	(8,846)
Provision for statutory reserve	—	—	—	—	—	1,021	(1,021)	—	—	—	—
Share-based compensation	—	—	—	4,109	—	—	—	—	4,109	—	4,109
Nonvested shares vested	51,250	—	—	—	—	—	—	—	—	—	—
Options exercised	336,114	—	—	333	—	—	—	—	333	—	333
Payment of subscription receivable	—	—	—	—	155	—	—	—	155	—	155
Foreign currency translation adjustments	—	—	—	—	—	—	—	118	118	—	118
Net income	—	—	—	—	—	—	4,790	—	4,790	—	4,790

Balance at December 31, 2011	133,505,836	14	(8,846)	178,058	—	1,544	(8,527)	(892)	161,351	—	161,351

Repurchase of ordinary shares	(4,155,864)	—	(7,278)	—	—	—	—	—	(7,278)	—	(7,278)
Provision for statutory reserve	—	—	—	—	—	484	(484)	—	—	—	—
Share-based compensation	—	—	—	3,166	—	—	—	—	3,166	—	3,166
Nonvested shares vested	348,062	—	—	—	—	—	—	—	—	—	—
Options exercised	679,402	—	—	673	—	—	—	—	673	—	673
Foreign currency translation adjustments	—	—	—	—	—	—	—	242	242	8	250
Dividends distribution	—	—	—	(32,594)	—	—	—	—	(32,594)	—	(32,594)
Acquisition of Weland International	—	—	—	—	—	—	—	—	—	1,571	1,571
Net unrealized gain on available-for-sale securities, net of tax effects of nil for the year	—	—	—	—	—	—	—	339	339	—	339
Net income	—	—	—	—	—	—	1,965	—	1,965	(216)	1,749

Balance at December 31, 2012	130,377,436	14	(16,124)	149,303	—	2,028	(7,046)	(311)	127,864	1,363	129,227

Provision for statutory reserve	—	—	—	—	—	1,924	(1,924)	—	—	—	—
Share-based compensation	—	—	—	5,382	—	—	—	—	5,382	—	5,382
Nonvested shares vested	788,064	—	—	—	—	—	—	—	—	—	—
Options exercised	2,445,482	—	—	2,464	—	—	—	—	2,464	—	2,464
Foreign currency translation adjustments	—	—	—	—	—	—	—	433	433	6	439
Net unrealized gain on available-for-sale securities, net of tax effects of nil for the year	—	—	—	—	—	—	—	93	93	—	93
Net income	—	—	—	—	—	—	16,151	—	16,151	(1,257)	14,894

Balance at December 31, 2013	133,610,982	14	(16,124)	157,149	—	3,952	7,181	215	152,387	112	152,499

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income	4,790	1,749	14,894
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	8,109	15,308	16,117
Amortization of acquired intangible assets	—	47	81
Impairment of goodwill	—	—	2,923
Impairment of acquired intangible assets	—	—	494
Loss on disposal of property and equipment	425	690	639
Share-based compensation expense	4,109	3,166	5,382
Deferred income taxes	(2,078)	(2,303)	(820)
Foreign exchange gain	—	—	(1,042)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(8,850)	4,275	(2,144)
Amounts due from related parties	—	56	(3)
Rental deposits	(1,246)	(660)	(180)
Other non-current assets	84	(1,652)	(25)
Deferred revenue	10,742	30,486	(3,869)
Accrued expenses and other current liabilities	5,737	3,591	9,829
Income tax payable	1,776	237	4,828
Deferred income	1,300	(346)	(348)

Net cash provided by operating activities	24,898	54,644	46,756

Cash flows from investing activities:
Purchase of short-term investments	(31,175)	(128,307)	(291,384)
Proceeds from maturity of short-term investments	45,026	111,266	191,838
Acquisition of businesses (net of cash acquired of nil, $1,765 and nil for the years ended December 31, 2011, 2012, and 2013, respectively)	—	(1,196)	—
Purchases of long-term investments	—	(4,786)	(9,839)
Loan to third party	(30,542)	—	—
Proceeds from maturity of loan to third party	31,375	—	—
Loan to a related party	—	(4,777)	(2,636)
Proceeds from maturity of loan to a related party	—	3,185	1,634
Purchase of property and equipment	(26,331)	(19,145)	(10,469)
Proceeds from disposal of property and equipment	12	17	42

Net cash used in investing activities	(11,635)	(43,743)	(120,814)

Cash flows from financing activities:
Repurchase of ordinary shares	(8,846)	(7,278)	—
Payment of issuance cost in connection with initial public offering (“IPO”)	(733)	—	—
Payment received for shares subscribed during IPO	155	—	—
Proceeds from exercise of options	265	123	246
Payment of dividend distribution	—	(9,929)	(22,665)

Net cash used in financing activities	(9,159)	(17,084)	(22,419)

Effect of exchange rate changes	2,272	381	1,596
Net increase (decrease) in cash and cash equivalents	6,376	(5,802)	(94,881)
Cash and cash equivalents, beginning of year	211,370	217,746	211,944

Cash and cash equivalents, end of year	217,746	211,944	117,063
Supplemental disclosure of cash flow information
Income taxes paid	2,635	2,897	3,248
Major non-cash investing activity:
Payable for property and equipment	2,871	2,393	1,888

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

As of December 31, 2013, details of the Company’s subsidiaries and VIE and VIE’s significant subsidiaries and schools were as follows:

Place of
	Incorporation	establishment/
Name	or acquisition date	incorporation	Legal ownership

Subsidiaries:
Xuecheng Century (Beijing) Information Technology Co., Ltd. (“Xuecheng Century”)	Aug 17, 2009	PRC	100%
China Xueda Corporation Limited (“Xueda HK”)	May 13, 2009	Hong Kong	100%
Beijing Xueda Education & Training Consulting Co., Ltd.	Oct 31, 2011	PRC	100%

VIE:
Beijing Xueda Information Technology Co., Ltd. (“Xueda Information”)	Jul 13, 2009	PRC	Nil*

VIE’s significant subsidiaries and schools:
Taiyuan Xueda Education & Training School(1)	Dec 8, 2008	PRC	Nil*
Nanchang Xueda Education & Training School(1)	Apr 20, 2009	PRC	Nil*
Qingdao Xueda Pre-exam Tutoring School(1)	Jun 10, 2009	PRC	Nil*
Suzhou Xuecheng Information Technology Co., Ltd.	Sep 28, 2009	PRC	Nil*
Wuhan Xueda Information Technology Co., Ltd.	Oct 12, 2009	PRC	Nil*
Wuxi Xueda Information Technology Co., Ltd.	Oct 15, 2009	PRC	Nil*
Hohhot Xueda Information Technology Co., Ltd.	Oct 21, 2009	PRC	Nil*
Tianjin Xueda Educational Information Consulting Co., Ltd.	Oct 26, 2009	PRC	Nil*
Beijing Xuecheng Shidai Information Technology Co., Ltd.	Oct 28, 2009	PRC	Nil*
Changsha Xuezhi Information Technology Co., Ltd.	Nov 3, 2009	PRC	Nil*
Kunming Xueda Information Technology Co., Ltd.	Nov 6, 2009	PRC	Nil*
Guangzhou Xueda Educational Technology Co., Ltd.	Nov 24, 2009	PRC	Nil*
Shenzhen Xueda Information Technology Co., Ltd.	Nov 25, 2009	PRC	Nil*
Chengdu Xueda Information Technology Co., Ltd.	Nov 30, 2009	PRC	Nil*
Jinan Xueda Education & Training School(1)	Dec 17, 2009	PRC	Nil*
Beijing Xicheng Xueda Training School(1)	Feb 1, 2010	PRC	Nil*
Dalian Shahekou Xueda Education & Training School(1)	Mar 5, 2010	PRC	Nil*
Hangzhou Xueda Education Consulting Co., Ltd.	Mar 9, 2010	PRC	Nil*
Beijing Weland International Education and Technology Corp.	Jun 1, 2012	PRC	Nil*
Guiyang Xueda Information Technology Co., Ltd.	Apr 9, 2010	PRC	Nil*
Fuzhou Gulou Xueda Education & Training School(1)	Apr 26, 2010	PRC	Nil*
Shijiazhuang Yuhua District Xueda Education & Training School(1)	Apr 26, 2010	PRC	Nil*
Beijing Dongcheng Xueda Training School(1)	May 27, 2010	PRC	Nil*
Changchun Xueda Education & Training School(1)	Jun 11, 2010	PRC	Nil*
Xi’an Xueda Education & Training School(1)	Jun 18, 2010	PRC	Nil*
Shenyang Xueda Education & Training School(1)	Aug 10, 2010	PRC	Nil*
Nanjing Xueda Education & Training School(1)	Sep 30, 2010	PRC	Nil*
Nantong Chongchuan District Xueda Education Training School(1)	Nov 19, 2010	PRC	Nil*
Xi’an Beilin District Xueda Education Training School(1)	Dec 14, 2010	PRC	Nil*
Shanghai Jinshan District Xueda Education School of Continuing Studies(1)	Dec 16, 2010	PRC	Nil*
Hefei Xueda Education Training Department(1)	Dec 27, 2010	PRC	Nil*
Beijing Chaoyang Xueda Training School(1)	Jan 25, 2011	PRC	Nil*
Xi’an Yanta Xueda Education & Training School(1)	Feb 24, 2011	PRC	Nil*

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Beijing Haidian Xueda Training School(1)	May 31, 2011	PRC	Nil*

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Group’s tutoring business has been directly operated by (and as a result all of the Group’s revenues have been generated from) the VIE and its subsidiaries and schools. The Company has consolidated the net revenues of Xueda Information and its subsidiaries and schools in its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For the years ended December 31, 2011, 2012 and 2013, $223,379, $294,047 and $347,047, or 100%, 100% and 100%, respectively, of the Company’s total net revenues were attributable to Xueda Information and its subsidiaries and schools as they conducted all of our tutoring business. As of December 31, 2012 and 2013, Xueda Information and its subsidiaries and schools accounted for an aggregate of 49% and 53%, respectively, of the Group’s consolidated total assets, and 86% and 96%, respectively, of the Group’s consolidated total liabilities. The assets not associated with the Xueda Information and its subsidiaries and schools primarily consisted of cash held by the Company, Xueda HK and Xuecheng Century. The financial information of the VIE and VIE’s subsidiaries and schools as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 were as follows:

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

	December 31,
	2012	2013

Cash and cash equivalents	61,418	56,947
Prepaid expense and other current assets	11,402	12,902
Total current assets	107,348	129,836
Total assets	154,133	175,603
Deferred revenue	133,792	133,854
Total current liabilities	132,407	142,539
Total liabilities	161,313	172,522
Total equity	(7,180)	3,081

	Years ended December 31,
	2011	2012	2013

Net revenues	223,379	294,047	347,047
Net (loss) income	(2,056)	6,282	10,089
Net cash provided by operating activities	17,355	48,370	43,003
Net cash used in investing activities	(7,095)	(37,363)	(48,532)

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

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with US GAAP.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Noncontrolling interests

Noncontrolling interests are separately presented as a component of equity in the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, term deposits and debt securities with original maturities of three months or less.

Investments

Investments consist of trading securities, held-to-maturity securities and available-for-sale securities.

Trading securities are securities that are bought and held principally for the purpose of selling them in the near term and are reported at fair value, with unrealized gains and losses recognized in earnings.

The Group’s held-to-maturity securities consist of term deposits and debt securities placed with banks. Held-to maturity securities that will mature within one year are included in short-term investment and others are included in long-term investments. Investments are classified as held-to-maturity when the Group has the positive intent and ability to hold the security to maturity, and are recorded at amortized cost.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments - continued

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

Financial instruments are primarily in the form of cash and cash equivalents, amounts due from related parties, short-term investments and long-term investments. The carrying amounts of these financial instruments except for long-term investments, approximate their fair values because of their generally short maturities. The carrying amount of long-term held-to-maturity investments approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. There is no quoted market value for the long-term available-for-sale; however, management estimates its fair value using discounted cash flow method. Fair value of such financial instruments is not necessarily representative of the amount that could be realized or settled.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any noncontrolling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as at the date of acquisition.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.

Goodwill

Goodwill is not amortized but is evaluated for impairment annually or whenever events or changes in circumstances indicate that the goodwill might be impaired following a two-step process. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill.  If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required.  If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill.  The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenues are recognized when earned and are reported net of business taxes and value added taxes.

The primary sources of the Group’s revenues are as follows:

(a)                                 Registration fees

The Group charges each new student a non-refundable registration fee ranging from $49.56 (RMB300) to $165.19 (RMB1,000) for diagnosis and designing a personalized tutoring plan for the student. The nonrefundable registration fee is amortized over the estimated average customer relationship life. The average customer relationship life is estimated based on the Group’s historical data and the estimate is subject to annual assessment or when an event or other changes indicate the estimate is no longer reasonable.

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

The Group’s PRC subsidiaries, VIE and VIE’s subsidiaries and schools are subject to business taxes and other related surcharges at a rate of 3.3% or 5.5% of gross revenues generated from its private personalized tutoring service. Business taxes are reported as a deduction to revenue when incurred and amounted to $11,723, $13,834 and $12,802 for the years ended December 31, 2011, 2012 and 2013, respectively.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of value added taxes (“VAT”) in lieu of business tax in certain areas and industries in the PRC. Starting from September 1, 2012, the VIE’s certain subsidiaries became subject to VAT at the rates of 3%, 6% or 17%, on certain service revenues which were previously subject to business tax. VAT is also reported as a deduction to revenue when incurred and amounted to $67 and $999 for the years ended December 31, 2012 and 2013.

Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. However, entities that are VAT small scale taxpayers, cannot offset their output VAT against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in either other current liabilities or other current assets on the consolidated balance sheets.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

Advertising costs are expensed as incurred.  The Group incurred advertising costs totaling $21,471, $26,448 and $29,015 for the years ended December 31, 2011, 2012 and 2013, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

Lease accounting

The Group evaluates each lease for classification as either a capital lease or an operating lease.  If substantially all of the benefits and risks of ownership have been transferred to the lessee, the Group records the lease as a capital lease at its inception. The Group performs this evaluation at the inception of the lease and when a modification is made to a lease.  If the lease agreement provides rent holidays or calls for a scheduled rent increase during the lease term, the Group recognizes the lease expense on a straight-line basis over the lease term. The difference between rent expense and rent paid is recorded as deferred rent. The term of the Group’s leases typically ranges from one to five years and some of them are subject to renewal at fair market value.

Government subsidies

The Company receives government subsidies from the local government authorities for encouraging local area development and technology development.  Government subsidies are recognized upon receipt as other operating income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. For the years ended December 31, 2011, 2012 and 2013, $357, $164 and $439 were received and recognized in other operating income, respectively.

Foreign currency translation

The functional and reporting currency of the Company and Xueda HK is US dollar.  The functional currency of the Company’s subsidiary, VIE and VIE’s subsidiaries and schools in the PRC is Renminbi (“RMB”).

Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative foreign currency translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation - continued

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

For awards with performance condition vesting provision, when achievement of the performance condition is deemed probable, the Company recognized compensation cost on a straight-line basis over the awards vesting periods.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive income

Comprehensive income includes net income, unrealized gain on available-for-sale securities and foreign currency translation adjustments. The Group presents the components of net income, the components of other comprehensive income and total comprehensive income in two separate but consecutive statements.

Net income per share

Basic net income per share attributable to Xueda Education Group ordinary shareholders is computed by dividing net income attributable to Xueda Education Group ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share attributable to Xueda Education Group ordinary shareholders reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of stock options is computed using treasury stock method.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency.  The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of $180,272 and $109,895, which were denominated in RMB, at December 31, 2012 and 2013, respectively, representing 85.1% and 93.9% of the cash and cash equivalents balances as of December 31, 2012 and 2013, respectively. The Group’s short-term investments of $26,126 and $129,619 as of December 31, 2012 and 2013, respectively, were also denominated in RMB.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, amount due from related parties and held-to-maturity securities classified as long-term investments.

Substantially all of the Group’s cash and cash equivalents, short-term investments and held-to maturity securities classified as long-term investments are held by financial institutions located within the PRC. Financial institutions in the PRC do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America. The Group’s investment policy limits its exposure to concentrations of credit risks in relation to its investments.

The Group’s amount due from related parties consists of direct loans provided to a related party located within the PRC in the amount of nil and $2,631 as of December 31, 2012 and 2013, respectively. The Group does not foresee a credit risk associated with such loans based on evaluations of the financial conditions of the related party.

Recent accounting pronouncements

In March 2013, the Financial Accounting Standards Board (“FASB”) has issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided.

For an equity method investment that is a foreign entity, the partial sale guidance still applies. As such, a pro rata portion of the cumulative translation adjustment should be released into net income upon a partial sale of such an equity method investment. However, this treatment does not apply to an equity method investment that is not a foreign entity. In those instances, the cumulative translation adjustment is released into net income only if the partial sale represents a complete or substantially complete liquidation of the foreign entity that contains the equity method investment.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

Additionally, the amendments in this pronouncement clarify that the sale of an investment in a foreign entity includes both: (1) events that result in the loss of a controlling financial interest in a foreign entity (i.e., irrespective of any retained investment); and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

The amendments in this pronouncement are effective prospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. Early adoption is permitted. If an entity elects to early adopt the amendments, it should apply them as of the beginning of the entity’s fiscal year of adoption. The Group will adopt this pronouncement on January 1, 2014 and does not expect the adoption of this pronouncement will have a significant impact on its financial condition or results of operations.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The FASB’s objective in issuing this Accounting Standards Update (“ASU”) is to eliminate diversity in practice resulting from a lack of guidance on this topic in current U.S. GAAP.

The amendments in this ASU state that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

This ASU applies to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Group will adopt this pronouncement on January 1, 2014 and does not expect the adoption of this pronouncement will have a significant impact on its consolidated financial statements.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

3.                                      ACQUISITION

In an effort to diversify its service offerings to primary and secondary school students, in June 2012, Xueda Information acquired 60% of the equity interest of Beijing Weland International Education and Technology Corp., (“Weland”) for a total cash consideration of $2,961. Weland provides services to students in the PRC for short-term overseas studies, including hosting the Model United Nations Conference. This transaction was considered a business acquisition and therefore was recorded using the acquisition method of accounting. The acquired assets and liabilities were recorded at fair value at the date of acquisition, resulting in a goodwill balance of $2,795. The net revenue and net loss of Weland in the amount of $831 and $540, respectively, have been included in the consolidated statement of operations for the year ended December 31, 2012.

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

The following summary of unaudited pro forma results of operations for the years ended December 31, 2011 and 2012 were presented with the assumption that the significant acquisitions during the year ended December 31, 2012 occurred as of January 1, 2011. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the significant acquisitions occurred as of January 1, 2011, nor are they indicative of future operating results.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

3.                                      ACQUISITION - continued

	Years ended December 31,
	2011	2012

Pro forma net revenue	227,436	296,548
Pro forma net income attributable to Xueda Education Group	4,999	2,414
Pro forma net income per ordinary share-basic	0.04	0.02
Pro forma net income per ordinary share-diluted	0.04	0.02

The Group recorded an impairment loss related to the goodwill of Weland for the year ended December 31, 2013, as set out in Note 7.

4.                                      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	December 31,
	2012	2013

Other receivable (i)	1,794	1,241
Prepaid rental expenses	6,857	7,288
Advance to suppliers	965	1,095
Prepaid advertisement expenses	513	565
Short-term deposits	461	451
Interest receivable	458	1,051
Staff advances and others	1,296	2,166
Option exercising cost receivable (ii)	567	2,785
	12,911	16,642

(i)                                     Other receivable consists of cash that had been received from students but held by the third-party online payment processing agencies. The funds are transferred to the Group shortly after payments are received by the third-party online payment processing agencies.

(ii)                                  Option exercising cost receivable is the amount paid by employees to exercise options but held by a third party service provider. The funds are transferred to the Group shortly after payments are received by the third-party service provider.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

5.                                      PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2012	2013

Buildings	5,800	5,969
Furniture, fixtures and equipment	21,603	25,296
Motor vehicles	2,146	2,334
Leasehold improvements	37,217	40,947
Less: accumulated depreciation and amortization	(26,150)	(39,720)
	40,616	34,826

Depreciation and amortization expenses for the years ended December 31, 2011, 2012 and 2013 were $8,109, $15,308 and $16,117, respectively.

6.                                      ACQUIRED INTANGIBLE ASSETS

Acquired intangible assets arose from the acquisitions of Weland in 2012 and consisted of the following:

	December 31,
	2012	2013

Trademark	408	417
Non-Compete Agreement	188	193
	596	610
Less: Accumulated amortization	(47)	(128)
Less: Accumulated impairment	—	(494)
Exchange difference	14	12

Acquired intangible assets, net	563	—

Due to the lowered earnings forecast and increased competition in the industry, in December 2013, the Group performed, with the assistance of an independent valuation expert, an impairment test of the carrying value of the Weland trademarks and non-compete agreement to determine whether any impairment existed. This assessment resulted in an impairment write-down of $494, which was included in “Impairment loss on acquired intangible assets” in the accompanying statements of operations for the year ended December 31, 2013. The fair value of acquired intangible assets is measured on a non-recurring basis, as set out in Note 9.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

7.                                      GOODWILL

The Group has two reporting units, Taiyuan Xueda Education & Training School (“Taiyuan Xueda”) and Weland, that carry goodwill. The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 were as follows:

	December 31,
	2012			2013
	Taiyuan			Taiyuan
	Xueda	Weland	Total	Xueda	Weland	Total

Gross amount
Beginning balance at January 1	863	—	863	872	2,857	3,729
Acquisition (Note 3)	—	2,795	2,795	—	—	—
Exchange difference	9	62	71	25	83	108

Ending balance at December 31	872	2,857	3,729	897	2,940	3,837

Accumulated impairment loss
Beginning balance at January 1	—	—	—	—	—	—
Charge for the year	—	—	—	—	(2,923)	(2,923)
Exchange difference	—	—	—	—	(17)	(17)

Ending balance at December 31	—	—	—	—	(2,940)	(2,940)

Goodwill, net	872	2,857	3,729	897	—	897

The Group performs its annual goodwill impairment tests on December 31 of each year. Due to the lowered earnings forecast and increased competition in the industry, a goodwill impairment loss of $2,923 related to Weland was recognized in the year ended December 31, 2013. The fair value of the reporting unit of Weland was estimated based on the discounted cash flows as set out in Note 9.

During the years ended December 31, 2011, 2012 and 2013, the Company recognized goodwill impairment losses of $nil, $nil and $2,923, respectively.

8.                                      INVESTMENTS

Cash equivalents

The Group’s cash equivalents consist of term deposits and debt securities with original maturities of less than three months.

The Group measured the cash equivalents at amortized cost. Interest income of $2,016, $4,177 and $895 were recognized in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

8.                                      INVESTMENT - continued

Short-term investments

As of December 31, 2012 and 2013, the Group’s short-term investments consist of trading securities and held-to-maturity securities with maturities of less than one year.

Trading securities

The Group measured the trading securities at fair value based on quoted market prices in an active market. Gains from the trading securities of nil, nil and $12 were recognized in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013, respectively.

Held-to-maturity securities - short-term

The Group measured the held-to-maturity securities at amortized cost. Interest income of $593, $2,074 and $5,728 were recognized in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013.

Long-term investments

The Group’s long-term investments consist of held-to-maturity securities with maturities of greater than 12 months and available-for-sale securities.

Held-to-maturity securities - long-term

The Group’s long-term held-to-maturity securities consist of debt securities placed with banks with maturities greater than one year, which are stated as amortized cost. Interest income of nil, nil and $86 were recognized in the consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013. As of December 31, 2013, the long-term held-to-maturity securities will mature in October, 2015.

Available-for-sale securities

In July 2012, the Company entered into a preferred share purchase agreement with the shareholders of Firstleap Education (“Firstleap”), a company incorporated in the Cayman Islands that provides English training program to children aged from 2 to 10 years in the PRC. The Company purchased, for a cash consideration of $4,786, 1,272,000 convertible redeemable preferred shares, which is equivalent to a 12.72% equity ownership interest in Firstleap.

On July 16, 2013, the Company contributed an additional capital of $1,632 million in Firstleap’s convertible redeemable preferred shares. Consequently, the Company’s beneficial interest in Firstleap increased form 12.72% to 16.11%. As a result of the additional investment, the Company has two seats out of six in the board of Firstleap, compared to one seat out of five previously.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

8.                                      INVESTMENT - continued

Long-term investments - continued

At any time and from time to time on or after January 1, 2017 without consummation of a qualified initial public offering of Firstleap, the Company may require Firstleap to redeem the preferred shares.

The investment is classified as available-for-sale securities and is measured at fair value as of the balance sheet date.  Unrealized holding gains and losses are excluded from earnings and are reported in other comprehensive income until realized. Unrealized holding gains of nil, $339 and $93 were reported in other comprehensive income for the years ended December 31, 2011, 2012 and 2013.

Investments as of December 31, 2012 and 2013 were as follows:

	As of December 31, 2012
		Gross un-	Gross un-	Unrealized gain in accumulated
	Amortized	recognized	recognized	other comprehensive
	cost	holding gains	holding losses	income	Fair value
Cash and cash equivalents:
Cash equivalents
Term deposits	77,784	—	—	—	77,784
	77,784	—	—	—	77,784

Short-term investments:
Held-to-maturity securities
Fixed-rate debt securities	26,126	133	—	—	26,259
	26,126	133	—	—	26,259

Long-term investments:
Available-for-sale securities
Convertible redeemable preferred shares	4,786	—	—	339	5,125
	4,786	—	—	339	5,125

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

8.                                      INVESTMENT - continued

	As of December 31, 2013
		Gross un-	Gross un-	Unrealized gain in accumulated
	Amortized	recognized	recognized	other comprehensive
	cost	holding gains	holding losses	income	Fair value
Cash and cash equivalents:
Cash equivalents
Term deposits	11,827	—	—	—	11,827
Adjustable-rate debt securities	4,326	—	—	—	4,326
	16,153	—	—	—	16,153

Short-term investments:
Trading securities
Adjustable-rate debt securities	1,553	—	—	—	1,553
Held-to-maturity securities
Fixed-rate debt securities	23,958	132	(5)	—	24,085
Adjustable-rate debt securities	33,479	11	—	—	33,490
Term deposits	70,629	—	—	—	70,629
	129,619	143	(5)	—	129,757

Long-term investments:
Held-to-maturity securities
Adjustable-rate debt securities	8,347	—	(85)	—	8,262
Available-for-sale securities
Convertible redeemable preferred shares	6,418	—	—	432	6,850
	14,765	—	(85)	432	15,112

The fair values of trading securities and available-for-sale securities as measured, and cash equivalents and held-to-maturity securities as disclosed are further discussed in Note 9.

9.                                      FAIR VALUE MEASUREMENT

Fair value disclosed or measured on a recurring basis

The fair values of the Group’s trading securities and available-for-sale securities as measured, and cash equivalents and held-to-maturity securities as disclosed are determined based on the discounted cash flow method. The following table summarizes the Group’s financial assets measured or disclosed at fair value on a recurring basis.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

9.                                      FAIR VALUE MEASUREMENT - continued

Fair value disclosed or measured on a recurring basis - continued

		Fair value disclosure or measurement at
		December 31, 2012 using
		Quoted prices in	Significant	Significant
		active markets for	other observable	unobservable
	Fair value at	identical assets	inputs	inputs
	December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Fair value disclosure
Cash and cash equivalents:
Cash equivalents
Term deposits	77,784	—	77,784	—

Short-term investments:
Held-to-maturity securities
Fixed-rate debt securities	26,259	—	26,259	—

Fair value measurement
Long-term investments:
Available-for-sale securities
Convertible redeemable preferred shares	5,125	—	—	5,125

Total assets measured at fair value	5,125	—	—	5,125

		Fair value disclosure or measurement at
		December 31, 2013 using
		Quoted prices in	Significant	Significant
		active markets for	other observable	unobservable
	Fair value at	identical assets	inputs	inputs
	December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Fair value disclosure
Cash and cash equivalents:
Cash equivalents
Term deposits	11,827	—	11,827	—
Adjustable-rate debt securities	4,326	—	4,326	—

Short-term investments:
Held-to-maturity securities
Fixed-rate debt securities	24,085	—	24,085	—
Adjustable-rate debt securities	33,490	—	33,490	—
Term deposits	70,629	—	70,629	—

Long-term investments:
Held-to-maturity securities
Adjustable-rate debt securities	8,262	—	8,262	—

Fair value measurement
Short-term investments:
Trading securities
Adjustable-rate debt securities	1,553	1,553	—	—
Long-term investments:
Available-for-sale securities
Convertible redeemable preferred shares	6,850	—	—	6,850

Total assets measured at fair value	8,403	1,553	—	6,850

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

9.                                      FAIR VALUE MEASUREMENT - continued

Fair value disclosed or measured on a recurring basis - continued

The available-for-sale securities do not have a quoted market rate. The Group adopted a discounted cash flow method under the income approach, which take into consideration a number of factors that include expected future cash flows, growth rates and discount rates from publicly traded companies in the industry and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability. The assumptions are inherently uncertain and subjective. The expected future cash flows for Firstleap were based on discrete eight years financial forecasts developed by management for planning purposes.  Cash flows beyond the forecasted period were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends and considered long-term earnings growth rates for publicly traded comparable companies. Specifically, the income approach valuations included a cash flow discount rate of 21.14%, and a terminal value growth rate of 3%.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2012 and 2013, which only contains available-for-sale securities.

	Fair Value Measurement Using
	Significant Unobservable Inputs
	(Level 3)
	2012	2013

Beginning balance	—	5,125
Total unrealized gains included in other comprehensive income	339	93
Purchase	4,786	1,632

Ending balance	5,125	6,850

Fair value measured on a non-recurring basis

The Group measured the fair value of acquired intangible assets of Weland using “relief from royalty” or “with or without” valuation methods. These acquired intangible assets are considered Level 3 assets because the Group used unobservable inputs, such as royalty rate, forecast financial performance of the acquired business and discount rates, to determine the fair value of these acquired assets. The Group has recognized impairment loss of $359 and $135 related to trademark and non-compete agreement, respectively, for the year ended December 31, 2013, as set out in Note 6.

The Group measured the fair value of goodwill using the income approach valuation methodology, based on which to recognize the impairment loss for the Weland reporting unit in 2013 as set out in Note 7. The goodwill is considered as Level 3 assets because the Group used unobservable inputs, such as five-year earnings forecast, weighted average cost of capital (“WACC”) and lack of marketability discount (“LoMD”), to determine the fair value of the goodwill. The WACC and LoMD used in the fair value measurement for the Weland reporting unit were 21% and 30%, respectively.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

10.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2012	2013

Accrued employee payroll and welfare benefits	14,459	22,027
Payable for purchase of property and equipment	2,393	1,888
Accrued rental expenses	3,344	3,442
Business taxes and other tax payable	1,970	2,414
Individual income taxes withheld	513	579
Payable to other service providers and suppliers	1,400	3,531
Other	1,078	1,394
	25,157	35,275

11.                               INCOME TAXES

The current and deferred components of income tax expenses (benefits) were as follows:

	Years ended December 31,
	2011	2012	2013

Current	4,562	3,179	8,302
Deferred	(2,078)	(2,303)	(820)

Total income tax expenses	2,484	876	7,482

The Company is a tax-exempt entity incorporated in the Cayman Islands.

Xueda HK located in Hong Kong and is subject to an income tax rate of 16.5%. Xueda HK did not record any income tax expense during the years ended December 31, 2011, 2012 and 2013 because Xueda HK is an investment holding company with no substantive business operations in Hong Kong.

Xueda Information and its subsidiaries and schools, which were incorporated in the PRC (“PRC subsidiaries”), are subject to PRC Enterprise Income Tax (EIT), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008. Xuecheng Century was certified as a “software enterprise” and was exempt from income taxes in 2010 and 2011, followed by a 12.5% of income tax rate for 2012, 2013, and 2014.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

11.                               INCOME TAXES - continued

The principal components of deferred income taxes were as follows:

	December 31,
	2012	2013
Current deferred tax assets
Deferred income-current	104	104
Accrued expenses (i)	4,420	6,671
Less: valuation allowance	(189)	(636)

Net current deferred tax assets	4,335	6,139

Noncurrent deferred tax assets
Deferred income-noncurrent	182	78
Net operating loss carry forwards	3,816	4,025
Less: valuation allowance	(1,413)	(2,643)

Net noncurrent deferred tax assets	2,585	1,460

Noncurrent deferred tax liabilities
Acquired intangible assets	(141)	—

Net non-current deferred tax liabilities	(141)	—

(i)                                     Accrued expenses deferred tax assets relate to accrued advertising, payroll and welfare expenses. According to the EIT law, accrued payments related to certain employee expenses, including employee payroll and certain welfare expenses, are not deductible for tax until the actual payments occur. The EIT law also limits the amount of advertising expenses deductible for any period to no more than 15% of gross revenue of such period and permits the amount of the advertising expense in excess of such 15% limit to be carried forward to future periods.

The net operating loss carry forwards for Xueda Information and its subsidiaries and schools was $16,100 as of December 31, 2013 and will expire on various dates through 2018. The valuation allowances as of December 31, 2012 and 2013 were primarily related to net operating losses generated by certain subsidiaries and schools of Xueda Information because the Group believes that it is more likely than not that the related deferred tax assets will not be utilized in the future.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

11.                               INCOME TAXES - continued

Reconciliation between total income tax expenses and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2011	2012	2013

Expected income tax expenses at PRC EIT statutory rate of 25%	1,819	656	5,594
Effect of preferential tax rate and tax holiday	(760)	745	(601)
Effect on tax rates in different tax jurisdictions (i)	(1,052)	(228)	6
Tax effect of expenses that are not deductible in determining taxable profit (ii)	809	226	806
Changes in valuation allowance	1,668	(523)	1,677

Total income tax expenses	2,484	876	7,482

(i)                                     Effect on tax rates in different tax jurisdictions relates to the interest income and exchange gains generated by the Company and Xueda HK from its RMB-denominated deposits, which are exempted in Cayman Islands, and not subject to Hong Kong income taxes in accordance with the Hong Kong Inland Revenue Ordinance as Xueda HK is an investment holding company with no substantive business operations in Hong Kong.

(ii)                                  Expenses not deductible for tax purposes include impairment losses, entertainment expenses, employees’ training expenses that are not deductible in the computation of net income before income taxes.

If the tax holidays granted to Xuecheng Century were not available, income tax provision and earnings per share amounts would be as follows:

	Years ended December 31,
	2011	2012	2013

Increase (decrease) in income tax expense	760	(745)	601
(Reduction) Increase in net income per share-basic	(0.01)	0.01	(0.00)
(Reduction) Increase in net income per share-diluted	(0.01)	0.01	(0.00)

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2011, 2012 and 2013. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2013.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned by PRC subsidiary after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC.  Aggregated undistributed earnings of the Company’s subsidiaries and variable interest entity located in the PRC that are available for distribution was $4,612 as of December 31, 2013. The Company did not record any tax on any of the aforementioned undistributed earnings because the relevant subsidiaries do not intend to declare dividends and the Company intends to permanently reinvest it within the PRC.

12.                               ORDINARY SHARES

In 2011 and 2013, the Company issued 1,300,000 and 3,427,854 ordinary shares, respectively, to its depositary bank for future exercise of share options and vesting of nonvested shares, which are not considered as outstanding shares until they are delivered to the employees upon exercise of vested stock options or vesting of nonvested shares. Out of these 4,727,854 shares issued to its depositary bank, 3,460,998 and 1,187,376 shares had been issued to the employees upon exercise of their share options and vesting of nonvested shares as of December 31, 2013, respectively. 79,480 shares remain available for future option exercise or nonvested shares vesting, which were not considered as outstanding shares as of December 31, 2013, and therefore were excluded from the computation of earnings per share.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

12.                               ORDINARY SHARES - continued

In September 2011, the board of directors approved a shares repurchase program to repurchase up to $30,000 of its outstanding ADSs (“ADSs” refers to the Company’s American depositary shares, each of which represents two ordinary shares).  The Company engaged an independent investment bank to act as a broker-dealer in connection with such repurchases. 5,210,168 and 4,155,864 ordinary shares were repurchased from existing shareholders at an average price of $1.70 and $1.75 per share for the years ended December 31, 2011 and 2012, respectively. No ordinary share was repurchased during the year ended December 31, 2013. The repurchased shares were accounted for as treasury stock and recorded at an aggregate cost of $16,124.

13.                               NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended December 31,
	2011	2012	2013

Net income-basic (numerator):
Net income attributable to Xueda Education Group ordinary shareholders	4,790	1,965	16,151

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net income per share-basic	137,745,176	131,316,004	131,681,540
Effect of dilutive securities:
Plus incremental weighted average ordinary shares from assumed conversions of stock options and nonvested shares using the treasury stock method	4,523,737	460,203	2,785,328
Weighted average ordinary shares outstanding used in computing diluted net income per share-diluted	142,268,913	131,776,207	134,466,868
Net income per ordinary share-basic	0.03	0.01	0.12
Net income per ordinary share-diluted	0.03	0.01	0.12

As of December 31, 2012 and 2013, 356,219 and 414,233 options, 1,248,944 and 105,533 nonvested shares were excluded in computation of diluted net income per share, respectively, because their effects were anti-dilutive. There were no anti-dilutive options and nonvested shares as of December 31, 2011.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

In December 2010 and May 2013, the Company revised the Stock Incentive plan. According to Amended and Restated 2009 Equity Incentive Plan, the share limit shall initially be 11,146,151 and shall automatically increase on January 1 of each calendar year during the term of this plan, commencing with January 1, 2011, by an amount equal to (i) 1% of the total number of shares issued and outstanding on December 31 of the immediately preceding calendar year and (ii) such number of shares as may be established by the Board of Directors or the Compensation Committee.  Moreover, the option price per share shall be determined by the Compensation Committee, but shall not be less than, (i) with respect to options granted to individuals subject to taxation in the United States, 100% of the fair market value of a share, and (ii) with respect to all other options, 85% of the fair market value of a share, in each case, on the date an option is granted. The share limit was 18,168,270 and 1,381,732 shares were available for future grant as of December 31, 2013.

Stock options

In February 2012, concurrent with an officer’s resignation in February 2012, 417,979 of his shares options, which would have been forfeited upon his resignation, were modified to vest on March 15, 2012 and became exercisable within six months of his resignation. The incremental share-based compensation expenses of $339 as of the modification date were recognized immediately.

On August 22, 2012, the Company granted 2,089,904 share options to an employee with an exercise price of $1.65 per share, for which 50% of the share options vest on May 22, 2013 and 2014, respectively.

On December 18, 2012, the Company granted 655,902 share options to another employee with an exercise price of $1.26 per Share. 1/8 of the share options vested on May 22, 2013, and 1/8 of the share options vest every six months thereafter over next 3.5 years.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

14.                               SHARE-BASED COMPENSATION - continued

Stock options - continued

A summary of the share option activities is as follows:

	Outstanding options
		Weighted	Weighted average	Weighted average	Aggregate
	Number of	average	grant-date	remaining contractual	intrinsic
	options	exercise price	fair value	Term (Years)	value
Options outstanding at January 1, 2011	10,309,062	$1.28	$1.24
Exercised	(336,114)	$0.99	$1.24
Forfeited	(422,296)	$0.99	$1.24

Options outstanding at December 31, 2011	9,550,652	$1.31	$1.24
Granted	2,745,806	$1.55	$0.66
Exercised	(679,402)	$0.99	$1.24
Forfeited	(4,341,736)	$1.68	$1.24

Options outstanding at December 31, 2012	7,275,320	$1.20	$1.02
Exercised	(2,445,482)	$1.01	$1.21
Forfeited	(259,458)	$0.99	$1.24

Options outstanding at December 31, 2013	4,570,380	$1.32	$0.91	7.50	$7,982

Options vested and expected to vest as of December 31, 2013	4,375,550	$1.33	$0.90	7.56	$7,578
Option exercisable as of December 31, 2013	2,058,908	$1.32	$0.94	7.31	$3,588

The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 were $1,080, $345 and $2,763, respectively.

The Company recorded share-based compensation expenses of $3,242, $1,752 and $1,900 for the years ended December 31, 2011, 2012 and 2013, respectively.  As of December 31, 2013, there was $755 of share-based compensation related to stock options that is expected to be recognized over a weighted average period of 0.8 years.

During the three years ended December 31, 2013, only two batches of options were granted in 2012. The fair value of options granted was estimated on the date of grant using the binomial option pricing model with the following assumptions:

Years ended
December 31, 2012
Weighted average expected volatility	57.9%
Weighted average risk-free interest rate	1.8%
Weighted average expected dividend yield	0%
Weighted average fair value of the underlying ordinary shares	$1.21 per share
Weighted average exercise multiple	2.8 times

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

(2)                                 Risk-free interest rate

Risk-free interest rate was estimated based on the yield of treasury bonds of the United States with a maturity period similar to the contractual term of the options.

(3)                                 Dividend yield

The dividend yield was estimated by the Company based on its expected dividend policy over the contractual term of the options.

(4)                                 Fair value of underlying ordinary shares

The closing market price of the ordinary shares of the Company as of the grant date was used as the fair value of the ordinary shares on that date.

(5)                                 Exercise multiple

Exercise multiple represents the value of the underlying share or stock price as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

14.                               SHARE-BASED COMPENSATION - continued

Nonvested shares

In the years ended December 31, 2011, 2012 and 2013, the Company granted 1,974,368, 1,888,313 and 6,001,339 nonvested shares to employees and consultants, respectively. Nonvested shares vest over a period ranged from one to four years. Out of the nonvested shares granted, the vesting of 6,000,000 shares is subject to certain performance conditions such as target revenue and earnings before interest expenses and income taxes.

The grant-date fair value of nonvested shares was determined based on the closing price of the Company’s ADSs on New York Stock Exchange on such dates.

A summary of the nonvested shares activity is as follows:

	Number of	Weighted average	Aggregate
	Nonvested	grant-date	intrinsic
	shares outstanding	fair value	value

Nonvested shares outstanding at January 1, 2011	—	—
Granted	1,974,368	4.24
Forfeited	(435,700)	4.47
Vested	(51,250)	4.84

Nonvested shares outstanding at December 31, 2011	1,487,418	4.15
Granted	1,888,313	1.32
Forfeited	(275,303)	4.30
Vested	(348,062)	4.16

Nonvested shares outstanding at December 31, 2012	2,752,366	2.19
Granted	6,001,339	1.69
Forfeited	(397,857)	3.07
Vested	(788,064)	2.15

Nonvested shares outstanding at December 31, 2013	7,567,784	1.69	$23,195

Nonvested shares vested and expected to vest at December 31, 2013	7,099,086	1.68	$21,759

The total fair value of shares vested during the year ended December 31, 2011, 2012 and 2013 was $248, $1,448 and $1,315, respectively.  The Company recorded share-based compensation expenses of $867, $1,414 and $3,482 for the years ended December 31, 2011, 2012 and 2013, respectively.  As of December 31, 2013, there was $9,030 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 2.4 years.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

15.                               MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $18,435, $24,214 and $26,609 for the years ended December 31, 2011, 2012 and 2013, respectively.

16.                               COMMITMENTS

The Group leases offices under non-cancelable operating leases agreements.  Rent expenses under operating leases for the years ended December 31, 2011, 2012 and 2013 were $28,927, $40,490, and $42,429, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,
2014	36,271
2015	29,755
2016	21,333
2017	12,578
2018 and thereafter	17,925
117,862

17.                               RELATED PARTY TRANSACTIONS

The details of related party balances as of December 31, 2012 and 2013 and transactions for the years ended December 31, 2011, 2012 and 2013 are as follows:

(1) Amounts due from related party

	Amounts due from
	related party
	December 31,
	2012	2013

Amounts due from Beijing Lebai Education Consulting Co., Ltd. (“Lebai”) (i)	1,592	2,631

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(In thousands of U.S. dollars, except for shares and per share data)

17.                               RELATED PARTY TRANSACTIONS - continued

(i)                                     As of December 31, 2013, the Company had an aggregate 16.11% equity interest in Firstleap Education and Jin Xin, the Chief Executive Officer of the Company and Chirstine Lu-Wong, the Chief Financial Officer of the Company are appointed the board members of Firstleap.

In November 2012, Xueda Information signed a three-party loan agreement with Lebai, an affiliate of Firstleap, and Bank of Beijing whereby the Company loaned RMB10 million (equivalent to $1,592) to Lebai through Bank of Beijing for a period from November 18, 2012 to May 28, 2013 at an annual interest rate of 10%. This loan was fully repaid in 2013.

In December 2013, Xuecheng Century provided two unsecured loans to Lebai, in a total amount of RMB16 million (equivalent to $2,631) , to support Lebai’s business operations. Such loans are for a period from December 2013 to April 2014 and bear an interest rate of 4% per annum.

(2) Transactions with related party

	Years ended December 31,
	2011	2012	2013

Advertising services provided by Beijing 58 Information and Technology Co., Ltd. (“Beijing 58”) (ii)	493	141	101
Advertising services provided by Beijing Chengshi Wanglin Information and Technology Co., Ltd. (“Chengshi Wanglin”) (ii)	—	153	11
Total	493	294	112

Rental income generated from Lebai	—	99	159
Tutoring related services income generated from Lebai	—	—	117
Total	—	99	276

(ii)                                  Yao Jinbo, a beneficial owner of the Group, is also the chairman and shareholder of Beijing 58 and Chengshi Wanglin. Beijing 58 and Chengshi Wanglin provided advertisement services to the Group. There was no unsettled balance as of December 31, 2012 and 2013.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company’s subsidiaries, the VIE and the VIE’s subsidiaries contributed $108, $370 and $1,114 to the general reserve during the years ended December 31, 2011, 2012 and 2013, respectively.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment.  For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. The Group’s private schools made appropriation to the reserve of $913, $114 and $810 for the years ended December 31, 2011, 2012 and 2013, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

19.                               RESTRICTED NET ASSETS

Under the PRC laws and regulations, distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, and the PRC entities are restricted from transferring a portion of their net assets to the Company.  Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC entities. The balance of restricted net assets was $34,114 as of December 31, 2013.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The Group’s net revenues for the years ended December 31, 2011, 2012 and 2013 were all generated from the services provided in the PRC.  The Group’s long-lived assets as of December 31, 2012 and 2013 were all located in the PRC.

21.                               SUBSEQUENT EVENTS

(1)                                 On February 27, 2014, the Group declared a cash dividend in the amount of $0.16 per ADS. The cash dividend will be paid out of additional paid-in capital on April 15, 2014 to shareholders of record at the closure of business on March 28, 2014. The aggregate amount of cash dividends to be paid is approximately $11,000.

(2)                                 On March 25, 2014, the Company announced that the Company and some members of its senior management have jointly offered to repurchase or purchase 12 million unregistered ordinary shares of the Company from a co-founder and certain pre-IPO investors, including 2 million unregistered ordinary shares (equivalent to 1 million ADSs) from Mr. Jinbo Yao, co-founder of the Company, and 4 million and 6 million unregistered ordinary shares, respectively (equivalent to 2 million and 3 million ADSs, respectively), from CDH Xueda Limited and Warburg Pincus, LLC, the Company’s pre-IPO venture capital investors.

The privately negotiated aggregate price for the repurchase and purchases was approximately $31,100. The Company’s Board of Directors has approved to fund approximately $28,200 from the Company’s available working capital to repurchase approximately 10.9 million ordinary shares (equivalent to 5.4 million ADSs), which the Company intended to retire from its outstanding shares. Concurrently, certain members of the Company’s senior management will use their personal funds of approximately $2,900 to purchase approximately 1.1 million ordinary shares (equivalent to 555,000 ADSs).