Form 20-F
period 2014-12-31
Xueda Education Group
filed 2015-03-31
CIK 1499619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

124,655,742 Ordinary Shares

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “we,” “us,” “our company” and “our” refer to Xueda Education Group and its subsidiaries, and in the context of describing our operations and consolidated financial data, also to our VIE, its subsidiaries and schools;

•                  “VIE” refers to Beijing Xueda Information Technology Co., Ltd., or Xueda Information, our variable interest entity, which is a domestic PRC company in which we do not have any equity interest but whose historical financial results have been consolidated in our financial statements in accordance with U.S. GAAP;

•                  “PRC subsidiaries” refers to Xuecheng Century (Beijing) Information Technology Co., Ltd., or Xuecheng Century, and Tianjin Xueda Education Technology Co., Ltd., or Tianjin Xueda, each of which a wholly-owned foreign-invested enterprise; and in the context of this annual report, the term of “PRC subsidiary” specifically refers to Xuecheng Century, which has established the contractual arrangements with VIE;

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 and as of December 31, 2013 and 2014.

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

ii

•                  our goals and strategies;

•                  our prospects, business development, growth of our operations, financial condition and results of operations;

•                  expected changes in our revenue and certain cost and expense items;

•                  our ability to expand our service network, attract more students, increase fees for services and improve existing or offer new services;

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

iii

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.KEY INFORMATION

A.                                    Selected Financial Data.

The following selected consolidated balance sheet data as of December 31, 2013 and 2014 and the selected consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected balance sheet data as of December 31, 2010, 2011 and 2012 and the following selected statement of operations data for the years ended December 31, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report.

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

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of $, except share and per share numbers)
Consolidated Statement of Operations Data:
Net revenues	154,144	221,738	293,157	347,047	338,314
Cost of revenues(1)	(103,504)	(156,222)	(219,655)	(239,948)	(254,612)
Gross profit	50,640	65,516	73,502	107,099	83,702
Operating expenses:
General and administrative expenses(1)	(23,790)	(36,425)	(46,427)	(52,716)	(60,042)
Selling and marketing expenses(1)	(16,179)	(25,940)	(31,336)	(36,308)	(36,216)
Impairment loss on goodwill	—	—	—	(2,923)	—
Impairment loss on acquired intangible assets	—	—	—	(494)	—
Total operating expenses	(39,969)	(62,365)	(77,763)	(92,411)	(96,258)
Government subsidies	26	357	164	439	362
Other income	76	—	—	—	—
Income (loss) from operations	10,773	3,508	(4,097)	15,097	(12,194)
Interest income	510	3,766	6,722	7,279	6,203
Income (loss) before income tax expense and loss in equity method investment	11,283	7,274	2,625	22,376	(5,991)
Income tax expenses
Current	(3,455)	(4,562)	(3,179)	(8,302)	(3,740)
Deferred	2,465	2,078	2,303	820	(392)
Total income tax expenses	(990)	(2,484)	(876)	(7,482)	(4,132)
Income (loss) after income tax expenses before loss in equity method investment	10,293	4,790	1,749	14,894	(10,123)
Loss in equity method investment	—	—	—	—	(107)
Net loss attributable to the noncontrolling interests, net of taxes	—	—	216	1,257	208
Net income (loss) attributable to Xueda Education Group’s ordinary shareholders	9,773	4,790	1,965	16,151	(10,022)

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of $, except share and per share numbers)
Net income (loss) per ordinary share:
Basic	0.09	0.03	0.01	0.12	(0.08)
Diluted	0.09	0.03	0.01	0.12	(0.08)
Net income (loss) per ADS:
Basic	0.18	0.07	0.03	0.25	(0.16)
Diluted	0.18	0.07	0.03	0.24	(0.16)
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic	80,407,581	137,745,176	131,316,004	131,681,540	126,567,703
Diluted	82,776,366	142,268,913	131,776,207	134,466,868	126,567,703

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands of $)
Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	211,370	217,746	211,944	117,063	113,825
Short-term investments	21,212	7,944	26,126	129,619	94,721
Prepaid expenses and other current assets	8,398	18,645	12,911	16,642	14,813
Total current assets	242,910	247,996	256,908	272,094	229,654
Total assets	263,182	289,835	316,265	331,618	278,949
Current liabilities:
Deferred revenue — current	61,161	79,095	105,027	103,871	102,461
Total current liabilities	77,470	105,246	157,525	148,876	144,548
Deferred revenue — non-current	25,020	22,309	28,765	29,983	23,687
Total liabilities	102,490	128,484	187,038	179,119	168,235
Net assets	160,692	161,351	129,227	152,499	110,714
Noncontrolling interests	—	—	1,363	112	(79)
Total Xueda Education Group shareholders’ equity	160,692	161,351	127,864	152,387	110,793

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
Selected Operating Data:
Number of learning centers (at period end)	207	295	383	408	467
Effective student count (2) (4)	38,217	45,632	58116	60,143	64,570
Average net revenue per student (in $) (3) (4)	4,362	4,718	5,037	5,306	4,892

(1)         Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of $)
Cost of revenues	3	6	5	10	37
General and administrative expenses	1,895	4,092	3,156	5,368	6,151
Selling and marketing expenses	6	11	5	4	10
Total share-based compensation expenses	1,904	4,109	3,166	5,382	6,198

(2)         Effective student count is defined as the number of students who (i) had effective contracts with amounts of at least RMB200 per contract as of the last day of the relevant period and (ii) had attended at least one tutoring session within the 180 days before the last day of the relevant period.

(3)   Average net, revenue per student is calculated by dividing net revenues by effective student count during the period.

(4)         The measure was adopted in 2014 since we adjusted the key performance measures used in the review of our business operation in 2014.  Data for the years ended December 31 2012 and 2013 were calculated on a retrospective basis in 2014 for comparison purposes only.

Exchange Rate Information

For your convenience, this annual report also contains translations of certain amounts in RMB into U.S. dollars at the rate of RMB6.2046 to $1.00, the noon buying rate for December 31, 2014, as set forth in the H.10 statistical release of the Federal Reserve Board.

We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 27, 2015, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2145 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	Period End	Average(1)	Low	High
2010	6.6000	6.7671	6.6000	6.8330
2011	6.2939	6.4630	6.2939	6.6364
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
September	6.1380	6.1382	6.1266	6.1495
October	6.1124	6.1251	6.1107	6.1385
November	6.1429	6.1249	6.1117	6.1429
December	6.2046	6.1886	6.1490	6.2256
2015
January	6.2495	6.2181	6.1870	6.2535
February	6.2695	6.2518	6.2399	6.2695
March (through March 27, 2015)	6.2145	6.2422	6.1955	6.2741

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

The success of our business largely depends on our ability to attract new students and retain existing students as well as the amount of fees our students are willing to pay, which in turn depends on a variety of factors. These factors include our ability to refine our personalized service model, improve our services, develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our service quality, effectively market our programs to a broader base of prospective students and respond to competitive pressures. If we are unable to continue to attract students to enroll in our programs or retain existing students without a significant decrease in fees for services or a significant increase in selling and marketing expenses, our net revenue may decline and we may not be able to maintain profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

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

Historically, the attrition rates for our service professionals were 24.8%, 23.6% and 21.8% for 2012, 2013 and 2014, respectively. The attrition of our service professionals has generally resulted from our performance-driven salary structure that comprises of variable components, career development prospects perceived by our service professionals and our stringent performance evaluation process and is affected by seasonality associated with the academic calendar.

Under our service model, education consultants are the first group of service professionals with direct contact with prospective students. Our education consultants provide preliminary consultation and assessment of the students and help the students form a customized study plan. As such, education consultants are instrumental in both recruiting and retaining the students. Before the change to their compensation structure in the first half of 2011, our education consultants were paid immediately when students signed the service contracts and the fees for services were collected. Under the changed compensation structure, a significant portion of our education consultants’ compensation would be paid on a continuous basis and as the services are delivered. Our goal was to require the education consultants to make more efforts retaining their students, improve customer service and foster sustainable growth.

The employment agreements we have entered into with all of our employees (including education consultants) contain non-competition provisions. Under the PRC law, to fully enforce a non-competition agreement, the employer must pay reasonable compensation to the terminated employee on a monthly basis throughout the non-competition period. Given the large number of education consultants and the small number of prospective students each education consultant can influence, we typically do not decide to enforce the non-competition provision against resigned education consultants and do not normally pay them the monthly non-competition compensation. We believe that our decision not to enforce the non-competition provisions against the resigned education consultants did not significantly affect our student retention, as the refund rate, defined as the percentage of refunded amounts in a period out of the total amount of fees collected in such period, was 7.9% in 2012, 8.6% in 2013 and 8.7% in 2014, respectively.

We have taken the following measures to try to reverse the slowdown in the retention for our service professionals since 2012: (1) adopting a set of guidelines and autonomy framework for our local operations, which provides our regional management team with more flexibility in structuring the compensation of education consultants to better align with local market conditions; (2) vigorously recruiting new education consultants and (3) enhancing the training programs for our education consultants, with an emphasis on helping young education consultants advance in their career path and encouraging senior education consultants to be more proactive. As a general initiative, we also try to help our service professionals adapt to our business culture and enhance their internal career development opportunities in order to maintain a healthy level of attrition. In 2013, we continued to improve our employee incentive systems by enhancing training programs and improving recruitment quality. We also established an employee appeal system in order to facilitate efficient internal communication. As a result, the attrition rate for our service professionals decreased to 24.8% in 2012 and further decreased to 23.6% in 2013. In 2014, the attrition rate for service professionals further decreased to 21.8%. However, we cannot assure you that the programs we have developed or may adopt to retain our service professionals (including the education consultants) will continue to be effective in allowing us to maintain our target service professional attrition levels. If we are unable to retain qualified service professionals and reduce their attrition rate without incurring significant retention expenses, our business, results of operations and financial condition may be materially and adversely affected.

A small portion of our tutoring courses are delivered by instructors who are teachers at public schools and work at our learning centers on a contractual basis. The practice of paid tutoring by teachers of public schools has received increased regulatory scrutiny in recent years. Some provinces and municipalities where we have substantial business operations, such as Beijing, Tianjin, Jiangsu, Hunan, Guangdong, Anhui, Zhejiang, Hebei, Shaanxi and Gansu have promulgated local regulations prohibiting public school teachers from providing paid tutoring services. Similar regulations may be adopted in more provinces and municipalities where we have substantial business operations or plan to expand our service network. From 2012 to 2014, only a very small percentage of our total services were delivered by contract instructors who are teachers at public schools. If these instructors choose to, or are forced to, discontinue their employment relationship with us to comply with the relevant local regulations, we may need to seek new instructors to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all. In addition, we may experience a reduced supply of instructors in those provinces and municipalities, which may further increase the strain on and difficulty of our recruiting efforts. Furthermore, while none of the existing local regulations currently imposes any penalty on service providers like us for hiring full-time public school teachers, we cannot assure you that these regulations will not be amended, or that new regulations will not be adopted, to impose such penalties in the future.

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

We incurred net losses attributable to our company of $12.5 million and $1.6 million in 2008 and 2009, respectively. While we recorded net income attributable to our company in 2010 to 2013, we incurred net losses attributable to our company of $10.0 million in 2014. Our accumulated shareholders’ deficit was $3.8 million as of December 31, 2014. As we expect our costs to increase as we continue to expand our business and operations, we may continue to incur losses in the future. We cannot assure you that we will be able to achieve or maintain profitability in the future.

We may not be able to manage our business expansion and increasingly complicated operations effectively, which could harm our business.

We have expanded rapidly in recent years and plan to continue expanding our operations primarily through organic growth. The number of our learning centers increased from 108 as of December 31, 2008 to 467 as of December 31, 2014, and is expected to continue to grow. Furthermore, we launched eXueda in 2014 which is a cloud-based personalized tutoring support system encompassing diagnostic assessment and comprehensive interactive curriculum. We believe eXueda is the most advanced, cloud-based tutoring service delivery platform in the market and it will become the catalyst that allows us to provide the best tutoring results to our students. These expansions have resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. To manage the expected growth of our operations, we need to expand our existing operational, administrative, technological and financial systems, procedures and controls as well as expand, train and manage our employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned expansion of and upgrade in personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate any entities we may acquire or any strategic alliances we may form into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities and to manage our existing operations, which in turn may have a material adverse effect on our financial condition and results of operations.

In addition, we intend to form strategic alliances and make selective complementary acquisitions and investments to help drive future growth. For example, in June 2012, Xueda Information acquired a 60% equity interest in Beijing Weland International Education and Technology Corp., or Weland, for a consideration of RMB18.9 million. Weland is a company incorporated in China and organizes Chinese students to attend various model United Nations conferences and the relevant training in the United States and China. However, as a result of the increasingly competitive environment in the short-term overseas studies industry, Weland’s estimated growth rates and profit margins for future periods were expected to be lower than that of prior years’ forecast. Accordingly, we recognized a goodwill impairment loss of $2,923 in the year ended December 31, 2013. Furthermore, in August 2012 and July 2013, we purchased, for a consideration of $4.8 million and $1.6 million, respectively, voting interests in the aggregate of 16.11% in Firstleap Education, a company incorporated in the Cayman Islands that provides English tutoring services to two- to ten-year-old children in China. Our interest in Firstleap Education was diluted to 14.33% in October 2014 due to the introduction of a new investor. We expect this investment in the long term to expand our service offerings, strengthen our position in the Chinese private tutoring sector and diversify our revenue streams. In July 2014, we acquired 25% of the equity interest in Imagination Education (Beijing) Technology Co., Ltd., or Imagination, a company incorporated in China in 2009 that provides SAT tutoring services to high school students who are prepared to study abroad, mainly in universities in the United States, for a consideration of RMB10 million.

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

The establishment of each new learning center involves an upfront investment in development of the facilities, hiring of service professionals, and incurs selling, marketing, administrative and other operating expenses. Our revenue and profitability depend on, among other things, the number of students we can attract to our new learning centers, the type and volume of service they purchased, the amount of lump sum payment deposit, and the cost savings we may be able to achieve by sharing administration, procurement and other resources among the various learning centers. If the new learning centers are unable to generate sufficient revenue to offset the development and operating costs, or if we are unable to effectively achieve resource sharing among the learning centers to reduce costs, our results of operations will be adversely affected.

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

As a result, as of December 31, 2014, we had a total of 467 learning centers established and operated by our VIE’s subsidiaries or private schools, and 553 leases for these learning centers, representing all properties leased by our VIE, its subsidiaries and schools for the tutoring services we provide. Among these leases, 123 will expire by December 31, 2015 and 43 do not contain a priority renewal provision which provides the lessee with the right of first refusal to renew the lease on the terms and conditions offered by the lessor for renewal upon the expiration of the lease. At the end of the lease term, we may need to negotiate for a new lease or an extension of the existing lease and may be forced to find a new lease location, which could involve substantial rent increases and leasehold improvement costs. In addition, we compete with numerous other businesses for sites in a highly competitive market, and some landlords and developers may exclusively grant locations to our competitors. As a result, we may not be able to obtain new leases or renew existing ones on acceptable terms or at all, which could adversely affect our business, results of operations and financial condition.

Certain of our leases may subject us to government penalties or may be challenged by property owners or other third parties.

Some of the premises of our learning centers are located on land owned by villages and rural organizations, or collectively-owned land, which is not permitted to be leased for a non-agricultural use under PRC law. Certain other of our leased properties are located on land the use of which is restricted and not permitted for our current use. As of December 31, 2014, we operated a total of 467 learning centers. As of December 31, 2014, a total of approximately 10,135 square meters of our leased properties for these learning centers, representing 3.52% of the total size of our learning center leases, were located on land that cannot be used for our current purpose. Our lease of properties located on such land may subject us to government penalties at a rate we believe, based on our review of the applicable regulations, up to RMB30 ($4.86) per square meter, or up to RMB304,050 ($49,343) in total. As of the date of this annual report, we have not been subject to any penalty for leasing properties built on such land.

In addition, some lessors of premises we lease for the operation of learning centers have not provided us with evidence of their valid and enforceable building ownership or evidence of their rights or authority to lease or sub-lease such properties. As of December 31, 2014, leases for properties with such lease right deficiencies amounted to approximately 31,659 square meters, representing approximately 11.0% of the total size of all of our learning center leases.

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

In response to competition, we may have to reduce fees for services or increase spending in order to retain or attract students or to pursue new market opportunities. We may also have to incur additional recruiting, compensation and retention expenses in order to attract and retain service professionals and management personnel. We cannot assure you that we will be able to compete successfully against current and future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures in a timely and effective manner, we may lose market share, and our results of operations and financial condition may be materially and adversely affected.

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

In 2012, 2013 and 2014, the attrition rates of our senior management team were approximately 13%, 3% and 14%, respectively, and the attrition rates of our local management team were approximately 14%, 14% and 17%, respectively, over the same period. In addition, although the employment agreement we enter into with each of our employees contains confidentiality and non-competition provisions and we pay the required compensation to resigned senior management team members in consideration for the non-competition provisions, if any resigned member of our senior management team or any resigned key member of our local management teams breaches such obligations and joins a competitor or forms a competing company, we may lose students, instructors, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense, and the pool of qualified candidates is very limited. We may not be able to retain the services of our senior management team or key members of our local management teams, or attract and retain high-quality senior management team or key members of local management teams in the future, which could have a material adverse effect on our business and results of operations.

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

There have been continuous changes in the focus of the subjects and questions tested in high school and college entrance exams in China and the format of the tests and the manner in which the tests are administered. These changes require us to continually update and enhance our curriculum, test preparation materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in fees for services. Further, we understand the Chinese Ministry of Education, or the MOE, has been discussing reforms of the curriculum of primary and secondary schools. Therefore, school curriculum will likely undergo changes, and our tutoring programs and materials will need to be adapted for such changes. Failure to respond in a timely manner to such changes will adversely impact the marketability of our services.

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

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the SOX. As required by Section 404 of the SOX and related rules as promulgated by the Securities and Exchange Commission, or the SEC, we are required to include a report of management on the effectiveness of our internal control over financial reporting in our annual report. Under such rules, our independent registered public accounting firm is required to attest to the effectiveness of our internal controls over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2014, and our independent registered public accounting firm also attested to the effectiveness of our internal control over financial reporting. However, we cannot assure you that we will maintain effective internal control over financial reporting on an ongoing basis. As effective internal control over financial reporting is necessary for us to produce reliable financial reports, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the SOX and other requirements going forward.

We may not be able to adequately protect our intellectual property, and our current or future competitors may independently develop intellectual property similar to ours, which could cause us to be less competitive.

Our trademarks, trade names, copyrights, trade secrets and other intellectual property rights are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secret laws and confidentiality agreements with our employees and others to protect our intellectual property rights. One of our PRC subsidiaries, Xuecheng Century (Beijing) Information Technology Co., Ltd., or Xuecheng Century, has registered various trademarks and logos, including “,” “ ,” “Xueda,” “,” “” and “,” with the Trademark Office of the State Administration for Industry and Commerce in China, or the SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of other trademarks and logos, including “prime learning,” for our small-group tutoring programs and other trademarks and logos which we believe are material for our operations. Normally it takes two to three years to obtain the registration after application. We expect the registration of these trademarks and logos to be completed during the period from 2015 to 2016 depending on the time each application was submitted. As our business grows and branding strategy develops, we may apply for the registration of additional trademarks and logos. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks.

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

Our VIE uses both ways discussed above to establish learning centers to provide tutoring services. As of December 31, 2014, we operated a total of 467 learning centers, 309 of which were established and operated by our VIE’s 121 schools and 158 of which were established and operated by our VIE’s subsidiaries. 284 of these 467 learning centers had been either established and operated by private schools with the prerequisite permits or by the subsidiaries of our VIE with “tutoring services” included in their approved business scope, and are therefore in full compliance under relevant laws and regulations. Among these 467 learning centers, 66 were established and operated by our VIE’s subsidiaries that had included, among others, “education information” or “education technology related consultation,” rather than “education services” or “tutoring services,” in their respective approved business scope. The relevant PRC laws, regulations and administrative requirements do not clearly provide whether such companies also need to specifically include “tutoring services” in their authorized scope of business in order to operate private learning centers. We cannot assure you that these of our VIE’s subsidiaries will not be deemed to have exceeded their authorized scope of business. These 66 learning centers contributed a total of 14.5% of our revenue for 2014. In addition, 117 of our 467 learning centers were either established by our VIE’s subsidiaries that do not have any education related services in their approved scope of business, or were established by some of our VIE’s schools but were not properly registered as required. These 117 learning centers contributed a total of 12.0% of our revenue for 2014.

As compared with the 261 learning centers with complete compliance among all the 408 learning centers as of December 31, 2013, we had, through our consistent efforts, improved the compliance status of our learning centers as evidenced by the fact that we had 284 learning centers with complete compliance among all the 467 learning centers as of December 31, 2014.

For the current 183 learning centers discussed above, we have taken, or are in the process of taking the measures including but not limited to the establishment of new schools to take over the operations of the affected learning centers from the relevant VIE’s subsidiaries or the transfer of their operations from the VIE’s subsidiaries to some of our VIE’s existing schools.

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

Under PRC laws and regulations, an enterprise that qualifies as a software enterprise may enjoy preferential tax benefits. Xuecheng Century was certified as a software enterprise in April 2010 and as a result is eligible for a two-year exemption of income tax from the first year it generates taxable income, followed by a 12.5% income tax rate for another three years. Such preferential tax treatment must be filed with tax authorities and software enterprises are subject to annual assessment. Enterprises which have not passed the annual assessment are not entitled to the above preferential treatments. If Xuecheng Century fails to maintain the status of a software enterprise, it will not be able to enjoy the reduced tax rate, and its tax rate will increase to 25% or the then current rate. If PRC laws and regulations were to phase out preferential tax benefits currently granted to software enterprises, Xuecheng Century would be subject to the standard enterprise income tax rate, which currently is 25%. Loss of this preferential tax treatment could have a material adverse effect on our financial condition and results of operations. As an alternative to seek for the preferential tax treatments, we established Tianjin Xueda Education Technology Co., Ltd., or Tianjin Xueda, in February 2014, which has not started business operation as of the date of this annual report. Tianjin Xueda is in the process of applying for the qualification of software enterprise, which, if successful, will allow it to enjoy preferential tax treatments. However, the review and approval process of such application is subject to regulatory and other uncertainties.

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

Since we derive all of our revenue from our operations in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business and results of operations. Our revenue depend on our students’ spending on tutoring services, which in turn depends on the level of current and expected household disposable income and willingness to spend of the students’ families. As there are still substantial uncertainties in the current and future conditions of global and Chinese economies, our potential customers may reduce their spending on tutoring services or seek less expensive alternatives. Moreover, since we require prepayment of fees for services, certain potential customers who prefer installment payments due to economic and other concerns may be or may become unwilling or unable to purchase our services. Further disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions, if and when such financing is needed.

We generate a substantial portion of our revenue from a small number of cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our business and results of operations.

For the fiscal year ended December 31, 2014, we generated approximately 10% of our net revenue from learning centers located in Beijing. The next five cities where we derived most revenue, including Xi’an, Shanghai, Tianjin, Guangzhou, and Nanjing, collectively contributed approximately 28% of our net revenue for 2014. We expect these cities to continue to constitute important sources of our revenue. If any of these cities experiences an event negatively affecting its private education industry, such as a severe economic downturn, a natural disaster or outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

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

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our PRC subsidiaries, Xuecheng Century and Tianjin Xueda, are foreign-invested enterprises. PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China. However, many local government authorities have different views and understandings of the relevant rules and regulations and have adopted different practices in granting licenses and permits for entities (particularly, foreign-invested entities) providing tutoring services. As a result, we conduct our tutoring business in China primarily through a series of contractual arrangements between Xuecheng Century, and its affiliated entities and persons in China such as our VIE, Xueda Information, and its shareholders. Our VIE, its subsidiaries and schools are the entities that hold certain licenses and permits relating to our tutoring business in China. We have been and expect to continue to be dependent on our VIE, its subsidiaries and schools to operate our business.

In the opinion of our PRC legal counsel, Commerce & Finance Law Offices, (i) the ownership structures of our VIE, its subsidiaries and schools, and our PRC subsidiaries, are in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements among our PRC subsidiary, our VIE, and the shareholders of our VIE are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

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

We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, including the MOFCOM Security Review Rules and any future regulations regarding the use of the VIE structure promulgated by any PRC government authority, or we fail to obtain or maintain any of the required licenses or permits, the relevant PRC regulatory authorities including the MOE and the MOFCOM, which regulate the education industry and foreign investment in China, respectively, would have broad discretion in dealing with such violations, including:

•                  revoking the business and operating licenses of our PRC subsidiaries and affiliated entities;

•                  discontinuing or restricting the operations of any related party transactions among our PRC subsidiaries and affiliated entities;

•                  imposing fines or other requirements with which we or our PRC subsidiaries and affiliated entities may not be able to comply;

•                  requiring us or our PRC subsidiaries and affiliated entities to restructure or unwind the relevant ownership structure or operations; or

•                  restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China.

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

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to operate our education business. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE, its subsidiaries and schools. If we had direct ownership of our VIE, its subsidiaries and schools, we would be able to exercise our rights as a shareholder to effect changes in the board of directors or executive council of our VIE, its subsidiaries and schools, which could then effect changes, subject to any applicable fiduciary duties, at the management level.

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

Currently, certain shareholders of our VIE, namely Xin Jin, Rubin Li, Jinbo Yao, Qiang Deng, Yafei Wang and Chaoming Chai, are also beneficial owners of our company. Certain shareholders of our VIE are also directors (namely, Xin Jin, Rubin Li, Jinbo Yao and Yafei Wang) are employees of our company (namely, Qiang Deng). In addition, Rubin Li, Xin Jin, Jinbo Yao and Yafei Wang are directors of our VIE, Xin Jin is the chairman of our VIE’s board of directors and Rubin Li is the general manager of our VIE. Conflicts of interest between (i) their duties to our company and shareholders (including the holders of our ADSs who are not otherwise affiliated with our VIE) and (ii) those as the major shareholders, directors and officers of our VIE may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company and our shareholders, or that conflicts of interest will be resolved in our favor.

For example, these parties with dual roles may decide to transfer significant business or assets of the VIE to other legal entities they own or control but are not controlled by us, or opportunities may arise in the future for these individuals to sell the VIE or its significant business or assets to third parties at a premium. Under either circumstance, the consideration of such a transfer or sale would be paid to the shareholders of the VIE (including these parties), not to our company or our other shareholders, yet our company would lose all or a significant portion of our underlying business, which would be materially detrimental to our other shareholders. Decisions relating to the VIE like this would be controlled by our company under our contractual arrangements with the VIE and its shareholders. Our independent directors, Mr. Cheung Kin Au-Yeung, Mr. Arthur Wong and Ms. Yafei Wang, do not own any equity interest or hold any office in the VIE and therefore are also independent of the parties with dual roles as discussed above. In situations such as the above discussed potential transactions, these three independent directors are the only fiduciaries our unaffiliated shareholders may rely on to safeguard their interests. However, due to the majority seats on our board of directors held by the parties with dual roles and their control over our company, there would be no effective way for these three independent directors or the other shareholders of our company to prevent the parties with dual roles from making decisions on behalf our company that only favor themselves as shareholders of the VIE.

In addition, these individuals may breach or cause our VIE or its subsidiaries or schools to breach or refuse to renew existing contractual arrangements that allow us to effectively control our VIE, its subsidiaries and schools, and to receive economic benefits from them. Currently, we do not have existing arrangements to address such potential conflicts of interest between these individuals and our company. We rely on those of our VIE’s shareholders who are also our directors to abide by the laws of the Cayman Islands and China, both of which provide that a company’s directors and officers owe a fiduciary duty to such company, which requires them to act in good faith and in the best interests of our company and not to use their positions for personal gain.

If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

Subsequent to the various media sources report in 2011 that the China Securities Regulatory Commission, or the CSRC, has prepared a report for the State Council suggesting regulating the use of the VIE structure, such as ours, in the context of foreign investment in China and overseas listings ,the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.  The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China as well as the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% of or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list” to be separately issued by the State Counsel Council in the future, market entry clearance by the MOC or its local counterparts would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Risk Factors—All aspects of our business are subject to extensive regulation in China. We may not be in full compliance with these regulations, and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point by illustrating several possible options. Under these varied options, a company that has a VIE structure and conducts the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate share control structure of the company, may either permit the company to continue maintain the VIE structure (if the company is deemed ultimately controlled by PRC nationals), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the tutoring services, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The contractual arrangements our PRC subsidiary have entered into with our VIE and its shareholders may result in adverse tax consequences to us; such arrangements may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIE and its shareholders owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties should be priced on an arm’s-length basis and may be subject to audit or challenge by PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xuecheng Century and our VIE and its shareholders do not represent an arm’s-length price and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities for our VIE, its subsidiaries and schools. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits or pay additional taxes for prior tax years and impose late payment fees and other penalties on our VIE, its subsidiaries and schools for underpayment of prior taxes. Similar contractual arrangements have been used by many other overseas-listed China-based companies and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies to date. However, we cannot assure you that such penalties will not be imposed on us or our VIE, its subsidiaries and schools in the future, nor are we able to assess with any degree of certainty the likelihood or remoteness of regulatory authorities implementing the relevant laws and regulations in a way that would materially and adversely affect our business. Our consolidated net income may be materially and adversely affected if our VIE’s and its subsidiaries’ and schools’ tax liabilities increase or if our VIE or its subsidiaries or schools are found to be subject to additional taxes, late payment fees or other penalties.

Our VIE, its subsidiaries and schools may be subject to significant limitations on their ability to distribute economic returns of their private tutoring schools or otherwise be materially and adversely affected by changes in PRC laws and regulations.

The principal laws and regulations governing private education in China are The Law for Promoting Private Education and the PE Implementation Rules. Under these laws and regulations, a private school may elect to be a school that does not distribute reasonable returns or a school that distributes reasonable returns. As of December 31, 2014, 116 of our VIE’s 121 schools were registered as private schools that distribute reasonable returns, and the remaining 5 of our schools were registered as schools that do not distribute reasonable returns.

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

All of our VIE’s private tutoring schools are controlled by our VIE or its respective subsidiaries or schools and are currently in compliance with the existing laws and regulations regarding the allocation of their development funds. A private school that distributes reasonable returns must publicly disclose such election and additional information required under the regulations. A private school should consider factors such as the school’s tuition fees, ratio of the funds used for education-related activities to the fees for services collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to its sponsors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining “reasonable returns.” None of the current PRC laws and regulations sets forth sponsors’ economic rights in schools that do not distribute reasonable returns. These requirements and the lack of clear guidance may limit the ability of the private tutoring schools established and operated by the VIE and its subsidiaries to distribute their economic returns.

In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school’s ability to operate its education business based on such school’s status as a school that requires reasonable returns or a school that does not require reasonable returns. New laws or regulations might be adopted to:

•                  impose significant limitations on the ability of our private tutoring schools to operate their business, charge fees or make payments to related parties; or

•                  specify the formula for calculating reasonable returns.

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

We currently conduct our operations in China through contractual arrangements with our VIE and its shareholders. As part of these arrangements, our VIE, its subsidiaries and schools hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIE or any of its subsidiaries or schools undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

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

Furthermore, pursuant to paragraph 2 of the Powers of Attorney executed by each of our VIE’s shareholders, each such shareholder authorizes Xuecheng Century to exclusively exercise his or her shareholder’s right in our VIE, including but not limited to the power to vote at shareholders’ meetings and execute shareholders’ resolutions, and the power to nominate and appoint board members and senior management of our VIE, thus granting Xuecheng Century effective control over the decision making process of our VIE. Therefore, in addition to the several contractual provisions that prevent our VIE and its shareholders to enter into liens or transfer other rights as discussed above, Xuecheng Century also directly controls the VIE, its subsidiaries and schools through its control over our VIE’s board and management under the Powers of Attorney.

Last but not least, the internal policies adopted by Xuecheng Century for the VIE, its subsidiaries and schools also provide that any disposition of properties or assets by any of our VIE’s subsidiaries or schools, including then entry into any third-party liens or assigning other rights to third parties, requires either Xuecheng Century’s approval if the amount is over RMB5,000, or approval by the Xuecheng Century-appointed manager at such subsidiary or school, if the amount is under RMB5,000.

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

If we lose control over controlling non-tangible assets of our VIE, its subsidiaries and schools, including their chops, seals and business licenses or non-corporate entity registration certificates, our business and operations could be materially and adversely affected.

Our VIE, its subsidiaries and schools have certain controlling non-tangible assets, such as chops, seals and their business licenses (for our VIE, its subsidiaries and schools) or non-corporate entity registration certificates (for our VIE’s private schools), for entering into contracts, dealing with banks or taking certain official actions including registering any change to the composition of the board or senior management team with relevant PRC authorities.

Under the PRC law, legal documents for various transactions, including government filings, agreements and contracts, are executed using chops or seals of the signing entity or with the signature of the legal representative whose designation is registered and filed with the relevant industry and commerce administration authorities. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. Our VIE, its subsidiaries and schools have four types of chops and seals: the entity chop, the contract chop, the legal representative seal and the finance chop. The entity chop is generally used for documents to be submitted to government agencies, such as applications for changing business scope, directors or entity name, and for other legal letters. The contract chop is used for executing leases and commercial contracts, including service contracts with our students. The legal reprehensive seal is normally used for issuing checks. The finance chop is generally used for making and collecting payments, including, but not limited to issuing invoices. Our VIE’s and its subsidiaries’ business licenses and the schools’ non-corporate entity registration certificates are required to be presented for (i) annual inspection by the industry and commerce administration authorities or the civil affairs administration authorities, as applicable, in order to maintain valid existence; (ii) application, registration and modification of other licenses and qualifications; (iii) opening bank accounts and (iv) purchase of real properties or motor vehicles.

Under the internal policies adopted by us for our VIE, its subsidiaries and schools, the use of chops and seals must be approved by specifically designated managers before the custodians of these assets may affix the chops and seals to legal documents for approved uses. Xuecheng Century’s prior written approval is required before the business licenses of our VIE, its subsidiaries or the schools’ non-corporate entity registration certificates can be taken offsite.

Similar to the other aspects of our VIE’s business operations, we control our VIE’s, its subsidiaries’ and schools’ controlling non-tangible assets through our control over our VIE, its subsidiaries and schools, which in turn is based on our contractual arrangements with our VIE and its shareholders, rather than through direct ownership. As one of the measures to maintain the control over local subsidiaries and schools of our VIE, we appoint the legal representatives and the senior management team for each of our VIE’s subsidiaries and schools. To maintain the control over their chops and seals and business licenses or non-corporate entity registration certificates, we also appoint the designated manager, normally one of the top-ranking managers in each of our VIE’s subsidiaries and schools, who approves the use of these assets, and appoints custodians of these assets. To maintain their physical security, we require all chops, seals, business licenses and non-corporate entity registration certificates to be stored in secured locations accessible only to the designated custodians.

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

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits.

Under the EIT Law and the EIT Implementation Rules, the profits of a foreign invested enterprise generated in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company. Our PRC subsidiaries are currently wholly-owned by our Hong Kong subsidiary, China Xueda Corporation Limited (Hong Kong), or Xueda Hong Kong. However, the 5% withholding tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy any benefits under the relevant taxation treaties. Moreover, according to the Notice of the State Administration of Taxation on Issues Regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, for a tax treaty to be applicable, certain requirements must be satisfied, including: (1) the taxpayer must be the beneficial owner of the relevant dividends; (2) for corporate recipients to enjoy the favorable tax treatment under the tax treaty as direct owners of a PRC enterprise, such corporate recipients must satisfy the direct ownership thresholds at all times during the 12 consecutive months preceding the receipt of the dividends. On August 24, 2009, the State Administration of Taxation, or the SAT, issued the Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective on October 1, 2009, requiring non-resident enterprises to obtain an approval from the competent tax authority in order to enjoy the treatments under tax treaties. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and set forth certain adverse factors on the recognition of such “Beneficial Owner.” Our PRC subsidiaries have not yet applied for such approvals because it has not declared or paid dividends, and does not intend to declare or pay dividends. Our PRC subsidiaries will apply for such approvals when it intends to declare and pay dividends. There is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiaries.

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

As our main operating entities and a substantial majority of our assets are located in China, PRC laws and the PRC legal system in general may have a significant impact on our business operations. Although China’s legal system has developed over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to those of the United States. Moreover, PRC laws and regulations change frequently and their interpretation and enforcement involve uncertainties. For example, the interpretation or enforcement of PRC laws and regulations may be subject to government rules or policies, some of which are not published on a timely basis or at all. In addition, the relative inexperience of China’s judiciary in some cases may add to the uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce our legal or contractual rights or otherwise adversely affect our business and operations. Furthermore, due to the existence of unpublished rules and policies, and since newly issued PRC laws and regulations may have a retroactive effect, we may not be aware of our violation of certain PRC laws, regulations, policies or rules until after the fact. All these uncertainties could adversely impact our corporate structure and business and limit the legal protections available to us and other foreign investors.

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

Our VIE, its subsidiaries and schools generate revenue in RMB. We receive substantially all of our VIE’s and its subsidiaries’ and schools’ economic benefits in the form of service fees they pay to our PRC subsidiary in RMB pursuant to a series of contractual arrangements. As we do not own any equity interest in our VIE, its subsidiaries or schools, we do not receive any dividends or other direct distributions from them. If and when our PRC subsidiary declares and pays dividends to Xueda Hong Kong, by virtue of its status as a wholly foreign-owned enterprise, it will be permitted under applicable regulations to convert the RMB dividends into a foreign currency and remit to its shareholder outside of the PRC. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Dividend Distribution” for additional requirements for distribution of dividends by a wholly foreign-owned enterprise. In addition, in the event that our PRC subsidiary liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside of China to Xueda Hong Kong. The shareholders of our VIE have undertaken to distribute the proceeds from liquidation of our VIE, if any, to our PRC subsidiary. Our PRC subsidiary then may distribute such proceeds to us after converting them into foreign currency and remit them outside of China in the form of dividends or other distributions to us. Once remitted outside of the PRC, dividends and proceeds from liquidation paid to us will not be subject to further restrictions under PRC regulations with respect to its further transfer or use.

Other than the above distributions by and through our PRC subsidiary expressly permitted to be made without the necessity to obtain further approvals, any direct conversion of the RMB-denominated revenue generated by our VIE, its subsidiaries and schools for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. We do not anticipate the need to directly convert other RMB-denominated revenue for these purposes as we expect to rely on such permitted dividend distributions by and through our PRC subsidiary to meet our future cash needs. However, we cannot assure you that such a need will not arise in the future as a result of unexpected future circumstances. To the extent we need to convert and use any RMB-denominated revenue generated by our VIE, its subsidiaries and schools not paid to our PRC subsidiary, or by our PRC subsidiary not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected.

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

All PRC corporate entities, including Xuecheng Century, Tianjin Xueda, our VIE, its subsidiaries and schools, maintain corporate records and filings with industry and commerce administration authorities in the cities where such PRC entities are registered. Information contained in such corporate records and filings includes, among others, business address, registered capital, business scope, articles of association, equity interest holders, legal representative, changes to the above information, annual financial reports, matters relating to termination or dissolution, information relating to penalties imposed, and annual inspection records.

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

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, issued by SAFE in October 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Although our beneficial owners who are known to us to be PRC residents have registered with SAFE and have completed their current amendment registrations under SAFE Circular 37, if any of them or our future beneficial owners who are PRC residents fails to complete any applicable registration or amend previously filed registrations as required under SAFE Circular 37, our onshore subsidiary, Xuecheng Century, is required to report the non-compliance to the local branch of SAFE. Failure or inability to comply with the registration procedures may restrict our cross-border investment activities and result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

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

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules promulgated by SAFE on January 5, 2007, and the Circular on Relevant Issues Relating to the Administration of Foreign Exchange Regarding PRC Individuals’ Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas Listed Companies issued by SAFE on February 15, 2012 and effective as of the same date, which replaced the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas Listed Companies issued by SAFE on March 28, 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiaries of such overseas-listed company or other qualified PRC agents, to file with the applicable local branch of SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiaries or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Rules (1996), as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. Currently, the foreign exchange proceeds from the sales of stock or dividends distributed by the overseas-listed company can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account opened at a PRC domestic bank. In the case of an exercise of the options on a non-cash basis, PRC citizens are required to remit the proceeds to special foreign currency accounts. We and our PRC citizen employees are subject to these rules. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Exchange.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we received from our initial public offering, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds we received from our initial public offering, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or consolidated PRC affiliated entities are subject to PRC regulations and approvals or registration. For example, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts. In addition, loans by us to our VIE, its subsidiaries and schools, which are domestic PRC entities, must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts. Any capital contribution to our PRC subsidiary and VIE are subject to the approvals of MOFCOM or its local counterparts. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary. If we fail to receive such registrations or approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

As stated on its business license, Xuecheng Century’s scope of business is the research, development and design of computer software and hardware, network technologies, communication technologies and products; the provision of technology transfer, technology services, technology consulting, training in computer technologies related to these products; as well as the sale of proprietary products. We currently expect that a substantial portion of the proceeds of our initial public offering we received will be used by Xuecheng Century to meet its working capital needs and for general corporate expenses in connection with its business expansion through providing better support to the operations of our VIE, its subsidiaries and schools. Specifically, Xuecheng Century will make substantial investments to improve our operating platform and technology infrastructure. Xuecheng Century will also make significant investments in developing and offering new services and products to our students through our VIE, its subsidiaries and schools to enhance our tutoring services. In addition, Xuecheng Century will enhance its services to our VIE and subsidiaries and schools through establishing operations in selected locations where our VIE, its subsidiaries and schools operate their business and providing other services as needed. These uses of proceeds are for purposes within the business scope of Xuecheng Century. Meanwhile, we believe that our VIE will have adequate cash from its operations to support its own operation and expansion. Therefore, we do not expect to transfer any significant amount of the proceeds of our initial public offering we received to our VIE, its subsidiaries or schools in any manner that would result in any violation of Circulars 142, 59 or 45. However, to the extent we need to transfer any proceeds of our initial public offering to our VIE, its subsidiaries or schools through our PRC subsidiary, Circulars 142, 59 and 45 may significantly limit our ability to do so. In such an event, we may have to obtain external financing for our VIE, its subsidiaries or schools, or use our PRC subsidiary’s cash generated from its operations (primarily the service fees to be paid by our VIE under the Exclusive Service Agreement) to extend entrusted loans to our VIE, its subsidiaries and schools. We cannot assure you that we will have timely access to such funding on reasonable terms, in a sufficient amount, or at all.

Restrictions under PRC law on our PRC subsidiaries’ ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders or meet other potential future cash needs, we will rely on dividend payment and other distributions made by our PRC subsidiaries. As of the date of this annual report, our PRC subsidiaries had not paid any dividend to us. Although we believe our PRC subsidiaries have the ability to pay dividends to us upon our request, we do not expect to request dividends from our PRC subsidiaries in the near future because we plan to have our PRC subsidiaries retain all their accumulated profits for their own business operation and expansion. Furthermore, PRC regulations restrict the ability of our PRC subsidiaries to make dividends and other payments to their offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are also required under PRC laws and regulations to allocate at least 10% of their annual after-tax profits determined in accordance with PRC accounting standards to a statutory reserve fund until the cumulative amount in such fund reaches 50% of the company’s registered capital. From early 2013, Xuecheng Century, one of our PRC subsidiaries, has increased its registered capital from $420,000 to $30.0 million (approximately 20.1% of the increased registered capital has been contributed and the remaining portion is not statutorily required to be contributed in within two years from the injection of the first portion of the increased registered capital due to the change of the law regulating to the registered capital contributions and will be contributed in depending on the further needs of our PRC subsidiary) and is in compliance with all applicable PRC laws and regulations relating to the allocation of statutory funds. Allocations to this statutory fund can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. As of December 31, 2014, our PRC subsidiaries had allocated $0.6 million to these statutory reserve funds. As a result, not all funds of our PRC subsidiaries are available to us and our access to such funds is restricted. These and any other limitations on the ability of our PRC subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

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

While the exact perimeters of the M&A Regulations remain unclear, based on the advice of our PRC counsel, because the M&A Regulations only apply to transactions involving “mergers and acquisitions of domestic enterprises by foreign investors,” we believe that (i) the M&A Regulations were not applicable to our corporate restructuring in 2009 and 2010 and (ii) CSRC approval was not required in the context of our initial public offering in 2010, for the following reasons: (a) we established our PRC subsidiary by means of direct investment, not through merger or acquisition of any PRC domestic companies and (b) we control our VIE, its subsidiaries and schools through contractual arrangements, not through “mergers and acquisitions of domestic enterprises by foreign investors” as defined under the M&A Regulations. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel did. If the CSRC or another PRC regulatory body subsequently determines that we should have obtained the CSRC’s approval for our initial public offering either by interpretation, clarification or amendment of the M&A Regulations or by any new rules, regulations or directives or in any other ways promulgated after the issuance date of the legal opinion of our PRC counsel, we may face sanctions by the CSRC or other PRC regulatory agencies. In such an event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

If additional remedial measures are imposed on the “Big Four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between the United States’ and Chinese laws.  Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from these Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although such proposed penalties did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms, depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases, the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act and possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market and other legal restrictions on resale lapse, the trading price of our ADSs could decline. As of December 31, 2014, we had 124,655,742 outstanding ordinary shares. Of these shares, only 39,437,350 ordinary shares represented by ADSs were freely tradable without restriction in the public market. The other 85,218,392 outstanding ordinary shares were eligible for sale in the public market, subject to limitations under Rule 144 under the Securities Act. In addition, an additional 4,579,394 ordinary shares subject to outstanding options and the 7,053,062 unvested restricted shares granted under our 2009 share incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ADSs could decline.

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

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to United States Holders.

Based on the nature of our business and the composition of our income and valuation of our assets, including goodwill, we believe that we were a passive foreign investment company, or PFIC, for 2014 and may be a PFIC in 2015 or the future. If we are a PFIC for any taxable year during which a United States Holder, as defined under “Item 10. Additional Information — E. Taxation— United States Federal Income Taxation,” holds our ordinary shares or ADSs, such United States Holder may be subject to increased tax liabilities under United States federal income tax laws and regulations and will be subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value (determined on a quarterly average) in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.” We cannot assure you that we will not be a PFIC for 2015 or in a future taxable year. As the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

ITEM 4.INFORMATION ON THE COMPANY

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

To address the uncertainties in our business expansion and to build a national tutoring service network and to minimize regulatory risks relating to restrictions on foreign ownership and investment in business areas we may expand into in the future, we undertook a restructuring during 2009 and 2010. Under this restructuring, we established Xueda Hong Kong, our Hong Kong holding company, and Xuecheng Century, one of our PRC subsidiaries. Our VIE, Xueda Information, was also established by shareholders of Xueda Technology or their designated parties. We control Xueda Information through a series of contractual arrangements, and provide our tutoring services through Xueda Information, its subsidiaries and schools, all of which are PRC domestic entities.

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

Tianjin Xueda

Tianjin Xueda was established on February 25, 2014 with a business term of 20 years from February 25, 2014 to February 24, 2034. Tianjin Xueda does not provide any tutoring services or educational services and therefore is not required to have an authorized business scope that covers such services. As stated on its business license, Tianjin Xueda’s scope of business is the research, development and design of computer software and hardware, network technologies, communication technologies and products; the provision of technology transfer, technology services, technology consulting, training in computer technologies related to these products; as well as the sale of proprietary products.

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

As of December 31, 2014, we operated 467 learning centers in the PRC through Xueda Information’s 53 wholly-owned PRC subsidiaries and 121 tutoring schools.

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

Repurchases of ADSs and Ordinary Shares

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

On March 26 2014, we repurchased an aggregate of 11.4 million unregistered ordinary shares of us from Mr. Jinbo Yao, a co-founder of us, and CDH Xeuda Limited and WP X Investments IV Ltd., our pre-IPO venture capital investors. We funded from our available working capital and paid approximately $29.6 million for the repurchase. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers” for more details.

B.                                    Business Overview

Overview

We are the leading national provider of tutoring services for primary and secondary school students in China. We are the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2014, based on publicly available information as of December 31, 2014. We believe our leadership position and the fragmentation of the market provide us with significant growth opportunities. Since opening our first learning center in 2004, we have organically built a national network of 467 learning centers and approximately 11,750 full-time service professionals, serving customers located in 85 cities across 28 of China’s 31 provinces and municipalities, as of December 31, 2014.

We have established “Xueda” as a leading brand in China’s tutoring sector. In 2012, Sina.com named us a “2012 Leading Educational Institution In China,” “2012 ‘Five-Star Gold Medal’ After-School Tutoring Team” and “2012 Most Influential ‘Word-of-Mouth’ Reputation in After-School Tutoring.” In the same year, NetEase, Inc., operator of 163.com, another popular Internet portal in China, named us one of the “2012 Top 10 Brands in After-School Education,” www.eol.cn, the largest online education portal in China, named us one of the “2012 Most Influential After-School Tutoring Institutions,” and China.com.cn, authorized Internet portal established by the Chinese government, named us one of the “2012 Most Recognized Brand In After-School Tutoring by Parents.” In 2013, Sina.com named us the “Education Company with Most Comprehensive Strength” and “Most Influential After-School Tutoring Brand,” and Xinhuanet.com, an important central news service-oriented website, named us one of the “2013 Leading After-School Tutoring Institutions.” In 2014, we were recognized as the “Most Influential ‘Word-of-Mouth’ Reputation in After-School Tutoring” by Sina.com, the “Most Influential Education Group” and “Most Trusted After-School Tutoring Brand” by Beijing Morning Post, and the “Most Trusted After-School Tutoring Brand” by The Beijing News, and our eXueda smartphone application was recognized as the most useful educational application by NetEase, Inc. We believe our strong brand helps us reach a broad customer base and has contributed to our rapid growth.

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

As a result of our strong brand and effective service model, our business has experienced rapid growth:

•                  Service Network.  We expanded our tutoring service network from 383 learning centers in 73 cities in 2012 to 467 learning centers in 85 cities in 2014, including cities such as Beijing, Guangzhou, Shanghai, Tianjin, Shenzhen, Chongqing, Nanjing and Wuhan.

•                  Financial Performance.  Our net revenue increased significantly from $293.2 million in 2012 to $338.3 million in 2014, representing a compound annual growth rate, or CAGR, of 7.42%.

We conduct our tutoring business through our variable interest entity, or VIE, and its subsidiaries and schools located in 85 cities in China as of December 31, 2014. Although we do not hold any equity interest in our VIE, we exercise effective control over and receive substantially all of the economic benefits from our VIE, its subsidiaries and schools through a series of contractual arrangements with our VIE and its shareholders.

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

Our Course Offerings and Course Materials

Course Offerings.  Our personalized service model enables us to respond to the unique circumstances and serve the diverse needs of our students. We offer a customized study plan to each of our students, tailored to fit the student’s aptitude, grade level, study habits, past academic performance, future academic goals and other pertinent factors, and assemble a team of service professionals that we deem to be best suited to effectively execute the study plan and deliver our services. Our course offerings cover all academic subjects taught in primary and secondary schools in the markets where we operate, such as Mathematics, English, Physics, Chinese and Chemistry. We also offer self-designed courses beyond the standard curriculum in certain subjects, as well as in subjects not usually taught at public primary and secondary schools. In addition to academic subjects, we started to design and offer extensive interest and personal development courses in 2013, such as personalized study abroad consulting courses, art training courses, psychology courses and attention skills training courses, catering to the evolving students’ needs. We believe that such extensive courses will also provide us with synergy opportunities by leveraging our existing large effective student count.

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

eXueda. Launched in March 2014, eXueda is our proprietary cloud-based personalized tutoring platform encompassing diagnostic assessment, comprehensive interactive curriculum, pinpoint student monitoring and sophisticated communication functions. We believe its three-distinct-platforms designed for students, instructors and parents provide unrivaled benefit and a superior tutoring experience. eXueda allows students to study anywhere, anytime using any internet-enabled mobile device. Students receive instantaneous feedback and have access thousands of support exercises, problem sets and instructional mini-videos.  We currently have approximately 39,000 mini-videos and 1.6 million exercises and problem sets within the eXueda’s granular knowledge point curriculum. eXueda enables instructors to monitor real-time homework progress and tailor each tutoring session to pinpoint the needs of each student. Instructors can also access the best practice instructional plans and resources uploaded by seasoned Xueda instructors. Finally, eXueda provides full transparency to parents of their children’s tutoring process. eXueda smart phone applications allow parents to check homework assignments, scores, communicate with instructors and study counselors as well as schedule sessions and check their tuition balance. Additionally, a portion of eXueda is available to the general public for free. General public students can register and access the entire eXueda knowledge point curriculum for self-study purpose, although those students receive no instructor feedback. We presently have around 777,000 registered general public students and 22,000 daily active users using our eXueda. In the future, we plan to launch online-to-offline student recruitment initiatives and endeavor to convert daily active users to paying students in our learning centers.

We currently have 79 employees focused on the research and development of course content and delivery method at our headquarters. In addition, we have research and development personnel in all of our subsidiaries to coordinate the efforts of many of our instructors who regularly participate in research and development projects. We regularly update our educational resources database and supplement it with feedback from our instructors and students. Leveraging this consolidated educational resource database, our content research and development team develops course materials based on students’ needs and preferences.

Service Pricing

We charge our services based on a variety of factors, including the type and volume of services delivered, which are adjusted subject to local market conditions. For tutoring services, we also consider the students’ grade levels, subject matter, amount of lump sum payment deposit, relevant discount offered, and the experience levels of the instructors. Historically, we have observed a certain level of inelasticity in demand for our services and have been able to steadily raise our service fees.

We typically price our services based on expected types and volume of services to be consumed over a period currently of approximately nine months, referred to as customer life, and require all of our students to pay the fees in full within seven days from the date they enter into a service contract with us. In addition, each of our new students is required to pay a non-refundable registration fee at the time such student enters into the first service contract with us. The registration fee varies from location to location and normally ranges from RMB300 ($48.4) to RMB1,000 ($161.2). Students who are unable or unwilling to consume services and wish to terminate the service contract may be eligible to receive a partial refund, subject to the terms of the service contract they have entered into with us that restrict refunds under certain circumstances and depending on our practice of whether to seek enforcement of these restrictive terms.

Service Professionals

We help our students enhance their academic performance and become well-rounded learners through a combination of services and pedagogical methods. To that end, we assemble for each of our students a team of service professionals consisting of instructors, education consultants, study counselors and psychological counselors.

As of December 31, 2014, our team of full-time service professionals consisted of the following:

Instructors	8,364
Education consultants	1,795
Study counselors	1,512
Psychological counselors	79
Total	11,750

These service professionals are critical to maintaining the quality of our services and to protecting and enhancing our brand and reputation.

Our instructors play a key role in delivering our premium, personalized tutoring services by interacting with students on a regular basis. We seek to attract and retain qualified instructors with solid academic qualifications and teaching experience who are enthusiastic about working with students and can adapt to each of our students’ unique circumstances. In particular, we target new or recent college graduates because they are more likely to adapt to our personalized service model, bond with our students and effectively deliver personalized tutoring services than are long-time teachers more familiar with traditional classroom settings. Over time, we have organically built up a young, energetic and well-qualified team of instructors. As of December 31, 2014, 64.4% of our full-time instructors were under the age of 30. Based on our track record of recruiting from this demographic group, we are developing collaborative programs with a number of teacher’s colleges in China, at which we conduct early campus recruitment and provide pre-graduation training for prospective instructors.

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

Our Service Network

We deliver our services to students through a national network, consisting of 467 learning centers as of December 31, 2014, all of which are operated by us, in 85 cities in China. We select new locations based on a variety of factors, including the income level and trend, demographics (in particular, primary and secondary school enrollment), local regulations, rules and implementations relating to after-school tutoring, as well as the presence of competing offerings in the area. We expect to continue to open new learning centers in cities in which we currently have a presence and which exhibit strong enrollment potential. We also expect to continue our expansion into to new geographic locations.

All of our learning centers are directly operated by us under our “Xueda” brand. The following table sets forth the locations of our learning centers and the number of our learning centers at each location as of December 31, 2014.

City	Number of Learning Centers
Beijing	34
Shanghai	30
Tianjin	22
Guangzhou	18
Shenzhen	18
Xi’an	18
Suzhou	17
Changsha	12
Hangzhou	12
Nanjing	12
Ningbo	11
Wuhan	11
Hohhot	10
Qingdao	10
Shenyang	10
Chengdu	9
Dalian	9
Hefei	9
Taiyuan	9
Changchun	8
Kunming	7
Nanchang	7
Nantong	7
Shijiazhuang	7
Zhengzhou	7
Dongguan	6
Jinan	6
Wenzhou	6
Foshan	5
Fuzhou	5
Guiyang	5
Harbin	5
Nanning	5
Wuxi	5
Chongqing	4
Taizhou (Zhejiang Province)	4
Tangshan	4
Baotou	3
Changzhou	3
Daqing	3
Huizhou	3
Jilin	3
Langfang	3
Lanzhou	3
Taizhou (Jiangsu Province)	3
Xiamen	3
Xianyang	3
Yinchuan	3
Baoding	2
Baoji	2
Datong	2
Jinhua	2
Luoyang	2
Ma’anshan	2
Qinhuangdao	2
Qujing	2
Wuhu	2
Yangzhou	2
Yantai	2
Yibin	2
Zhenjiang	2
Anshan	1
Dali	1
Dongying	1
Erdos	1
Fujian	1
Fushun	1
Fuxin	1
Hanzhong	1
Huaian	1
Jinzhong	1
Luan	1
Qigihar	1
Shaoxing	1
Tongling	1
Weihai	1
Weinan	1
Xining	1
Yancheng	1
Yichang	1
Yulin	1
Yuxi	1
Zhoushan	1
Zhuhai	1
Zhuzhou	1
Total	467

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

For the year ended December 31, 2014, we delivered tutoring services to approximately 185,103 students. Of these students, approximately 16.4% were at the primary school level, 40.1% were at the middle school level, and 43.8% were at the high school level.

Competition

We are uniquely positioned in the tutoring services market in China. We offer premium, personalized tutoring services through our national network of 467 learning centers located in 85 cities across China as of December 31, 2014. Our course offerings cover the full range of academic subjects taught at primary and secondary schools in markets where we operate. Although we compete with many other tutoring service providers for the same customer base, currently we are the only national service provider to offer personalized tutoring services across a broad range of academic subjects. Our competitors include educational service providers who offer tutoring services in multiple academic subjects in a limited number of geographic locations, such as TAL Education Group as well as personalized tutoring services, such as New Oriental Education & Technology Group, Inc.

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

Strategic Investment

As part of our growth strategy, we intend to form strategic alliances and make selective complementary acquisitions and investments to help drive future growth. In March 2012, Xueda Information and two individuals, one of whom is the wife of Mr. Xin Jin, our co-founder and chief executive officer, and Mr. Junbo Song, one of the shareholders of our VIE, entered into a share transfer framework agreement with the selling shareholders of Beijing Weland International Education and Technology Corp., or Weland, a company incorporated in China that organizes Chinese students to attend various model United Nations conferences and the relevant training in the United States and China. Pursuant to this agreement, in June 2012, Xueda Information acquired 60% of the equity interest in Weland for a consideration of RMB18.9 million. The two individuals acquired an aggregate of 10% of the equity interest in Weland for an aggregate consideration of RMB3.1 million. We expect this acquisition to diversify our services. In August 2012 and July 2013, we purchased, for a consideration of $4.8 million and $1.6 million, respectively, voting interests in the aggregate of 16.11% in Firstleap Education, a company incorporated in the Cayman Islands that provides English tutoring services to two- to ten-year-old children in China. Our interest in Firstleap Education was diluted to 14.33% in October 2014 due to the introduction of a new investor. We expect this investment in the long term to expand our service offerings, strengthen our position in the Chinese private tutoring sector and diversify our revenue streams. In July 2014, we acquired 25% of the equity interest in Imagination, a company incorporated in China in 2009 that provides SAT tutoring services to high school students who are prepared to study abroad, mainly in universities in the United States, for a consideration of RMB10 million. We expect this investment to provide us with future returns as it has the first mover advantage in the market of SAT education.

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

As of December 31, 2014, 119 of our 121 schools were solely sponsored and established either directly by our VIE or by one of our VIE’s subsidiaries, and two of our 121 schools were sponsored and established directly by one of our VIE’s schools. The sole sponsors of 118 of the 121 schools are either our VIE or one of its wholly-owned subsidiaries or schools in China. The sole sponsors of the remaining three schools are Rubin Li, chairman of our board of directors, Xin Jin, our chief executive officer, and another individual who is a manager of one of the subsidiaries of the VIE, respectively. These individuals hold the sponsorship interests of these three schools on behalf of our VIE under certain nominee agreements between our VIE and these individuals, as the local education authorities in certain districts of these the cities where these three schools are located require that (i) the sponsor of a private school must be an individual (not an enterprise) or (ii) the sponsor of a private school must be a local resident, which makes it impossible for our VIE or any of its subsidiaries to serve as a sponsor of these schools.

Private schools are divided into three categories: (i) private schools established with donated funds, (ii) private schools that distribute reasonable returns and (iii) private schools that do not distribute reasonable returns. As of December 31, 2014, 116 of our 121 schools were registered as private schools that distribute reasonable returns, and the remaining five schools were registered as schools that do not distribute reasonable returns.

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

•                  Allocation of development fund.  At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. As of December 31, 2014, all of our 121 schools were in compliance with the existing laws and regulations regarding the allocation of their development funds.

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

Regulations on Dividend Distribution

The PRC Wholly Foreign-owned Enterprise Law (1986), as amended, and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended, are the principal regulations governing the distribution of dividends of wholly foreign-owned enterprises in China. Under these regulations, wholly foreign-owned enterprises, such as our PRC subsidiaries, in China may, subject to the ongoing compliance with the applicable foreign exchange regulations, distribute dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each wholly foreign-owned enterprise in China is required to contribute at least 10% of its annual after-tax profits each year, if any, determined in accordance with PRC accounting standards to its general reserves fund until the cumulative amount in the reserve fund reaches 50% of the enterprise’s registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to fund its employee welfare fund. These reserve funds can only be used for the specified purposes and are not transferable to the company’s shareholders in the form of loans, advances, dividends or otherwise. As discussed below, under the Foreign Exchange Administration Rules (1996), as amended, RMB is freely convertible into foreign exchange for dividend distribution.

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

Under current PRC regulations, foreign-invested enterprises, such as our PRC subsidiaries, are required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-invested Enterprise. With such a certificate, which is subject to review and renewal by SAFE on an annual basis, a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions.

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

We expected that a substantial portion of the proceeds of our initial public offering will be used by our PRC subsidiaries to meet their working capital needs and for general corporate expenses in connection with their business expansion. Meanwhile, we believe that our VIE will have adequate cash from its operations to support its own operation and expansion. Therefore, we do not expect to transfer any significant amount of the proceeds of our initial public offering to our VIE or its subsidiaries or schools. However, to the extent we need to transfer any proceeds of our initial public offering to our VIE, its subsidiaries or schools through our PRC subsidiary, Circulars 142, 59 and 45 may significantly limit our ability to do so. In such an event, we may have to obtain external financing for our VIE, its subsidiaries or schools or use our PRC subsidiary’s cash generated from its operations (primarily the service fees to be paid by our VIE under the Exclusive Service Agreement) to extend entrusted loans to our VIE, its subsidiaries and schools, and we cannot assure you that we will have timely access to such funding on reasonable terms, in a sufficient amount, or at all.

SAFE Circular 37

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, issued by SAFE in October 2005. A PRC resident, including both PRC domestic institutions and PRC domestic individual residents, shall register with the local branch of SAFE before it establishes or controls a company outside of China with the domestic or overseas assets or equity they legally hold for the purpose of investment and financing and conducting roundtrip investment in China. Such company located outside of China is referred to as an offshore special purpose vehicle. Under SAFE Circular 37, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on PRC subsidiaries’ foreign exchange activities and their ability to distribute dividends to the special purpose vehicle.

Our beneficial owners who are known to us to be PRC residents have registered with SAFE and have completed their amendment registrations under SAFE Circular 75 with regard to our initial public offering. As SAFE Circular 37 becomes effective, PRC residents who are beneficial holders of our shares will need to comply with the registration procedures in connection with their investment in us as described in SAFE Circular 37.

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

On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange for PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules. Under the Share Option Rules, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiaries of such overseas-listed company or other qualified PRC agents, to file with the applicable local branch of SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or any of its PRC subsidiaries or qualified PRC agents is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Rules (1996), as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, to date, SAFE has not issued any implementation rules in respect of depositing the foreign exchange proceeds abroad. Currently, the foreign exchange proceeds from the sales of shares or dividends distributed by the overseas-listed company can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account maintained at a PRC domestic bank. In the case of an exercise of the options on a non-cash basis, PRC citizens are required to remit the proceeds to special foreign currency accounts. On February 15, 2012, SAFE promulgated the Circular on Relevant Issues Relating to the Administration of Foreign Exchange Regarding PRC Individuals’ Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Share Option Circular, which replaced the Share Option Rules. We believe that we and our PRC citizen employees are subject to these rules. If we and/or our PRC citizen employees fail to comply with the Share Option Circular, we and/or our PRC citizen employees may face sanctions imposed by SAFE or any other PRC government authorities.

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

While the exact perimeters of the M&A Regulations remain unclear, based on the advice of our PRC counsel, because the M&A Regulations only apply to transactions involving “mergers and acquisitions of domestic enterprises by foreign investors,” we believe that (a) the M&A Regulations are not applicable to our corporate restructuring in 2009 and 2010 and (b) CSRC approval is not required in the context of our initial public offering, for the following reasons: (i) we established our PRC subsidiaries by means of direct investment, not through merger or acquisition of any PRC domestic companies and (ii) we control our VIE, its subsidiaries and schools through contractual arrangements, not through “mergers and acquisitions of domestic enterprises by foreign investors” as defined under the M&A Regulations. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel did. If the CSRC or another PRC regulatory body subsequently determines that we should have obtained the CSRC’s approval for our initial public offering either by interpretation, clarification or amendment of the M&A Regulations or by any new rules, regulations or directives or in any other ways promulgated in the future, we may face sanctions by the CSRC or other PRC regulatory agencies. In such an event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

•                  To qualify for preferential treatments, an enterprise must be recognized as a software enterprise by governmental authorities. A software enterprise is subject to annual inspection, failure to pass such inspection in a given year would cause the enterprise to lose the relevant benefits. Xuecheng Century, one of our PRC subsidiaries, was qualified as a software enterprise in April 2010 and is entitled to enjoy these preferential treatments including tax incentives. If Xuecheng Century fails to pass the annual inspection in any year, it will not be able to enjoy these preferential treatments.

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

Software Copyright Registration

On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to facilitate the development of China’s software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant should be granted a registration certificate by the China Copyright Protection Center. As of the date of this annual report, we had obtained eleven registration certificates for computer software copyrights.

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

Regulation of Trademark Protection

The PRC Trademark Law, adopted in 1982 and amended in 2001, protects the proprietary rights to registered trademarks. The Trademark Office of SAIC handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. One of our PRC subsidiaries, Xuecheng Century, has registered various trademarks and logos, including “,” “,” “Xueda,” “,” “” and “,” with the Trademark Office of SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of certain other trademarks and logos, including “prime learning,” for our small-group tutoring programs and other trademarks and logos for our operations. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks.

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

As of December 31, 2014, 2013 and 2012, we had 15,227, 15,025 and 16,454 full-time employees, respectively, including 8,364, 8,080 and 9,517 instructors, respectively. As of December 31, 2014, we had the following full-time employees by department: 8,364 instructors, 1,512 study counselors, 1,795 education consultants, 79 psychological counselors, 668 in sales and marketing and 2,809 in general and administrative functions, including 23 education research specialists.

C.                                    Organizational Structure

We are a holding company and were incorporated in the Cayman Islands on April 24, 2009. We own 100% of the equity interests in China Xueda Corporation Limited, a holding company incorporated in Hong Kong, or Xueda Hong Kong, which owns 100% of the equity interests in Xuecheng Century, one of our PRC subsidiaries, incorporated in the PRC by us on August 17, 2009.

The following chart sets forth our corporate and operational structure as of December 31, 2014:

ž                                    Equity interest.

→                                   Sponsorship interest.

34                                  Contractual arrangements, including the Exclusive Service Agreement, the Pledge Agreement, the Exclusive Purchase Right Contract and the Powers of Attorney.

(1)                                 Beijing Xueda Education & Training Consulting Co., Ltd. was established in October 2011 and has not started business operation as of the date of this annual report.

(2)                                 These three subsidiaries only provide supplementary services and do not directly operate any school or learning center.

(3)                                 These 28 schools include:

(a)                                 three of which are registered as schools that do not distribute reasonable returns; and

(b)                                 one school held by Mr. Xin Jin, our co-founder and chief executive officer; one school held by Mr. Rubin Li, chairman of our board of directors, which is registered as a school that does not distribute reasonable returns; and one school held by a manager of one of our VIE’s subsidiaries. These individuals hold these three schools on behalf of our VIE under certain nominee agreements between these individuals and our VIE.

(4)                                 One of these 72 schools is registered as a school that does not distribute reasonable returns.

(5)                                 These 121 schools include 116 schools that distribute reasonable returns and five that do not distribute reasonable returns.

(6)                                 These 119 learning centers also include one learning center established and operated by a school that does not distribute reasonable returns (see note (5) above). This learning center contributed less than 0.1% of our consolidated net revenue in 2014.

(7)                                 These 96 learning centers include:

(a)                                 one learning center established and operated by the school held by Mr. Xin Jin (see note 3 above);

(b)                                 eight learning centers established and operated by the school held by Mr. Rubin Li (see note 3 above); and

(c)                                  two learning centers established and operated by the school held by the other individual (see note 3 above).

These 11 learning centers held by these individuals under nominee agreements contributed an aggregate of 2.1% of our consolidated net revenue in 2014.

(8)                                 These 96 learning centers also include 22 learning centers established and operated by the four schools that do not distribute reasonable returns (see note 5 above). These 22 learning centers contributed an aggregate of 5.2% of our consolidated net revenue in 2014.

(9)                                 These 158 learning centers established and operated by our VIE’s subsidiaries include (i) 70 learning centers that do not have any education related services in their approved scope of business and (ii) 66 learning centers that have included, among others, “education information” or “education technology related consultation” rather than “education services” or “tutoring services” in their respective approved business scope. These 70 and 66 learning centers contributed 8.6% and 14.5%, respectively, of our consolidated net revenue in 2014. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — The learning centers of some of our VIE’s subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.”

(10)                          These 309 learning centers established and operated by our VIE’s schools include 47 learning centers which were not properly registered as required. These 47 learning centers contributed an aggregate of 3.4% of our consolidated net revenue in 2014. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — Some of our subsidiaries and schools may be deemed by government authorities to operate beyond their authorized business scope or without proper registration, which could expose us to certain risks.”

(11)                          Tianjin Xueda Education Technology Co., Ltd. was established in February 2014 and has not started business operation as of the date of this annual report.

Currently, we conduct all of our operations in China through Xuecheng Century, one of our PRC subsidiaries, as well as through a series of contractual arrangements with Xueda Information, our VIE, and its shareholders. Our tutoring business is directly operated by and, as a result, all of our revenue is generated from Xueda Information and its subsidiaries and schools, in which we do not hold any equity or sponsorship interest, as the case may be. As of December 31, 2014, we had a total of 467 learning centers in 85 cities which were established and operated by 53 subsidiaries and 121 schools of our VIE.

In addition, in order to support our continuous growth and expansion, Xueda Information and Xueda Hong Kong each established a wholly owned subsidiary in February 2014, namely Tianjin Xuecheng and Tianjin Xueda, respectively, which currently have not commenced operation as of the date of this annual report.

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

We have consolidated the net revenue of Xueda Information and its subsidiaries and schools in our consolidated financial statements in accordance with U.S. GAAP. For the years ended December 31, 2012, 2013 and 2014, $293.2 million, $347.0 million and $338.3 million, each representing 100% of our total net revenue for that year, was attributable to Xueda Information and its subsidiaries and schools as they conduct all of our tutoring business. As of December 31, 2013 and 2014, Xueda Information and its subsidiaries and schools accounted for an aggregate of 53% and 61%, respectively, of our consolidated total assets, and 96% and 98%, respectively, of our consolidated total liabilities. The assets not associated with Xueda Information and its subsidiaries and schools in these years primarily consisted of cash held by Xueda Education Group, Xueda Hong Kong and Xuecheng Century. The table below sets forth a summary of the cash balances by currency held by Xueda Education Group, Xueda Hong Kong and Xuecheng Century as of December 31, 2013 and 2014, respectively. All of the cash amounts held by Xueda Education Group and Xueda Hong Kong set forth below related to the proceeds from our initial public offering completed in November 2010 and the Warburg Pincus investment completed in conjunction with our initial public offering.

	As of December 31,
	2013	2014
	(in thousands of $)
Xueda Education Group	12,626	12,395
Denominated in $	439	3,859
Denominated in RMB	12,187	8,536

Xueda Hong Kong	40,467	33,367
Denominated in $	64	64
Denominated in RMB	40,403	33,303

Xuecheng Century	6,880	9,938
Denominated in $	6,376	6,380
Denominated in RMB	504	3,558

Tianjin Xueda	—	3,263
Denominated in $	—	—
Denominated in RMB	—	3,263

Currently we do not anticipate requesting Xuecheng Century and Tianjin Xueda to transfer any cash outside of China to meet our cash needs. However, should such a need arise in the future, we may meet such need with dividend distributions from Xuecheng Century and Tianjin Xueda as described under “Item 3.D. Risk Factors—Risk Factors Relating to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.” Any dividend distribution by Xuecheng Century and Tianjin Xueda will incur certain cost in the form of withholding tax as discussed under “Item 3.D. Risk Factors—Risk Factors Relating to Doing Business in China—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits.”

Exclusive Technology Consulting and Management Services Agreement.  Pursuant to the Amended and Restated Exclusive Technology Consulting and Management Services Agreement, or the Exclusive Service Agreement, entered into on August 28, 2009 as amended and restated on July 28, 2010 between Xuecheng Century and Xueda Information, Xuecheng Century has the exclusive right to provide technical consulting and management services to Xueda Information. Such services include course material research and development, employee training, technology development, transfer and consulting services, public relation services, market development and planning services, and other services as the parties may mutually agree from time to time. The Exclusive Service Agreement entitles Xuecheng Century to charge Xueda Information annual service fees that amount to substantially all of the net income of Xueda Information before the service fees. Xuecheng Century has the right to terminate this agreement, at any time during the term of this agreement, by 30-day prior written notice to Xueda Information, whereas Xueda Information may only terminate this agreement on the ground of Xuecheng Century’s gross negligence, fraud or other illegal act, or bankruptcy, lawful dissolution or termination of Xueda Information. Unless terminated earlier in accordance with the above provisions, this agreement has a term of ten years and can be extended automatically, unless indicated otherwise by Xuecheng Century. Xuecheng Century recognized service fees in the total amount of RMB119.4 million ($19.4 million) for the year ended December 31, 2014, in consideration for services provided to Xueda Information. The service fees recognized in 2014 were eliminated upon consolidation and had been paid by Xueda Information to Xuecheng Century as of December 31, 2014.

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

D.                                    Property, Plant and Equipment

Except for four learning centers in Hefei, Anhui Province, Jinan, Shandong Province, Hangzhou, Zhejiang Province and Yancheng, Jiangsu Province, which have an aggregate space of 2,358 square meters, we currently lease all of the properties we use to operate our business. Our headquarters are located in Beijing, China, where we lease approximately 2,859 square meters of office space. As of December 31, 2014, we leased an aggregate of approximately 288,083 square meters of space for our learning centers.

All of our learning centers operate under our “Xueda” brand. A typical learning center consists of tutoring rooms, customer service operations and administrative facilities. Since 2009, we have implemented a standardized interior design at our new learning center across the country, and we plan to renovate our existing learning centers for the standardized interior design over time.

ITEM 4A.Unresolved Staff Comments

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.                                    Operating Results

Overview

We are the leading national provider of tutoring services for primary and secondary school students in China. We derive our revenue from providing personalized tutoring services that are results-oriented and student-centric. Since opening our first learning center in 2004, we have organically built a national network of 467 learning centers (308 of which were established and operated by our VIE’s or its subsidiaries’ 121 schools and 159 of which were established and operated by our VIE’s subsidiaries) and approximately 11,750 full-time service professionals, serving customers located in 85 cities across 28 of China’s 31 provinces and municipalities, as of December 31, 2014.

Our business continued to grow in the year ended December 31, 2014. In 2014, we added 59 new learning centers, bringing our total number of learning centers to 467. During the same year, we served approximately 185,103 students.

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

In 2014, we expanded our services beyond our traditional one-on-on tutoring to include small group tutoring, as well as other study-related services, such as study travels. Since students may now choose one or a combination of our services, and are able to switch between services while the prices for these services vary, we adjusted the elements used in the review of our revenue model since 2014. Rather than reviewing factors such as course hours delivered and average selling price as we did in the past with a predominantly single service offering revenue model, we now adopt effective student count (defined below), and average net revenue per student as the two major elements in our review of revenue model. We believe these elements better reflect our current revenue model comprised of multiple service offerings. In concert with our expanded service offering, we also changed our service contracts. Rather than signing-up with an initial contract indicating a designated tutoring type and number of tutoring hours, students now pay an initial amount into an account as deposits and then draw from this amount to pay for various services as they are consumed.

•                  Tutoring volume.  Over the past few years, the growth of our net revenue has been driven primarily and directly by the increased scale and volume of our tutoring programs, which reflect the overall revenue-generating services provided across our tutoring service network. The increase in our tutoring volume has primarily been driven by the expansion of our tutoring service network and is also dependent upon the effective student count network wide, and average net revenue per student. These factors, in turn, largely depend on the demand for our tutoring services, the effectiveness of our marketing and brand promotion, the demographic composition of the geographic locations of our learning centers and our ability to respond to competitive pressure. Neither we nor any of our students receive financial assistance for our tutoring services. Therefore, third-party financial assistance has not been a contributing factor to our tutoring scale.

The increase in our tutoring volume is primarily the result of the following factors:

•                  Number of learning centers.  The increase in our tutoring volume has been driven to a substantial extent by the expansion of our tutoring service network. The total number of our learning centers in operation increased from 383 at the end of 2012 to 408 at the end of 2013 and further increased to 467 at the end of 2014. The number of cities covered by our tutoring service network increased from 73 at the end of 2012 to 77 at the end of 2013 and further increased to 85 at the end of 2014. We believe that the increase in the number of learning centers and the geographic expansion of our service network have significantly enhanced our brand recognition across the country.

•                  Effective student count. Effective student count is defined as the number of students who (i) had effective contracts with amounts of at least RMB200 per contract as of the last day of the relevant period and (ii) had attended at least one tutoring session within the 180 days before the last day of the relevant period. Our effective student count increased by 7.4% to 64,570 as of December 31, 2014 from 60,143 as of December 31, 2013. The increase in our effective student count has been driven to a substantial extent by the new student sign-ups and student retention rate. New student sign-ups is defined as the number of students who enrolled in a Xueda program during the relevant period for the first time in the last three calendar years. Our New student sign-ups increased by 8.2% to 105,653 students for the year of 2014 from 97,627 for the year 2013. The number of retained students increased by 12.8% to 39,051 for the year of 2014 from 34,614 for the year 2013. The student retention rate for the year of 2014 increased to 64.9% from 59.6% for the year 2013.

•                  “Size” of service contracts.  Based on our new revenue model, the “size” of our service contracts refers to total amount of deposits paid by our students under the contracts from which our service fees will be deducted as various services are consumed. In 2014, the “size” of our service contracts ranged from RMB10,000 to RMB30,000 ($1,611 to $4,835).

•                  Average net revenue per student. Average net revenue is the net revenue we generated divided by the average effective student count. Our ability to maintain and increase net revenue per student is an important factor that affects our net revenue. Our average net revenue per student decreased by 7.8%% to $4,892 for the year of 2014 from $5,306 for the year 2013. The decrease was primarily a result of the offering of promotional discounts and an increase of lower priced small group tutoring services in the revenue mix.

•                  Service fee payment and refund.  We require all of our students to pay the full service contract amount, i.e. “size” of the contract, within seven days from the date they enter into a service contract with us. In addition, new students are also required to pay a non-refundable registration fee at the time such student enters into their first service contract with us. The registration fee varies by location and normally ranges from RMB300 ($48.4) to RMB1,000 ($161.2) in 2014.

Students who are unable to consume services within the service period set forth in the service contract may choose to extend the service period for up to 40 days according to the contractual terms upon prior notice to us, or they may choose to terminate the service contract prior to the expiration of the service period and receive a refund for the unused balance. Refunds will not be issued after 26 months of the expiration of the service period set forth in the service contract. Refunds do not affect our reported revenue as the unused portion of the account balance is not yet recognized as revenue before the services are delivered, but have an adverse effect on our cash flow for the period in which the refunds are made. In 2012, 2013 and 2014, the refunded amounts were approximately $29.0 million, $33.5 million and $32.7 million, respectively. The increase in the amount refunded was primarily due to the increased effective student count in these periods. The total amount in cash we received amounted to $366.6 million, $390.1 million and $373.7 million in 2012, 2013 and 2014, respectively. For the same periods, our refund rate, defined as amount refunded as the percentage of total service contract amount collected in such period, was 7.9%, 8.6% and 8.7%, respectively. The refund rate is a cash management measure which only reflects the impact of the refunds on our cash flow.

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

•                  Start-up learning centers.  We refer to learning centers in the first 12 months of their operations as “start-up learning centers.” Typically, a start-up learning center incurs significant fixed costs and operating expenses, yet it takes longer for its effective student count and average net revenue per student to ramp up.

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

The table below sets forth the numbers of learning centers at various development stages as of the dates indicated, applying the new categorization.

	As of December 31,
	2012		2013		2014
Development Stage	Number	% of Total	Number	% of Total	Number	% of Total
Start-up learning centers	109	28.5	38	9.3	73	15.6
Growth learning centers	142	37.1	167	40.9	139	29.8
Mature learning centers	132	34.4	203	49.7	255	54.6
Total	383	100.0	408	100.0	467	100.0

A learning center incurs a substantial amount of fixed costs and expenses throughout its various stages. Such fixed costs and expenses primarily consist of teaching staff’s base salaries, rental and office expenses, leasehold improvement depreciation, and expenses related to management team and administrative staff. With such fixed costs and expenses, and with the fact that a start-up learning center typically has relatively lower utilization at its earlier stage of development, a large number of newly-opened learning centers may lower our overall profitability on a consolidated basis in the first 12 to 18 months after their opening. The number of our learning centers increased by a net of 88, 25 and 59 for the years ended December 31, 2012, 2013 and 2014, respectively. Compared to the 25 learning centers opened in 2013, the 59 learning centers opened in 2014 had an adverse effect on our gross margin in the relevant year. In the same period, we closed a small number of learning centers for relocation purpose. We closed 14 learning centers in 2014, compared to 13 in 2013 and 12 in 2012. The closure of learning centers did not have a material effect on our results of operations. In addition, the variation in proportions of learning centers at various development stages in any specific period may affect our overall results of operations and profitability in such period. As our business continues to grow and the base of mature learning centers expands, we expect that the adverse impact of start-up learning centers on our overall results of operations will be less significant over time.

Furthermore, the average cost for opening new learning centers as reflected by capital expenditures remained relatively stable from 2012 to 2013 and decreased in 2014. Capital expenditures per learning center, including expenditures incurred for leasehold improvement and property and equipment, were approximately RMB0.8 million, RMB0.8 million and RMB0.5 million in 2012, 2013 and 2014, respectively. The decrease in capital expenditures per learning center in 2014 was primarily attributable to our implementation of budget control on leasehold improvements, including a decrease in average lease space per learning center from 400-600 square meters for learning centers opened starting in 2012 to 300-600 square meters for learning centers opened starting from 2013, which further decreased to 100-600 square meters for learning centers opened in 2014. The smaller average size of the learning centers opened in 2013 and 2014 was due to the fact that most of these learning centers are added to markets where we have already established a presence, in order to meet the market demand not yet fully satisfied by our existing learning centers in those markets. Going forward, we will determine the size of our learning centers taking into consideration of the operation needs and market demand of our services in the various geographic areas.

We believe that a learning center’s revenue-generating capacity depends on the maximum course hours that can possibly be delivered at such learning center in a given period, which in turn is a function of (i) the space/size of such learning center, which translates into the maximum student space (i.e., the number of students that can be housed at a time); and (ii) the maximum number of course hours that can be scheduled for each student space in such period. Although by improving the learning center’s course scheduling capability and increase the average number of course hours delivered for each student space, it is possible to increase the revenue-generating capacity, we believe that a learning center’s revenue-generating capacity is largely determined by its space/size, which is not affected by the development stage of such learning center. The development stage of a learning center affects the utilization of its revenue-generating capacity: at a learning center’s early development stage when its operation is not fully ramped up yet, the learning center’s utilization of its revenue-generating capacity is low. As such learning center becomes mature, the utilization of its revenue-generating capacity increases.

Although the new learning centers opened in 2014 and onwards may have a smaller average size compared to learning centers opened in prior years, we expect our overall revenue generating capacity to increase as we continue to open new learning centers. We also expect the overall utilization of our existing revenue generating capacity to increase as more learning centers become mature.

•                  Seasonality.  Our results of operations are also affected by seasonal factors. On an individual learning center basis, our net revenue is typically relatively higher in the second quarter compared to the other quarters in the year, because our learning centers generally have the highest average net revenue per student in the second quarter of each year, the time when most primary and secondary school students prepare for the final exams in the spring semester and, particularly, ninth-grade and 12th-grade students are about to take the high school and college entrance exams in China. Our individual learning centers generally have the lowest average net revenue per student in September as fewer students use tutoring services immediately after school year starts at the beginning of that month. The month in which the Chinese New Year falls in generally is also a slow month as fewer services are consumed immediately before and around the holiday season, which is typically in January or February of each year. As a result, on an individual learning center basis, our revenue is typically relatively lower in the January or February and September of the year.

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

Revenue

Our source of revenue primarily consists of fees collected from students, which is a function of effective student count in the period and the average that revenue per student. We offer tutoring programs that cover all academic curriculum subjects taught in primary and secondary schools in the markets where we operate. Our tutoring programs typically last nine months, referred as customer life. The table below sets forth our net revenue and other correlated data for the periods indicated.

	For the Year Ended December 31,
	2012	2013	2014
Net revenue (in thousands of $)	293,157	347,047	338,314
Number of learning centers (at period end)	383	408	467
Effective student count (1) (2)	58,116	60,143	64,570
Average net revenue per student (in $) (2)	5,037	5,306	4,892

(1)         Effective student count is defined as the number of students who (i) had effective contracts with amounts of at least RMB200 per contract as of the last day of the relevant period and(ii)  had attended at least one tutoring session within the 180 days before the last day of the relevant period.

(2)         The measure was adopted in 2014 since we adjusted the key performance measures used in the review of our business operation in 2014.  Data for the years ended December 31 2012 and 2013 were calculated on a retrospective basis in 2014 for comparison purposes only.

Cost of Revenues and Operating Expenses

Our costs and expenses consist of cost of revenues, general and administrative expenses and selling and

	For the Year Ended December 31,
	2012		2013		2014
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Cost of revenues:
Teaching staff cost	157,101	53.6	171,940	49.5	176,616	52.2
Rental	38,182	13.0	40,958	11.8	42,547	12.6
Depreciation and amortization	13,256	4.5	13,946	4.0	12,481	3.7
Other	11,116	3.8	13,104	3.8	22,968	6.8
Total cost of revenues	219,655	74.9	239,948	69.1	254,612	75.3
Operating expenses:
General and administrative expenses	46,427	15.8	52,716	15.1	60,042	17.8
Selling and marketing expenses	31,336	10.7	36,308	10.5	36,216	10.7
Impairment loss on goodwill	—	—	2,923	0.8	—	—
Impairment loss on acquired intangible assets	—	—	494	0.1	—	—
Total operating expenses	77,763	26.5	92,441	26.5	96,258	28.5%

Cost of revenues.  Our cost of revenues primarily consists of:

•                  Teaching staff cost, which consists of base salaries, performance-based teaching fees, and bonuses and benefits paid to or for our full-time teaching staff, as well as performance-based teaching fees paid to our contract instructors. Performance-based teaching fees include teaching fees paid to our teaching staff in relation to work performed during our optional, free Q&A sessions in study rooms at our learning centers which we provide as part of our supporting services to our students. Our teaching staff includes our instructors, study counselors and education consultants. Unlike many tutoring service providers in China, we have a large full-time service team that generated 87.0%, 83.8% and 80.3% of our net revenue for the years ended December 31, 2012, 2013 and 2014, respectively. Our service model features personalized tutoring services delivered by a dedicated team of full-time service professionals primarily through one-on-one tutoring; therefore, teaching staff cost has been, and is expected to continue to be, a major component of our cost of revenues. As more learning centers become growth and mature learning centers and we further enhance the utilization of our instructors, we expect teaching staff cost as a percentage of net revenue to decrease to a stable level in the long term.

•                  Rental cost, which increases primarily as we expand our tutoring service network by opening new learning centers and to a lesser extent, expanding our existing learning centers. In 2012, 2013 and 2014, we added 88, 25 and 59 learning centers to our tutoring service network, respectively. As of December 31, 2012, 2013 and 2014, we had 383, 408 and 467 learning centers in operation, respectively. We expect rental cost as a percentage of net revenue to decrease over time as more learning centers become growth and mature learning centers, improve the utilization of their revenue generating capacity and generate revenue at a rate faster than the increase in rental cost.

•                  Depreciation and amortization, which relates to, as to depreciation charges, furniture, fixture and equipment used in rendering tutoring service and, as to amortization charges, leasehold improvement for our learning centers. Historically, depreciation and amortization have not been an important component of our cost of revenues. As we open new learning centers and strive to improve the facilities of our learning centers to enhance students’ learning experience, we expect our investment in furniture, fixture, equipment and leasehold improvement to increase, which will cause depreciation and amortization to increase in absolute amounts. However, as we further standardize our operation procedures and apply them throughout our tutoring service network, we believe depreciation and amortization will remain a small percentage of our cost of revenues.

•                  Other cost, which primarily consists of office supplies consumed by learning centers in rendering tutoring services.

We expect our total cost of revenues to increase in absolute amounts as we continue to open new learning centers, better utilize the capacity of our existing learning centers and hire additional instructors, study counselors and education consultants. We expect the growth rate of our revenue to be faster than the growth rate of our cost of revenues. As a result, we expect our cost of revenues to decrease over time as a percentage of our net revenue as an increasing number of learning centers become growth and mature learning centers and we enhance the utilization of both our instructors and our physical premises and facilities, enhance operating efficiency by applying standardized operation procedures and achieve economies of scale.

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

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands. For the year ended December 31, 2014, our Cayman holding company’s net loss before tax was $7.8 million.

Hong Kong

Xueda Hong Kong is subject to a corporate income tax of 16.5%. Xueda Hong Kong was incorporated in 2009 and had no assessable profits during the years ended December 31, 2012, 2013 and 2014 and accordingly we have made no provision for its income tax. For the year ended December 31, 2014, the net income before tax was $32,789, representing interest income that was not subject to income tax in Hong Kong.

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

Value-Added Tax.  In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, which became effective from January 1, 2012, or the Pilot Plan. As approved by the PRC State Council on July 25, 2012, this Pilot Plan was first launched in Shanghai and was expanded to ten other provinces and municipalities, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong, Xiamen and Shenzhen, or collectively, the Ten Pilot Regions, in batches from August 1, 2012 through the end of 2012. The Ministry of Finance and the SAT issued a circular, or the National Rollout Circular, on May 24, 2013, announcing that the Pilot Plan would be rolled out nationwide from August 1, 2013. The National Rollout Circular formalizes the national implementation of the replacement of Business Tax to Value-Added Tax reform, or the VAT reform, under which value-added tax, or VAT, would be applied on certain service revenue which were previously subject to business tax, from a legislative perspective and also provides detailed implementation rules on the national rollout. With many provisions of the National Rollout Circular remaining intact, the Ministry of Finance and the SAT issued a guidance on December 13, 2013 which contains the expansion of the VAT reform in the sectors of railway transportation and postal services from January 1, 2014 to replace the National Rollout Circular.

As of December 31, 2014, our PRC subsidiary and certain VIE’s subsidiaries have been required by local tax authorities to apply a VAT rate of 3%, 6% or 17% on certain service revenue which was previously subject to business tax.

Income tax.  Pursuant to the EIT Law, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our PRC subsidiaries and our VIE, its subsidiaries and schools in China are subject to enterprise income tax at a statutory rate of 25%. Xuecheng Century was certified as a “software enterprise” for tax purposes in April 2010 and as a result is eligible for a two-year exemption of income tax for 2010 and 2011 followed by a 12.5% income tax rate for 2012, 2013 and 2014. In light of the uncertainties as to what preferential tax treatments are applicable to our schools, all of our VIE’s schools have also accrued and paid income tax at the statutory rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulation—the Law for Promoting Private Education and the PE Implementation Rules.” For the year ended December 31, 2014, the total taxable income for our PRC subsidiaries and our VIE, its subsidiaries and schools in China was $9.5 million.

Income tax is assessed and paid at the subsidiary or branch level; therefore, the net loss from operations generated by a particular entity cannot be transferred to or utilized by other entities within our consolidated company. As a result, our tax expense was $4.1 million even though we recorded a loss before income tax in the amount of $6.0 million.

Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Following Circular 82, on August 3, 2011, the SAT issued Administrative Measures on Income Taxes of Resident Enterprises Incorporated outside Mainland China and Are Controlled by Chinese Enterprises (Trial Implementation), or Resident Enterprise Administrative Measures, which was effective as of September 1, 2011. This Resident Enterprise Administrative Measures provides clarification of resident status determination, post-determination administration, as well as competent tax authorities. However, Circular 82 and Resident Enterprise Administrative Measures apply only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining “de facto management body” for the company of our type. We do not believe we are a resident enterprise defined and regulated by the aforesaid regulations as none of our shareholders is a PRC company or PRC corporate group. However, it remains unclear how PRC tax authorities will determine the tax residency status of companies like us. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China — Under the EIT Law, we may be classified as a ‘resident enterprise’ of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.” Under the EIT Law and the EIT Implementation Rules, the profits of a foreign invested enterprise generated in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company during the 12 consecutive months preceding the receipt of the dividends. Our PRC subsidiaries are currently wholly owned by our Hong Kong subsidiary. However, there is no assurance the PRC tax authorities will grant approvals on the 5% withholding tax rate on dividends received by our Hong Kong subsidiary from our PRC subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits.”

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

As advised by Commerce & Finance Law Offices, our PRC counsel, (i) the ownership structures of our VIE, its subsidiaries and schools, and our PRC subsidiaries, are in compliance with existing PRC laws and regulations; and (ii) the contractual arrangements among our PRC subsidiary, our VIE, and the shareholders of our VIE are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel. The relevant government authorities may have broad discretion in interpreting the PRC laws and regulations governing the validity of these contractual arrangements. See “Item 3. Key Information — D. Risk Factors — Risk Related to Regulation of Our Business and Our Corporate Structure — We rely on contractual arrangements with our VIE and its shareholders for substantially all of our China operations, which may not be as effective as direct ownership in providing operational control”, “— We may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with our VIE and its shareholders in the event of a breach or non-compliance by our VIE or its shareholders”, and “— Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition”.

For the years ended December 31, 2012, 2013 and 2014, Xueda Information and its subsidiaries and schools contributed in aggregate 100%, 100% and 100%, respectively, of our total net revenue. As of December 31, 2012, 2013 and 2014, Xueda Information and its subsidiaries and schools accounted for an aggregate of 49%, 53% and 61%, respectively, of our total assets, and 86%, 96% and 98%, respectively, of our total liabilities. The assets not associated with Xueda Information and its subsidiaries and schools primarily consist of cash held by us.

Revenue Recognition

We derive our revenue from personalized tutoring services and through collecting registration fees and fees for services from our students.

We charge each new student a non-refundable registration fee ranging from RMB300 ($48.4) to RMB1,000 ($161.2) primarily for the consultation and assessment we provide to the student and design of a personalized study plan. We believe that the registration fee is, in substance, an advance payment for future tutoring services, and accordingly recognized over the estimated customer relationship period. The customer relationship period is estimated based on our historical data with respect to service period. The customer relationship period is currently nine months and is subject to annual assessment or when an event or other changes indicate the estimate is no longer reasonable.

Fees for services are collected in lump-sum within seven days after the service contract is signed and recognized proportionately as the tutoring services are delivered. For proportionally unused prepaid services, students may apply for a 40-day extension within 30 days prior to the expiration date of the service contract. Under the applicable PRC laws and regulations, students are entitled to refund of unused prepaid services within two years after the service contract expires. We therefore estimate the refund period to be 26 months, which include the 30-day application period, the 40-day extension period and the two years by law. Deferred revenue relating to unused prepaid services of expired contracts is recognized as of the end of the refund period.

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

We had one reporting unit that carried goodwill balances as of December 31, 2014, namely Taiyuan Xueda Education & Training School, or Taiyuan Xueda. In the goodwill impairment test, we adopted the discounted cash flow method under the income approach, which considers a number of factors including expected future cash flows, growth rates and discount rates, and requires us to make certain assumptions and estimates regarding industry and economic factors and the future profitability of our business. The assumptions are inherently uncertain and subjective. The discounted cash flow for Taiyuan Xueda was based on discrete five years’ financial forecast developed by our management. Cash flows beyond the forecasted period were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends. Specifically, the income approach valuations included cash flow discount rates of 19.46% and terminal value growth rates of 3%, for Taiyuan Xueda.

As a result of the goodwill impairment test performed as of December 31, 2013, the goodwill of Weland was fully impaired due to the lowered earnings forecast and increased competition in the industry.

Available-for-sale securities

In July 2012, we entered into a preferred share purchase agreement with the shareholders of Firstleap Education, a company incorporated in the Cayman Islands that provides English training program to two- to ten-year-old children in China. In August 2012, we purchased, for a consideration of $4.8 million, 1,272,000 convertible preferred shares, which represented a 12.72% voting interest in Firstleap Education. In December 2012, Firstleap Education effected a 10 to 1 stock split. In July 2013, we purchased additional 4,039,610 convertible redeemable preferred shares of Firstleap Education for a consideration of $1.6 million. As a result, our voting interest in Firstleap Education increased to 16.11%. In October 2014, a new investor was introduced and our voting interest in Firstleap Education was diluted to 14.33%. Since the preferred shares are redeemable as the option of their holders, we determine that they are debt securities in nature and should be accounted for as available-for-sale securities. The unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income.

We measured available-for-sale securities at fair value on a recurring basis as of December 31, 2014. The available-for-sale securities do not have a quoted market price in an active market. Accordingly, we adopted a discounted cash flow method under the income approach, which considers a number of factors including expected future cash flows, growth rates and discount rates estimated based on publicly traded companies in the industry and requires us to make certain assumptions and estimates regarding industry economic factors and future profitability. The assumptions are inherently uncertain and subjective. The discounted cash flows for Firstleap Education were based on discrete seven years’ financial forecasts. Cash flows beyond the forecasted period were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends and considered long-term earnings growth rates for comparable publicly traded companies. Specifically, the income approach valuation as of December 31, 2014 included cash flow discount rate of 20.45%, and terminal value growth rate of 3% in the year ended December 31, 2014.

The estimated fair value of the investment was $7.5 million as of December 31, 2014. An unrealized holding gain of $654,000 was reported in accumulated other comprehensive income.

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

When terms of awards are modified, we are required to record the incremental fair value, if any, of the modified awards, as compensation cost on the date of modification (for vested awards) or over the remaining service (vesting) period (for unvested awards). The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over fair value of the original award immediately before the modification.

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

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2012, 2013 and 2014. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months.

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

	For the Year Ended December 31,
	2012		2013		2014
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Net revenues	293,157	100.0	347,047	100.0	338,314	100.0
Cost of revenues(1):
Teaching staff cost	(157,101)	(53.6)	(171,940)	(49.5)	(176,616)	(52.2)
Rental	(38,182)	(13.0)	(40,958)	(11.8)	(42,547)	(12.6)
Depreciation and amortization	(13,256)	(4.5)	(13,946)	(4.0)	(12,481)	(3.7)
Other	(11,116)	(3.8)	(13,304)	(3.8)	(22,968)	(6.8)
Total cost of revenues	(219,655)	(74.9)	(239,948)	(69.1)	(254,612)	(75.3)
Gross profit	73,502	25.1	107,099	30.9	83,702	24.7
Operating expenses:
General and administrative expenses(1)	(46,427)	(15.8)	(52,716)	(15.1)	(60,042)	(17.8)
Selling and marketing expenses(1)	(31,336)	(10.7)	(36,308)	(10.5)	(36,216)	(10.7)
Impairment loss on goodwill	—	—	(2,923)	(0.8)	—	—
Impairment loss on acquired intangible assets	—	—	(494)	(0.1)	—	—
Total operating expenses	(77,763)	(26.5)	(92,441)	(26.5)	(96,258)	(28.5)
Government subsidies	164	0.1	439	0.1	362	0.1
Loss (income) from operations	(4,097)	(1.3)	15,097	4.5	(12,194)	(3.6)
Interest income	6,722	2.2	7,279	2.0	6,203	1.8
Income (loss) before income tax expenses and loss in equity method investment	2,625	0.9	22,376	6.5	(5,991)	(1.8)
Income tax expenses
Current	(3,179)	(1.1)	(8,302)	(2.4)	(3,740)	(1.1)
Deferred	2,303	0.8	820	0.2	(392)	(0.1)
Total income tax expenses	(876)	(0.3)	(7,482)	(2.2)	(4,132)	(1.2)
Loss in equity method investment	—	—	—	—	(107)	(0.0)
Net income (loss)	1,749	0.6	14,894	4.3	(10,230)	(3.0)
Net income (loss) attributable to the noncontrolling interests, net of taxes	216	0.1	1,257	0.4	208	0.1
Net income (loss) attributable to Xueda Education Group’s ordinary shareholders	1,965	0.7	16,151	4.7	(10,022)	(3.0)

	2012	2013	2014
Selected Operating Data:
Number of learning centers (at period end)	383	408	467
Effective student count (2) (3)	58,116	60,143	64,570
Average net revenue per student (in $) (3)	5,037	5,306	4,892

(1)         Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year ended December 31,
	2012	2013	2014
	(in thousands of $)
Cost of revenues	5	10	37
General and administrative expenses	3,156	5,368	6,151
Selling and marketing expenses	5	4	10
Total share-based compensation expenses	3,166	5,382	6,198

(2)         Effective student count is defined as the number of students who (i) had effective contracts with amounts of at least RMB200 per contract as of the last day of the relevant period and(ii)  had attended at least one tutoring session within the 180 days before the last day of the relevant period.

(3)         The measure was adopted in 2014 since we adjusted the key performance measures used in the review of our business operation in 2014.  Data for the years ended December 31 2012 and 2013 were calculated on a retrospective basis in 2014 for comparison purposes only.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenue.  Our total net revenue decreased by 2.5 % to $338.3 million for the year ended December 31, 2014 from $347.0 million for the year ended December 31, 2013, compared to a 18.4% increase from 2012 to 2013. The decrease was primarily a result of the offering of promotional discounts and an increase of lower priced small group tutoring services in the revenue mix.

Although the total number of learning centers increased from 408 for the year ended December 31, 2013 to 467 for the year ended December 31, 2014, and our effective student count increased from 60,143 for the year ended December 31, 2013 to 64,570 for the year ended December 31, 2014, the average net revenue per student decreased to $4,892 for the year ended December 31, 2014, compared to $5,306 for the year ended December 31, 2013. The decrease was primarily due to attractive pricing considerations, including time-fixed package discounts and a seasonal swing in the second half of the year from one-on-one tutoring services toward the newly launched and lower priced small group tutoring services. The decrease was also partially due to depreciation of the Renminbi against the U.S. dollars. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rate Information.”

Cost of revenues.  Our cost of revenues increased by 6.1% to $254.6 million for the year ended December 31, 2014 from $239.9 million for the year ended December 31, 2013. This increase was primarily due to (i) our company’s $12.5 million expenses relating to investment in Internet-enabled tablet devices provided to students and recruits for the year ended December 31, 2014, increased from $2.8 million for the year ended December 31, 2013, (ii) a 3.9% increase in rental cost from $41.0 million for the year ended December 31, 2013 to $42.5 million for the year ended December 31, 2014 as we leased additional premises for the 59 learning centers newly added in 2014, and (iii) an increase of 2.7% in teaching staff cost from $171.9 million for the year ended December 31, 2013 to $176.6 million for the year ended December 31, 2014. Cost of revenues as a percentage to net revenue increased to 75.3% for the year ended December 31, 2014 from 69.1% for the year ended December 31, 2013.

Gross profit.  Our gross profit decreased by 21.8% to $83.7 million for the year ended December 31, 2014 from $107.1 million for the year ended December 31, 2013. Gross margin decreased to 24.7% for the year ended December 31, 2013 from 30.9% for the year ended December 31, 2013. The significant decreases in gross profit and gross margin were largely due to deleveraging coming from our lower top-line. We place nearly all costs incurred at the learning center level in the cost of revenues category, which carries incremental fixed costs along with learning center expansions.  As such, when our revenue decreases, the deleveraging impact is magnified in the gross margin.

Operating expenses. Our total operating expenses increased by 4.1% to $96.3 million for the year ended December 31, 2014 from $92.4 million for the year ended December 31, 2013. Operating expenses for the year of 2014 represented 28.5% of total net revenue, remained stable from the previous year, primarily a result of our cost control measures and a higher operating leverage in 2013.

•                  General and administrative expenses. Our general and administrative expenses increased by 13.9% to $60.0 million for the year ended December 31, 2014 from $52.7 million for the year ended December 31, 2013. The increase was in part due to a foreign exchange loss of $2.9 million in 2014, compared with a foreign exchange gain of $3.2 million in 2013. Excluding the impact of foreign exchange fluctuation, the increase would be only $1.2 million, which was primarily due to an increase in the total compensation of our new hires to support our expanded operations, as well as the share-based compensation expenses incurred in this period.

•                  Selling and marketing expenses. Our selling and marketing expenses slightly decreased by 0.3% to $36.2 million for the year ended December 31, 2014 from $36.3 million for the year ended December 31, 2013. This decrease was due to stringent control and monitoring of expenses related to advertising, marketing and brand promotion activities from the year ended December 31, 2013 to the year ended December 31, 2014.

Loss/(income) from operations.  As a result of the above, we incurred an operating loss of $12.2 million for the year ended December 31, 2014, comparing with a net operating income of $15.1 million for the year ended December 31, 2013.This decrease was largely attributed to the decrease in net revenue, which resulted from attractive pricing considerations, including time-fixed package discounts and a seasonal swing in the second half of the year from one-on-one tutoring services toward the newly launched and lower priced small group tutoring services.

Interest income. Our interest income primarily generated from cash and cash equivalents, short-term investment and long-term investment. Interest income decreased to $6.2 million for the year ended December 31, 2014 from $7.3 million for the year ended December 31, 2013, primarily because of the lower cash balance for the year ended December 31, 2014.

Income tax expenses.  Income tax expenses at our company level include income taxes payable by (i) Xueda Education Group, which is a tax-exempt company incorporated in the Cayman Islands and as such, was not subject to any income taxes in the Cayman Islands in 2013 and 2014, (ii) Xueda Hong Kong, which is subject to a corporate income tax rate of 16.5% on profits derived from its Hong Kong operations, and did not incur any income tax expenses in 2013 and 2014 because its income in 2013 and 2014 was not derived from its Hong Kong operations, (iii) Xuecheng Century, which was certified as a software enterprise in April 2010 and as a result is eligible for a reduced tax rate of 12.5% in 2013 and 2014, and (iv) Xueda Information and its subsidiaries and schools, which were subject to tax in the PRC at the uniform income tax rate of 25%. As Xueda Education Group and Xueda Hong Kong did not pay any income taxes and Xuecheng Century incurred tax benefits in 2014, our income tax expenses in 2013 and 2014 consisted of taxes incurred by Xueda Information and its subsidiaries and schools under the relevant tax laws and regulations in the PRC. Our income tax expenses decreased to $4.1 million for the year ended December 31, 2014 from $7.5 million for the year ended December 31, 2013, primarily due to the decrease in taxable income of Xueda Information and its subsidiaries and schools to $19.8 million for the year ended December 31, 2014 from $28.0 million for the year ended December 31, 2013.

Net income attributable to Xueda Education Group. As a result of the foregoing, we recorded a net loss of $10.0 million for the year ended December 31, 2014, compared to net income of $16.2 million for the year ended December 31, 2013, respectively.

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

Cost of revenues.  Our cost of revenues increased by 9.2% to $239.9 million for the year ended December 31, 2013 from $219.7 million for the year ended December 31, 2012. This increase was primarily due to (i) an increase of 9.4% in teaching staff cost from $157.1 million for the year ended December 31, 2012 to $171.9 million for the year ended December 31, 2013 as the performance-based teaching bonuses increased as the result of increased net revenue generated, and (ii) a 7.3% increase in rental cost from $38.2 million for the year ended December 31, 2012 to $41.0 million for the year ended December 31, 2013 as we leased additional premises for the 25 learning centers newly added in 2013. Cost of revenues as a percentage to net revenue decreased to 69.1% for the year ended December 31, 2013 from 74.9% for the year ended December 31, 2012.

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

Income tax expenses.  Income tax expenses at our company level include income taxes payable by (i) Xueda Education Group, which is a tax-exempt company incorporated in the Cayman Islands and as such, was not subject to any income taxes in the Cayman Islands in 2012 and 2013, (ii) Xueda Hong Kong, which is subject to a corporate income tax rate of 16.5% on profits derived from its Hong Kong operations, and did not incur any income tax expenses in 2012 and 2013 because its income in 2012 and 2013 was not derived from its Hong Kong operations, (iii) Xuecheng Century, which was certified as a software enterprise in April 2010 and as a result is eligible for a reduced tax rate of 12.5% in 2012 and 2013, and (iv) Xueda Information and its subsidiaries and schools, which were subject to tax in the PRC at the uniform income tax rate of 25%. As Xueda Education Group and Xueda Hong Kong did not pay any income taxes and Xuecheng Century incurred tax benefits in 2012, our income tax expenses in 2011 and 2012 consisted of taxes incurred by Xueda Information and its subsidiaries and schools under the relevant tax laws and regulations in the PRC. Our income tax expenses increased to $7.5 million for the year ended December 31, 2013 from $0.9 million for the year ended December 31, 2012, primarily due to the increase in taxable income of Xueda Information and its subsidiaries and schools to $28.0 million for the year ended December 31, 2013 from $12.7 million for the year ended December 31, 2012.

Net income attributable to Xueda Education Group.  As a result of the foregoing, we generated net income of $16.2 million for the year ended December 31, 2013 and $2.0 million for the year ended December 31, 2012, respectively.

Inflation

According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2012, 2013 and 2014 were increases of 2.6%, 2.6% and 2.0%, respectively. Although we have not been materially and adversely affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

B.                                    Liquidity and Capital Resources

Our principal source of liquidity has been cash generated from operating activities and from issuance and sale of our Series A1 and Series A2 preferred shares, as well as from proceeds of our initial public offering and the investment by Warburg Pincus. We received fees for services in cash of $366.6 million, $390.1 million and $373.7 million in the years ended December 31, 2012, 2013 and 2014, respectively. We currently do not have any bank loans, nor did we have any bank loans in 2012, 2013 or 2014. As of December 31, 2014, we had $113.8 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand, demand deposits, term deposits and debt securities with original maturities of three months or less. Although we consolidate the results of the learning centers controlled by Xueda Information, our VIE, our access to the cash and cash equivalents and future earnings of these learning centers is indirect through dividends we receive from Xuecheng Century, one of our PRC subsidiaries. Xuecheng Century, in turn, receives capital resources from Xueda Information in the form of a “consulting and technical service fee” pursuant to the Exclusive Service Agreement.

When considering our liquidity position and our future capital resources and needs, we view the dividends we are entitled to receive from our PRC subsidiary as a source of cash. We have not encountered any difficulties in meeting our cash obligations. While we believe our PRC subsidiary has the ability to pay dividends to us, we do not expect dividends from our PRC subsidiary in the near future because (i) we plan to have our PRC subsidiary retain all its accumulated profits for its own business operation and expansion, and (ii) we have been holding sufficient cash (excluding the cash held by our PRC subsidiary) for our own anticipated cash needs.

In addition, as the result of the restrictions under PRC law on our PRC subsidiaries’ ability to make dividend payments and other distributions to us, not all funds of our PRC subsidiaries are available to us and our access to such funds is restricted. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China — Restrictions under PRC law on our PRC subsidiaries’ ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of $)
Net cash provided by operating activities	54,644	46,756	4,796
Net cash (used in) provided by investing activities	(43,743)	(120,814)	30,236
Net cash used in financing activities	(17,084)	(22,419)	(36,102)
Effect of exchange rate changes	381	1,596	(2,168)
Net decrease in cash and cash equivalents	(5,802)	(94,881)	(3,238)
Cash and cash equivalents, beginning of period	217,746	211,944	117,063
Cash and cash equivalents, end of period	211,944	117,063	113,825

Operating Activities

Our largest source of operating cash flows is fees for services paid in cash by our students. We require all of our students to pay the service contract amount in full within seven days from the date they enter into a service contract with us. Our primary uses of cash in operating activities are teaching staff and employee compensation, rental and renovation cost for leased premises and selling and marketing expenses. As a public company, we also incur additional costs and expenses, including costs to prepare for our SOX Section 404 compliance testing and additional legal and accounting costs to comply with the requirements of the Exchange Act that apply to us. We currently anticipate that we will be able to meet our needs to fund operations within at least the next 12 months with operating cash flow and existing cash balances.

We had net cash provided by operating activities in an amount of $4.8 million for the year ended December 31, 2014, primarily attributable to (a) course fees received in cash in an amount of $373.7 million as a result of our expanded operations and (b) interests received in cash in an amount of $6.1 million, offset by (i) cash paid for staff compensation in an amount of $211.8 million, (ii) rental cost and expenses paid in cash in an amount of $44.6 million, (iii) course fee refund paid in cash in an amount of $32.7 million, (iv) advertising and market expenses paid in cash in an amount of $28.6 million, (v) office related expenses paid in cash of $22.0 million, (vi) taxes paid in cash of $18.4 million and (vii) other operation expenses paid in cash of $23.8 million, all in line with the expansion of our operations. Net cash provided by operating activities decreased by $42.1 million between the years ended December 31, 2013 and 2014, primarily because of the cash receipts for course fees and interests decreased by $10.1 million, and cash payment for staff compensation, rental, marketing expenses, and office related expenses which increased by $18.5 million as a result of our business expansion, which was at a higher rate compared with the increase in courses fee received net off refund paid in cash.

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

We had net cash provided by operating activities in an amount of $54.6 million for the year ended December 31, 2012, primarily attributable to (a) course fees received in cash in an amount of $366.6 million as a result of our expanded operations and (b) interests received in cash in an amount of $7.1 million, offset by (i) cash paid for staff compensation in an amount of $184.2 million, (ii) rental cost and expenses paid in cash in an amount of $41.5 million, (iii) course fee refund paid in cash in an amount of $29.0 million, (iv) advertising and market expenses paid in cash in an amount of $26.2 million, (v) office related expenses paid in cash of $18.2 million, (vi) taxes paid in cash of $16.2 million and (vii) other operation expenses paid in cash of $3.8 million, all in line with the expansion of our operations. Net cash provided by operating activities increased by $29.7 million between the years ended December 31, 2011 and 2012, primarily due to the increase of $103.7 million in fees received in cash largely attributable to our strengthened fee collection efforts.

Investing Activities

Our cash used in investing activities normally is related to the purchase of investments, property and equipment used by our learning centers in their operations, which include leasehold improvement.

Net cash provided by investing activities for the year ended December 31, 2014 was $30.2 million, primarily resulting from (i) proceeds of $221.8 million from maturity of short-term investments, and (ii) proceeds from maturity of loans to related parties in the amount of $2.6 million, offset by (i) the purchase of short-term investments and other investment in an amount of $188.7 million, (ii) the purchase of property and equipment in an amount of $11.3 million, (iii) cash payment for investment to third parties of $1.6 million, (iv) loan extended to a related party, in an aggregate amount of $3.2 million and (v) purchase of long term investments in an amount of $0.9 million, offset Net cash used in investing activities amounted to $120.8 million for the year ended December 31, 2013, primarily resulting from (a) the purchase of short-term investments in an amount of $291.4 million, (b) the purchase of property and equipment in an amount of $10.5 million and (c) two loans extended to a related party in December 2013, respectively, in an aggregate amount of $2.6 million and (iv) purchase of long term investments in an amount of $9.8 million.

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

Net cash used in financing activities for the year ended December 31, 2014 was $36.1 million, primarily resulting from the payment for share repurchase in the amount of $29.6 million and the payment of cash dividends to our shareholders in the amount of $9.9 million, partially offset by proceeds from exercise of share options of $3.4 million.

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

Xueda Information’s ability to pay service fees to Xuecheng Century depends on (i) dividends paid by Xueda Information’s subsidiaries and (ii) returns distributed by the private schools consolidated by Xueda Information directly or through its subsidiaries. Such subsidiaries are subject to the same restrictions as discussed above when paying dividends to Xueda Information. The private schools controlled by Xueda Information directly or through its subsidiaries are also subject to certain regulations regarding distributing returns to their sponsors. Under the relevant PRC laws and regulations, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment before distributing returns to its sponsors. In the case of a private school that requires reasonable returns, this amount must be not less than 25% of such school’s annual net income (as determined under the generally accepted accounting principles of the PRC), if any. See “Item 3. Key Information — D. Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure — Our VIE, its subsidiaries and schools may be subject to significant limitations on their ability to sponsor and operate private tutoring schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Capital Expenditures

Our capital expenditures are incurred primarily in connection with leasehold improvements and investment in equipment for our learning centers. We added 88, 25 and 59 learning centers in 2012, 2013 and 2014, respectively. Our capital expenditures were $19.1 million, $10.5 million and $11.3 million in the years ended December 31, 2012, 2013 and 2014, respectively, representing 6.5%, 3.0% and 3.3% of our net revenue in such periods, respectively. In 2012, 2013 and 2014, we incurred approximately $0.1 million, $0.1 million and $0.08 million in capital expenditures per new learning center, respectively. Our capital expenditures have been primarily funded by cash generated from our operations and, to a much lesser degree, from our financing activities. The capital expenditure per new learning center remained relatively flat at $0.1 million in both 2012 and 2013 and slightly decreased to $0.08 million in 2014, which was primarily attributable to our implementation of budget control on a per-learning-center basis, including a decrease in average lease space. The lease space on a per-learning-center basis for the learning centers opened in 2014 is ranged between 100 to 600 square meters, compared to between 300 and 600 square meters for the learning centers opened in 2013 and 400 and 600 square meters in 2012. We intend to cost-efficiently allocate our capital resources by continuing to lease most of our new facilities in the foreseeable future. We have not encountered any difficulties in meeting our cash obligations to date and believe that we will be able to fund our capital needs for at least the next 12 months through cash generated from our operating activities as well as net proceeds from our initial public offering.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This Accounting Standards Update (“ASU”) will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•                                          Step 1: Identify the contract(s) with a customer.

•                                          Step 2: Identify the performance obligations in the contract.

•                                          Step 3: Determine the transaction price.

•                                          Step 4: Allocate the transaction price to the performance obligations in the contract.

•                                          Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1.                                      Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•                                          For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•                                          For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•                                          For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

2.                                      Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•                                          The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•                                          An explanation of the reasons for significant changes.

We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation - Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The new standard is effective for fiscal years ending after December 15, 2016. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

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

One of our PRC subsidiaries, Xuecheng Century, has registered various trademarks and logos, including “,” “,” “Xueda,” “,” “” and “,” with the Trademark Office of SAIC. In addition, Xuecheng Century has submitted applications in several batches to the Trademark Office of SAIC for the registration of certain other trademarks and logos, including “prime learning,” for our small-group tutoring programs and other trademarks and logos which we believe are material for our operations. As our business grows and branding strategy develops, we may apply for the registration of additional trademarks and logos. Furthermore, Xuecheng Century has registered utility model and design patents with PRC Intellectual Property Bureau for certain teaching utilities it designed and developed, such as various kinds of multi-functional teaching desks. Our current main websites are www.xueda.com and www.exueda.com.  www.xueda.com is our official website, promoting our corporate identity and providing various marketing information. www.exueda.com is the site for our newly launched e-learning platform. In addition, we have registered certain other domain names, including www.21edu.com, xue.com and ejiajiao.com.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
	(in thousands of $)
Operating leasing obligations	96,933	36,239	42,519	14,950	3,225

G.                                   Safe Harbor

See “Forward-Looking Statements.”

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth certain information relating to our directors and executive officers.

Name	Age	Position/Title
Rubin Li	37	Chairman of board of directors
Xin Jin	38	Director and chief executive officer
Jinbo Yao	38	Director
William Hsu	49	Director
Yafei Wang	60	Independent Director
Cheung Kin Au-Yeung	66	Independent Director
Arthur Wong	55	Independent Director
Christine Lu-Wong	46	Chief financial officer
Wei Zhang	56	Vice president
Qiang Deng	47	Vice president

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

Mr. Cheung Kin Au-Yeung has served as an independent director of our company since October 2011. Mr. Au-Yeung has been an executive director of various companies in the Morningside Group, a privately-owned investment company, since late 1996. He has more than 30 years of general management experience gained through working with Morningside Group and several other major multi-national companies. Prior to joining Morningside, he had been serving as head of Gillette’s operations in China for five years. While with Morningside, Mr. Au-Yeung has been overseeing the operations of the Morningside Group and its portfolio companies in China. He had served on the board of directors of a portfolio company listed on the Growth Enterprise Market of the Hong Kong Stock Exchange for over four years and had also been seconded to a company listed on NASDAQ as chief operating officer for about half year. He is currently a director of The9 Limited a NASDAQ-listed company. Mr. Au-Yeung holds a master’s degree in physics and an MBA degree from Indiana University.

Mr. Arthur Wong has served as an independent director of our company since March 2015. Mr. Wong is chief financial officer of Beijing Radio Cultural Transmission Company Limited, a music production and music data management services company, which he joined in 2013. From 2008 to 2012, Mr. Wong served as chief financial officer for Shanghai GreenTree Inns Hotel Management Group, a budget hotel chain in China, Shanghai Nobao Renewable Energy, a renewable energy management service utilizing ground source heat pump technology, and Henan Asia New-Energy, a manufacturer of fertilizer, chemical and new energy products. From 1982 to 2008, Mr. Wong worked with Deloitte Touche Tohmastu Certified Public Accountants LLP, in their Hong Kong, San Jose and Beijing offices holding various positions including TMT (Technology, Media, Telecom) leader for northern China, national media sector leader and audit leader for northern China. Mr. Wong serves as a board member and chairperson of the audit committee of the following companies: VisionChina Media Inc. (NASDAQ: VISN), China Automotive Systems, Inc. (NASDAQ: CAAS), Daqo New Energy Corp. (NYSE: DQ), Petro-king Oilfield Services Limited (SEHK: 2178), Sky Solar Holdings, Ltd. (NASDAQ: SKYS), China Maple Leaf Educational Systems Limited (HKSE: 1317), and YOU On Demand Holdings, Inc. (NASDAQ: YOD). Mr. Wong is a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants and the Chartered Association of Certified Accountants. Mr. Wong holds a bachelor’s degree in science in applied economics from University of San Francisco and a higher diploma of accountancy from Hong Kong Polytechnic University.

Ms. Christine Lu-Wong has served as our chief financial officer since November 2012 and serves as the board of director of Firstleap Education, a company that provides English tutoring services to two- to ten-year-old children in China.Ms. Lu-Wong has over 21 years of finance operation and senior executive management experience with multinational corporations, public accounting firms and U.S.-listed enterprises. Her broad professional expertise covers capital market, financial planning and reporting, accounting, internal controls, mergers and acquisitions and tax. Prior to joining our company, Ms. Lu-Wong was chief financial officer of NASDAQ-listed Pactera Technology International Ltd. (formerly, HiSoft Technology International Limited), a global consulting and technology services provider. From 2007 to 2009, she served as vice president of finance at NYSE-listed WuXi PharmaTech Inc., a leading R&D capability and technology platform company serving the pharmaceutical, biotechnology, and medical device industries. Ms. Lu-Wong also held various positions at major global companies and public accounting firms, including Hewlett-Packard Company, Sun Microsystems, Inc. and PricewaterhouseCoopers. She received her bachelor’s degree in international trade and economics from Guangdong University of Foreign Studies, and an M.B.A. in Accounting from Golden Gate University. Ms. Lu-Wong is a Certified Public Accountant in the State of California, USA.

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

Two of our former directors resigned in February 2015 for personal reasons.

B.                                    Compensation

Compensation of Directors and Executive Officers

During 2014, the aggregate cash compensation that we paid to our directors and officers as a group was RMB3.7 million ($0.59 million). Walkers, our Cayman Islands counsel, has advised us that Cayman Islands law does not require an exempted company incorporated in the Cayman Islands, such as our company, to disclose the individual compensation of its executive officers and directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. During 2014, the total amount we set aside/accrued for such benefits for our executive officers was RMB206,426 ($22,721). We do not provide our directors with any pension, retirement or similar benefits. As of the date of this annual report:

•                  Options to purchase an aggregate of 14,210,903 ordinary shares have been granted under our 2009 share incentive plan to our directors, executive officers and employees. These options were granted on March 16, 2010, August 22 and December 18, 2012, June 23 and December 4, 2014 at an original exercise price of $0.99, $1.645, $1.26, $2.175 and $1.18 per share, respectively, and an expiration period of ten years. On September 20, 2010, the exercise price of the 3,343,845 share options granted to a former officer on March 16, 2010 was increased to $1.89 per share from $0.99 per share. 2,089,905 of such re-priced share options were forfeited upon this officer’s resignation in February 2012, and the remaining options to purchase 1,253,740 ordinary shares were cancelled in October 2012. As of March 25, 2015, options to purchase 4,579,394 ordinary shares were outstanding.

•                  From February 2011 to the date of this annual report, we had granted a total of 11,005,006 restricted shares and restricted share units to our directors, executive officers and employees. As of March 25, 2015, 1,365,509 of such shares have vested.

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

Stock-Based Compensation Plans

Our amended and restated equity incentive plan adopted in November 2009, or the 2009 share incentive plan, provides for the grant of options, share appreciation rights, or other share-based awards, collectively referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors and shareholders initially authorized the issuance of up to 11,146,151 ordinary shares upon exercise of awards granted under the 2009 share incentive plan. The total number of ordinary shares that may be issued under the plan shall automatically increase on January 1 of each calendar year, commencing with January 1, 2011, by an amount equal to (i) 1% of the total number of ordinary shares issued and outstanding on December 31 of the immediately preceding calendar year, and (ii) such number of ordinary shares as may be established by the board of directors or its compensation committee. The cancelled options and restricted shares are considered to be available for further awards. As of the date of this annual report, the total number of ordinary shares that may be issued under the plan is 1,968,444. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company as a result of their proprietary interest in the company’s success.

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

Granted Options.  As of March 23, 2015, we had granted options to purchase an aggregate of 14,210,903 ordinary shares to our directors, officers and employees, options to purchase 4,579,394 of which are outstanding. Among these options:

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

•                  Options to purchase 1,953,852 ordinary shares have an exercise price of $0.99 per share and are subject to a four-year vesting schedule, with 25% vesting on March 16, 2011, 2012, 2013 and 2014, respectively;

•                  Options to purchase 1,080,000 ordinary shares have an exercise price of $2.175 per share and are subject to a four-year vesting schedule, with 25% vesting on June 30, 2015, 2016, 2017 and 2018, respectively;

•                  Options to purchase 65,000 ordinary shares have an exercise price of $1.18 per share and are subject to a four-year vesting schedule, with 25% vesting on December 4, 2015, 2016, 2017 and 2018, respectively.

Other Awards. We have also granted restricted shares and restricted share units to our directors, executive officers and employees. For additional information, see Note 14 to our consolidated financial statements starting on page F-44.

C.                                    Board Practices

We currently have seven directors, three of whom are independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of all of the remaining directors. Each of our directors holds office until such director resigns or is removed by way of an ordinary resolution of shareholders. We have no service contracts with any of our directors that provide benefits to them upon termination.

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

Audit Committee

Our audit committee consists of Mr. Cheung Kin Au-Yeung, Mr. Arthur Wong and Ms. Yafei Wang. Mr. Cheung Kin Au-Yeung is the chairman of our audit committee. Our board of directors has determined that Mr. Arthur Wong satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Mr. Au-Yeung, Mr. Arthur Wong and Ms. Wang satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

We currently have seven directors, three of whom are independent directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of all of the remaining directors. Each of our directors holds office until such director resigns or is removed by way of an ordinary resolution of shareholders.

All of our executive officers are appointed by and serve at the discretion of our board of directors. Our executive officers are elected by and may be removed by a majority vote of our board of directors.

D.                                    Employees

Employees

As of December 31, 2014, 2013 and 2012, we had 15,227, 15,025 and 16,454 full-time employees, respectively, including 8,364, 8,080 and 9,517 instructors, respectively. As of December 31, 2014, we had the following full-time employees by function:

Instructors	8,364
Education consultants	1,512
Study counselors	1,795
Psychological counselors	79
Sales and marketing	668
General and administration staff	2,809
Total	15,227

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

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis, as of March 23, 2015, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculation in the table below is based on 124,655,742 ordinary shares outstanding as of March 23, 2015 (excluding 7,053,062 unvested restricted shares).

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

	Number	%
Directors and Executive Officers:
Rubin Li(1)	21,150,930	17.0
Xin Jin(2)	41,132,948	33.0
Jinbo Yao(3)	10,972,720	8.8
William Hsu	—	—
Yafei Wang(4)	2,237,585	1.8
Cheung Kin Au-Yeung	*	*
Arthur Wong	*	*
Christine Lu-Wong	*	*
Wei Zhang	*	*
Qiang Deng	*	*
All directors and executive officers as a group	76,450,188	61.3

Principal Shareholders:
Golden Section Holding Corporation(5)	41,132,948	33.0
Goodor Corporation(6)	21,150,930	17.0
Nihao China Corporation(7)	10,972,720	8.8
New Super Group Limited(8)	10,100,652	8.1

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

(4)                                 Includes 2,237,585 ordinary shares issued upon conversion at the time of our initial public offering of the same number of Series A2 preferred shares owned by Happyall Ltd, a British Virgin Islands company 100% beneficially owned by Ms. Yafei Wang, and 15,015 ordinary shares held by Ms. Wang.

(5)                                 Includes 41,132,948 ordinary shares , including 740,418 ordinary shares represented by 370,209 ADSs which were purchased from the open market, owned by Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Xin Jin. The mailing address of Golden Section Holding Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(6)                                 Represents 21,150,930 ordinary shares, including 666,000 ordinary shares represented by 333,000 ADSs which were purchased from the open market, owned by Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Rubin Li. The mailing address of Goodor Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(7)                                 Represents 10,972,720 ordinary shares owned by Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jinbo Yao. The mailing address of Nihao China Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(8)                                 Represents 10,100,650 ordinary shares owned by New Super Group Limited, a British Virgin Islands company 100% beneficially owned by Mr. Yufei Jiang. The mailing address of New Super Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.

As of March 23, 2015, other than the 38.3% of our ordinary shares underlying our ADSs which were held by Citibank, N.A. — Hong Kong, as the custodian on behalf of Citibank, N.A., the depositary, none of our ordinary shares were held in the United States. Our ADSs, representing 47,752,102 ordinary shares, or 38.3% of our total issued and outstanding ordinary shares, were held by two registered holders of record in the United States. Since these ADSs are held by brokers or other nominees, the number of record holders in the United States is not representative of the number of beneficial holders or their country of residence.

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

We used advertising services provided by Beijing 58 Information and Technology Co., Ltd, or Beijing 58, and Beijing Chengshi Wanglin Information and Technology Co., Ltd., or Chengshi Wanglin, two PRC-incorporated Internet-based classified information providers of which Mr. Jinbo Yao is a major shareholder. In 2012, 2013 and 2014, we paid advertising service fee in amounts of $141 thousand, $101 thousand and nil, respectively, to Beijing 58 and $153, $11 and $67 to Chengshi Wanglin, respectively. There was no unsettled balance as of December 31, 2012, 2013 and 2014. We may continue to use advertising services provided by Chengshi Wanglin in the future.

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

In May and November 2012, Xueda Information extended two entrusted loans to Beijing Lebai Education Consulting Co., Ltd., or Lebai, an affiliate of Firstleap Education (a company in which we acquired an aggregated of 16.11% equity interest in August 2012 and July 2013), in an amount of RMB20 million ($3.2 million) and RMB10 million ($1.6 million), respectively, to fund Lebai’s business operations. Each of these loans had a term of six months and bore an interest rate of 10% per annum. The RMB20 million ($3.2 million) loan was fully repaid in November 2012 and the RMB10 million ($1.6 million) loan was fully repaid in May 2013. In December 2013, Xuecheng Century provided two unsecured loans to Lebai in a total amount of RMB16 million ($2.6 million), to support Lebai’s business operations. Such loans are for a period from December 2013 to April 2014 and bear an interest rate of 4% per annum. In 2012, 2013 and 2014, Xuecheng Century generated rental income of $99 thousand, $159 thousand and $177 thousand, respectively, from Lebai for one of its learning centers located in Beijing leased by Lebai. In 2013, Xuecheng Century and Xueda Information’s subsidiaries generated the tutoring related services income of $117 thousand from Lebai.

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

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

Dividend Policy

On November 19, 2012, our board of directors declared a special cash dividend in the amount of $0.25 per ordinary share, or $0.50 per ADS to shareholders of record at the close of business on December 19, 2012. The aggregate amount of cash dividends paid was approximately $32.6 million, which was funded by surplus cash on Cayman holding company’s balance sheet. $9.9 million of the cash dividends was paid on December 31, 2012, and the remaining $22.7 million was paid in January 2013. On February 27, 2014, our board of directors authorized the payment of a dividend of $0.16 per ADS, or $0.08 per ordinary share. The dividends were paid on April 15, 2014 to holders of ordinary shares (which includes holders of ADSs) on record as of the close of business on March 28, 2014, which were funded by surplus cash on our Cayman holding company’s balance sheet. The aggregate amount of cash dividends to be paid is approximately $9.9 million. On March 4, 2015, our board of directors authorized the payment of a dividend of $0.16 per ADS, or $0.08 per ordinary share. The dividend will be payable on or about April 16, 2015 to holders of ordinary shares (which includes holders of ADSs) on record as of the close of business on March 16, 2015, which will be funded by surplus cash on our balance sheet. As of the date of this annual report, the aggregate amount of cash dividends to be paid is approximately $10 million.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiaries are required to set aside at least 10% of its after tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Allocations to this statutory fund can only be used for specific purposes and are not transferable to the company’s shareholders in the form of loans, advances or dividends. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Doing Business in China — Restrictions under PRC law on our PRC subsidiaries’ ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.”

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.                                    Offer and Listing Details.

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since November 2, 2010 under the symbol “XUE.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs.

	Sale price
	High	Low
	(in $)
Annual highs and lows
2010	14.73	8.86
2011	11.57	2.41
2012	4.92	2.30
2013	7.25	2.45
2014	7.70	2.23

Quarterly highs and lows
First quarter 2013	3.17	2.45
Second quarter 2013	3.50	2.84
Third quarter 2013	5.00	3.18
Fourth quarter 2013	7.25	4.11
First quarter 2014	7.70	5.10
Second quarter 2014	5.66	4.31
Third quarter 2014	4.70	2.69
Fourth quarter 2014	3.39	2.23
First quarter 2015 (through March 28, 2015)	2.80	2.12
Monthly highs and lows
September 2014	3.75	2.69
October 2014	3.39	2.71
November 2014	2.98	2.26
December 2014	2.98	2.23
January 2015	2.53	2.12
February 2015	2.80	2.30
March 2015 (through March 28, 2015)	2.75	2.46

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

ITEM 10.ADDITIONAL INFORMATION

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable to instruments executed in, brought within or produced before a court in, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any income tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

If a liability arises, the normal profits tax rates applicable to corporations for the year of assessment of 2013/2014 is 16.5% and the normal profits tax rates applicable to individual for the year of assessment of 2013/2014 is 15%.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and we may gain substantial income by way of dividends from our PRC subsidiaries. The EIT Law and the EIT Implementation Rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiaries to their foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has an applicable income tax treaty with China that provides for a different withholding arrangement.

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

Therefore, if we are regarded as a PRC resident enterprise, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be decreased, although dividends distributed from our PRC subsidiaries to us could be exempted from the PRC dividend withholding tax, since such income is exempted under the EIT Law and the EIT Implementation Rules to a PRC resident recipient. If the PRC tax authorities determine we are a PRC resident enterprise for EIT purposes, we may be required to withhold a PRC withholding tax of 10% from dividends we pay to our non-PRC enterprise shareholders and a 20% withholding tax from dividends we pay to our non-PRC individual shareholders, including the holders of our ADSs. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

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

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit or deduction against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held our ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any foreign taxes imposed on dividends paid on our ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

Based on the nature of our business and the composition of our income and valuation of our assets, including goodwill, we believe that we were a PFIC for 2014 and may be a PFIC in 2015 or the future. As the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, all as discussed below, our U.S. counsel expresses no opinion with respect to our PFIC status.

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

I.                                        Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Considering the amount of our cash and cash equivalents as of December 31, 2014, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of $1.0 million to our total cash and cash equivalents. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to the administration and maintenance of the ADS program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for any expenses related to the administration and maintenance of the facility in an amount of $1.3 million, after deduction of applicable U.S. taxes, as of December 31, 2014.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

As of December 31, 2014, we had used $45.7 million of the proceeds of our initial public offering in repurchasing our ADSs under our announced share repurchase program. See “Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.”

ITEM 15.CONTROLS AND PROCEDURES

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

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. Based on its assessment, our management concluded that, as of the end of our most recent fiscal year, December 31, 2014, our internal control over financial reporting was effective based on the above criteria.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on our internal control over financial reporting. The attestation report appears below.

There were no significant changes in our internal control over financial reporting during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Xueda Education Group

We have audited the internal control over financial reporting of Xueda Education Group (the “Company”), its subsidiaries, its variable interest entity (“VIE”) and VIE’s subsidiaries and schools (collectively, the “Group”) as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Group and our report dated March 31, 2015 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, the People’s Republic of China
March 31, 2015

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Arthur Wong, who served as our independent director since March 2015, qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. All of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte Touche Tohmastu Certified Public Accountants LLP has served as our independent registered public accounting firm for each of the fiscal years ended on December 31, 2013 and 2014, for which audited financial statements appear in this annual report on Form 20-F.

Audit Fees

The aggregate fees billed in each of 2013 and 2014 for professional services rendered by the independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory or regulatory filings or engagements were $1.4 million and $1.1 million, respectively.

Audit-Related Fees

The aggregate fees billed in each of 2013 and 2014 for assurance and related services rendered by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements were nil and $0.04 million, respectively.

Tax Fees

The aggregate fees billed in each of 2013 and 2014 for professional services relating to tax compliance, tax advice and tax planning rendered by the independent registered public accounting firm were $0.03 million and $0.02 million.

All Other Fees

There was no fee billed in any of 2013 and 2014 for products and services provided by the independent registered public accounting firm, other than the service reported above under the captions” Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In September 2011, we announced a share repurchase program approved by our board of directors. The share repurchase program was concluded in November 2012.

In March 2014, we repurchased an aggregate of 11,440,000 unregistered ordinary shares of us from Mr. Jinbo Yao, a co-founder of us, and CDH Xueda Limited and WP X Investments IV Ltd., our pre-IPO venture capital investors, at a total consideration of approximately $29.6 million in privately negotiated transactions. Upon completion of the repurchases, we cancelled all of the ordinary shares repurchased. The following table sets forth certain information related to the repurchases made by us in 2014:

Period	Total number of ordinary shares purchased		Average price paid per ordinary share	Total number of ordinary shares purchased as part of publicly announced program	Approximate dollar value of ordinary shares that may yet be purchased under the program

Month #1 (March 1, 2014 to March 31, 2014)	11,440,000	(1)	$2.59(1)	N/A	N/A

(1)             We repurchased these ordinary shares from Mr. Jinbo Yao, a co-founder of us, and CDH Xueda Limited and WP X Investments IV Ltd., our pre-IPO venture capital investors, in privately-negotiated transactions.

In March 2015, Mr. Xin Jin, through his controlled entity, Golden Section Holding Corporation, purchased a total of 10,952,852 ordinary shares and 1,000,000 ADSs (converted into 2,000,000 ordinary shares) of us from CDH Xueda Limited and WP X Investments IV Ltd. at a total consideration of $14,992,336. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” The following table sets forth certain information related to the purchases made by Mr. Xin Jin in 2015:

Period	Total number of ordinary shares purchased		Average price paid per ordinary share	Total number of ordinary shares purchased as part of publicly announced program	Approximate dollar value of ordinary shares that may yet be purchased under the program

Month #1 (March 1, 2015 to March 31, 2015)	12,952,852	(1)	$1.16	N/A	N/A

(1)             Mr. Xin Jin, through his controlled entity, Golden Section Holding Corporation, purchased these ordinary shares from CDH Xueda Limited and WP X Investments IV Ltd., our pre-IPO venture capital investors, in privately-negotiated transactions.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•                  Report of Independent Registered Public Accounting Firm

•                  Consolidated Balance Sheets as of December 31, 2013 and 2014

•                  Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014

•                  Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2013 and 2014

•                  Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014

•                  Notes to the Consolidated Financial Statements

•                  Additional information — financial statement schedule I

ITEM 19.EXHIBITS

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

4.11†††	Firstleap Education Series A Preferred Shares Purchase Agreement, dated July 9, 2012, among Firstleap Education, Xueda Education Group and other parties thereto

4.12†††	English translation of Entrusted Loan Agreement, dated May 4, 2012, among Xueda Information, Bank of Beijing and Beijing Lebai Education Consulting Co., Ltd.

4.13†††	English translation of Entrusted Loan Agreement, dated November 28, 2012, among Xueda Information, Bank of Beijing and Beijing Lebai Education Consulting Co., Ltd.

8.1††	List of Subsidiaries of the Registrant

11.1††††	English translation of Amended and Restated Code of Business Conduct and Ethics of the Registrant

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.2**	Consent of Commerce & Finance Law Officers

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema Document.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB**	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

*                          Previously filed with the Registration Statement on Form F-1 (File No. 333-169971), initially filed on October 15, 2010 and incorporated herein by reference.

**                   Filed herewith

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

††††     Previously filed with the annual report on Form 20-F (File No. 001-34914), dated March 31, 2014 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xueda Education Group

By:	/s/ Xin Jin
	Name:	Xin Jin
	Title:	Chief Executive Officer and Director

Date: March 31, 2015

XUEDA EDUCATION GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

XUEDA EDUCATION GROUP

We have audited the accompanying consolidated balance sheets of Xueda Education Group (the “Company”), its subsidiaries, its variable interest entity (“VIE”) and VIE’s subsidiaries and schools (collectively, the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China

March 31, 2015

XUEDA EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	December 31,
	2013	2014
Assets

Current assets:
Cash and cash equivalents	117,063	113,825
Short-term investments	129,619	94,721
Prepaid expenses and other current assets	16,642	14,813
Amounts due from related parties	2,631	170
Deferred tax assets-current	6,139	6,125

Total current assets	272,094	229,654

Property and equipment, net	34,826	30,433
Deferred tax assets-noncurrent	1,460	1,083
Rental deposits	4,807	4,893
Long-term investments	15,197	9,010
Goodwill	897	875
Other noncurrent assets	2,337	3,001

Total assets	331,618	278,949

Liabilities

Current liabilities:
Deferred revenue-current (including deferred revenue of the consolidated variable interest entities (“VIE”) without recourse to the Group of $103,871 and $102,461 as of December 31, 2013 and 2014, respectively)	103,871	102,461
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of $29,993 and $30,605 as of December 31, 2013 and 2014, respectively)	35,275	32,473
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of $8,675 and $8,632 as of December 31, 2013 and 2014, respectively)	9,383	9,064
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Group of nil and nil as of December 31, 2013 and 2014, respectively)	347	550

Total current liabilities	148,876	144,548

Deferred revenue-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Group of $29,983 and $23,687 as of December 31, 2013 and 2014, respectively)	29,983	23,687
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Group of nil and nil as of December 31, 2013 and 2014, respectively)	260	—

Total liabilities	179,119	168,235

XUEDA EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	December 31,
	2013	2014
Commitments (Note 16)

Equity
Ordinary shares (par value $0.0001; 469,647,160 shares authorized; 144,243,870 and 135,520,084 shares issued; 133,610,982 and 124,655,742 shares outstanding as of December 31, 2013 and 2014, respectively)	14	13
Treasury stock, at cost (9,366,032 shares as of December 31, 2013 and 2014)	(16,124)	(16,124)
Additional paid-in capital	157,149	125,205
Statutory reserves	3,952	4,874
Retained earnings (accumulated deficits)	7,181	(3,763)
Accumulated other comprehensive income	215	588

Total Xueda Education Group shareholders’ equity	152,387	110,793

Noncontrolling interests	112	(79)

Total equity	152,499	110,714

Total liabilities and equity	331,618	278,949

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Years ended December 31,
	2012	2013	2014

Net revenues	293,157	347,047	338,314
Cost of revenues (including share-based compensation expenses of $5, $10 and $37 for 2012, 2013 and 2014, respectively)	(219,655)	(239,948)	(254,612)

Gross profit	73,502	107,099	83,702

Operating expenses:
General and administrative (including share-based compensation expenses of $3,156, $5,368 and $6,151 for 2012, 2013 and 2014, respectively)	(46,427)	(52,716)	(60,042)
Selling and marketing (including share-based compensation expenses of $5, $4 and $10 for 2012, 2013 and 2014, respectively)	(31,336)	(36,308)	(36,216)
Impairment loss on goodwill	—	(2,923)	—
Impairment loss on acquired intangible assets	—	(494)	—

Total operating expenses	(77,763)	(92,441)	(96,258)
Government subsidies	164	439	362

Loss (income) from operations	(4,097)	15,097	(12,194)
Interest income	6,722	7,279	6,203

Income (loss) before income tax expenses and loss in equity method investment	2,625	22,376	(5,991)
Income tax expenses	(876)	(7,482)	(4,132)

Income (loss) after income tax expenses before loss in equity method investment	1,749	14,894	(10,123)
Loss in equity method investment	—	—	(107)

Net income (loss)	1,749	14,894	(10,230)

Net loss attributable to the noncontrolling interests, net of taxes	216	1,257	208

Net income (loss) attributable to Xueda Education Group ordinary shareholders	1,965	16,151	(10,022)

Net income (loss) per ordinary share:
Net income (loss) attributable to Xueda Education Group ordinary shareholders
Basic	0.01	0.12	(0.08)
Diluted	0.01	0.12	(0.08)

Weighted average ordinary shares used in calculating net income (loss) per share
Basic	131,316,004	131,681,540	126,567,703
Diluted	131,776,207	134,466,868	126,567,703

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for shares and per share data)

	Years ended December 31,
	2012	2013	2014

Net income (loss)	1,749	14,894	(10,230)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	250	439	(264)
Unrealized gain on available-for-sale securities, net of tax effects of nil, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively	339	93	654

Total comprehensive income (loss)	2,338	15,426	(9,840)
Comprehensive loss attributable to noncontrolling interests	208	1,251	191

Total comprehensive income (loss) attributable to Xueda Education Group	2,546	16,677	(9,649)

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars, except for shares and per share data)

	Xueda Education Group’s Shareholders
						Retained	Accumulated	Total Xueda
				Additional		earnings	other	Education Group
	Ordinary		Treasury	paid-in	Statutory	(accumulated	comprehensive	shareholders’	Noncontrolling
	Shares	Amount	stock	capital	reserves	deficits)	(loss) income	equity	interests	Total equity

Balance at January 1, 2012	133,505,836	14	(8,846)	178,058	1,544	(8,527)	(892)	161,351	—	161,351
Repurchase of ordinary shares	(4,155,864)	—	(7,278)	—	—	—	—	(7,278)	—	(7,278)
Provision for statutory reserves	—	—	—	—	484	(484)	—	—	—	—
Share-based compensation	—	—	—	3,166	—	—	—	3,166	—	3,166
Nonvested shares vested	348,062	—	—	—	—	—	—	—	—	—
Options exercised	679,402	—	—	673	—	—	—	673	—	673
Foreign currency translation adjustments	—	—	—	—	—	—	242	242	8	250
Dividends distribution ($ 0.25 per ordinary share)	—	—	—	(32,594)	—	—	—	(32,594)	—	(32,594)
Acquisition of Weland (Note 3)	—	—	—	—	—	—	—	—	1,571	1,571
Net unrealized gain on available-for-sale securities, net of tax effects of nil	—	—	—	—	—	—	339	339	—	339
Net income	—	—	—	—	—	1,965	—	1,965	(216)	1,749

Balance at December 31, 2012	130,377,436	14	(16,124)	149,303	2,028	(7,046)	(311)	127,864	1,363	129,227
Provision for statutory reserves	—	—	—	—	1,924	(1,924)	—	—	—	—
Share-based compensation	—	—	—	5,382	—	—	—	5,382	—	5,382
Nonvested shares vested	788,064	—	—	—	—	—	—	—	—	—
Options exercised	2,445,482	—	—	2,464	—	—	—	2,464	—	2,464
Foreign currency translation adjustments	—	—	—	—	—	—	433	433	6	439
Net unrealized gain on available-for-sale securities, net of tax effects of nil	—	—	—	—	—	—	93	93	—	93
Net income	—	—	—	—	—	16,151	—	16,151	(1,257)	14,894

Balance at December 31, 2013	133,610,982	14	(16,124)	157,149	3,952	7,181	215	152,387	112	152,499
Provision for statutory reserves	—	—	—	—	922	(922)	—	—	—	—
Share-based compensation	—	—	—	6,198	—	—	—	6,198	—	6,198
Nonvested shares vested	1,362,214	—	—	—	—	—	—	—	—	—
Options exercised	1,122,546	—	—	1,352	—	—	—	1,352	—	1,352
Foreign currency translation adjustments	—	—	—	—	—	—	(281)	(281)	17	(264)
Dividends distribution ($0.08 per ordinary share)	—	—	—	(9,865)	—	—	—	(9,865)	—	(9,865)
Repurchase of ordinary shares	(11,440,000)	(1)	—	(29,629)	—	—	—	(29,630)	—	(29,630)
Net unrealized gain on available-for-sale securities, net of tax effects of nil	—	—	—	—	—	—	654	654	—	654
Net income	—	—	—	—	—	(10,022)	—	(10,022)	(208)	(10,230)

Balance at December 31, 2014	124,655,742	13	(16,124)	125,205	4,874	(3,763)	588	110,793	(79)	110,714

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income (loss)	1,749	14,894	(10,230)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	15,308	16,117	14,097
Amortization of acquired intangible assets	47	81	—
Impairment of goodwill	—	2,923	—
Impairment of acquired intangible assets	—	494	—
Loss on disposal of property and equipment	690	639	552
Share-based compensation expense	3,166	5,382	6,198
Deferred income taxes	(2,303)	(820)	392
Loss from equity method investment	—	—	107
Foreign exchange loss (gain)	—	(1,042)	836
Changes in assets and liabilities:
Prepaid expenses and other current assets	4,275	(2,144)	(448)
Amounts due from related parties	56	(3)	(181)
Rental deposits	(660)	(180)	(204)
Other non-current assets	(1,652)	(25)	131
Deferred revenue	30,486	(3,869)	(3,923)
Accrued expenses and other current liabilities	3,591	9,829	(2,346)
Income taxes payable	237	4,828	(127)
Deferred income	(346)	(348)	(58)

Net cash provided by operating activities	54,644	46,756	4,796

Cash flows from investing activities:
Purchase of short-term investments	(128,307)	(291,384)	(188,715)
Proceeds from maturity of short-term investments	111,266	191,838	221,849
Acquisition of businesses (net of cash acquired of $1,765, nil and nil for 2012, 2013, and 2014, respectively)	(1,196)	—	—
Purchases of long-term investments	(4,786)	(9,839)	(1,613)
Deposit for investment	—	—	(855)
Proceeds from disposal of long-term investments	—	—	8,169
Loan to a third party	—	—	(3,198)
Proceeds from maturity of loan to a third party	—	—	3,213
Loan to a related party	(4,777)	(2,636)	—
Proceeds from maturity of loan to a related party	3,185	1,634	2,559
Purchase of property and equipment	(19,145)	(10,469)	(11,268)
Proceeds from disposal of property and equipment	17	42	95

Net cash (used in) provided by investing activities	(43,743)	(120,814)	30,236

Cash flows from financing activities:
Repurchase of ordinary shares	(7,278)	—	(29,630)
Proceeds from exercise of options	123	246	3,393
Payment of dividend distribution	(9,929)	(22,665)	(9,865)

Net cash used in financing activities	(17,084)	(22,419)	(36,102)

Effect of exchange rate changes	381	1,596	(2,168)
Net decrease in cash and cash equivalents	(5,802)	(94,881)	(3,238)
Cash and cash equivalents, beginning of year	217,746	211,944	117,063

Cash and cash equivalents, end of year	211,944	117,063	113,825

Supplemental disclosure of cash flow information
Income taxes paid	2,897	3,248	4,059
Major non-cash investing activity:
Payable for property and equipment	2,393	1,888	2,097

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

As of December 31, 2014, details of the Company’s subsidiaries and VIE, VIE’s significant subsidiaries and schools were as follows:

Place of
	Incorporation	establishment/
Name	or acquisition date	incorporation	Legal ownership

Subsidiaries:
Xuecheng Century (Beijing) Information Technology Co., Ltd. (“Xuecheng Century”)	Aug 17, 2009	PRC	100%
China Xueda Corporation Limited (“Xueda HK”)	May 13, 2009	Hong Kong	100%
Beijing Xueda Education & Training Consulting Co., Ltd.	Oct 31, 2011	PRC	100%
Tianjin Xueda Education Technology Co., Ltd.	Feb 25, 2014	PRC	100%

VIE:
Beijing Xueda Information Technology Co., Ltd. (“Xueda Information”)	Jul 13, 2009	PRC	Nil	*

VIE’s significant subsidiaries and schools:
Taiyuan Xueda Education & Training School(1)	Dec 8, 2008	PRC	Nil	*
Nanchang Xueda Education & Training School(1)	Apr 20, 2009	PRC	Nil	*
Qingdao Xueda Pre-exam Tutoring School(1)	Jun 10, 2009	PRC	Nil	*
Suzhou Xuecheng Information Technology Co., Ltd.	Sep 28, 2009	PRC	Nil	*
Wuhan Xueda Information Technology Co., Ltd.	Oct 12, 2009	PRC	Nil	*
Wuxi Xueda Information Technology Co., Ltd.	Oct 15, 2009	PRC	Nil	*
Hohhot Xueda Information Technology Co., Ltd.	Oct 21, 2009	PRC	Nil	*
Tianjin Xueda Educational Information Consulting Co., Ltd.	Oct 26, 2009	PRC	Nil	*
Beijing Xuecheng Shidai Information Technology Co., Ltd.	Oct 28, 2009	PRC	Nil	*
Changsha Xuezhi Information Technology Co., Ltd.	Nov 3, 2009	PRC	Nil	*
Kunming Xueda Information Technology Co., Ltd.	Nov 6, 2009	PRC	Nil	*
Guangzhou Xueda Educational Technology Co., Ltd.	Nov 24, 2009	PRC	Nil	*
Shenzhen Xueda Information Technology Co., Ltd.	Nov 25, 2009	PRC	Nil	*
Chengdu Xueda Information Technology Co., Ltd.	Nov 30, 2009	PRC	Nil	*
Jinan Xueda Education & Training School(1)	Dec 17, 2009	PRC	Nil	*
Beijing Xicheng Xueda Training School(1)	Feb 1, 2010	PRC	Nil	*
Dalian Shahekou Xueda Education & Training School(1)	Mar 5, 2010	PRC	Nil	*
Hangzhou Xueda Education Consulting Co., Ltd.	Mar 9, 2010	PRC	Nil	*
BeijingWeland International Education and Technology Corp.	Jun 1, 2012	PRC	Nil	*
Guiyang Xueda Information Technology Co., Ltd.	Apr 9, 2010	PRC	Nil	*
Fuzhou Gulou Xueda Education & Training School(1)	Apr 26, 2010	PRC	Nil	*
Shijiazhuang Yuhua District Xueda Education & Training School(1)	Apr 26, 2010	PRC	Nil	*
Beijing Dongcheng Xueda Training School(1)	May 27, 2010	PRC	Nil	*
Changchun Xueda Education & Training School(1)	Jun 11, 2010	PRC	Nil	*
Xi’an Xueda Education & Training School(1)	Jun 18, 2010	PRC	Nil	*
Shenyang Xueda Education & Training School(1)	Aug 10, 2010	PRC	Nil	*
Nanjing Xueda Education & Training School(1)	Sep 30, 2010	PRC	Nil	*
Nantong Chongchuan District Xueda Education Training School(1)	Nov 19, 2010	PRC	Nil	*
Xi’an Lianhu Xueda Education Training School(1)	Dec 7, 2010	PRC	Nil	*
Xi’an Beilin District Xueda Education Training School(1)	Dec 14, 2010	PRC	Nil	*
Shanghai Jinshan District Xueda Education School of Continuing Studies(1)	Dec 16, 2010	PRC	Nil	*
Hefei Xueda Education Training Department(1)	Dec 27, 2010	PRC	Nil	*
Beijing Chaoyang Xueda Training School(1)	Jan 25, 2011	PRC	Nil	*
Xi’an Yanta Xueda Education & Training School(1)	Feb 24, 2011	PRC	Nil	*
Beijing Haidian Xueda Training School(1)	May 31, 2011	PRC	Nil	*
Qindu Xueda Education & Training School(1)	Oct 28, 2011	PRC	Nil	*
Tangshan Lubei Xueda Education & Training School(1)	Apr 26, 2012	PRC	Nil	*
Shenzhen Xueda Education & Training School(1)	Dec 30, 2013	PRC	Nil	*
Tianjin Xuecheng Century Information Technology Co., Ltd.	Feb 25, 2014	PRC	Nil	*

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The Company therefore conducts substantially all of its activities through the VIE, Xueda Information, and its subsidiaries and schools in the PRC. The VIE and its subsidiaries and schools hold leases and other assets necessary to operate the Company’s learning centers, provide tutoring services and generate all of the Group’s revenues. To provide the Company the power to control and the ability to receive substantially all of the expected residual returns of the VIE and its subsidiaries and schools, Xuecheng Century entered into a series of contractual arrangements with Xueda Information and its shareholders in August 2009.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with Xueda Information and its shareholders are in compliance with existing PRC laws and regulations and are valid, binding and enforceable and will not result in any violation of PRC laws or regulations currently in effect. However, substantial uncertainties exist regarding the interpretation of current and future PRC laws, regulations and the PRC regulatory authorities may take a contrary view. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the regulatory authorities may exercise their discretion and:

•                                          revoke the business and operating licenses of the Company’s PRC subsidiaries or consolidated affiliated entities;

•                                          restrict the rights to collect revenues from any of the Company’s PRC subsidiaries;

•                                          discontinue or restrict the operations of any related-party transactions among the Company’s PRC subsidiaries or consolidated affiliated entities;

•                                          require the Company’s PRC subsidiaries or consolidated affiliated entities to restructure the relevant ownership structure or operations;

•                                          take other regulatory or enforcement actions, including levying fines that could be harmful to the Group’s business; or

•                                          impose additional conditions or requirements with which the Company may not be able to comply.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The Group’s tutoring business has been directly operated by (and as a result all of the Group’s revenues have been generated from) the VIE and its subsidiaries and schools. The Company has consolidated the net revenues of Xueda Information and its subsidiaries and schools in its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For the years ended December 31, 2012, 2013 and 2014, $293,157, $347,047 and $338,314, or 100%, 100% and 100%, respectively, of the Company’s total net revenues were attributable to Xueda Information and its subsidiaries and schools as they conducted all of the Group’s tutoring business. As of December 31, 2013 and 2014, Xueda Information and its subsidiaries and schools accounted for an aggregate of 53% and 61%, respectively, of the Group’s consolidated total assets, and 96% and 98%, respectively, of the Group’s consolidated total liabilities. The assets not associated with the Xueda Information and its subsidiaries and schools primarily consisted of cash held by the Company, Xueda HK and Xuecheng Century. The financial information of the VIE and VIE’s subsidiaries and schools (“variable interest entities”) after the elimination of inter-company transactions and balances as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 were as follows:

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

1.                                      ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

The VIE arrangements - continued

Risks in relation to the VIE structure - continued

	December 31,
	2013	2014

Cash and cash equivalents	56,947	54,730
Prepaid expense and other current assets	12,902	12,738
Total current assets	129,836	137,492
Total assets	175,603	170,852
Deferred revenue	133,854	126,148
Total current liabilities	142,539	141,698
Total liabilities	172,522	165,385
Total equity	3,081	5,467

	Years ended December 31,
	2012	2013	2014

Net revenues	293,157	347,047	338,314
Net income	6,282	10,089	4,069
Net cash provided by (used in) operating activities	48,370	43,003	(11,256)
Net cash (used in) provided by investing activities	(37,363)	(48,532)	11,875

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries and schools. All inter-company transactions and balances have been eliminated upon consolidation.

Noncontrolling interests

Noncontrolling interests are separately presented as a component of equity in the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, term deposits and debt securities with original maturities of three months or less.

Investments

Investments consist of trading securities, held-to-maturity securities, available-for-sale securities and equity method investment.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments - continued

Equity method investments relate to investee company over which the Group has the ability to exercise significant influence, but does not have control and are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee of between 20% and 50% and other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The Group’s share of earning (loss) of investee company is included in the accompanying consolidated statements of operations.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Financial instruments

Financial instruments are primarily in the form of cash and cash equivalents, amounts due from related parties, short-term investments and long-term investments in held-to-maturity and available-for-sale securities. The carrying amounts of these financial instruments except for long-term investments, approximate their fair values because of their generally short maturities. The carrying amount of long-term held-to-maturity securities approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities. There is no quoted market value for the long-term available-for-sale securities; however, management estimates their fair value using discounted cash flow method. Fair value of such financial instruments is not necessarily representative of the amount that could be realized or settled.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and the accompanying notes. Significant accounting estimates reflected in the Group’s financial statements include revenue recognition, valuation allowance for deferred tax assets, share-based compensation, fair value of available-for-sale securities and goodwill impairment. Actual results could differ from those estimates.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property and equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20~40 years
Furniture, fixtures and equipment	3 years
Motor vehicles	5 years
Leasehold improvements	Shorter of useful life of the assets or the lease term

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Where the consideration in an acquisition includes contingent consideration and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability, it is subsequently carried at fair value with changes in fair value reflected in earnings.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

Revenues are recognized when earned and are reported net of business taxes and value added taxes.

The primary sources of the Group’s revenues are as follows:

(a)                                 Registration fees

The Group charges each new student a non-refundable registration fee ranging from $48.35 (Renminbi300) to $161.17 (Renminbi1,000) for diagnosis and designing a personalized tutoring plan for the student. The nonrefundable registration fee is amortized over the estimated average customer relationship life. The average customer relationship life is estimated based on the Group’s historical data and the estimate is subject to annual assessment or when an event or other changes indicate the estimate is no longer reasonable.

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

The Group’s PRC subsidiaries, VIE and VIE’s subsidiaries and schools are subject to business taxes and other related surcharges at a rate of 3.3% or 5.5% of gross revenues generated from their private personalized tutoring service. Business taxes are reported as a deduction to revenue when incurred and amounted to $13,834, $12,802 and $11,688 for the years ended December 31, 2012, 2013 and 2014, respectively.

In July 2012, the Ministry of Finance and the State Administration of Taxation jointly issued a circular regarding the pilot collection of value added taxes (“VAT”) in lieu of business tax in certain areas and industries in the PRC. Starting from September 1, 2012, the VIE’s certain subsidiaries and schools became subject to VAT at the rates of 3%, 6% or 17%, on certain service revenues which were previously subject to business tax. VAT is also reported as a deduction to revenue when incurred and amounted to $67, $999 and $1,207 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Advertising costs

Advertising costs are expensed as incurred. The Group incurred advertising costs totaling $26,448, $29,015 and $28,785 for the years ended December 31, 2012, 2013 and 2014, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

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

Government subsidies

The Group receives government subsidies from the local government authorities for encouraging regional development and technology development. Government subsidies are recognized upon receipt as an item of operating income because the subsidies are not intended to compensate for specific expenditure and not subject to future return. For the years ended December 31, 2012, 2013 and 2014, $164, $439 and $362 were received and recognized, respectively.

Foreign currency translation

The functional and reporting currency of the Company and Xueda HK is US dollar. The functional currency of the Company’s other subsidiaries, VIE and VIE’s subsidiaries and schools in the PRC is Renminbi (“RMB”).

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Share-based compensation

Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. The Group recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award, with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change.

For awards with performance condition vesting provision, when achievement of the performance condition is deemed probable, the Group recognized compensation cost on a straight-line basis over the awards vesting periods.

When terms of awards are modified, the Company are required to record the incremental fair value, if any, of the modified awards, as compensation cost on the date of modification (for vested awards) or over the remaining service (vesting) period (for unvested awards). The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over fair value of the original award immediately before the modification.

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

Comprehensive income (loss)

Comprehensive income (loss) includes net income (loss), unrealized gain on available-for-sale securities and foreign currency translation adjustments. The Group presents the components of net income (loss), the components of other comprehensive income (loss) and total comprehensive income (loss) in two separate but consecutive statements.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net income (loss) per share

Basic net income (loss) per share attributable to Xueda Education Group ordinary shareholders is computed by dividing net income (loss) attributable to Xueda Education Group ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share attributable to Xueda Education Group ordinary shareholders reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of stock options is computed using treasury stock method.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of $109,895 and $103,235, which were denominated in RMB, at December 31, 2013 and 2014, respectively, representing 93.9% and 90.7% of the cash and cash equivalents balances as of December 31, 2013 and 2014, respectively. The Group’s short-term investments of $129,619 and $94,721 as of December 31, 2013 and 2014, respectively, were also denominated in RMB.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, amounts due from related parties and held-to-maturity securities classified as long-term investments.

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

The Group’s amounts due from related parties include direct loans provided to a related party located within the PRC in the amount of $2,631 and nil as of December 31, 2013 and 2014, respectively. The Group does not foresee a credit risk associated with such loans based on evaluations of the financial conditions of the related party.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new pronouncement which affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). This Accounting Standards Update (“ASU”) will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance. This ASU also supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this ASU.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•                                          Step 1: Identify the contract(s) with a customer.

•                                          Step 2: Identify the performance obligations in the contract.

•                                          Step 3: Determine the transaction price.

•                                          Step 4: Allocate the transaction price to the performance obligations in the contract.

•                                          Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted.

An entity should apply the amendments in this ASU using one of the following two methods:

1.                                      Retrospectively to each prior reporting period presented and the entity may elect any of the following practical expedients:

•                                          For completed contracts, an entity need not restate contracts that begin and end within the same annual reporting period.

•                                          For completed contracts that have variable consideration, an entity may use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

•                                          For all reporting periods presented before the date of initial application, an entity need not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when the entity expects to recognize that amount as revenue.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent accounting pronouncements - continued

2.                                      Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. If an entity elects this transition method it also should provide the additional disclosures in reporting periods that include the date of initial application of:

•                                          The amount by which each financial statement line item is affected in the current reporting period by the application of this ASU as compared to the guidance that was in effect before the change.

•                                          An explanation of the reasons for significant changes.

The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation - Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved.

The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In August, 2014, the FASB issued a new pronouncement which provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern.” The new standard is effective for fiscal years ending after December 15, 2016. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The following summary of unaudited pro forma result of operations for the year ended December 31, 2012 was presented with the assumption that the significant acquisition during the year ended December 31, 2012 occurred as of January 1, 2011. These pro forma results do not purport to be indicative of the results of operations which would have resulted had the significant acquisitions occurred as of January 1, 2011, nor are they indicative of future operating results.

Year ended December 31,
2012

Pro forma net revenue	296,548
Pro forma net income attributable to Xueda Education Group	2,414
Pro forma net income per ordinary share-basic	0.02
Pro forma net income per ordinary share-diluted	0.02

The Group recorded an impairment loss related to the goodwill of Weland for the year ended December 31, 2013, as set out in Note 7.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

4.             PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of:

	December 31,
	2013	2014

Other receivable (i)	1,241	1,082
Prepaid rental expenses	7,288	8,846
Advance to suppliers	1,095	607
Prepaid advertisement expenses	565	454
Short-term deposits	451	157
Interest receivable	1,051	1,143
Staff advances and others	2,166	1,780
Option exercising cost receivable (ii)	2,785	744
	16,642	14,813

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

5.             PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2013	2014
Buildings	5,969	5,824
Furniture, fixtures and equipment	25,296	27,193
Motor vehicles	2,334	2,499
Leasehold improvements	40,947	44,015
Less: Accumulated depreciation and amortization	(39,720)	(49,098)
	34,826	30,433

Depreciation and amortization expenses for the years ended December 31, 2012, 2013 and 2014 were $15,308, $16,117 and $14,097, respectively.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

6.             ACQUIRED INTANGIBLE ASSETS

Acquired intangible assets arose from the acquisitions of Weland in 2012 and consisted of the following:

	December 31,
	2013	2014

Trademark	408	408
Non-Compete Agreement	188	188
Exchange difference	14	14

	610	610
Less: Accumulated amortization	(128)	(128)
Less: Accumulated impairment	(494)	(494)
Exchange difference	12	12

Acquired intangible assets, net	—	—

Due to the lowered earnings forecast and increased competition in the industry, in December 2013, the Group performed, with the assistance of an independent valuation expert, an impairment test of the carrying value of the Weland trademarks and non-compete agreement to determine whether any impairment existed. This assessment resulted in an impairment write down of $494, which was included in “Impairment loss on acquired intangible assets” in the accompanying statement of operations for the year ended December 31, 2013. The fair value of acquired intangible assets is measured on a non-recurring basis, as set out in Note 9.

7.             GOODWILL

The Group has two reporting units, Taiyuan Xueda Education & Training School (“Taiyuan Xueda”) and Weland, that carries goodwill. The changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 were as follows:

	December 31,
	2013			2014
	Taiyuan			Taiyuan
	Xueda	Weland	Total	Xueda	Weland	Total
Gross amount
Beginning balance at January 1	872	2,857	3,729	897	2,940	3,837
Exchange difference	25	83	108	(22)	(71)	(93)

Ending balance at December 31	897	2,940	3,837	875	2,869	3,744

Accumulated impairment loss
Beginning balance at January 1	—	—	—	—	(2,940)	(2,940)
Charge for the year	—	(2,923)	(2,923)	—	—	—
Exchange difference	—	(17)	(17)	—	71	71

Ending balance at December 31	—	(2,940)	(2,940)	—	(2,869)	(2,869)

Goodwill, net	897	—	897	875	—	875

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

7.             GOODWILL - continued

The Group performs its annual goodwill impairment tests on December 31 of each year. Due to the lowered earnings forecast and increased competition in the industry, a goodwill impairment loss of $2,923 related to Weland was recognized in the year ended December 31, 2013. The fair value of the reporting unit of Weland was estimated based on the discounted cash flows as set out in Note 9.

During the years ended December 31, 2012, 2013 and 2014, the Company recognized goodwill impairment losses of $nil, $2,923 and $nil, respectively.

8.             INVESTMENTS

Cash equivalents

The Group’s cash equivalents consist of term deposits and debt securities with original maturities of three months or less.

The Group measured the cash equivalents at amortized cost. Interest income of $4,177, $895 and $1,651 were recognized in the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014.

Short-term investments

As of December 31, 2012 and 2013, the Group’s short-term investments consist of trading securities and held-to-maturity securities with maturities of one year or less.

Trading securities

The Group measured the trading securities at fair value based on quoted market prices in an active market. Gains from the trading securities of $nil, $12 and $9 were recognized in the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014, respectively.

Held-to-maturity securities - short-term

The Group measured the held-to-maturity securities at amortized cost. Interest income of $2,074, $5,728 and $4,104 were recognized in the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014, respectively.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

8.             INVESTMENTS - continued

Long-term investments

The Group’s long-term investments consist of held-to-maturity securities with maturities of greater than 12 months, available-for-sale securities and equity method investments.

Held-to-maturity securities - long-term

The Group’s long-term held-to-maturity securities consist of debt securities placed with banks with maturities greater than one year, which are stated as amortized cost. Interest income of $nil, $86 and $353 were recognized in the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014. In October 2014, the Group disposed of its long-term held-to-maturity securities, and did not hold any long-term held-to-maturity securities thereafter.

Available-for-sale securities

In July 2012, the Company entered into a preferred share purchase agreement with the shareholders of Firstleap Education (“Firstleap”), a company incorporated in the Cayman Islands that provides English training program to children from 2 to 10 years of age in the PRC. The Company purchased, for a cash consideration of $4,786, 1,272,000 convertible redeemable preferred shares, which represented a 12.72% voting interest in Firstleap.  In December 2012, Firstleap effected a 10 to 1 stock split.

On July 16, 2013, the Company contributed an additional capital of $1,632, for 4,039,610 convertible redeemable preferred shares, and its voting interest in Firstleap increased to 16.11%. In October 2014, a new investor was introduced and the voting interest in Firstleap was diluted to 14.33%. As of December 31, 2013 and 2014, the Company had two seats out of six in the board of directors of Firstleap.

At any time and from time to time on or after January 1, 2017 without consummation of a qualified initial public offering of Firstleap, the Company and other holders of the preferred shares may require Firstleap to redeem the preferred shares. Since the preferred shares are redeemable as the option of their holders, the Company determines that they are debt securities in nature and should be accounted for as available-for-sale securities.

The investment is classified as available-for-sale securities and is measured at fair value as of the balance sheet date. Unrealized holding gains and losses are excluded from earnings and are reported in other comprehensive income until realized. Unrealized holding gains of $339, $93 and $654 were reported in other comprehensive income for the years ended December 31, 2012, 2013 and 2014, respectively.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

8.                                      INVESTMENTS - continued

Long-term investments - continued

Fair value information about the investments as of December 31, 2013 and 2014 is as follows:

	As of December 31, 2013
				Unrealized gain
		Gross	Gross	in accumulated
	Amortized	unrecognized	unrecognized	other comprehensive
	cost	holding gains	holding losses	income	Fair value

Cash and cash equivalents:
Cash equivalents
Term deposits	11,827	—	—	—	11,827
Adjustable-rate debt securities	4,326	—	—	—	4,326

	16,153	—	—	—	16,153

Short-term investments:
Trading securities
Adjustable-rate debt securities	1,553	—	—	—	1,553

Held-to-maturity securities
Fixed-rate debt securities	23,958	132	(5)	—	24,085
Adjustable-rate debt securities	33,479	11	—	—	33,490
Term deposits	70,629	—	—	—	70,629

	128,066	143	(5)	—	128,204

	129,619	143	(5)	—	129,757

Long-term investments:
Held-to-maturity securities
Adjustable-rate debt securities	8,347	—	(85)	—	8,262

Available-for-sale securities
Convertible redeemable preferred shares	6,418	—	—	432	6,850

	14,765	—	(85)	432	15,112

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

8.                                      INVESTMENTS - continued

Long-term investments - continued

	As of December 31, 2014
				Unrealized gain
		Gross	Gross	in accumulated
	Amortized	unrecognized	unrecognized	other comprehensive
	cost	holding gains	holding losses	income	Fair value

Cash and cash equivalents:
Cash equivalents
Term deposits	33,040	—	—	—	33,040

	33,040	—	—	—	33,040
Short-term investments:
Held-to-maturity securities
Adjustable-rate debt securities	56,410	437	—	—	56,847
Term deposits	38,311	—	—	—	38,311

	94,721	437	—	—	95,158
Long-term investments:
Available-for-sale securities
Convertible redeemable preferred shares	6,418	—	—	1,086	7,504
	6,418			1,086	7,504

The fair values of trading securities and available-for-sale securities as measured, and cash equivalents and held-to-maturity securities as disclosed are further discussed in Note 9.

Equity method investment

In July 2014, the Group entered into an equity purchase agreement with the owner of Imagination Education (Beijing) Technology Co., Ltd (“Imagination”), a company established in the PRC that is principally engaged in offers of Scholastic Assessment Test. The Group purchased, for a cash consideration of $1,613, which represented a 25% equity ownership interest in Imagination. The Group has significant influence but does not have control over Imagination. Accordingly the Group recorded its interest in Imagination as an equity method investment. The Group recorded its shares of the loss of $107 for the year ended December 31, 2014.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

		Fair value disclosure or measurement at
		December 31, 2013 using
		Quoted prices in	Significant	Significant
		active markets for	other observable	unobservable
	Fair value at	identical assets	inputs	inputs
	December 31, 2013	(Level 1)	(Level 2)	(Level 3)

Fair value disclosure
Cash and cash equivalents:
Cash equivalents
Term deposits	11,827	—	11,827	—
Adjustable-rate debt securities	4,326	—	4,326	—
Short-term investments:
Held-to-maturity securities
Fixed-rate debt securities	24,085	—	24,085	—
Adjustable-rate debt securities	33,490	—	33,490	—
Term deposits	70,629	—	70,629	—
Long-term investments:
Held-to-maturity securities
Adjustable-rate debt securities	8,262	—	8,262	—
Fair value measurement
Short-term investments:
Trading securities
Adjustable-rate debt securities	1,553	1,553	—	—
Long-term investments:
Available-for-sale securities
Convertible redeemable preferred shares	6,850	—	—	6,850

Total assets measured at fair value	8,403	1,553	—	6,850

		Fair value disclosure or measurement at
		December 31, 2014 using
		Quoted prices in	Significant	Significant
		active markets for	other observable	unobservable
	Fair value at	identical assets	inputs	inputs
	December 31, 2014	(Level 1)	(Level 2)	(Level 3)

Fair value disclosure
Cash and cash equivalents:
Cash equivalents
Term deposits	33,040	—	33,040	—
Short-term investments:
Held-to-maturity securities
Adjustable-rate debt securities	56,847	—	56,847	—
Term deposits	38,311	—	38,311	—

Fair value measurement
Long-term investments:
Available-for-sale securities
Convertible redeemable preferred shares	7,504	—	—	7,504

Total assets measured at fair value	7,504	—	—	7,504

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

9.                                      FAIR VALUEMEASUREMENT - continued

Fair value disclosed or measured on a recurring basis - continued

The available-for-sale securities do not have a quoted market rate. The Group adopted a discounted cash flow method under the income approach, which take into consideration a number of factors that include expected future cash flows, growth rates and discount rates from publicly traded companies in the industry and requires the Group to make certain assumptions and estimates regarding industry economic factors and future profitability. The assumptions are inherently uncertain and subjective. The expected future cash flows for Firstleap were based on discrete seven years financial forecasts developed by management for planning purposes. Cash flows beyond the forecasted period were estimated using a terminal value calculation, which incorporated historical and forecasted financial trends and considered long-term earnings growth rates for publicly traded comparable companies. Specifically, the income approach valuation as of December 31, 2014 included a cash flow discount rate of 20.45%, and a terminal value growth rate of 3% in the year 2014.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2013 and 2014, which only contain available-for-sale securities.

	Fair value measurement
	using significant
	unobservable inputs
	(Level 3)
	2014	2013

Beginning balance	5,125	6,850
Total unrealized gains included in other comprehensive income	93	654
Purchase	1,632	—

Ending balance	6,850	7,504

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

9.                                      FAIR VALUEMEASUREMENT - continued

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

The Group measured the fair value of goodwill using the income approach valuation methodology, based on which to recognize the impairment loss for the Weland reporting unit in 2013 as set out in Note 7. The goodwill is considered as Level 3 assets because the Group used unobservable inputs, such as five-year earnings forecast, weighted average cost of capital and lack of marketability discount, to determine the fair value of the goodwill.

10.                               ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2014	2013

Accrued employee payroll and welfare benefits	22,027	20,561
Payable for purchase of property and equipment	1,888	2,097
Accrued rental expenses	3,442	4,037
Business taxes and other tax payable	2,414	1,931
Individual income taxes withheld	579	634
Payable to other service providers and suppliers	3,531	491
Others	1,394	2,722

	35,275	32,473

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

11.                               INCOME TAXES

The current and deferred components of income tax expenses were as follows:

	Years ended December 31,
	2012	2013	2014

Current	3,179	8,302	3,740
Deferred	(2,303)	(820)	392

Total income tax expenses	876	7,482	4,132

The Company is a tax-exempt entity incorporated in the Cayman Islands.

Xueda HK located in Hong Kong and is subject to an income tax rate of 16.5%. Xueda HK did not record any income tax expense during the years ended December 31, 2012, 2013 and 2014 because Xueda HK is an investment holding company with no substantive business operations in Hong Kong.

Xueda Information and its subsidiaries and schools, which were entities incorporated in the PRC (“PRC entities”), are subject to PRC Enterprise Income Tax (“EIT”), on the taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008. Xuecheng Century was certified as a “software enterprise” and was exempt from income taxes in 2010 and 2011, followed by a 12.5% of income tax rate for 2012, 2013, and 2014.

The principal components of deferred income taxes were as follows:

	December 31,
	2013	2014

Current deferred tax assets
Deferred income-current	104	78
Accrued expenses (i)	6,671	6,656
Less: Valuation allowance	(636)	(609)

Net current deferred tax assets	6,139	6,125

Noncurrent deferred tax assets
Deferred income-noncurrent	78	—
Net operating loss carry forwards	4,025	5,939
Less: Valuation allowance	(2,643)	(4,856)

Net noncurrent deferred tax assets	1,460	1,083

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The net operating loss carry forwards for Xueda Information and its subsidiaries and schools was $23,756 as of December 31, 2014 and will expire on various dates through 2019. The valuation allowances as of December 31, 2013 and 2014 were primarily related to net operating losses generated by certain subsidiaries and schools of Xueda Information because the Group believes that it is more likely than not that the related deferred tax assets will not be utilized in the future.

The tax basis of the investment of Xuecheng Century in Xueda Information has been greater than the carrying value of this investment. Under U.S. GAAP, a deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded.

Reconciliation between total income tax expenses and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Years ended December 31,
	2012	2013	2014

Expected income tax expenses at PRC EIT statutory rate of 25%	656	5,594	(1,498)
Effect of preferential tax rate and tax holiday	745	(601)	1,285
Effect on tax rates in different tax jurisdictions (i)	(228)	6	1,595
Tax effect of expenses that are not deductible in determining taxable profit (ii)	226	806	564
Changes in valuation allowance	(523)	1,677	2,186

Total income tax expenses	876	7,482	4,132

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

If the tax holidays granted to Xuecheng Century were not available, income tax provision and earnings per share amounts would be as follows:

	Years ended December 31,
	2012	2013	2014

Decrease (increase) in income tax expense	(745)	601	(1,285)
Increase (reduction) in net income per share-basic	0.01	(0.00)	0.01
Increase (reduction) in net income per share-diluted	0.01	(0.00)	0.01

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2012, 2013 and 2014. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2014.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

11.                               INCOME TAXES - continued

If any entity within the Group that is outside the PRC were to be a non-resident for PRC tax purposes dividends paid to it out of profits earned by PRC entities after January 1, 2008 would be subject to a withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with the PRC. As of December 31, 2014, the Company’s subsidiaries and variable interest entities located in the PRC recorded aggregate accumulated deficits. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes. In the future, aggregate undistributed earnings of the Company’s subsidiaries and variable interest entities located in the PRC, if any, that are taxable upon distribution to the Company, will be considered to be indefinitely reinvested, because the Company does not have any plan to pay cash dividends by using any undistributed earnings of the Company’s subsidiaries and variable interest entities in the PRC in the foreseeable future and intends to retain most of their available funds and any future earnings for use in the operation and expansion of their business.

12.                               ORDINARY SHARES

In 2011, 2013 and 2014, the Company issued 1,300,000, 3,427,854 and 3,354,000 ordinary shares, respectively, to its depositary bank for future exercise of share options and vesting of nonvested shares, which are not considered as outstanding shares until they are delivered to the employees upon exercise of vested stock options or vesting of nonvested shares. 79,480 and 948,720 shares as of December 31, 2013 and 2014, respectively, remain available for future option exercise or nonvested shares vesting, which were not considered as outstanding shares and therefore were excluded from the computation of earnings per share.

In September 2011, the board of directors approved a shares repurchase program to repurchase up to $30,000 of its outstanding ADSs (“ADSs” refers to the Company’s American depositary shares, each of which represents two ordinary shares). The Company engaged an independent investment bank to act as a broker-dealer in connection with such repurchases. 5,210,168 and 4,155,864 ordinary shares were repurchased from existing shareholders at an average price of $1.70 and $1.75 per share for the years ended December 31, 2011 and 2012, respectively. No ordinary share was repurchased during the years ended December 31, 2013 and 2014. The repurchased shares were accounted for as treasury stock and recorded at an aggregate cost of $16,124.

In March 2014, the board of directors approved a shares repurchase program to repurchase up to 6,000,000 of its outstanding ADSs. 11,440,000 ordinary shares were repurchased from a co-founder and certain pre-IPO investors at a price of $2.59 per share for the year ended December 31, 2014.The total consideration of the repurchased shares was $29,630. Such shares were immediately cancelled after the repurchase.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

13.                               NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Years ended December 31,
	2012	2013	2014

Net income (loss)-basic (numerator)
Net income (loss) attributable to Xueda Education Group ordinary shareholders	1,965	16,151	(10,022)

Shares (denominator)
Weighted average ordinary shares used in calculating net income (loss) per share-basic	131,316,004	131,681,540	126,567,703
Effect of dilutive securities
Plus incremental weighted average ordinary shares from assumed conversions of stock options and nonvested shares using the treasury stock method	460,203	2,785,328	—

Weighted average ordinary shares used in calculating net income (loss) per share-diluted	131,776,207	134,466,868	126,567,703

Net income (loss) per ordinary share-basic	0.01	0.12	(0.08)
Net income (loss) per ordinary share-diluted	0.01	0.12	(0.08)

Stock options of 356,219 and 414,233, and nonvested shares of 1,248,944 and 105,533, as of December 31, 2012 and 2013, respectively, were excluded in computation of diluted net income per share, because their effects were anti-dilutive. The effect of options and nonvested shares was excluded from the computation of diluted loss per share for the year ended December 31, 2014 as the effect would be anti-dilutive.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

14.                               SHARE-BASED COMPENSATION - continued

In December 2010 and May 2013, the Company revised the Stock Incentive plan. According to Amended and Restated 2009 Equity Incentive Plan, the share limit shall initially be 11,146,151 and shall automatically increase on January 1 of each calendar year during the term of this plan, commencing with January 1, 2011, by an amount equal to (i) 1% of the total number of shares issued and outstanding on December 31 of the immediately preceding calendar year and (ii) such number of shares as may be established by the board of directors or the Compensation Committee. Moreover, the option price per share shall be determined by the Compensation Committee, but shall not be less than, (i) with respect to options granted to individuals subject to taxation in the United States, 100% of the fair market value of a share, and (ii) with respect to all other options, 85% of the fair market value of a share, in each case, on the date an option is granted. The share limit was 19,504,380, and 738,791 shares were available for future grant as of December 31, 2014.

Stock options

In February 2012, concurrent with an officer’s resignation in February 2012, 417,979 of his share options, which would have been forfeited upon his resignation, were modified to vest on March 15, 2012 and became exercisable within six months of his resignation. The incremental share-based compensation expenses of $339 as of the modification date were recognized immediately.

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

On June 23, 2014, the Company granted 1,080,000 share options to employees with an exercise price of $2.175 per share. 25% of the share options granted will be vest on each of the four anniversaries of the date of grant thereof.

On December 4, 2014, the Company granted 65,000 share options to employees with an exercise price of $1.18 per share. 25% of the share options granted will be vest on each of the four anniversaries of the date of grant thereof.

	Outstanding options
		Weighted	Weighted average	Weighted average	Aggregate
	Number of	average	grant-date	remaining contractual	intrinsic
	options	exercise price	fair value	Term (Years)	value

Options outstanding at January 1, 2012	9,550,652	$1.31	$1.24
Granted	2,745,806	$1.55	$0.66
Exercised	(679,402)	$0.99	$1.24
Forfeited	(4,341,736)	$1.68	$1.24

Options outstanding at December 31, 2012	7,275,320	$1.20	$1.02
Exercised	(2,445,482)	$1.01	$1.21
Forfeited	(259,458)	$0.99	$1.24

Options outstanding at December 31, 2013	4,570,380	$1.32	$0.91
Granted	1,145,000	$2.12	$0.93
Exercised	(1,122,546)	$1.20	$1.04
Forfeited	(13,440)	$0.99	$1.24

Options outstanding at December 31, 2014	4,579,394	$1.55	$0.88	7.38	$255

Options vested and expected to vest as of December 31, 2014	4,443,294	$1.53	$0.88	7.32	$255
Option exercisable as of December 31, 2014	3,106,443	$1.37	$0.88	6.54	$254

The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 were $345, $2,763 and $2,502, respectively.

The Company recorded share-based compensation expenses of $1,752, $1,900 and $892 for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, there was $1,047 of share-based compensation related to stock options that is expected to be recognized over a weighted average period of 3.1 years.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

14.                               SHARE-BASED COMPENSATION - continued

Stock options - continued

During the three years ended December 31, 2014, two batches of options were granted in 2012 and one batch of option was granted in 2014. The fair value of options granted was estimated on the date of grant using the binomial option pricing model with the following assumptions:

Year ended
December 31, 2012

Weighted average expected volatility	57.9%
Weighted average risk-free interest rate	1.8%
Weighted average expected dividend yield	0%
Weighted average fair value of the underlying ordinary shares	$1.21 per share
Weighted average exercise multiple	2.8 times

Year ended
December 31, 2014

Weighted average expected volatility	58.2%
Weighted average risk-free interest rate	2.7%
Weighted average expected dividend yield	3.9%
Weighted average fair value of the underlying ordinary shares	$2.12 per share
Weighted average exercise multiple	2.5 times

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

14.                               SHARE-BASED COMPENSATION - continued

Nonvested shares

In the years ended December 31, 2012, 2013 and 2014, the Company granted 1,888,313, 6,001,339 and 1,139,988 nonvested shares to employees and consultants, respectively. Nonvested shares generally vest over a period ranged from one to four years. Out of the nonvested shares granted, the vesting of 6,000,000 shares granted in July 2013 is subject to certain performance conditions such as target revenue and earnings before interest expenses and income taxes. In November 2014, the Company revised the performance conditions and extended the vesting period for one more year in relation to such 6,000,000 nonvested shares. There was no incremental compensation expense resulting from the modification.

The grant-date fair value of nonvested shares was determined based on the closing price of the Company’s ADSs on New York Stock Exchange on such dates.

A summary of the nonvested shares activity is as follows:

	Number of	Weighted average	Aggregate
	Nonvested	grant-date	intrinsic
	shares outstanding	fair value	value

Nonvested shares outstanding at January 1, 2012	1,487,418	$4.15
Granted	1,888,313	$1.32
Forfeited	(275,303)	$4.30
Vested	(348,062)	$4.16

Nonvested shares outstanding at December 31, 2012	2,752,366	$2.19
Granted	6,001,339	$1.69
Forfeited	(397,857)	$3.07
Vested	(788,064)	$2.15

Nonvested shares outstanding at December 31, 2013	7,567,784	$1.69
Granted	1,139,988	$2.71
Forfeited	(292,496)	$2.08
Vested	(1,362,214)	$2.48

Nonvested shares outstanding at December 31, 2014	7,053,062	$1.68	$8,428

Nonvested shares vested and expected to vest at December 31, 2014	6,965,933	$1.67	$8,324

The total fair value of shares vested during the year ended December 31, 2012, 2013 and 2014 was $1,448, $1,315 and $3,353, respectively. The Company recorded share-based compensation expenses of $1,414, $3,482 and $5,306 for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, there was $7,122 of share-based compensation related to nonvested shares that is expected to be recognized over a weighted average period of 3.3 years.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

15.                               MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total provisions for such employee benefits were $24,214, $26,609 and $27,567 for the years ended December 31, 2012, 2013 and 2014, respectively.

16.                               COMMITMENTS

The Group leases offices under non-cancelable operating leases agreements. Rent expenses under operating leases for the years ended December 31, 2012, 2013 and 2014 were $40,490, $42,429, and $43,898, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,
2015	36,239
2016	26,433
2017	16,086
2018	10,426
2019 and thereafter	7,749
96,933

17.                               RELATED PARTY TRANSACTIONS

The details of related party balances as of December 31, 2013 and 2014 and transactions for the years ended December 31, 2012, 2013 and 2014 are as follows:

(1)                                 Amount due from related party

	Amount due from
	related party
	December 31,
	2013	2014

Amounts due from Beijing Lebai Education Consulting Co., Ltd. (“Lebai”) (i)	2,631	170

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

17.                               RELATED PARTY TRANSACTIONS - continued

(i)                                     As of December 31, 2014, the Company had an aggregate 14.33% equity interest in Firstleap Education and Jin Xin, the Chief Executive Officer of the Company and Chirstine Lu-Wong, the Chief Financial Officer of the Company are appointed the board members of Firstleap.

In November 2012, Xueda Information signed a three-party loan agreement with Lebai, an affiliate of Firstleap, and Bank of Beijing whereby the Company loaned RMB10 million (equivalent to $1,592) to Lebai through Bank of Beijing for a period from November 18, 2012 to May 28, 2013 at an annual interest rate of 10%. This loan was fully repaid in 2013.

In December 2013, Xuecheng Century provided two unsecured loans to Lebai, in a total amount of RMB16 million (equivalent to $2,631), to support Lebai’s business operations. Such loans are for a period from December 2013 to April 2014 and bear an interest rate of 4% per annum. The loan has been collected in May 2014 and there was no unsettled balance as of December 31, 2014.

As of December 31 2014, Xuecheng Century had account receivables of $170 related to rental income generated from Lebai.

(2)                                 Transactions with related parties

	Years ended December 31,
	2012	2013	2014
Advertising services provided by Beijing 58 Information and Technology Co., Ltd. (“Beijing 58”) (ii)	141	101	—

Advertising services provided by Beijing Chengshi Wanglin Information and Technology Co., Ltd. (“ChengshiWanglin”) (ii)	153	11	67

Total	294	112	67

Rental income generated from Lebai	99	159	177
Tutoring related services income generated from Lebai	—	117	—

Total	99	276	177

(ii)           Yao Jinbo is director and a beneficial owner of the Company and also the chairman and shareholder of Beijing 58 and ChengshiWanglin. Beijing 58 and Chengshi Wanglin provided advertisement services to the Group. There was no unsettled balance as of December 31, 2013 and 2014.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

18.                               STATUTORY RESERVES

Prior to payment of dividends, pursuant to the PRC laws and regulations, enterprises incorporated in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the board of directors of each company. These reserves include (i) general reserve, and (ii) other reserves at the discretion of the board of directors.

Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the entity’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. The Company’s subsidiaries, the VIE and the VIE’s subsidiaries and schools contributed $370, $1,114 and $168 to the general reserve during the years ended December 31, 2012, 2013 and 2014, respectively.

PRC laws and regulations require private schools that require reasonable returns to make annual appropriations of 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational equipment. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC (“PRC GAAP”). The Group’s private schools made appropriation to the reserve of $114, $810 and $754 for the years ended December 31, 2012, 2013 and 2014, respectively.

These reserves are included as statutory reserves in the consolidated statements of changes in equity. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

19.                               RESTRICTED NET ASSETS

Under the PRC laws and regulations, distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, and the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the PRC entities. The balance of restricted net assets was $54,844 as of December 31, 2014.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(In thousands of U.S. dollars, except for shares and per share data)

20.                               SEGMENT INFORMATION

The Group is mainly engaged in private personalized tutoring services in the PRC. The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews results of operations by geographic location (i.e. city rather than learning centers), each location constituting a subsidiary of Xueda Information, when making decisions about allocating resources and assessing performance of the Group. Consequently, the Group has determined that each location represents an operating segment. However, under the aggregation criteria set forth in the U.S. GAAP with respect to segment reporting, the Group operates in only one reportable segment as all of its operating segments have similar economic characteristics and provide the same tutoring services.

The Group’s net revenues for the years ended December 31, 2012, 2013 and 2014 were all generated from the services provided in the PRC. The Group’s long-lived assets as of December 31, 2013 and 2014 were all located in the PRC.

21.                               SUBSEQUENT EVENTS

(1)         On March 4, 2015, the Company declared a cash dividend of $0.16 per ADS or $0.08 per ordinary share. The cash dividend will be paid out of additional paid-in capital on or about April 16, 2015 to holders of ordinary shares on record as of the close of business on March 16, 2015. The aggregate amount of cash dividends to be paid is $9,983.

(2)         In February 2015, the Group and Qihoo 360 Technology Co. Ltd., a leading Internet company in China, established a new company with registered capital of less than $5 million for the principal business purpose of pursuing online education opportunities.

XUEDA EDUCATION GROUP

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	December 31,
	2013	2014
Assets

Current assets:
Cash and cash equivalents	12,626	12,395
Short-term investments	68,553	35,742
Prepaid expenses and other current assets	4,181	1,344
Amounts due from subsidiaries	41,453	36,884

Total current assets	126,813	86,365

Investment in subsidiary	19,387	17,526
Other long-term investments	6,850	7,504

Total assets	153,050	111,395

Liabilities

Current liabilities:
Accrued expenses and other current liabilities	56	52
Deferred income-current	347	550

Total current liabilities	403	602

Deferred income-noncurrent	260	—

Total liabilities	663	602

Equity
Ordinary shares	14	13
Treasury stock, at cost	(16,124)	(16,124)
Additional paid-in capital	157,149	125,205
Retained earnings	11,133	1,111
Accumulated other comprehensive income	215	588

Total equity	152,387	110,793

Total liabilities and equity	153,050	111,395

XUEDA EDUCATION GROUP

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Years ended December 31,
	2012	2013	2014

Total operating expenses	(3,129)	(4,158)	(9,722)

Loss from operations	(3,129)	(4,158)	(9,722)
Equity in earnings of subsidiary	1,409	17,882	(1,580)
Interest income	3,685	2,427	1,280

Net income (loss)	1,965	16,151	(10,022)

XUEDA EDUCATION GROUP

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Years ended December 31,
	2012	2013	2014

Net income (loss)	1,965	16,151	(10,022)
Other comprehensive income, net of tax:
Change in cumulative foreign currency translation adjustments	242	433	(281)
Unrealized gain on available-for-sale securities, net of tax effects of nil, nil and nil for the years ended December 31, 2012, 2013 and 2014, respectively	339	93	654

Total comprehensive income (loss)	2,546	16,677	(9,649)

XUEDA EDUCATION GROUP

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years ended December 31,
	2012	2013	2014

Cash flows from operating activities:
Net income (loss)	1,965	16,151	(10,022)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in earnings from subsidiary	(1,409)	(17,882)	1,580
Share-based compensation expense	3,166	5,382	6,198
Foreign exchange gain (loss)	919	1,848	(1,622)
Changes in assets and liabilities:
Prepaid expenses and other current assets	784	(3,091)	2,837
Amounts due from subsidiaries	3,464	(38,548)	4,006
Accrued expenses and other current liabilities	237	(181)	(3)
Deferred income	(346)	(348)	(58)

Net cash provided by (used in) operating activities	8,780	(36,669)	2,916

Cash flows from investing activities:
Purchase of short-term investments	—	(67,619)	(71,847)
Proceeds from maturity of short-term investments	—	—	104,802
Purchases of long-term investments	(4,786)	(1,632)	—

Net cash (used in) provided by investing activities	(4,786)	(69,251)	32,955

Cash flows from financing activities:
Repurchase of ordinary shares	(7,278)	—	(29,630)
Proceeds from exercise of options	123	246	3,393
Payment of dividend distribution	(9,929)	(22,665)	(9,865)

Net cash used in financing activities	(17,084)	(22,419)	(36,102)

Net decrease in cash and cash equivalents	(13,090)	(128,339)	(231)
Cash and cash equivalents, beginning of year	154,055	140,965	12,626

Cash and cash equivalents, end of year	140,965	12,626	12,395

XUEDA EDUCATION GROUP

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

NOTE TO THE FINANCIAL STATEMENTS

1.                                      BASIS FOR PREPARATION

The condensed financial information of the Parent Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investment in its subsidiary.

2.                                      INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

In its consolidated financial statements, the Parent Company consolidates the results of operations and assets and liabilities of its subsidiaries, VIE and VIE’s subsidiaries and schools, and inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Parent Company’s standalone financial statements, its investment in subsidiary, Xueda HK, though which the Company indirectly holds and consolidates other subsidiaries, VIE and VIE subsidiaries and schools, is reported using the equity method of accounting as a single line item and the Parent Company’s share of earnings from its subsidiary is reported as the single line item of equity in earnings of subsidiary.